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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alpha Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 10 2009

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03399 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 3/9/09

082-03399

ALPHA BANK

2009 MAR -6 P 3:03

12-31-08
AR/S

ANNUAL FINANCIAL REPORT

For the period from 1st January to 31st December 2008
(In accordance with the Law 3556/2007)

TABLE OF CONTENT

Income statement

Assets

Liabilities

Equity

STATEMENT BY THE MEMBERS OF THE BOARD OF DIRECTORS

(In accordance with article 4 paragraph 2 of Law 3556/2007)

To the best of our knowledge, the annual financial statements that have been prepared in accordance with the applicable International Financial Reporting Standards, give a true view of the assets, liabilities, equity and financial performance of Alpha Bank A.E. and of the group of companies included in the consolidated financial statements taken as a whole, as provided in article 4 paragraphs 3 and 4 of Law 3556/2007, and the Board of Directors' annual report presents fairly the information required by article 4 paragraphs 7 and 8 of Law 3556/2007 and the related decisions of the Hellenic Capital Market Commission.

Athens, 24 February 2009

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No I 166670	MARINOS S. YANNOPOULOS I.D. No N 308546

Director's Report for year 2008

The activities and economic results of Alpha Bank in Greece and abroad in the year 2008 under review have developed along satisfactory lines, within an environment of rapidly deteriorating global financial markets. The difficulties faced by banks internationally in obtaining financing through the interbank and commercial paper markets has rendered their economic position fragile and has necessitated the extensive intervention of the monetary and fiscal authorities in each and every country in an effort to secure the stability and the functioning of the system.

In particular, interventions have taken the form of: a) facilitating the financing of the banks in each country from the central bank and the interbank markets, mainly through the provision of government securities that may be used as collateral, at a fee, b) providing, against an appropriate fee, government guarantees for the refinancing the loans that are on the books of banks via the commercial paper market and c) bolstering bank's own capital via the purchase of preferred or/and common stocks by the state.

Despite the extensive intervention, it was not possible to avert a significant slowdown or/and curtailment of credit expansion across economies. Already, the global financial system is going through a second bout of unfavorable effects flowing from the global financial crisis.

In particular, the severe financial crisis that started in July 2007 in the market for securitized subprime mortgages in the USA, expanded in the market for corporate bonds and in the whole of the global financial system. The crisis resulted in the write-off of a significant part of the value of the financial assets in the balance sheet of many of the major banks in the world as a consequence of their valuation in their new, much lower, current prices prevailing in the malfunctioning markets of securitized mortgages and other complex derivative financial products. The crisis compelled banks to look for capital of comparable magnitude and restore their capital base, a function which became all the more crucial in an environment of rapidly declining stock markets and one where the trust of the general public in the credit institutions of many countries, was gradually being eroded owing to the uncertainty regarding their exposure to the malfunctioning market of mortgages and asset backed bonds in the USA and their actual financial state.

On the other hand, the crisis has contributed to the curtailment of the liquidity in the interbank markets as the perceived counterparty risk between financial institutions increased substantially. Liquidity in these markets had been partially restored by July of 2008 which can be gagged from the fall in the margins observed in the interbank markets, as a result of intensive interventions by the Central Banks who accepted as collateral an extensive array of financial assets and of the drastic reduction, by the FED and the Bank of England, of their respective benchmark interest rates.

Nevertheless, in the first seven months of 2008, the financial crisis overlapped with the large increases in the price of oil and food products which contributed to the rise of inflation and the eruption of inflationary expectations in the USA and in Europe which led the ECB to increase (as opposed to the required decrease in) its benchmark interest rate in July of 2008. This fact was one of the basic factors which led to the abrupt deceleration of the economic activity across all economies from the 3rd quarter of 2008 and, importantly, to the deterioration and geographical amplification of the financial crisis from September of 2008 in all those countries which we now know to be affected by the crisis and which include emerging economies.

In particular, following the nationalization of the big mortgage securitization companies Freddie Mac and Fannie Mae in August of 2008, the continued fall in the housing market and the market for corporate bonds, resulted in the substantial increase in the write offs of non performing assets and the further curtailment of the capacity of the big investment banks and other financial institutions to refinance their liabilities in the interbank and the commercial paper markets. This led the situation to crisis point in the middle of September of 2008 when Lehman Brothers, the largest investment bank, went into bankruptcy, AIG, the largest insurance company in the world was virtually nationalized, Merrill Lynch was bought out by Bank of America, the remaining investment banks were transformed into banks under the oversight of and with access to FED refinancing, etc. These developments contributed to the almost total disruption of the functioning of the interbank markets and the markets for corporate bonds and commercial paper and led to the unveiling of the large problems of liquidity and doubtful liabilities that faced many European banks. In this way, the financial crisis was transferred with great force to Europe and to the emerging economies, compelling governments to take measures in support of banks, as has been previously mentioned. The resulting intensification of the credit crunch situation led all the advanced economies into a deep recession and all emerging economies to an abrupt slowdown of their economic growth and also to a large fall in commodities prices and the volume of international trade.

Moreover, the drastic reduction in the price of oil, in combination with the recession of the global economy, has led to a significant retrenchment of inflation in all economies. Thus in December 2008 inflation was 0.1% in the USA and 1,6% in the Euro zone, while, GDP fell considerably in annual terms in the 4th quarter of 2008 by -0.2% in the USA, -1.2% in the Euro zone and -4.6% in Japan. The general consensus holds that 2009 GDP will fall even more, by -2.0% in the USA, -2.3% in the Euro zone, -2.4% in Japan and -2.9% in the United Kingdom.

The considerable slowdown in the growth of emerging economies across the world, including the economies of southeastern Europe, is another contributing factor to the negative economic juncture currently underway. Greek banks have invested heavily in expanding their operation in the countries of South Eastern Europe, which have also undergone a slowdown in economic growth. In particular, the general consensus holds that GDP growth in China will slow to around 6.5% in 2009 from 9.0% in 2008, owing to the significant fall of its exports, as a result of the slowdown of global demand. Also, in our neighboring counties, growth is expected to slow in Bulgaria and Romania to 2.3% and 2.8% respectively in 2009, from 6.0% and 7.8% respectively in 2008.

The Greek economy retained a strong growth of 3.0% in 2008, from 4.0% in 2007, despite the significant slowdown it had to endure as a result of the global financial crisis. Growth in 2008 was characterized by the increase of consumer expenditure by 2.4%, the substantial fall in investment, especially investment in the housing sector, the increase of exports of goods and services by 3.0% in real terms and the decline of imports by around -0.5%. Furthermore, the abovementioned growth in 2008 was based on the increase of credit expansion in the private sector of the economy by 16.5%, with credit expansion to households slowing to 12.8% in December

2008 and credit expansion to businesses remaining robust at 19.8%. Finally, the economic growth in 2008 was combined with a new surge of the general government deficit to the 3.7% of GDP and the forecast in the 2008 Update of the Hellenic Stability and Growth Program 2008-2011 for an equally high deficit in 2009, as well as for a deficit above 3.0% of GDP in 2010. This apparent inability of making any headway in the management of the fiscal finances, in combination with pervasive risk aversion as a result of the global financial crisis, has led to the significant widening of the spread between the yields of German and Greek government bonds to 230-300bps.
The report of the Bank of Greece concerning the Monetary Policy for 2008-2009 estimates a GDP growth in 2009 of around 0.5%, whereas the Stability and Growth Program foresees GDP growth to reach 1.1% in 2009. Nevertheless, the Bank of Greece also maintains that there are a number of important factors which could lead to a greater increase of GDP in Greece in 2009. Despite the high level of uncertainty surrounding economic developments in 2009 and the following years, prospects are still favorable for growth exceeding 1.5% in 2009.
In contrast to the significant problems faced by the banks in many countries of Europe and in USA, Greek banks have not recorded direct losses from the financial crisis. In order to secure their appropriate financing in the interbank and corporate bonds markets and in view of the unfavorable economic environment in 2009, the Greek banks are making use of the government measures of € 28 billion to strengthen liquidity in the Greek economy, ensuring the continuation of the financing and development of the economy. Overall, Greek banks are aiming to consolidate their position in the market for financial services not only in Greece but also across the countries of South Eastern Europe. The expansion of the Greek banks in the countries of South Eastern Europe was realized in full understanding of the macro-economic and other risks which existed and still exist in the region, especially in the previously mentioned turbulent environment of the global financial crisis. That which is primarily being monitored in the current period, is the systemic risks that arise as a result of the unavoidable curtailment of net capital inflows from abroad in these countries. In any case, this expansion was and still remains necessary for the Greek banks but also for the numerous Greek businesses that operate in the region. Moreover, it is not accidental that the increase of Greek exports of goods and services during the last years has been based on their substantial increase towards the countries of South Eastern Europe.
Alpha Bank, according to the decision made by the board of directors on 16.12.2008, will make use of the government measures of €28 billion that were implemented via the law 3723/2008 for the enforcement of the liquidity in economy as measure to encounter the effects of the global financial crisis. Alpha Bank's General Assembly on 12.01.2009, following the above-mentioned Board of Director's decision, has decided among other to increase the share capital till the amount of € 950 million through the issue and distribution of preference shares and to appoint a government representative as member of the Board of Directors as required by the above-mentioned law and under the condition that the government will participate in the Bank's share capital.

Alpha Bank's rapid growth, both in Greece and Southeastern Europe, is reflected by the increase in market share in the majority of sectors within which the bank operates.

The Bank maintains its long-term leading position in **corporate loans** in Greece, which has been enhanced by the expansion of services to medium size enterprises, by utilizing its new centralized management relations scheme, a result of the creation of 10 new Business Centers. In **mortgage lending**, we achieved a market share of 14.4% and the second largest portfolio in the Greek Market. Furthermore, during 2008, our growth in **consumer credit** exceeded that of the market, increasing our market share to 13.5% from 13.0% in 2007. In the broader region of **Southeastern Europe** Alpha Bank operates has achieved a market share of more than 8%.

Our presence in Greece and in Southeastern Europe is supported by a solid network of approximately 1000 branches in both urban and rural areas, which has allowed us to easily adjust to the changing market conditions. However, due to the negative effect of the global financial crisis on the region, we have decided to postpone our plans to further expand our branch network. Instead, our focus has now shifted to fully utilizing our existing branch network and to increase our brand's visibility in the market.

Alpha Bank, under the current financial circumstances, has increased by 19,4% its assets as result of the dynamic expansion of loans by 20,5%, acquiring the funds from deposits and from the interbank markets.
The Bank, during 2008, has performed securitization of mortgage and consumer loans in order to enhance its liquidity. In detail, the Bank has issued two series of covered bonds, on 18 July, via its subsidiary Alpha Covered Bonds Plc that was founded for this reason. The 2 series of bonds, which amount to € 1 billion each, have three and five years duration, are guaranteed by the Bank and are covered by mortgage loans. The bonds that have been rated as AAA from three international firms (Standard & Poor's, Moody's και Fitch) have been used as collateral in monetary acts with Bank of Greece. Two more bond loans were issued in 9.12.2008 through the Bank's subsidiary company Katanalotika Plc with coverage of consumer loans. The bonds, which amount to € 1,5 billion, have been acquired by the Bank and their mutual issuance, that has been rated as Aa2 by the international firm Moody's, has been used for refinancing purposes with the Bank of Greece.

The guarantee of bank deposits that are insured by the deposit guarantee fund has been increased from € 20.000 to € 100.000 per depositor according to updated legislation as consequence of the financial uncertainty derived from the collapse of financial institutions abroad the last quarters of 2008. Consequence of the above measures that were mending to protect the banks' depositors is the increase of the contribution fees paid by the banks to the Hellenic deposit guarantee fund. The corresponding legislation that was presented in the Parliament, under the title "Deposit and investment guarantee fund" provides that the additional contribution formats a fund of which every financial institutions entitles a portion based on the amounts of its contribution.

The impairment charge that was performed in 2008 was up to 1,13% of the total balance of loans and receivables (31.12.2007: 0,6%) and the total percentage coverage of credit risk is up to 2,46% of the portfolio of loans and receivables. This increase reflects the

Bank's policy that requires the formation of adequate provisions in face of the anticipated deterioration in the repayments of the portfolio of loans.
Consequently, the profit after tax for year 2008 has decreased by 33% comparing to last year's results from continuing activities, mainly due to the increase in the impairment charge by 139%.

The capital adequacy has been preserved at high levels resulting in a capital adequacy ratio of 10,1% and core Tier 1 ratio of 8,3%. Capital adequacy from 1 January 2008 is calculated under the new regulatory framework (Basel II) which has been incorporated into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The main developments were the acquisitions of 93% of the newly established Ukraine bank OJSC Astra Bank and the transition of 100% of the share capital of company "Touristika Theretra A.E." owner of the hotel Hilton Rhodes Resort that was held by 50% from the "Greek Hotel Company Lampsa S.A." and by 50% from the "Plaka S.A". The total purchase price was up to € 35,5 million.

In the middle of the year, Alpha Bank has sold part of its treasury shares which represented 4% of its share capital to the Paramount Services Holding Limited, a company which is mainly controlled by one of the most prominent families of Qatar.

On 31.12.2008 the Bank owned 5.683.358 treasury shares, of acquisition value €68,9 million and of market value €38 million. The group's companies don't hold any treasury shares. In the period from 31.12.2008 till 16.2.2009, the Bank has purchased 457.601 treasury shares, of acquisition value €2,6 million (€5,83 per share). Therefore, the total number of treasury shares as at 16.2.2009 amounted to 6.140.959 shares of total acquisition value of €71,7million and represent 1,49% of the share capital.

Also, on 17.02.2009 the third securitization of a part of the portfolio of bond loans amounting to 1,25 billion was completed through the special purpose entity Talanto PLC. A part of those bonds, which has received an A1 rating from the international firm Moody's, is accepted by the European Central Bank as collateral for refinancing purposes.

Alpha Bank is constantly keeping apace with the evolving international macroeconomic environment, adapting to international trends and moving forwards with added emphasis on managing and controlling the quality of its lending, the inherent credit risk and its liquidity, and is continuously seeking to maximize the use of its capital, while strengthening the policies, procedures and the models used according to international best practices. Based on the above and its long-standing history, the Bank is steadily developing while maintaining strong and healthy assets.

The liquidity risk faced by the Bank has increased due to the current financial circumstances and the difficulty to access the international capital markets. During 2008, the Bank has proceeded to issue covered bonds on a collateral pool of mortgage loans and to securitize a portfolio of consumer loans, which are currently used as collateral to draw liquidity from Bank of Greece. During 2009 the Bank intends to proceed with additional securitization of loans as decided by the Asset/ Liability Committee (ALCO). If the current market conditions persist, the above securitizations will be used as collateral to draw liquidity from Bank of Greece. Additionally, the Bank has decided to participate in the Greek government's bank liquidity support plan, which will improve its liquid reserves and its capital adequacy ratios.

Moreover, today's challenges in global financial markets demand vigilance and the ability to manage uncertainty. Throughout its long standing history, Alpha Bank has always effortlessly and successfully navigated the changing market conditions, relying on its well established reputation, leveraging the Bank's organizational structure and qualified personnel while maintaining mutually beneficial relationships with customers and a conservative approach to risk taking.

The Board of Directors' intention was to propose a cash dividend for the year 2008, as per the provisions of Law 3723/2008. However, in light of the forthcoming legislative amendments regarding the distribution of dividend, the Board of Directors will suspend any decision on the distribution of dividend until the Annual General Meeting of Shareholders, by which time it expects to be in a position to formulate its final proposal

According to the corresponding regulatory framework, the present report must contain the main transactions with related parties. All the transactions between the related parties, the bank and the group's companies are performed in the ordinary business course, conducted according the market's conditions and are authorized by corresponding management personnel. There are no other material transactions between the related parties beyond those described in the following paragraph.

a. The outstanding balances and the corresponding income and expense of the Group companies with members of their Boards of Directors and their close family members are as follows:

Loans	172.472
Deposits	73.991
Debt securities in issue	20.096
Letters of guarantee	21.392
Interest and similar income	10.295
Interest expense and similar charges	3.942
Staff costs	13.021

b. The outstanding balances and the corresponding results of the most significant transactions with subsidiaries are as follows:

ALPHA BANK LONDON

Assets	
Due from banks	169.715
Liabilities	
Due to banks	202.793
Letters of guarantee	479.477

Income	
Interest and similar income	10.003

ALPHA LEASING A.E

Assets	
Loans and advances to customers	970.900

Income	
Interest and similar income	47.510

ABC FACTORS A.E

Assets	
Loans and advances to customers	455.212

Income	
Interest and similar income	17.017

ALPHA LEASING ROMANIA S.A

Assets	
Loans and advances to customers	115.893

Income	
Interest and similar income	724

ALPHA BANK SRBIJA A.D

Assets	
Due from banks	143.507

Income	
Interest and similar income	8.176

ALPHA BANK ROMANIA

Assets	
Due from banks	2.551.692
Letters of guarantee	52.637

Income	
Interest and similar income	120.272

ALPHA CREDIT GROUP PLC

Assets	
Investment securities Available for sale	5.464.510
Liabilities	
Debt securities in issue and other liabilities	17.395.646

Income	
Interest and similar income	224.204
Expenses	
Interest expense and other expenses	1.026.366

ALPHA BANK CYPRUS LTD

Assets	
Due from banks	2.863.071
Liabilities	
Due to banks	1.977.836
Letters of guarantee	462.953

Income	
Interest and similar income	67.597
Expenses	
Interest expense and other expenses	63.054

ALPHA GROUP INVESTMENTS LTD

Income	
Gain/Loss form financial transactions	84.297

Explanatory Report of the Board of Directors
for the year 2008

The Explanatory Report of the Board of Directors for the year 2008 to the Ordinary General Meeting of Shareholders contains detailed information in accordance with article 11 of Law 3371/2005, the reference date being 31.12.2008.

a. The share capital of the Bank is Euro 1,931,590,264.40 and is divided into 410,976,652 common, nominal, voting, paperless shares of nominal value of Euro 4.70 each. All shares are listed on the Athens Exchange. The Bank shares are registered, voting and indivisible, in a paperless form or as the law provides from time to time.

   It is reminded that the Extraordinary General Meeting of Shareholders on 12.1.2009 approved:
   - The increase of the share capital of the Bank in a maximum amount of Euro 950,000,000, in accordance with Law 3723/2008, by means of the issuance and distribution of new, redeemable, preferred, non-voting, non tradable in an organised market, shares in material form, together with the abolition of the pre-emptive rights, if any, of its existing shareholders.
   - The grant of authority to the Board of Directors of the Bank to specify the terms (of issuance) of the preferred shares.
   - The amendment of article 5 of the Articles of Incorporation of the Bank to reflect the share capital increase and the adaptation to the terms of Law 3723/2008.
     The above decision has not yet been approved by the Ministry of Development and as per article 7b paragraph 11 of Codified Law 2190/1920, has not yet been implemented.

b. The Articles of Incorporation contain no restrictions on the transfer of shares, save as otherwise provided for in the law.

c. From the Bank's records there are no qualified, direct or indirect, holdings within the meaning of Law 3556/2007.

d. The Articles of Incorporation provide for no shares bestowing on their holders special rights of control.

e. The Articles of Incorporation contain no restrictions on voting rights and the deadlines for exercising the same, save as otherwise provided for in the law.

f. To the knowledge of the Bank, there are no shareholder agreements providing for restrictions on share transfers or the exercise of voting rights.

g. There are no rules for the appointment and replacement of the Board of Directors, as well as for the amendment of the Articles of Incorporation, which are at variance with those stipulated in Laws 3601/2007, 3016/2002 and Codified Law 2190/1920.

h. The Ordinary General Meeting of Shareholders of 3.4.2008 approved the increase of the share capital of the Bank by Euro 328,781,321.60 by the capitalisation of the "share premium" account of Euro 184,033,179.45 and part of the "retained earnings" account of Euro 144,748,142.15. No new shares were issued for this increase but the nominal value of the existing shares was increased from Euro 3.90 to Euro 4.70. The aforementioned resolution was communicated to the Ministry of Development and, by virtue of decision no. K2-5168/22.4.2008 of the latter, it was registered in the Register of Societes Anonymes. Following the aforementioned increase, the share capital of the Bank is as defined in the above paragraph a., where its modification thenceforth is also stated.

   The Bank may increase its share capital by virtue of a resolution of its General Meeting of Shareholders or of its Board of Directors, in accordance with its Articles of Incorporation and the statutory provisions then in force. The Bank may acquire treasury shares according to the stipulations of the law. By virtue of its resolution dated 6 June 2006, in accordance with section 13 of Codified Law 2190/1920 and for a period of four (4) years, i.e. till the expiration of the term of the current Board of Directors, the General Meeting of the Bank's Shareholders assigned to its Board of Directors the authority to cause an extraordinary increase of the share capital of the Bank. If such authority is exercised, then, under section 13(4) of Codified Law 2190/1920, the share capital may be increased by an amount up to the outstanding paid in share capital on the date the above authority was granted i.e. up to the amount of Euro 1,589,971,702.80. By virtue of a resolution of the General Meeting of Shareholders and subject to the publicity requirements of section 7b of Codified Law 2190/1920, this authority of the Board of Directors may be renewed for a period not to exceed five (5) years per each renewal, such renewal to take effect upon the expiration of each five-year period.

   The Bank may purchase its own shares by the definitions and under the provisions of the law. The Ordinary General Meeting of Shareholders of 3.4.2008 approved, in accordance with the provisions of article 16 of Codified Law 2190/1920 as in effect, a share buy-back scheme expiring on 3.4.2010 for up to 5.00% of the outstanding paid in share capital at a minimum price of Euro 1.00 and a maximum of Euro 33.00 per share. Acting on the above-mentioned resolution, in the period between 8.4.2008 through to 27.6.2008, the Bank purchased 7,989,610 treasury shares, representing 1.94% of the outstanding paid in share capital, at an aggregate acquisition cost of Euro 166,666,842.39. The total amount of treasury shares held by the Bank on 27.6.2008 was

16,522,691, representing 4.02% of the outstanding paid in share capital. On 30.6.2008 and by way of private placement, the Bank sold 16,439,066 treasury shares representing 4,00% of the Bank's outstanding paid in share capital to Paramount Services Holding Limited, a company representing the business interests of the most prominent family in Qatar. Furthermore, in the period between 4.7.2008 through to 31.12.2008, the Bank purchased 5,599,733 treasury shares, representing 1.36% of the outstanding paid in share capital, at an aggregate acquisition cost of Euro 67,247,830.52. On 31.12.2008, the Bank held 5,683,358 treasury shares, representing 1,38% of the outstanding paid in share capital, at an aggregate acquisition cost of Euro 68,984,548.89 and a market value of Euro 38,078,498.60 on 31.12.2008.

i. The Bank has entered into no major agreement, which comes into effect, is amended or expires upon a change of control of the Bank following a public tender offer.

j. The Bank has entered into no agreement with the Board Directors or the staff, providing for compensation upon their resignation, or dismissal without just cause, or termination of tenure/employment, owing to a public tender offer, except in accordance with the law.

Athens, 24 February 2009
THE CHAIRMAN OF THE BOARD OF DIRECTORS
YIANNIS S.COSTOPOULOS

KPMG
Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR – 153 42 Athens
Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
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Independent Auditors' Report
(Translated from the original in Greek)

To the Shareholders of
ALPHA BANK A.E.

Report on the Financial Statements

We have audited the accompanying Consolidated Financial Statements of ALPHA BANK A.E. (the "Bank") which comprise the balance sheet as at 31 December 2008, and the statements of income , changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these Consolidated Financial Statements in accordance with International Financial Reporting Standards, as adopted by the European Union. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements give a true and fair view, of the consolidated financial position of the Bank as of 31 December 2008, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union.

Report on other legal and regulatory requirements

We verified that the contents of the Board of Directors' Report are consistent and correspond with the accompanying Financial Statements within the scope set by articles 37 and 107 of C.L. 2190/1920

Athens, 24 February 2009

KPMG Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Nick Vouniseas Certified Auditor Accountant AM SOEL 18701

GROUP FINANCIAL STATEMENTS AS AT 31.12.2008

Consolidated Income Statement

	Note	(Thousands of Euro) From 1 January to 31.12.2008	31.12.2007
Interest and similar income	2	4,406,935	3,406,725
Interest expense and similar charges	2	(2,608,333)	(1,801,472)
Net interest income	2	1,798,602	1,605,253
Fee and commission income		505,039	507,651
Commission expense		(40,625)	(43,061)
Net fee and commission income	3	464,414	464,590
Dividend income	4	2,591	2,254
Gains less losses from financial transactions	5	(6,848)	82,542
Other income	6	79,944	81,432
		75,687	166,228
Total income		**2,338,703**	**2,236,071**
Staff costs	7	(589,488)	(526,935)
General administrative expenses	8	(495,623)	(416,253)
Depreciation and amortization expenses	20, 21, 22	(88,949)	(78,254)
Other expenses		(4,256)	(3,903)
Total expenses		**(1,178,316)**	**(1,025,345)**
Impairment losses and provisions to cover credit risk	9	(541,751)	(226,683)
Share of profit/(loss) of associates	19	6,997	1,220
Profit before tax		**625,633**	**985,263**
Income tax	10	(112,186)	(214,565)
Profit after tax from continuing operations		**513,447**	**770,698**
Profit after income tax from discontinued operations	11		80,388
Profit after tax		**513,447**	**851,086**
Profits attributable to:			
Equity holders of the Bank		**512,067**	**850,035**
Minority interests		1,380	1,051
Earnings per share:	12		
From continuing and discontinued operations			
Basic earnings per share (€)		1.26	2.10
Diluted earnings per share (€)		1.26	2.09
From continuing operations			
Basic earnings per share (€)		1.26	1.90
Diluted earnings per share (€)		1.26	1.89

The attached notes (pages 23 to 102) form an integral part of these consolidated financial statements.

Consolidated Balance Sheet

	Note	31.12.2008	31.12.2007
		(Thousands of Euro)	
ASSETS			
Cash and balances with Central Banks	13	3,450,947	3,263,612
Due from banks	14	2,829,970	3,509,696
Financial assets at fair value through profit or loss			
- Held for trading	15	81,135	266,047
Derivative financial assets	16	485,026	383,432
Loans and advances to customers	17	50,704,702	42,072,071
Investments securities			
-Available for sale	18	752,526	3,156,901
-Held to maturity	18	4,488,709	-
Investments in associates	19	59,260	5,320
Investment property	20	66,875	73,560
Property, plant and equipment	21	1,254,240	1,173,275
Goodwill and other intangible assets	22	159,961	134,497
Deferred tax assets	23	333,499	170,257
Other assets	24	549,299	385,676
		65,216,149	**54,594,344**
Non-current assets held for sale	25	53,805	89,945
Total Assets		**65,269,954**	**54,684,289**
LIABILITIES			
Due to banks	26	8,963,796	4,437,736
Derivative financial liabilities	16	805,346	384,139
Due to customers (including debt securities in issue)	27	42,546,777	34,665,158
Debt securities in issue held by institutional investors and other borrowed funds	28	7,241,185	9,189,297
Liabilities for current income tax and other taxes	29	128,062	158,797
Deferred tax liabilities	23	197,779	94,807
Employee defined benefit obligations	30	42,762	42,019
Other liabilities	31	1,350,287	1,323,554
Provisions	32	53,263	95,935
		61,329,257	50,391,442
Liabilities related to non-current assets held for sale	25		1,583
Total Liabilities		**61,329,257**	**50,393,025**
EQUITY			
Equity attributable to equity holders of the Bank			
Share capital	33	1,931,590	1,602,809
Share premium	34		184,033
Reserves	35	188,404	445,662
Retained earnings	36	969,815	1,138,195
Treasury shares	37	(68,985)	(188)
		3,020,824	**3,370,511**
Minority interest		**32,567**	**32,859**
Hybrid securities	38	**887,306**	**887,894**
Total Equity		**3,940,697**	**4,291,264**
Total Liabilities and Equity		**65,269,954**	**54,684,289**

The attached notes (pages 23 to 102) form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(Thousands of Euro)

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2007		**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**
Changes in equity for the period 1.1 - 31.12.2007										
Net change in fair value of available-for-sale securities				(38,613)			(38,613)			(38,613)
Net change in fair value available-for-sale securities transferred to profit or loss from sales				123,054			123,054			123,054
Foreign currency translation differences for foreign operations				68			68			68
Net income recognized directly in equity				84,509			84,509			84,509
Net income for the period after tax					850,035		850,035	1,051		851,086
Total				**84,509**	**850,035**		**934,544**	**1,051**		**935,595**
Purchases/sales and change of ownership interests in subsidiaries					(3,613)		(3,613)	(11,395)		(15,008)
Purchases/sales of treasury shares and hybrid securities	37, 38				(18,197)	14,465	(3,732)		58,240	54,508
Recognition of employee share options				19,487			19,487			19,487
Exercise of employee share options	34, 35		25,477	(25,477)						
Issue of new shares due to share options exercise	33, 34	11,523	30,595				42,118			42,118
Dividends distributed to equity holders of the Bank and minority interest	36				(304,421)		(304,421)	(1,077)		(305,498)
Dividends paid to hybrid securities holders					(52,996)		(52,996)			(52,996)
Transfer of reserves				(36,827)	36,827					
Appropriation to reserves	35			54,849	(54,849)					
Other					(609)		(609)			(609)
Balance 31.12.2007		**1,602,809**	**184,033**	**445,662**	**1,138,195**	**(188)**	**3,370,511**	**32,859**	**887,894**	**4,291,264**

The attached notes (pages 23 to 102) form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
(Thousands of Euro)

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2008		**1,602,809**	**184,033**	**445,662**	**1,138,195**	**(188)**	**3,370,511**	**32,859**	**887,894**	**4,291,264**
Changes in equity for the period 1.1 - 31.12.2008										
Net change in fair value of available for sale securities (after tax)				(205,653)			(205,653)			(205,653)
Net change in fair value available-for-sale reserve transferred to profit or loss from sales				33,655			33,655			33,655
Foreign currency translation differences for foreign operations				(132,924)			(132,924)			(132,924)
Net income recognized directly in equity				(304,922)			(304,922)			(304,922)
Profit for the period, after income tax					512,067		512,067	1,380		513,447
Total				**(304,922)**	**512,067**		**207,145**	**1,380**		**208,525**
Share capital increase by capitalization of share premium and retained earnings	33, 34, 36	328,781	(184,033)		(144,748)					
Expenses relating to the share capital increase					(2,204)		(2,204)			(2,204)
Purchases/ sales and change of ownership interests in subsidiaries					(5,270)		(5,270)	(1,140)		(6,410)
Purchases/sales of treasury shares and hybrid securities	37, 38				(57,789)	(68,797)	(126,586)		(588)	(127,174)
Dividends distributed to equity holders of the Bank and minority interest	36				(362,199)		(362,199)	(532)		(362,731)
Dividends paid to hybrid securities holders					(58,575)		(58,575)			(58,575)
Appropriation to reserves	35			47,664	(47,664)					
Other					(1,998)		(1,998)			(1,998)
Balance 31.12.2008		**1,931,590**		**188,404**	**969,815**	**(68,985)**	**3,020,824**	**32,567**	**887,306**	**3,940,697**

The attached notes (pages 23 to 102) form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

	Note	(Thousands of Euro) From 1 January to 31.12.2008	31.12.2007
Cash flows from operating activities			
Profit before income tax		625,633	985,263
Adjustments for:			
Depreciation of property, plant and equipment	20, 21	59,191	54,509
Amortization of intangible assets	22	29,758	23,745
Impairment losses from loans and provisions		614,490	237,398
Other adjustments		1,932	19,487
(Gains)/losses from investing activities		14,661	15,323
(Gains)/losses from financing activities		43,338	53,487
Share of (profit)/loss of associates		(6,996)	(1,220)
		1,382,007	**1,387,992**
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(186,744)	(240,602)
Financial assets at fair value through profit or loss and derivative financial assets		83,319	(97,812)
Loans and advances to customers		(9,260,424)	(10,050,212)
Other assets		(162,254)	(13,071)
Net increase/(decrease) in liabilities relating to operating activities:			
Due to banks		4,520,683	(2,307,395)
Derivative financial liabilities		421,206	159,563
Due to customers		6,255,366	6,216,867
Other liabilities		(11,239)	(33,841)
Net cash flows from operating activities before taxes		**3,041,920**	**(4,978,511)**
Income taxes and other taxes paid		(153,537)	(126,471)
Net cash flows from continuing operating activities		**2,888,383**	**(5,104,982)**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(140,550)	(22,387)
Proceeds from sale of investments in subsidiaries and associates		1,840	20
Dividends received	4	2,591	2,254
Purchase of property, plant and equipment		(225,253)	(183,060)
Disposal of property, plant and equipment		27,492	21,637
Net (increase)/decrease in investment securities		(2,394,454)	4,451,770
Net cash flows from continuing investing activities		**(2,728,334)**	**4,270,234**
Cash flows from financing activities			
Equity increase from share options exercise			42,118
Expenses relating to the share capital increase		(2,204)	
Dividends paid		(361,094)	(303,531)
(Purchase)/sale of treasury shares		(122,140)	11,466
Proceeds from the issue of loans		100,000	677,038
Repayment of loans		(410,965)	(526,956)
(Purchases)/sales of hybrid securities		(210)	43,042
Dividends paid to hybrid securities holders		(58,575)	(52,996)
Net cash flows from continuing financing activities		**(855,188)**	**(109,819)**
Effect of exchange rate fluctuations on cash and cash equivalents		**(83,256)**	**67**
Net increase /(decrease) in cash and cash equivalents from continuing activities		**(778,395)**	**(944,500)**
Net cash flows from discontinued operating activities			
Net cash flows from discontinued investing activities			160,700
Net cash flows from discontinued financing activities			
Net increase/(decrease) in cash and cash equivalents from discontinued activities			**160,700**
Cash and cash equivalents at the beginning of the period	13	**3,792,031**	**4,575,831**
Cash and cash equivalents at the end of the period	13	**3,013,636**	**3,792,031**

The attached notes (pages 23 to 102) form an integral part of these consolidated financial statements.

Notes to the Group Financial Statements

GENERAL INFORMATION

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as: banking, corporate and retail banking, financial services, investment banking and brokerage services, insurance services, real estate management, hotel activities.

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. The Bank's registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme with registration number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by the General Meeting of Shareholders.

In accordance with article 4 of the Articles of Incorporation, the Bank's objective is to engage, on its own account or on behalf of third parties, in Greece and abroad, independently or collectively, including joint ventures with third parites, in any and all (main and secondary) operations, activities, transactions and services allowed to credit institutions, in conformity with whatever rules and regulations (domestic, Community, foreign) may be in force each time. In order to serve this objective, the Bank may perform any kind of action, operation or transaction which, directly or indirectly, is pertinent, complementary or auxiliary to the purposes mentioned above.

The term of the Board of Directors, elected by the Shareholders at the General Meeting of 19 April 2005, ends in 2010.

The General Meeting of Shareholders on 3 April 2008 approved the resolution to increase the number of the Directors from 14 to 15, as set out in the Bank's Articles of Incorporation and elected Mrs. Ioanna E. Papadopoulou as a non-executive member. It also elected Mr. Minas G. Tanes and Mr. George E. Agouridis as non-executive independent members. The Board of Directors as at 31 December 2008 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Independent Member)
Minas G. Tanes***

EXECUTIVE MEMBERS

MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas*
Nicholaos I. Manessis **
Ioanna E. Papadopoulou

NON-EXECUTIVE INDEPENDENT MEMBERS
George E. Agouridis *
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */***
Ioannis K. Lyras **
SECRETARY
Hector P. Verykios

* *Member of the Audit Committee*
** *Member of the Remuneration Committee*
*** *Member of the Risk Management Committee*

The certified auditors of the semi-annual and year end financial statements are:

Principal Auditors:	Marios T. Kyriacou
	Nick E. Vouniseas
Substitute Auditors:	Charalambos G. Sirounis
	Nikolaos Ch. Tsiboukas

of KPMG Certified Auditors A.E.

The Bank's shares are listed in the Athens Stock Exchange since 1925. As at 31 December 2008 Alpha Bank was ranked sixth in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the listing in Greece, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 31 December 2008 the Bank has 410,976,652 shares in issue.

During 2008 the shares liquidity amounted to an average 1,422,261 shares per day. The credit rating of the Bank is evaluated by three international credit rating agencies (Standard & Poor's: BBB+, Moody's: A2, Fitch Ratings: A-).

The financial statements have been approved by the Board of Directors on 24 February 2009

ACCOUNTING POLICIES APPLIED

1.1 Basis of presentation

These consolidated financial statements relate to the fiscal year 1 January 2008 to 31 December 2008 and they have been prepared:

a) in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union in accordance with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002 and

b) on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The estimates and judgments applied in preparing the financial statements are based on historical information and assumptions which at present are considered appropriate.

The estimates and assumptions are reviewed on an ongoing basis to take into account current conditions, and the effect of any revisions are recognized in the period in which the estimate is revised.

The accounting policies, applied by the Group in the financial statements as at 31 December 2008, are the same as those applied in the financial statements for the year ended 31 December 2007 after taking into account the following amendments to International Accounting Standards, and the new interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union which are effective for annual periods beginning on or after 1.1.2008:

- **Amendment of International Accounting Standard 39** «Financial Instruments: Recognition and Measurement» and the **International Financial Reporting Standard 7** «Financial Instruments: Disclosures» regarding to the reclassification of financial assets (Regulation 1004/15.10.2008)

  This amendment, issued on 13 October 2008, allows under specific conditions, the reclassification of certain financial assets to other categories with different measurement rules than those of the category in which the financial assets were classified upon initial recognition. This reclassification can be applied retrospectively from 1 July 2008. The Group made use of this amendment and the impact on the financial statements is set out to in note 17.

- **Interpretation 11** «IFRS 2 – Group and treasury share transactions» (Regulation 611/1.6.2007)

  The adoption of this interpretation did not have a significant impact on the financial statements.

- **Interpretation 14** «IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction» (Regulation 1263/16.12.2008)

  This interpretation defines when a surplus in a defined benefit plan can be recognized as an asset and to what extent the recognition is limited by any obligation to fund benefit that will accrue in the future.

  The adoption of this interpretation did not have a significant impact on the Group's financial statements.

Apart from the above Standards and Interpretations, the European Union adopted the following standards and interpretations, which are effective for annual periods beginning after 1.1.2008 and which have not been early adopted by the Group.

- **International Financial Reporting Standard 8** «Operating Segments» (Regulation 1358/21.11.2007)

  Effective for annual periods beginning on or after 1.1.2009

  This standard replaces IAS 14 «Segment reporting». Its adoption by the European Union and by the Group will have an impact on the Group's disclosures relating to operating segments.

- **Amendment of International Accounting Standard 23** «Borrowing costs» (Regulation 1260/10.12.2008)

  Effective for annual periods beginning on or after 1.1.2009

  On 29 March 2007, the Board issued the revised IAS 23, which removes the option to expense borrowing costs directly attributable to the acquisition of assets that have a substantial period of time to be ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

  Its adoption will not have a significant impact on the Group's financial statements.

- **Amendment of International Financial Reporting Standard 2** «Share based payments» (Regulation 1261/16.12.2008)

  Effective for annual periods beginning on or after 1.1.2009

  This amendment issued on 17 January 2008 clarifies that the vesting conditions are distinguished to:

  i. Service conditions which are further distinguished to:

  • vesting conditions that require to complete a specified period of service and

  • conditions that require performance targets

  ii. Conditions that are not connected to service.

  In addition, for each of the above categories the amendment defines when non-vesting conditions are taken into account in measuring the grant date fair value of the share-based payment as well as the respective accounting treatment. The adoption of this standard by the European Union and the Group, is not expected to have a significant impact on the financial statements.

- **Amendment of International Accounting Standard 1** «Presentation of financial statements» (Regulation 1274/17.12.2008)

  Effective for annual periods beginning on or after 1.1.2009

  On 6 September 2007, the Board published the revised version of IAS 1. The most significant changes are the following:

  i. Introduction of a statement of comprehensive income. This statement includes the profit or loss of the period and all non-owner changes in equity. Entities may present a separate income statement, but all non-owner changes in equity must be presented in an additional statement.

  ii. The statement of changes in equity, will include transactions between the entity and the equity holders.

  iii. In the instances where a new accounting standard is retrospectively implemented or items are restated, the comparative figures must include the opening and closing balance sheet of the prior year.

  The adoption of this Standard by the European Union and the Group will affect the presentation of financial statements.

- **Amendment of International Accounting Standard 32** – «Financial instruments: Presentation» and IAS 1 «Presentation of Financial Statements» (Regulation 53/21.1.2009)

  Effective for annual periods beginning on or after 1.1.2009

  With the implementation of the above amendment, issued on 14 February 2008, financial instruments that give the holder of the financial instrument the right to require the issuer to repurchase or repay the financial instruments may be classified as equity if certain conditions are met. A similar classification, under certain condition, is also possible for financial instruments where the holder is entitled to a pro-rata share of the net assets of the entity only on liquidation. This amendment requires additional disclosures on the financial statements.

  The Group is examining whether there will be an impact from the adoption of the above amendment in the financial statements.

- **Amendment of International Accounting Standard 27** «Consolidated and Separate Financial Statements» and the **International Financial Reporting Standard 1** «First Time Adoption of International Financial Reporting Standards» regarding the cost of an investment in a subsidiary, associate and jointly controlled entity.
  Effective for annual periods beginning on or after 1.1.2009 (Regulation 69/23.1.2009).

  With this amendment, issued by the Council on 22 May 2008, the cost of an investment in a subsidiary, associate or joint venture in the investor's separate financial statements will not be adjusted for distributions of profits relating to periods prior to acquisition. These profit appropriations will be accounted in income statement as dividend income. This amendment also made changes to IAS 36 - Impairment of Assets, where indications of impairment on investments were included, based on the effect of dividend distribution on equity.

  With regard to the first time adopters of IFRS and in order to facilitate the issuance of financial statements, options are given on the cost measurement of an investment in a subsidiary, associate and jointly controlled entity based on either their fair value at the date of transition or their previous GAAP carrying amount.

  The amendment will make changes in accounting policies for recognition of dividend's income and determination of the cost of acquisition of Group's investments.

- **Interpretation 13** «Customer loyalty programs» (Regulation 1262/16.12.2008)

  Effective for annual periods beginning on or after 1.7.2008

  This interpretation, issued on 28 June 2007, addresses the accounting of customer loyalty programs offered by entities to customers as an incentive to increase sales or revenues. In particular, it states that the value of credits awarded to customers must be separated from the initial sale and be recognized as revenue when the credits are redeemed. In cases where the entity collects amounts on behalf of third parties who grant reward points to the entity's customers, these should be accounted for as a liability to third parties.

  The adoption of this interpretation is not expected to have a significant impact on the Group's financial statements.

- **Improvements to International Accounting Standards** (Regulation 70/23.1.2009)

  As part of the improvements project the International Accounting Standards Board issued on 22 May 2008, certain non urgent but necessary amendments to various standards. The majority of these are effective for annual periods beginning on or after 1.1.2009.

  The adoption of these improvements is not expected to have a significant impact on the Group's financial statements.

In addition, the International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union and they have not also been early adopted by the Group.

- **Amendment of International Accounting Standard 27** – «Consolidated and Separate Financial Statements» and **International Financial Reporting Standard 3** «Business combinations»
  Effective for annual period beginning on or after 1.7.2009

  The main changes from the amended standards issued on 10 January 2008, are summarized as follows:

  i. In cases of changes in ownership interests of subsidiaries with which control is obtained or lost, the value of the investment existed prior to the change of ownership interest or the remaining ownership interest, should be measured at fair value with changes recognized in profit and loss account.

  ii. Upon initial recognition non-controlling interest might be measured at fair value. In addition non-controlling interest should absorb the total losses incurred attributable to their interest.

  iii. Any contingent consideration of an entity is recognized as a liability and measured at fair value.

  iv. Costs incurred by the acquirer are not included in the cost of a business combination but are expensed.

  Finally, changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The Group has already implemented the above accounting treatment (relevant note 1.2).

- **Amendment of International Financial Reporting Standard 1** «First time adoption of International Financial Reporting Standards»
  Effective for annual periods beginning on or after 1.7.2009.
  On 27 November 2008 IASB published a revised edition with a change in the structure of this standard. The purpose of this change was to improve information and to facilitate implementation of future amedments. This revised edition does not apply to the Group's financial statements.

- **Amendment of International Accounting Standard 39** «Financial Instruments: Recognition and Measurement» concerning eligible hedged items.
  Effective for annual periods beginning on or after 1.7.2009.
  This amendment issued on 31 July 2008 provides clarifications regarding the application of hedge accounting. It is clarified that in a fair value hedge or a cash flow hedge the following can be designated as hedged items:
  - The partial change in fair value or cash flows of financial instruments
  - The change in cash flows related to inflation (under conditions)
  - The increase or decrease of cash flow or fair value in relation to a specific reference value (one-sided risk).

  The Group is examining whether there will be an impact from the adoption of the above amendment in the financial statements.

- **Interpretation 12** «Service concession arrangements»
  Effective for annual periods beginning on or after 1.1.2008
  The interpretation issued on 30 November 2006, clarifies issues relating to the recognition and valuation of assets arising from service concession agreements of public infrastructure. This interpretation does not apply in Group's activities.

- **Interpretation 15** «Agreements for the construction of real estate»
  Effective for annual periods beginning on or after 1.1.2009
  This interpretation issued on 3 July 2008 provides guidance on how to determine whether an agreement for the construction of real estate or agreements with buyers before the completion of real estate construction is within the scope of IAS 11 (construction contracts) or IAS 18 Revenue (as contracts to provide services or sell goods).
  The adoption of this interpretation will have no impact on the financial statements since it does not apply to the Group.

- **Interpretation 16** «Hedges of a net investment in a foreign operation»
  Effective for annual periods beginning on or after 1.10.2008.
  This interpretation, issued on 3 July 2008, provides clarifications regarding the application of hedge accounting of the net investment in a foreign operation which has different functional currency from that of the parent.
  This interpretation is not expected to have a significant impact on the consolidated financial statements.

- **Interpretation 17** «Distribution of non-cash assets to owners»
  Effective for annual periods beginning on or after 1.7.2009
  This interpretation, issued on 27 November 2008, provides guidance to an entity in order to recognize and subsequent measure a liability arising from the distribution of non-cash assets to owners. The Group is in the process of evaluating the potential effects of this interpretation.

• **Interpretation 18** «Transfer of assets from customers»
Effective for annual periods beginning on or after 1.7.2009

This interpretation, issued on 29 January 2009, clarifies the accounting treatment for agreements under which an entity receives from a customer an item of property, plant and equipment that the entity must then use to serve conventional obligations to him. The interpretation applies also, in cases where the entity receives cash from customers to construct or to buy an item of property, plant and equipment to be used as defined above. This interpretation does not apply to Group activiities.

1.2 Basis of consolidation

The consolidated financial statements include the parent company Alpha Bank, its subsidiaries, associates and joint ventures.

a. Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Bank. The Group assesses control based on voting rights which are presently excercisable and the power to govern the financial operating policies of the entities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. When the cost of acquisition exceeds the fair value of the Group's share of the identifiable net assets acquired the excess is recorded as goodwill, which is tested for impairment annually. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

When the Group's interest in a subsidiary increases as a result of an acquisition, the difference between the consideration paid and the share of net assets acquired is recognized directly to retained earnings.

Sales of ownership interests in subsidiaries that do not result in a loss of control for the Group, is considered as a transaction between equity parties and the gain or loss arising from the sale is recognized directly to retained earnings.

Special purpose entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank.

In assessing control, besides voting rights and the power to govern the financial and operating policies, the following circumstances may indicate a relationship in which, in substance, the Group controls the SPE:

i. the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains benefits from the SPE's operation,

ii. the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE,

iii. the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE.

iv. the Group retains the majority of the residual or ownership risk related to the SPE or its assets in order to obtain benefits from its activities.

The Group, according with the voting rights or the above mentioned circumstances controls the special purposes entities which are used for the issuance of debt and the securitization of financial assets.

Accounting policies of subsidiaries have been adjusted when neceassry to ensure consistency with the policies of the Group.

b. Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding, directly or indirectly, of between 20% and 50% of the voting rights.

Investments in associates are accounted for by the equity method of accounting.

The Group's share of the associates post-acquisition profits or losses is recognized separately in the income statement. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies of the Group.

c. Joint ventures

According to IAS 31, «joint ventures are those entities over whose activities, the Group has joint control, established by contractual agreement whereby two or more parties undertake an economic activity».

The consolidated financial statements include the Group's share of the joint venture under the proportionate consolidation method.

Inter company transactions are eliminated unless the transaction provides evidence of impairment of the asset transferred and it is recognized in the consolidated balance sheet.

Details of the entities and the Group's ownership interest of subsidiaries, associates and joint ventures is provided in note 40.

1.3 Segment reporting

The Group after considering the present management and reporting structure, and that the majority of its income arises from activities in Greece decided that:

a. the primary reporting format are the following business segments:
   - Retail
   - Corporate
   - Asset Management and Insurance
   - Investment Banking and Treasury
   - South Eastern Europe
   - Other

b. the geographical segments are the secondary reporting format:
   - Greece
   - Other Countries

Detailed information relating to business and geographical segments is presented in note 41.

1.4 Transactions in foreign currency and translation of foreign operations

a. Transactions in foreign currency

The consolidated financial statements are presented in Euro, which is the functional currency and the currency of the country of incorporation of the parent company Alpha Bank.

Items included in the financial statements of the subsidiaries are measured using the currency of the country of incorporation or the currency of the primary economic environment in which the company operates or the currency used for the majority of transactions held.

Transactions in foreign currencies are translated to the functional currency of each subsidiary at the closing exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the closing exchange rate at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling at initial recognition, except for non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and they are recognized in the income statement or recorded directly in equity depending on the classification of the non-monetary item.

b. Translation of foreign operations

The financial statements of all group entities that have a functional currency that is different from the presentation currency of Group financial statements are translated as follows:

i. Assets and liabilities are translated to Euro at the closing rate applicable on the balance sheet date. The comparative figures presented are translated to Euro at the closing rates at the respective date of the comparative balance sheet.

ii. Income and expense items are translated to Euro at average exchange rates applicable for each period presented.

The resulting exchange difference from the retranslation and those arising from other monetary items designated as a part of the net investment in the entity are recorded in equity. When a foreign subsidiary is sold, the exchange differences are recognized in the income statement as part of the gain or loss on sale.

1.5 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents consists of:

a. Cash on hand

b. Non-restricted placements with Central Banks and

c. Short-term balances due from banks

Short-term balances due from banks are amounts that mature within three months of the balance sheet date.

1.6 Classification and measurement of financial assets

Initial recognition

The Group, upon initial recognition measures financial assets at fair value plus, in case of securities not at fair value through profit or loss, incremental direct transaction costs.

Subsequent measurement

The Group classifies its financial assets as:

- Loans and receivables
- Held-to-maturity investments
- Financial assets at fair value through profit or loss
- Available-for-sale financial assets

For each of the above classifications the following is applicable:

a) Loans and receivables

In this category, the Group has included:

i. loans to customers

ii. amounts paid for a portion or total acquisition of bonds issued by customers that are note quoted in an active market.

iii. all receivables from customers, banks etc.

This category is measured at amortized cost.

b) Held-to-maturity

Held-to-maturity investments are financial assets that the Group has the positive intent and ability to hold to maturity.

In this category, the Group has included bonds and other debt securities with fixed maturity and fixed or determinable cash flows.

This category is carried at amortized cost.

c) Financial assets at fair value through profit or loss

Financial assets included in this category are:

i. Financial assets which are acquired principally for the purpose of selling in the near term for short term profit (held for trading).

The Group has included in this category fixed rate Greek Government bonds and treasury bills, except for certain specific issues, for which different decisions have been taken, and a limited number of shares.

ii. The Group, at initial recognition, designates these financial assets at fair value and recognizes changes in the fair value in the income statement.

This classification is used in the following cicrumstances:

• When management monitors and manages the financial instruments on a fair value basis in accordance with a documented risk management or investment strategy.

• When the designation eliminates an accounting mismatch which would otherwise arise from measuring financial assets and liabilities on a different basis (i.e. amortized cost) in relation to another financial asset or liability (i.e. derivatives which are measured at fair value through the profit or loss).

• When the financial instrument contains an embedded derivative that significantly modifies the cash flows, or the separation of these derivatives from the main financial instruments is not prohibited.

d) Available-for-sale

Available-for-sale financial assets are investments that have not been classified in any of the previous categories.

The Group has included in this category:

i. Variable debt securities and interest rate bonds

ii. Certain issues of fixed rate Greek Government bonds, for which a specific decision has been taken, and fixed rate bonds of other issuers

iii. Shares and

iv. Mutual fund units

This category is measured at fair value. Changes in fair value are recognized directly in equity until the financial asset is sold or impaired where upon the cumulative gains and losses previously recognized in equity are recognized in profit or loss. The financial assets included in this category are reviewed at each balance sheet date to determine whether there is any indication of impairment. When a subsequent event causes the amount of impairment loss on an available-for-sale debt security to decrease, the impairment loss is reversed through profit or loss. An impairment loss is reversed through the profit or loss if it can be objectively related to an event occurring after the impairment loss was recognized. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in equity.
The measurement principles noted above are not applicable when a specific financial asset is the hedged item in a hedging relationship, in which case the principles set out in note 1.7.

Reclassification of financial assets

Reclassification of non-derivative financial assets is permitted as follows:

i. Reclassification out of the held-for-trading category to the loans and receivable category, investments held to maturity category or available-for-sale category is permitted only in rare circumstances and the financial assets are no longer held for sale in the foreseeable future.

ii. Reclassification out of held-for-trading category to either loans and receivables, or available-for-sale is permitted only if the financial assets meet the definition of loans and receivables and there is the intention to hold them for the foreseeable future or until maturity.

iii. Reclassification out of available-for-sale category to the loans and receivables category, is permitted for financial assets that would have met the definition of loans and receivables and the entity has the intent to hold the financial asset for the foreseeable future or until maturity.

iv. Reclassification out of available-for-sale category to the held to maturity category, is permitted for financial assets that meet the relevant characteristics and the entity has the intent and ability to hold that financial asset until maturity.

Reclassification out of the held-to-maturity category to other categories is not permitted. Any sale or reclassification of a more than insignificant amount of held-to-maturity investment would result in the reclassification of all held-to-maturity investments as available-for-sale, and also this would result in a prevention from classifying securities as held-for-maturity for the current and the following two financial years.

The Group has reclassified certain financial assets which is analysed in notes 17 and 18.

Derecognition

The Group derecognizes financial assets when:

• the cash flows from the financial assets expire.

• when it transfers the contractual right to receive the cash flows of the financial asset and at the same time it transfers both risks and rewards of ownership.

• when loans or investments in securities are no longer recoverable and consequently written off.

In the case of transactions, where despite the transfer of the contractual right to recover the cash flows from financial assets, both the risk and rewards remain with the Group no derecognition of these financial assets occurs. The amount received by the transfer is recognized as a financial liability. The accounting practises followed by the Group in such transactions are discussed further in notes 1.20 and 1.21.

In the case of transactions, whereby the Group neither maintains nor transfers risks and rewards of the financial assets, but retains control they are recognized, to the extent of the Group's continuing involvement. If the Group does not retain control of assets then their derecognition occurs, and in their position, it recognizes, distinctively, the assets and liabilities which are created or retained during the transfer. No such transactions occurred upon balance sheet date.

1.7 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a minimal or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rate, index or other variable).

All derivatives are recognized as assets when their fair value is positive, and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are measured at fair value irrespective of the purpose for which they have been transacted.

In the cases when derivatives are embedded in other financial instruments, such as bonds, loans, deposits, borrowed funds etc and the host contract is not itself carried at fair value through profit or loss then they are accounted for as separate derivatives when the derivative is not closely related to the host contract. These embedded derivatives are measured at fair value and are recognized as derivative assets or liabilities.

In the cases where derivatives embedded in financial instruments have been designated at fair value through profit or loss, the changes in the fair value of the derivative is included in the fair value change of the combined instrument and recognized in gains less losses on financial transactions.

The Group uses derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).

In addition the Group uses derivatives for trading purposes to exploit short-term market fluctuations, within the Group risk level set by the Asset-Liability Committee (ALCO)

Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions.

When the Group uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

We emphasize the following:

a. Synthetic Swaps

The parent company (Alpha Bank), in order to increase the return on deposits to selected customers, uses synthetic swaps.

This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure.

The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and other gains less losses on financial transactions.

b. FX Swaps

These types of swaps are entered into primarily to hedge the exposures arising from customer loans and deposits.

As there is no documentation to support hedge accounting they are accounted for as trading instruments.

The result arising from these derivatives is recognized as interest, foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and other gains less losses on financial transactions.

Hedge accounting

Hedge accounting establishes the valuation rules to offset the gain or loss of the fair value of a hedging instrument and a hedged item which would not have been possible if the normal measurement principles were applied.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on a on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated at each reporting date.

a. Fair value hedges

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged. Changes in the fair value of both the hedging instrument and the hedged item in respect of the specific risk being hedged are recognized in the income statement.

When the hedge relationship no longer exists, the hedged items are remeasured based on the classification and valuation principles set out in notes 1.6 and 1.16.

Specifically any adjustment, up to the point that the hedge relationship ceases to be effective, to a hedged item for which the effective interest method is used, is amortized to interest income or expense based on a recalculated effective interest rate of the item, over its remaining life.

The Group uses interest rate swaps (IRS's) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits.

b. Cash flow hedge

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective portion is recognized in profit or loss. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

c. Hedges of net investment in a foreign operation

The Group uses foreign exchange derivatives or borrowing to hedge foreign exchange risks arising from investment in foreign operations.

Hedge accounting of net investment in foreign operation is similar to cash flow hedge accounting. In cases where the hedge relationship no longer exists the cumulative gain or loss recognized in equity is reversed and recognized in profit or loss, at the time the disposal of the foreign operation takes place.

1.8 Property, plant and equipment

This caption includes: land, buildings (owned and leased) for use by the branches or for administrative purposes, additions and improvements of leased fixed assets and equipment. Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directed attributable to the acquisition of the asset.

Subsequent expenditure is recognized in carrying amount of the item when it increases future economic benefit. Expenditure on repairs and maintenance is recognized in profit or loss as an expense as incurred.

Depreciation is charged on a straight line basis over the estimated useful lives of property, plant and equipment.

The estimated useful lives are as follows:

- Buildings: 20 to 33 years.
- Additions to leased fixed assets and improvements: duration of the lease.
- Equipment and vehicles: 4 to 20 years.

Land is not depreciated.

The right to use of land for indefinite period that is held by Alpha Real Estate D.O.O. Belgrade, a subsidiary of the Group, is recorded as land and is not depreciated. The residual value of property and equipment and their useful lives are periodically reviewed and adjusted if necessary at each reporting date.

Property, plant and equipment are reviewed at each reporting date to determine whether there is an indication of impairment and if they are impaired the carrying amount is adjusted to its recoverable amount with the difference recorded in profit or loss.

Gains and losses from the sale of property and equipment are recognized in profit or loss.

1.9 Investment property

The Group includes in this category buildings or a portion of buildings together with the respective portion of the land that is held to earn rental income.

Investment property is measured at cost, which includes all expenditures directly attributable to the acquisition.

After initial recognition investment property is measured at cost less accumulated depreciation and impairment losses.

All costs for repairs and maintenance are recognized in profit or loss as incurred.

The estimated useful lives over which depreciation is calculated using the straight line method, are the same as those applied to property, plant and equipment.

1.10 Goodwill and other intangible assets

Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the net identifiable assets acquired.

Positive goodwill arising from acquisitions after 1/1/2004 is recorded to "Goodwill and other intangible assets". Goodwill on acquisitions of associates is included in "Investment in associates".

At the end of each fiscal year recognized goodwill is tested for impairment.

Negative goodwill is recognized in profit or loss.

Other intangible assets

The Group has included in this caption:

a) Intangible assets (deposit base, relationships with customers and brand name) which were recognized from the acquisition of the Serbian Bank Jubanka A.D. Beograd (currently Alpha Bank Srbija A.D.) in accordance with IFRS 3.

The intangible assets are carried at cost less accumulated amortization. The amortization is charged over the estimated useful life of each asset which is as follows:

- Deposit base and customer relationships: 6 year
- Brand name: 2 years

b) Software, which is carried at cost less accumulated amortization. Amortization is charged over the estimated useful life which the Group has estimated between 3 to 4 years. Expenditure incurred to maintain the software programs is recognized in the income statement as incurred.
c) Brand names and other rights are carried at cost less accumulated amortization. The amortization is charged over the estimated useful life which the Bank has defined to 5 years.
Intangible assets are measured at cost less accumulated amortization, excluding those with indefinite useful life, which are not amortized. All intangible assets are subject to an impairment test.
For intangible assets no residual value is estimated.

1.11 Leases

The Group enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases.

All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Group is the lessor

i. Finance leases:

For finance leases where the Group is the lessor the aggregate amount of lease payments is recognized as loans and advances.

The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.

The lease rentals received decrease the aggregate amount of lease payments and finance income is recognized on an accrual basis.

The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.13.

ii. Operating leases:

When the Group is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized as other income on an accrual basis.

b) When the Group is the lessee

i. Finance leases:

For finance leases, where the Group is the lessee, the leased asset is recognized as property, plant and equipment and a respective liability is recognized in other liabilities.

At the commencement of the lease the leased asset and liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Group's borrowing rate for similar financing.

Subsequent to initial recognition the leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life of the leased asset and the Group is not expected to obtain ownership at the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Group as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.12 Insurance activities

a) Insurance reserves

The insurance reserves are the current estimates of future cash flows arising from insurance life and non-life contracts. The reserves consist of:

i. Mathematical reserves

The insurance reserves for the term life contracts (e.g. term, comprehension, investment) are calculated on actuarial principles using the present value of future liabilities less the present value of premiums to be received.

The calculations are based on technical assumptions (mortality tables, interest rates) in accordance with the respective supervisory authorities on the date the contract was signed.

If the carrying amount of the insurance reserves is inadequate, the entire deficiency is provided for.

ii. Unearned premiums reserves

Represent part of net premiums earned which cover proportionally the period from the balance sheet date to the termination of the period the net premium covers.

iii. Outstanding claims reserves

Concern liabilities on claims occurred and reported but not yet paid at the balance sheet date. These claims are determined on a case-by-case basis based on existing information (loss adjustors' reports, doctors reports, court decisions etc) at the balance sheet date.

Provisions are also determined for claims incurred but not reported at the balance sheet date (IBNR), the calculation of these provisions is based on the estimated average cost of claim.

iv. Reserves for investments held on behalf and at risk of the insurance policy holders

These reserves are accounted for as assets and liabilities at the current value of the associated investments.

b) Revenue recognition

Revenue from life and non-life insurance contracts is recognized when it becomes payable.

c) Reinsurance

The reinsurance premiums ceded and the respective ceded portion of the insurance reserves follow the terms of the relevant reinsurance agreements.

d) Distinction of insurance products

In accordance with IFRS 4 contracts that do not transfer significant insurance risk are characterized as investment and/or service contracts, and their accounting treatment is covered by IAS 32 and IAS 39 for financial instruments, and IAS 18 for revenue.

Based on the above the following were separated from insurance services:

i. The individual unit-linked contracts with zero insured capital

ii. Group pension fund contracts under unit-linked management

iii. Group contract services provided for which the Group acts as intermediate (e.g. motor assistance and accident care)

e) Liability adequacy test

In accordance with IFRS 4 an insurer shall assess at each reporting date whether its recognized insurance reserves are adequate less deferred acquisition costs to cover the risk arising from the insurance contracts.

If that assessment shows that the carrying amount of its insurance reserves is inadequate, the entire deficiency is recognized in profit or loss.

The methodology applied for life insurance was based on current estimates of all future cash flows from insurance contracts and of related handling costs. These estimates were based on assumptions representing current market conditions and regarding mortality, cancellations, future changes and allocation of administrative expenses, medical inflation relating to medical changes and the discount rate. The guaranteed return included in certain insurance contracts has also been taken into account in estimating cash flows.

For the liability adequacy test of claims reserves, the triangulation method (chain-ladder/link ratio) was used which is based on the assumption that the proportional relation occurred in past years between the amounts of cumulative claims (paid and outstanding) will be repeated in the future. Data of the last five years were used for the calculation of the relevant test.

1.13 Impairment losses on loans and advances

The Group assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically, the steps performed are the following:

a. Establishement of events that provide objective evidence that a loan is impaired (trigger events)

The loans and advances with payment of interest or principal overdue by more than 90 days represents the majority of the loans which are tested for impairment.

In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:

i. procedures for forced recovery and settlement of debts, with more burdensome conditions on the Group, have been initiated or

ii. the Group has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b. The criteria of assessment on an individual or collective basis

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

In determining the amount for each entity of the Group numerous factors are considered such as the composition of the loan portfolio, the specific circumstances of the market and experience obtained from the management of the portfolio.

More specifically for the Group's parent company Alpha Bank the separation point is the amount of € 1 million.

c. Establishment of groups of assets with similar risk characteristics

In those instances whereby based on the amount outstanding the assessment of impairment is performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:

i. buckets arising from ageing analysis of loans and advances to customers.

ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d. Methodology in determining future cash flows from impaired loans

The Group has accumulated a significant amount of historical data of the last six years, which includes the loss given default for loans after the completion of forced recovery, or other measures taken to secure collection of loans, including the realization of collaterals.

On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans' original effective interest rate.

e. Interest income recognition

Interest income on impaired loans is recognized based on the carrying value of the loan net of impairment at the original effective interest rate.

f. Impairment recognition

Impaired loans are usually written-off, with the exception of a small number of accounts with large outstandings where an allowance account is established.

g. Recoveries

If in a subsequent period after the recognition of the impairment loss, events occur which require the impairment loss to be reduced, or there has been a collection of amounts from loans and advances previously written-off, the recoveries are recognized in profit and loss account.

1.14 Deferred taxation

Deferred taxation is the tax that will be paid, or for which relief will be obtained in future periods from the different period that certain items are recognized for financial reporting purpose and for taxation purposes. Deferred tax is provided for temporary differences between the tax base of assets and liabilities and their respective carrying amounts in the financial statements.

Deferred tax assets and liabilities are calculated using the tax rates that are expected to apply the temporary difference reverses, based on the tax rate (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

1.15 Non-current assets held for sale and related liabilities

Non-current assets or disposal group comprise assets and liabilities that are expected to be recovered primarily through sale and therefore they are classified as held-for-sale.

These items consist of:

- Assets acquired through the enforcement of security over customer loans and advances,
- Items related to the company Tourist Resorts A.E. for which as at 15.1.2008 an agreement was reached for the transfer of 100% shares held by another subsidiary Ionian Hotel Enterprises A.E.
- Items related to Alpha Insurance A.E., where the Group transferred its total shares at 23.3.2007 to the insurance company AXA (only for fiscal year 2006).

Before their classification as held for sale, the assets are remeasured in accordance with the respective accounting policy. Thereafter they are measured at the lower of their carrying amount and fair value less cost of sale.

Any loss arising from the above measurement is recorded in the profit or loss. This loss which can be reversed in the future, is allocated to assets in the disposal group that are within the scope of the measurement requirements of the Standard. The impairment loss on a disposal group first is allocated to goodwill and then to remaining assets and liabilities on a pro-rata basis.

Property in this category is not depreciated, however, it is reviewed for impairment at each reporting date.

Gains or losses from the sale of these assets are recognized in the income statement.

1.16 Financial liabilities

Initial recognition

At initial recognition financial liabilities are measured at fair value plus, for financial liabilities which are not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue

Subsequent measurement

The Group for measurement purposes classifies financial liabilities in the following categories:

a) Financial liabilities measured at fair value through profit or loss

i. This category includes financial liabilities held for trading:

- when the financial liability is acquired or incurred principally for the purpose of selling or repurchasing in the near term for short term profit or
- they are derivatives which are not used for hedging purposes.

ii. In addition in this category the Group includes financial liabilities which are designated at initial recognition, as fair value through profit or loss in accordance to the principles set in note 1.6 (point cii).

The Group has included in the category of financial liabilities held for trading, derivatives which are not used for hedging purposes.

Liabilities arising from both the derivatives held for trading and derivatives which are used for hedging purposes are presented in "derivative financial liabililties" and measurement principles are set out in note 1.7.

At present no financial liabilities have been designated, at initial recognition, as at fair value through profit or loss.

b) Financial liabilities carried at amortized cost

The liabilities which are classified in this category are measured at amortized cost using the effective interest method.

Liabilities to credit institutions and customers, debt securities in issue and other loan liabilities are classified in this category.

If financial liabilities included in this category are the hedged item in a hedge relationship the accounting principles applied are those set out in note 1.7.

Derecognition

The Group derecognizes a financial liability (or part thereof) when its contractual obligations are discharged or cancelled or expire.

The difference between the book value of a financial liability that has been repaid or transferred and the consideration paid is recognized in the financial results.

1.17 Employee benefits

The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Bank.

A defined contribution plan is where the Group pays fixed contributions into a separate entity and the Group has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in the consolidated financial statements in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligation or the fair value of plan assets are amortized over the period equal to the average remaining working lives of the employees.

Past-service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.18 Share options granted to employees

The Group rewards the performance of its executives and managers by granting share options. The number of granted share options, the price and the exercise date are decided from the Board of Directors in accordance to Shareholders' Meeting approvals.

The fair value calculated at grant date, is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options on the exercise date increases the share capital of the Group and the reserve in equity from previously recognized fair value of the exercised options is transferred to share premium.

1.19 Provisions

A provision is recognized if as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows. The discount rate applied reflects current market assessments of the time value of money required to settle the obligation. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses.

Future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur.

Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the profit or loss relating to the provision may be presented net of the amount of the reimbursement.

1.20 Sale and repurchase agreements and securities lending

The Group enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized as investments.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the consolidated balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments.

The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed by the Group under securities lending agreements are not recognized in the consolidated balance sheet except when they have been sold to third parties whereby the liability to deliver the security is recognized and measured at fair value.

1.21 Securitization

The Group securitises financial assets, by transferring these assets to special purpose entities, which in turn issue bonds.

In each securitization of financial assets the assessment of control of the special prupose entity is considered, based on the circumstances mentioned in note 1.2, so as to examine whether it should be consolidated. In addition, the contractual terms and the economic substance of transactions are considered, in order to decide whether the Group should proceed with the derecognition of the securitised financial assets, as referred in note 1.6.

1.22 Equity

Incremental costs of share capital increase

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium

The difference between the nominal value of the shares issued and their market value, in cases of the exchange of shares as consideration for the acquisition of a business by the Group is recorded as share premium.

This also includes the difference between the nominal value of the shares and the cost consideration received in the case of a share capital increase.

Treasury shares

The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained earnings

Dividends are deducted from retained earnings and recorded as a liability in the period that the dividend is approved by the shareholders in general meeting.

1.23 Interest income and expense

Interest income and expense is recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or the next repricing date, in order the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expense is also calculated for interest bearing financial instruments that are measured at fair value.

1.24 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant service has been provided.

Transaction revenues relating to the recognition of a financial instrument which measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.25 Discontinued operations

A discontinued operation is a component of the Group that either has been disposed of, or it has been classified as held for sale and represents:

- a major line of Group's business; or
- a geographical area of operations; or
- a subsidiary acquired exclusively with a view to resale.

The assets and liabilities of discontinued operation are presented separately from other assets and liabilities in balance sheet and are not offset.

Any cumulative income or expense recognized directly in equity relating to a discontinued operation are presented separately (as a separate line in equity).

The post tax profit or loss from discontinued operations and any losses recognized on the measurement to fair value less costs to sell of the disposal group are presented in a separate line in the face of the income statement after net profit from continuing operations.

The comparative financial statements are restated only for the income statement and the cash flow statement.

The Group has classified in 2006 its subsidiary Alpha Insurance A.E. representing significant line of Asset Management/Insurance business segment as a discontinued operation based on the signed agreement of sale to the insurance company AXA, reached on February 2008.

1.26 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

INCOME STATEMENT

2. Net interest income

	From 1 January to	
Interest and similar income	**31.12.2008**	**31.12.2007**
Due from banks	201,868	286,634
Loans and advances to customers	3,289,190	2,615,855
Securitized loans	74,635	
Financial assets at fair value through profit or loss	7,523	10,035
Available-for-sale securities	140,852	170,030
Held to maturity securities	46,025	
Derivative financial instruments	636,022	313,538
Other	10,820	10,633
Total	**4,406,935**	**3,406,725**
Interest expense and similar charges		
Due to banks	(255,019)	(151,580)
Due to customers	(942,971)	(563,045)
Debt securities in issue and other borrowed funds	(683,206)	(684,800)
Derivative financial instruments	(622,881)	(310,625)
Other	(104,256)	(91,422)
Total	**(2,608,333)**	**(1,801,472)**
Net interest income	**1,798,602**	**1,605,253**

3. Net fee and commission income

	From 1 January to	
	31.12.2008	**31.12.2007**
Loans	71,650	70,140
Letters of guarantee	40,398	36,821
Imports – Exports	15,588	17,071
Credit Cards	83,466	54,537
Fund transfers	88,389	89,214
Mutual funds	51,757	70,204
Advisory fees and securities transactions fees	4,955	4,175
Other	108,211	122,428
Total	**464,414**	**464,590**

4. Dividend income

	From 1 January to	
	31.12.2008	**31.12.2007**
Available-for-sale securities	2,591	2,254
Total	**2,591**	**2,254**

5. Gains less losses on financial transactions

	From 1 January to	
	31.12.2008	31.12.2007
Foreign exchange differences	64,378	46,732
Financial assets at fair value through profit or loss:		
- Bonds	(10,967)	(1,676)
- Shares	(1,586)	4,414
Available-for-sale securities:		
- Bonds	48,167	(38,245)
- Shares	(31,154)	2,044
- Other securities	(58)	13,129
Sale of participations	1,903	
Derivative financial instruments	(79,757)	54,490
Other financial instruments	2,226	1,654
Total	**(6,848)**	**82,542**

6. Other income

	From 1 January to	
	31.12.2008	31.12.2007
Insurance activities	6,026	2,669
Hotel activities	41,758	47,607
Operating lease income	6,133	5,773
Sale of property, plant and equipment	7,485	8,019
Other	18,542	17,364
Total	**79,944**	**81,432**

Income from insurance activities is analyzed as follows:

	From 1 January to	
	31.12.2008	31.12.2007
Non-life Insurance		
Premiums and other related income	12,726	12,911
Less:		
- Reinsurance premiums ceded	(3,986)	(3,385)
- Commissions	(1,107)	(873)
- Claims from policyholders	(6,244)	(6,395)
Reinsurers' participation	562	109
Net income from non-life insurance	**1,951**	**2,367**
Life insurance		
Premiums and other related income	10,039	9,365
Less:		
- Reinsurance premiums ceded	(784)	(906)
- Commissions	(1,254)	(1,147)
- Claims from policyholders	(4,716)	(7,325)
Reinsurers' participation	790	315
Net income from life insurance	**4,075**	**302**
Total	**6,026**	**2,669**

7. Staff costs

	From 1 January to	
	31.12.2008	31.12.2007
Wages and salaries	432,975	387,535
Social Security contributions	90,455	81,380
E.T.A.T.	20,417	
Employee defined benefit obligation (note 30)	6,163	16,539
Other	39,478	41,481
Total	**589,488**	**526,935**

The total employees of the Group as at 31.12.2008 were 15,619 (31.12.2007: 12,907) of which 8,421 (31.12.2007: 7,846) are employed in Greece and 7,198 (31.12.2007: 5,061) are employed abroad.

Defined contribution plans

All the employees of the Group in Greece receive their main pension from the Social Insurance Fund (IKA). Specifically for the Bank's employees the following apply:

a) The supplementary pension plan for employees of the former Ionian and Popular Bank of Greece is TAPILTAT, a multi-employer plan. The Bank has obtained legal opinions that indicate that it has no obligation if the fund does not have sufficient assets to pay employee benefits. Therefore the Bank considers that the fund is a defined contribution plan and it is accounted for as such. The Bank has applied for membership in ETAT (Common Insurance Fund of Bank Employees) for it's employees who are insured in TAPILTAT (Pension Plan for employees of Ionian – Popular Bank and other Banks).

b) All employees of the Bank receive medical benefits from the Bank Employee and Companies Common Benefit Plan (TAYTEKO). This plan has been accounted for as a defined contribution plan.

Defined benefit plans

An analysis of liabilities arising from defined benefit plans are set out in note 30.

8. General administrative expenses

	From 1 January to	
	31.12.2008	31.12.2007
Rent of buildings	51,872	36,416
Rent and maintenance of EDP equipment	25,534	22,124
EDP expenses	45,536	39,314
Marketing and advertisement expenses	51,652	43,736
Telecommunications and postage	39,400	30,822
Third party fees	57,368	42,243
Consultants fees	9,983	8,981
Contribution to Deposit Guarantee Fund	16,785	12,697
Insurance	14,823	11,219
Consumables	11,334	9,834
Electricity	11,130	8,837
Agency fees	7,443	4,713
Taxes (VAT, real estate etc)	53,468	41,968
Other	99,295	103,349
Total	**495,623**	**416,253**

9. Impairment losses and provisions to cover credit risk

	From 1 January to	
	31.12.2008	31.12.2007
Impairment losses on loans and advances to customers	601,285	206,232
Impairment loss of participation	5,100	
Reversal of impairment losses from due from banks	(24)	(14)
Provisions to cover credit risk relating to off balance sheet items	(42,178)	30,983
Recoveries	(22,432)	(10,518)
Total	**541,751**	**226,683**

The severe aggravation of credit turmoil during the third quarter of 2008 and its gradual transfer to real economy represents a significant indication of loan impairment.

Despite the fact that there are not as yet any signs that the credit turmoil has affected the repayment of loans, the Group reassessed the potential impairment loss, which as a percentage of loans amounts for 2008 to 1.13% compared to 0.60% as of 2007.

10. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25% for fiscal year 2007 and thereafter. According to Law 3697/08 the tax rate is reduced by one percent each year starting from 2010 until the rate reaches 20% in 2014 and thereafter.

In accordance with article 26 of Law 3634/2008 income tax is imposed for the fiscal year 2007, at the current tax rate (25%), on profits which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Only dividend income is not subject to tax since it has been already taxed at the corporate level for the fiscal years 2007 and 2008.

It should be noted, that in accordance with Law 3697/08, dividends approved by the general shareholders meetings after 1.1.2009 are subject to a withholding tax of 10% with no further tax obligation for the beneficiary.

The tax rates of years 2007 and 2008 of the subsidiaries and the Bank's branches operating aborad, are as follows:

	Fiscal year 2007	Fiscal year 2008
	%	%
Cyprus	10	10
Bulgaria	10	10
Serbia	10	10
Romania	16	16
Jersey	20	20
Ukraine	25	25
Luxembroug	29.63	29.63
FYROM	12	10
Albania	20	10
United Kingdom	30	28

The income tax expense is analysed as follows:

	From 1 January to	
	31.12.2008	31.12.2007
Current tax	126,940	156,097
Deferred tax	(14,754)	58,468
Total	**112,186**	**214,565**

Under the provisions of Law 3697/2008 concerning the gradual reduction of tax rates between the years 2010 to 2014, the Bank and the subsidiaries in Greece performed a recalculation of deferred taxes under the new tax rates. The effect was recorded in the financial statements.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.12.2008	**31.12.2007**
Depreciation and fixed asset write-offs	3,185	7,882
Fixed assets revaluation	(8,236)	
Valuation of loans	91,511	(6,844)
Suspension of interest accruals	40,108	29,108
Loans impairment	(49,360)	27,301
Employee defined benefit obligations	17,508	15,454
Liabilities to E.T.A.T. (Common Insurance Fund of Bank Employees)	11,716	
Valuation of derivatives	(84,493)	(3,595)
Effective interest rate	15,586	5,364
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(10,119)	9,886
Valuation of bonds	10,067	1,838
Valuation of other securities	(7,951)	
Carry forward of unused tax losses	(434)	516
Other temporary differences	(43,842)	(28,442)
Total	**(14,754)**	**58,468**

The temporary differences attributable to the valuation of bonds and other securities are due to the tax imposed according to Law 3634/2008.

Reconciliation of effective and nominal tax rate:

	From 1 January to			
	31.12.2008		**31.12.2007**	
	%		**%**	
Profit before income tax		**625,633**		**985,263**
Income tax (nominal tax rate)	22.01	137,727	22.06	217,315
Increase/(decrease) due to:				
Additional tax on income of fixed assets	0.09	538	(0.06)	(552)
Non taxable income	(4.58)	(28,625)	(2.32)	(22,856)
Non deductible expenses	1.71	10,708	1.00	9,804
Part of profit relating to non taxable income			0.07	670
Part of profit relating to distributable income		5	(0.03)	(295)
Effect of tax rates used for current and deferred tax	(0.36)	(2,236)		
Other temporary differences	(0.93)	(5,832)	1.07	10,520
Usage of tax losses	(0.02)	(99)	(0.01)	(41)
Income tax (effective tax rate)	**17.93**	**112,186**	**21.78**	**214,565**

The applicable income tax rate of 22.01% for 2008 and 22.06% for 2007 is the weighted average nominal tax rate based on the nominal income tax rate and the profit before tax of the Group's subsidiaries.

11. Profit after income tax from discontinued operations

On 23 March 2007, the sale of 99.57% shares of the subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection was completed.

Alpha Bank and AXA have also signed a long term exclusive bankassurance agreement for the distribution of AXA products through the extensive branch network of the Bank.

The results of Alpha Insurance A.E. which has been classified as a discontinued operation for the period 1.1.2007 up to 23.3.2007 and the profit from the sale are included in caption "profit after income tax from discontinued operations" and are analyzed as follows:

	From 1 January to 31.12.2007
Income	
Net interest income	860
Net fee and commission income	409
Other income (premiums etc.)	3,573
Total income	**4,842**
Expense	
Staff costs	(2,338)
General administrative expenses	(1,583)
Depreciation and amortization expenses	(239)
Total expense	**(4,160)**
Profit/(losses) before income tax	**682**
Income tax	(421)
Profit/(losses) after income tax	**261**
Profit from the disposal of Alpha Insurance A.E.	**80,127**
Profit after income tax from discontinued operations	**80,388**

12. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held by the companies of the Group, during the period.

	From 1 January to	
	31.12.2008	31.12.2007
Profit attributable to equity holders of the Bank from continuing and discontinued operations	512,067	850,035
Weighted average number of outstanding ordinary shares	405,624,439	405,502,633
Basic earnings per share from continuing and discontinued operations (in €)	1.26	2.10

	From 1 January to	
	31.12.2008	31.12.2007
Profit attributable to equity holders of the Bank from continuing operations	512,067	769,647
Weighted average number of outstanding ordinary shares	405,624,439	405,502,633
Basic earnings per share from continuing operations (in €)	1.26	1.90

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank has a single category of dilutive potential ordinary shares resulting from a share options program granted to executives and managers of the Group exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Bank's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and dilutive earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.12.2008	**31.12.2007**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	512,067	850,035
Weighted average number of outstanding ordinary shares	405,624,439	405,502,633
Adjustment for share options		727,195
Weighted average number of outstanding ordinary shares for diluted earnings per share	405,624,439	406,229,828
Diluted earnings per share from continuing and discontinued operations (in €)	1.26	2.09

	From 1 January to	
	31.12.2008	**31.12.2007**
Profit attributable to equity holders of the Bank from continuing operations	512,067	769,647
Weighted average number of outstanding ordinary shares	405,624,439	405,502,633
Adjustment for share options		727,195
Weighted average number of outstanding ordinary shares for diluted earnings per share	405,624,439	406,229,828
Diluted earnings per share from continuing operations (in €)	1.26	1.89

ASSETS

13. Cash and balances with Central Banks

	31.12.2008	31.12.2007
Cash	491,410	411,539
Cheques receivable	99,212	69,052
Balances with Central Banks	2,860,325	2,783,021
Total	**3,450,947**	**3,263,612**
Less: Deposits pledged to Central Banks	(2,252,477)	(1,826,958)
Total	**1,198,470**	**1,436,654**

The Bank is required to maintain a current account with the Bank of Greece (Central Bank) in order to facilitate interbank transactions with the Central Bank and other financial institutions through the Trans European – Automated Real Time Gross Settlement Express Transfer System (TARGET).

The Bank of Greece also requires, that all financial institutions established in Greece maintain reserve deposits with the Central Bank equal to 2% of customer deposits.

These deposits bear interest at the refinancing rate as set by the European Central Bank which as at 31.12.2008 was 2.50% (31.12.2007: 4.18%).

Cash and cash equivalents (as presented for the purposes of the cash flow statement)

	31.12.2008	31.12.2007
Cash and balances with Central Banks	1,198,470	1,436,654
Sale and repurchase agreements (Reverse Repos)	523,863	47,874
Short-term placements with other banks	1,291,303	2,307,503
Total	**3,013,636**	**3,792,031**

14. Due from banks

	31.12.2008	31.12.2007
Placements with other banks	1,878,105	2,790,362
Sale and repurchase agreements (Reverse Repos)	523,863	47,874
Loans to credit institutions	435,869	678,157
Less:		
Allowance for impairment losses	(7,867)	(6,697)
Total	**2,829,970**	**3,509,696**

Allowance for impairment losses	
Balance 1.1.2007	**7,683**
Changes for the period 1.1 - 31.12.2007	
Decrease of impairment losses from due from banks (note 9)	(14)
Foreign exchange differences	(972)
Balance 31.12.2007	**6,697**
Changes for the period 1.1 - 31.12.2008	
Decrease of impairment losses from due from banks (note 9)	(24)
Foreign exchange differences	1,194
Balance 31.12.2008	**7,867**

15. Financial assets at fair value through profit or loss – Held for trading

	31.12.2008	31.12.2007
Government bonds	78,457	241,724
Other debt securities:		
- Listed	543	21,459
- Non-listed	457	270
Shares:		
- Listed	1,678	2,594
Total	**81,135**	**266,047**

16. Derivative financial instruments (assets and liabilities)

31 December 2008

	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	2,417,331	101,825	97,943
Currency swaps	3,444,037	49,595	95,481
Cross currency swaps	380,931	54,369	7,850
Currency options	151,341	2,246	2,207
Currency options embedded in customer products	4,083	59	
Total non-listed	**6,397,723**	**208,094**	**203,481**
b. Interest rate derivatives			
Interest rate swaps	14,983,030	208,482	263,290
Interest rate options (caps)	810,214	4,057	3,268
Total non-listed	**15,793,244**	**212,539**	**266,558**
Options	20,000	30	
Total listed	**20,000**	**30**	
c. Commodity derivatives			
Commodity swaps	5,078	2,942	2,933
Total non-listed	**5,078**	**2,942**	**2,933**
d. Index derivatives			
Otc options	10,000	423	
Total non-listed	**10,000**	**423**	
Futures	1,536	59	19
Options	6,284	34	
Total listed	**7,820**	**93**	**19**
e. Credit derivatives			
Credit default swaps embedded in debt securities	304,445		45,521
Total non-listed	**304,445**		**45,521**
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	89,522	5,882	1,696
Cross currency swaps	237,831	21,865	
Total non-listed	**327,353**	**27,747**	**1,696**
b. Interest rate derivatives			
Interest rate swaps	3,124,810	24,616	285,138
Total non-listed	**3,124,810**	**24,616**	**285,138**
c. Index derivatives			
Index swap	30,998	8,542	
Total non-listed	**30,998**	**8,542**	
Grand total	**26,021,471**	**485,026**	**805,346**

31 December 2007

	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	1,150,445	12,746	9,480
Currency swaps	2,888,361	35,013	44,797
Cross currency swaps	555,968	63,655	40,104
Currency options	175,822	3,438	3,261
Currency options embedded in customer products	631	1	
Total non-listed	**4,771,227**	**114,853**	**97,642**
b. Interest rate derivatives			
Interest rate swaps	8,199,341	161,842	136,593
Interest rate options (caps)	616,963	2,233	1,388
Total non-listed	**8,816,304**	**164,075**	**137,981**
Futures	354,305	99	28
Options	6,300	32	
Total listed	**360,605**	**131**	**28**
c. Commodity derivatives			
Commodity swaps	14,410	138	124
Total non-listed	**14,410**	**138**	**124**
d. Index derivatives			
Futures	202		1
Options	383	4	
Total listed	**585**	**4**	**1**
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	137,380	12,114	
Cross currency swaps	181,895		46,258
Total non-listed	**319,275**	**12,114**	**46,258**
b. Interest rate derivatives			
Interest reate swaps	4,083,070	92,117	102,105
Total non-listed	**4,083,070**	**92,117**	**102,105**
Grand total	**18,365,476**	**383,432**	**384,139**

17. Loans and advances to customers

	31.12.2008	31.12.2007
Individuals		
Mortgages:		
- Non-Securitized	10,822,806	11,186,669
- Securitized	2,715,262	
Consumer:		
- Non-Securitized	3,183,581	3,606,631
- Securitized	1,485,843	
Credit cards	1,285,118	1,092,863
Other	119,399	146,762
Total	**19,612,009**	**16,032,925**
Companies:		
Corporate loans [1]	29,779,390	24,771,065
Leasing	1,448,224	1,338,340
Factoring	599,888	532,640
Total	**31,827,502**	**26,642,045**
Receivables from insurance and re-insurance activities	9,950	9,494
Other receivables	531,235	228,201
	51,980,696	**42,912,665**
Less:		
Allowance for impairment losses [2]	(1,275,994)	(840,594)
Total	**50,704,702**	**42,072,071**

Allowance for impairment losses	
Balance 1.1.2007	**977,249**
Changes for the period from 1.1 - 31.12.2007	
Impairment of assets classified as held for sale	(57)
Change in present value of impairment reserve	41,288
Foreign exchange differences	(2,016)
Impairment losses for the period (note 9)	206,232
Loans written-off during the period	(382,102)
Balance 31.12.2007	840,594
Changes for the period from 1.1 - 31.12.2008	
Change in present value of impairment reserve	64,453
Foreign exchange differences	(8,106)
Impairment losses for the period (note 9)	601,285
Loans written-off during the period	(222,232)
Balance 31.12.2008	1,275,994

The Bank securitized mortgage and consumer loans through special purpose entities. The Group retains all risks of these loans as it has issued a guarantee to the holders of the bonds issued in the securitization.

(1) In accordance with amendments to IAS 39, the Group reclassified securities of €21.8 million from the available-for-sale portfolio to the loans portfolio. These securities are not traded in an active market and the Group has the intention to hold them in the foreseeable future. The above securities which are included in corporate loans have been impaired of amount of € 17.4 million.

(2) In addition to the allowance for impairment losses, an additional provision of € 3,627 (31.12.2007: €45,929) has been recorded to cover credit risk relating to off-balance sheet items (note 32). The total provision recorded to cover credit risk amounts to €1,279,621 (31.12.2007: €886,523).

The financial lease receivables are analyzed as follows:

	31.12.2008	31.12.2007
Up to 1 year	456,651	398,360
From 1 year up to 5 years	716,826	675,630
More than 5 years	785,959	829,707
	1,959,436	**1,903,697**
Unearned finance income	(511,212)	(565,357)
Total	**1,448,224**	**1,338,340**

The net amount of finance leases is analyzed by duration as follows:

	31.12.2008	31.12.2007
Up to 1 year	374,042	316,096
From 1 year up to 5 years	502,288	456,249
More than 5 years	571,894	565,995
Total	**1,448,224**	**1,338,340**

18. Investment securities

a) Available for sale

	31.12.2008	31.12.2007
Government bonds	366,804	1,909,248
Other debt securities:		
- Listed	89,994	1,065,924
- Non-listed	169,328	36,983
Shares:		
- Listed	40,465	69,446
- Non-listed	36,597	21,661
Other variable yield securities	49,338	53,639
Total	**752,526**	**3,156,901**

b) Held to maturity

	31.12.2008	
	Cost	**Fair value**
Government bonds	1,805,579	1,697,446
Other debt securities:		
- Listed	2,558,601	2,144,857
- Non listed	124,529	121,637
Total	**4,488,709**	**3,963,940**

The held-to-maturity portfolio includes bonds from the Bank amounting to €1.1 billion, which up to 30.6.2008 were classified as "Available-for-sale".

The reclassification of these bonds was performed at their fair value as at 30.6.2008, which became their new amortized cost on the basis of which the effective interest rate method was used to allocate the interest income thereafter. At that date the fair value of these bonds was €63.3 million less than their carrying amount. This difference, already recognized in equity, will be amortized to interest income over the remaining period to maturity of the bonds.

Had the above mentioned bonds not been reclassified from the available-for-sale portfolio, their fair value would have been lower than the carrying amount by an additional amount of €217 million.

19. Investments in associates

	From 1 January to	
	31.12.2008	**31.12.2007**
Opening balance	5,320	4,091
Purchases/ Recognition of participation	46,954	20
Dividends received	(11)	(11)
Share of profit/ (loss)	6,997	1,220
Closing balance	**59,260**	**5,320**

The increase of the account "Investments in associates" compared to 31.12.2007, is attributed to the recognition of EL.P.ET. Balcan S.A. which is valued under the equity method.

The Group's investments in associates are analyzed as follows:

	Country of	Group's ownership interest %	
Name	**incorporation**	**31.12.2008**	**31.12.2007**
a. Evisak A.E.	Greece	27.00	27.00
b. AEDEP Thessalias & Stereas Ellados [1]	Greece	50.00	50.00
c. A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
d. EL.P.ET. Balcan A.E.	Greece	26.71	

The Group's share in profit and loss of each associate is set out below:

Name	**Equity** (in thousands of €)	**Profit/ (loss) after tax**	**Total** (in thousands of €)	**Share of profit/(loss) 31.12.2008**
a. Evisak A.E.	3,166	179	3,345	11
b. AEDEP Thessalias & Stereas Ellados [1]	147		147	
c. A.L.C. Novelle Investments Ltd	11,690	1,873	13,563	(739)
d. EL.P.ET. Balcan A.E.	204,594		204,594	7,725
Total	**219,597**	**2,052**	**221,649**	**6,997**

(1) It is a non profit company

20. Investment property

	Land and buildings
Balance 1.1.2007	
Cost	34,948
Accumulated depreciation	(3,430)
Net book value 1.1.2007	31,518
1.1.2007 – 31.12.2007	
Net book value 1.1.2007	31,518
Foreign exchange differences	(35)
Additions	26,602
Disposals	(480)
Reclassification from "Property, plant and equipment"	16,628
Depreciation charge for the period	(673)
Net book value 31.12.2007	73,560
Balance 31.12.2007	
Cost	78,526
Accumulated depreciation	(4,966)
1.1.2008 - 31.12.2008	
Net book value 1.1.2008	73,560
Foreign exchange differences	(90)
Additions	466
Reclassification from "Property, plant and equipment"	(6,450)
Depreciation charge for the period	(611)
Net book value 31.12.2008	66,875
Balance 31.12.2008	
Cost	72,244
Accumulated depreciation	(5,369)

Transfers from «Property, plant and equipment» in 2007 relate to a building owned by the subsidiary Oceanos A.T.O.E.E. amounting to € 15.8 million, leased by a subsidiary Alpha Insurance A.E. until 23.3.2007. The fair value of the above property as at 31.12.2007 was € 22 million.

The fair value of investment property as at 31.12.2008 as determined by Alpha Astika Akinita A.E. amounted to € 70,080.

21. Property, plant and equipment

	Land and buildings	Leased equipment	Equipment	Total
Balance 1.1.2007				
Cost	1,058,044	4,055	361,639	1,423,738
Accumulated depreciation	(209,573)	(1,963)	(276,206)	(487,742)
Net book value 1.1.2007	848,471	2,092	85,433	935,996
1.1.2007 – 31.12.2007				
Net book value 1.1.2007	848,471	2,092	85,433	935,996
Foreign exchange differences	(1,669)	(73)	(536)	(2,278)
Additions	64,714	1,747	37,848	104,309
Disposals	(5,435)		(1,349)	(6,784)
Additions from companies consolidated for first time in 2007	145,909		23,346	169,255
Reclassification to "Investment property"	(16,628)			(16,628)
Reclassification from "Non-current assets held-for-sale" [1]	42,405			42,405
Other reclassifications			(268)	(268)
Depreciation charge for the period [2]	(24,405)	(694)	(27,633)	(52,732)
Net book value 31.12.2007	1,053,362	3,072	116,841	1,173,275
Balance 31.12.2007				
Cost	1,283,906	5,414	414,199	1,703,519
Accumulated depreciation	(230,544)	(2,342)	(297,358)	(530,244)
1.1.2008 - 31.12.2008				
Net book value 1.1.2008	1,053,362	3,072	116,841	1,173,275
Foreign exchange differences	(10,174)	(400)	(3,294)	(13,868)
Additions	93,192		54,108	147,300
Disposals	(842)	(930)	(1,145)	(2,917)
Additions from companies consolidated for first time in 2008	1,465		1,115	2,580
Reclassification to "Investment property" [3]	6,450			6,450
Other reclassifications	4,038	345	(4,383)	
Depreciation charge for the period	(26,840)	(280)	(31,460)	(58,580)
Net book value 31.12.2008	1,120,651	1,807	131,782	1,254,240
Balance 31.12.2008				
Cost	1,373,990	2,814	454,795	1,831,599
Accumulated depreciation	(253,339)	(1,007)	(323,013)	(577,359)

As at 31 December 2008 "Land and Buildings" include owned fixed assets of € 1,048,391. The fair value of these assets as determined by Alpha Astika Akinita A.E. the same date was €1,151,849.

---

[1] *During 2007 property, plant and equipment amounting to € 42.4 million was reclassified from «Non-current assets held for sale» due to Bank's decision for own use. The depreciation for the respective period that the specific Property, plant and equipment was classified as "Non-current assets held for sale" amounts to € 2.2 million and it was charged to the profit and loss account in 2007.*

[2] *The depreciation charge for the period 1.7 – 31.12.2007 does not include an amount of € 1.1 million that concerns Hilton Rhodes Resort which was classified as "Non current assets held for sale" (note 25).*

[3] *The reclassifications from "Investment property" relate to a building owned by Alpha Real Estate D.O.O. Beograd leased by Alpha Bank Srbija A.D.*

22. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance την 1.1.2007				
Cost	58,344	18,293	144,745	221,382
Accumulated amortization	-	(5,884)	(98,360)	(104,244)
Net book value 1.1.2007	58,344	12,409	46,385	117,138
1.1.2007 - 31.12.2007				
Net book value 1.1.2007	58,344	12,409	46,385	117,138
Foreign exchange differences	(336)	145	(233)	(424)
Additions		5,340	35,484	40,824
Disposals			(920)	(920)
Reclassification from "Property, plant and equipment"			268	268
Additions from companies consolidated for first time in 2007		1,333		1,333
Amortization charge for the period	-	(3,484)	(20,238)	(23,722)
Net book value 31.12.2007	58,008	15,743	60,746	134,497
Balance 31.12.2007				
Cost	58,008	25,785	181,273	265,066
Accumulated amortization		(10,042)	(120,527)	(130,569)
1.1.2008 - 31.12.2008				
Net book value 1.1.2008	58,008	15,743	60,746	134,497
Foreign exchange differences	(7,272)	(479)	(640)	(8,391)
Additions		17,947	44,499	62,446
Disposals			(183)	(183)
Other reclassifications		(3,453)	3,453	
Additions from companies consolidated for first time in 2008 (1)	1,551	1	49	1,601
Impairment losses for the period (2)	(251)			(251)
Amortization charge for the period	-	(4,669)	(25,089)	(29,758)
Net book value 31.12.2008	52,036	25,090	82,835	159,961
Balance 31.12.2008				
Cost	52,036	37,983	227,612	317,631
Accumulated amortization		(12,893)	(144,777)	(157,670)

The annual impairment test performed on the goodwill arising from the acquisition of Alpha Bank Srbija A.D. confirmed that no adjustment to the carrying amount is necessary. Specifically, the value in use and the fair value less costs to sell were determined to be higher than the carrying amount of the subsidiary presented in the consolidated financial statements and therefore no impairment loss exists.

Other intangible assets which were recognized upon acquisition of the above mentioned bank that relate to the deposit base, and customer relationships, their recoverable amount was also estimated to be higher than their carrying amount and no impairment loss was required. The only exception was the brand name and the software which have been fully amortized and no longer used.

(1) *The goodwill of 2008 relates to the acquisition of 90% ownership interest of Astra Bank OJSC (note 45d).*

(2) *The impairment losses of the period concern goodwill of the subsidiary Evremathea A.E..*

23. Deferred tax assets and liabilities

	31.12.2008	31.12.2007
Deferred tax assets	333,499	170,257
Deferred tax liabilities	(197,779)	(94,807)
Total	**135,720**	**75,450**

Deferred tax assets and liabilities arise from:

	1.1.2008 - 31.12.2008			
		Recognized in		
	Balance 1.1.2008	**Income statement**	**Equity**	**Balance 31.12.2008**
Depreciation	4,104	(3,185)	(175)	744
Revaluation of fixed assets		8,236		8,236
Valuation of loans	19,803	(91,511)		(71,708)
Suspension of interest accruals	(53,320)	(40,108)		(93,428)
Impairment of loans	(21,978)	49,360		27,382
Valuation of derivative financial instruments	3	84,493		84,496
Tax losses carry forward	4,329	434	954	5,717
Other provisions	28,037	43,842	1,036	72,915
Effective interest rate	2,212	(15,586)		(13,374)
Employee defined benefit obligations	111,770	(17,508)		94,262
Common Insurance Fund of Bank employees obligation		(11,716)		(11,716)
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(17,672)	10,119		(7,553)
Valuation of investments due to hedge		7,951	5,252	13,203
Valuation of bonds	(1,838)	(10,067)	38,449	26,544
Total	**75,450**	**14,754**	**45,516**	**135,720**

	1.1.2007 - 31.12.2007			
		Recognized in		
	Balance 1.1.2007	Income statement	Equity	Balance 31.12.2007
Depreciation	15,009	(7,882)	(3,023)	4,104
Valuation of loans	12,977	6,844	(18)	19,803
Suspension of interest accruals	(24,212)	(29,108)		(53,320)
Impairment of loans	5,323	(27,301)		(21,978)
Valuation of derivative financial instruments	(3,592)	3,595		3
Tax losses carry forward	4,988	(516)	(143)	4,329
Other provisions	(742)	28,442	337	28,037
Effective interest rate	7,576	(5,364)		2,212
Employee defined benefit obligations	127,224	(15,454)		111,770
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedges	(7,786)	(9,886)		(17,672)
Valuation of bonds		(1,838)		(1,838)
Total	**136,765**	**(58,468)**	**(2,847)**	**75,450**

24. Other assets

	31.12.2008	31.12.2007
Investments on behalf of life insurance policyholders	21,486	18,109
Prepaid expenses	18,344	25,759
Accrued income	7,078	3,316
Tax advances and withholding taxes	186,578	166,723
Receivables from employee defined benefit plan (note 30)	47,311	49,189
Additional contribution to TEK	52,290	
Other	216,212	122,580
Total	**549,299**	**385,676**

In accordance with article 6 of Law 3714/7.11.2008 the amount of deposits guaranteed by the deposit guarantee fund, increased from € 20,000 to € 100,000. The contribution paid by banks to deposit guarantee fund also increased.

Thus, the Banks have made additional contributions for 2008. The Law 3746/16.2.2009 concerning the "Deposits Guarantee Fund and Investment (TEKE)" provides that the difference between the regular annual contribution of credit institutions resulting from the application of article 6 of Law 3714/2008 will be included in a special assets group whose elements are jointly included in the proportion of each participant in the credit institutions.

25. Non-current assets held for sale and related liabilities

a. Fixed assets

As at 31.12.2008 "Non-current assets held for sale" include land and buildings amounting to € 53,574 (31.12.2007: € 54,651) and office equipment amounting to € 231 (31.12.2007: € 570). The fair value of "Non-current assets held for sale" as determined by Alpha Astika Akinita AE amounted to € 64,815.

b. Other

As at 28.3.2008 Ionian Hotel Enterprises A.E. transferred the shares of the subsidiary Tourist Resort A.E., which owns the Rhodes Hotel Resort (note 45b).

The assets and liabilities of Hilton Rhodes Resort as at 31 December 2007 have been classified as "Non-current assets held for sale" and "Liabilities related to non-current assets held for sale" respectively and were as follows:

	31.12.2007
Non-current assets held for sale	
Cash and balances with Central Banks	38
Loans and advances to customers	1,336
Goodwill and other intangible assets	9
Property, plant and equipment	29,745
Deferred tax assets	3,319
Other assets	277
Total	**34,724**
Liabilities related to non-current assets held for sale	
Liabilities for current income tax and other taxes	39
Deferred tax liabilities	308
Other liabilities	970
Employee defined benefit obligations	266
Total	**1,583**

LIABILITIES

26. Due to banks

	31.12.2008	31.12.2007
Deposits:		
- Current accounts	426,525	66,591
- Term deposits		
- European Central Bank term deposits	5,187,133	96,314
- Other credit institutions term deposits	1,364,140	2,002,813
Sale and repurchase agreements (Repos)	934,078	1,923,548
Borrowings	1,051,920	348,470
Total	**8,963,796**	**4,437,736**

27. Due to customers (including debt securities in issue)

	31.12.2008	31.12.2007
Deposits:		
- Current accounts	6,340,839	6,857,487
- Savings accounts	7,985,913	9,212,287
- Term deposits	24,872,206	11,977,552
Debt securities in issue	3,151,516	6,335,599
Sale and repurchase agreements (Repos)	34,742	94,078
	42,385,216	**34,477,003**
Cheques payable	161,561	188,155
Total	**42,546,777**	**34,665,158**

28. Debt securities in issue and other borrowed funds

Short term securities (ECP) [(1)]	
Balance 1.1.2008	
Changes for the period 1.1 – 31.12.2008	
New issues	2,605,910
(Purchases)/sales by Group companies	(115,000)
Maturities/Redemptions	(2,409,223)
Accrued interest	20,851
Foreign exchange differences	27,492
Balance 31.12.2008	**130,030**
Senior debt securities	
Balance 1.1.2008	**14,296,007**
Changes for the period 1.1 – 31.12.2008	
New issues [(2)]	4,972,407
(Purchases)/sales by Group companies	(1,940,808)
Maturities/Redemptions	(8,083,035)
Fair value change due to hedging	25,887
Accrued interest	(10,347)
Foreign exchange differences	27,470
Balance 31.12.2008	**9,287,581**
Subordinated debt	
Balance 1.1.2008	**1,228,888**
Changes for the period 1.1 – 31.12.2008	
New issues [(3)]	100,000
(Purchases)/sales by Group companies	(69,637)
Maturities/Redemptions [(4)]	(350,000)
Fair value change due to hedging	11,931
Accrued interest	(2,584)
Foreign exchange differences	56,492
Balance 31.12.2008	**975,090**
Total	**10,392,701**

Of the above debt securities in issue an amount of € 3,151,516 (31.12.2007: € 6,335,598) held by Bank customers has been reclassified to "Due from customers". Therefore the balance of "Debt securities in issue held by institutional investors and other borrowed funds" as at 31 December 2008 amounts to € 7,241,185 (31.12.2007: €9,189,297).

[(1)] The Bank raises short term liquidity, through a Euro Commercial paper program amounting to total € 5 billion. Under this program commercial paper may be issued at a discount or may bear floating, fixed or index linked interest with 1 to 364 days duration. The commercial paper can be issued in Euro, US Dollar, GB pound, Swiss Franc, Japanese Yen, Australian Dollar, Canadian Dollar and any other currency that will be agreed by the counterparties.
Issues in Euro pay an average spread of 9 to 35 basis points over Euribor of the respective period.
The issues in US Dollars were set on from 14 to 42 basis points over Libor of the respective period.
The issues in YEN were set on from 20 to 25 basis points over Libor of the respective period

[(2)] The new senior debt issues amounting to € 4,609 million pay a Euribor floating rate, with a spread from 12 up to 125 basis points, depending on the duration of issue.
Additionally, new senior debt issues amounting to € 555 million, an embedded put option for the investor exists which bears Euribor plus variable spread. If the investor does not exercise the option, the spread may increase to a maximum between 40 and 120 basis points.

[(3)] On 30.5.2008 the subsidiary Alpha Bank Cyprus Ltd, issued subordinate debt securites (lower Tier II) amounting to € 100 million with a 10 year duration paying three month Euribor plus 180 basis points for the first 5 years. If Alpha Bank Cyprus Ltd does not redeem the security, the spread for the following years increases to 280 basis points.

[(4)] On 19 February 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.
On 10 July 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.
On 24 November 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 150 million.

On 18 July 2008 the issuance of two covered bonds was performed by Alpha Covered Bonds Plc, a subsidiary of the Bank, in accordance with paragraph 91 of Law 3601/2007 and P.D./BOG 2598/2-11-2007. Each covered bond issue amounts to € 1 billion, and has a three and five year duration respectively. The bonds are guaranteed by the Bank and they are collaterised with mortgage loans. The bonds received a AAA rating from three international credit rating agencies (Standard & Poor's, Moody's, and Fitch). To date the bonds have been pledged as collateral for monetary policy purposes with the Bank of Greece. In the future these bonds may also be sold to investors.

The liability due to the securitization of the Bank's mortgage loans is not presented in "bond securities in issue and other borrowed funds" since these securities, issued by the Bank's subsidiary Alpha Covered Bond PLC, are held by the Bank.

On 9 December 2008, the issuance of the bond loans, through the Bank's Subsidiary Katanalotika Plc was completed. The bonds are collaterized with personal, consumer and car loans of the Bank. The bonds rated as Aa2 by the credit rating agency Moody's have been retained by the Bank and pledge as collateral for refinancing purposes with the Bank of Greece.

The € 1.45 billion liability due to the securitization of consumer loans is not presented in "debt securities in issue and other borrowed funds" since these securities, issued by the Bank's subsidiary, are held by the Bank.

29. Liabilities for current income tax and other taxes

	31.12.2008	31.12.2007
Current income tax	86,849	127,360
Other taxes	41,213	31,437
Total	**128,062**	**158,797**

30. Employee defined benefit obligations

The total amounts recognized in the financial statements for employee defined benefit obligations are presented in the table below:

	Balance sheet 31.12.2008 Liability/ (Asset)	Income statement 1.1.-31.12.2008 Expense/(Income)	Balance sheet 31.12.2007 Liability/ (Asset)	Income statement 1.1.-31.12.2007 Expense/(Income)
TAP – supplementary pension	-	-	-	(1,199)
TAP – Lump sum benefit	(47,311)	3,008	(49,189)	4,203
Total	**(47,311)**	**3,008**	**(49,189)**	**3,004**
TAPILT	-	(3,733)	3,733	8,194
Alpha Bank Cyprus Ltd	37,673	6,438	33,320	5,650
Other companies	5,089	450	4,966	(309)
Total		6,163		**16,539**

Balance sheet and income statement amounts are as follows:

i. Bank

a. Supplementary Pension Fund (TAP) of former Alpha Credit Bank Employees

After TAP was absorbed by the Common Insurance Fund of Bank Employees for the supplementary pension (Article 10, Law 3620/2007), TAP obligation is restricted to paying a lump-sum benefit to retiring employees, which is guaranteed by the Bank.

The amounts in balance sheet are analyzed as follows:

	31.12.2008	31.12.2007
Present value of defined benefit obligations	128,895	127,035
Fair value of plan assets	(156,268)	(162,031)
Deficit/(Surplus)	(27,373)	(34,996)
Unrecognized actuarial losses	(19,938)	(14,193)
Asset in balance sheet	**(47,311)**	**(49,189)**

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2008	31.12.2007
Current service cost	4,751	5,484
Interest cost	6,391	5,342
Expected return on plan assets	(8,134)	(6,623)
Total (included in staff costs)	**3,008**	**4,203**

The movement in present value of accrued liabilities is as follows:

	2008	2007
Opening balance	**127,035**	**121,463**
Current service cost	4,751	5,484
Interest cost	6,391	5,342
Employee contributions	1,396	1,032
Benefits paid	(6,912)	(8,466)
Benefits paid directly by the Bank	(1,130)	(1,357)
Expenses	(5)	(68)
Actuarial losses/(Gain)	(2,631)	3,605
Closing balance	**128,895**	**127,035**

The movement in fair value of plan assets is as follows:

	2008	2007
Opening balance	**162,031**	**165,051**
Expected return	8,134	6,623
Bank contribution	-	-
Employee contributions	1,396	1,032
Benefits paid	(6,912)	(8,466)
Expenses	(5)	(68)
Actuarial losses	(8,376)	(2,141)
Closing balance	**156,268**	**162,031**

The Plan assets include deposits with Alpha Bank of € 36.7 million, receivables from Alpha Bank of € 31.1 million bonds issued, Alpha Credit Group plc of € 82.6 million and Alpha Bank shares of € 3.2 million.

The movement of the receivable is as follows:

Balance 1.1.2007	**(52,035)**
Accrued expense	4,203
Contributions paid	-
Benefits paid directly by the Bank	(1,357)
Balance 31.12.2007	**(49,189)**
Balance 1.1.2008	**(49,189)**
Accrued expense	3,008
Contributions paid	-
Benefits paid directly by the Bank	(1,130)
Balance 31.12.2008	**(47,311)**

The principal actuarial assumptions used are the following:

	31.12.2008	31.12.2007
Discount rate	5.8%	5.5%
Expected return on plan assets	5.0%	5.0%
Future salary increases	3.5%	3.5%

b. Ionian and Popular Bank Insurance Fund (TAPILT – welfare sector)

Ionian and Popular Bank Insurance Fund (TAPILT – Welfare Sector) is responsible for the payment of a lump sum to retired employees of the former Ionian Bank.

In accordance with article 10 of Law 3655/2008 passed on 31.3.2008 a public sector entity was established "Bank employee and Companies Common Benefit Plan (TAYTEKO)" to provide supplementary insurance, lump sum benefits and health insurance. This insurance fund includes the welfare sector of TAPILT among other funds. For this fund the Bank had applied defined benefit plan accounting as it considered that it had a constructive liability.

The liability was written off due to the adoption of the above law and the incorporation of TAPILT's welfare sector to TAYTEKO from 1.10.2008.

The amounts recognized in Balance Sheet are as follows:

	31.12.2007
Present value of defined benefit obligations	74,737
Fair value of plan assets	(64,006)
Deficit/(Surplus)	**10,731**
Unrecognized actuarial losses	(6,998)
Liability (asset) in balance sheet	***3,733***

Amounts included in profit and loss are as follows:

	31.12.2007
Current service cost	255
Interest cost	2,744
Expected return on plan assets	(2,508)
Actuarial losses recognized in this fiscal year	28
Past service cost	7,675
Total (included in staff costs)	**8,194**

The movement in present value of the liabilities in 2007 is as follows:

	2007
Opening balance	**63,458**
Current service cost	255
Interest cost	2,744
Employees contribution	3,061
Benefits paid	(3,096)
Expenses	(85)
Past service cost	7,675
Actuarial losses	725
Closing balance	**74,737**

The movement in fair value of plan assets during 2007 is as follows:

	2007
Opening balance	**61,202**
Expected return	2,508
Employees contribution	3,061
Benefits paid	(3,096)
Expenses	(85)
Actuarial gain/(losses)	416
Closing balance	**64,006**

The movement of liability is as follows

Balance 1.1.2007	**(4,461)**
Accrued expense	8,194
Balance 31.12.2007	**3,733**
Balance 1.1.2008	**3,733**
Accrued expense	(66)
Income from the write-off liability	(3,667)
Balance 31.12.2008	**-**

The principal actuarial assumptions used are the following:

	31.12.2007
Discount rate	5.5%
Expected return on plan assets	5.0%
Future salary increases	3.5%

ii. Group companies

a. Alpha Bank Cyprus Ltd

Personnel receive a lump sum benefit on retirement which is calculated based on the years of service and salary.

Amounts included in balance sheet are as follows:

	31.12.2008	31.12.2007
Present value of defined benefit obligations	44,860	42,378
Unrecognized actuarial gains	(7,187)	(9,058)
Recognized liability	**37,673**	**33,320**

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2008	31.12.2007
Current service cost	4,042	3,452
Interest cost	2,186	1,870
Net actuarial losses recognized in fiscal year	210	125
Past service cost		203
Total (included in staff costs)	**6,438**	**5,650**

The movement of the present value of accrued benefit arises as follows:

	2008	2007
Opening balance	**33,320**	**31,281**
Current service cost	4,042	3,452
Interest cost	2,186	1,870
Actuarial losses recognized in fiscal year	210	125
Past service cost recognized in fiscal year	-	203
Foreign exchange differences	-	(389)
Benefits paid	(2,085)	(3,222)
Closing balance	**37,673**	**33,320**

The principal actuarial assumptions used are the following:

	31.12.2008	31.12.2007
Discount rate	5.75%	5.25%
Future salary increases	6.50%	6.50%

b. Other companies

The employees of the subsidiaries in Greece with indefinite employment contracts receive a lump sum payment on retirement, which is defined by Law 2112/1920. In the subsidiary Alpha Bank Srbija A.D., the employees receive a lump sum payment on retirement, which equals three salaries of Serbian State employees. The liability arises as follows:

	31.12.2008	31.12.2007
Liability in balance sheet	**5,089**	**4,966**

	From 1 Janaury to	
	31.12.2008	**31.12.2007**
Expense (included in staff costs)	**450**	**(309)**

31. Other liabilities

	31.12.2008	31.12.2007
Dividends payable	9,965	8,304
Liabilities to third parties	233,364	241,970
Liabilities to E.T.A.T.[(1)]	518,400	565,263
Brokerage services	22,872	37,970
Deferred income	59,090	59,659
Accrued expenses	83,143	50,807
Liabilities from credit cards	228,789	225,127
Reinsurance activities	115	1,574
Financial lease	72	407
Other	194,477	132,473
Total	**1,350,287**	**1,323,554**

32. Provisions

	31.12.2008	31.12.2007
Insurance provisions	39,770	41,561
Provisions to cover credit risk	3,627	45,929
Other	9,866	8,445
Total	**53,263**	**95,935**

(1) In accordance with article 10 of Law 3620/2007 and the mandatorily joint of TAP members to Common Insurance Fund of Bank Employees (E.T.A.T.) from 1.1.2008 (note 30), Bank's financial burden amounted to € 543 million which will be attributed in ten equal annual installments. In 31.12.2007 liability it is included the above amount and interest for 2007 while 31.12.2008 liability has been formed from the payment of the annual installments and interest for the current year.

a. Insurance provisions

	31.12.2008	31.12.2007
Non-life insurance		
Unearned premiums	5,163	4,643
Outstanding claim reserves	4,109	5,780
Total	9,272	10,423
Life insurance		
Mathematical reserves	7,635	6,992
Outstanding claim reserves	1,377	1,325
Total	9,012	8,317
Reserves for investments held on behalf and at risk of life insurance policy holders	**21,486**	**22,821**
Total	**39,770**	**41,561**

b. Provisions to cover credit risk

Balance 1.1.2007	**14,946**
Changes for the period 1.1. – 31.12.2007	
Provisions to cover credit risk relating to off-balance sheet items (note 9)	30,983
Balance 31.12.2007	**45,929**
Changes for the period 1.1. – 31.12.2008	
Provisions to cover credit risk relating to off-balance sheet items (note 9)	(42,178)
Exchange differences	(124)
Balance 31.12.2008	**3,627**

c. Other provisions

Balance 1.1.2007	**11,432**
Changes for the period 1.1. – 31.12.2007	
Decrease of provision for contingent liabilities	(2,895)
Provisions used during the period	(18)
Foreign exchange differences	(74)
Balance 31.12.2007	**8,445**
Changes for the period 1.1. – 31.12.2008	
Provisions charged to profit and loss	2,190
Provisions used during the period	(443)
Foreign exchange differences	(326)
Balance 31.12.2008	**9,866**

The amount of other provisions charged to profit and loss is included in "other expenses" of the income statement.

EQUITY

33. Share capital

	Number of shares	Paid-in capital
Opening balance 1 January 2007	408,022,002	1,591,286
Exercise of share options	2,954,650	11,523
Balance 31 December 2007	410,976,652	1,602,809
Share capital increase through the capitalization of the share premium reserve of € 184,033 and part of taxed retained earnings of € 144,748, with an increase of the nominal value of each share from € 3.90 to € 4.70 (Decision of Shareholders' meeting held on 3 April 2008)		328,781
Balance 31 December 2008	**410,976,652**	**1,931,590**

Each share has a single voting right in the Shareholders meetings.

34. Share premium

Opening balance (1 January 2007)	127,961
Difference of exercised share options	56,072
Balance 31 December 2007	**184,033**
Capitalization (note 33)	(184,033)
Balance 31 December 2008	

35. Reserves

Reserves are analyzed as follows

	31.12.2008	31.12.2007
Statutory reserve	460,184	412,520
Available for sale reserve	(173,773)	(1,775)
Foreign exchange difference reserve from the translation of foreign operations	(98,007)	34,917
Total	**188,404**	**445,662**

According to the Bank's articles of association (article 26) as amended in May 2008, the Bank is required to transfer 5% of its annual net profit to the statutory reserve, until the reserve amounts to 50% of share capital. This reserve can only be used to offset losses according to article 44 of Law 2190/1920.

For the companies incorporated abroad the statutory reserve is formed according to local regulations.

36. Retained earnings

a. Included in retained earnings are gains from the sale of listed shares and other non-taxable income or special taxable income that is not subject to tax and will not be distributed.

The reserves which were formed by 31 December 2005, have been taxed.

The reserves which were formed during 2007 and thereafter are subject to tax at the rate applicable to the Bank (Law 3634/2008).

The reserves which have been subject to tax may be distributed or capitalized without any further tax liability.

b. According to the article 3 paragraph 1 of Law 148/1967 entities are obliged to distribute each year dividends, unless decided otherwise by the Shareholders in general meeting a minimum amount equal to 35% of the annual profits after the deduction of the statutory reserve appropriation and the gain from the sale of shares. The net profit arising from the valuation of financial instruments to fair value after deducting losses for the same reason is not included in the calculation of the dividend as defined by the law 148/67.

According to paragraph 3 of article 1 of Law 3723/2008 relating to strength of liquidity in order to deal with the challenges of the international crisis, the dividend distribution cannot exceed 35% as determined in the above law.

The ordinary General Shareholders' Meeting held on 3 April 2008, approved the distribution of a dividend for 2007 of € 0.90 per share. As at 31.12.2008, the total amount of € 362,199 has been deducted from retained earnings.

37. Treasury shares

On 25 February 2008 the Bank's wholly subsiadiary Alpha Insurance Agents A.E. sold 10,080 of the Bank's shares with cost value € 188 at the sale price of €20,8 per share. The net of proceeds of the sale amounted to € 21, which was recognized directly to retained earning.

The Bank pursuant to the decisions of prior years General Meeting of Shareholders, purchased during the first quarter of 2008, 8,123,677 treasury shares at a cost of € 167,551 (€ 20.63 per share).

Based on the decision of the general meeting of shareholders held on 3 April 2008 which approved the establishment of a share buy back program, for the period April 2008 - April 2010, the Bank acquired during 1.4 - 31.12.2008 13,998,747 treasury shares at a cost of € 242,839 (€ 17.35 per share).

On 30 June 2008, the Bank completed the sale of 16,439,066 treasury shares the cost of which amounted to € 341,405, through a private placement, which represented 4% of its issued share capital. The result of the above transaction has been recognized directly to the Retained earnings.

As at 31 December 2008 the Bank holds 5,683,358 treasury shares with a cost of € 68,985 (€ 12.14 per share).

The number of treasury shares and the cost are analyzed as follows:

	Number of shares	Cost	Percentage
Balance 31.12.2007	10,080	188	
Purchases 1.1 - 31.12.2008	22,122,424	410,390	5.38%
Sales 1.1 - 31.12.2008	(16,449,146)	(341,593)	(4.01%)
Balance 31.12.2008	**5,683,358**	**68,985**	**1.38%**

38. Hybrid Securities

Alpha Group Jersey a wholly owned subsidiary of the Bank has issued the following hybrid securities:

- On 5 December 2002 an amount of € 200 million preferred securities with interest step up clause, which represent Lower Tier 1 capital for the Group.
  These are perpetual securities and may be redeemed by the issuer after the expiration of 10 years. The issuer has the discretion not to pay a dividend on the conditions that the Bank does not pay a dividend to common Shareholders. They carry interest at 3-month Euribor plus a margin of 2.65%. If redemption option is not exercised by the issuer the margin is increased by 1.325% reaching 3.975% in total. The preferred securities are listed on the Luxembourg Stock Exchange.

- On 5 December 2003 an amount of € 100 million preferred securities were issued with the same characteristics as those issued on 5 December 2002.

- On 18 February 2005 amount of € 600 million preferred securities without an interest step up clause, which also represent Lower Tier 1 capital for the Group since they fulfill the requirements of securities with interest step up clause as described above. The expenses of the issue amounted to € 12 million.

  Non-cumulative dividend of preferred securities carry fixed interest at 6% for the first 5 years and thereafter interest is determined based on the formula 4x(CMS10-CMS2) with a ceiling and floor rate of 10% and 3.25% respectively. CMS10 and CMS2 represent the Euribor of interest rate swaps of 10 and 2 years, respectively.

Hybrid securities	31.12.2008	31.12.2007
Perpetual with 1st call option in 2012	300,000	300,000
Perpetual with 1st call option in 2015	588,000	588,000
Total	**888,000**	**888,000**
Securities held from Group companies	(694)	(106)
Total	**887,306**	**887,894**

ADDITIONAL INFORMATION

39. Contingent liabilities and commitments

a) Legal issues

The Bank, in the ordinary course of business, is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements or operations of the other companies of the Group. However, the Group recorded a provision amounting to € 4.2 million for pending legal cases or issues in progress.

b) Tax issues

The Bank and the companies, Alpha Astika Akinita A.E., Messana Holdings S.A., Ionian Hotel Enterprises A.E., ABC Factors A.E. and Kafe Alpha A.E. have been audited by the tax authorities for the years up to and including 2005. The Bank's branches in Bulgaria and in Albania have been audited by the tax authorities for the years up to and including 2007, while in London has been audited by tax authorities for the years up to and including 2005. Alpha Bank Romania S.A. and Alpha Insurance Agents AE. have been audited by the tax authorities for the year up to and including 2006. Tax audits are in progress at Alpha Finance A.E.P.E.Y., and Alpha Leasing A.E. for fiscal years from 2003-2006 and 2005-2007 respectively. The companies Alpha Ventures A.E., Alpha Private Investment Services A.E.P.E.Y., Oceanos A.T.O.E.E., Ionian Holdings A.E., Evremethea A.E. and APE Commercial Property A.E. used the clauses of Law 3697/08 and concluded their unaudited tax fiscal years 2002-2006, 2002-2005, 2003-2006, 2005-2006, 2005-2006 and 2003-2006, respectively. The remaining companies of the Group has been audited by the tax authorities, for the years up to and including the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited years.

c) Operating leases

The Group's minimum future lease payments are:

	31.12.2008	31.12.2007
☐less than one year	48,624	30,894
☐between one and five years	162,958	92,662
☐ more than five years	134,604	79,219
Total	**346,186**	**202,775**

The minimum future revenues are:

	31.12.2008	31.12.2007
☐less than one year	6,056	6,017
☐between one and five years	19,267	22,806
☐more than five years	6,901	9,177
Total	**32,224**	**38,000**

d) Off balance sheet liabilities

	31.12.2008	31.12.2007
Letters of credit	191,937	48,014
Letters of guarantee	5,652,060	4,835,271
Undrawn credit facilities	18,040,379	17,573,361
Total	**23,884,376**	**22,456,646**

e) Assets pledged

	31.12.2008	31.12.2007
Loans to customers	964,490	800,490
Securities from reverse Repos	400,000	
Financial assets at fair value through profit or loss	60,964	
Investment securities	5,632,896	160,000
Total	**7,058,350**	**960,490**

The Bank has collaterized customer loans to the Bank of Greece in accordance with the Monetary Policy Council Act No 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act No 61/6.12.2006. With this act the Bank of Greece accepts as collateral for monetary policy purposes and intraday credit, non-marketable assets, which should meet the terms and conditions of the above act.

From the investments securities an amount of €5 million is pledged as collateral to the clearing house of derivative transactions "ETESEP AE" as a margin account insurance.

The above mentioned financial assets measured at fair value through profit or loss derived from reserve repos and investments securities are pledged as collateral to Bank of Greece for the participation in the Intra – Europe clearing of payments system on an ongoing time (TARGET) and in major acts of financing from European Central Bank.

From the above securities € 3.5 billion are held by the Bank from the securitization of mortgage and consumer loans. The above bonds are not presented in "Investment Securities" but are presented net from the banks liabilities to the special purpose entities that issued these securities.

f) Other pledges

On 7 May 2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of the American Law, which will be offered to institutional investors. The issuer will be Alpha Group Jersey Limited a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded in Luxembourg's stock exchange. The program is not yet active.

40. Group consolidated companies

The consolidated financial statements apart from the parent company ALPHA BANK include the following entities:

A. Subsidiaries

Name	Country of Incorporation	Group's ownership interest % 31.12.2008	31.12.2007
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Cyprus Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank AD Skopje	FYROM	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Alpha Bank Srbija A.D.	Serbia	100.00	99.99
7. Astra Bank OJSC (note 45d)	Ukraine	93.33	
Leasing Companies			
1. Alpha Leasing A.E.	Greece	100.00	100.00
2. Alpha Leasing Romania S.A.	Romania	99.99	99.99
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1. Alpha Finance A.E.P.E.Y. (note 45a)	Greece	100.00	100.00
2. Alpha Finance US Corporation	USA	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Ventures A.E.	Greece	100.00	100.00
5. AEF European Capital Investments B.V. (note 45c)	The Netherlands		100.00
6. Alpha Ventures Capital Management (note 45h)	Greece	100.00	
Asset Management			
1. Alpha Asset Management A.E.D.A.K.	Greece	100.00	100.00
2. Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00	100.00
3. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance Agents A.E.	Greece	100.00	100.00
2. Alpha Insurance LTD Cyprus	Cyprus	100.00	100.00
3. Alpha Insurance Brokers S.R.L.	Romania	99.91	99.91
4. ALPHALIFE A.A.E.Z.	Greece	100.00	100.00
Real estate and hotel			
1. Alpha Astika Akinita A.E.	Greece	88.59	84.10
2. Ionian Hotel Enterprises A.E.	Greece	96.64	94.81
3. Oceanos A.T.O.E.E.	Greece	100.00	100.00
4. Alpha Real Estate D.O.O. Beograd	Serbia	88.59	84.10
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	88.59	84.10
6. Tourist Resorts A.E. (note 45b)	Greece		94.81
7. Alpha Immovables Bulgaria E.O.O.D.	Bulgaria	88.59	84.10
Special purpose entities			
1. Alpha Credit Group Plc	United Kingdom	100.00	100.00
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Alpha Group Investment Ltd	Cyprus	100.00	100.00
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Messana Holdings S.A.	Luxemburg	100.00	100.00
6. Ionian Equity Participations Ltd	Cyprus	100.00	100.00
7. Alpha Covered Bonds Plc (note 45ib)	United Kingdom	100.00	
8. ABL Holdings Jersey Ltd (note 45id)	Jersey	100.00	
9. Katanalotika Plc (note 45ie)	United Kingdom		
Other companies			
1. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
2. Alpha Trustees Ltd	Cyprus	100.00	100.00
3. Flagbright Ltd	United Kingdom	100.00	100.00
4. Alpha Advisory Romania S.R.L.	Romania	99.98	99.98
5. Evremathea A.E.	Greece	100.00	100.00
6. Kafe Alpha A.E.	Greece	100.00	100.00
7. Ionian Supporting Services A.E.	Greece	100.00	100.00

B. JOINT VENTURES

Name	Country of Incorporation	Group's ownership interest %	
		31.12.2008	31.12.2007
1. Cardlink A.E.	Greece	50.00	50.00
2. APE Fixed Assets A.E.	Greece	60.10	60.10
3. APE Commercial Property A.E.	Greece	72.20	60.10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi (note 45c)	Turkey		50.00
5. APE Investment Property S.A.	Greece	67.42	67.42
6. Alpha TANEO A.K.E.S. (note 45h)	Greece	51.00	

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportionate method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd., Alpha Bank Romania S.A. and Alpha Finance US Corporation through the use of the FX swaps and interbank deposits in the functional currency of the above subsidiaries.

C. ASSOCIATES

Name	Country of Incorporation	Group's ownership interest %	
		31.12.2008	31.12.2007
1. Evisak A.E.	Greece	27.00	27.00
2. AEDEP Thessalias and Stereas Ellados	Greece	50.00	50.00
3. A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
4. EL.P.E.T. Valkaniki A.E. (note 45i)	Greece	26.71	

The associates included in consolidated financial statements are measured under the equity method.

41. Segment reporting

a. Analysis by sector
amounts in million Euro

1.1 - 31.12.2008

	Retail	Corporate Banking	Asset Management/Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other	Group
Interest	1,093.8	322.9	15.3	21.8	342.6	2.2	1,798.6
Commission	185.9	86.0	65.3	43.2	85.7	(1.7)	464.4
Other income	14.2	12.0	1.6	(15.4)	68.9	1.4	82.7
Total income	**1,293.9**	**420.9**	**82.2**	**49.6**	**497.2**	**1.9**	**2,345.7**
Total expenses	**(595.3)**	**(129.9)**	**(51.2)**	**(40.7)**	**(295.7)**	**(65.5)**	**(1,178.3)**
Impairment losses	(278.9)	(172.6)	(0.3)	(0.1)	(89.9)		(541.8)
Profit before tax	**419.7**	**118.4**	**30.7**	**8.8**	**111.6**	**(63.6)**	**625.6**
Assets	23,605.0	19,925.4	1,800.4	8,722.7	10,532.6	683.9	65,270.0
Liabilities	34,267.3	2,898.1	1,935.3	13,825.5	6,880.7	1,522.4	61,329.3
Capital expenditures	80.8	30.1	2.1	6.7	85.3	5.2	210.2
Depreciation and amortization	37.3	10.4	2.0	1.8	23.4	14.0	88.9

1.1 - 31.12.2007

	Retail	Corporate Banking	Asset Management / Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other	Group	Discontinued operation	Group (continuing operation)
Interest	993.6	308.4	18.7	36.9	231.7	16.9	1,606.2	0.9	1,605.3
Commission	166.0	91.5	89.6	50.6	69.2	(2.0)	464.9	0.4	464.5
Other income	18.6	5.5	13.3	28.7	44.9	140.2	251.2	83.7	167.5
Total income	**1,178.2**	**405.4**	**121.6**	**116.2**	**345.8**	**155.1**	**2,322.3**	**85.0**	**2,237.3**
Total expenses	**(554.0)**	**(110.3)**	**(63.8)**	**(38.1)**	**(201.3)**	**(62.0)**	**(1,029.5)**	**(4.2)**	**(1,025.3)**
Impairment losses	(115.7)	(84.0)		1.0	(27.4)	(0.6)	(226.7)		(226.7)
Profit before tax	**508.5**	**211.1**	**57.8**	**79.1**	**117.1**	**92.5**	**1,066.1**	**80.8**	**985.3**
Assets	19,877.5	17,455.1	2,284.6	7,423.5	7,104.0	539.6	54,684.3		54,684.3
Liabilities	28,430.3	2,552.0	1,818.8	9,626.2	6,198.8	1,766.9	50,393.0		50,393.0
Capital expenditures	72.7	41.9	2.0	2.0	55.2	9.2	183.0		183.0
Depreciation and amortization	35.9	8.6	2.3	1.2	19.8	10.7	78.5	0.2	78.3

i. Retail banking

Includes all individuals (retail banking customers) of the Group, professionals small and very small companies operating in Greece and abroad except from South-Eastern Europe countries.

The Group through its extensive branch network offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations operating in Greece and abroad except from South-Eastern Europe countries. The Group offers working capital facilities, corporate loans, and letters of guarantees.

This sector also includes the leasing products which are offered through Alpha Leasing A.E. and factoring services to third parties through ABC Factors A.E.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through Group's private banking and Alpha Asset Management A.E.D.A.K.

In addition commissions are included due to the wide range of insurance products to individuals and companies through AXA Insurance which is the corporate successor of the subsidiary Alpha Insurance A.E.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized Group companies (Alpha Finance AEPEY, Alpha Ventures A.E.). It is also includes activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South-Eastern Europe

Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other

This segment consists of the non-financial subsidiaries of the Group and Bank's income and expenses that are not related to its operating activities.

b. Analysis by geographical sector
amounts in million Euro

1.1 - 31.12.2008

	Greece	**Other countries**	**Group**
Interest	1,437.5	361.1	1,798.6
Commission	375.4	89.0	464.4
Other income	11.5	71.2	82.7
Total income	**1,824.4**	**521.3**	**2,345.7**
Total expenses	**(869.1)**	**(309.2)**	**(1,178.3)**
Impairment	(402.0)	(139.8)	(541.8)
Profit before tax	**553.3**	**72.3**	**625.6**
Assets	**51,234.4**	**14,035.6**	**65,270.0**

1.1 - 31.12.2007

	Greece	Other countries	Group	Discontinued operation	Group (continuing operation)
Interest	1,359.8	246.4	1,606.2	0.9	1,605.3
Commissions	393.5	71.4	464.9	0.4	464.5
Other income	203.4	47.8	251.2	83.7	167.5
Total income	**1,956.7**	**365.6**	**2,322.3**	**85.0**	**2,237.3**
Total expenses	**(816.1)**	**(213.4)**	**(1,029.5)**	**(4.2)**	**(1,025.3)**
Impairment	(199.3)	(27.4)	(226.7)		(226.7)
Profit before tax	**941.3**	**124.8**	**1,066.1**	**80.8**	**985.3**
Assets	**45,524.2**	**9,160.1**	**54,684.3**		**54,684.3**

42. Financial risk management

The Group has established a systematic and disciplined management framework for the reliable measurement of risk. Considering the stability and continuity of its operations, management places high priority on the goal of implementing and continuously improving this framework, in order to minimize potential negative effects on Group's financial results.

The Board of Directors of the Bank has overall responsibility for the improvement and oversight of the Risk Management framework. Risk Management Committee meets on a quarterly basis and reports its activities to the Board of Directors. The Risk Management Committee is responsible for the implementation and monitoring compliance with the risk management policies. The Bank re-examines the effectiveness of the risk management framework on a regular basis in order to ensure compliance with international best practices and regulatory framework.

Risk management division operate within the Group under the supervision of the Group's Chief Risk Officer and have been assigned with the responsibility of implementing the risk management framework, according to the directions of the Risk Management Committee.

42.1 Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk is considered the most significant risk for the Group, and its continuous monitoring is management's first priority.

The Group in order to effectively manage credit risk has developed specific methodologies and systems to measure credit risk. These systems and methodologies are continuously evolving so as to provide to the maximum extent possible current and productive support in the decisions making process of the business units in order to avoid possible adverse consequences on the results of the Group.

The main tool for the measurement of credit risk is the credit risk grading system established in Alpha Bank Group. Current systems use both quantitative and qualitative criteria of measurement and also criteria of transactional behavior in order to report customer probabilities of loss given defaults. Respective models are continuously improved in order for the total loan portfolio to be included in the new system of internal grading imposed by capital adequacy. The credit grading system consists of nine basic grades. Additionally, the Group uses ratings provided by International Rating Agencies.

Credit risk rating also determine both credit limits and collaterals and it is systematically reassessed on a six or twelve month basis. The reassessment is based on the customer's credit worthiness and on any new information and events that may have a significant impact on the level of credit risk.

Credit risk grading systems are being constantly tested qualitatively in order to assure at every turn their ability.

At the same time the Group performs stress testing exercises concerning credit risk on a regular basis. Based on respective stress testing an estimation is provided of the size of financial losses that could occur under extreme transactional behavior of the clients or of economic environment. Additionally, on regular basis large exposures are monitored and management and the Board of Directors are informed.

The Group assesses on regular basis whether there is objective evidence of impairment.

The Group assesses as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically the above mentioned procedures include the following steps:

a. Establishment of events that provide objective evidence that a loan is impaired (trigger events).

b. The criteria for assessment on an individual or collective basis.

c. Establishment of groups of assets with similar risk characteristics.

d. Methodology in determing future cash flows from impaired loans.

e. Interest income recognition.

f. Recoveries/ Receivable from loans impaired.

In note 1.13 "Impairment losses on loans and advances" the accounting principles applied for loan impairment are described in detail.

FINANCIAL INSTRUMENTS CREDIT RISK

	31.12.2008			31.12.2007		
	Exposure before impairment	**Impairment**	**Net exposure to credit risk**	**Exposure before impairment**	**Impairment**	**Net exposure to credit risk**
A. Credit risk exposure relating to on balance sheet items						
Due from banks	2,837,837	7,867	2,829,970	3,516,393	6,697	3,509,696
Loans and advances to customers:						
Individuals:						
• Mortgages	13,538,068	94,384	13,443,684	11,186,669	55,402	11,131,267
• Consumer	4,669,423	195,228	4,474,195	3,606,631	142,221	3,464,410
• Credit cards	1,285,118	56,154	1,228,964	1,092,863	54,123	1,038,740
• Other	119,400		119,400	146,762		146,762
Total	**19,612,009**	**345,766**	**19,266,243**	**16,032,925**	**251,746**	**15,781,179**
Corporate loans:						
• Companies	29,779,390	863,259	28,916,131	24,771,065	521,921	24,249,144
• Leasing	1,448,224	29,101	1,419,123	1,338,340	24,977	1,313,363
• Factoring	599,888	3,215	596,673	532,640	3,215	529,425
• Other receivables	541,185	34,653	506,532	237,695	38,735	198,960
Total	**32,368,687**	**930,228**	**31,438,459**	**26,879,740**	**588,848**	**26,290,892**
Financial asset at fair value through profit or loss						
• Government bonds	78,458		78,458	241,724		241,724
• Other debt securities	2,677		2,677	21,729		21,729
• Derivative financial instruments	485,026		485,026	383,432		383,432
Total	**566,161**		**566,161**	**646,885**		**646,885**
Investment securities:						
• Available for sale (government bonds)	366,804		366,804	1,925,351		1,925,351
• Available for sale (other)	336,384		336,384	1,086,803		1,086,803
• Available for sale (other variable yield securities)	49,338		49,338	53,640		53,640
• Held to maturity (government bonds)	1,805,579		1,805,579			
• Held to maturity (other)	2,683,130		2,683,130			
Total	**5,241,235**		**5,241,235**	**3,065,794**		**3,065,794**
Total amount of on balance sheet items exposed to credit risk (a)	**60,625,929**	**1,283,861**	**59,342,068**	**50,141,737**	**847,291**	**49,294,446**
Other on balance sheet items not exposed to credit risk	5,927,886		5,927,886	5,280,413		5,280,413
Total Assets	**66,553,815**	**1,283,861**	**65,269,954**	**55,422,150**	**847,291**	**54,574,859**
B. Credit risk exposure relating to off balance sheet items:						
Letters of guarantee and letters of credit	5,843,997	3,627	5,840,370	4,883,285	45,929	4,837,356
Undrawn credit facilities [(1)]	18,040,379		18,040,379	17,573,361		17,573,361
Total amount of off balance sheet items exposed to credit risk (b)	**23,884,376**	**3,627**	**23,880,749**	**22,456,646**	**45,929**	**22,410,717**
Total credit risk exposure (a+b)	**84,510,305**	**1,287,488**	**83,222,817**	**72,598,383**	**893,220**	**71,705,163**

[(1)] Undrawn credit facilities as of 31.12.2008 include an amount of € 1,051.6 million (31.12.2007: € 921 million) which are committed limits that cannot be canceled in cases where it becomes apparent that the counterparty will fail to meet their contractual obligations.

LOANS AND ADVANCES TO CUSTOMERS – Analysis of past due amounts

31.12.2008	Neither past due nor impaired	Past due but not impaired	Impaired	Total
Loans and advances to individuals				
· Mortgage				
Performing loans	11,701,254			11,701,254
Past due 1 - 90 days		1,410,752		1,410,752
Past due > 90 days			426,062	426,062
	11,701,254	**1,410,752**	**426,062**	**13,538,068**
· Credit cards, consumer and other loans				
Performing loans	4,969,771			4,969,771
Past due 1 - 90 days		781,971		781,971
Past due > 90 days			322,199	322,199
	4,969,771	**781,971**	**322,199**	**6,073,941**
Corporate loans				
Performing loans	27,536,637		421,406	27,958,043
Past due 1 - 90 days		3,000,557	114,479	3,115,036
Past due > 90 days		230,380	1,065,228	1,295,608
	27,536,637	**3,230,937**	**1,601,113**	**32,368,687**
Total portfolio				
Performing loans	44,207,662		421,406	44,629,068
Past due 1 - 90 days		5,193,280	114,479	5,307,759
Past due > 90 days		230,380	1,813,489	2,043,869
Total	**44,207,662**	**5,423,660**	**2,349,374**	**51,980,696**

31.12.2007	Neither past due nor impaired	Past due but not impaired	Impaired	Total
Loans and advances to individuals				
· Mortgage				
Performing loans	9,833,963			9,833,963
Past due 1 - 90 days		1,083,852		1,083,852
Past due > 90 days			268,854	268,854
	9,833,963	**1,083,852**	**268,854**	**11,186,669**
· Credit cards, consumer and other loans				
Mortgage	4,209,177			4,209,177
Past due 1 - 90 days		431,590		431,590
Past due > 90 days			205,489	205,489
	4,209,177	**431,590**	**205,489**	**4,846,256**
Corporate loans				
Mortgage	22,826,730		240,585	23,067,315
Past due 1 - 90 days		2,605,516	84,853	2,690,369
Past due > 90 days		263,823	858,233	1,122,056
	22,826,730	**2,869,339**	**1,183,671**	**26,879,740**
Total portfolio				
Performing loans	36,869,870		240,585	37,110,455
Past due 1 - 90 days		4,120,958	84,853	4,205,811
Past due > 90 days		263,823	1,332,576	1,569,399
Total	**36,869,870**	**4,384,781**	**1,658,014**	**42,912,665**

LOANS AND ADVANCES TO CUSTOMERS – Neither past due or impaired

31.12.2008

	Mortgage	Credit cards, consumer and other loans	Corporate loans	Total
Low risk	11,701,254	4,969,771	26,577,295	43,248,320
Under surveillance			959,342	959,342
Total	**11,701,254**	**4,969,771**	**27,536,637**	**44,207,662**

31.12.2007

	Mortgage	Credit cards, consumer and other loans	Corporate loans	Total
Low risk	9,833,963	4,209,177	22,046,275	36,089,415
Under surveillance			780,455	780,455
Total	**9,833,963**	**4,209,177**	**22,826,730**	**36,869,870**

This category includes loans that have indications that the counterparty will not be able to meet their contractual obligations, accounts were a settlement was agreed during the last 12 months, and they are subsequently meet their obligations. These loans amounted to € 167.7 million as at 31.12.2008 (31.12.2007: € 51.6 million)

LOANS AND ADVANCES TO CUSTOMERS – Past due and not impaired

31.12.2008

	Mortgage	Credit cards, consumer and other loans	Corporate loans	Total
Past due 1 - 90 days	1,410,752	781,971	3,000,557	5,193,280
Past due > 90 days			230,380	230,380
Total	**1,410,752**	**781,971**	**3,230,937**	**5,423,660**
Fair value of collaterals	**1,976,438**	**51,001**	**4,481,826**	**6,509,265**

31.12.2007

	Mortgage	Credit cards, consumer and other loans	Corporate loans	Total
Past due 1 - 90 days	1,083,852	431,590	2,605,516	4,120,958
Past due > 90 days			263,823	263,823
Total	**1,083,852**	**431,590**	**2,869,339**	**4,384,781**
Fair value of collaterals	**1,647,538**	**106,949**	**3,693,984**	**5,448,471**

LOANS AND ADVANCES TO CUSTOMERS – Impaired

31.12.2008

	Mortgage	Credit cards, consumer and other loans	Corporate loans	Total
Carrying amount before impairment	426,062	322,199	1,601,113	2,349,374
Allowance of impairment	(94,384)	(251,382)	(930,228)	(1,275,994)
Carrying amount	**331,678**	**70,817**	**670,885**	**1,073,380**
Fair value of collaterals	**381,926**	**28,166**	**1,300,868**	**1,710,960**

31.12.2007

	Mortgage	Credit cards, consumer and other loans	Corporate loans	Total
Carrying amount before impairment	268,854	205,489	1,183,671	1,658,014
Allowance of impairment	(55,402)	(196,344)	(588,848)	(840,594)
Carrying amount	**213,452**	**9,145**	**594,823**	**817,420**
Fair value of collaterals	**260,899**	**21,582**	**1,000,142**	**1,282,623**

DUE FROM BANKS: DERIVATIVE FINANCIAL INSTRUMENTS AND DEBT SECURITIES

31.12.2008

	Due from Banks	Trading securities	Derivatives financial instruments	Available for sale	Held to maturity	Total
AAA			30,310	1,359	170,391	202,060
AA- to AA+	520,029		1,261	49,725	306,390	877,405
A- to A+	1,055,286	68,462	252,091	285,250	3,059,931	4,721,020
Lower than A-	1,262,522	12,673	2,786	416,192	951,997	2,646,170
Unrated			198,578			198,578
Total	**2,837,837**	**81,135**	**485,026**	**752,526**	**4,488,709**	**8,645,233**

31.12.2007

	Due from Banks	Trading securities	Derivatives financial instruments	Available for sale	Held to maturity	Total
AAA				81,305		81,305
AA- to AA+	289,905		265,630	10,000		565,535
A- to A+	1,664,704	244,813	54,622	2,062,609		4,026,748
Lower than A-	1,561,784	18,640	347	911,880		2,492,651
Unrated			62,833			62,833
Total	**3,516,393**	**263,453**	**383,432**	**3,065,794**		**7,229,072**

DEBT SECURITIES, GOVERNMENT BONDS AND OTHER SECURITIES - Analysis of past due amounts

31.12.2008

	Due from Banks	Trading securities	Derivatives financial instruments	Available for sale	Held to maturity	Total
Neither past due nor impaired	2,829,970	81,135	485,026	752,526	4,488,709	8,637,366
Past due and not impaired						
Impaired	7,867					7,867
Total	**2,837,837**	**81,135**	**485,026**	**752,526**	**4,488,709**	**8,645,233**

31.12.2007

	Due from Banks	Trading securities	Derivatives financial instruments	Available for sale	Held to maturity	Total
Neither past due nor impaired	3,509,696	263,453	383,432	3,065,794		7,222,375
Past due and not impaired						
Impaired	6,697					6,697
Total	**3,516,393**	**263,453**	**383,432**	**3,065,794**		**7,229,072**

In the following tables are presented the financial instruments exposed to credit risk carrying amounts by industry sectors of the counterparties.

FINANCIAL INSTRUMENTS CREDIT RISK – Analysis by industry sector

31.12.2008

	Financial Institutions and other financial services	Manufacturing	Construction and real estate	Wholesale and retail trade	Public sector	Transportation	Shipping	Hotels - Tourism	Other sectors	Individuals	Total
Credit risk exposure relating to on balance sheet items											
Due from banks	2,837,837										2,837,837
Loans and advances to customers											
Individuals:											
• Mortgage										13,538,068	13,538,068
• Credit cards and consumer										5,954,541	5,954,541
• Other receivables										119,400	119,400
Total										19,612,009	19,612,009
Corporate loans:											
• Companies	921,906	5,958,662	5,248,953	7,135,998	238,705	2,276,743	1,635,567	2,236,160	4,667,881		30,320,575
• Leasing	13,745	252,693	410,402	384,897	264	29,612		86,505	270,106		1,448,224
• Factoring	43,571	263,141	4,229	225,176		5,194		1,965	56,612		599,888
Total	979,222	6,474,496	5,663,584	7,746,071	238,969	2,311,549	1,635,567	2,324,630	4,994,599		32,368,687
Financial assets at fair value through profit or loss:											
• Debt securities				439	73,936				6,760		81,135
• Derivative financial instruments	412,272								72,754		485,026
Total	412,272			439	73,936				79,514		566,161
Investment securities											
• Available for sale	209,351		26,104	42,423	336,569				138,079		752,526
• Held to maturity	2,297,517	119,100	123,459	72,213	1,876,420						4,488,709
Total carrying amount of on balance sheet items exposed to credit risk (a)	**6,736,199**	**6,593,596**	**5,813,147**	**7,861,146**	**2,525,894**	**2,311,549**	**1,635,567**	**2,324,630**	**5,212,192**	**19,612,009**	**60,625,929**
Other on balance sheet items not exposed to credit risk									5,927,886		5,927,886
Total assets	**6,736,199**	**6,593,596**	**5,813,147**	**7,861,146**	**2,525,894**	**2,311,549**	**1,635,567**	**2,324,630**	**11,140,078**	**19,612,009**	**66,553,815**
Credit risk exposure relating to off balance sheet											

items:											
Letters of guarantee and letters of credit	25,970	1,155,465	2,036,526	1,093,243	10,207	57,051	56,981	105,181	1,303,373		5,843,997
Undrawn credit facilities and other credit liabilities									18,040,379		18,040,379
Total carrying amount of off balance sheet items exposed to credit risk (b)	**25,970**	**1,155,465**	**2,036,526**	**1,093,243**	**10,207**	**57,051**	**56,981**	**105,181**	**19,343,752**		**23,884,376**
Total credit risk exposure (a+b)	**6,762,169**	**7,749,061**	**7,849,673**	**8,954,389**	**2,536,101**	**2,368,600**	**1,692,548**	**2,429,811**	**24,555,944**	**19,612,009**	**84,510,305**

FINANCIAL INSTRUMENTS CREDIT RISK – Analysis by industry sector

31.12.2007

	Financial Institutions and other financial services	Manufacturing	Construction and real estate	Wholesale and retail trade	Public sector	Transportation	Shipping	Hotels - Tourism	Other sectors	Individuals	Total
Credit risk exposure relating to on balance sheet items											
Due from banks	3,516,393										3,516,393
Loans and advances to customers											
Individuals:											
• Mortgage										11,186,669	11,186,669
• Credit cards and consumer										4,699,494	4,699,494
• Other receivables										146,762	146,762
Total										16,032,925	16,032,925
Corporate loans:											
• Companies	1,206,591	4,844,582	3,649,578	6,099,197	238,362	1,935,614	1,360,515	2,034,856	3,639,465		25,008,760
• Leasing	133,151	251,264	360,413	344,364	481			64,245	184,422		1,338,340
• Factoring	34,113	269,615	2,685	168,996				1,265	55,966		532,640
Total	1,373,855	5,365,461	4,012,676	6,612,557	238,843	1,935,614	1,360,515	2,100,366	3,879,853		26,879,740
Financial assets at fair value through profit or loss:											
• Debt securities					236,340				27,113		263,453
• Derivative financial instruments	324,929								58,503		383,432
Total	324,929				236,340				85,616		646,885
Investment securities											
• Available for sale	803,345	82,100		80,246	1,856,217				243,886		3,065,794
Total carrying amount of on balance sheet items exposed to credit risk (a)	**6,018,522**	**5,447,561**	**4,012,676**	**6,692,803**	**2,331,400**	**1,935,614**	**1,360,515**	**2,100,366**	**4,209,355**	**16,032,925**	**50,141,737**
Other on balance sheet items not exposed to credit risk									5,280,413		5,280,413
Total assets	**6,018,522**	**5,447,561**	**4,012,676**	**6,692,803**	**2,331,400**	**1,935,614**	**1,360,515**	**2,100,366**	**9,489,768**	**16,032,925**	**55,422,150**
Credit risk exposure relating to off balance sheet items:											
Letters of guarantee and letters	11,009	729,337	902,888	770,334	4,534	10,203	38,701	124,063	2,292,216		4,883,285

of credit											
Undrawn credit facilities and other credit liabilities									17,573,361		17,573,361
Total carrying amount of off balance sheet items exposed to credit risk (b)	**11,009**	**729,337**	**902,888**	**770,334**	**4,534**	**10,203**	**38,701**	**124,063**	**19,865,577**		**22,456,646**
Total credit risk exposure (a+b)	**6,029,531**	**6,176,898**	**4,915,564**	**7,463,137**	**2,335,934**	**1,945,817**	**1,339,216**	**2,224,429**	**24,074,932**	**16,032,925**	**72,598,383**

42.2. Market risk

Market risk is the risk of losses arising from unfavourable changes in interest rates, foreign exchange rates, stock exchange indexes, equity prices and commodities. Losses may also occur either from the trading portfolio or from the banking book.

i. Trading portfolio

The market risk is measured by the Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

1 day value at risk, 99% confidence level (2 years historical data)

	2008					2007
	Foreign currency risk	Interest rate risk	Price risk	Covariance	Total	Total
31 December	418,401	1,085,578	189,006	(17,623)	1,128,506	320,791
Average daily value (annual)	246,199	2,006,198	302,964	(485,090)	2,070,271	1,019,495
Maximum daily value (annual)	57,275	3,460,779	645,807	(439,967)	3,723,894	3,027,642
Minimum daily value (annual)	95,617	651,307	102,094	(268,428)	580,590	223,039

The above items concern the Bank. The Group's subsidiaries and branches have limited trading positions, which are immaterial compared to the positions of the Bank. As a result the market risk effect deriving from these positions is immaterial.

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Assets and Liabilities Management Committee (ALCO), exposure limits and maximum loss (stop loss) limits for various products of the trading portfolio have been set. In particular limits have been set for the following risks:

- Foreign currency risk regarding spot and forward positions.
- Interest rate risk regarding positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk regarding positions in shares, index futures and options.
- Credit risk regarding interbank transactions, corporate bonds and emerging market government bond.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

ii. Other financial instruments or assets and liabilities

Apart from the trading portfolio market risk may also arise from the Banking Book. This risk is foreign currency risk and interest rate risk.

a. Foreign currency risk

The Group takes on exposures to effects of fluctuations in foreign exchange rates. The General Management of the Bank sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on balance sheet position and derivatives forward position as presented in the tables below:

31.12.2008

	USD	GBP	CHF	JPY	RON	RSD	Other F/C	EURO	Total
ASSETS									
Cash and balances with Central Banks	1,298,584	1,898	642	84	127,224	87,008	76,608	1,858,899	3,450,947
Due from banks	290,022	1,602	77,743	(9,697)	12,902	49,317	40,591	2,367,490	2,829,970
Financial asset at fair value through profit or loss	39				33		7,080	73,983	81,135
Derivative financial instruments								485,026	485,026
Loans and advances to customers	2,293,991	633,792	2,249,582	62,355	730,419	90,514	241,391	44,402,658	50,704,702
Investment Securities									
- Available-for-sale	61,997	586		11,406	100,077	3,134	114,869	460,457	752,526
- Held to maturity	523,911							3,964,798	4,488,709
Investments in subsidiaries, associates and joint ventures								59,260	59,260
Investment property						1,106		65,769	66,875
Property, plant and equipment	35	2,360			59,160	58,712	48,097	1,085,876	1,254,240
Goodwill and other intangible assets		131			2,769	59,843	8,775	88,443	159,961
Deferred tax assets		1,485			363	3,702	208	327,741	333,499
Other assets	656	32,079	41		9,555	10,522	2,938	493,508	549,299
Non-current assets held for sale							522	53,283	53,805
Total Assets	**4,469,235**	**673,933**	**2,328,008**	**64,148**	**1,042,502**	**363,858**	**541,079**	**55,787,191**	**65,269,954**
LIABILITIES									
Due to banks and customers	4,659,498	448,964	3,625	1,196,546	827,727	115,966	586,608	43,671,639	51,510,573
Derivative financial instruments								805,346	805,346

Debt securities in issue and other borrowed funds	64,352	577	110,288	240,103	217,172		114,319	6,494,374	7,241,185
Liabilities for current income tax and other taxes		99			9,595	136	403	117,829	128,062
Deferred tax liabilities		12			4,726	867	170	192,004	197,779
Employee defined benefit obligations						566		42,196	42,762
Other liabilities	3,376	29,895	734	564	8,765	1,121	(6,624)	1,312,456	1,350,287
Provisions	7				37	2,144	160	50,915	53,263
Total liabilities	**4,727,233**	**479,547**	**114,647**	**1,437,213**	**1,068,022**	**120,800**	**695,036**	**52,686,759**	**61,329,257**
Net on-balance sheet position	(257,998)	194,386	2,213,361	(1,373,065)	(25,520)	243,058	(153,957)	3,100,432	3,940,697
Derivatives forward foreign exchange position	261,345	(180,386)	(2,220,769)	1,370,877	113,924	(9,820)	288,704	388,160	12,035
Total Foreign Exchange Position	**3,347**	**14,000**	**(7,408)**	**(2,188)**	**88,404**	**233,238**	**134,747**	**3,488,592**	**3,952,732**
Undrawn credit facilities	161,786	102,107	237			49,252	23,770	17,703,227	18,040,379

	31.12.2007						
	USD	**GBP**	**CHF**	**JPY**	**Other F/C**	**EURO**	**Total**
Total Assets	3,258,506	852,047	1,489,756	28,942	3,679,183	45,375,855	54,684,289
Total liabilities	4,390,310	539,841	110,297	1,012,275	3,346,162	40,994,140	50,393,025
Net on-balance sheet position	(1,131,804)	312,206	1,379,459	(983,333)	333,021	4,381,715	4,291,264
Derivatives forward foreign exchange position	1,150,203	(294,136)	(1,383,736)	978,495	49,646	(320,192)	180,280
Total Foreign Exchange Position	**18,399**	**18,070**	**(4,277)**	**(4,838)**	**382,667**	**4,061,523**	**4,471,544**
Undrawn credit facilities	158,990	84,645			512,007	16,817,719	17,573,361

The high exposure in other currencies is due to our participation in Ukraine.

The net foreign exchange position as at 31.12.2008 presents the following sensitivity analysis.

Currency	Exchange rate variation scenario against Euro(%)	Impact on net income before tax	Impact on equity
	Appreciation of USD 5%	176	
USD	Depreciation of USD 5%	(159)	
	Appreciation of GBP 5%	737	
GBP	Depreciation of GBP 5%	(667)	
	Appreciation of CHF 5%	(390)	
CHF	Depreciation of CHF 5%	353	
	Appreciation of RON 5%		5,036
RON	Depreciation of RON 5%		(4,556)
	Appreciation of RSD 5%		12,276
RSD	Depreciation of RSD 5%		(11,107)
	Appreciation of UAH 5%		4,831
UAH	Depreciation of UAH 5%		(4,371)

b. Interest rate risk

Gap analysis is performed in order to examine the interest rate risk of assets and liabilities. Assets and liabilities are allocated into time bands according to their repricing date for variable interest rate instruments, or according to their maturity date for fixed rate instruments.

Gap Analysis is presented in the table below:

31.12.2008

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	2,701,103						749,844	3,450,947
Due from banks	2,260,624	301,609	80,983	25,677	153,613	7,464		2,829,970
Financial asset at fair value through profit or loss	4,253	246	67,233	3,704	275	5,424		81,135
Derivative financial instruments	485,026							485,026
Loans and advances to customers	27,996,110	7,494,753	4,685,497	2,419,609	7,123,900	984,833		50,704,702
Investment securities								
- Available-for-sale	65,624	159,788	74,904	108,048	225,729	38,795	79,638	752,526
- Held to maturity	667,966	1,182,592	1,682,605	139,956	354,213	461,377		4,488,709
Investments in subsidiaries, associates and joint ventures							59,260	59,260
Investment property							66,875	66,875
Property, plant and equipment							1,254,240	1,254,240
Goodwill and other intangible assets							159,961	159,961
Deferred tax assets							333,499	333,499
Other assets							549,299	549,299
Non-current assets held for sale							53,805	53,805
Total Assets	**34,180,706**	**9,138,988**	**6,591,222**	**2,696,994**	**7,857,730**	**1,497,893**	**3,306,421**	**65,269,954**
LIABILITIES								
Due to banks	7,042,377	1,761,626	112,372	38,363	6,850	2,208		8,963,796
Derivatives financial instruments	805,346							805,346
Due to customers	27,722,621	8,260,079	3,480,953	1,638,603	1,297,102	147,419		42,546,777
Debt securities in issue and other borrowed funds	3,241,006	3,368,875	407,946	10,573	212,785			7,241,185
Liabilities for current income tax and other taxes							128,062	128,062
Deferred tax liabilities							197,779	197,779
Employee defined benefit obligations							42,762	42,762
Other liabilities							1,350,287	1,350,287
Provisions							53,263	53,263
Total liabilities	**38,811,350**	**13,390,580**	**4,001,271**	**1,687,539**	**1,516,737**	**149,627**	**1,772,153**	**61,329,257**
EQUITY								
Share capital							1,931,590	1,931,590
Share premium								
Reserves							188,404	188,404
Retained earnings							969,815	969,815
Treasury shares							(68,985)	(68,985)
Minority interests							32,567	32,567
Hybrid securities		887,306						887,306
Total Equity		887,306					3,053,391	3,940,697
Total Liabilities and Equity	38,811,350	14,277,886	4,001,271	1,687,539	1,516,737	149,627	4,825,544	65,269,954
GAP	**(4,630,644)**	**(5,138,898)**	**2,589,951**	**1,009,455**	**6,340,993**	**1,348,266**	**(1,519,123)**	
CUMULATIVE GAP	**(4,630,644)**	**(9,769,542)**	**(7,179,591)**	**(6,170,136)**	**170,857**	**1,519,123**		

	31.12.2007 Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	2,712,836						550,776	3,263,612
Due from banks	2,621,128	179,809	42,390	132,781	522,910	6,727	3,951	3,509,696
Financial asset at fair value through profit or loss	11,577	1,100	24,210	274	37,068	191,818		266,047
Derivative financial instruments	383,432							383,432
Loans and advances to customers	22,707,257	7,819,711	3,823,368	1,014,238	6,487,910	219,587		42,072,071
Investment securities - Available-for-sale	157,570	583,990	1,861,064	128,553	56,316	271,342	98,066	3,156,901
Investments in associates							5,320	5,320
Investment property							73,560	73,560
Property, plant and equipment							1,173,275	1,173,275
Goodwill and other intangible assets							134,497	134,497
Deferred tax assets							170,257	170,257
Other assets							385,676	385,676
Non-current assets held for sale							89,945	89,945
Total Assets	**28,593,800**	**8,584,610**	**5,751,032**	**1,275,846**	**7,104,204**	**689,474**	**2,685,323**	**54,684,289**
LIABILITIES								
Due to banks	2,935,144	1,309,583	156,254	34,154	722	1,198	681	4,437,736
Derivatives financial instruments	384,139							384,139
Due to customers	28,710,388	2,747,807	1,138,970	734,091	1,267,459	7,577	58,866	34,665,158
Debt securities in issue and other borrowed funds	2,004,290	6,548,581	612,409	20,659	3,358			9,189,297
Liabilities for current income tax and other taxes							158,797	158,797
Deferred tax liabilities							94,807	94,807
Employee defined benefit obligations							42,019	42,019
Other liabilities							1,323,554	1,323,554
Provisions							95,935	95,935
Liabiliteis related to assets held-for-sale							1,583	1,583
Total liabilities	**34,033,961**	**10,605,971**	**1,907,633**	**788,904**	**1,271,539**	**8,775**	**1,776,242**	**50,393,025**
EQUITY								
Share capital							1,602,809	1,602,809
Share premium							184,033	184,033
Reserves							445,662	445,662
Retained earnings							1,138,195	1,138,195
Treasury shares							(188)	(188)
Minority interest							32,859	32,859
Hybrid securities		887,894						887,894
Total Equity		**887,894**					**3,403,370**	**4,291,264**
Total Liabilities and Equity	**34,033,961**	**11,493,865**	**1,907,633**	**788,904**	**1,271,539**	**8,775**	**5,179,612**	**54,684,289**
GAP	**(5,440,161)**	**(2,909,255)**	**3,843,399**	**486,942**	**5,832,665**	**680,699**	**(2,494,289)**	
CUMULATIVE GAP	**(5,440,161)**	**(8,349,416)**	**(4,506,017)**	**(4,019,075)**	**1,813,590**	**2,494,289**		

GAP Analysis allows an immediate calculation of changes in net interest income and equity for available-for-sale securities upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's and in Group subsidiaries base interest rates.

Currency	Interest rate variation scenario (parallel fall or rise in yield curves)	Sensitivity for net interest income (annual)	Sensitivity of equity
	+ 50 basis points	3,956	(2,639)
EUR	50 basis points	(3,956)	2,691
	+ 50 basis points	(2,917)	(269)
USD	50 basis points.	2,917	274
	+ 50 basis points	(33)	(7)
GBP	50 basis points.	33	8

42.3 Liquidity risk

Liquidity risk relates to the Group's ability to maintain sufficient funds to cover its obligations.

A substantial portion of the Group's assets are funded with customer deposits and bonds issued by the Group. This type of funding comprises two categories:

a) Customer deposits for working capital purposes

Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand the number of accounts and type of depositors ensure that unexpected fluctuations are limited and that these deposits constitute mostly a stable deposit base.

b) Customer deposits and bonds issued for investment purposes

Customer deposits and bonds issued for investment purposes concern customer term deposits, customer repurchase agreements (repos) and sale of bonds issued by the Group.

According to Liquidity Gap Analysis, cash flows arising from all assets and liabilities are estimated and allocated into time bands, depending on when they occur, with the exception of securities held for trading and available-for-sale securities. In the case of such portfolios, which are considered liquid, they are allocated in the first period using relevant haircuts.

It is set below tables of liquidity and it should be noted that term deposits are presented with their contractual due date. On total term deposits 80% is renewed at the expiration date and therefore are considered as a part of the stable deposit base.

	31.12.2008 Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	More than 1 year	Total
ASSETS						
Cash and balances with Central Banks	3,450,947					3,450,947
Due from banks	2,056,270	373,224	151,816	20,725	227,935	2,829,970
Financial asset at fair value through profit or loss	77,078				4,057	81,135
Derivative financial assets	485,026					485,26
Loans and advances to customers	2,268,849	2,139,717	2,351,111	3,195,773	40,749,252	50,704,702
Investment securities						
- Available-for-sale	711,466				41,060	752,526
- Held to maturity	3,142,096				1,346,613	4,488,709
Investments in subsidiaries, associates and joint ventures					59,260	59,260
Investment property					66,875	66,875
Property, plant and equipment					1,254,240	1,254,240
Goodwill and other intangible assets					159,961	159,961
Deferred tax assets					333,499	333,499
Other assets	180,083		23,513	9,527	336,176	549,299
Non-current assets held for sale					53,805	53,805
Total Assets	**12,371,815**	**2,512,941**	**2,526,440**	**3,226,025**	**44,632,733**	**65,269,954**
LIABILITIES						
Due to banks	7,000,709	855,933	141,197	411,071	554,886	8,963,796
Derivatives financial liablities	805,346					805,346
Due to customers (including debt securities in issue)	12,411,831	7,654,310	3,660,407	2,682,524	16,137,705	42,546,777
Debt securities in issue held by institutional investors and other borrowed funds	867,792	439,780	413,359	1,185,401	4,334,853	7,241,185
Liabilities for current income tax and other taxes	128,062					128,062
Deferred tax liabilities					197,779	197,779
Employee defined benefit obligations					42,762	42,762
Other liabilities	998,317	71,577	60,690	61,182	158,521	1,350,287
Provisions					53,263	53,263
Liabiliteis related to assets held-for-sale						
Total liabilities	**22,212,057**	**9,021,600**	**4,275,653**	**4,340,178**	**21,479,769**	**61,329,257**
Total Equity					**3,940,697**	**3,940,697**
Total Liabilities and Equity	**22,212,057**	**9,021,600**	**4,275,653**	**4,340,178**	**25,420,466**	**65,269,954**
Liquidity GAP	**(9,840,242)**	**(6,508,659)**	**(1,749,213)**	**(1,114,153)**	**19,212,267**	

31.12.2007

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	More than 1 year	Total
ASSETS						
Cash and balances with Central Banks	3,228,742	2,552	1,408	2,137	28,773	3,263,612
Due from banks	2,573,667	130,342	80,716	134,673	590,298	3,509,696
Financial assets at fair value through profit or loss						
- Bonds	252,745				13,302	266,047
Derivative financial instruments	383,432					383,432
Loans and advances to customers	944,848	2,985,886	3,950,801	6,380,285	27,810,251	42,072,071
Investment securities						
- Bonds classified in available for sale	2,904,519				152,869	3,057,388
- Shares classified in available for sale	89,562				9,951	99,513
Investments in associates					5,320	5,320
Investment property					73,560	73,560
Property, plant and equipment					1,173,275	1,173,275
Goodwill and other intangible assets					134,497	134,497
Deferred tax assets					170,257	170,257
Other assets	7,581		14,415	158,230	205,450	385,676
Non-current assets held for sale					89,945	89,945
Total Assets	**10,385,096**	**3,118,780**	**4,047,340**	**6,675,325**	**30,457,748**	**54,684,289**
LIABILITIES						
Due to banks	2,938,843	849,253	140,094	32,714	476,832	4,437,736
Derivatives financial instrurments	384,139					384,139
Due to customers (including debt securities in issue)	7,470,658	3,010,010	1,710,240	1,884,253	20,589,997	34,665,158
Debt securities in issue held by institutional investors and other borrowed funds	457,103	9,859	12,576	698,538	8,011,221	9,189,297
Liabilities for current income tax and other taxes	50,533		101,880	6,384		158,797
Deferred tax liabilities					94,807	94,807
Employee defined benefit obligations					42,019	42,019
Other liabilities	1,131,238	54,098	33,521	64,493	40,204	1,323,554
Provisions					95,935	95,935
Liabiliteis related to assets held-for-sale	1,583					1,583
Total Liabilities	**12,434,097**	**3,923,220**	**1,998,311**	**2,686,382**	**29,351,015**	**50,393,025**
Total Equity					**4,291,264**	**4,291,264**
Total Liabilities and Equity	**12,434,097**	**3,923,220**	**1,998,311**	**2,686,382**	**33,642,279**	**54,684,289**
Liquidity GAP	**(2,049,001)**	**(804,440)**	**2,049,029**	**3,988,943**	**(3,184,531)**	

Cash flows arising from financial liabilities including derivative financial liabilities, are allocated into time bands according to their due date. Estimated interest payments are also included. Liabilities in foreign currency have been translated into Euro. Especially for derivatives, their outflows and inflows are estimated according to their contractual terms.

31.12.2008

	Total Balance Sheet	**Nominal in flows/(outflows)**					
		Less than 1 month	**2 to 3 months**	**4 to 6 months**	**7 to 12 months**	**More than 1 year**	**TOTAL**
Non-derivative Liabilities							
Due to Banks	8,963,796	(7,013,654)	(884,500)	(147,975)	(464,957)	(522,770)	(9,033,856)
Due to customers	42,546,777	(13,564,585)	(7,718,609)	(3,531,239)	(2,657,075)	(18,854,052)	(46,325,560)
Debt securities in issue held by institutional investors and other borrowed funds	7,241,185	(734,783)	(613,375)	(727,883)	(1,632,978)	(6,472,087)	(10,181,106)
Other liabilities	1,337,970	(965,366)	(71,577)	(60,690)	(61,182)	(179,155)	(1,337,970)
Derivatives held for liabilities fair value hedge	47,551						
- Outflows		(1,370)	(7,392)	(9,935)	(23,734)	(355,462)	(397,893)
- Inflows		946	9,015	8,404	22,287	423,027	463,679
Derivatives held for assets fair value hedge	242,103						
- Outflows				(47,341)	(20,198)	(1,251,662)	(1,319,201)
- Inflows		5,266	8,971	16,381	33,500	1,209,036	1,273,154
Derivatives held for trading	515,692						
- Outflows		(2,202,465)	(1,477,314)	(148,858)	(253,383)	(1,536,747)	(5,618,767)
- Inflows		2,113,739	1,386,812	132,291	233,112	1,573,501	5,439,455
Total	**60,895,074**	**(22,362,272)**	**(9,367,969)**	**(4,516,845)**	**(4,824,608)**	**(25,966,371)**	**(67,038,065)**
Off balance sheet items							
Unrecognized loans commitments		(1,051,615)					(1,051,615)
Financial guarantees		(96,144)	(40,233)	(25,747)	(60,109)	(135,479)	(357,712)
Total off balance sheet items		**(1,147,759)**	**(40,233)**	**(25,747)**	**(60,109)**	**(135,479)**	**(1,409,327)**

	31.12.2007						
	Total	Nominal in flows/(outflows)					
	Balance Sheet	Less than 1 month	2 to 3 months	4 to 6 months	7 to 12 months	More than 1 year	TOTAL
Non-derivative Liabilities							
Due to Banks	4,437,736	(2,942,944)	(860,877)	(151,698)	(47,796)	(521,779)	(4,525,094)
Due to customers	34,665,158	(7,902,917)	(2,964,211)	(1,775,079)	(2,054,059)	(20,291,945)	(34,988,211)
Debt securities in issue held by institutional investors and other borrowed funds	9,189,297	(445,475)	(123,272)	(118,009)	(880,748)	(11,011,239)	(12,578,743)
Other liabilities	1,323,554	(1,131,238)	(54,098)	(33,521)	(64,493)	(40,203)	(1,323,553)
Derivatives held for liabilities fair value hedge	103,670						
- Outflows		(2,618)	(14,647)	(6,575)	(19,459)	(811,865)	(855,164)
- Inflows		2,825	13,540	4,102	14,833	707,756	743,056
Derivatives held for assets fair value hedge	44,160						
- Outflows				(48,430)	(8,431)	(1,202,158)	(1,259,019)
- Inflows		7,810	5,839	13,598	27,061	1,158,024	1,212,332
Derivatives held for trading	236,309						
- Outflows		(2,196,887)	(304,231)	(258,690)	(133,733)	(864,133)	(3,757,674)
- Inflows		2,132,027	317,068	242,863	117,933	700,966	3,510,857
Total	**49,999,884**	**(12,479,417)**	**(3,984,889)**	**(2,131,439)**	**(3,048,892)**	**(32,176,576)**	**(53,821,213)**
Off balance sheet items							
Unrecognized loans commitments		(921,273)					(921,273)
Financial guarantees		(73,860)	(44,776)	(29,966)	(46,853)	(136,074)	(331,529)
Total off balance sheet items		**(995,133)**	**(44,776)**	**(29,966)**	**(46,853)**	**(136,074)**	**(1,252,802)**

42.4 Fair value of financial Assets and Liabilities

The table below presents the carrying amounts and the fair values of financial assets and liabilities which are not carried at fair value in the financial statements.

The fair value of loans is estimated based on the interbank market yield curves adjusted with the credit spread of loans.

The fair value of deposits is estimated based on the interbank market yield curves deducted with customers spread depending on form of the deposit.

Both loans and deposits future cash flows are discounted based on their duration and the respective interest rates.

	31.12.2008	
	Carrying amount	Fair value
ASSETS		
Loans and advances to customers	50,704,702	51,589,715
LIABILITIES		
Due to customers	42,546,777	42,696,404

For the remaining financial assets and liabilities which are carried at amortized cost the fair values are not substantially different from the carrying amount.

43. Capital management – capital adequacy

The policy of the Group is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

The dividend policy is always examined in order to achieve the best balance between the higher return for the shareholder and the security affected by the sound capital position.

Share capital increases are performed through shareholders meeting or Board of Directors decisions in accordance with articles of association or relevant laws.

Specifically, the Shareholders' General Meeting held on 6 June 2006 gave the authority to the Board of Directors for the period of four years to approve a share capital increase in accordance with Law 2190/1920 article 13.

The Group is allowed to purchase treasury shares based on the terms and conditions of law.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included as regulatory own-funds. The cost of these securities is lower than share capital and adds value to the shareholders.

The Bank's capital adequacy is monitored by the Bank of Greece, to which the Bank reports on a quarterly basis.

The minimum capital adequacy ratios (Tier I and capital adequacy ratio) which the Group must adhere to are established by decisions of the Governor of the Bank of Greece.

The calculation of capital adequacy from 1 January 2008 is determined under the new regulatory framework (Basel II), which have been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Group undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

	31.12.2008 Basel II	**31.12.2007 Basel I**
Tier I	8.3%	9.6%
Capital adequacy ratio Tier I + Tier II	**10.1%**	**12.5%**

Elements concerning the disclosure of regulatory information for capital adequacy and risk management (Basel II, Pilar III - P.D./BOG 2592/07) will be published in Bank's website.

44. Related party transactions

The Bank and the Group companies entered into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length and are approved by the Group's relevant committees.

a. The outstanding balances of the transactions with members of the Board of Directors, their close family members and the controlled by them entities are as follows:

	31.12.2008	31.12.2007
Assets		
Loans and advancwes to customers	172,472	39,951
Liabilities		
Due to customers	73,991	43,523
Debt securities in issue	20,096	9,009
Total	**94,087**	**52,532**
Letters of guarantee	21,392	83

	From 1 January to	
	31.12.2008	31.12.2007
Interest and similar income	10,295	477
Interest expense and similar charges	3,942	1,640

b. The outstanding balances with associates and the related results of these transactions are as follows:

	31.12.2008	31.12.2007
Assets		
Loans and advances to customers		277
Liabilities		
Due to customers	406	26

	From 1 January to	
	31.12.2008	31.12.2007
Income		
Interest and similar income	16	33
Expenses		
Interest expense and similar charges	2	
Other expenses	3,173	2,971

c. The Group Companies' Board of Directors and Executive General Managers' fees recorded in the income statement for 2008 amounted to €13,021 (31.12.2007: €26,554).

45. Acquisitions, disposals of subsidiaries and associates and other corporate events

a. According to Law 3606/2007, which incorporates in Greek Legislation the European's Parliament guidance MiFID (2004/2007) and after the relevant decision of the Extraordinary Shareholders' Meeting held on 14.12.2007 and the approval of the Ministry of Development on 11.2.2008, the name of Alpha Finance A.X.E.P.E.Y. was changed to Alpha Finance A.E.P.E.Y.

b. As at 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resort A.E., owner of Hilton Rhodes Resort to the Greek Hotel Company Lampsa S.A. and to Plaka S.A. by 50% respectively. The sale resulted in a gain of € 1.5 million for the Group.

c. On 31.3.2008 the subsidiary AEF European Capital Investments B.V. was liquidated. No profit or loss resulted from the liquidation.

d. On 4.4.2008 the Bank acquired 90% of the newly established Ukrainian Bank Astra Bank OJSC at a cost of € 10.9 million. The Bank agreed with the founders of Astra Bank that they will hold a stake up to 10% of the share capital and will remain as executive members of management.

e. On 22.4.2008 the Bank's subsidiary Alpha Ventures A.E. sold its shares in BIOMAGN AMETVE. From the sale resulted a gain amounting to € 328 thousand.

f. On 8 May 2008 the Bank participated in Alpha Bank Srbija A.D. share capital increase at the total amount of € 49.8 million.

g. On 9.5.2008 the subsidiary Alpha Ventures A.E. established the company Alpha Ventures Capital Management. Alpha Ventures Capital Management has the management of mutual fund of ALPHA-TANEO A.K.E.S., which was founded on 2.6.2008 and the Bank holds a 51% ownership interest.

h. On 21.5.2008 the Bank acquired 847 shares of APE Commercial Property. After the acquisition the Bank's interest in APE Commercial Property was 72.20%.

i. On 21.5.2008, the Group recognised its participation to associate EL.P.E.T. Balcan S.A. which was included in the consolidated financial statements under the equity method.

j. On 30.6.2008 the Bank participated in Astra Bank OJSC share capital increase at the total amount of € 126.4 million plus expenses. After this share capital increase the Bank's interest is 93.33%.

k. On 2.7.2008 Alpha Covered Bonds Plc was established in United Kingdom by the Bank (which has 100% ownership interest) with primary activity the issuance of covered bonds.

l. On 15.8.2008 the Bank sold its participation in "Anadolu Alpha Gayrimenkul Ticaret A.S." or 50% of the share capital, to the other shareholder of Anadolu Group. No profit or loss resulted from the sale.

m. On 29.9.2008 the wholly owned subsidiary of the Bank, Alpha Bank London Limited established in the United Kingdom the company ABL Holdings Jersey Limited. Alpha Bank London Limited transferred its participation in the subsidiary Alpha Asset Finance C.I.Limited to ABL Holdings Jersey Limited.

n. On 10 October 2008 Katalonica plc was established in United Kingdom by the Bank with primary activity the issuance of collaterized securities. The Company is a special purpose entity and is fully consolidated by the Bank as it serves specific Banks needs.

o. On 8 December 2008 the Bank participated in the share capital increase of Alpha Bank Romania by € 20 million.

p. On 18 December 2008 the Bank participated in the share capital increase of Efrimathia A.E. by € 990 thousands.

q. On 19 December 2008 the Bank sold its participation in Alpha Astika Akinita A.E. and Ionian Hotel Enterprises A.E. to the subsidiary Alpha Group Investments Ltd.

r. On 23 December 2008, Real Car A.E. was established in which Alpha Leasing A.E. has a 100% ownership interest.

s. On 29 December 2008 the Bank participated in the share capital increase of APE Commercial Property A.E. by € 3.8 million.

t. On 31 December 2008 the Bank participated in the share capital increase of APE Fixed Assets A.E. by € 3 million.

46. Events after the balance sheet date

1. Based on the approved by the general meeting of shareholders held on 3.4.2008 share buy back program, the Bank acquired during 1.1.2009 up to 16.2.2009 457,601 treasury shares at a cost of € 2,666 (or € 5.83 per share).

As at 16.2.2009 the Bank holds 6,140,959 tresury shares at a total cost of € 71,650 or 1.49% of its issued share capital.

2. On 16 December 2008, the Board of Director has decided the Bank's participation, proportionally, to the regulations of law 3723/2008 enhancing economy's liquiding to address the impact of credit crunch.

In this context, on 12 January 2009 in the Bank's extraordinary General Meeting of Shareholders approved:

- The share capital increase of the Bank amounting up to € 950 million in accordance with to Law 3723/2008 requirements, with abolition of preference right of existing Shareholders (where applicable), and by issuing and distributing new preferred shares without voting right, tangible and redeemable shares. Delegation to the Board of Directors in order to specify the terms (issuance) of preferred shares. The amendment of the Article 5 of the Bank's article of Incorporation for the purpose of increasing the share capital and to adjust to the regulations of Law 3723/2008.
- The change in the number of members of the Board of Directors of the Bank and amending Article 7 of the Article of Incorporation.
- The election of the Greek government representative, as a new member of the Board of Directors in accordance with Law 3723/2008 and subject to the option of Greek government participation in the Bank's share capital.

3. On 17.2.2009 was completed successfully the securitization of part of Bank's bonds portfolio amounting to € 1.25 billion, through a special purpose entity Talanto Plc. A part of the bonds which have received a A1 rating from the Moody's credit rating agency amounts to € 811 million is accepted by the European Central Bank as collateral for refinancing operations.

4. The Board of Directors' intention was to propose a cash dividend for the year 2008, as per the provisions of Law 3723/2008. However, in light of the forthcoming legislative amendments regarding the distribution of dividend, the Board of Directors will suspend any decision on the distribution of dividend until the Annual General Meeting of Shareholders, by which time it expects to be in a position to formulate its final proposal.

Athens, 24 February 2009

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos	Demetrios P. Mantzounis	Marinos S. Yannopoulos	George N. Kontos
I.D. No. X 661480	I.D. No. I 166670	I.D. No. N 308546	I.D. No. AB 522299

KPMG
Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR – 153 42 Athens
Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
APMAE29527/01AT/B/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Independent Auditors' Report
(Translated from the original in Greek)

To the Shareholders of
ALPHA BANK A.E.

Report on the Financial Statements

We have audited the accompanying Financial Statements of ALPHA BANK A.E. (the "Bank") which comprise the balance sheet as at 31 December 2008, and the statements of income , changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these Financial Statements in accordance with International Financial Reporting Standards, as adopted by the European Union. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these Financial Statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Financial Statements give a true and fair view, of the financial position of the Bank as of 31 December 2008, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union.

Athens, 24 February 2009

KPMG Certified Auditors AE

Marios T. Kyriacou	Nick Vouniseas
Certified Auditor Accountant	Certified Auditor Accountant
AM SOEL 11121	AM SOEL 18701

BANK FINANCIAL STATEMENTS

Income Statement

	Note	31.12.2008	31.12.2007
		(Thousands of Euro)	
		From 1 January to	
Interest and similar income	2	4,118,961	3,106,845
Interest expense and similar charges	2	(2,768,455)	(1,879,187)
Net interest income	2	1,350,506	1,227,658
Fee and commission income		346,494	349,399
Commission expense		(29,418)	(27,480)
Net fee and commission income	3	317,076	321,919
Dividend income	4	74,937	45,462
Gains less losses from financial transactions	5	(20,584)	(42,833)
Other income	6	21,138	34,878
		75,491	37,507
Total income		**1,743,073**	**1,587,084**
Staff costs	7	(429,213)	(386,694)
General administrative expenses	8	(362,411)	(338,490)
Depreciation and amortization expenses	19, 20, 21	(57,592)	(51,186)
Other expenses		(3,072)	(2,486)
Total expenses		**(852,288)**	**(778,856)**
Impairment losses and provisions for credit risk	9	(495,382)	(194,587)
Profit before tax		**395,403**	**613,641**
Income tax	10	(61,165)	(156,635)
Profit after tax		**334,238**	**457,006**
Earnings per share:	11		
Basic earnings per share (€)		0.82	1.13
Diluted earnings per share (€)		0.82	1.12

The attached notes (pages 112 to 180) form an integral part of these financial statements.

Balance Sheet

(Thousands of Euro)

	Note	31.12.2008	31.12.2007
ASSETS			
Cash and balances with Central Banks	12	1,724,081	1,650,327
Due from banks	13	8,420,793	7,349,675
Financial assets at fair value through profit or loss-Held for trading	14	86,880	264,788
Derivative financial assets	15	494,386	384,466
Loans and advances to customers	16	42,189,278	35,267,874
Investment securities	17		
- Available-for-sale		6,033,897	6,300,377
- Held to maturity		4,488,709	
Investments in subsidiaries, associates and joint ventures	18	1,750,902	1,626,100
Investment property	19	42,195	42,370
Property, plant and equipment	20	649,452	603,831
Goodwill and other intangible assets	21	68,723	55,836
Deferred tax assets	22	316,069	158,160
Other assets	23	419,526	280,626
		66,684,891	53,984,430
Non-current assets held for sale	24	53,283	54,706
Total Assets		**66,738,174**	**54,039,136**
LIABILITIES			
Due to banks	25	10,883,969	5,637,562
Derivative financial liabilities	15	804,172	383,129
Due to customers	26	33,816,094	23,334,888
Debt securities in issue and other borrowed funds	27	17,395,646	20,521,976
Liabilities for current income tax and other taxes	28	97,855	127,863
Deferred tax liabilities	22	158,212	82,960
Employee defined benefit obligations	29		3,733
Other liabilities	30	1,204,462	1,159,012
Provisions	31	8,415	47,796
Total Liabilities		**64,368,825**	**51,298,919**
EQUITY			
Share capital	32	1,931,590	1,602,809
Share premium	33		184,033
Reserves	34	165,848	333,892
Retained earnings	35	340,896	619,483
Treasury shares	36	(68,985)	
Total Equity		**2,369,349**	**2,740,217**
Total Liabilities and Equity		**66,738,174**	**54,039,136**

The attached notes (pages 112 to 180) form an integral part of these financial statements.

Statement of Changes in Equity

(Thousands of Euro)

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2007		**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Changes in equity for the period 1.1 – 31.12.2007							
Net change in fair value of available-for-sale securities				(48,196)			(48,196)
Net change in fair value of available-for- sale securities transferred to profit or loss from sales				126,825			126,825
Foreign currency translation differences for foreign operations					200		200
Net income recognized directly in equity				78,629	200		78,829
Profit for the period, after income tax					457,006		457,006
Total				**78,629**	**457,206**		**535,835**
Purchase of treasury shares						(329,189)	(329,189)
Sale of treasury shares					(2,999)	343,654	340,655
Dividends distributed					(304,421)		(304,421)
Appropriation to reserves				53,400	(53,400)		
Recognition of employee share options				19,487			19,487
Exercise of employee share options			25,477	(25,477)			
Issue of new shares due to share options exercise		11,523	30,595				42,118
Other					(104)		(104)
Balance 31.12.2007		**1,602,809**	**184,033**	**333,892**	**619,483**		**2,740,217**

The attached notes (pages 112 to 180) form an integral part of these financial statements.

Statement of Changes in Equity

(Thousands of Euro)

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2008		**1,602,809**	**184,033**	**333,892**	**619,483**		**2,740,217**
Changes in equity for the period 1.1 - 31.12.2008							
Net change in fair value of available-for-sale securities (after tax)				(247,883)			(247,883)
Net change in fair value of available-for-sale securities transferred to profit or loss				33,739			33,739
Foreign currency translation differences for foreign operations					(130)		(130)
Net income recognized directly in equity				(214,144)	(130)		(214,274)
Profit for the period after income tax					334,238		334,238
Total				**(214,144)**	**334,108**		**119,964**
Purchase of treasury shares	36					(410,390)	(410,390)
Sale of treasury shares	36				(54,291)	341,405	287,114
Share capital increase by capitalization of share premium and retained earnings	32,33,34	328,781	(184,033)		(144,748)		
Expenses relating to the share capital increase					(2,204)		(2,204)
Dividends distributed	35				(362,199)		(362,199)
Appropriation to reserves	34			46,100	(46,100)		
Other					(3,153)		(3,153)
Balance 31.12.2008		**1,931,590**		**165,848**	**340,896**	**(68,985)**	**2,369,349**

The attached notes (pages 112 to 180) form an integral part of these financial statements.

Cash Flow Statement

	Note	From 1 January to 31.12.2008	31.12.2007
		(Thousands of Euro)	
Cash flows from operating activities			
Profit before income tax		395,403	613,641
Adjustments for:			
Depreciation of property, plant and equipment	19,20	35,393	33,355
Amortization of intangible assets	21	22,199	17,831
Impairment losses from loans and provisions		515,105	205,733
Other adjustments			19,487
(Gains)/losses from investing activities		(138,148)	57,547
(Gains)/losses from financing activities		190,159	115,678
		1,020,111	**1,063,272**
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(962,676)	(1,589,718)
Financial assets at fair value through profit or loss and derivative financial assets		67,988	(48,481)
Loans and advances to customers		(7,508,784)	(7,202,283)
Other assets		(138,900)	(1,611)
Net increase/(decrease) in liabilities relating to operating activities:			
Due to banks		5,246,407	(1,584,555)
Derivative financial liabilities		421,044	156,905
Due to customers		7,638,987	7,984,035
Other liabilities		90,179	(11,747)
Net cash from operating activities before taxes		5,874,356	(1,234,183)
Income taxes and other taxes paid		(101,736)	(86,412)
Net cash flows from operating activities		**5,772,620**	**(1,320,595)**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(235,758)	(28,325)
Proceeds from sale of subsidiaries, associates and joint ventures		195,721	1,136
Dividends received	4	74,937	45,462
Purchase of property, plant and equipment		(133,172)	(98,649)
Disposal of property, plant and equipment		25,556	27,897
Net (increase)/decrease in investment securities		(4,556,655)	1,133,696
Net cash flows from investing activities		**(4,629,371)**	**1,081,217**
Cash flows from financing activities			
Share capital increase from share options exercise			42,118
Expenses relating to the share capital increase		(2,204)	
(Purchases)/sales of treasury shares		(122,140)	11,466
Dividends paid		(360,538)	(302,474)
Proceeds from the issue of debt securities and other borrowed funds			677,038
Repayment of debt securities and other borrowed funds		(477,410)	(440,749)
Net cash flows from financing activities		**(962,292)**	**(12,601)**
Effect of exchange rate fluctuations on cash and cash equivalents		**1,239**	**500**
Net increase/(decrease) in cash and cash equivalents		182,196	(251,479)
Cash and cash equivalents at the beginning of the year	12	**4,356,928**	**4,608,407**
Cash and cash equivalents at the end of the year	12	**4,539,124**	**4,356,928**

The attached notes (pages 112 to 180) form an integral part of these financial statements.

Notes to the Financial Statements

GENERAL INFORMATION

The Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. Its registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by the General Meeting of Shareholders.

In accordance with article 4 of the Articles of Incorporation, the Bank's objective is to engage, on its own account or on behalf of third parties, in Greece and abroad, independently or collectively, including joint ventures with third parites, in any and all (main and secondary) operations, activities, transactions and services allowed to credit institutions, in conformity with whatever rules and regulations (domestic, Community, foreign) may be in force each time. In order to serve this objective, the Bank may perform any kind of action, operation or transaction which, directly or indirectly, is pertinent, complementary or auxiliary to the purposes mentioned above.

The term of the Board of Directors, elected by the Shareholders at the General Meeting of 19 April 2005, ends in 2010.

The General Meeting of Shareholders on 3 April 2008 approved the resolution to increase the number of the Directors from 14 to 15, as set out in the Bank's Articles of Incorporation and elected Mrs. Ioanna E. Papadopoulou as a non-executive member. It also elected Mr. Minas G. Tanes and Mr. George E. Agouridis as non-executive independent members. The Board of Directors as at 31 December 2008 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Independent Member)
Minas G. Tanes***

EXECUTIVE MEMBERS

MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas*
Nicholaos I. Manessis **
Ioanna E. Papadopoulou

NON-EXECUTIVE INDEPENDENT MEMBERS
George E. Agouridis *
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */***
Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* *Member of the Audit Committee*
** *Member of the Remuneration Committee*
*** *Member of the Risk Management Committee*

The certified auditors of the semi-annual and year end financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou
	Nick E. Vouniseas
Substitute Auditors:	Charalambos G. Sirounis
	Nikolaos Ch. Tsiboukas

of KPMG Certified Auditors A.E.

The Bank's shares are listed in the Athens Stock Exchange since 1925. As at 31 December 2008 Alpha Bank was ranked sixth in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the listing in Greece, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 31 December 2008 the Bank has 410,976,652 shares in issue.

During 2008, the shares' liquidity amounted to an average 1,422,261 shares per day. The credit rating of the Bank is evaluated by three international credit rating agencies (Standard & Poor's: BBB+, Moody's: A2, Fitch Ratings: A-).

The financial statements have been approved by the Board of Directors on 24 February 2009

ACCOUNTING POLICIES APPLIED

1.1 Basis of presentation

These financial statements relate to the fiscal year 1 January 2008 to 31 December 2008 and they have been prepared:

a) In accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union in accordance with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002 and

b) Based on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The estimates and judgments applied in preparing the financial statements are based on historical information and assumptions which at present are considered appropriate.

The estimates and assumptions are reviewed on an ongoing basis to take into account current conditions, and the effect of any revisions are recognized in the period in which the estimate is revised.

The accounting policies, applied by the Bank in the financial statements as at 31 December 2008, are the same as those applied in the financial statements for the year ended 31 December 2007 after taking into account the amendments and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union which are effective for annual periods beginning on or after 1.1.2008:

- **Amendment of International Accounting Standard 39** «Financial Instruments: Recognition and Measurement» and the **International Financial Reporting Standard 7** «Financial Instruments: Disclosures» regarding to the reclassification of financial assets (Regulation 1004/15.10.2008).

  This amendment, issued on 13 October 2008, allows under certain conditions, the reclassification of certain financial assets to other categories with different measurement rules than those of the category in which the financial assets where classified upon initial recognition. This reclassification can be applied retrospectively from 1 July 2008. The Bank made use of this amendment and the impact on the financial statements is set out to in note 16

- **Interpretation 11** «IFRS 2 – Group and treasury share transactions» (Regulation 611/1.6.2007)

  The adoption of this interpretation did not have a substantial impact on the Bank's financial statements.

- **Interpretation 14** «IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction» (Regulation 1263/16.12.2008)

  This interpretation defines when a surplus in defined benefit plan can be recognized as an asset and to what extent the recognition is limited by any obligation to fund benefit that will accrue in the future.

  The adoption of this interpretation did not have a substantial impact on the Bank's financial statements.

Apart from the above Standards and Interpretations, the European Union adopted the following standards and interpretations, which are effective for annual periods beginning after 1.1.2008 and which have not been early adopted by the Bank.

- **International Financial Reporting Standard 8** «Operating Segments» (Regulation 1358/21.11.2007)

  Effective for annual periods beginning on or after 1.1.2009

  This standard replaces IAS 14 «Segment reporting». Its adoption by the European Union and by the Bank will have an impact on the Bank's disclosures relating to operating segments.

- **Amendment of International Accounting Standard 23** «Borrowing costs» (Regulation 1260/10.12.2008)

  Effective for annual periods beginning on or after 1.1.2009

  On 29 March 2007, the Board issued the revised IAS 23, which removes the option to expense borrowing costs directly attributable to the acquisition of assets that have a substantial period of time to be ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

  Its adoption will not have a substantial impact on Bank's financial statements.

- **Amendment of International Financial Reporting Standard 2** «Share based payements» (Regulation 1261/16.12.2008)

  Effective for annual periods beginning on or after 1.1.2009

  This amendment issued on 17 January 2008 clarifies that the vesting conditions are distinguished to:

  i. Service conditions which are further distinguished to:

  • vesting conditions that require to complete a specified period of service and

  • conditions that require performance targets

  ii. Conditions that are not connected to service.

  In addition, for each of the above categories the amendment defines when non-vesting conditions are taken into account in measuring the grant date fair value of the share-based payment as well as the respective accounting treatment. The adoption of this standard by the European Union and the Bank, is not expected to have a significant impact on the financial statement.

- **Amendment of International Accounting Standard 1** «Presentation of financial statements» (Regulation 1274/17.12.2008)

  Effective for annual periods beginning on or after 1.1.2009

  On 6 September 2007, the Board published the revised version of IAS 1. The most significant changes are the following:

  i. Introduction of a statement of comprehensive income. This statement includes the profit or loss of the period and all non-owner changes in equity. Entities may present a separate income statement, but all non-owner changes in equity must be presented in an additional statement.

  ii. The statement of changes in equity, will include transactions between the entity and the equity holders.

  iii. In the instances where a new accounting standard is retrospectively implemented or items are restated, the comparative figures must include the opening and closing balance sheet of the prior year.

  The adoption of this Standard by the European Union and the Bank will affect the presentation of financial statements.

- **Amendment of International Accounting Standard 32** – «Financial instruments: Presentation» and IAS 1 «Presentation of Financial Statements» (Regulation 53/21.1.2009)

  Effective for annual periods beginning on or after 1.1.2009

  With the implementation of the above amendment, issued on 14 February 2008, financial instruments that give the holder of the financial instrument the right to require the issuer to repurchase or repay the financial instruments may be classified as equity if certain conditions are met. A similar classification, under certain condition, is also possible for financial instruments where the holder is entitled to a pro-rata share of the net assets of the entity only on liquidation. This amendment requires additional disclosures on the financial statements.

  The Bank is examining whether there will be an impact from the adoption of the above amendment in the financial statements.

- **Amendment of International Accounting Standard 27** «Consolidated and Separate Financial Statements» and **International Financial Reporting Standard 1** «First Time Adoption of International Financial Reporting Standards» regarding the cost of an investment in a subsidiary, associate and jointly controlled entity.
  Effective for annual periods beginning on or after 1.1.2009 (Regulation 69/23.1.2009).

  With this amendment, issued by the Council on 22 May 2008, the cost of an investment in a subsidiary, associate or joint venture in the investor's separate financial statements will not be adjusted for distributions of profits relating to periods prior to acquisition. These profit appropriations will be accounted in income statement as dividend income. This amendment also made changes to IAS 36 - Impairment of Assets, where indications of impairment on investments were included, based on the effect of dividend distribution on equity.

  With regard to the first time adopters of IFRS and in order to facilitate the issuance of financial statements, options are given on the cost measurement of an investment in a subsidiary, associate and jointly controlled entity based on either their fair value at the date of transition or the previous GAAP carrying amount.

  The amendment will make changes in accounting policies for recognition of dividend's income and determination of the cost of acquisition of Bank's investments.

- **Interpretation 13** «Customer loyalty programs» (Regulation 1262/16.12.2008)

  Effective for annual periods beginning on or after 1.7.2008

  This interpretation, issued on 28 June 2007, addresses the accounting of customer loyalty programs offered by entities to customers as an incentive to increase sales or revenues. In particular, it states that the value of credits awarded to customers must be separated from the initial sale and be recognized as revenue when the credits are redeemed. In cases where the entity collects amounts on behalf of third parties who grant reward points to the entity's customers, these should be accounted for a liability to third parties.

  The adoption of this interpretation is not expected to have a significant impact on the Bank's financial statements.

- **Improvements to International Accounting Standards** (Regulation 70/23.1.2009)

  As part of the improvements project the International Accounting Standards Board issued on 22 May 2008, certain non urgent but necessary amendments to various standards. The majority of these are effective for annual periods beginning on or after 1.1.2009.

  The adoption of these improvements is not expected to have a significant impact on the Bank's financial statements.

In addition, the International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union and they have not also been early adopted by the Bank.

- **Amendment of International Accounting Standard 27** – «Consolidated and Separate Financial Statements» and **International Financial Reporting Standard 3** «Business combination»
  Effective for annual period beginning on or after 1.7.2009

  The main changes from the amended standards issued on 10 January 2008, are summarized as follows:

  i. In circumstances where changes in ownership interests of subsidiaries after control is obtained or the loss of control, the value of the investment existed prior to the change of ownership interest or the remaining ownership interest, should be measured at fair value with changes recognized in profit and loss account.

  ii. Upon initial recognition non-controlling interest might be measured at fair value. In addition non-controlling interest should absorb the total losses incurred attributable to their interest.

  iii. Any contingent consideration of an entity is recognized as a liability and measured at fair value.

  iv. Costs incurred by the acquirer are not included in the cost of a business combination but are expensed.

  Finally, changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

- **Amendment of International Financial Reporting Standard 1** «First time adoption of International Financial Reporting Standards»
  Effective for annual periods beginning on or after 1.7.2009.
  On 27 November 2008 published a revised edition with a change in the structure of this standard. The purpose of this change was to improve information and to facilitate implementation of future amedments. This revised edition does not apply to the Bank's financial statements.

- **Amendment of International Accounting Standard 39** «Financial Instruments: Recognition and Measurement» concerning eligible hedged items.
  Effective for annual periods beginning on or after 1.7.2009.
  This amendment issued on 31 July 2008 provides clarifications regarding the application of hedge accounting. It is clarified that as hedged items in fair value hedge or cash flow hedge can be defined as:
  - The partial change in fair value or cash flows of financial instruments
  - The change in cash flows related to inflation (under conditions)
  - The increase or decrease of cash flow or fair value in relation to a specific reference value (one-sided risk).

  The Bank is examining whether there will be an impact from the adoption of the above interpretation in the financial statements.

- **Interpretation 12** «Service concession arrangements»
  Effective for annual periods beginning on or after 1.1.2008
  The interpretation issued on 30 November 2006, clarifies issues relating to the recognition and valuation of assets arising from service concession agreements of public infrastructure. This interpretation does not apply in Bank's activities.

- **Interpretation 15** «Agreements for the construction of real estate»
  Effective for annual periods beginning on or after 1.1.2009
  This interpretation issued on 3 July 2008 provides guidance as how to determine whether an agreement for the construction of real estate or agreements with buyers before the completion of real estate construction is within the scope of IAS 11 (construction contracts) or IAS 18 Revenue (as contracts to provide services or sell goods).
  The adoption of this interpretation will have no impact on the financial statements since it does not apply to the Bank.

- **Interpretation 16** «Hedges of a net investment in a foreign operation»
  Effective for annual periods beginning on or after 1.10.2008.
  This interpretation, issued on 3 July 2008, provides clarifications on in the application of hedge accounting of the net investment in a foreign operation which has different functional currency from that of the parent.
  This interpretation applies to the Bank's consolidated financial statements.

- **Interpretation 17** «Distribution of non-cash assets to owners»
  Effective for annual periods beginning on or after 1.7.2009
  This interpretation, issued on 27 November 2008, provides guidance to an entity in order to recognize and subsequent measure a liability arising from the distribution of non-cash assets to owners. The Bank is in the process of evaluating the potential effects of this interpretation.

- **Interpretation 18** «Transfer of assets from customers»
  Effective for annual periods beginning on or after 1.7.2009

  This interpretation, issued on 29 January 2009, clarifies the accounting treatment for agreements under which an entity receives from a customer an item of property, plant and equipment that the entity must then use to serve conventional obligations to them. The interpretation applies also, in cases where the entity receives cash from customers to construct or to buy an item of property, plant and equipment to be used as defined above. This interpretation does not apply in Bank activities.

1.2 Segment reporting

The Bank after considering the present management and reporting structure, and that the majority of its income arises from activities in Greece decided that:

a. the primary reporting format are the following business segments:

- Retail
- Corporate Banking
- Asset Management/Insurance
- Investment Banking/Treasury
- South Eastern Europe
- Other

b. the following geographical segments are the secondary reporting format:

- Greece
- Other countries

Detailed information relating to business and geographical segments is presented in note 38.

1.3 Transactions in foreign currency and translation of foreign operations

a. Transactions in foreign currency

The financial statements are presented in Euro, which is the functional currency and the currency of the country of incorporation of the Bank.

Items included in the financial statements of each of the foreign branches are measured at the functional currency of each branch which is the currency of the country of incorporation in which the branch operates or the currency used for the majority of transactions held.

Transactions in foreign currencies are translated to the functional currency at the closing exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the closing exchange rate at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling at initial recognition, except for non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and they are recognized in the income statement or recorded directly in shareholders' equity depending on the classification of the non-monetary item.

b. Translation of foreign operations

The results and financial position of all foreign branches that have a functional currency that is different from the presentation currency of Bank's financial statements are translated as follows:

i. Assets and liabilities are translated to Euro at the closing rate applicable on the balance sheet date. The comparative figures presented are translated to Euro at the closing rate at the respective date of the comparative balance sheet.

ii. Income and expense items are translated to Euro at average exchange rates applicable for each period presented.

The resulting exchange differences from the above translation and those arising from other monetary items designated as a part of the net investment in a foreign entity are recorded in equity. These translation differences are recognized in the income statement when a foreign entity is sold.

1.4 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents consist of:

a Cash on hand

b Non-restricted placements with Central Banks

c. Short-term balances due from banks

Short-term balances due from banks are amounts that mature within three months of the balance sheet date.

1.5 Classification and measurement of financial assets

Initial recognition

The Bank, upon initial recognition measures financial assets at fair value plus, in case of securities not at fair value through profit or loss, incremental direct transaction costs.

Subsequent measurement

The Bank classifies its financial assets as:

- Loans and receivables
- Held-to-maturity investments
- Financial assets at fair value through profit or loss
- Available-for-sale financial assets

For each of the above classifications the following is applicable:

a) Loans and receivables

Included in this category are:

i. loans to customers

ii. amounts paid for a portion or total acquisition of bonds issued by customers that are not quoted in an active market.

iii. all receivables from customers, banks etc.

This category is measured at amortized cost.

b) Held-to-maturity

Held-to-maturity investments are financial assets that the Bank has the positive intent and ability to hold to maturity.

In this category, the Bank has included bonds and other debt securities with fixed maturity and fixed or determinable cash flows.

This category is carried at amortized cost.

c) Financial assets at fair value through profit or loss

Financial assets included in this category are:

i. Financial assets acquired principally for the purpose of selling in the near term for short term profit.

The Bank has included in this category fixed rate Greek Government bonds and treasury bills, except for certain specific issues, for which different decisions have been taken, and a limited number of shares and corporate loans.

ii. The Bank, at initial recognition, designates these financial assets at fair value and recognizes changes in the fair value in the income statement.

This classification is used in the following circumstances:

• When management monitors and manages the financial instruments on a fair value basis in accordance with a documented risk management or investment strategy.

• When the designation eliminates an accounting mismatch which would otherwise arise from measuring financial assets and liabilities on a different basis (i.e. amortized cost) in relation to another financial asset or liability (i.e. derivatives which are measured at fair value through the profit or loss).

• When the financial instrument contains an embedded derivative that significantly modifies the cash flows.

The Bank, has not classified financial assets at fair value through profit or loss.

d) Available-for-sale

Available-for-sale financial assets are investments that have not been classified in any of the previous categories.

The Bank has included in this category:

i. Variable debt securities and interest rate bonds

ii. Certain issues of fixed rate Greek Government bonds, for which a specific decision has been taken, and fixed rate bonds of other issuers

iii. Shares

iv. Mutual fund units

This category is measured at fair value. Changes in fair value are recognized directly in equity until the financial asset is sold or impaired whereupon the cumulative gains and losses previously recognized in equity are recognized in profit or loss. The financial assets included in this category are reviewed at each balance sheet date to determine whether there is any indication of impairment. When a subsequent event causes the impairment loss on an available-for-sale debt security to decrease, the impairment loss is reversed through profit or loss. An impairment loss is reversed through the profit or loss if it can be objectively related to an event occurring after the impairment loss was recognized. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in equity.
The measurement principles noted above are not applicable when a specific financial asset is the hedged item in a hedging relationship, in which case the principles set out in note 1.6 apply.

Reclassification of financial assets

Reclassification of non-derivative financial assets is permitted as follows:

i. Reclassification out of the held-for-trading category to the loans and receivable category, investments held to maturity category or available-for-sale category is permitted only in rare circumstances and the financial assets are no longer held for sale in the foreseeable future.

ii. Reclassification out of held-for-trading category to either loans and receivables, or available-for-sale is permitted only if the financial assets meet the definition of loans and receivables and there is the intention to hold them for the foreseeable future or until maturity.

iii. Reclassification out of available-for-sale category to the loans and receivables category, is permitted for financial assets that would have met the definition of loans and receivables and the entity has the intent to hold the financial asset for the foreseeable future or until maturity.

iv. Reclassification out of available-for-sale category to the held to maturity category, is permitted for financial assets that meet the relevant characteristics and the entity has the intent and ability to hold that financial asset until maturity.

Reclassification out of the held-to-maturity category to other categories is not permitted. Any sale or reclassification of a more than insignificant amount of held-to-maturity investment would result in the reclassification of all held-to-maturity investments as available-for-sale, and also this would result in a prevention from classifying securities as held-for-maturity for the current and the following two financial years. The Bank has reclassified certain financial assets which is analysed in notes 16 and 17.

Derecognition

The Bank derecognizes financial assets when:

• the cash flows from the financial assets expire.

• when it transfers the contractual right to receive the cash flows of the financial asset and at the same time it transfers both risks and rewards of ownership.

• when loans or investments in securities are no longer recoverable and consequently written off.

In the case of transactions, where despite the transfer of the contractual right to recover the cash flows from financial assets, both the risk and rewards remain with the Bank no derecognition of these financial assets occurs. The amount received by the transfer is recognized as a financial liability. The accounting practises followed by the Bank in such transactions are discussed further in notes 1.19 and 1.20.

In the case of transactions, whereby the Bank neither maintains or transfers risks and rewards of the financial assets, but retains control they are recognized, to the extent if the Bank's continuing involvement. If the Bank does not retain control of assets then their derecognition occurs, and in their position, it recognizes, distinctively, the assets and liabilities which are created or retained during the transfer. No such transactions occurred upon balance sheet date.

1.6 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a minimal or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rate, index or other variable).

All derivatives are recognized as assets when their fair value is positive, and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are measured at fair value irrespective of the purpose for which they have been transacted.

In the cases when derivatives are embedded in other financial instruments, such as bonds, loans, deposits, borrowed funds etc and the host contract is not itself carried at fair value through profit or loss then they are accounted for as separate derivatives when the derivative is not closely related to the host contract. These embedded derivatives are measured at fair value and are recognized as derivative assets or liabilities.

In the cases where derivatives embedded in financial instruments have been designated at fair value through profit or loss, the changes in the fair value of the derivative is included in the fair value change of the combined instrument and recognized in gains less losses on financial transactions.

The Bank uses derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).

In addition the Bank uses derivatives for trading purposes to exploit short-term market fluctuations, within the Bank risk level set by the Asset-Liability Committee (ALCO).

Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions.

When the Bank uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

We emphasize the following:

a. Synthetic Swaps

The Bank, in order to increase the return on deposits to selected customers, uses synthetic swaps.

This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure.

The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and other gains less losses on financial transactions.

b. FX Swaps

These types of swaps are entered into primarily to hedge the exposures arising from customer loans and deposits.

As there is no documentation to support hedge accounting they are accounted for as trading instruments.

The result arising from these derivatives is recognized as interest, foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and other gains less losses on financial transactions.

Hedge accounting

Hedge accounting establishes the valuation rules to offset the gain or loss of the fair value of a hedging instrument and a hedged item which would not have been possible if the normal measurement principles were applied.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on a on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated at each reporting date.

a. Fair value hedge

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged. Changes in the fair value of both the hedging instrument and the hedged item in respect of the specific risk being hedged are recognized in the income statement.

When the hedge relationship no longer exists, the hedged items are re-measured based on the classification and valuation principles set out in notes 1.5 and 1.15. Specifically any adjustment up to the point of hedge effectiveness relationship, to a hedged item for which the effective interest method is used, is amortized to interest income or expense as part of the recalculated effective interest rate of the item over its remaining life.

The Bank uses interest rate swaps (IRS's) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits. In addition the Bank uses foreign exchange derivatives to hedge foreign exchange risks arising from investments in subsidiaries.

b. Cash flow hedge

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective portion is recognized in profit or loss. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

c. Hedges of net investment in a foreign operation

The accounting for hedge of a net investment in a foreign operation is similar to cash flow hedge accounting. Upon disposal of the foreign operation or in cases where the hedge relationship no longer exists the cumulative gain or loss recognized in equity is reversed and recognized in profit or loss

1.7 Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are carried at cost, plus any expenses directly attributable to the acquisition less impairment losses.

Dividends received relating to post-acquisition profits are recorded in the income statement, as dividend income.

Dividend income is recognized when the right to receive income is established, which is when the decision to this effect has been taken by the shareholders' general meeting.

Amounts received from accumulated earnings before the acquisition date are considered as a return of capital and reduces the cost of the investment.

1.8 Property, plant and equipment

This caption includes: land, buildings for use by the branches or for administrative purposes, additions and improvements of leased fixed assets and equipment.

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Expenditure directly attributable to the acquisition of an asset is included as part of its cost.

Subsequent expenditure is recognized in the carrying amount of the item when it increases future economic benefits. Expenditure on repairs and maintenance is recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight line basis over the estimated useful lives of property, plant and equipment.

The estimated useful lives are as follows:

- Buildings: 33 years.
- Additions to leased fixed assets and improvements: duration of the lease.
- Equipment and vehicles: 4 to 20 years.

Land is not depreciated.

Residual values of property and equipment and useful lives are reassessed and adjusted, if necessary, at each reporting date.

Property, plant and equipment are reviewed at each reporting date to determine whether there is an indication of impairment and if they are impaired the carrying amount is adjusted to its recoverable amount with the difference recorded in profit or loss.

Gains and losses from the sale of property and equipment are recognized in profit or loss.

1.9 Investment property

The Bank includes in this category buildings or a portion of buildings together with the respective portion of the land that is held to earn rental income.

Investment property is measured at cost, which includes all expenditures directly attributable to the acquisition, less accumulated depreciation and impairment losses.

Expenditure on repairs and maintenance is recognized in profit or loss as incurred.

The estimated useful lives, over which depreciation is calculated using the straight line method, are the same as those applied to property, plant and equipment.

1.10 Goodwill and other intangible assets

The Bank has included in this category:

a) Software, which is carried at cost less accumulated amortization. Amortization is charged over the estimated useful life, which the Bank has estimated between 3 to 4 years. Expenditure incurred to maintain software programs is recognized in the income statement as incurred.

b) Brand names and banking rights which are carried at cost less accumulated amortization. Amortization is charged over the estimated useful life, which the Bank has estimated at 5 years.

Intangible assets are measured at cost less accumulated amortization, excluding those with indefinite useful life, which are not amortized. All intangible assets are subject to an impairment test.

For intangible assets no residual value is estimated.

1.11 Leases

The Bank enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases.

All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Bank is the lessor

i. Finance leases:

For finance leases where the Bank is the lessor the aggregate amount of lease payments is recognized as loans and advances.

The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.

The lease rentals received decrease the aggregate amount of lease payments and finance income is recognized on an accrual basis.

The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.12.

ii. Operating leases:

When the Bank is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized as other income on an accrual basis.

b) When the Bank is the lessee

i. Finance leases:

For finance leases, where the Bank is the lessee, the leased asset is recognized as property, plant and equipment and a respective liability is recognized in other liabilities.

At the commencement of the lease the leased asset and liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Bank's borrowing rate for similar financing.

Subsequent to initial recognition the leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life of the leased asset and the Bank is not expected to obtain ownership at the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Bank as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.12 Impairment losses on loans and advances

The Bank assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically, the steps performed are the following:

a) Establishement of events that provide objective evidence that a loan is impaired (trigger events)

The loans and advances with payment of interest or principal overdue by more than 90 days represents the majority of the loans which are tested for impairment.

In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:

i. procedures for forced recovery and settlement of debts, with more burdensome conditions on the Bank, have been initiated or

ii. the Bank has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b) The criteria of assessment on an individual or collective basis

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

More specifically the separation point for the Bank is the amount of € 1 million

In determining the amount numerous factors are considered such as the composition of the loan portfolio, the specific circumstances of the market and experience obtained from the management of the portfolio.

c) Establishment of groups of assets with similar risk characteristics

In those instances whereby based on the amount outstanding the assessment of impairment is performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:

i. buckets arising from ageing analysis of loans and advances to customers.

ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d) Methodology in determining future cash flows from impaired loans

The Bank has accumulated a significant amount of historical data of the last six years, which includes the loss given default for loans after the completion of forced recovery, or other measures taken to secure collection of loans, including the realization of collaterals

On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans' original effective interest rate.

e) Interest income recognition

Interest income on impaired loans is recognized based on the carrying value of the loan net of impairment at the original effective interest rate.

f) Impairment recognition

Impaired loans are usually written-off, with the exception of a small number of accounts with large outstandings where an allowance account is established

g) Recoveries

If in a subsequent period after the recognition of the impairment loss, events occur which require the impairment loss to be reduced, or there has been a collection of amounts from loans and advances previously written-off, the recoveries are recognized in impairment losses and provisions to cover credit risk.

1.13 Deferred taxation

Deferred taxation is the tax that will be paid, or for which relief will be obtained in future periods from the different period that certain items are recognized for financial reporting purpose and for taxation purposes. Deferred tax is provided for temporary differences between the tax base of assets and liabilities and their respective carrying amounts in the financial statements.

Deferred tax assets and liabilities are calculated using the tax rates that are expected to apply when the temporary difference reverses, based on the tax rate (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

1.14 Non-current assets held for sale

Non-current assets held for sale consist of assets acquired through the enforcement of security over customer loans and advances, and liabilities that are expected to be recovered primarily through sale

Before their classification as held for sale, the assets are remeasured in accordance with their respective accounting policy. Thereafter they are measured at the lower of their carrying amount and fair value less cost to sell.

Any loss arising from the above measurement is recorded in the profit or loss. This loss which can be reversed in the future, is allocated to assets in the disposal group that are within the scope of the measurement requirements of the Standard. The impairment loss on a disposal group first is allocated to goodwill and then to remaining assets and liabilities on a pro-rata basis.

Property in this category is not depreciated, however, it is reviewed for impairment at each reporting date.

Gains or losses from the sale of these assets are recognized in the income statement.

1.15 Financial liabilities

Initial recognition

At initial recognition financial liabilities are measured at fair value, plus for financial liabilities which are not measured at fair value through profit or loss their value transaction costs that are directly attributable to the acquisition or issue.

Subsequent measurement

The Bank for measurement purposes classifies financial liabilities in the following categories:

a) Financial liabilities measured at fair value through profit or loss

i) This category includes financial liabilities held for trading: when the financial liability is acquired or incurred principally for the purpose of selling or repurchasing in the near term for short term profit or they are derivatives which are not used for hedging purposes.

ii) In addition in this category the Bank includes financial liabilities which are measured on initial recognition, at fair value through profit or loss in accordance to the principles set in note 1.5 (point c(ii)).

The Bank has included in the category of financial liabilities held for trading, derivatives which are not used for hedging purposes.

The derivatives and the liabilities arising from derivatives which are used for hedging purposes are presented in derivatives liabilities and valuation principles are set out in note 1.6.

At present no financial liabilities have been classified as fair value through profit or loss.

b) Financial liabilities carried at amortized cost

The liabilities which are classified in this category are measured at amortized cost using the effective interest method.

Liabilities to credit institutions and customers, debt securities in issue and other loan liabilities are classified in this category.

If financial liabilities included in this category are the hedged item in a hedge relationship the accounting principles applied are those set out in note 1.6.

Derecognition

The Bank derecognizes a financial liability (or part thereof) when its contractual obligations are discharged or cancelled or expire.

The difference between the book value of a financial liability that has been repaid or transferred and the consideration paid is recognized in the financial results.

1.16 Employee benefits

The Bank has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Bank.

A defined contribution plan is where the Bank pays fixed contributions into a separate entity.

The Bank has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The amount resulting from the above method may be negative i.e.an asset. The recognized asset is limited to the net total of:

a) of any unrecognized actuarial losses and past services costs; and

b) the present value of any future refunds of Bank's plan or reductions in future contributions to Bank's plan.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

The present value of the defined benefit is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligation or the fair value of plan assets are amortized over the period equal to the average remaining working lives of the employees.

Past-service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Bank pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Bank has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.17 Share options granted to employees

The Bank rewards the performance of its executives and managers by granting share options. The number of granted share options, the price and the exercise date are decided from the Board of Directors in accordance to Shareholders' Meeting approvals.

The fair value calculated at grant date, is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options on the exercise date increases the share capital of the Bank and the reserve in equity from previously recognized fair value of the exercised options is transferred to share premium.

1.18 Provisions

A provision is recognized if as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows. The discount rate applied reflects current market assessments of the time value of money required to settle the obligation. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses.

Future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur.

Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the profit or loss relating to the provision may be presented net of the amount of the reimbursement.

1.19 Sale and repurchase agreements and securities lending

The Bank enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized as investments.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments.

The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed under securities lending agreements are not recognized except when they have been sold to third parties whereby the liability to deliver the security is recognized and measured at fair value.

1.20 Securitization

The Bank securitized financial assets, by transferring these assets to special purpose entities, which in turn issue bonds.

In each securitization of financial assets the Bank considers, the contractual terms and the economic substance of transactions are considered, in order to decide whether the Bank should proceed with the derecognition of the securitized assets, as reffered in note 1.5.

1.21 Equity

Incremental costs of share capital increase

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium

The difference between the nominal value of the shares issued and their market value, in cases of the exchange of shares as consideration for the acquisition of a business by the Bank is recorded as share premium.

This also includes the difference between the nominal value of the shares and the cost consideration received in the case of a share capital increase.

Treasury shares

The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained earnings

Dividends are deducted from retained earnings and recorded as a liability in the period that the dividend is approved by the shareholders in general meeting.

1.22 Interest income and expense

Interest income and expense is recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or the next repricing date, in order the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expense is also calculated for interest bearing financial instruments that are measured at fair value.

1.23 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant service has been provided.

Transaction revenues relating to the recognition of a financial instrument which measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.24 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

INCOME STATEMENT

2. Net interest income

	From 1 January to	
Interest and similar income	**31.12.2008**	**31.12.2007**
Due from banks	352,575	367,698
Due from customers	2,640,178	2,194,124
Securitized loans	74,635	
Financial assets at fair value through profit or loss	7,325	10,377
Available-for-sale securities	360,300	220,564
Securities held for trading	46,021	
Derivative financial instruments	636,023	313,538
Other	1,904	544
Total	**4,118,961**	**3,106,845**
Interest expense and similar charges		
Due to banks	(303,782)	(199,028)
Due to customers	(717,206)	(424,464)
Debt securities in issue	(1,026,605)	(855,391)
Derivative financial instruments	(622,728)	(310,620)
Other	(98,134)	(89,684)
Total	**(2,768,455)**	**(1,879,187)**
Net interest income	**1,350,506**	**1,227,658**

3. Net fee and commission income

	From 1 January to	
	31.12.2008	**31.12.2007**
Loans	61,092	60,149
Letters of guarantee	34,235	30,899
Imports – Exports	14,591	16,033
Credit Cards	75,142	49,900
Fund transfers	55,404	58,337
Mutual funds	33,484	47,141
Advisory fees and securities transactions fees	6,565	6,232
Other	36,563	53,228
Total	**317,076**	**321,919**

4. Dividend income

	From 1 January to	
	31.12.2008	**31.12.2007**
Subsidiaries and associates	72,908	43,924
Available-for-sale securities	2,029	1,538
Total	**74,937**	**45,462**

5. Gains less losses on financial transactions

	From 1 January to	
	31.12.2008	31.12.2007
Foreign exchange differences	19,660	43,634
Securities held for trading:		
- Bonds	(11,258)	(1,290)
- Shares		3,030
Available-for-sale securities:		
- Bonds	5,649	(135,907)
- Shares	(31,150)	9,283
- Mutual funds	(25,156)	9,172
Held-to-maturity investment:		
- Bonds	(1,680)	
Investments	84,059	(1,408)
Derivative financial instruments	(68,616)	29,060
Other financial instruments	7,908	1,593
Total	**(20,584)**	**(42,833)**

6. Other income

	From 1 January to	
	31.12.2008	31.12.2007
Rental income	3,896	3,397
Sale of property, plant and equipment	7,360	16,770
Insurance indemnities	345	238
Secondment of personnel to group companies	2,110	2,445
Preparation of business plans and financial studies	2,197	6,237
Other	5,230	5,791
Total	**21,138**	**34,878**

7. Staff costs

	From 1 January to	
	31.12.2008	31.12.2007
Wages and salaries	289,888	277,483
Social Security contributions	71,415	66,205
E.T.A.T.	20,417	
Employee defined benefit obligation (note 29)	(725)	11,198
Other	48,218	31,808
Total	**429,213**	**386,694**

The total employees of the Bank as at 31.12.2008 were 8,903 (31.12.2007: 7,963) of which 7,558 (31.12.2007: 6,960) are employed in Greece and 1.345 (31.12.2007: 733) are employed abroad.

Defined contribution plans

All the employees of the Bank receive their main pension from the Social Insurance Fund (IKA).

a) The supplementary pension plan for employees of the former Ionian and Popular Bank of Greece is TAPILTAT, a multi-employer plan. The Bank has obtained legal opinions that indicate that it has no obligation if the fund does not have sufficient assets to pay employee benefits. Therefore the Bank considers that the fund is a defined contribution plan and it is accounted for as such. The Bank has applied for membership in ETAT (Common Insurance Fund of Bank Employees) for it's employees who are insured in TAPILTAT (Pension Plan for employees of Ionian – Popular Bank and other Banks).

b) All employees of the Bank receive medical benefits from the Bank Employee and Companies Common Benefit Plan (TAYTEKO). This plan has been accounted for as a defined contribution plan.

Defined benefit plans

An analysis of liabilities arising from defined benefit plans are set out in note 29.

8. General administrative expenses

	From 1 January to	
	31.12.2008	**31.12.2007**
Rent of buildings	35,208	27,407
Rent and maintenance of EDP equipment	19,858	17,295
EDP expenses	42,806	36,988
Marketing and advertisement expenses	38,256	35,434
Telecommunications and postage	30,466	23,963
Third party fees	29,825	23,105
Consultants fees	8,043	7,371
Contribution to Deposit Guarantee Fund	13,482	11,193
Insurance	5,781	6,740
Consumables	7,511	6,841
Electricity	6,871	5,480
Taxes (VAT, real estate etc)	41,885	35,487
Repairs of buildings and equipment	5,643	4,245
Cleaning fees	3,425	2,612
Security	8,694	7,075
Transportation	3,875	3,741
Agency fees	7,273	4,637
Other	53,509	78,876
Total	**362,411**	**338,490**

9. Impairment losses and provisions for credit risk

	From 1 January to	
	31.12.2008	**31.12.2007**
Impairment losses on loans and advances to customers	548,662	172,264
Impairment loss of participation	5,100	
Provisions to cover credit risk relating to off balance sheet items	(41,729)	30,983
Recoveries	(16,651)	(8,660)
Total	**495,382**	**194,587**

The severe aggravation of credit turmoil during the third quarter of 2008 and its gradual transfer to real economy represents a significant indication of loan impairment.

Despite the fact that there are not as yet any signs that the credit turmoil has affected the repayment of loans, the Bank reassessed the potential impairment loss, which as a percentage of loans amounts for 2008 to 1.24% compared to 0.53% as of 2007.

10. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25% for fiscal year 2007 and thereafter. According to Law 3697/08 the tax rate is reduced by one percent each year starting from 2010 until the rate reaches 20% in 2014 and thereafter.

In accordance with article 26 of Law 3634/2008 income tax is imposed for the fiscal year 2007, at the current tax rate (25%), on profits which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Only dividend income is not subject to tax since it has been already taxed at the corporate level for the fiscal years 2007 and 2008.

It should be noted, that in accordance with Law 3697/08, dividends approved by the general shareholders meetings after 1.1.2009 are subject to a withholding tax of 10% with no further tax obligation for the beneficiary.

The income tax expense is analysed as follows:

	From 1 January to	
	31.12.2008	**31.12.2007**
Current tax	75,727	108,373
Deferred tax	(14,562)	48,262
Total	**61,165**	**156,635**

Under the provisions of Law 3697/2008 concerning the gradual reduction of tax rates between the years 2010 to 2014, the Bank performed a recalculation of deferred taxes under the new tax rates. The effect was recorded in the financial statements.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.12.2008	**31.12.2007**
Depreciation and fixed asset write-offs	5,325	7,141
Fixed assets revaluation	(870)	-
Valuation of loans	71,142	(6,829)
Suspension of interest accruals	23,108	29,175
Loans impairment	(48,439)	12,012
Employee defined benefit obligations	17,352	15,310
Liabilities to E.T.A.T. (Common Insurance Fund of Bank Employees)	11,716	
Valuation of derivatives	(86,335)	(5,496)
Effective interest rate	14,757	4,534
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(10,120)	9,887
Valuation of investments in subsidiaries due to hedging	547	(2,976)
Valuation of securities	(7,951)	
Valuation of bonds	(1,862)	1,838
Other temporary differences	(2,932)	(16,334)
Total	**(14,562)**	**48,262**

The temporary differences attributable to the valuation of investments, bonds and other securities are due to the tax imposed according to Law 3634/2008.

Reconciliation of effective and nominal tax rate

	From 1 January to			
	31.12.2008		31.12.2007	
	%		%	
Profit before income tax		395,403		613,641
Income tax (nominal tax rate)	25	98,851	25	153,410
Increase/(decrease) due to:				
Additional tax on income of fixed assets	0.09	339	0.03	183
Non taxable income	(9.84)	(38,881)	(1.89)	(11,572)
Non deductible expenses	2.86	11,297	1.12	6,894
Effect of tax rates used for deferred tax	(0.53)	(2,080)		
Other temporary differences	(2.11)	(8,361)	1.27	7,720
Income tax (effective tax rate)	**15.47**	**61,165**	**25.53**	**156,635**

11. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to	
	31.12.2008	**31.12.2007**
Profit attributable to shareholders	334,238	457,006
Weighted average number of outstanding ordinary shares	405,624,439	405,512,713
Basic earnings per share (in €)	0.82	1.13

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank had a single category of dilutive potential ordinary shares resulting from a share options program granted to executives and managers of the Bank exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Bank's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and dilutive earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.12.2008	**31.12.2007**
Profit attributable to shareholders	334,238	457,006
Weighted average number of outstanding ordinary shares	405,624,439	405,512,713
Adjustment for share options		727,195
Weighted average number of outstanding ordinary shares for diluted earnings per share	405,624,439	406,239,908
Diluted earnings per share (in €)	0.82	1.12

ASSETS

12. Cash and balances with Central Banks

	31.12.2008	31.12.2007
Cash	329,269	324,234
Cheques receivable	88,672	52,546
Balances with Central Banks	1,306,140	1,273,547
Total	**1,724,081**	**1,650,327**
Less: Deposits pledged with Central Banks	(703,202)	(564,505)
Balance	**1,020,879**	**1,085,822**

The Bank is required to maintain a current account with the Bank of Greece (Central Bank) in order to facilitate interbank transactions with the Central Bank and other financial institutions through the Trans European – Automated Real Time Gross Settlement Express Transfer System (TARGET).

The Bank of Greece also requires, that all financial institutions established in Greece maintain reserve deposits with the Central Bank equal to 2% of customer deposits.

These deposits bear interest at the refinancing rate as set by the European Central Bank which as at 31.12.2008 was 2.50% (31.12.2007: 4.18%).

Cash and cash equivalents (as presented for the purposes of the cash flow statement)

	31.12.2008	31.12.2007
Cash and balances with Central Banks	1,020,879	1,085,822
Sale and repurchase agreements (Reverse Repos)	483,851	
Short-term placements with other banks	3,034,394	3,271,106
Total	**4,539,124**	**4,356,928**

13. Due from banks

	31.12.2008	31.12.2007
Placements with other banks	7,550,750	6,679,979
Sale and repurchase agreements (Reverse Repos)	483,851	
Loans to financial institutions	386,192	669,696
Total	**8,420,793**	**7,349,675**

14. Securities held for trading

	31.12.2008	31.12.2007
Government bonds	73,936	236,340
Other debt securities:		
- Listed	12,511	28,178
- Non-listed	433	270
Total	**86,880**	**264,788**

15. Derivative financial instruments (assets and liabilities)

	31 December 2008		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	2,419,581	101,913	97,976
Currency swaps	3,755,931	56,891	92,592
Cross currency swaps	380,931	54,369	7,850
Currency options	151,341	2,246	2,207
Currency options embedded in customer products	4,083	59	
Total non-listed	6,711,867	215,478	200,625
b. Interest rate derivatives			
Interest rate swaps	15,069,590	210,508	264,991
Interest rate options (caps)	810,214	4,057	3,268
Total non-listed	15,879,804	214,565	268,259
Options	20,000	30	
Total listed	20,000	30	
c. Commodity derivatives			
Commodity swaps	5,078	2,942	2,933
Total non-listed	5,078	2,942	2,933
d. Index derivatives			
Otc options	10,000	423	
Total non-listed	10,000	423	
Futures	595	9	
Listed options	6,284	34	
Total listed	6,879	43	
e. Credit derivatives			
Credit default swaps embedded in debt securities	304,445		45,521
Total non-listed	304,445		45,521
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	89,522	5,882	1,696
Cross currency swaps	237,831	21,865	
Total non-listed	327,353	27,747	1,696
b. Interest rate derivatives			
Interest rate swaps	3,124,810	24,616	285,138
Total non-listed	3,124,810	24,616	285,138
c. Index derivatives			
Index swaps	30,998	8,542	
Total non-listed	30,998	8,542	
Grand total	26,421,234	494,386	804,172

	31 December 2007		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	1,149,379	12,635	9,563
Currency swaps	3,148,553	40,986	43,648
Cross currency swaps	555,968	63,655	40,104
Currency options	175,822	3,438	3,261
Currency options embedded in customer products	631	1	
Total non-listed	5,030,353	120,715	96,576
b. Interest rate derivatives			
Interest rate swaps	8,262,962	161,194	136,648
Interest rate options (caps)	616,963	2,233	1,388
Total non-listed	8,879,925	163,427	138,036
Futures	354,305	99	28
Options	6,300	32	
Total listed	360,605	131	28
c. Commodity derivatives			
Commodity swaps	14,410	138	124
Total non-listed	14,410	138	124
d. Index derivatives			
Futures	202		1
Options	383	4	
Total listed	585	4	1
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	95,849	7,935	
Cross currency swaps	181,895		46,258
Total non-listed	277,744	7,935	46,258
b. Interest rate derivatives			
Interest rate swaps	4,083,070	92,116	102,106
Total non-listed	4,083,070	92,116	102,106
Grand Total	18,646,692	384,466	383,129

16. Loans and advances to customers

	31.12.2008	31.12.2007
Individuals:		
Mortgages:		
- Non-Securitized	8,461,267	9,741,095
- Securitized	2,715,262	
Consumer:		
- Non-Securitized	2,109,934	2,922,529
- Securitized	1,485,842	
Credit cards	1,229,778	1,046,941
Other	96,770	100,031
Total	**16,098,853**	**13,810,596**
Companies:		
Corporate loans [1]	26,615,726	21,900,097
Other receivables	488,845	166,342
	43,203,424	35,877,035
Less:		
Allowance for impairment losses [2]	(1,014,146)	(609,161)
Total	**42,189,278**	**35,267,874**

Allowance for impairment losses

Balance 1.1.2007	**739,327**
Foreign exchange differences	(163)
Impairment losses for the period (note 9)	172,264
Change in present value of impairment reserve	38,700
Loans written-off during the period	(340,967)
Balance 31.12.2007	**609,161**
Foreign exchange differences	18
Impairment losses for the period (note 9)	548,662
Change in present value of impairment reserve	50,241
Loans written-off during the period	(193,936)
Balance 31.12.2008	**1,014,146**

The Bank securitized mortgage and consumer loans through special purpose entities. The Bank retains all risks of these loans as it has issued a guarantee to the holders of the bonds issued in the securitization.

[1] *In accordance with amendments to IAS 39, the Bank reclassified securities of €16.8 million from the available-for-sale portfolio to the loans portfolio. These securities are not traded in an active market and the Bank has the intention to hold them in the foreseeable future. The above securities are included in corporate loans and are impaired by € 13.4 million.*

[2] *In addition to the allowance for impairment losses, an additional provision of € 4,200 (31.12.2007: €45,929) has been recorded to cover credit risk relating to off-balance sheet items (note 31). The total provision recorded to cover credit risk amounts to €1,018,346 (31.12.2007: €655,090).*

17. Investment securities

a. Available-for-sale

	31.12.2008	31.12.2007
Government bonds	239,757	1,856,217
Other debt securities:		
- Listed	5,530,410	4,310,379
- Non-listed	195,062	34,269
Shares:		
- Listed	37,920	62,672
- Non-listed	4,408	6,172
Other variable yield securities	26,340	30,668
Total	**6,033,897**	**6,300,377**

b. Held to maturity

	31.12.2008	
	Cost	**Fair value**
Government bonds	1,805,579	1,697,446
Other debt securities		
- Listed	2,558,601	2,144,857
- Non listed	124,529	121,637
Total	**4,488,709**	**3,963,940**

The held-to-maturity portfolio includes bonds amounting to €1.1 billion, which up to 30.6.2008 were classified as "Available-for-sale".

The reclassification of these bonds was performed at their fair value as at 30.6.2008, which became their new amortized cost on the basis of which the effective interest rate method was used to allocate the interest income thereafter. At that date the fair value of these bonds was €63.3 million less than their carrying amount. This difference, already recognized in equity, will be amortized to interest income over the remaining period to maturity of the bonds.

Had the above mentioned bonds not been reclassified from the available-for-sale portfolio, their fair value would have been lower than the carrying amount by an additional amount of €217 million.

18. Investments in subsidiaries, associates and joint ventures

	From 1 Jnauary to 31.12.2008	31.12.2007
Subsidiaries		
Opening balance	**1,625,309**	**1,587,804**
Additions [1]	231,114	52,634
Disposals [2]	(116,067)	(1,117)
Valuation of investments due to fair value hedge [3]	(239)	(14,012)
Closing balance	**1,740,117**	**1,625,309**
Associates		
Opening balance	**74**	**5,624**
Additions		20
Disposals		(5,570)
Closing balance	**74**	**74**
Joint Ventures		
Opening balance	**717**	**122**
Additions [4]	10,008	615
Disposals	(14)	(20)
Closing balance	**10,711**	**717**
Grand Total	**1,750,902**	**1,626,100**

Additions represent: Share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent: Sales of shares, return of capital, proceeds arising from the liquidiation of companies, contributions in kind and impairments.

[1] The following amounts are included:

a. Share capital increases

- *€ 126,342 due to Astra Bank OJSC*
- *€ 49,770 due to Alpha Bank Srbija A.D.*
- *€ 19,918 due to Alpha Bank Romania S.A.*
- *€ 7,300 due to Ionian Equity Participations Ltd*

b. Shares purchase

- *€ 13,058 of Astra Bank OJSC*
- *€ 4,741 of Alpha Astika Akinita A.E.*
- *€ 3,878 of Ionian Hotel Enterprises*

[2] Mainly concerns the sale in the Bank's subsidiary Alpha Group Investment Ltd:

- *€ 48.495 of Alpha Astika Akinita A.E.*
- *€ 62.397 of Ionian Hotel Enterprises*

[3] The Bank uses FX Swaps and money market loans to hedge the foreign exchange risk of its investments in Alpha Bank London Ltd, Alpha Bank Romania S.A.and Alpha Finance U.S. Corporation.

[4] The following amounts are included:

a. Share capital increases

- *€ 3,827 A.P.E. Commercial Property A.E.*
- *€ 3,005 A.P.E. Fixed Assets A.E.*

b. Shares purchase

- *€ 3,060 of Mutual Fund Alpha-TANEO A.K.E.S.*
- *€ 116 of A.P.E. Commercial Property A.E.*

Subsidiary financial information

A. SUBSIDIARIES

Company	Country of incorporation	Balance 1.1 - 31.12.2008 Assets	Equity	Liabilities	1.1 - 31.12.2008 Turnover	Profit/ (loss) before taxes	Bank's Ownership interest %
Banks							
1. Alpha Bank London Ltd	United Kingdom	681,008	68,729	612,279	42,732	2,031	100.00
2. Alpha Bank Cyprus Ltd	Cyrpus	6,921,357	407,925	6,513,432	369,506	102,144	100.00
3. Alpha Bank Romania S.A.	Romania	4,340,320	262,931	4,077,389	520,960	43,068	99.44
4. Alpha Bank AD Skopje	FYROM	191,445	25,800	165,645	13,490	(1,792)	100.00
5. Alpha Bank Srbija A.D.	Serbia	648,828	167,990	480,838	566,234	9,993	100.00
6. Astra Bank OJSC	Ukraine	143,840	94,589	49,251	13,650	1,743	93.33
Leasing companies							
1. Alpha Leasing A.E.	Greece	1,275,915	286,083	989,832	88,537	21,080	100.00
2. Alpha Leasing Romania S.A.	Romania	138,703	12,400	126,303	36,064	249	62.94
3. ABC Factors A.E.	Greece	545,646	77,659	467,987	37,576	12,040	100.00
Investment Banking							
1. Alpha Finance A.E.Π.E.Y.	Greece	80,628	55,734	24,894	43,158	15,408	99.62
2. Alpha Finance US Corporation	USA	1,208	1,101	107	629	(445)	100.00
3. Alpha Finance Romania S.A.	Romania	3,092	1,023	2,069	1,287	(396)	45.68
4. Alpha Ventures A.E.	Greece	27,903	27,490	413	1,931	1,026	99.42
Asset Management							
1. Alpha Asset Management A.E.D.A.K.	Greece	41,201	36,264	4,937	46,268	10,648	85.21
2. Alpha Private Investment Services A.E.P.E.Y.	Greece	11,760	9,916	1,844	7,812	(1,724)	99.00
Insurance							
1. Alpha Insurance Agents A.E.	Greece	8,767	7,723	1,044	9,261	9,174	100.00
2. Alpha Insurance Cyprus Ltd	Cyprus	52,699	10,083	42,616	31,473	2,349	17.95
3. ALPHALIFE A.A.E.Z.	Greece	5,996	5,992	4	89	(10)	99.90
Special purpose and holding entities							
1. Alpha Credit Group Plc	United Kingdom	17,462,851	18,834	17,444,017	1,032,386	23,733	100.00
2. Alpha Group Jersey Ltd	Jersey	1,064,379	381	1,063,998	65,572	196	100.00
3. Alpha Group Investment Ltd	Cyprus	272,478	272,018	460	11,023	10,995	100.00
4. Ionian Holdings A.E.	Greece	362,793	361,364	1,429	16,734	16,639	100.00
5. Messana Holdings S.A.	Luxembourg	68	62	6	19	3	99.00
6. Ionian Equity Participations Ltd	Cyprus	31,003	27,612	3,391	80	56	100.00
7. Alpha Covered Bonds Plc	United Kingdom	17	17				100.00
Other companies							
1. Oceanos A.T.O.E.E.	Greece	19,919	19,503	416	1,603	1,102	100.00
2. Evremethea A.E.	Greece	1,212	303	909	32	(58)	100.00
7. Kafe Alpha A.E.	Greece	235	146	89	264	37	99.00
8. Ionian Supporting Services A.E.	Greece	34,462	(2,914)	37,376		(4,075)	99.00

B. ASSOCIATES

Company	Country of incorporation	Assets	Equity	Liabilities	Turnover	Profit/ (loss) before taxes	Bank's Ownership interest %
1. EVISAK A.E.	Greece		3,345				27.00
2. AEDEP Thessalias and Stereas Ellados	Greece		147				50.00

C. JOINT VENTURES

Company	Country of incorporation	Assets	Equity	Liabilities	Turnover	Profit/ (loss) before taxes	Bank's Ownership interest %
1. Cardlink A.E	Greece	500	160	340	970	(132)	50.00
2. APE Fixed Assets A.E.	Greece	45,844	311	45,532	2	(2,512)	60.10
3. APE Commercial Property A.E.	Greece	71,212	154	71,058	24	(3,501)	72.20
4. APE Investment Property S.A.	Greece	252,367	(4,804)	257,171	24,110	(8,828)	67.42
5. Alpha TANEO A.K.E.S.	Greece	5,410	5,396	14	149	(604)	51.00

19. Investment property

	Land and Buildings
Balance 1.1.2007	
Cost	48,449
Accumulated depreciation	(6,443)
Net book value 1.1.2007	42,006
1.1.2007 – 31.12.2007	
Net book value 1.1.2007	42,006
Additions	770
Depreciation charge for the period	(406)
Net book value 31.12.2007	42,370
Balance 31.12.2007	
Cost	49,219
Accumulated depreciation	(6,849)
1.1.2008 - 31.12.2008	
Net book value 1.1.2008	42,370
Additions	519
Reclassification to "Property, plant and equipment"	(274)
a) Cost	(425)
b) Accumulated depreciation	151
Depreciation charge for the period	(420)
Net book value 31.12.2008	42,195
Balance 31.12.2008	
Cost	49,313
Accumulated depreciation	(7,118)

The fair value of investment property, as determined by Alpha Astika Akinita A.E. at 31.12.2008 was €43.592.

20. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance την 1.1.2007				
Cost	663,951	1,142	269,300	934,393
Accumulated depreciation	(166,618)	(942)	(222,197)	(389,757)
Net book value 1.1.2007	497,333	200	47,103	544,636
1.1.2007 - 31.12.2007				
Net book value 1.1.2007	497,333	200	47,103	544,636
Additions	32,462		21,926	54,388
Foreign exchange differences	42		12	54
a) Cost	62		40	102
b) Accumulated depreciation	(20)		(28)	(48)
Disposals	(4,592)		(111)	(4,703)
a) Cost	(7,517)		(1,551)	(9,068)
b) Accumulated depreciation	2,925		1,440	4,365
Reclassification from "Non-current assets held for sale" [(1)]	42,405			42,405
a) Cost	43,298			43,298
b) Accumulated depreciation	(893)			(893)
Depreciation charge for the period	(15,640)	(120)	(17,189)	(32,949)
Net book value 31.12.2007	552,010	80	51,741	603,831
Balance 31.12.2007				
Cost	732,256	1,142	289,715	1,023,113
Accumulated depreciation	(180,246)	(1,062)	(237,974)	(419,282)
1.1.2008 - 31.12.2008				
Net book value 1.1.2008	552,010	80	51,741	603,831
Additions	49,677		31,339	81,016
Foreign exchange differences	(49)		(23)	(72)
a) Cost	(73)		(61)	(134)
b) Accumulated depreciation	24		38	62
Disposals	(220)		(401)	(621)
a) Cost	(770)		(3,282)	(4,052)
b) Accumulated depreciation	550		2,881	3,431
Reclassification from "Investment property "	281			281
a) Cost	433			433
b) Accumulated depreciation	(152)			(152)
Reclassification		(60)	50	(10)
a) Cost		(1,142)	1,132	(10)
b) Accumulated depreciation		1,082	(1,082)	
Depreciation charge for the period	(15,163)	(20)	(19,790)	(34,973)
Net book value 31.12.2008	586,536		62,916	649,452
Balance 31.12.2008				
Cost	781,523		318,843	1,100,366
Accumulated depreciation	(194,987)		(255,927)	(450,914)

The value of land and buildings as of 31.12.2008 amounted to € 514,276. The fair value of these assets as determined by Alpha Astika Akinita A.E. at 31-12-2008 was €546.375.

[(1)] During 2007 property, plant and equipment amounting to € 42.4 million was reclassified from «Non-current assets held for sale» due to Bank's decision for own use. The depreciation for the respective period that the specific Property, plant and equipment was classified as "Non-current assets held for sale" amounts to € 2.2 million and it was charged to the profit and loss account in 2007.

21. Goodwill and other intangible assets

	Software	Banking righs	Total
Balance 1.1.2007			
Cost	126,671		126,671
Accumulated amortization	(84,567)		(84,567)
Net book value 1.1.2007	42,104		42,104
1.1.2007 – 31.12.2007			
Net book value 1.1.2007	42,104		42,104
Additions [1]	30,385	1,785	32,170
Foreign exchange differences	11		11
a) Cost	11		11
b) Accumulated amortization			
Disposals	(618)		(618)
a) Cost	(618)		(618)
b) Accumulated amortization			
Amortization charge for the period	(17,801)	(30)	(17,831)
Net book value 31.12.2007	54,081	1,755	55,836
Balance 31.12.2007			
Cost	156,449	1,785	158,234
Accumulated amortization	(102,368)	(30)	(102,398)
1.1.2008 - 31.12.2008			
Net book value 1.1.2008	54,081	1,755	55,836
Additions	35,172		35,172
Foreign exchange differences	(13)		(13)
a) Cost	(21)		(21)
b) Accumulated amortization	8		8
Disposals	(73)		(73)
a) Cost	(178)		(178)
b) Accumulated amortization	105		105
Amortization charge for the period	(21,842)	(357)	(22,199)
Net book value 31.12.2008	67,325	1,398	68,723
Balance 31.12.2008			
Cost	191,422	1,785	193,207
Accumulated amortization	(124,097)	(387)	(124,484)

[1] *The amount of € 1,785 concerns the purchase of a brand name as well as other banking rights amortized over 5 years period of time.*

22. Deferred tax assets and liabilities

	31.12.2008	31.12.2007
Deferred tax assets	316,069	158,160
Deferred tax liabilities	(158,212)	(82,960)
Total	**157,857**	**75,200**

Deferred tax assets and liabilities arise from:

	1.1.2008 - 31.12.2008			
		Recognized in		
	Balance 1.1.2008	Income statement	Equity	Balance 31.12.2008
Depreciation	8,555	(5,325)		3,230
Revaluation of fixed assets		870		870
Valuation of loans	18,535	(71,142)		(52,607)
Suspension of interest accruals	(53,459)	(23,108)		(76,567)
Impairment of loans	(4,707)	48,439		43,732
Valuation of derivative financial instruments	(695)	86,335		85,640
Other provisions	17,378	5,072		22,450
Other receivables	(3,204)	(2,140)		(5,344)
Effective interest rate	(1,385)	(14,757)		(16,142)
Employee defined benefit obligations	110,716	(17,352)		93,364
Liabilities to Common Insurance Fund of Bank Employees (ETAT)		(11,716)		(11,716)
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(17,672)	10,120		(7,552)
Valuation of investments due to hedge	2,976	(547)		2,429
Valuation of shares		7,951	5,252	13,203
Valuation of bonds	(1,838)	1,862	62,843	62,867
Total	**75,200**	**14,562**	**68,095**	**157,857**

	1.1.2007 - 31.12.2007			
		Recognized in		
	Balance 1.1.2007	Income statement	Equity	Balance 31.12.2007
Depreciation	15,696	(7,141)		8,555
Valuation of loans	11,706	6,829		18,535
Suspension of interest accruals	(24,284)	(29,175)		(53,459)
Impairment of loans	7,305	(12,012)		(4,707)
Valuation of derivative financial instruments	(6,191)	5,496		(695)
Other provisions	590	16,788		17,378
Other receivables	(2,750)	(454)		(3,204)
Effective interest rate	3,149	(4,534)		(1,385)
Employee defined benefit obligations	126,026	(15,310)		110,716
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(7,785)	(9,887)		(17,672)
Valuation of investments due to hedge		2,976		2,976
Valuation of bonds		(1,838)		(1,838)
Total	**123,462**	**(48,262)**		**75,200**

23. Other assets

	31.12.2008	31.12.2007
Prepaid expenses	8,441	11,669
Accrued income	7,665	3,845
Tax advances and withholding taxes	181,235	161,558
Employee advances	7,618	7,431
Receivables from employee defined benefit plan (note 29)	47,311	49,189
Additional contribution to TEK (Law 3714/2008)	52,290	
Other	114,966	46,934
Total	**419,526**	**280,626**

In accordance with article 6 of Law 3714/7.11.2008 the amount of deposits guaranteed by the deposit guarantee fund, increased from € 20,000 to € 100,000 per depositor. The contribution paid by banks to deposit guarantee fund also increased.

Thus, the banks have made additional contributions for 2008. The Law concerning the "Deposits Guarantee Fund and Investment (TEKE)" provides that the difference between the regular annual contribution of credit institutions resulting from the application of article 6 of Law 3714/2008 will be included in a special assets group whose elements are jointly included in the proportion of each participant in the credit institutions.

24. Non-current assets held for sale

As at 31.12.2008 "Non-current assets held for sale" amounts to € 53,283 (31.12.2007: € 54,706) and include land and buildings amounting to €53,077 (31.12.2007: € 54,161) and office equipment amounting to € 206 (31.12.2007: € 545).

The fair value of "Non-current assets held for sale" as at 31.12.2008 as determined by Alpha Astika Akinita was € 64,319.

LIABILITIES

25. Due to banks

	31.12.2008	31.12.2007
Deposits:		
- Current accounts	400,433	40,090
-Term deposits		
European Central Bank	5,183,611	96,314
Other credit institutions	3,285,691	3,308,628
Sale and repurchase agreements (Repos)	1,063,730	1,923,548
Borrowings	950,504	268,982
Total	**10,883,969**	**5,637,562**

26. Due to customers

	31.12.2008	31.12.2007
Deposits:		
- Current accounts	5,348,640	5,734,927
- Savings accounts	7,900,871	9,122,487
- Term deposits:		
Synthetic Swaps	1,103,037	724,038
Other	19,247,515	7,469,973
Sale and repurchase agreements (Repos)	60,742	113,174
	33,660,805	**23,164,599**
Cheques payable	155,289	170,289
Total	**33,816,094**	**23,334,888**

27. Debt securities in issue and other borrowed funds

Short term securities (ECP) (1)	
Balance 1.1.2008	-
Changes for the period 1.1 – 31.12.2008	
New issues	2,605,910
Maturities/Redemptions	(2,409,223)
Accrued interest	24,193
Foreign exchange differences	27,492
Balance 31.12.2008	248,372
Senior debt securities	
Balance 1.1.2008	**18,187,633**
Changes for the period 1.1 – 31.12.2008	
New issues (2)	4,945,354
Maturities/Redemptions	(8,083,035)
Fair value change due to hedging	28,545
Accrued interest	(8,925)
Foreign exchange differences	27,470
Balance 31.12.2008	15,097,042
Subordinated debt	
Balance 1.1.2008	**1,412,431**
Changes for the period 1.1 – 31.12.2008	
Maturities/Redemptions (3)	(350,000)
Fair value change due to hedging	11,931
Accrued interest	(2,562)
Foreign exchange differences	56,492
Balance 31.12.2008	1,128,292
Hybrid securities	
Balance 1.1.2008	**921,912**
Changes for the period 1.1 – 31.12.2008	
Accrued interest	28
Balance 31.12.2008	921,940
Total	**17,395,646**

On 18 July 2008 the issuance of two covered bonds was performed by Alpha Covered Bonds Plc, a subsidiary of the Bank, in accordance with article 91 of Law 3601/2007 and P.D./BOG 2598/2-11-2007. Each covered bond issue amounts to € 1 billion, and has a three and five year duration respectively. The bonds are guaranteed by the Bank and they are collateralized with the above loans. The bonds received a AAA rating from three international credit rating agencies (Standard & Poor's, Moody's, and Fitch).

(1) The Bank raises short term liquidity, through a Euro Commercial paper program amounting to total € 5 billion. Under this program commercial paper may be issued at a discount or may bear floating, fixed or index linked interest with 1 to 364 days duration. The commercial paper can be issued in Euro, US Dollar, GB pound, Swiss Franc, Japanese Yen, Australian Dollar, Canadian Dollar and any other currency that will be agreed by the counterparties.

Issues in Euro pay an average spread of 9 to 35 basis points over Euribor of the respective period.

The issues in US Dollars were set on from 14 to 42 basis points over Libor of the respective period.

The issues in YEN were set on from 20 to 25 basis points over Libor of the respective period

(2) The new senior debt issues amounting to € 4,609 pay a Euribor floating rate, with a spread from 12 up to 125 basis points, depending on the duration of issue. Additionally, new senior debt issues amounting to € 555 million, an embedded put option for the investor exists which bears Euribor plus variable spread. If the investor does not exercise the option, the spread may increase to a maximum between 40 and 120 basis points.

(3) On 19 February 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.

On 10 July 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.

On 24 November 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.

To date these issues have been retained by the Bank and pledged as collateral for monetary policy purposes with the Bank of Greece. In the future they may also be sold to investors.

The liability from the securitization of mortgage loans is not presented in "debt securities in issue and other borrowed funds", since these securities, issued by the Bank's subsidiary Alpha Covered Bonds Plc, are held by the Bank.

On 9 December 2008, the issuance of the bond loans, through the Bank's Subsidiary Katanalotika Plc was completed. The bonds are collaterized with personal, consumer and car loans of the Bank. The bonds rated as Aa2 by the credit rating agency Moody's have been retained by the Bank and pledge as collateral for refinancing purposes with the Bank of Greece.

The € 1.45 billion liability due to the securitization of consumer loans is not presented in "debt securities in issue and other borrowed funds" since these securities, issued by the Bank's subsidiary, are held by the Bank.

28. Liabilities for current income tax and other taxes

	31.12.2008	31.12.2007
Current income tax	71,616	104,266
Other taxes	26,239	23,597
Total	**97,855**	**127,863**

29. Employee defined benefit obligations

The total amounts recognized in the financial statements for employee defined benefit obligations are presented in the table below:

	Balance sheet 31.12.2008 Liability/ (Asset)	Income statement 1.1.-31.12.2008 Expense/(Income)	Balance sheet 31.12.2007 Liability/ (Asset)	Income statement 1.1.-31.12.2007 Expense/(Income)
TAP – Supplementary pension				(1,199)
TAP – Lump sum benefit	(47,311)	3,008	(49,189)	4,203
Total	**(47,311)**	**3,008**	**(49,189)**	**3,004**
TAPILT	-	(3,733)	3,733	8,194
Total		**(725)**		**11,198**

Balance sheet and income statements amounts are analysed as follows:

a) Supplementary Pension Fund (TAP) of former Alpha Credit Bank Employees

After TAP was absorded by the Common Insurance Fund of Bank Employees for the supplementary pension (Article 10, Law 3620/2007), TAP obligation is restricted to paying a lump-sum benefit to retiring employees, which is guaranteed by the Bank.

Amounts included in balance sheet are as follows:

	31.12.2008	31.12.2007
Present value of defined benefit obligations	128,895	127,035
Fair value of plan assets	(156,268)	(162,031)
Deficit / (surplus)	**(27,373)**	**(34,996)**
Unrecognized actuarial losses	(19,938)	(14,193)
Recievable in balance sheet	**(47,311)**	**(49,189)**

The amounts recognized in income statement are as follows:

	From 1 January to	
	31.12.2008	**31.12.2007**
Current service cost	4,751	5,484
Interest cost	6,391	5,342
Expected return on plan assets	(8,134)	(6,623)
Total (included in staff cost)	**3,008**	**4,203**

The movement in present value of liability as follows:

	2008	**2007**
Opening balance	**127,035**	**121,463**
Current service cost	4,751	5,484
Interest cost	6,391	5,342
Employee contributions	1,396	1,032
Benefits paid	(6,912)	(8,466)
Contributions paid directly by the Bank	(1,130)	(1,357)
Expenses	(5)	(68)
Actuarial losses/(gains)	(2,631)	3,605
Closing balance	**128,895**	**127,035**

The movement in fair value of plan assets is as follows:

	2008	**2007**
Opening balance	**162,031**	**165,051**
Expected return	8,134	6,623
Bank contribution	-	-
Employee contribution	1,396	1,032
Benefits paid	(6,912)	(8,466)
Expenses	(5)	(68)
Actuarial losses	(8,376)	(2,141)
Closing balance	**156,268**	**162,031**

The plan assets include deposits with Alpha Bank of € 36.7 million, receivables from Alpha Bank of € 31.1 million, bonds issued, Alpha Credit Group plc of € 82.6 million and Alpha Bank shares of € 3.2 million.

The movement in the receivable is as follows:

Balance at 1.1.2007	**(52,035)**
Accrued expense	4,203
Benefits paid	-
Contributions paid directly from the Bank	(1,357)
Balance at 31.12.2007	**(49,189)**
Balance at 1.1.2008	**(49,189)**
Accrued expense	3,008
Benefits paid	-
Contributions paid directly from the Bank	(1,130)
Balance at 31.12.2008	**(47,311)**

The actuarial assumptions used are as follows:

	31.12.2008	31.12.2007
Discount rate	5.8%	5.5%
Expected return on plan assets	5.0%	5.0%
Future salary increases	3.5%	3.5%

ii. Ionian and Popular Bank Insurance Fund (TAPILT – welfare sector)

Ionian and Popular Bank Insurance Fund (TAPILT – Welfare Sector) is responsible for the payment of a lump sum to retired employees of the former Ionian Bank.

In accordance with article 70 of Law 3655/2008 passed on 31.3.2008 a public sector entity was established "Bank employee and Companies Common Benefit Plan (TAYTEKO)" to provide supplementary insurance, lump sum benefits and health insurance. This insurance fund includes the welfare sector of TAPILT among other funds. For this fund the Bank had applied defined benefit plan accounting as it considered that it had a constructive liability.

The liability was written off due to the adoption of the above law and the incorporation of TAPILT's welfare sector to TAYTEKO from 1.10.2008.

The amounts recognized in balance sheet are as follows:

	31.12.2007
Defined benefit obligation	74,737
Fair value of plan assets	(64,006)
Deficit/(surplus)	**10,731**
Unrecognised actuarial losses	(6,998)
Liability (receivable) in Balance Sheet	**3,733**

The amounts recognized in income statement are as follows:

	31.12.2007
Current service cost	255
Interest cost	2,744
Expected return on plan assets of fund	(2,508)
Actuarial losses recognized during the period	28
Past service cost	7,675
Total (included in staff costs)	**8,194**

Movement in present value of liability during 2007 is analyzed as follows:

	2007
Opening balance	**63,458**
Current service cost	255
Interest cost	2,744
Employee contributions	3,061
Benefits paid	(3,096)
Expenses	(85)
Past service cost	7,675
Actuarial losses	725
Closing balance	**74,737**

Movement in fair value of plan assets during 2007 is analyzed as follows:

	2007
Opening balance	**61,202**
Expected return	2,508
Employee contributions	3,061
Benefits paid	(3,096)
Expenses	(85)
Actuarial profits (losses)	416
Closing balance	**64,006**

The movement of liability is as follows:

Balance 1.1.2007	**(4.461)**
Accrued expense	8,194
Balance 31.12.2007	**3,733**
Balance 1.1.2008	**3,733**
Accrued expense	(66)
Income from liability write off	(3.667)
Balance 31.12.2008	

The principal actuarial assumptions used are the following:

	31.12.2007
Discount rate	5.5%
Expected return on plan assets	5.0%
Future salary increases	3.5%

30. Other liabilities

	31.12.2008	31.12.2007
Suppliers	48,717	38,234
Deferred income	3,846	3,752
Accrued expenses	72,278	41,183
Liabilities to third parties	225,371	237,444
Liabilities to E.T.A.T. [1]	518,400	565,263
Liabilities from credit cards	228,789	226,982
Other	107,061	46,154
Total	**1,204,462**	**1,159,012**

31. Provisions

Balance 1.1.2007	**17,901**
Changes for the period 1.1 – 31.12.2007	
Provisions to cover credit risk relating to off-balance sheet items (note 9)	30,983
Reversal of provisions	(1,078)
Provisions used during the period	(10)
Balance 31.12.2007	**47,796**
Changes for the period 1.1 – 31.12.2008	
Reversal of provisions to cover credit risk relating to off-balance sheet items (note 9)	(41,729)
Other provisions charged to profit and loss	2,791
Provisions used during the period	(443)
Balance 31.12.2008	**8,415**

The amount of other provisions charged to profit and loss is included in "other expenses" of the income statement.

[1] In accordance with article 10 of Law 3620/2007 and the fact that employees and pensioners of T.A.P. jointed E.T.A.P. from 1.1.2008 (note 29), the charge to the Bank is € 543 million payable in 10 equally annual installments. In 31.12.2007 balance the above amount and the interest charged for 2007 are included, while the 31.12.2008 balance is set from the payment of the annual installment and the interest of the current year.

EQUITY

32. Share capital

	Number of shares	Paid-in share capital
Opening balance 1 January 2007	408,022,002	1,591,286
Exercise of share options	2,954,650	11,523
Balance 31 December 2007	*410,976,652*	*1,602,809*
Share capital increase through the capitalization of the share premium reserve of € 184,033 and part of taxed retained earnings of € 144,748, with an increase of the nominal value of each share from € 3.90 to € 4.70. (Decision of General Meeting on 3.4.2008)		328,781
Balance 31 December 2008	**410,976,652**	**1,931,590**

Each share has a single voting right in the shareholders meetings.

33. Share premium

Opening Balance (1 January 2007)	127,961
Difference of exercised share options	56,072
Balance 31 December 2007	**184,033**
Capitalization(note 32)	(184,033)
Balance 31 December 2008	

34. Reserves

Reserves are analyzed as follows:

	31.12.2008	31.12.2007
Statutory reserve	382,280	336,180
Available-for-sale reserve	(216,432)	(2,288)
Total	**165,848**	**333,892**

According to the Bank's articles of association (article 26) as amended in May 2008, the Bank is required to transfer 5% of its annual net profit to the statutory reserve, until the reserve amounts to 50% of share capital. This reserve can only be used to offset losses according to article 44 of Law 2190/1920.

35. Retained earnings

a. Included in retained earnings are gains for the sale of listed shares and other non-taxable income or special taxable income that is not subject to tax and will not be distributed.

The reserves which were formed by 31 December 2005, have been taxed.

The reserves which were formed during 2007 and thereafter are subject to tax at the rate applicable to the Bank (Law 3634/2008).

The reserves which have been subject to tax may be distributed or capitalized without any further tax liability.

b. According to the article 3 paragraph 1 of Law 148/1967 entities are obliged to distribute each year dividends, unless decided otherwise by the Shareholders in general meeting, a minimum amount equal to 35% of the annual profits after the deduction of the statutory reserve appropriation and the gain from the sale of shares. The net profit arising from the valuation of financial instruments to fair value after deducting losses for the same reason is not included in the calculation of the dividend as defined by the relevant legislation.

According to paragraph 3 of article 1 of Law 3723/2008 relating to strength of liquidity in order to deal with the challenges of the credit crunch, the dividend distribution cannot exceed 35% as determined in the above law.

The ordinary General Shareholders' Meeting held on 3 April 2008, approved the distribution of a dividend for 2007 of € 0.90 per share. As at 31.12.2008, the total amount of € 362,199 has been deducted from retained earnings.

36. Treasury shares

The Bank pursuant to the decisions of prior years General Meeting of Shareholders, purchased during the first quarter of 2008, 8,123,677 treasury shares at a cost of € 167,551 (€ 20.63 per share).

Based on the decision of the general meeting of shareholders held on 3 April 2008 which approved the establishment of a share buy back program, for the period April 2008 - April 2010, the Bank acquired during 1.4 - 31.12.2008 13,998,747 treasury shares at a cost of € 242,839 (€ 17.35 per share).

On 30 June 2008, the Bank completed the sale of 16,439,066 treasury shares the cost of which amounted to € 341,405, through a private placement, which represented 4% of its issued share capital. The result of the above transaction has been recognized directly to the Retained earnings account of equity.

As at 31 December 2008 the Bank holds 5,683,358 treasury shares with a cost of € 68,985 (€ 12.14 per share).

The number of treasury shares and the cost are analyzed as follows:

	Number of shares	Cost	Percentage
Balance 31.12.2007			
Purchases 1.1 - 31.12.2008	22,122,424	410,390	5.38%
Sale 30.6.2008	(16,439,066)	(341,405)	(4.00%)
Balance 31.12.2008	**5,683,358**	**68,985**	**1.38%**

ADDITIONAL INFORMATION

37. Contingent liabilities and commitments

a) Legal issues

The Bank, in the ordinary course of business, is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax issues

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005.

The Bank's branches in Albania and Bulgaria have been audited by the tax authorities for the year up to and including 2007, while the London branch has been audited for all years up to and including 2005.

Additional taxes and penalties may be imposed for the unaudited years.

c) Operating leases

The Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	31.12.2008	31.12.2007
► Less than one year	28,498	25,410
► Between one and five years	88,492	70,904
► More than five years	78,732	57,918
Total	**195,722**	**154,232**

The total lease expense for 2008 relating to rental of buildings amounts to € 35,208 (2007: € 27,407) and are included in "General administrative expenses".

The Bank as a lessor

The Bank's receivables from leases relate to buildings leased either to group companies or third parties.

The minimum future revenues are:

	31.12.2008	31.12.2007
► Less than one year	3,788	3,720
► Between one and five years	8,767	10,307
► More than five years	6,054	7,218
Total	**18,609**	**21,245**

The lease revenues for the year 2008 amount to € 3,896 (2007: € 3,397), and are included in "Other income".

d) Off balance sheet liabilities

	31.12.2008	31.12.2007
Letters of guarantee	6,253,944	5,453,629
Letters of credit	104,567	82,857
Credit commitments	16,912,309	16,386,205
Guarantees relating to bonds issued by subsidiaries of the Bank	17,328,137	20,485,817
Total	**40,598,957**	**42,408,508**

e) Assets pledged

	31.12.2008	31.12.2007
Loans to customers	964,490	800,490
Securities from reserve repos	400,000	
Financial assets at fair value through profit and loss	60,964	
Investment secutities	5,632,896	160,000
Total	**7,058,350**	**960,490**

The Bank has collaterized customer loans to the Bank of Greece in accordance with the Monetary Policy Council Act no 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act 61/6.12.2006 with this act the Bank of Greece accepts as collateral for monetary policy purposes and intraday credit non-marketable assets which should meet the terms and conditions of the above act.

From the investment securities portfolio € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance.

The above mentioned financial assets measured at fair value through profit or loss derived from reserve repos and investments securities are pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET) and in the European Central Bank's main refinancing operations.

Securities amounting € 3.5 billion, included in the above amounts and issued due to the securitization of mortgage and consumer loans, are held by the Bank. The above securities are not presented in "Investment Securities" but are presented net from the Banks' liabilities to special purpose entities that have issued these securities.

f) Other pledges

On 7 May 2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of the American Law, which will be offered to institutional investors. The issuer will be Alpha Group Jersey Limited a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded in Luxembourg's stock exchange. The program is not yet active.

38. Segment reporting

a. Analysis by sector

(Millions of Euro)

1.1. - 31.12.2008

	Total	Retail Banking	Corporate Banking	Asset Management/Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	1,350.5	1,003.2	272.2	1.9	32.2	41.0	0.0
Commission	317.1	173.3	83.3	35.3	18.3	6.9	0.0
Other income	75.5	11.6	10.7	1.2	(34.2)	3.1	83.1
Total income	**1,743.1**	**1,188.1**	**366.2**	**38.4**	**16.3**	**51.0**	**83.1**
Expenses	**(852.3)**	**(592.4)**	**(118.1)**	**(23.3)**	**(22.7)**	**(48.2)**	**(47.6)**
Impairment	(495.4)	(278.9)	(203.2)			(13.3)	
Profit before income tax	**395.4**	**316.8**	**44.9**	**15.1**	**(6.4)**	**(10.5)**	**35.5**
Assets	66,738.2	24,129.1	18,890.9	235.8	19,555.1	1,706.6	2,220.7
Liabilities	64,368.8	36,750.7	2,714.2	1,757.9	20,006.8	799.3	2,339.9
Capital expenditure	116.7	80.8	22.0	1.4	1.6	10.9	
Depreciation and Amortization	57.6	39.8	10.9	0.7	0.8	5.4	0.0

1.1. - 31.12.2007

	Total	Retail Banking	Corporate Banking	Asset Management/Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	1,227.7	921.0	246.8	3.6	31.5	24.8	
Commission	321.9	162.7	89.7	51.8	11.9	5.8	
Other income	37.5	18.1	5.0	2.4	26.8	0.9	(15.7)
Total income	**1,587.1**	**1,101.8**	**341.5**	**57.8**	**70.2**	**31.5**	**(15.7)**
Expenses	(778.9)	(551.8)	(99.3)	(31.3)	(22.6)	(22.5)	(51.4)
Impairment	(194.6)	(115.7)	(78.9)				

Profit before income tax	613.6	434.3	163.3	26.5	47.6	9.0	(67.1)
Assets	54,039.1	19,696.4	16,858.3	181.5	14,327.2	1,051.2	1,924.5
Liabilities	51,298.9	29,916.7	2,078.8	1,199.8	14,805.3	697.5	2,600.8
Capital expenditure	98.6	72.7	17.0	1.3	1.2	6.4	
Depreciation and Amortization	51.2	37.6	9.1	0.8	0.6	3.1	

i. Retail banking

Includes all individuals (retail banking customers) of the Bank, professionals, and small companies.

The Bank offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through the Bank's private banking units.

In addition it offers a wide range of insurance products to individuals and corporations.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe

Consists of the Bank's branches operating in South Eastern Europe.

vi. Λοιπά

This segment consists of the Bank's administration section

b. Analysis by geographical sector

(millions of Euro)

31.12.2008

	Total	Greece	Other countries
Interest	1,350.5	1,303.2	47.3
Commission	317.1	309.0	8.1
Other income and income on financial transactions	75.5	70.3	5.2
Total income	**1,743.1**	**1,682.5**	**60.6**
Total expenses	**852.3**	**800.9**	**51.4**
Impairment	495.4	432.2	63.2
Profit before income tax	**395.4**	**449.4**	**(54.0)**
Assets	**66,738.2**	**63,096.6**	**3,641.6**

31.12.2007

	Total	Greece	Other countries
Interest	1,227.7	1,201.1	26.6
Commission	321.9	315.7	6.2
Other income and income on financial transactions	37.5	36.0	1.5
Total income	**1,587.1**	**1,552.8**	**34.3**
Total expenses	**(778.9)**	**(753.7)**	**(25.2)**
Impairment	(194.6)	(194.6)	
Profit before income tax	**613.6**	**604.5**	**9.1**
Assets	**54,039.1**	**52,607.2**	**1,431.9**

39. Financial risk management

The Bank has established a systematic and disciplined management framework for the reliable measurement of risk. Considering the stability and continuity of its operations, management places high priority on the goal of implementing and continuously improving this framework, in order to minimize potential negative effects on Bank's financial results.

The Board of Directors of the Bank has overall responsibility for the improvement and oversight of the Risk Management framework. Risk Management Committee is established, which meets on a quarterly basis and reports to the Board of Directors on its activities. The Risk Management Committee is responsible for the implementation and monitoring compliance with the risk management policies. The Bank re-examines the effectiveness of the risk management framework on a regular basis in order to ensure compliance with international best practices and regulatory framework.

In the Bank the risk management departments are under the authority of the Group's risk management director and are entitled with the responsibility for the implementation of the risk management framework, according to the directions of the Risk Management Committee.

39.1 Credit risk

Credit risk is the risk of financial loss to the Bank if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk is considered the most significant risk for the Bank, and its continuous monitoring is management's first priority.

The Bank in order to effectively manage credit risk has developed specific methodologies and systems to measure credit risk. These systems and methodologies are continuously evolving so as to provide to the maximum extent possible current and productive support in the decisions making process of the business units in order to avoid possible adverse consequences on the result of the Bank.

The main tool for the measurement of credit risk is the credit risk grading system. Current systems use both quantitative and qualitative criteria of measurement and also criteria of transactional behavior in order to report customer probabilities of loss given defaults. Respective models are continuously improved in order for the total loan portfolio to be included in the new system of internal grading imposed by capital adequacy requirements. The credit grading system consists of nine basic grades. Additionally, the Bank uses ratings provided by International Rating Agencies.

At the same time, statistical models are being developed in order to calculate loss given default and the exposure at default.

Credit risk rating also determine both credit limits and collaterals and it is systematically reassessed on a six or twelve month basis. The reassessment is based on the customer's credit worthiness and on any new information and events that may have a significant impact on the level of credit risk.

Credit risk grading systems are being constantly tested qualitatively in order to assure at every turn their ability. At the same time the Bank performs stress testing exercises concerning credit risk on a regular basis. Based on respective stress testing an estimation is provided of the size of financial losses that could occur under extreme transactional behavior of the clients. Additionally, on regular basis large exposures are monitored and management and the Board of Directors are informed.

The Bank assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically the above mentioned procedures include the following steps:

a) Establishment of events that provide objective evidence that a loan is impaired (trigger events)

b) The criteria for assessment on an individual or collective basis

c) Methodology in determing future cash flows from impaired loans.

d) Interest income recognition

e) Recoveries

In note 1.12 "Impairment losses on loans and advances" the accounting principles applied for loan impairment are described in detail.

FINANCIAL INSTRUMENTS CREDIT RISK

	31.12.2008			31.12.2007		
	Exposure before impairment	Impairment	Net exposure to credit risk	Exposure before impairment	Impairment	Net exposure to credit risk
A. Credit risk exposure relating to on-balance sheet items						
Due from Banks	8,420,793		8,420,793	7,349,675		7,349,675
Loans and advances to customers:						
Individuals:						
• Mortgages	11,176,529	78,536	11,097,993	9,741,095	51,641	9,689,454
• Consumer	3,595,776	118,495	3,477,281	2,922,529	72,940	2,849,589
• Credit cards	1,229,778	52,899	1,176,879	1,046,941	53,039	993,902
• Other loans	96,770		96,770	100,031		100,031
Total	16,098,853	249,930	15,848,923	13,810,596	177,620	13,632,976
Companies:						
• Corporate loans	26,615,726	764,216	25,851,510	21,900,097	426,321	21,473,776
• Other receivables	488,845		488,845	166,342	5,220	161,122
	27,104,571	764,216	26,340,355	22,066,439	431,541	21,634,898
Total	43,203,424	1,014,146	42,189,278	35,877,035	609,161	35,267,874
Financial assets at fair value through profit of loss:						
• Government bonds	73,936		73,936	236,340		236,340
• Other debt securities	12,944		12,944	28,448		28,448
• Derivative financial instruments	494,386		494,386	384,466		384,466
Total	581,266		581,266	649,254		649,254
Investment Securities:						
• Available-for-sale (government bonds)	239,757		239,757	1,856,217		1,856,217
• Available-for-sale (other)	5,767,800		5,767,800	4,344,648		4,344,648
• Available-for-sale (other variable yield securities)	26,340		26,340	30,668		30,668
• Held to maturity (government bonds)	1,805,579		1,805,579			
• Held to maturity (other)	2,683,130		2,683,130			
Total	10,522,606		10,522,606	6,231,533		6,231,533
Total amount of on balance sheet items exposed to credit risk (a)	**62,728,089**	**1,014,146**	**61,713,943**	**50,107,497**	**609,161**	**49,498,336**
Other on-balance sheet items not exposed to credit risk	5,024,231		5,024,231	4,540,800		4,540,800
Total Assets	**67,752,320**	**1,014,146**	**66,738,174**	**54,648,297**	**609,161**	**54,039,136**
B. Credit risk exposure relating to off balance sheet items:						
Letters of guarantee and letters of credit	6,358,511	4,200	6,354,311	5,536,486	45,929	5,490,557
Undrawn credit facilities	16,912,309		16,912,309	16,386,205		16,386,205
Guarantees relating to bonds issued by subsidiaries of the Bank	17,328,137		17,328,137	20,485,817		20,485,817
Total amount of off balance sheet items exposed to credit risk (b)	**40,598,957**	**4,200**	**40,594,757**	**42,408,508**	**45,929**	**42,362,579**
Total credit risk exposure (a+b)	**103,327,046**	**1,018,346**	**102,308,700**	**92,516,005**	**655,090**	**91,860,915**

[1] Undrawn credit facilities as of 31.12.2008 include an amount of € 601 million (31.12.2007 € 531 million) which are committed limits that cannot be cancelled in cases where it becomes apparent that the counterparty will fail to meet their contractual obligations.

LOANS AND ADVANCES TO CUSTOMERS – Analysis of past due amounts

	31.12.2008			
	Neither past due nor impaired	**Past due but not impaired**	**Impaired**	**Total**
Loans and advances to individuals				
· Mortgages				
Performing loans	9,595,938			9,595,938
Past due 1-90 days		1,201,623		1,201,623
Past due >90 days			378,968	378,968
	9,595,938	**1,201,623**	**378,968**	**11,176,529**
· Credit cards, consumer and other loans				
Performing loans	4,019,525			4,019,525
Past due 1-90 days		641,346		641,346
Past due >90 days			261,453	261,453
	4,019,525	**641,346**	**261,453**	**4,922,324**
Corporate loans				
Performing loans	23,391,103		299,945	23,691,048
Past due 1-90 days		2,236,443	82,781	2,319,224
Past due >90 days		218,705	875,594	1,094,299
	23,391,103	**2,455,148**	**1,258,320**	**27,104,571**
Total portfolio				
Performing loans	37,006,566		299,945	37,306,511
Past due 1-90 days		4,079,412	82,781	4,162,193
Past due >90 days		218,705	1,516,015	1,734,720
Total	**37,006,566**	**4,298,117**	**1,898,741**	**43,203,424**

	31.12.2007			
	Neither past due nor impaired	**Past due but not impaired**	**Impaired**	**Total**
Loans and advances to individuals				
· Mortgages				
Performing loans	8,486,531			8,486,531
Past due 1 - 90 days		997,867		997,867
Past due > 90 days			256,697	256,697
	8,486,531	**997,867**	**256,697**	**9,741,095**
· Credit cards, consumer and other loans				
Performing loans	3,486,190			3,486,190
Past due 1 - 90 days		405,368		405,368
Past due > 90 days			177,943	177,943
	3,486,190	**405,368**	**177,943**	**4,069,501**
Corporate loans				
Performing loans	18,921,994		240,585	19,162,579
Past due 1 - 90 days		1,849,329	84,852	1,934,181
Past due > 90 days		260,267	709,412	969,679
	18,921,994	**2,109,596**	**1,034,849**	**22,066,439**
Total portfolio				
Performing loans	30,894,715		240,585	31,135,300
Past due 1 - 90 days		3,252,564	84,852	3,337,416
Past due > 90 days		260,267	1,144,052	1,404,319
Total	**30,894,715**	**3,512,831**	**1,469,489**	**35,877,035**

LOANS AND ADVANCES TO CUSTOMERS – Neither past due or impaired

	31.12.2008			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Low risk	9,595,938	4,019,525	22,621,610	36,237,073
Under surveillance			769,493	769,493
Total	**9,595,938**	**4,019,525**	**23,391,103**	**37,006,566**

	31.12.2007			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Low risk	8,486,531	3,486,190	18,296,246	30,268,967
Under surveillance			625,748	625,748
Total	**8,486,531**	**3,486,190**	**18,921,994**	**30,894,715**

This category includes loans that have indications that the counterparty will not be able to meet their contractual obligations, accounts were a settlement was agreed during the last 12 months, and they are subsequently meeting their obligations. These loans amounted to € 160,335 million as at 31.12.2008 (31.12.2007: € 46,665).

LOANS AND ADVANCES TO CUSTOMERS – Past due or impaired

	31.12.2008			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Past due 1 - 90 days	1,201,623	641,346	2,236,443	4,079,412
Past due > 90 days			218,705	218,705
Total	**1,201,623**	**641,346**	**2,455,148**	**4,298,117**
Fair value of collaterals	**1,805,614**	**6,125**	**3,781,443**	**5,593,182**

	31.12.2007			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Past due 1 - 90 days	997,867	405,368	1,849,329	3,252,564
Past due > 90 days			260,267	260,267
Total	**997,867**	**405,368**	**2,109,596**	**3,512,831**
Fair value of collaterals	**1,527,534**	**89,843**	**2,942,557**	**4,559,934**

LOANS AND ADVANCES TO CUSTOMERS – Impaired

	31.12.2008			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Carrying amount before impairment	378,968	261,453	1,258,320	1,898,741
Allowance of impairment	(78,536)	(171,394)	(764,216)	(1,014,146)
Carrying amount	**300,432**	**90,059**	**494,104**	**884,595**
Fair value of collaterals	**347,965**	**15,000**	**1,144,303**	**1,507,268**

	31.12.2007			
	Mortgage	Credit cards, consumer and other loans	Corporate Loans	Total
Carrying amount before impairment	256,697	177,943	1,034,849	1,469,489
Allowance of impairment	(51,641)	(125,979)	(431,541)	(609,161)
Carrying amount	**205,056**	**51,964**	**603,308**	**860,328**
Fair value of collaterals	**236,794**	**21,206**	**951,098**	**1,209,098**

DUE FROM BANKS: DERIVATIVE FINANCIAL INSTRUMENTS AND DEBT SECURITIES

	31.12.2008					
	Due from Banks	Trading securities	Derivatives financial instruments	Available for sale	Held to maturity	Total
AAA			34,892	1,244	170,391	206,527
AA- to AA+	520,029		1,261	13,962	306,390	841,642
A- to A+	6,838,709	79,457	258,314	5,788,336	3,077,895	16,042,711
Lower than A-	1,062,055	7,423	2,786	230,355	934,033	2,236,652
Unrated			197,133			197,133
Total	**8,420,793**	**86,880**	**494,386**	**6,033,897**	**4,488,709**	**19,524,665**

	31.12.2007					
	Due from Banks	Trading securities	Derivatives financial instruments	Available for sale	Held to maturity	Total
AAA				81,305		81,305
AA- to AA+	400,905		266,664	10,000		677,569
A- to A+	5,497,986	246,148	54,622	5,274,148		11,072,904
Lower than A-	1,450,784	18,640	347	866,080		2,335,851
Unrated			62,833			62,833
Total	**7,349,675**	**264,788**	**384,466**	**6,231,533**		**14,230,462**

The above do not present delays and no impairment exists after relevant tests.

In the following tables are presented the financial instruments carrying amounts by industry sectors of the counterparties.

FINANCIAL INSTRUMENTS CREDIT RISK – Analysis by industry sector

31.12.2008

	Financial Institutions and other financial services	Manufacturing	Construction and real estate	Wholesale and retail trade	Public sector	Transportation	Shipping	Hotels - Tourism	Other sectors	Individuals	Total
Credit risk exposure relating to on-balance sheet items											
Due from banks	8,420,793										8,420,793
Loans and advances to customers:											
Individuals:											
• Mortgage										11,176,529	11,176,529
• Credit cards and consumer										4,825,554	4,825,554
• Other receivables										96,770	96,770
Total										16,098,853	16,098,853
Corporate loans and other receivables	2,506,433	5,532,747	2,927,067	6,549,900	173,721	2,283,759	1,634,610	2,095,491	3,400,843		27,104,571
Total	2,506,433	5,532,747	2,927,067	6,549,900	173,721	2,283,759	1,634,610	2,095,491	3,400,843	16,098,853	43,203,424
Financial assets at fair value through profit or loss:											
• Debt securities	12,505			439	73,936						86,880
• Derivative financial instruments	420,228								74,158		494,386
Total	432,733			439	73,936				74,158		581,266
Investment securities											
• Available-for-sale	5,673,888		26,104	42,423	230,839				60,643		6,033,897
• Held to maturity	2,315,481	119,100	123,459	72,213	1,858,456						4,488,709
Total	7,989,369	119,100	149,563	114,636	2,089,295				60,643		10,522,606
Total carrying amount of on balance sheet items exposed to credit risk (a)	**19,349,328**	**5,651,847**	**3,076,630**	**6,664,975**	**2,336,952**	**2,283,759**	**1,634,610**	**2,095,491**	**3,535,644**	**16,098,853**	**62,728,089**
Other on-balance sheet items not exposed to credit risk									5,024,231		5,024,231
Total assets	**19,349,328**	**5,651,847**	**3,076,630**	**6,664,975**	**2,336,952**	**2,283,759**	**1,634,610**	**2,095,491**	**8,559,875**	**16,098,853**	**67,752,320**
Credit risk exposure relating to on-balance sheet items:											
Letters of guarantee and letters of credit	28,256	1,257,194	2,215,825	1,189,493	11,106	62,074	61,997	114,441	1,418,125		6,358,511
Undrawn credit facilities									16,912,309		16,912,309
Guarantees for bonds issued by subsidiaries of the Bank									17,328,137		17,328,137
Total carrying amount of off balance sheet items exposed to credit risk (b)	**28,256**	**1,257,194**	**2,215,825**	**1,189,493**	**11,106**	**62,074**	**61,997**	**114,441**	**35,658,571**		**40,598,957**
Total credit risk exposure (a+b)	**19,377,584**	**6,909,041**	**5,292,455**	**7,854,468**	**2,348,058**	**2,345,833**	**1,696,607**	**2,209,932**	**39,194,215**	**16,098,853**	**103,327,046**

FINANCIAL INSTRUMENTS CREDIT RISK – Analysis by industry sector

31.12.2007

	Financial Institutions and other financial services	Manufacturing	Construction and real estate	Wholesale and retail trade	Public sector	Transportation	Shipping	Hotels - Tourism	Other sectors	Individuals	Total
Credit risk exposure relating to on-balance sheet items											
Due from banks	7,349,675										7,349,675
Loans and advances to customers:											
Individuals:											
• Mortgage										9,741,095	9,741,095
• Credit cards and consumer										3,969,470	3,969,470
• Other receivables										100,031	100,031
Total										13,810,596	13,810,596
Corporate loans and other receivables	2,490,290	4,529,146	1,901,826	5,582,347	162,472	1,935,614	1,360,515	1,943,729	2,160,500		22,066,439
Total loans and advances to customers	2,490,290	4,529,146	1,901,826	5,582,347	162,472	1,935,614	1,360,515	1,943,729	2,160,500	13,810,596	35,877,035
Securities held for trading											
• Debt securities					236,340				28,448		264,788
• Derivative financial instruments	324,929								59,537		384,466
Total	324,929				236,340				87,985		649,254
Investment securities											
• Available-for-sale	3,946,821	82,100		80,246	1,856,217				266,149		6,231,533
Total carrying amount of on balance sheet items exposed to credit risk (a)	**14,111,715**	**4,611,246**	**1,901,826**	**5,662,593**	**2,255,029**	**1,935,614**	**1,360,515**	**1,943,729**	**2,514,634**	**13,810,596**	**50,107,497**
Other on-balance sheet items not exposed to credit risk									4,540,800		4,540,800
Total assets	**14,111,715**	**4,611,246**	**1,901,826**	**5,662,593**	**2,255,029**	**1,935,614**	**1,360,515**	**1,943,729**	**7,055,434**	**13,810,596**	**54,648,297**
Credit risk exposure relating to off-balance sheet items:											
Letters of guarantee and letters of credit	6,188	676,299	887,606	750,258	2,414	10,203	38,700	123,970	3,040,848		5,536,486
Undrawn credit facilities									16,386,205		16,386,205
Guarantees for bonds issued by subsidiaries of the Bank									20,485,817		20,485,817
Total carrying amount of off balance sheet items exposed to credit risk (b)	**6,188**	**676,299**	**887,606**	**750,258**	**2,414**	**10,203**	**38,700**	**123,970**	**39,912,870**		**42,408,508**
Total credit risk exposure (a+b)	**14,117,903**	**5,287,545**	**2,789,432**	**6,412,851**	**2,257,443**	**1,945,817**	**1,399,215**	**2,067,699**	**42,427,504**	**13,810,596**	**92,516,005**

39.2. Market risk

Market risk is the risk of losses arising from unfavourable changes in interest rates, foreign exchange rates, stock exchange indexes, equity prices and commodities. Losses may also occur either from the trading portfolio or from the banking book.

i. Trading portfolio

The market risk is measured by the Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

1 day value at risk, 99% confidence level (2 years historical data)

	2008					2007
	Foreign currency risk	Interest rate risk	Price risk	Covariance	Total	Total
31 December	418,401	1,085,578	189,006	(17,623)	1,675,362	320,791
Average daily value (annual)	246,199	2,006,198	302,964	(485,090)	2,070,271	1,019,495
Maximum daily value (annual)	57,275	3,460,779	645,807	(439,967)	3,723,894	3,027,642
Minimum daily value (annual)	95,617	651,307	102,094	(268,428)	580,590	223,039

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Asset and Liability Management Committee (ALCO), exposure limits and maximum loss (stop loss) for various products of the trading portfolio have been set. In particular the following limits have been set for the following risks:

- Foreign currency risk regarding spot and forward positions.
- Interest rate risk regarding positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk regarding position in shares, index Futures and options.
- Credit risk regarding interbank transactions, corporate bonds and emerging market Government bonds.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

ii. Other financial instruments of assets and liabilities

Apart from the trading portfolio market risk may also arise from the Banking Book from the analysis. This risk is foreign currency risk and interest rate risk.

a. Foreign currency risk

The Bank takes on exposures to effects of fluctuations in foreign exchange rates.

The General Management of the Bank sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on balance sheet position and derivatives forward position as presented in the tables below:

31.12.2008

	USD	GBP	CHF	JPY	RON	RSD	OTHER F/C	EURO	Total
ASSETS									
Cash and balances with Central Banks	8,719	946	308	84			59,053	1,654,971	1,724,081
Due from banks	1,611,240	84,710	1,791,341	5,402	210,018	2	15,729	4,702,351	8,420,793
Financial asset at fair value through profit or loss	2,747						6,985	77,148	86,880
Derivative financial instruments								494,386	494,386
Loans and advances to customers	2,126,648	300,188	452,703	41,891	65,376		165,862	39,036,610	42,189,278
Investment Securities									
- Available-for-sale	39,361	472	16,635	11,406			91,493	5,874,530	6,033,897
- Held to maturity	523,911							3,964,798	4,488,709
Investments in subsidiaries, associates and joint ventures	3,028	54,135			133,417	247,687	139,400	1,173,235	1,750,902
Investment property								42,195	42,195
Property, plant and equipment							38,609	610,843	649,452
Goodwill and other intangible assets							5,915	62,808	68,723
Deferred tax assets								316,069	316,069
Other assets	609	29,206	41		942		(139)	388,867	419,526
Non-current assets held for sale								53,283	53,283
Total Assets	**4,316,263**	**469,657**	**2,261,028**	**58,783**	**409,753**	**247,689**	**522,907**	**58,452,094**	**66,738,174**
LIABILITIES									
Due to banks and costumers	4,456,064	271,251	25,108	1,191,367	83		526,115	38,230,075	44,700,063
Derivative financial instruments								804,172	804,172
Debt securities in issue and other borrowed funds	71,743	1,051	102,390	240,196	217,313		139,411	16,623,542	17,395,646
Liabilities for current income tax and other taxes								97,855	97,855
Deferred tax liabilities								158,212	158,212
Other liabilities	2,358	28,453	220	537	549		(6,991)	1,179,336	1,204,462
Provisions								8,415	8,415
Total liabilities	**4,530,165**	**300,755**	**127,718**	**1,432,100**	**217,945**		**658,535**	**57,101,607**	**64,368,825**
Net on-balance sheet position	(213,902)	168,902	2,133,310	(1,373,317)	191,808	247,689	(135,628)	1,350,487	2,369,349
Derivatives forward foreign exchange position	217,065	(182,761)	(2,138,687)	1,370,877	(230,859)		288,157	696,936	20,728
Total Foreign Exchange Position	**3,163**	**(13,859)**	**(5,377)**	**(2,440)**	**(39,051)**	**247,689**	**152,529**	**2,047,423**	**2,390,077**
Undrawn credit facilities	61,966	80,190					17,244	16,752,909	16,912,309

	31.12.2007						
	USD	GBP	CHF	JPY	OTHER F/C	EURO	Total
ASSETS							
Cash and balances with Central Banks	7,463	1,129	325	35	49,814	1,591,561	1,650,327
Due from banks	541,625	164,192	1,097,502	(4,112)	478,149	5,072,319	7,349,675
Financial asset at fair value through profit or loss	2,362				9,704	252,722	264,788
Derivative financial instruments						384,466	384,466
Loans and advances to customers	2,053,940	380,546	374,790	26,385	110,339	32,321,874	35,267,874
Investment Securities							
- Available-for-sale	691,101				96,516	5,512,760	6,300,377
Investments in subsidiaries, associates and joint ventures	2,953	57,403			290,662	1,275,082	1,626,100
Investment property						42,370	42,370
Property, plant and equipment					*18,925*	*584,906*	*603,831*
Goodwill and other intangible assets		365			1,024	54,447	55,836
Deferred tax assets						158,160	158,160
Other assets	5,299	763	250	1	3,275	271,038	280,626
Non-current assets held for sale						54,706	54,706
Total Assets	**3,304,743**	**604,398**	**1,472,867**	**22,309**	**1,058,408**	**47,576,411**	**54,039,136**
LIABILITIES							
Due to banks and costumers	4,136,488	344,069	14,184	822,950	602,655	23,052,104	28,972,450
Derivative financial instruments						383,129	383,129
Debt securities in issue and other borrowed funds	264,010		91,723	183,704	379,613	19,602,926	20,521,976
Liabilities for current income tax and other taxes						127,863	127,863
Deferred tax liabilities						82,960	82,960
Employee defined benefit obligations						*3,733*	*3,733*
Other liabilities	5,694	393	396	411	1,251	1,150,867	1,159,012
Provisions						47,796	47,796
Total liabilities	**4,406,192**	**344,462**	**106,303**	**1,007,065**	**983,519**	**44,451,378**	**51,298,919**
Net on-balance sheet position	(1,101,449)	259,936	1,366,564	(984,756)	74,889	3,125,033	2,740,217
Derivatives forward foreign exchange position	1,123,294	(291,357)	(1,371,230)	979,824	(168,244)	(89,267)	183,020
Total Foreign Exchange Position	**21,845**	**(31,421)**	**(4,666)**	**(4,932)**	**(93,355)**	**3,035,766**	**2,923,237**
Undrawn credit facilities	95,061	25,667			10,668	16,254,809	16,386,205

The Bank's high exposure in other currencies is primarily due to the UAH/EUR position.

The net foreign exchange position as at 31.12.2008 presents the following sensitivity analysis:

Currency	Exchange rate variation scenario against Euro(%)	Impact on net income before tax
	Aprreciation of USD 5%	166
USD	Depreciation of USD 5%	(151)
	Aprreciation of GBP 5%	(729)
GBP	Depreciation of GBP 5%	660
	Aprreciation of RON 5%	(2.055)
RON	Depreciation of RON 5%	1.860
	Aprreciation of RSD 5%	13.036
RSD	Depreciation of RSD 5%	(11.795)
	Aprreciation of UAH 5%	7.337
UAH	Depreciation of UAH 5%	(6.638)

b. Interest rate risk

Gap analysis is performed in order to examine the interest rate risk of assets and liabilities. Assets and liabilities are allocated into time bands according to their repricing date for variable interest rate instruments, or according to their maturity date for fixed rate instruments.

GAP Analysis of assets and liabilities is set out in the table below:

	31.12.2008							
	Less than 1 month	**1 to 3 months**	**3 to 6 months**	**6 to 12 months**	**1 to 5 years**	**More than 5 years**	**Non-interest bearing**	**Total**
ASSETS								
Cash and balances with Central Banks	1,183,095						540,986	1,724,081
Due from banks	5,004,463	1,988,461	298,011	337,239	785,503	7,116		8,420,793
Financial asset at fair value through profit or loss	4,682		68,225	3,639	4,759	5,575		86,880
Derivative financial instruments	494,386							494,386
Loans and advances to customers	22,885,207	5,617,721	4,047,395	2,285,263	6,453,809	899,883		42,189,278
Investment Securities								
- Available-for-sale	4,765,406	592,072	273,942	96,316	210,324	40,173	55,664	6,033,897
- Held to maturity	667,966	1,182,592	1,682,605	139,956	354,213	461,377		4,488,709
Investments in subsidiaries, associates and joint ventures							1,750,902	1,750,902
Investment property							42,195	42,195
Property, plant and equipment							649,452	649,452
Goodwill and other intangible assets							68,723	68,723
Deferred tax assets							316,069	316,069
Other assets							419,526	419,526
Non-current assets held for sale							53,283	53,283
Total Assets	**35,005,205**	**9,380,846**	**6,370,178**	**2,862,413**	**7,808,608**	**1,414,124**	**3,896,800**	**66,738,174**
Liabilities								
Due to banks	8,086,854	2,633,867	115,583	47,665				10,883,969
Derivatives financial instruments	804,172							804,172
Due to customers	22,936,232	6,557,914	2,448,552	1,036,960	696,545	139,891		33,816,094
Debt securities in issue and other borrowed funds	9,158,844	7,606,613	619,634	10,555				17,395,646
Liabilities for current income tax and other taxes							97,855	97,855
Deferred tax liabilities							158,212	158,212
Other liabilities							1,204,462	1,204,462
Provisions							8,415	8,415
Total Liabilities	**40,986,102**	**16,798,394**	**3,183,769**	**1,095,180**	**696,545**	**139,891**	**1,468,944**	**64,368,825**
EQUITY								
Share capital							1,931,590	1,931,590
Share premium								
Reserves							165,848	165,848
Retained earnings							340,896	340,896
Treasury shares							(68,985)	(68,985)
Total Equity							**2,369,349**	**2,369,349**
Total Liabilities and Equity	40,986,102	16,798,394	3,183,769	1,095,180	696,545	139,891	3,838,293	66,738,174
GAP	**(5,980,897)**	**(7,417,548)**	**3,186,409**	**1,767,233**	**7,112,063**	**1,274,233**	**58,707**	
CUMULATIVE GAP	**(5,980,897)**	**(13,398,445)**	**(10,212,036)**	**(8,444,803)**	**(1,332,740)**	**(58,707)**		

	31.12.2007							
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,273,667						376,660	1,650,327
Due from banks	4,278,703	1,619,996	500,885	364,180	579,007	6,904		7,349,675
Financial asset at fair value through profit or loss	2,147	1,296	24,326	1,114	44,081	191,824		264,788
Derivative financial instruments	384,466							384,466
Loans and advances to customers	20,098,772	4,919,167	3,089,640	951,173	6,028,332	180,790		35,267,874
Investment Securities								
- Available-for-sale	3,021,988	955,633	1,775,414	116,317	101,335	260,718	68,972	6,300,377
Investments in subsidiaries, associates and joint ventures							1,626,100	1,626,100
Investment property							42,370	42,370
Property, plant and equipment							603,831	603,831
Goodwill and other intangible assets							55,836	55,836
Deferred tax assets							158,160	158,160
Other assets							280,626	280,626
Non-current assets held for sale							54,706	54,706
Total Assets	**29,059,743**	**7,496,092**	**5,390,265**	**1,432,784**	**6,752,755**	**640,236**	**3,267,261**	**54,039,136**
LIABILITIES								
Due to banks	3,531,555	1,520,321	557,671	27,884	131			5,637,562
Derivatives financial instruments	383,129							383,129
Due to customers	19,384,594	1,986,757	802,867	337,192	823,478			23,334,888
Debt securities in issue and other borrowed funds	12,237,861	7,727,744	532,051	20,920	3,400			20,521,976
Liabilities for current income tax and other taxes							127,863	127,863
Deferred tax liabilities							82,960	82,960
Employee defined benefit obligations							3,733	3,733
Other liabilities							1,159,012	1,159,012
Provisions							47,796	47,796
Total Liabilities	**35,537,139**	**11,234,822**	**1,892,589**	**385,996**	**827,009**		**1,421,364**	**51,298,919**
EQUITY								
Share capital							1,602,809	1,602,809
Share premium							184,033	184,033
Reserves							333,892	333,892
Retained earnings							619,483	619,483
Treasury shares								
Total Equity							**2,740,217**	**2,740,217**
Total Liabilities and Equity	**35,537,139**	**11,234,822**	**1,892,589**	**385,996**	**827,009**		**4,161,581**	**54,039,136**
GAP	**(6,477,396)**	**(3,738,730)**	**3,497,676**	**1,046,788**	**5,925,746**	**640,236**	**(894,320)**	
CUMULATIVE GAP	**(6,477,396)**	**(10,216,126)**	**(6,718,450)**	**(5,671,662)**	**254,084**	**894,320**		

GAP Analysis allows an immediate calculation of changes in net interest income and equity for available-for-sale securities upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's base interest rates.

Currency	Interest rate variation scenario (parallel fall or rise in yield curves)	Sensitivity for net interest income (annual)	Sensitivity of equity
EUR	+ 50 basis points	(3,879)	(6,361)
	- 50 basis points	3,879	6,442
USD	+ 50 basis points	(2,863)	(273)
	- 50 basis points	2,863	278
GBP	+ 50 basis points	(345)	(1)
	- 50 basis points	345	1

39.3 Liquidity risk (liquidity gap analysis)

Liquidity risk relates to the Bank's ability to maintain sufficient funds to cover its obligations.

A substantial portion of the Bank's assets are funded with customer deposits and bonds issued by the Group. This type of funding comprises two categories:

a) Customer deposits for working capital purposes

Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand, the number of the accounts and type of depositors ensure that unexpected fluctuations are limited and that these deposits constitute mostly a stable deposit base.

b) Customer deposits and bonds issued for investment purposes

Customer deposits and bonds issued for investment purposes concern customer term deposits, customer repurchase agreements (repos) and sale of bonds issued by the Group.

In accordance with Liquidity Gap Analysis, cash flows arising from all assets and liabilities are estimated and allocated into time bands, depending on when they occur, with the exception of assets held for trading and available-for-sale securities. In the case of such portfolios, which are considered liquid, they are allocated in the first period using relevant haircuts.

The Liquidity Gap Analysis is given in the table below. It should be noted that term deposits are presented with their contractual due date. On total term deposits 80% is renewed at the expiration date and therefore are considered as a part of the stable deposit base.

	31.12.2008					
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years
ASSETS						
Cash and balances with Central Banks	1,724,081					1,724,081
Due from banks	2,812,374	1,225,127	226,845	419,363	3,737,084	8,420,793
Financial assets at fair value through profit or loss	82,536				4,344	86,880
Derivative financial instruments	494,386					494,386
Loans and advances to customers	1,797,686	1,578,429	1,786,873	2,416,257	34,610,033	42,189,278
Investment Securities						
- Available-for-sale	5,728,769				305,128	6,033,897
- Held to maturity	3,142,096				1,346,613	4,488,709
Investments in subsidiaries, associates and joint ventures					1,750,902	1,750,902
Investment property					42,195	42,195
Property, plant and equipment					649,452	649,452
Goodwill and other intangible assets					68,723	68,723
Deferred tax assets					316,069	316,069
Other assets	176,678		23,513	9,527	209,808	419,526
Non-current assets held for sale					53,283	53,283
Total Assets	**15,958,606**	**2,803,556**	**2,037,231**	**2,845,147**	**43,093,634**	**66,738,174**
LIABILITIES						
Due to banks	8,080,204	1,729,910	108,834	420,432	544,589	10,883,969
Derivatives financial instruments	804,172					804,172
Due to customers	10,691,788	6,830,772	2,920,617	2,019,209	11,353,708	33,816,094
Debt securities in issue and other borrowed funds	878,677	511,840	603,633	1,291,771	14,109,725	17,395,646
Liabilities for current income tax and other taxes	97,855					97,855
Deferred tax liabilities					158,212	158,212
Other liabilities	898,795	71,577	60,690	61,182	112,218	1,204,462
Provisions					8,415	8,415
Total Liabilities	**21,451,491**	**9,144,099**	**3,693,774**	**3,792,594**	**26,286,867**	**64,368,825**
EQUITY						
Total Equity					**2,369,349**	**2,369,349**
Total Liabilities and Equity	**21,451,491**	**9,144,099**	**3,693,774**	**3,792,594**	**28,656,216**	**66,738,174**
Liquidity gap	**(5,492,885)**	**(6,340,543)**	**(1,656,543)**	**(947,447)**	**14,437,418**	

	31.12.2007					
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years
ASSETS						
Cash and balances with Central Banks	1,650,327					1,650,327
Due from banks	3,168,792	450,145	443,267	560,924	2,726,547	7,349,675
Securities held for trading						
- Bonds	251,549				13,239	264,788
Derivative financial instruments	384,466					384,466
Loans and advances to customers	806,986	2,554,329	3,423,359	5,499,579	22,983,621	35,267,874
Investment Securities						
- Bonds classified in available for sale	5,890,821				310,043	6,200,864
- Shares classified in available for sale	89,562				9,951	99,513
Investments in subsidiaries, associates and joint ventures					1,626,100	1,626,100
Investment property					42,370	42,370
Property, plant and equipment					603,831	603,831
Goodwill and other intangible assets					55,836	55,836
Deferred tax assets					158,160	158,160
Other assets	4,503		14,414	157,593	104,116	280,626
Non-current assets held for sale					54,706	54,706
Total Assets	**12,247,006**	**3,004,474**	**3,881,040**	**6,218,096**	**28,688,520**	**54,039,136**
LIABILITIES						
Due to banks	3,526,414	1,051,730	551,096	32,385	475,937	5,637,562
Derivatives financial instruments	383,129					383,129
Due to customers	5,369,299	2,372,011	1,354,136	1,439,499	12,799,943	23,334,888
Debt securities in issue and other borrowed funds	457,103	42,707	12,576	698,538	19,311,052	20,521,976
Liabilities for current income tax and other taxes	19,599		101,880	6,384		127,863
Deferred tax liabilities					82,960	82,960
Employee defined benefit obligations					3,733	3,733
Other liabilities	983,091	53,830	33,521	64,493	24,077	1,159,012
Provisions					47,796	47,796
Total Liabilities	**10,738,635**	**3,520,278**	**2,053,209**	**2,241,299**	**32,745,498**	**51,298,919**
EQUITY						
Total Equity					**2,740,217**	**2,740,217**
Total Liabilities and Equity	**10,738,635**	**3,520,278**	**2,053,209**	**2,241,299**	**35,485,715**	**54,039,136**
Liquidity gap	**1,508,371**	**(515,804)**	**1,827,831**	**3,976,797**	**(6,797,195)**	

The financial liabilities cash flows including derivatives financial liabilities are allocated according to the remaining maturities. Estimated interest payments are also included. Liabilities in foreign currency have been translated into Euro. Specifically for derivatives outflows and inflows analysis is done according to contractual terms.

31.12.2008

	Total Balance Sheet	Nominal in flow/(outflow) To 1 month	2 to 3 months	4 to 6 months	7 to 12 months	more than 1 year	TOTAL
Liabilities - non-derivative							
Due to banks	10,883,969	(8,112,793)	(1,726,252)	(151,038)	(474,440)	(522,207)	(10,986,730)
Due to customers	33,816,094	(10,682,346)	(6,899,492)	(3,057,899)	(2,150,793)	(11,536,005)	(34,326,535)
Debt securities in issue and other borrowed funds	17,395,646	(772,548)	(715,458)	(967,054)	(1,812,461)	(16,595,546)	(20,863,067)
Other liabilities	1,204,462	(898,795)	(71,577)	(60,690)	(61,182)	(112,218)	(1,204,462)
Derivatives held for liabilities fair value hedge	47,551						
- Outflows		(1,370)	(7,392)	(9,935)	(23,734)	(355,462)	(397,893)
- Inflows		946	9,015	8,404	22,287	423,027	463,679
Derivatives held for assets fair value hedge	242,103						
- Outflows				(47,341)	(20,198)	(1,251,662)	(1,319,201)
- Inflows		5,266	8,971	16,381	33,500	1,209,035	1,273,153
Derivatives held for trading	514,518						
- Outflows		(2,042,892)	(1,477,314)	(148,858)	(253,383)	(1,536,746)	(5,459,193)
- Inflows		1,953,548	1,386,812	132,291	233,112	1,573,500	5,279,263
Total	**64,104,343**	**(20,550,984)**	**(9,492,687)**	**(4,285,739)**	**(4,507,292)**	**(28,704,284)**	**(67,540,986)**
Off Balance sheet items							
Unrecognized loans commitments		(601,320)					(601,320)
Financial guarantees		(84,104)	(26,682)	(11,986)	(11,651)	(95,223)	(229,646)
Total off Balance sheet items		**(685,424)**	**(26,682)**	**(11,986)**	**(11,651)**	**(95,223)**	**(830,966)**

		31.12.2007					
		Nominal in flow/(outflow)					
	Total Balance Sheet	**To 1 month**	**2 to 3 months**	**4 to 6 months**	**7 to 12 months**	**more than 1 year**	**TOTAL**
Liabilities - non-derivative							
Due to banks	5,637,562	(3,529,678)	(1,063,807)	(569,914)	(47,470)	(521,350)	(5,732,219)
Due to customers	23,334,888	(5,307,148)	(2,390,802)	(1,498,454)	(1,564,664)	(12,794,445)	(23,555,513)
Debt securities in issue and other borrowed funds	20,521,976	(484,301)	(213,314)	(218,814)	(1,063,621)	(23,435,353)	(25,415,403)
Other liabilities	1,159,012	(983,089)	(53,830)	(33,521)	(64,493)	(24,079)	(1,159,012)
Derivatives held for liabilities fair value hedge	103,670						
- Outflows		(2,618)	(14,647)	(6,575)	(19,459)	(811,865)	(855,164)
- Inflows		2,825	13,540	4,102	14,833	707,756	743,056
Derivatives held for assets fair value hedge	44,160						
- Outflows				(48,430)	(8,431)	(1,202,158)	(1,259,019)
- Inflows		7,810	5,839	13,598	27,061	1,158,024	1,212,332
Derivatives held for trading	235,299						
- Outflows		(1,952,215)	(220,187)	(258,722)	(134,078)	(865,372)	(3,430,574)
- Inflows		1,884,358	233,443	242,887	118,263	702,219	3,181,170
Total	**51,036,567**	**(10,364,056)**	**(3,703,765)**	**(2,373,843)**	**(2,742,059)**	**(37,086,623)**	**(56,270,346)**
Off Balance sheet items							
Unrecognized loans commitments		(531,063)					(531,063)
Financial guarantees		(57,532)	(32,597)	(12,626)	(14,166)	(75,203)	(195,124)
Total off Balance sheet items		**(588,595)**	**(32,597)**	**(12,626)**	**(14,166)**	**(75,203)**	**(726,187)**

39.4 Fair value of financial assets and liabilities

The table below presents the carrying amounts and the fair values of financial assets and liabilities which are not carried at fair value in the financial statements. For the remaining financial assets and liabilities carried at amortized cost the fair values are not substantially different from carrying amounts.

The fair value of loans is estimated based on the interbank market yield curves adjusted with the credit spread of loans.

The fair value of deposits is estimated based on the interbank market yield curves deducted with customers spread depending on form of the deposit.

Both loans and deposits future cash flows are discounted based on their duration and the respective interest rates.

	31.12.2008	
	Carrying amount	**Fair value**
ASSETS		
Loans and advances to customers	42,189,278	43,010,559
LIABILITIES		
Due to customers	33,816,094	33,903,163

40. Capital management - Capital Adequacy

The policy of the Bank is to maintain a strong capital base so as to maintain investors, creditor and market confidence and to sustain future development of the business.

The dividend policy is always examined in order to achieve the best balance between the higher return for the shareholder and the security affected by the sound capital position.

Share capital increases are performed through Shareholders General Meeting or Board of Directors decisions in accordance with articles of association or relevant laws.

Specifically, the Shareholders' General Meeting held on 6 June 2006 gave the authority to the Board of Directors for the period of four years to approve a share capital increase in accordance with Law 2190/1920 article 13.

The Bank is allowed to purchase treasury shares based on the terms and conditions of law.

The Bank uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included as regulatory own-funds. The cost of these securities is lower than share capital and adds value to the shareholders.

The Bank capital adequacy is monitored by the Bank of Greece to which the Bank reports on a quarterly basis.

The minimum capital adequacy ratios (Tier I and capital adequacy ratio) which the Bank must adhere to are established by decisions of the Governor of the Bank of Greece.

The calculation of capital adequacy from 1 January 2008 is determined under the new regulatory framework (Basel II), which have been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

	31.12.2008 Basel II	31.12.2007 Basel I
Tier I ratio	7.8%	6.5%
Capital adequacy ratio (Tier I + Tier II)	**9.6%**	**12.0%**

41. Related-party transactions

The Bank enters into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length and are approved by relevant Bank committees.

a. The outstanding balances of the transactions with members of the Board of Directors, their close family members and the controlled by these entities are as follows:

	31.12.2008	31.12.2007
Assets		
Loans and advances to customers	166,137	38,649
Liabilities		
Due to customers	71,915	43,123
Letters of guarantee	21,392	83

	From 1 January to	
	31.12.2008	31.12.2007
Interest and similar income	10,142	432
Interest expense and similar charges	2,760	1,131

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries

	31.12.2008	31.12.2007
Assets		
Due from banks	5,803,055	4,114,320
Financial assets at fair value through profit or loss	12,486	8,075
Derivative financial assets	10,330	2,003
Loans and advances to customers [1]	1,933,878	1,527,856
Available-for-sale securities	5,555,443	3,368,618
Other assets	511	
Total	**13,315,703**	**9,020,872**
Liabilities		
Due to banks	2,183,803	1,574,301
Due to customers	132,323	101,128
Derivative financial liabilities	778	87
Debt securities in issue and other borrowed funds	17,395,646	20,521,976
Other liabilities	2,260	1,196
Total	**19,714,810**	**22,198,688**
Letters of guarantee and other guarantees	**1,010,387**	**1,001,394**

	From 1 January to	
	31.12.2008	31.12.2007
Income		
Interest and similar income	515,650	247,092
Dividend income	72,897	43,915
Fee and commission income	36,712	51,356
Gains less losses on financial transactions	84,297	
Other income	2,558	3,006
Total	**712,114**	**345,369**
Expenses		
Interest expenses and similar charges	1,098,889	923,556
Commission expense	821	1,374
General administrative expenses	12,664	13,169
Total	**1,112,374**	**938,099**

[1] In "loans and advances to customers" are included € 131,382 from the off-setting of debt securities of "Alpha Covered Bond Plc" .and "Katanalotika Plc" held by the Bank, assets and liabilities from the securitization of mortgage and consumer loans, as well as the outstanding loans granted by the Bank to the above companies.

II. Associates

	31.12.2008	31.12.2007
Assets		
Loans and advances to customers		277
Liabilities		
Due to customers	406	26

	From 1 January to	
	31.12.2008	31.12.2007
Income		
Interest and similar income	16	33
Dividend income	11	9
Total	**27**	**42**
Expenses		
Interest and similar expenses	2	
Total	**2**	

c. The Board of Directors and Executive General Managers' fees recorded in the income statement of 2008 amounted to € 4,962 (31.12.2007: € 19,590).

42. Acquisitions, disposals of subsidiaries, associates and other corporate events

a. On 4 April 2008 the Bank acquired 90% of the newly established ukrainian bank Astra Bank OJSC at a cost of € 10.9 million. The Bank agreed with the founders of Astra Bank that they will hold a stake up to 10% of the share capital and will remain as executive members of management.

b. On 8 May 2008 the Bank participated in the share capital increase of Alpha Bank Srbija A.D. by € 49.8 million.

c. On 21 May 2008 the Bank acquired 847 shares of APE Commercial Property. After the acquisition the Bank's interest in APE Commercial Property was 72.20%.

d. On 2 June 2008 the Mutual Fund ALPHA-TANEO A.K.E.S., was established. The Bank holds a 51% ownership interest.

e. On 30 June 2008 the Bank participated in Astra Bank OJSC share capital increase at the total amount of € 126.4 million plus expenses. After this share capital increase, the interest is 93.33%.

f. On 2 July 2008 Alpha Covered Bonds Plc was established in United Kingdom by the Bank (which has 100% ownership interest) with primary activity the issuance of covered bonds.

g. On 15 August 2008 the Bank sold its participation in "Anadolu Alpha Gayrimenkul Ticaret A.S." or 50% of the share capital, to the other shareholder of Anadolu Group. No profit or loss resulted from the sale.

h. On 8 December 2008 the Bank participated in the share capital increase of Alpha Bank Romania by € 20 million.

i. On 18 December 2008 the Bank participated in the share capital increase of Evremethea A.E. by € 990 thousands.

j. On 19 December 2008 the Bank sold its participation in Alpha Astika Akinita A.E. and Ionian Hotel Enterprises A.E. to the subsidiary Alpha Group Investments Ltd.

k. On 29 December 2008 the Bank participated in the share capital increase of APE Commercial Property A.E. by € 3,8million.

l. On 31 December 2008 the Bank participated in the share capital increase of APE Fixed Assets A.E. by € 3 million.

43. Events after the balance sheet date

1. Based on the approved by the general meeting of shareholders held on 3.4.2008 share buy back program, the Bank acquired during 1.1.2009 up to 16.2.2009 457,601 treasury shares at a cost of € 2,666 (or € 5.83 per share).

As at 16.2.2009 the Bank holds 6,140,959 tresury shares at a total cost of € 71,650 or 1.49% of its issued share capital.

2. On 16 December 2008, the Board of Director has decided the Bank's participation, proportionally, to the regulations of law 3723/2008 enhancing economy's liquidity to address the impact of credit crunch.

In this context, on 12 January 2009 in the Bank's extraordinary General Meeting of Shareholders approved:

- The share capital increase of the Bank amounting up to € 950 million in accordance with Law 3723/2008 requirements, with abolition of preference right of existing Shareholders (where applicable), and by issuing and distributing new preference shares without voting right, tangible and redeemable shares. Delegation to the Board of Directors in order to specify the terms (issuance) of preferred shares. The amendment of the Article 5 of the Bank's article of Incorporation for the purpose of increasing the share capital and to adjust to the requirements of Law 3723/2008.
- The change in the number of members of the Board of Directors of the Bank and amending Article 7 of the Article of Incorporation.
- The election of the Greek government representative, as a new member of the Board of Directors in accordance with Law 3723/2008 and subject to the option of Greek government participation in the Bank's share capital.

3. On 17.2.2009 was completed successfully the securitization of part of Bank's bonds portfolio amounting to € 1.25 billion, through a special purpose entity Talanto PLC. A part of the bonds which have received a A1 rating from the Moody's credit rating agency amounts to € 811 million and is accepted by the European Central Bank as collateral for refinancing operations.

4. The Board of Directors' intention was to propose a cash dividend for the year 2008, as per the provisions of Law 3723/2008. However, in light of the forthcoming legislative amendments regarding the distribution of dividend, the Board of Directors will suspend any decision on the distribution of dividend until the Annual General Meeting of Shareholders, by which time it expects to be in a position to formulate its final proposal.

Athens, 24 February 2009

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos	Demetrios P. Mantzounis	Marinos S. Yannopoulos	George N. Kontos
I.D. No. X 661480	I.D. No. I 166670	I.D. No. N 308546	I.D. No. AB 522299

FINANCIAL STATEMENTS AND INFORMATION OF ALPHA BANK A.E. AND THE GROUP

for the period from January 1, 2008 to December 31, 2008

(In accordance with Codified Law 2190/20 article 135, concerning businesses that prepare annual financial statements, consolidated or not, in accordance with International Accounting Standards, I.A.S.)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank, where the financial statements as well as the auditor's report are available.

INFORMATION OF ALPHA BANK

Registered office:	40 Stadiou Street, 102 52 Athens
R.N.S.A.:	6066/06/B/86/05
Supervising authority:	Bank of Greece, Ministry of Development
Date of approval of the Financial Statements by the Board of Directors: (from which the financial statements and information were derived):	February 24, 2009
Certified Auditors:	Marios T. Kyriacou (A.M. SOEL 11121) Nick E. Vouniseas (A.M. SOEL 18701)
Audit company:	KPMG Certified Auditors S.A.
Type of Auditor's Report:	Unqualified opinion
Web site address:	www.alpha.gr

MEMBERS OF THE BOARD OF DIRECTORS:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN
(Non-Executive Independent Member)
Minas G. Tanes

MANAGING DIRECTOR
(Executive Member)
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
(Executive Members)
Marinos S. Yannopoulos (CFO)
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas
Nicholaos I. Manessis
Ioanna E. Papadopoulou

NON-EXECUTIVE INDEPENDENT MEMBERS
George E. Agouridis
Pavlos A. Apostolides
Thanos M. Veremis
Evangelos J. Kaloussis
Ioannis K. Lyras

BALANCE SHEET

	Consolidated		Alpha Bank	
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
ASSETS				
Cash and balances with Central Banks	3,450,947	3,263,612	1,724,081	1,650,327
Due from banks	2,829,970	3,509,696	8,420,793	7,349,675
Financial assets at fair value through profit or loss				
- Held for trading	81,135	266,047	86,880	264,788
Derivative financial assets	485,026	383,432	494,386	384,466
Loans and advances to customers	50,704,702	42,072,071	42,189,278	35,267,874
Investment securities				
- Available for sale	752,526	3,156,901	6,033,897	6,300,377
- Held to maturity	4,488,709	-	4,488,709	-
Investments in subsidiaries, associates and joint ventures	-	-	1,750,902	1,626,100
Investments in associates	59,260	5,320	-	-
Investment property	66,875	73,560	42,195	42,370
Property, plant and equipment	1,254,240	1,173,275	649,452	603,831
Goodwill and other intangible assets	159,961	134,497	68,723	55,836
Deferred tax assets	333,499	170,257	316,069	158,160
Other assets	549,299	385,676	419,526	290,626
	65,216,149	54,594,344	66,684,891	53,984,430
Non-current assets held for sale	53,805	89,945	53,283	54,706
Total Assets	**65,269,954**	**54,684,289**	**66,738,174**	**54,039,136**
LIABILITIES				
Due to banks	8,963,796	4,437,736	10,883,969	5,637,562
Derivative financial liabilities	805,346	384,139	804,172	353,129
Due to customers	-	-	33,816,094	23,334,088
(including debt securities in issue)	42,546,777	34,665,158	-	-
Debt securities in issue held by institutional investors and other borrowed funds	7,241,185	9,189,297	17,395,646	20,521,976
Liabilities for current income tax and other taxes	128,062	158,797	97,855	127,863
Deferred tax liabilities	197,779	94,807	158,212	82,950
Employee defined benefit obligations	42,762	42,019	-	3,733
Other liabilities	1,350,287	1,323,554	1,204,462	1,159,012
Provisions	53,263	95,935	8,415	47,796
	61,329,257	50,391,442	64,368,825	51,298,919
Liabilities related to non-current assets held for sale	-	1,583	-	-
Total Liabilities (a)	**61,329,257**	**50,393,025**	**64,368,825**	**51,298,919**
EQUITY				
Share Capital	1,931,590	1,602,809	1,931,590	1,602,809
Share premium	-	184,033	-	184,033
Reserves	188,404	445,662	165,848	333,892
Retained earnings	969,815	1,138,195	340,895	619,483
Treasury shares	(68,985)	(188)	(68,985)	-
Equity attributable to equity holders of the Bank	3,020,824	3,370,511	2,369,349	2,740,217
Minority interest	32,567	32,859	-	-
Hybrid securities	887,306	887,894	-	-
Total Equity (b)	**3,940,697**	**4,291,264**	**2,369,349**	**2,740,217**
Total Liabilities and Equity (a) + (b)	**65,269,954**	**54,684,289**	**66,738,174**	**54,039,136**

CASH FLOW STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Net cash flows from continuing operating activities	2,888,383	(5,104,982)	5,772,620	(1,320,595)
Net cash flows from discontinued operating activities	-	-	-	-
Net cash flows from operating activities (a)	**2,888,383**	**(5,104,982)**	**5,772,620**	**(1,320,595)**
Net cash flows from continuing investing activities	(2,728,334)	4,270,234	(4,629,371)	1,081,217
Net cash flows from discontinued investing activities	-	160,700	-	-
Net cash flows from investing activities (b)	**(2,728,334)**	**4,430,934**	**(4,629,371)**	**1,081,217**
Net cash flows from continuing financing activities	(855,188)	(109,819)	(962,292)	(12,601)
Net cash flows from discontinued financing activities	-	-	-	-
Net cash flows from financing activities (c)	**(855,188)**	**(109,819)**	**(962,292)**	**(12,601)**
Net increase / (decrease) in cash and cash equivalents of the period (a) + (b) + (c)	**(695,139)**	**(783,867)**	**180,957**	**(251,979)**
Effect of exchange rate fluctuations on cash and cash equivalents	(83,256)	67	1,239	500
Total cash flows for the period	**(778,395)**	**(783,800)**	**182,196**	**(251,479)**
Cash and cash equivalents at the beginning of the fiscal year	**3,792,031**	**4,575,831**	**4,356,928**	**4,608,407**
Cash and cash equivalents at the end of the fiscal year	**3,013,636**	**3,792,031**	**4,539,124**	**4,356,928**

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Equity at the beginning of the fiscal year (1.1.2008 and 1.1.2007 respectively)	4,291,264	3,613,467	2,740,217	2,435,836
Net change in fair value of available for sale securities transferred to income statement (a)	33,655	123,054	33,739	126,825
Net change in fair value of available for sale securities (b)	(205,653)	(38,613)	(247,883)	(48,196)
Exchange differences on translating foreign operations (c)	(132,924)	68	(130)	200
Net income recognized directly in equity (a) + (b) + (c)	(304,922)	84,509	(214,274)	78,829
Net income for the fiscal year after income tax	513,447	851,086	334,230	457,005
Share capital increase	-	61,605	-	61,605
Expenses for share capital increase	(2,204)	-	(2,204)	-
Change of ownership interests in subsidiaries	(6,410)	(15,008)	-	-
Dividends distributed	(362,731)	(305,498)	(362,199)	(304,421)
Dividends paid to hybrid securities holders	(58,575)	(52,996)	-	-
Purchases / sales of treasury shares and hybrid securities	(127,174)	54,508	(123,276)	11,466
Other	(1,998)	(609)	(3,153)	(104)
Equity at the end of the fiscal year (31.12.2008 and 31.12.2007 respectively)	**3,940,697**	**4,291,264**	**2,369,240**	**2,740,217**

INCOME STATEMENT

	Consolidated				Alpha Bank	
	From 1 January to				From 1 January to	
	31.12.2008	31.12.2007			31.12.2008	31.12.2007
		Continued operations	Discontinued operations	Total		
Interest and similar income	4,406,935	3,406,725	860	3,407,585	4,118,961	3,106,845
Interest expense and similar charges	(2,608,333)	(1,801,472)	-	(1,801,472)	(2,768,455)	(1,879,187)
Net interest income	1,798,602	1,605,253	860	1,606,113	1,350,506	1,227,658
Fee and commission income	505,039	507,651	409	508,060	346,494	349,399
Commission expense	(40,625)	(43,061)	-	(43,061)	(29,418)	(27,480)
Net fee and commission income	464,414	464,590	409	464,999	317,076	321,919
Dividend income	2,591	2,254	-	2,254	74,937	45,462
Gains less losses from financial transactions	(6,848)	82,542	-	82,542	(20,584)	(42,833)
Other income	79,944	81,432	3,573	85,005	21,138	34,878
	75,687	166,228	3,573	169,801	75,491	37,507
Total income	2,338,703	2,236,071	4,842	2,240,913	1,743,073	1,587,084
Staff costs	(509,408)	(526,935)	(2,338)	(529,273)	(429,213)	(386,694)
General administrative expenses	(495,623)	(416,253)	(1,583)	(417,836)	(362,411)	(335,490)
Depreciation and amortization expenses	(88,949)	(78,254)	(239)	(78,493)	(57,592)	(51,186)
Other expenses	(4,256)	(3,903)	-	(3,903)	(3,072)	(2,486)
Total expenses	(1,178,316)	(1,025,345)	(4,160)	(1,029,505)	(852,288)	(778,856)
Impairment losses and provisions for credit risk	(541,751)	(226,683)	-	(226,683)	(495,382)	(194,587)
Share of profit / (loss) of associates	6,997	1,220	-	1,220	-	-
	(534,754)	(225,463)	-	(225,463)	(495,382)	(194,587)
Profit before income tax	625,633	985,263	682	985,945	395,403	613,641
Income tax	(112,186)	(214,565)	(421)	(214,986)	(61,165)	(156,635)
Profit from the sale of Alpha Insurance A.E.	-	-	80,127	80,127	-	-
Profit after income tax	513,447	770,698	80,388	851,086	334,238	457,006
Profit attributable to:						
Equity holders of the Bank	512,067	769,647	80,388	850,035	-	-
Minority interest	1,380	1,051	-	1,051	-	-
Earnings per share:						
Basic (€ per share)	1.2624	1.8900	0.1983	2.0963	0.8240	1.1270
Diluted (€ per share)	1.2624	1.8946	0.1979	2.0925	0.8240	1.1250
Proposed dividend for the year 2008 (€ per share)						
Dividend for the year 2007 (€ per share)						0.9000

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "Alpha Bank", the Group's participation in them as at 31.12.2008, as well as the method of consolidation which was applied, is presented in note 40 of the Group Financial Statements as at 31.12.2008.
2. During the period 1.1.2008 until 31.12.2008 the following changes took place in the companies included in the consolidated financial statements:
   a. Concerning companies which are fully consolidated:
   - New companies: The company Astra Bank OJSC which was acquired by the Bank and the subsidiary Alpha Ventures Capital Management, established by Alpha Ventures A.E. were consolidated for the first time on 30.6.2008. The company Alpha Covered Bonds Plc, founded by the Bank and ABL Holdings Jersey Ltd, established in Jersey by Alpha Bank London Ltd, were consolidated for the first time on 30.9.2008. The company Katanalotika Plc, was consolidated for the first time on 31.12.2008.
   - Transfer within the Group: On 29.9.2008 Alpha Bank London Ltd transferred its participation in Alpha Asset Finance C.I. Ltd to ABL Holdings Jersey Ltd. On 19.12.2008 Alpha Bank transferred its participation in Alpha Astika Akinita A.E. and in Ionian Hotel Enterprises A.E. to its 100% subsidiary Alpha Group Investments Ltd.
   - Renamed companies: Alpha Finance A.X.E.P.E.Y was renamed to Alpha Finance A.E.P.E.Y. on 11.2.2008.
   - Sales/Liquidations: On 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resorts A.E., owner of Hilton Rhodes Resort to the Greek Hotel Company Lampsa S.A. and to Plaka S.A. by 50% respectively. On 31.3.2008 the subsidiary AEF European Capital Investments B.V. was liquidated.

   b. Concerning companies consolidated under the proportionate method:
   - New companies: The company Alpha - TANEO A.K.E.S., in which the Bank holds a 51% ownership interest was consolidated for the first time on 30.6.2008.
   - Sales: On 15.8.2008 the Bank sold its participation in "Anadolu Alpha Gayrimenkul Ticaret A.S.", or 50% of the share capital, to the other shareholder of Anadolu Group.

   c. Concerning companies accounted for under the equity method:
   - New companies: On 21.5.2008, the Group recognized its participation to the associate EL.P.ET. Balkaniki S.A.
3. In the consolidated financial statements are not included the companies Commercial Bank of London Ltd and Real Car Rental A.E., which do not have any activity, as well as the companies Singular Hospitality Solutions (SHS AE), HSO Europe BV and Prismatech Hellas A.E., which are fully impaired and are under liquidation.
4. A description of the discontinued operations is presented in note 11 of the Group Financial Statements as at 31.12.2008.
5. The net income recognized directly in equity is extensively referred at the "Statement of changes in equity", as described above.
6. The unaudited tax years of the Bank and the Group companies are mentioned in notes 37b and 39b of the Financial Statements as at 31.12.2008 of the Bank and the Group respectively.
7. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank. The Group has raised a provision for them which amounts to € 4.2 million. Other provisions raised by the Group and the Bank amount to € 49.1 million and € 8.4 million respectively.
8. The number of treasury shares held by the Bank as at 31.12.2008 is 5,683,358 at a cost of € 68,985 thousand. The other companies of the Group do not hold any treasury shares.
9. The total number of employees of the Group as at 31.12.2008 was 15,819 (31.12.2007: 12,907) and of the Bank as at 31.12.2008 was 8,903 (31.12.2007: 7,693).
10. The results arising from the related party transactions during the period 1.1.2008 until 31.12.2008 are as follows:
    - With members of the Board of Directors and other key management personnel: a) of the Group: income € 10,295 thousand, expenses € 16,963 thousand b) of the Bank: income € 10,142 thousand, expenses € 7,722 thousand.
    - With other related parties: a) of the Group: income € 16 thousand, expenses € 3,175 thousand b) of the Bank: income € 712,141 thousand, expenses € 1,112,376 thousand.

    The balances as at 31.12.2008 of the receivables and liabilities arising from the above transactions are as follows:
    - With members of the Board of Directors and other key management personnel: a) of the Group: receivables € 172,472 thousand, liabilities € 94,087 thousand, letters of guarantee € 21,392 thousand b) of the Bank: receivables € 166,137 thousand, liabilities € 71,915 thousand, letters of guarantee € 21,392 thousand.
    - With other related parties: a) of the Group: liabilities € 406 thousand b) of the Bank: receivables € 13,315,703 thousand, liabilities € 19,715,215 thousand, letters of guarantee € 1,010,387 thousand.
11. The Board of Directors, at its meeting held on 16.12.2008, decided the Bank's participation in the regulations of Law 3723/2008 enhancing economy's liquidity.
12. The Board of Directors' intention was to propose a cash dividend for the year 2008, as per the provisions of Law 3723/2008. However, in light of the forthcoming legislative amendments regarding the distribution of dividend, the Board of Directors will suspend any decision on the distribution of dividend until the Annual General Meeting of Shareholders, by which time it expects to be in a position to formulate its final proposal.

Athens, 24 February 2009

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS I.D. No. X 661460	DEMETRIOS P. MANTZOUNIS I.D. No. I 166670	MARINOS S. YANNOPOULOS I.D. No. N 308540	GEORGE N. KONTOS I.D. No. AB 522299

INFORMATION PURSUANT TO ARTICLE 10 OF LAW 3401/2005

The Corporate announcements of the year 2008 are available on the web site of the Bank www.alpha.gr/page/default.asp?id=5695&la=2

Subject	Date
Invitation to the Extraordinary General Meeting of Shareholders	30.12.2008
Announcement of Purchase of Own Shares on 17.12.2008	18.12.2008
Use of provisions of Law 3723/2008	17.12.2008
Announcement of Purchase of Own Shares on 16.12.2008	17.12.2008
Announcement of Purchase of Own Shares on 10.12.2008	11.12.2008
Announcement of Purchase of Own Shares on 08.12.2008	09.12.2008
Announcement of Purchase of Own Shares on 05.12.2008	08.12.2008
Announcement of Purchase of Own Shares on 04.12.2008	05.12.2008
Announcement of Purchase of Own Shares on 03.12.2008	04.12.2008
Announcement of Purchase of Own Shares on 28.11.2008	01.12.2008
Announcement of Purchase of Own Shares on 27.11.2008	28.11.2008
Nine Month 2008 Results	25.11.2008
Announcement of Purchase of Own Shares on 20.11.2008	21.11.2008
Announcement of Purchase of Own Shares on 19.11.2008	20.11.2008
Announcement of Purchase of Own Shares on 17.11.2008	18.11.2008
Announcement of Purchase of Own Shares on 14.11.2008	17.11.2008
Announcement of Purchase of Own Shares on 13.11.2008	14.11.2008
Announcement of Purchase of Own Shares on 12.11.2008	13.11.2008
Announcement of Purchase of Own Shares on 11.11.2008	12.11.2008
Announcement of Purchase of Own Shares on 31.10.2008	03.11.2008
Announcement of Purchase of Own Shares on 30.10.2008	31.10.2008
Announcement of Purchase of Own Shares on 29.10.2008	30.10.2008
Announcement of Purchase of Own Shares on 27.10.2008	29.10.2008
Announcement of Purchase of Own Shares on 24.10.2008	27.10.2008
Announcement of Purchase of Own Shares on 22.10.2008	23.10.2008
Announcement of Purchase of Own Shares on 20.10.2008	21.10.2008
Announcement of Purchase of Own Shares on 17.10.2008	20.10.2008
Announcement of Purchase of Own Shares on 16.10.2008	17.10.2008
Announcement of Purchase of Own Shares on 3.9.2008	04.09.2008
Announcement of Purchase of Own Shares on 29.8.2008	01.09.2008
Announcement of Purchase of Own Shares on 26.8.2008	27.08.2008
H1 2008 Results	26.08.2008
Announcement of Purchase of Own Shares on 25.8.2008	26.08.2008
Announcement of Purchase of Own Shares on 20.8.2008	21.08.2008
Announcement of Purchase of Own Shares on 14.8.2008	18.08.2008
Announcement of Purchase of Own Shares	13.08.2008
First Half 2008 results announcement scheduled for 26 August 2008	13.08.2008
Announcement of Purchase of Own Shares	11.08.2008
Announcement of Purchase of Own Shares	08.08.2008
New Interest Rates from Alpha Bank	25.07.2008
Purchase of treasury shares	01.07.2008
Purchases in the interim share buyback period	30.06.2008
Completion of the sale of treasury shares	30.06.2008
Sale of treasury shares	27.06.2008

Termination of the interim share buyback period	27.06.2008
Q1 2008 Results.	27.05.2008
Notification about a significant change in the number of voting rights according to Law 3556/2007 [27.5.2008]	27.05.2008
Resolutions and Results of the Second General Meeting of Shareholders, held to decide upon postponed items from the Ordinary General Meeting, of Alpha Bank on 13.5.2008 (article 278 of the ATHEX Regulations)	13.05.2008
Second General Meeting of the Shareholders of Alpha Bank on May 13, 2008	13.05.2008
First Quarter 2008 Results announcement scheduled for 27 May 2008	13.05.2008
Notification of important changes concerning the voting rights deriving from shares under L.3556/2007	12.05.2008
Share Capital Increase through an adjustment of the Nominal Value of the Shares	07.05.2008
Invitation to the Second General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting	24.04.2008
Resolutions and Results of the First General Meeting of Shareholders, held to decide upon postponed items from the Ordinary General Meeting, of Alpha Bank on 23.4.2008 (article 278 of the ATHEX Regulations)	23.04.2008
First General Meeting of the Shareholders of Alpha Bank	23.04.2008
Notification of important changes concerning the voting rights deriving from shares under L.3556/2007	21.04.2008
Purchase of treasury shares	04.04.2008
Completion of the acquisition of 90% of the share capital of OJSC Astra Bank	04.04.2008
Appointment of two independent members of the Board of Directors, among the existing non-executive members and election of a new member of the Board of Directors	04.04.2008
Resolutions and Results of the Ordinary General Meeting of Shareholders of Alpha Bank on 3.4.2008 (article 278 of the ATHEX Regulations)	04.04.2008
Invitation to the First General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting	04.04.2008
Purchase of treasury shares	03.04.2008
Distribution of dividend	03.04.2008
Annual General Meeting of the Shareholders of Alpha Bank 2008. Euro 0.90 dividend per share, payable April 15, 2008	03.04.2008
Notification of important changes concerning the voting rights deriving from shares under l.3556/2007	01.04.2008
Alpha Bank enters the Ukrainian market	27.03.2008
Invitation to the Ordinary General Meeting of Shareholders	11.03.2008
Financial Calendar	27.02.2008
Full Year 2007 Results.	26.02.2008
New Interest Rates from Alpha Bank	22.02.2008
Full Year 2007 results announcement scheduled for 26 February 2008	13.02.2008
Purchase of treasury shares	04.01.2008

AVAILABILITY OF ANNUAL FINANCIAL REPORT

The Annual Financial Report which includes the Statement of the Board of Directors, the Annual Financial Statements of the Bank and the Group, Independent Auditors' Report, Board of Directors' Report and the financial information of the Bank and the Group, are available on the website address: http://www.alpha.gr/page/default.asp?la=2&id=6081

The Annual Financial Statements, Independent Auditors' report and the Board of Directors' Report of consolidated companies are available on the website address: http://www.alpha.gr/page/default.asp?la=1&id=6628

ALPHA BANK

ΕΤΗΣΙΑ ΟΙΚΟΝΟΜΙΚΗ ΕΚΘΕΣΗ

χρήσεως από 1η Ιανουαρίου μέχρι 31η Δεκεμβρίου 2008

(Σύμφωνα με το Ν.3556/2007)

Αθήναι

24 Φεβρουαρίου 2009

ΠΕΡΙΕΧΟΜΕΝΑ

ΔΗΛΩΣΕΙΣ ΜΕΛΩΝ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

(σύμφωνα με το άρθρο 4 παρ. 2 του Ν.3556/2007)

Εξ όσων γνωρίζουμε, δηλώνουμε ότι οι ετήσιες οικονομικές καταστάσεις, οι οποίες καταρτίσθηκαν σύμφωνα με τα ισχύοντα λογιστικά πρότυπα, απεικονίζουν κατά τρόπο αληθή τα στοιχεία του Ενεργητικού, των Υποχρεώσεων, της Καθαρής Θέσεως και των Αποτελεσμάτων Χρήσεως της Alpha Bank A.E., καθώς και των επιχειρήσεων που περιλαμβάνονται στην ενοποίηση εκλαμβανομένων ως σύνολο, σύμφωνα με τα οριζόμενα στο άρθρο 4 παρ. 3 και 4 του Ν.3556/2007, καθώς και ότι η ετήσια έκθεση του Διοικητικού Συμβουλίου, απεικονίζει κατά τρόπο αληθή τις πληροφορίες, που απαιτούνται βάσει του άρθρου 4 παρ. 7 και 8 του Ν.3556/2007 και των σχετικών αποφάσεων της Επιτροπής Κεφαλαιαγοράς.

Αθήναι, 24 Φεβρουαρίου 2009

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546

ΕΤΗΣΙΑ ΕΚΘΕΣΗ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΤΗΣ 31.12.2008

Οι δραστηριότητες και τα αποτελέσματα της Τραπέζης και των επιχειρήσεων του Ομίλου της στην Ελλάδα και στο εξωτερικό, κατά τη χρήση 2008, διαμορφώθηκαν σε ικανοποιητικό επίπεδο, σε ένα περιβάλλον ταχείας επιδεινώσεως της λειτουργίας των παγκόσμιων χρηματοοικονομικών αγορών. Η αδυναμία αναχρηματοδοτήσεως των τραπεζών σε αυτές τις βασικές αγορές κατέστησε την οικονομική θέση τους επισφαλή και απαίτησε εκτεταμένες κρατικές παρεμβάσεις για την εξασφάλιση της σταθερότητας και της ομαλής λειτουργίας του συστήματος.

Ειδικότερα, οι κρατικές παρεμβάσεις έλαβαν τη μορφή:

α) της διευκολύνσεως της χρηματοδοτήσεως των τραπεζικών ομίλων σε κάθε χώρα από τις κεντρικές τράπεζες και τις διατραπεζικές αγορές, με παροχή, έναντι προμήθειας, κρατικών τίτλων που μπορεί να χρησιμοποιηθούν ως ενέχυρο,

β) της παροχής, έναντι προμήθειας, κρατικών εγγυήσεων για την αναχρηματοδότηση των δανείων των τραπεζικών ομίλων στις αγορές επιχειρηματικών ομολόγων και εντόκων γραμματίων και

γ) της ενισχύσεως των ιδίων κεφαλαίων των τραπεζικών ομίλων με αγορά προνομιούχων ή/και κοινών μετοχών τους από το κράτος.

Παρά το ότι αυτές οι κρατικές παρεμβάσεις έλαβαν τελικά πολύ μεγάλες διαστάσεις, δεν έγινε δυνατή η αποτροπή μιας σημαντικής επιβραδύνσεως ή/και περιορισμού της πιστωτικής επεκτάσεως σε όλες τις οικονομίες. Ήδη το παγκόσμιο χρηματοοικονομικό σύστημα δέχεται δευτερογενείς δυσμενείς επιπτώσεις από την παγκόσμια αυτή κρίση.

Ειδικότερα, η σοβαρή χρηματοοικονομική κρίση, που ξεκίνησε τον Ιούλιο του 2007 στην αγορά τιτλοποιημένων στεγαστικών δανείων υψηλού κινδύνου των ΗΠΑ, επεκτάθηκε στην συνέχεια στις αγορές επιχειρηματικών ομολόγων και στο παγκόσμιο χρηματοοικονομικό σύστημα ως σύνολο. Η κρίση είχε ως αποτέλεσμα τη διαγραφή ενός σημαντικού μέρους της αξίας των χρηματοοικονομικών στοιχείων του ενεργητικού πολλών από τους μεγαλύτερους τραπεζικούς ομίλους στον κόσμο, λόγω αποτιμήσεώς τους στην υποβαθμισμένη τρέχουσα αξία τους στις διαταραγμένες αγορές τιτλοποιημένων στεγαστικών δανείων και άλλων σύνθετων παράγωγων χρηματοοικονομικών μέσων. Υποχρέωσε δε αυτές τις τράπεζες σε αναζήτηση αντίστοιχα μεγάλων ποσοτήτων ιδίων κεφαλαίων για αποκατάσταση της κεφαλαιακής τους επάρκειας και μάλιστα σε ένα περιβάλλον έντονα πτωτικών χρηματιστηριακών αγορών και σταδιακής απώλειας της εμπιστοσύνης στα πιστωτικά ιδρύματα σε πολλές χώρες, λόγω αβεβαιότητας όσον αφορά την έκθεσή τους στις διαταραγμένες αγορές στεγαστικών δανείων και καλυμμένων ομολόγων των ΗΠΑ και την πραγματική οικονομική τους κατάσταση.

Από την άλλη πλευρά, η κρίση συνετέλεσε στον ουσιαστικό περιορισμό της ρευστότητας στις διατραπεζικές αγορές, με τη διόγκωση του θεωρούμενου κινδύνου αντισυμβαλλομένου μεταξύ των χρηματοοικονομικών ιδρυμάτων. Η ρευστότητα στις αγορές αυτές είχε αποκατασταθεί εν μέρει έως τον Ιούλιο του 2008, όπως προέκυπτε τότε από την μείωση των περιθωρίων κινδύνου στα επιτόκια των διατραπεζικών αγορών, ως αποτέλεσμα των έντονων παρεμβάσεων των Κεντρικών Τραπεζών, με την χρήση ενός διευρυμένου πακέτου χρηματοοικονομικών μέσων αποδεκτών ως ενεχύρων, αλλά και με την δραστική μείωση των επιτοκίων παρέμβασης από την FED και την Τράπεζα της Αγγλίας.

Ωστόσο, στο πρώτο επτάμηνο του 2008, η χρηματοοικονομική κρίση συνέπεσε με τις μεγάλες αυξήσεις στις τιμές του πετρελαίου και των τροφίμων που συνέβαλαν στην αύξηση του πληθωρισμού και στην έξαρση των πληθωριστικών προσδοκιών τόσο στις ΗΠΑ όσο και στην Ευρώπη και οδήγησαν την ΕΚΤ σε αύξηση (αντί για την αναγκαία μείωση) των επιτοκίων παρεμβάσεώς της τον Ιούλιο του 2008. Το γεγονός αυτό υπήρξε ένας από τους βασικούς παράγοντες που οδήγησαν στην απότομη επιδείνωση της οικονομικής κατάστασης σε όλες τις οικονομίες από το τρίτο τρίμηνο του 2008 και το σπουδαιότερο στην μεγάλη έξαρση και επέκταση της χρηματοοικονομικής κρίσης από τον Σεπτέμβριο του 2008 σε όλες τις χώρες συμπεριλαμβανομένων και των αναπτυσσόμενων οικονομιών.

Ειδικότερα, μετά την κρατικοποίηση των μεγάλων, υπό κρατικό έλεγχο εταιριών τιτλοποιήσεως στεγαστικών δανείων των ΗΠΑ, Freddie Mac και Fannie Mae τον Αύγουστο του 2008, η συνεχής πτωτική πορεία των αγορών ακινήτων και επιχειρηματικών ομολόγων είχαν ως αποτέλεσμα τη συνεχή αύξηση των ζημιών και τον περιορισμό των δυνατοτήτων αναχρηματοδοτήσεως του χρέους των επενδυτικών και άλλων τραπεζικών ομίλων, με την κατάσταση να φτάνει σε οριακό σημείο στα μέσα του Σεπτεμβρίου 2008 όπου σημειώθηκε η χρεοκοπία της μεγάλης επενδυτικής τραπέζης Lehman Brothers, κρατικοποίηση της μεγαλύτερης ασφαλιστικής εταιρίας στον κόσμο AIG, η εξαγορά της Merrill Lynch από την Bank of America, η μετατροπή των άλλων επενδυτικών τραπεζών σε τραπεζικούς ομίλους με εποπτεία και δυνατότητα χρηματοδοτήσεως από τη FED, κ. ά.

Οι εξελίξεις αυτές συνέβαλαν στην ουσιαστική πλήρη διακοπή της λειτουργίας των διατραπεζικών αγορών και των αγορών

επιχειρηματικών ομολόγων και γραμματίων και οδήγησαν στην αποκάλυψη των μεγάλων προβλημάτων ρευστότητας και επισφαλών απαιτήσεων που αντιμετώπιζαν πολλοί Ευρωπαϊκοί τραπεζικοί όμιλοι. Έτσι, η χρηματοοικονομική κρίση μεταφέρθηκε με μεγάλη ένταση στην Ευρώπη και στις αναπτυσσόμενες οικονομίες, προκαλώντας τα μέτρα στηρίξεως των τραπεζών από τις κυβερνήσεις, όπως προαναφέρθηκε. Η συνεπαγόμενη έντονη πιστωτική στενότητα οδήγησε σε βαθειά ύφεση όλες τις αναπτυγμένες χώρες, σε απότομη επιβράδυνση της ανάπτυξης στις αναπτυσσόμενες οικονομίες και σε μεγάλη πτώση των τιμών των εμπορευμάτων και του διεθνούς εμπορίου.

Επίσης, η δραστική μείωση των τιμών του πετρελαίου, σε συνδυασμό με την ύφεση της παγκόσμιας οικονομίας, οδήγησαν σε σημαντική υποχώρηση του πληθωρισμού σε όλες τις οικονομίες. Έτσι, τον Δεκέμβριο 2008 ο πληθωρισμός διαμορφώθηκε στο 0,1% στις ΗΠΑ και στο 1,6% στην Ζώνη του Ευρώ, ενώ σημειώθηκε σημαντική πτώση του ΑΕΠ σε ετήσια βάση στο 4ο τρίμηνο του 2008, κατά -0,2% στις ΗΠΑ, -1,2% στη Ζώνη του Ευρώ και -4,6% στην Ιαπωνία. Για δε το 2009 αναμένεται πτώση του ΑΕΠ κατά -2,0% στις ΗΠΑ, -2,3% στη Ζώνη του Ευρώ, -2,4% στην Ιαπωνία και -2,9% στο Ηνωμένο Βασίλειο.

Στην τρέχουσα αρνητική οικονομική συγκυρία συμβάλλει και ο σημαντικός περιορισμός της ανάπτυξης των αναπτυσσομένων οικονομικών διεθνώς, περιλαμβανομένων των οικονομιών των χωρών της Νοτιοανατολικής Ευρώπης, στις οποίες δραστηριοποιούνται έντονα τα τελευταία έτη και οι Ελληνικές τράπεζες. Πιο συγκεκριμένα, το ΑΕΠ στην Κίνα προβλέπεται να περιοριστεί περί το 6,5% το 2009, από 9,0% το 2008, λόγω του σημαντικού περιορισμού του εξωτερικού τομέα, ως επακόλουθο της επιβράδυνσης της παγκόσμιας ζήτησης. Επίσης, η ανάπτυξη αναμένεται να περιοριστεί στη Βουλγαρία και τη Ρουμανία στο 2,3% και 2,8% αντίστοιχα το 2009, από 6,0% και 7,8% αντίστοιχα το 2008.

Η Ελληνική οικονομία είχε σημαντική θετική ανάπτυξη κατά 3,0% το 2008, έναντι 4,0% το 2007, παρά τη σημαντική επιβάρυνσή της από την παγκόσμια οικονομική κρίση. Η ανάπτυξη το 2008 ενισχύθηκε από την αύξηση της ιδιωτικής καταναλώσεως κατά 2,4%, τη σημαντική πτώση των επενδύσεων και ιδιαίτερα των επενδύσεων σε οικοδομές, την αύξηση των εξαγωγών κατά 3,0% σε πραγματικές τιμές και την πτώση των εισαγωγών κατά περίπου -0,5%. Επίσης, η ανωτέρω ανάπτυξη το 2008 στηρίχθηκε στην αύξηση της πιστωτικής επεκτάσεως προς τον ιδιωτικό τομέα της οικονομίας κατά 16,5%, με σημαντική επιβράδυνση των πιστώσεων προς τα νοικοκυριά και διατήρηση σε υψηλά επίπεδα των πιστώσεων προς τις επιχειρήσεις. Τέλος, η ανάπτυξη το 2008 συνδυάστηκε με μια εκ νέου διεύρυνση του ελλείμματος της γενικής κυβερνήσεως στο 3,7% του ΑΕΠ το 2008, με την περαιτέρω πρόβλεψη, στο Επικαιροποιημένο Πρόγραμμα Σταθερότητας και Αναπτύξεως 2008-2011, για διατήρησή του σε αυτά τα υψηλά επίπεδα και το 2009. Η αδυναμία επιτεύξεως προόδου στα δημόσια οικονομικά, σε συνδυασμό με την τάση αποφυγής κινδύνου που προέκυψε από την παγκόσμια χρηματοοικονομική κρίση, οδήγησε στη σημαντική διεύρυνση του spread των αποδόσεων των ομολόγων του Ελληνικού Δημοσίου από τα αντίστοιχα Γερμανικά ομόλογα στις 230-300 bps.

Η Έκθεση της Τραπέζης Ελλάδος για την Νομισματική Πολιτική 2008-2009 εκτιμά ότι το ΑΕΠ θα αυξηθεί το 2009 περί το 0,5%, ενώ το Επικαιροποιημένο Πρόγραμμα Σταθερότητας και Ανάπτυξης προβλέπει αύξηση του ΑΕΠ κατά 1,1% το 2009. Ωστόσο, και η Τράπεζα της Ελλάδος παραθέτει μια σειρά από σημαντικούς παράγοντες που μπορεί να οδηγήσουν σε μεγαλύτερη αύξηση του ΑΕΠ της Ελλάδος το 2009. Παρά το ότι η αβεβαιότητα για τις εξελίξεις στο 2009 είναι πολύ μεγάλη, οι προοπτικές για ανάπτυξη της Ελλάδος με ρυθμό άνω του 1,5% είναι σημαντικές.

Σε αντίθεση με τα σημαντικά προβλήματα που αντιμετωπίζουν οι τράπεζες σε πολλές χώρες της Ευρώπης και στις ΗΠΑ, οι Ελληνικές τράπεζες, δεν υπέστησαν άμεσες ζημιές από την χρηματοοικονομική κρίση. Για την αποτελεσματική χρηματοδότησή τους στις βασικές αγορές χρήματος και ομολόγων, στο δύσκολο οικονομικό περιβάλλον του 2009 και των επομένων ετών, οι Ελληνικές τράπεζες αξιοποιούν τις κυβερνητικές ρυθμίσεις για την ενίσχυση της ρευστότητας στην Ελληνική οικονομία, ύψους € 28 δις, εξασφαλίζοντας την συνέχιση της χρηματοδότησης και ανάπτυξης της οικονομίας.

Γενικότερα όμως, οι Ελληνικές τράπεζες επιδιώκουν την εδραίωση της θέσεώς τους στην αγορά χρηματοοικονομικών υπηρεσιών όχι μόνο την Ελλάδος αλλά και του συνόλου των χωρών στην ευρύτερη περιοχή της ΝΑ Ευρώπης. Η επέκταση των Ελληνικών τραπεζών στις χώρες της Νοτιοανατολικής Ευρώπης πραγματοποιήθηκε με γνώση των μακροοικονομικών και άλλων κινδύνων που υπήρχαν και υπάρχουν στην περιοχή, ιδιαίτερα στο προαναφερθέν περιβάλλον της παγκόσμιας χρηματοοικονομικής κρίσης. Ειδικότερα, στην τρέχουσα περίοδο παρακολουθούνται συστηματικά οι κίνδυνοι που προκύπτουν από τον αναπόφευκτο περιορισμό των καθαρών εισροών κεφαλαίων από το εξωτερικό στις χώρες αυτές. Σε κάθε περίπτωση, η επέκταση αυτή ήταν και είναι αναγκαία για τις Ελληνικές τράπεζες αλλά και για τις πολυπληθείς Ελληνικές επιχειρήσεις που δραστηριοποιούνται στην περιοχή. Επίσης, δεν είναι τυχαίο το γεγονός ότι η αύξηση των Ελληνικών εξαγωγών αγαθών και υπηρεσιών τα τελευταία χρόνια στηρίχθηκε στη μεγάλη αύξησή τους προς τις χώρες της ΝΑ Ευρώπης.

Όσον αφορά την Τράπεζα, με απόφαση του Διοικητικού της Συμβουλίου την 16.12.2008 αποφάσισε τη συμμετοχή της, κατ' αναλογία της, στο σύνολο των ρυθμίσεων του Νόμου 3723/2008 που προέβλεπε την ενίσχυση της ρευστότητας της οικονομίας για την αντιμετώπιση των επιπτώσεων της διεθνούς χρηματοπιστωτικής κρίσης.

Στα πλαίσια αυτής της απόφασης, την 12.1.2009 πραγματοποιήθηκε Έκτακτη Γενική Συνέλευση των Μετόχων της Alpha Bank στην οποία μεταξύ άλλων εγκρίθηκαν η αύξηση του μετοχικού της κεφαλαίου μέχρι του ποσού των Ευρώ 950 εκατ.

διά της εκδόσεως και διανομής νέων προνομιούχων μετοχών και η εκλογή του Ελληνικού Δημοσίου μέσω του εκπροσώπου του, ως νέου μέλους του Διοικητικού Συμβουλίου σύμφωνα με τον ανωτέρω νόμο και υπό την αίρεση της συμμετοχής του Ελληνικού Δημοσίου στο μετοχικό κεφάλαιο της Τραπέζης.

Η ταχεία ανάπτυξη της Alpha Bank απεικονίζεται από την ενίσχυση του μεριδίου της στους περισσότερους τομείς όπου δραστηριοποιείται, τόσο στην ελληνική αγορά όσο και στις αγορές των χωρών της Νοτιοανατολικής Ευρώπης.

Στην Ελλάδα, η Τράπεζα ενισχύει την ισχυρή θέση που κατέχει επί μακρόν στα δάνεια προς τις επιχειρήσεις, με την περαιτέρω ανάπτυξη των εργασιών της προς τις μεσαίες επιχειρήσεις, αποτέλεσμα του νέου κεντροποιημένου σχήματος διαχειρίσεως των σχέσεών της με τους πελάτες μέσω των 10 επιχειρηματικών κέντρων που ιδρύθηκαν. Στην στεγαστική πίστη με μερίδιο 14,4%, κατέχει τη δεύτερη θέση στην αγορά. Επίσης, οι επιδόσεις κατά το 2008 στην καταναλωτική πίστη ήταν υψηλότερες σε σχέση με εκείνες του συνόλου της αγοράς, με αποτέλεσμα το μερίδιό της να ενισχυθεί στο 13,5% από 13,0% που ήταν πέρυσι. Στην ευρύτερη περιοχή της Νοτιοανατολικής Ευρώπης όπου δραστηριοποιείται, η Alpha Bank έχει μερίδιο αγοράς που πλέον υπερβαίνει το 8%.

Η παρουσία της Τραπέζης στην Ελλάδα και στις χώρες της Νοτιοανατολικής Ευρώπης υποστηρίζεται από ένα ισχυρό δίκτυο 1000 περίπου καταστημάτων. Το εκτεταμένο πλέον δίκτυο καταστημάτων με παρουσία στις αστικές περιοχές αλλά και στην ευρύτερη περιφέρεια, επιτρέπει την προσαρμογή στις ολοένα μεταβαλλόμενες συνθήκες και ανάγκες της αγοράς.

Δεδομένης, όμως, της επιδεινώσεως των οικονομικών συνθηκών στην περιοχή λόγω της διεθνούς οικονομικής κρίσεως, η Τράπεζα αποφάσισε την αναστολή των σχεδίων για περαιτέρω επέκταση του δικτύου Καταστημάτων. Έμφαση δίδεται πλέον στην καλύτερη αξιοποίηση των Καταστημάτων μέσω της αυξήσεως της αναγνωρισιμότητας του ονόματός της στην αγορά.

Εν μέσω αυτών των συνθηκών η Alpha Bank, σε ετήσια βάση αύξησε το ενεργητικό της κατά 19,4%, ως αποτέλεσμα της δυναμικής αυξήσεως των δανείων κατά 20,5% αντλώντας κεφάλαια από την καταθετική της βάση αλλά και από την διατραπεζική αγορά.

Εντός του 2008, η Τράπεζα προέβη σε τιτλοποιήσεις στεγαστικών και καταναλωτικών δανείων με σκοπό την άντληση ρευστότητας.

Αναλυτικά, στις 18 Ιουλίου η Τράπεζα, μέσω της θυγατρικής της εταιρίας Alpha Covered Bond plc, την οποία ίδρυσε για αυτόν ακριβώς τον σκοπό, προέβη στην έκδοση δύο καλυμμένων ομολογιακών δανείων. Οι ομολογίες, ύψους Ευρώ 1 δις έκαστη, έχουν τριετή και πενταετή διάρκεια αντιστοίχως, φέρουν την εγγύηση της Τραπέζης και κάλυμμα στεγαστικά δάνεια. Οι ομολογίες, που έχουν αξιολογηθεί ως ΑΑΑ από τρεις διεθνείς οίκους (Standard & Poor's, Moody's και Fitch), έχουν χρησιμοποιηθεί ως ενέχυρο για πράξεις νομισματικής πολιτικής με την Τράπεζα της Ελλάδος.

Την 9.12.2008 ολοκληρώθηκε η έκδοση δύο ακόμη ομολογιακών δανείων, μέσω της θυγατρικής εταιρίας της Τραπέζης Katanalotika Plc, με κάλυμμα προσωπικά και καταναλωτικά δάνεια καθώς και δάνεια αυτοκινήτων της Τραπέζης. Οι ομολογίες, ύψους Ευρώ 1,5 δισ. κατέχονται από την Τράπεζα και η κοινή έκδοσή τους, που έχει αξιολογηθεί ως Aa2 από τον οίκο Moody's, έχει δοθεί ως εξασφάλιση για πράξεις αναχρηματοδότησης από την Τράπεζα της Ελλάδος.

Στα τελευταία τρίμηνα του 2008 και λόγω του κλίματος αβεβαιότητος που επικρατούσε με τις καταρρεύσεις Τραπεζών στο εξωτερικό, ρυθμίστηκε νομοθετικά η αύξηση της παροχής εγγύησης στις καταθέσεις που καλύπτονται από το σύστημα Εγγυήσεως Καταθέσεων από € 20.000 σε € 100.000, ανά καταθέτη. Συνεπεία αυτών των μέτρων διασφάλισης των πελατών των Τραπεζών, οι Τράπεζες κατέβαλαν για το 2008 συμπληρωματικά ποσά εισφορών στο Ταμείο Εγγυήσεως Καταθέσεων.Σε σχέδιο νόμου που κατατέθηκε στη Βουλή με θέμα «Ταμείο Εγγυήσεως Καταθέσεων και Επενδύσεων (ΤΕΚΕ)», προβλέπεται ότι το ποσό της συμπληρωματικής εισφοράς περιέρχεται σε ειδική ομάδα περιουσίας , της οποίας τα επιμέρους στοιχεία ανήκουν στα συμμετέχοντα Πιστωτικά Ιδρύματα, κατ'αναλογία της συμμετοχής τους.

Οι ζημίες απομείωσης και οι προβλέψεις για την κάλυψη του πιστωτικού κινδύνου που σχημάτισε η Alpha Bank για το 2008 ανήλθαν σε ποσοστό 1,13% του συνόλου των δανείων και απαιτήσεων (31.12.2007:0,60%), ενώ συνολικά το ποσοστό κάλυψης του πιστωτικού κινδύνου ανέρχεται στο 2,46% του χαρτοφυλακίου των δανείων και απαιτήσεων.

Η αύξηση αυτή αντανακλά την πολιτική της Τραπέζης στο να έχει επάρκεια προβλέψεων απέναντι στη αναμενόμενη επιδείνωση στην εξυπηρέτηση των δανείων.

Έτσι, τα καθαρά κέρδη του Ομίλου για το 2008 μειώθηκαν κατά 33% σε σχέση με τα αντίστοιχα κέρδη από συνεχιζόμενες δραστηριότητες του 2007, κύρια λόγω της αυξήσεως των ζημιών απομείωσης κατά 139%.

Η κεφαλαιακή επάρκεια διατηρείται υψηλή με το δείκτη κεφαλαιακής επάρκειας να διαμορφώνεται σε 10,1% και το δείκτη κεφαλαίων πρώτης διαβαθμίσεως στο 8,3%. Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία ΙΙ) που ενσωματώθηκε στο Ελληνικό Δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα, ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την Τυποποιημένη Μέθοδο.

Τα εταιρικά γεγονότα του έτους χαρακτηρίστηκαν από την απόκτηση του 93% της νεοσυσταθείσης ουκρανικής τραπέζης OJSC Astra Bank και από τη μεταβίβαση ποσοστού 100% των μετοχών της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort, που κατείχε η θυγατρική εταιρία Ιονική Ξενοδοχειακές Επιχειρήσεις Α.Ε., κατά 50% στην «Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε.» και κατά 50% στην εταιρία «Πλάκα Α.Ε. Ξενοδοχειακών, Τουριστικών και Εμπορικών Επιχειρήσεων». Το συνολικό αντάλλαγμα της συναλλαγής ανήλθε σε Ευρώ 35,5 εκατ.

Στα μέσα του έτους, η Alpha Bank διέθεσε μέρος των ιδίων μετοχών που κατείχε και αντιστοιχούσαν σε ποσοστό 4% επί του μετοχικού της κεφαλαίου, στην εταιρία Paramount Services Holding Limited, η οποία αποτελεί επενδυτικό φορέα που εκπροσωπεί τα συμφέροντα της πλέον επιφανούς οικογένειας του Κατάρ.

Κατά την 31.12.2008 η Τράπεζα κατείχε 5.683.358 ίδιες μετοχές, αξίας κτήσεως € 68,9 εκατ. και χρηματιστηριακής αξίας € 38 εκατ. Οι εταιρίες του Ομίλου δεν κατείχαν ίδιες μετοχές.
Στο διάστημα μετά την 31.12.2008 και έως την 16.2.2009 προέβη σε αγορά 457.601 μετοχών, με αξία κτήσης € 2,6 εκατ. (ήτοι € 5,83 ανά μετοχή). Έτσι ο συνολικός αριθμός των κατεχομένων από την Τράπεζα ιδίων μετοχών, κατά την 16.2.2009, ανέρχεται σε 6.140.959 μετοχές συνολικής αξίας κτήσεως € 71,7 εκατ. ήτοι ποσοστό 1,49% επί του υφισταμένου μετοχικού κεφαλαίου.

Επίσης, την 17.02.2009 ολοκληρώθηκε επιτυχώς και η Τρίτη κατά σειρά τιτλοποίηση, αυτή τη φορά τμήματος του χαρτοφυλακίου ομολόγων της Τραπέζης ύψους Ευρώ 1,25 δισ. μέσω της εταιρίας ειδικού σκοπού Talanto PLC. Ένα τμήμα των ομολογιών αυτών, που έχει λάβει διαβάθμιση A1 από το οίκο πιστοληπτικής διαβαθμίσεως Moody's είναι αποδεκτό από την Ευρωπαϊκή Κεντρική Τράπεζα ως ενέχυρο για πράξεις αναχρηματοδοτήσεως.

Η Alpha Bank, παρακολουθώντας διαρκώς το παγκόσμιο μακροοικονομικό περιβάλλον και τις διεθνείς εξελίξεις, προχωρά μπροστά, δίνοντας ιδιαίτερη βαρύτητα στη διαχείριση του πιστωτικού κινδύνου και της ποιότητας των δανείων, της ρευστότητος και της βέλτιστης χρήσης των κεφαλαίων της, ενδυναμώνοντας το πλαίσιο μεθοδολογιών και των συστημάτων της με τις πιο σύγχρονες διεθνείς πρακτικές. Στηριζόμενη στα ανωτέρω και στη διαχρονική πορεία της, έχοντας σαν κύριο μέλημα της τη δημιουργία και διαχείριση ισχυρών και υγιών δανειακών χαρτοφυλακίων, συνεχίζει σταθερά την ανάπτυξη της.

Λόγω της τρέχουσας οικονομικής συγκυρίας και της δυσκολίας πρόσβασης στις διεθνείς κεφαλαιαγορές, έχει αυξηθεί ο κίνδυνος ρευστότητας που αντιμετωπίζει η Τράπεζα. Κατά την διάρκεια του 2008 η Τράπεζα έχει προχωρήσει στην έκδοση covered bonds στεγαστικών δανείων και στην τιτλοποίηση καταναλωτικών δανείων, τα οποία χρησιμοποιούνται ως ενέχυρο για άντληση ρευστότητας από την Τράπεζα της Ελλάδος. Για το 2009 η Τράπεζα προτίθεται να προχωρήσει σε επιπρόσθετες τιτλοποιήσεις δανείων σύμφωνα με απόφαση της Επιτροπής Διαχειρίσεως Ενεργητικού/ Παθητικού (ALCO). Με τις υφιστάμενες συνθήκες στις αγορές, οι παραπάνω τιτλοποιήσεις θα χρησιμοποιηθούν ως ενέχυρο για άντληση ρευστότητας από την Τράπεζα της Ελλάδος. Επιπλέον η Τράπεζα έχει αποφασίσει να συμμετάσχει στο πρόγραμμα ενίσχυσης ρευστότητας της οικονομίας, το οποίο θα βελτιώσει τα ρευστά διαθέσιμά της και τους δείκτες κεφαλαιακής επάρκειας.
Αναφορικά με τους κινδύνους αγοράς, η Επιτροπή Διαχειρίσεως Ενεργητικού/ Παθητικού (ALCO) τους παρακολουθεί σε συνεχή βάση και τους διαχειρίζεται ενεργά με σύναψη παραγώγων για την αντιστάθμισή τους (fair value hedging). Ο σημαντικότερος κίνδυνος αγοράς που αντιμετωπίζει είναι ο συναλλαγματικός κίνδυνος, λόγω των συμμετοχών της σε χώρες εκτός ζώνης Ευρώ. Η Τράπεζα έχει ήδη προχωρήσει σε αντιστάθμιση του συναλλαγματικού κινδύνου για τα νομίσματα για τα οποία υπάρχουν οργανωμένες αγορές παραγώγων και κεφαλαίου.
Εξάλλου, τα προβλήματα στις χρηματοοικονομικές αγορές που επικρατούν σε διεθνές επίπεδο απαιτούν εγρήγορση και προετοιμασία. Η Alpha Bank γνωρίζει να προσαρμόζεται ώστε να λειτουργεί με επιτυχία στις εκάστοτε συνθήκες, όπως έκανε μέχρι τώρα κατά την μακρόχρονη πορεία της, βασιζόμενη στο ισχυρό όνομα, την καλή οργάνωση, το άριστο προσωπικό, τις μακροχρόνιες σχέσεις εμπιστοσύνης με τους πελάτες και την συντηρητική πολιτική αναλήψεως κινδύνων που ακολουθεί.

Η αρχική πρόθεση του Διοικητικού Συμβουλίου ήταν να προτείνει τη διανομή μερίσματος σε μετρητά για τη χρήση του 2008, στα πλαίσια του Ν. 3723/2008.

Ενόψει όμως των επικείμενων νομοθετικών μεταβολών περί την καταβολή του μερίσματος, το Διοικητικό Συμβούλιο της Τραπέζης δεν δύναται, σήμερον, να διατυπώσει ακριβή πρόταση περί της διανομής ή μη μερίσματος, το οποίο, ως εκτιμά, θα πράξει προ της επικείμενης Τακτικής Γενικής Συνελεύσεως.

Σύμφωνα με το σχετικό κανονιστικό πλαίσιο, η παρούσα έκθεση πρέπει να περιλαμβάνει τις σημαντικότερες συναλλαγές με συνδεδεμένα μέρη. Όλες οι συναλλαγές των συνδεδεμένων με την Τράπεζα και τις εταιρίες του Ομίλου μερών, γίνονται στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων, διενεργούνται με συνθήκες και όρους της αγοράς, εγκρίνονται από τα αρμόδια όργανα της Τραπέζης και πέραν των όσων αναλυτικά παρατίθενται παρακάτω, δεν κρίνονται σημαντικές για τα μεγέθη και τα αποτελέσματα του Ομίλου.

α. Τα υπόλοιπα των συναλλαγών των εταιριών του Ομίλου με μέλη των Διοικητικών τους Συμβουλίων, των πλησιεστέρων συγγενικών τους προσώπων και εταιριών συνδεδεμένων με αυτά, καθώς και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα κατά την 31.12.2008 έχουν ως εξής:

Δάνεια	172.472
Καταθέσεις	73.991
Ομολογίες εκδόσεώς μας	20.096
Εγγυητικές επιστολές	21.392
Τόκοι και εξομοιούμενα έσοδα	10.295
Τόκοι και εξομοιούμενα έξοδα	3.942
Αμοιβές και έξοδα προσωπικού	13.021

β. Τα υπόλοιπα των σημαντικότερων συναλλαγών της Τραπέζης, με θυγατρικές εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

ALPHA BANK LONDON

Ενεργητικό	
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	169.715
Υποχρεώσεις	
Υποχρεώσεις προς πιστωτικά ιδρύματα	202.793
Εγγυητικές επιστολές και λοιπές εγγυήσεις	479.477
Έσοδα	
Τόκοι και εξομοιούμενα έσοδα	10.003

ALPHA LEASING A.E

Ενεργητικό	
Δάνεια και απαιτήσεις κατά πελατών	970.900
Έσοδα	
Τόκοι και εξομοιούμενα έσοδα	47.510

ABC FACTORS A.E

Ενεργητικό	
Δάνεια και απαιτήσεις κατά πελατών	455.212
Έσοδα	
Τόκοι και εξομοιούμενα έσοδα	17.017

ALPHA LEASING ROMANIA S.A

Ενεργητικό	
Δάνεια και απαιτήσεις κατά πελατών	115.893
Έσοδα	
Τόκοι και εξομοιούμενα έσοδα	724

ALPHA BANK SRBIJA A.D

Ενεργητικό	
Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων	143.507
Έσοδα	
Τόκοι και εξομοιούμενα έσοδα	8.176

ALPHA BANK ROMANIA

Ενεργητικό	
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.551.692
Εγγυητικές επιστολές και λοιπές εγγυήσεις	52.637
Έσοδα	
Τόκοι και εξομοιούμενα έσοδα	120.272

ALPHA CREDIT GROUP PLC

Ενεργητικό	
Αξιόγραφα διαθέσιμα προς πώληση	5.464.510
Υποχρεώσεις	
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	17.395.646
Έσοδα	
Τόκοι και εξομοιούμενα έσοδα	224.204
Έξοδα	
Τόκοι και εξομοιούμενα έξοδα	1.026.366

ALPHA BANK CYPRUS LTD

Ενεργητικό	
Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων	2.863.071
Υποχρεώσεις	
Υποχρεώσεις προς Πιστωτικά Ιδρύματα	1.977.836
Εγγυητικές επιστολές και λοιπές εγγυήσεις	462.953
Έσοδα	
Τόκοι και εξομοιούμενα έσοδα	67.597
Έξοδα	
Τόκοι και εξομοιούμενα έξοδα	63.054

ALPHA GROUP INVESTMENTS LTD

Έσοδα	
Αποτελέσματα χρηματοοικονομικών πράξεων	84.297

Επεξηγηματική Έκθεση Διοικητικού Συμβουλίου Χρήσεως 2008

Η παρούσα Επεξηγηματική Έκθεση του Διοικητικού Συμβουλίου Διαχειριστικής Χρήσεως 2008 προς την Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης περιέχει, συμφώνως προς το άρθρο 11 του ν. 3371/2005, αναλυτικές πληροφορίες, με ημερομηνία αναφοράς την 31.12.2008.

Ειδικότερα:

α. Το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται στο συνολικό ποσό των 1.931.590.264,40 Ευρώ, διαιρούμενο σε 410.976.652 κοινές, ονομαστικές, μετά ψήφου, άυλες μετοχές, ονομαστικής αξίας εκάστης ίσης προς 4,70 Ευρώ. Όλες οι μετοχές είναι εισηγμένες προς διαπραγμάτευση στην Αγορά Αξιών του Χρηματιστηρίου Αθηνών. Οι μετοχές είναι ονομαστικές, αδιαίρετες με δικαίωμα ψήφου και εκδίδονται σε άυλη μορφή ή όπως ο νόμος εκάστοτε ορίζει.

Υπενθυμίζεται ότι η Έκτακτη Γενική Συνέλευση των Μετόχων της 12.1.2009 ενέκρινε:
- Την αύξηση του μετοχικού κεφαλαίου της Τραπέζης μέχρι του ποσού των Ευρώ 950.000.000, σύμφωνα με τις διατάξεις του ν. 3723/2008, με κατάργηση του δικαιώματος προτιμήσεως των παλαιών μετόχων (όπου απαιτείται), δια της εκδόσεως και διανομής νέων προνομιούχων, άνευ ψήφου, ενσώματων, εξαγοράσιμων και μη διαπραγματεύσιμων σε οργανωμένη αγορά μετοχών.
- Την παροχή εξουσιοδοτήσεως προς το Διοικητικό Συμβούλιο της Τραπέζης για την εξειδίκευση των όρων (εκδόσεως) των προνομιούχων μετοχών.
- Την τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης για το σκοπό της αυξήσεως του μετοχικού κεφαλαίου και της προσαρμογής στις διατάξεις του ν. 3723/2008.

Η υπόψη απόφαση δεν έχει εισέτι εγκριθεί από το Υπ. Αναπτύξεως και, συνεπώς, κατ' άρθρο 7β παρ. 11 κ.ν. 2190/1920, δεν έχει τεθεί ακόμη σε ισχύ.

β. Δεν υφίστανται καταστατικοί περιορισμοί στη μεταβίβαση μετοχών, πλην των εκ του νόμου προβλεπομένων.

γ. Εκ των τηρουμένων στοιχείων, δεν προκύπτουν σημαντικές άμεσες ή έμμεσες συμμετοχές κατά την έννοια των διατάξεων του ν. 3556/2007.

δ. Δεν υφίστανται κάτοχοι μετοχών οι οποίες, δυνάμει καταστατικής διατάξεως, παρέχουν ειδικά δικαιώματα ελέγχου.

ε. Δεν υφίστανται καταστατικοί περιορισμοί στο δικαίωμα ψήφου και στις προθεσμίες ασκήσεως δικαιωμάτων ψήφου, πλην των εκ του νόμου προβλεπομένων.

στ. Δεν υφίστανται συμφωνίες μεταξύ μετόχων, οι οποίες είναι γνωστές στην Τράπεζα και συνεπάγονται περιορισμούς στη μεταβίβαση μετοχών ή περιορισμούς στην άσκηση δικαιωμάτων ψήφου.

ζ. Δεν υφίστανται κανόνες για τον διορισμό και την αντικατάσταση μελών του Διοικητικού Συμβουλίου, καθώς και για την τροποποίηση του Καταστατικού, που διαφοροποιούνται από τα προβλεπόμενα στους ν. 3601/2007, ν. 3016/2002 και κ.ν. 2190/1920.

η. Η Τακτική Γενική Συνέλευση των μετόχων της 3.4.2008 ενέκρινε την αύξηση του μετοχικού κεφαλαίου κατά Ευρώ 328.781.321,60 με κεφαλαιοποίηση της διαφοράς από έκδοση μετοχών υπέρ το άρτιον ποσού Ευρώ 184.033.179,45 και μέρους του φορολογημένου υπολοίπου κερδών εις νέον ποσού Ευρώ 144.748.142,15. Για την αύξηση αυτή δεν εκδόθηκαν νέες μετοχές, αλλά αυξήθηκε η ονομαστική αξία από Ευρώ 3,90 σε Ευρώ 4,70. Η υπόψη απόφαση κοινοποιήθηκε

στο Υπουργείο Αναπτύξεως και καταχωρήθηκε στο Μ.Α.Ε. με την υπ' αριθ. Κ2-5168/22.4.2008 απόφασή του. Κατόπιν της ανωτέρω αυξήσεως, το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται στο υπό εδ. α. του παρόντος οριζόμενο ποσό, όπου εκτίθεται και η εντεύθεν διαφοροποίησή του.

Αύξηση του μετοχικού κεφαλαίου διενεργείται με απόφαση της Γενικής Συνελεύσεως ή του Διοικητικού Συμβουλίου, σύμφωνα με το Καταστατικό και τις εκάστοτε ισχύουσες διατάξεις. Η Γενική Συνέλευση, δυνάμει της από 6 Ιουνίου 2006 αποφάσεώς της, εκχώρησε στο Διοικητικό Συμβούλιο, για χρονική περίοδο τεσσάρων (4) ετών, την εξουσία εκτάκτου αυξήσεως του μετοχικού της κεφαλαίου κατά τα οριζόμενα στο άρθρο 13 κ.ν. 2190/1920. Στην περίπτωση αυτή και επιφυλασσομένων των διατάξεων του άρθρου 13 παρ. 4 κ.ν. 2190/1920, το μετοχικό κεφάλαιο της Τραπέζης δύναται να αυξάνεται κατ' ανώτατο ποσό ίσο προς το καταβεβλημένο, κατά την ημερομηνία χορηγήσεως της ανωτέρω εξουσίας, ήτοι μέχρι του ποσού των Ευρώ 1.589.971.702,80. Η παρούσα εξουσία του Διοικητικού Συμβουλίου δύναται να ανανεώνεται, με απόφαση της Γενικής Συνελεύσεως που υπόκειται στις διατυπώσεις δημοσιότητος του άρθρου 7β κ.ν. 2190/1920, για χρονικό διάστημα που δεν θα υπερβαίνει καθ' εκάστη ανανέωση την πενταετία και η ισχύς της θα αρχίζει από τη λήξη της κάθε πενταετίας.

Η Τράπεζα δύναται να αποκτά δικές της μετοχές κατά τους ορισμούς και υπό τις προϋποθέσεις του νόμου. Η Τακτική Γενική Συνέλευση των Μετόχων της Τραπέζης της 3.4.2008 ενέκρινε, σύμφωνα με τις διατάξεις του άρθρου 16 κ.ν.2190/1920 (ως ισχύει), την αγορά ιδίων μετοχών, έως και την 3.4.2010, μέχρι ποσοστού 5% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου, με κατώτατη τιμή αγοράς Ευρώ 1,00 και ανώτατη τιμή αγοράς Ευρώ 33,00 ανά μετοχή. Δυνάμει της ανωτέρω αποφάσεως και κατά το χρονικό διάστημα από 8.4.2008 έως και 27.6.2008, η Τράπεζα προέβη στην απόκτηση 7.989.610 ιδίων μετοχών, ήτοι ποσοστό 1,94% του καταβεβλημένου μετοχικού της κεφαλαίου, συνολικής αξίας κτήσεως Ευρώ 166.666.842,39. Το σύνολο των ιδίων μετοχών που η Τράπεζα κατείχε, την 27.6.2008, ανήρχετο σε 16.522.691, ήτοι ποσοστό 4,02% του καταβεβλημένου μετοχικού της κεφαλαίου. Την 30.6.2008, διατέθηκαν, μέσω ιδιωτικής τοποθετήσεως, στην εταιρία Paramount Services Holding Limited, η οποία αποτελεί επενδυτικό φορέα εκπροσωπούντα τα συμφέροντα της πλέον επιφανούς οικογενείας του Κατάρ, 16.439.066 ιδιοκατεχόμενες μετοχές ή ποσοστό 4,00% του καταβεβλημένου μετοχικού κεφαλαίου της Τραπέζης. Επίσης, κατά το διάστημα από 4.7.2008 έως και 31.12.2008, η Τράπεζα προέβη στην απόκτηση 5.599.733 ιδίων μετοχών, ήτοι 1,36% του καταβεβλημένου μετοχικού κεφαλαίου, έναντι συνολικής αξίας κτήσεως Ευρώ 67.247.830,52. Το σύνολο των ιδίων μετοχών που η Τράπεζα κατείχε, στις 31.12.2008, ανήρχετο σε 5.683.358, ήτοι ποσοστό 1,38% του καταβεβλημένου μετοχικού της κεφαλαίου, συνολικής αξίας κτήσεως Ευρώ 68.984.548,89 και αγοραίας αξίας κατά την 31.12.2008 Ευρώ 38.078.498,60.

θ. Δεν υφίσταται σημαντική συμφωνία της Τραπέζης, η οποία τίθεται σε ισχύ, τροποποιείται ή λήγει σε περίπτωση αλλαγής στον έλεγχο αυτής κατόπιν δημοσίας προτάσεως.

ι. Δεν υφίσταται συμφωνία, που η Τράπεζα έχει συνάψει με μέλη του Διοικητικού Συμβουλίου ή με το προσωπικό της και προβλέπει την καταβολή αποζημιώσεως σε περίπτωση παραιτήσεως ή απολύσεως δίχως βάσιμο λόγο ή τερματισμού της θητείας ή της απασχολήσεως τους εξαιτίας δημοσίας προτάσεως, παρά μόνο υπό τους ορισμούς του νόμου.

Αθήναι, 24 Φεβρουαρίου 2009

Ο ΠΡΟΕΔΡΟΣ
ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ
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Έκθεση Ελέγχου Ανεξάρτητων Ορκωτών Ελεγκτών

Προς τους Μετόχους της
ALPHA BANK A.E.

Έκθεση επί των Οικονομικών Καταστάσεων

Ελέγξαμε τις συνημμένες Ενοποιημένες Οικονομικές Καταστάσεις της ALPHA BANK A.E. (η «Τράπεζα») που αποτελούνται από τον Ισολογισμό της 31 Δεκεμβρίου 2008, τις Καταστάσεις Αποτελεσμάτων, Μεταβολών Ιδίων Κεφαλαίων και Ταμιακών Ροών για τη χρήση που έληξε την ημερομηνία αυτή, καθώς και μία περίληψη σημαντικών λογιστικών πολιτικών και λοιπών επεξηγηματικών σημειώσεων.

Ευθύνη Διοίκησης για τις Οικονομικές Καταστάσεις

Η Διοίκηση της Τράπεζας έχει την ευθύνη για τη σύνταξη και την εύλογη παρουσίαση αυτών των Ενοποιημένων Οικονομικών Καταστάσεων σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση. Η ευθύνη αυτή περιλαμβάνει το σχεδιασμό, εφαρμογή και διατήρηση συστήματος εσωτερικού ελέγχου σχετικά με τη σύνταξη και εύλογη παρουσίαση οικονομικών καταστάσεων, οι οποίες είναι απαλλαγμένες από ουσιώδεις ανακρίβειες, που οφείλονται σε απάτη ή λάθος επιλέγοντας και εφαρμόζοντας κατάλληλες λογιστικές πολιτικές και πραγματοποιώντας λογιστικές εκτιμήσεις οι οποίες είναι εύλογες για την περίσταση.

Ευθύνη Ελεγκτή

Δική μας ευθύνη είναι η έκφραση γνώμης επί αυτών των Ενοποιημένων Οικονομικών Καταστάσεων, με βάση τον έλεγχό μας. Διενεργήσαμε τον έλεγχό μας σύμφωνα με τα Διεθνή Πρότυπα της Ελεγκτικής . Τα Πρότυπα αυτά απαιτούν τη συμμόρφωσή μας με κανόνες ηθικής δεοντολογίας και το σχεδιασμό και διενέργεια του ελέγχου μας με σκοπό την αποκόμιση εύλογης διασφάλισης ότι οι ενοποιημένες οικονομικές καταστάσεις είναι απαλλαγμένες από ουσιώδεις ανακρίβειες.

Ο έλεγχος περιλαμβάνει τη διενέργεια διαδικασιών για τη συγκέντρωση ελεγκτικών τεκμηρίων σχετικά με τα ποσά και τις πληροφορίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις. Οι διαδικασίες επιλέγονται κατά την κρίση του ελεγκτή και περιλαμβάνουν την εκτίμηση του κινδύνου ουσιώδους ανακρίβειας των ενοποιημένων οικονομικών καταστάσεων, που οφείλεται σε απάτη ή λάθος. Για την εκτίμηση του κινδύνου αυτού, ο ελεγκτής λαμβάνει υπόψη του το σύστημα εσωτερικού ελέγχου, σχετικά με τη σύνταξη και την εύλογη παρουσίαση των ενοποιημένων οικονομικών καταστάσεων, με σκοπό το σχεδιασμό κατάλληλων ελεγκτικών διαδικασιών για την περίσταση και όχι για την έκφραση γνώμης επί της αποτελεσματικότητας του συστήματος εσωτερικού ελέγχου της Τράπεζας. Ο έλεγχος περιλαμβάνει επίσης την αξιολόγηση της καταλληλότητας των λογιστικών πολιτικών που εφαρμόστηκαν και του εύλογου των εκτιμήσεων που έγιναν από τη Διοίκηση, καθώς και αξιολόγηση της συνολικής παρουσίασης των ενοποιημένων οικονομικών καταστάσεων.

Πιστεύουμε ότι τα ελεγκτικά τεκμήρια που έχουμε συγκεντρώσει είναι επαρκή και κατάλληλα για τη θεμελίωση της ελεγκτικής μας γνώμης.

Γνώμη

Κατά τη γνώμη μας, οι Ενοποιημένες Οικονομικές Καταστάσεις απεικονίζουν ακριβοδίκαια την ενοποιημένη οικονομική κατάσταση της Τράπεζας κατά την 31 Δεκεμβρίου 2008 και την ενοποιημένη χρηματοοικονομική της επίδοση και τις ενοποιημένες ταμιακές ροές της για τη χρήση που έληξε την ημερομηνία αυτή, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση.

Αναφορά επί άλλων νομικών και κανονιστικών θεμάτων

Επαληθεύσαμε τη συμφωνία και την αντιστοίχηση του περιεχομένου της Έκθεσης του Διοικητικού Συμβουλίου με τις συνημμένες Οικονομικές Καταστάσεις στα πλαίσια των οριζομένων από τα άρθρα 37 και 107 του Κ.Ν. 2190/1920.

Αθήνα, 24 Φεβρουαρίου 2009

KPMG Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Νικόλαος Βουνισέας
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 18701

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ

Ενοποιημένη Κατάσταση Αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2008	31.12.2007
Τόκοι και εξομοιούμενα έσοδα	2	4.406.935	3.406.725
Τόκοι και εξομοιούμενα έξοδα	2	(2.608.333)	(1.801.472)
Καθαρό έσοδο από τόκους	2	1.798.602	1.605.253
Έσοδα από αμοιβές και προμήθειες		505.039	507.651
Προμήθειες έξοδα		(40.625)	(43.061)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	464.414	464.590
Έσοδα από μερίσματα	4	2.591	2.254
Αποτελέσματα χρηματοοικονομικών πράξεων	5	(6.848)	82.542
Λοιπά έσοδα	6	79.944	81.432
		75.687	166.228
Σύνολο εσόδων		**2.338.703**	**2.236.071**
Αμοιβές και έξοδα προσωπικού	7	(589.488)	(526.935)
Γενικά διοικητικά έξοδα	8	(495.623)	(416.253)
Αποσβέσεις	20, 21, 22	(88.949)	(78.254)
Λοιπά έξοδα		(4.256)	(3.903)
Σύνολο εξόδων		**(1.178.316)**	**(1.025.345)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(541.751)	(226.683)
Αναλογία κερδών/(ζημιών) από συγγενείς εταιρίες	19	6.997	1.220
Κέρδη πριν το φόρο εισοδήματος		**625.633**	**985.263**
Φόρος εισοδήματος	10	(112.186)	(214.565)
Καθαρά κέρδη, μετά το φόρο εισοδήματος από συνεχιζόμενες δραστηριότητες		**513.447**	**770.698**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	11		80.388
Καθαρά κέρδη μετά το φόρο εισοδήματος		**513.447**	**851.086**
Καθαρά κέρδη που αναλογούν σε:			
Μετόχους της Τραπέζης		**512.067**	**850.035**
Τρίτους		1.380	1.051
Καθαρά κέρδη ανά μετοχή:	12		
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		1,26	2,10
Προσαρμοσμένα (€ ανά μετοχή)		1,26	2,09
Από συνεχιζόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		1,26	1,90
Προσαρμοσμένα (€ ανά μετοχή)		1,26	1,89

Οι επισυναπτόμενες σημειώσεις (σελ.22 - 101) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων του Ομίλου.

Ενοποιημένος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.12.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	13	3.450.947	3.263.612
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	14	2.829.970	3.509.696
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων			
- Εμπορικό χαρτοφυλάκιο	15	81.135	266.047
Παράγωγα χρηματοοικονομικά μέσα	16	485.026	383.432
Δάνεια και απαιτήσεις κατά πελατών	17	50.704.702	42.072.071
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
- Διαθέσιμα προς πώληση	18	752.526	3.156.901
- Διακρατούμενα μέχρι τη λήξη	18	4.488.709	
Επενδύσεις σε συγγενείς εταιρίες	19	59.260	5.320
Επενδύσεις σε ακίνητα	20	66.875	73.560
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	21	1.254.240	1.173.275
Υπεραξία και λοιπά άυλα πάγια	22	159.961	134.497
Αναβαλλόμενες φορολογικές απαιτήσεις	23	333.499	170.257
Λοιπά στοιχεία Ενεργητικού	24	549.299	385.676
		65.216.149	**54.594.344**
Στοιχεία Ενεργητικού προς πώληση	25	53.805	89.945
Σύνολο Ενεργητικού		**65.269.954**	**54.684.289**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα	26	8.963.796	4.437.736
Παράγωγα χρηματοοικονομικά μέσα	16	805.346	384.139
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	27	42.546.777	34.665.158
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	28	7.241.185	9.189.297
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	29	128.062	158.797
Αναβαλλόμενες φορολογικές υποχρεώσεις	23	197.779	94.807
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	30	42.762	42.019
Λοιπές υποχρεώσεις	31	1.350.287	1.323.554
Προβλέψεις	32	53.263	95.935
		61.329.257	50.391.442
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	25		1.583
Σύνολο Υποχρεώσεων		**61.329.257**	**50.393.025**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους Μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο	33	1.931.590	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	34		184.033
Αποθεματικά	35	188.404	445.662
Αποτελέσματα εις νέον	36	969.815	1.138.195
Ίδιες μετοχές	37	(68.985)	(188)
		3.020.824	**3.370.511**
Δικαιώματα τρίτων		**32.567**	**32.859**
Υβριδικά κεφάλαια	38	**887.306**	**887.894**
Σύνολο Καθαρής Θέσεως		**3.940.697**	**4.291.264**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**65.269.954**	**54.684.289**

Οι επισυναπτόμενες σημειώσεις (σελ. 22 - 101) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων του Ομίλου.

Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2007		1.591.286	127.961	349.121	686.018	(14.653)	2.739.733	44.280	829.654	3.613.667
Μεταβολές περιόδου 1.1 - 31.12.2007										
Διαφορά αποτίμησης των διαθέσιμων προς πώληση αξιογράφων				(38.613)			(38.613)			(38.613)
Μεταφορά στο αποτέλεσμα χρήσεως, λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων				123.054			123.054			123.054
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού				68			68			68
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				84.509			84.509			84.509
Αποτέλεσμα χρήσεως, μετά το φόρο εισοδήματος					850.035		850.035	1.051		851.086
Σύνολο αποτελέσματος				**84.509**	**850.035**		**934.544**	**1.051**		**935.595**
Αγορές / πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες					(3.613)		(3.613)	(11.395)		(15.008)
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	37, 38				(18.197)	14.465	(3.732)		58.240	54.508
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό				19.487			19.487			19.487
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό	34, 35		25.477	(25.477)						
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	33,34	11.523	30.595				42.118			42.118
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας	36				(304.421)		(304.421)	(1.077)		(305.498)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(52.996)		(52.996)			(52.996)
Μεταφορά αποθεματικών				(36.827)	36.827					
Σχηματισμός αποθεματικών	35			54.849	(54.849)					
Λοιπά					(609)		(609)			(609)
Υπόλοιπο 31.12.2007		**1.602.809**	**184.033**	**445.662**	**1.138.195**	**(188)**	**3.370.511**	**32.859**	**887.894**	**4.291.264**

Οι επισυναπτόμενες σημειώσεις (σελ.22 - 101) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων του Ομίλου.

Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2008		1.602.809	184.033	445.662	1.138.195	(188)	3.370.511	32.859	887.894	4.291.264
Μεταβολές περιόδου 1.1 - 31.12.2008										
Διαφορά αποτίμησης των διαθέσιμων προς πώληση αξιογράφων (μετά από φόρους)				(205.653)			(205.653)			(205.653)
Μεταφορά στο αποτέλεσμα χρήσεως, αποθεματικού διαθέσιμων προς πώληση αξιογράφων				33.655			33.655			33.655
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού				(132.924)			(132.924)			(132.924)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				(304.922)			(304.922)			(304.922)
Αποτέλεσμα χρήσεως, μετά το φόρο εισοδήματος					512.067		512.067	1.380		513.447
Σύνολο αποτελέσματος				**(304.922)**	**512.067**		**207.145**	**1.380**		**208.525**
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση διαφοράς υπέρ το άρτιο και αποτελεσμάτων εις νέον	33, 34, 36	328.781	(184.033)		(144.748)					
Έξοδα αυξήσεως μετοχικού κεφαλαίου					(2.204)		(2.204)			(2.204)
Αγορές / πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες					(5.270)		(5.270)	(1.140)		(6.410)
Αγορές/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	37, 38				(57.789)	(68.797)	(126.586)		(588)	(127.174)
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας	36				(362.199)		(362.199)	(532)		(362.731)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(58.575)		(58.575)			(58.575)
Σχηματισμός αποθεματικών	35			47.664	(47.664)					
Λοιπά					(1.998)		(1.998)			(1.998)
Υπόλοιπο 31.12.2008		1.931.590		188.404	969.815	(68.985)	3.020.824	32.567	887.306	3.940.697

Οι επισυναπτόμενες σημειώσεις (σελ.22 - 101) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων του Ομίλου.

Ενοποιημένη Κατάσταση Ταμειακών Ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2008	31.12.2007
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		625.633	985.263
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσωμάτων παγίων	20, 21	59.191	54.509
Αποσβέσεις άϋλων παγίων	22	29.758	23.745
Απομειώσεις δανείων και προβλέψεις		614.490	237.398
Λοιπές προσαρμογές		1.932	19.487
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		14.661	15.323
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		43.338	53.487
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις		(6.996)	(1.220)
		1.382.007	**1.387.992**
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(186.744)	(240.602)
Χρηματοοικονομικών στοιχείων στην εύλογη αξία μέσω αποτελεσμάτων και παραγώγων Ενεργητικού		83.319	(97.812)
Δανείων και απαιτήσεων κατά πελατών		(9.260.424)	(10.050.212)
Λοιπών στοιχείων Ενεργητικού		(162.254)	(13.071)
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:			
Υποχρεώσεων προς πιστωτικά ιδρύματα		4.520.683	(2.307.395)
Υποχρεώσεων από παράγωγα		421.206	159.563
Υποχρεώσεων προς πελάτες		6.255.366	6.216.867
Λοιπών Υποχρεώσεων		(11.239)	(33.841)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		**3.041.920**	**(4.978.511)**
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(153.537)	(126.471)
Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες		**2.888.383**	**(5.104.982)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις		(140.550)	(22.387)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς επιχειρήσεις		1.840	20
Εισπραχθέντα μερίσματα	4	2.591	2.254
Αγορές παγίων		(225.253)	(183.060)
Πωλήσεις παγίων		27.492	21.637
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		(2.394.454)	4.451.770
Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες		**(2.728.334)**	**4.270.234**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Αύξηση καθαρής θέσεως από ενάσκηση δικαιωμάτων προαιρέσεως			42.118
Έξοδα αυξήσεως μετοχικού κεφαλαίου		(2.204)	
Πληρωθέντα μερίσματα		(361.094)	(303.531)
(Αγορές)/πωλήσεις ιδίων μετοχών		(122.140)	11.466
Έκδοση ομολογιακών δανείων		100.000	677.038
Αποπληρωμή ομολογιακών δανείων		(410.965)	(526.956)
(Αγορές)/πωλήσεις υβριδικών τίτλων		(210)	43.042
Πληρωθέντα μερίσματα υβριδικών τίτλων		(58.575)	(52.996)
Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες		**(855.188)**	**(109.819)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		**(83.256)**	**67**
Καθαρή αύξηση/(μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες		**(778.395)**	**(944.500)**
Καθαρές ταμειακές ροές από διακοπτόμενες λειτουργικές δραστηριότητες			
Καθαρές ταμειακές ροές από διακοπτόμενες επενδυτικές δραστηριότητες			160.700
Καθαρές ταμειακές ροές από διακοπτόμενες χρηματοδοτικές δραστηριότητες			
Καθαρή αύξηση/(μείωση) ταμειακών ροών από διακοπτόμενες δραστηριότητες			**160.700**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της χρήσεως	13	**3.792.031**	**4.575.831**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της χρήσεως	13	**3.013.636**	**3.792.031**

Οι επισυναπτόμενες σημειώσεις (σελ.22 - 101) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων του Ομίλου.

Σημειώσεις επί των Ενοποιημένων Οικονομικών Καταστάσεων

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως: Τραπεζικές, Χρηματοδοτικές, Χρηματοοικονομικών υπηρεσιών, Επενδύσεων, Ασφαλίσεων, Κτηματικές, Ξενοδοχειακές.

Ιθύνουσα, ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης, όπως περιγράφεται στο άρθρο 4 του Καταστατικού της, είναι η διενέργεια, για ίδιο λογαριασμό ή για λογαριασμό τρίτων, στην Ελλάδα και στην αλλοδαπή, αυτοτελώς ή σε συνεργασία, συμπεριλαμβανομένης της κοινοπραξίας, μετά τρίτων, του συνόλου, άνευ περιορισμού ή ετέρας διακρίσεως, των (κυρίων και παρεπομένων) εργασιών, δραστηριοτήτων, συναλλαγών και υπηρεσιών, που η εκάστοτε κείμενη (ημεδαπή, κοινοτική, αλλοδαπή) νομοθεσία επιτρέπει σε πιστωτικά ιδρύματα. Για την εκπλήρωσή του η Τράπεζα δύναται να διενεργεί οποιαδήποτε πράξη, εργασία ή συναλλαγή που, αμέσως ή εμμέσως, είναι συναφής, συμπληρωματική ή επιβοηθητική των προαναφερομένων.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010.

Η Γενική Συνέλευση των Μετόχων της 3.4.2008 αποφάσισε την αύξηση των μελών του Διοικητικού Συμβουλίου από 14 σε 15, όπως προβλέπεται από το Καταστατικό της Τραπέζης, και εξέλεξε την κα Ιωάννα Ε. Παπαδοπούλου ως μη εκτελεστικό μέλος. Όρισε επίσης, ως μη Εκτελεστικά Ανεξάρτητα Μέλη, τους κ.κ. Μηνά Γ. Τάνε και Γεώργιο Ε. Αγουρίδη. Έτσι η σύνθεση του Διοικητικού Συμβουλίου την 31.12.2008 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες ***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO) ***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας *
Νικόλαος Ι. Μάνεσης **
Ιωάννα Ε. Παπαδοπούλου

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης *
Παύλος Α. Αποστολίδης **
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */***
Ιωάννης Κ. Λύρας **

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* *Μέλος της Ελεγκτικής Επιτροπής*
** *Μέλος της Επιτροπής Αποδοχών Διοικήσεως*
*** *Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων*

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί: Μάριος Τ. Κυριάκου

Νικόλαος Ε. Βουνισέας

Αναπληρωματικοί: Χαράλαμπος Γ. Συρούνης

Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31η Δεκεμβρίου 2008 ήταν η έκτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες Ευρωπαϊκές εταιρίες. Συμμετέχει επίσης και σε άλλους σημαντικούς διεθνείς δείκτες όπως ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs) και διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31η Δεκεμβρίου 2008 ανήρχετο σε 410.976.652 τεμάχια.

Κατά το έτος 2008, η εμπορευσιμότητα της μετοχής ανήλθε σε 1.422.261 τεμάχια ανά συνεδρίαση, κατά μέσο όρο.

Η Τράπεζα αξιολογείται πιστοληπτικά από τρεις οίκους του εξωτερικού (Standard & Poor's: BBB+, Moody's: A2, Fitch Ratings: A-).

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 24ης Φεβρουαρίου 2009.

ΑΚΟΛΟΥΘΟΥΜΕΝΕΣ ΛΟΓΙΣΤΙΚΕΣ ΑΡΧΕΣ

1.1 Βάση παρουσίασης

Οι παρούσες ενοποιημένες οικονομικές καταστάσεις αφορούν τη χρήση 1.1 – 31.12.2008, και έχουν συνταχθεί:

α) σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), όπως αυτά υιοθετούνται από την Ευρωπαϊκή Ένωση, βάσει του Κανονισμού αριθ. 1606/2002 του Ευρωπαϊκού Κοινοβουλίου και του Συμβουλίου της Ευρωπαϊκής Ένωσης της 19ης Ιουλίου 2002 και

β) με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι εκτιμήσεις και τα κριτήρια που εφαρμόζονται από τις εταιρίες του Ομίλου για τη λήψη αποφάσεων και τα οποία επηρεάζουν τη σύνταξη των οικονομικών καταστάσεων, στηρίζονται σε ιστορικά δεδομένα και σε υποθέσεις που, υπό τις παρούσες συνθήκες, κρίνονται λογικές.

Οι εκτιμήσεις και τα κριτήρια λήψης αποφάσεων επανεκτιμώνται για να λάβουν υπόψη τις τρέχουσες εξελίξεις και οι επιπτώσεις από τυχόν αλλαγές τους αναγνωρίζονται στις οικονομικές καταστάσεις κατά το χρόνο που πραγματοποιούνται.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των ετήσιων οικονομικών καταστάσεων της 31.12.2008, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των Διεθνών Λογιστικών Προτύπων και οι νέες Διερμηνείες, που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2008:

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 39** «Χρηματοοικονομικά Μέσα: Αναγνώριση και Αποτίμηση» και *του* **Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 7** «Χρηματοοικονομικά Μέσα: Γνωστοποιήσεις» όσον αφορά την αναταξινόμηση χρηματοοικονομικών στοιχείων ενεργητικού (Κανονισμός 1004/15.10.2008)

  Η εν λόγω τροποποίηση, που εκδόθηκε στις 13 Οκτωβρίου 2008, επιτρέπει, υπό προϋποθέσεις, την αναταξινόμηση ορισμένων χρηματοοικονομικών στοιχείων, σε κατηγορίες αποτίμησης, διαφορετικές από εκείνες που είχαν ταξινομηθεί κατά την αρχική αναγνώρισή τους. Η ανωτέρω δυνατότητα μπορεί να εφαρμοστεί αναδρομικά από την 1η Ιουλίου 2008. Ο Όμιλος έκανε χρήση της ανωτέρω δυνατότητας και η επίπτωση στις οικονομικές καταστάσεις της αναφέρεται στη σημείωση 17.

- **Διερμηνεία 11** «Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ίδιας επιχείρησης ή επιχειρήσεων του ίδιου ομίλου» (Κανονισμός 611/1.6.2007)

  Η υιοθέτησή της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

- **Διερμηνεία 14** «ΔΛΠ 19 – Το όριο σε ένα περιουσιακό στοιχείο καθορισμένων παροχών, οι ελάχιστες κεφαλαιακές υποχρεώσεις και οι αλληλεπιδράσεις τους» (Κανονισμός 1263/16.12.2008)

  Με τη διερμηνεία αυτή διευκρινίζεται πότε το πλεόνασμα ενός προγράμματος καθορισμένων παροχών στους εργαζομένους δύναται να αναγνωριστεί ως στοιχείο του ενεργητικού και σε ποιο βαθμό περιορίζεται από τυχόν υποχρεώσεις για τη χρηματοδότηση παροχών που θα καταστούν δεδουλευμένες στο μέλλον.

  Η υιοθέτηση της διερμηνείας δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Εκτός των Προτύπων και Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση έχει υιοθετήσει τα παρακάτω πρότυπα και διερμηνείες των οποίων η εφαρμογή είναι υποχρεωτική για χρήσεις με έναρξη μετά την 1.1.2008 και δεν έχουν εφαρμοστεί πρόωρα από τον Όμιλο.

- **Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8** «Λειτουργικοί Τομείς» (Κανονισμός 1358/21.11.2007)

  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 «Οικονομικές πληροφορίες κατά τομέα». Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από τον Όμιλο αναμένεται να επιφέρουν αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων του κατά τομέα λειτουργίας.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23** «Κόστος δανεισμού» (Κανονισμός 1260/10.12.2008)-

  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσεως των στοιχείων του ενεργητικού.

  Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

- **Τροποποίηση του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 2** «Παροχές που εξαρτώνται από την αξία των μετοχών» (Κανονισμός 1261/16.12.2008)

  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Με την τροποποίηση αυτή, που εκδόθηκε την 17η Ιανουαρίου 2008, διευκρινίζεται ότι οι προϋποθέσεις κατοχύρωσης των εν λόγω παροχών διακρίνονται σε:

  i. Προϋποθέσεις που καθορίζουν το αν η επιχείρηση είναι αποδέκτης των υπηρεσιών που παρέχονται και οι οποίες διακρίνονται περαιτέρω σε:

  • προϋποθέσεις κατοχύρωσης που στηρίζονται αποκλειστικά στην παρέλευση του καθορισμένου χρόνου παροχής υπηρεσιών και

  • προϋποθέσεις που ταυτόχρονα επιβάλλουν την επίτευξη συγκεκριμένης απόδοσης.

  ii. Προϋποθέσεις που δεν σχετίζονται με τη λήψη υπηρεσιών από την επιχείρηση.

  Επιπλέον, για κάθε μία από τις ανωτέρω κατηγορίες, καθορίζονται διακριτοί κανόνες προσδιορισμού της εύλογης αξίας των παροχών κατά την ημερομηνία χορήγησής τους, καθώς και του λογιστικού χειρισμού στις περιπτώσεις μη επίτευξης των προϋποθέσεων που έχουν τεθεί. Η υιοθέτηση της τροποποίησης από την Ευρωπαϊκή Ένωση και η εφαρμογή της από τον Όμιλο, δεν αναμένεται να έχει ουσιώδεις επιπτώσεις στις οικονομικές του καταστάσεις.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 1** «Παρουσίαση των Οικονομικών Καταστάσεων» (Κανονισμός 1274/17.12.2008)-

  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Την 6η Σεπτεμβρίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 1, του οποίου οι σημαντικότερες αλλαγές συνοψίζονται στα εξής:

  i. Εισάγεται η έννοια του συνολικού αποτελέσματος (comprehensive income), το οποίο πρέπει να παρουσιάζεται ως μία ξεχωριστή κατάσταση που θα συγκεντρώνει τα κονδύλια που έχουν καταχωρηθεί στα αποτελέσματα της περιόδου και εκείνα που έχουν καταχωρηθεί απευθείας στην καθαρή θέση. Οι επιχειρήσεις δύνανται να συντάσσουν ξεχωριστή κατάσταση αποτελεσμάτων χρήσης, στην περίπτωση όμως αυτή, τα αποτελέσματα που καταχωρήθηκαν απευθείας στην καθαρή θέση θα παρουσιάζονται σε πρόσθετη κατάσταση.

  ii. Η κατάσταση μεταβολών της καθαρής θέσης θα περιλαμβάνει τα κονδύλια που αφορούν αποκλειστικά τις συναλλαγές των επιχειρήσεων με τους κατόχους στοιχείων της καθαρής τους θέσης.

  iii. Στις περιπτώσεις που μία νέα λογιστική αρχή εφαρμόζεται αναδρομικά, καθώς και στις περιπτώσεις αναμορφώσεως κονδυλίων, τα συγκριτικά στοιχεία θα πρέπει να περιλαμβάνουν τους ισολογισμούς του τέλους και της αρχής της προηγούμενης χρήσης.

  Η υιοθέτηση του Προτύπου από την Ευρωπαϊκή Ένωση και η εφαρμογή του από τον Όμιλο αναμένεται να επιφέρουν αλλαγές στον τρόπο παρουσίασης των οικονομικών του καταστάσεων.

- **Τροποποίηση των Διεθνών Λογιστικών Προτύπων 32** – «Χρηματοοικονομικά μέσα: Παρουσίαση» και **1** «Παρουσίαση των Οικονομικών Καταστάσεων» (Κανονισμός 53/21.1.2009)

Ισχύει για χρήσεις με έναρξη από 1.1.2009.

Με την εφαρμογή της εν λόγω τροποποίησης, η οποία εκδόθηκε την 14η Φεβρουαρίου 2008, χρηματοοικονομικά μέσα, που περιέχουν για τον κάτοχό τους το δικαίωμα να ζητήσει από τον εκδότη την επαναγορά ή εξόφλησή τους, δύνανται υπό συγκεκριμένες προϋποθέσεις και κατ' εξαίρεση του ορισμού της χρηματοοικονομικής υποχρέωσης να κατατάσσονται στην καθαρή θέση του εκδότη. Αντίστοιχη εξαίρεση υπό προϋποθέσεις παρέχεται και στην περίπτωση χρηματοοικονομικών μέσων που ο κάτοχός τους δικαιούται αναλογικό μερίδιο από την καθαρή θέση του εκδότη, μόνο σε περίπτωση εκκαθαρίσεως.

Με την εν λόγω τροποποίηση, απαιτούνται επίσης πρόσθετες γνωστοποιήσεις επί των οικονομικών καταστάσεων.

Ο Όμιλος εξετάζει τις πιθανές επιπτώσεις που θα έχει η υιοθέτηση και η εφαρμογή της τροποποίησης στις οικονομικές του καταστάσεις.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 27** «Ενοποιημένες και Ιδιαίτερες Οικονομικές Καταστάσεις» και του **Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 1** «Πρώτη Εφαρμογή των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφόρησης» όσον αφορά το κόστος κτήσεως συμμετοχών σε θυγατρικές εταιρίες, κοινοπραξίες ή συγγενείς εταιρίες (Κανονισμός 69/23.1.2009).

  Ισχύει για χρήσεις με έναρξη από την 1.1.2009.

  Με την παρούσα τροποποίηση που εκδόθηκε από το Συμβούλιο την 22 Μαΐου 2008, το κόστος κτήσεως συμμετοχών σε θυγατρικές και συγγενείς εταιρίες και σε κοινοπραξίες, στις ιδιαίτερες οικονομικές καταστάσεις του επενδύοντος, δεν θα επηρεάζεται από διανομές κερδών που σχηματίστηκαν πριν την ημερομηνία απόκτησης των συμμετοχών. Οι εν λόγω διανομές θα καταχωρούνται πλέον στα αποτελέσματα ως έσοδα από μερίσματα. Με την τροποποίηση αυτή επήλθαν επίσης αλλαγές στο ΔΛΠ 36 – «Απομείωση αξίας περιουσιακών στοιχείων Ενεργητικού», στο οποίο προστέθηκαν ενδείξεις για την απομείωση συμμετοχών, με βάση την επίπτωση στην καθαρή θέση των εταιριών λόγω της διανομής μερισμάτων στις επενδύουσες σε αυτές εταιρίες.

  Σε ότι αφορά τις επιχειρήσεις που για πρώτη φορά συντάσσουν οικονομικές καταστάσεις σύμφωνα με τα Δ.Π.Χ.Π., και προκειμένου να καταστεί ευχερέστερη η διαδικασία συντάξεως των εν λόγω καταστάσεων, δίδονται εναλλακτικοί τρόποι προσδιορισμού του κόστους κτήσεως συμμετοχών σε θυγατρικές και συγγενείς εταιρίες και σε κοινοπραξίες, με βάση την εύλογη αξία των συμμετοχών ή τη λογιστική αξία που αυτές είχαν με τα προηγούμενα λογιστικά πρότυπα.

  Η εφαρμογή της τροποποίησης θα επιφέρει αλλαγές στις λογιστικές αρχές προσδιορισμού του κόστους κτήσεως των συμμετοχών του Ομίλου.

- **Διερμηνεία 13** «Προγράμματα επιβράβευσης πελατών» (Κανονισμός 1262/16.12.2008)

  Ισχύει για χρήσεις με έναρξη από 1.7.2008.

  Με τη διερμηνεία αυτή, η οποία εκδόθηκε στις 28 Ιουνίου 2007, διευκρινίζεται ο λογιστικός χειρισμός των προγραμμάτων επιβραβεύσεως που προσφέρουν οι επιχειρήσεις στους πελάτες τους ως κίνητρο για την αύξηση των πωλήσεων ή του εσόδου παροχής υπηρεσιών. Ειδικότερα, ορίζεται ότι η αξία των πόντων επιβράβευσης που χορηγούνται στους πελάτες πρέπει να διακρίνεται από το τίμημα της αρχικής πώλησης και να αναγνωρίζεται στα αποτελέσματα όταν αυτοί εξαργυρώνονται. Στις περιπτώσεις που η επιχείρηση εισπράττει ποσά για λογαριασμό τρίτων οι οποίοι χορηγούν τους πόντους επιβράβευσης στους πελάτες της επιχείρησης, αυτά αναγνωρίζονται ως υποχρέωση της επιχείρησης προς τους τρίτους.

  Η υιοθέτηση της διερμηνείας αυτής δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

- **Βελτιώσεις Διεθνών Λογιστικών Προτύπων** (Κανονισμός 70/23.1.2009)

  Στα πλαίσια του προγράμματος ετησίων βελτιώσεων των Διεθνών Λογιστικών Προτύπων, το Συμβούλιο εξέδωσε την 22η Μαΐου 2008, μη επείγουσες, αλλά απαραίτητες τροποποιήσεις σε επιμέρους πρότυπα. Η πλειοψηφία αυτών ισχύει για χρήσεις με έναρξη από την 1.1.2009, ενώ σε ελάχιστες περιπτώσεις, ορίζεται μεταγενέστερη ημερομηνία εφαρμογής.

  Η υιοθέτηση των βελτιώσεων δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και Διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση και δεν έχουν εφαρμοστεί πρόωρα από τον Όμιλο.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 27** – «Ενοποιημένες και Ιδιαίτερες Οικονομικές Καταστάσεις» και του **Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 3** «Συνενώσεις επιχειρήσεων» Ισχύουν για χρήσεις με έναρξη από 1.7.2009.

  Οι σημαντικότερες αλλαγές που επιφέρουν τα τροποποιημένα πρότυπα, τα οποία εκδόθηκαν την 10η Ιανουαρίου 2008, συνοψίζονται στα εξής:

  i. Στις περιπτώσεις μεταβολής του ποσοστού συμμετοχής σε μια επιχείρηση, με την οποία είτε αποκτάται είτε χάνεται ο έλεγχος, η αξία της επένδυσης, που υπήρχε πριν τη μεταβολή του ποσοστού ή αυτής που τυχόν απέμεινε αντίστοιχα, πρέπει να αποτιμάται στην εύλογη αξία, με τη διαφορά να καταχωρείται στα αποτελέσματα.

  ii. Δίνεται η δυνατότητα αποτίμησης των δικαιωμάτων τρίτων, κατά την αρχική αναγνώριση στην εύλογη αξία τους. Επίσης, τα δικαιώματα τρίτων θα απορροφούν πλέον το σύνολο των ζημιών που τους αναλογεί.

  iii. Ενδεχόμενο τίμημα εξαγοράς μιας επιχείρησης αναγνωρίζεται ως υποχρέωση και αποτιμάται στην εύλογη αξία.

  iv. Τα έξοδα που σχετίζονται με τη διαδικασία εξαγοράς δεν αποτελούν πλέον συστατικό του συνολικού τιμήματος εξαγοράς, αλλά θα καταχωρούνται στα αποτελέσματα της χρήσης.

  Επίσης, καθορίζεται, ρητά πλέον, ότι τυχόν διαφορά που προκύπτει κατά τη μεταβολή ποσοστών σε μια θυγατρική εταιρία, στην οποία εξακολουθεί να υπάρχει έλεγχος, μεταξύ του τιμήματος και της καθαρής θέσης που αντιστοιχεί στο ποσοστό μεταβολής, καταχωρείται απευθείας στην καθαρή θέση. Ο Όμιλος εφαρμόζει ήδη την εν λόγω λογιστική πρακτική (σχετική σημείωση 1.2).

- **Τροποποίηση του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 1** «Πρώτη εφαρμογή των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφόρησης»

  Ισχύει για χρήσεις με έναρξη από 1.7.2009

  Στις 27 Νοεμβρίου 2008 δημοσιεύτηκε αναθεωρημένη έκδοση του εν λόγω προτύπου, με την οποία επήλθε αλλαγή στη δομή του. Σκοπός της αλλαγής αυτής ήταν η βελτίωση της πληροφόρησης που παρέχει το εν λόγω πρότυπο καθώς και η διευκόλυνση της εφαρμογής μελλοντικών τροποποιήσεων. Η εν λόγω αναθεώρηση δεν έχει εφαρμογή στις οικονομικές καταστάσεις του Ομίλου.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 39** « Χρηματοοικονομικά Μέσα: Αναγνώριση και Αποτίμηση» όσον αφορά στοιχεία κατάλληλα προς αντιστάθμιση

  Ισχύει για χρήσεις με έναρξη από 1.7.2009.

  Με την τροποποίηση αυτή, που εκδόθηκε την 31η Ιουλίου 2008, παρέχονται διευκρινήσεις όσον αφορά την εφαρμογή λογιστικής αντιστάθμισης. Συγκεκριμένα διευκρινίζεται ότι ως αντισταθμιζόμενα στοιχεία σε μία αντιστάθμιση μεταβολών της εύλογης αξίας ή διακύμανσης των ταμειακών ροών, μπορούν να οριστούν:

  - Η μερική μεταβολή της εύλογης αξίας ή των ταμειακών ροών χρηματοοικονομικών μέσων,
  - Η μεταβολή των ταμειακών ροών που συμβατικά σχετίζονται με τον πληθωρισμό (υπό προϋποθέσεις)
  - Η αύξηση ή η μείωση των ταμειακών ροών ή της εύλογης αξίας σε σχέση με μία συγκεκριμένη τιμή αναφοράς (one-sided risk).

  Ο Όμιλος εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση της εν λόγω τροποποίησης στις οικονομικές καταστάσεις.

- **Διερμηνεία 12** «Συμφωνίες παροχής δικαιωμάτων εκμεταλλεύσεως των υπηρεσιών που απορρέουν από την κατασκευή δημόσιων υποδομών »

  Ισχύει για χρήσεις με έναρξη από 1.1.2008

  Η διερμηνεία αυτή, η οποία εκδόθηκε στις 30.11.2006, διευκρινίζει θέματα που αφορούν στην αναγνώριση και αποτίμηση στοιχείων που απορρέουν από τις συμφωνίες παροχής δικαιωμάτων εκμεταλλεύσεως της εξυπηρέτησης των κατασκευών δημόσιων υποδομών. Η εν λόγω Διερμηνεία δεν έχει εφαρμογή στις δραστηριότητες του Ομίλου.

- **Διερμηνεία 15** «Συμβάσεις κατασκευής ακίνητης περιουσίας»

  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Με τη διερμηνεία αυτή, η οποία εκδόθηκε στις 3 Ιουλίου 2008, αποσαφηνίζεται αν το έσοδο και τα σχετικά έξοδα επιχειρήσεων που αναλαμβάνουν την κατασκευή ακίνητης περιουσίας και συνάπτουν συμφωνίες με αγοραστές πριν την ολοκλήρωση της κατασκευής, αναγνωρίζονται σύμφωνα με το ΔΛΠ 11 (ως συμβάσεις κατασκευής έργων) ή σύμφωνα με το ΔΛΠ 18 –Έσοδα (ως συμβάσεις παροχής υπηρεσιών ή ως πώληση αγαθών).

Η υιοθέτηση της διερμηνείας αυτής δεν θα έχει επίπτωση στις οικονομικές καταστάσεις, διότι δεν έχει εφαρμογή στις δραστηριότητες του Ομίλου.

- **Διερμηνεία 16** «Αντιστάθμιση καθαρής επένδυσης σε εκμετάλλευση στο εξωτερικό»

  Ισχύει για χρήσεις με έναρξη από 1.10.2008.

  Με τη διερμηνεία αυτή, που εκδόθηκε την 3η Ιουλίου 2008, παρέχονται διευκρινήσεις σε ότι αφορά την εφαρμογή λογιστικής αντιστάθμισης του κινδύνου από την καθαρή επένδυση σε μονάδες του εξωτερικού, οι οποίες χρησιμοποιούν λειτουργικό νόμισμα διαφορετικό από εκείνο της μητρικής.

  Η εν λόγω Διερμηνεία δεν αναμένεται να έχει ουσιώδη επίπτωση στις ενοποιημένες οικονομικές καταστάσεις.

- **Διερμηνεία 17** «Διανομή μη ταμειακών περιουσιακών στοιχείων στους μετόχους»

  Ισχύει για χρήσεις με έναρξη από 1.7.2009

  Με τη διερμηνεία αυτή, η οποία εκδόθηκε στις 27 Νοεμβρίου 2008, δίδονται οδηγίες για την αναγνώριση και τη μεταγενέστερη αποτίμηση της υποχρέωσης που προκύπτει από την απόφαση για διανομή στους μετόχους στοιχείων ενεργητικού άλλων από μετρητά. Ο Όμιλος εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση της εν λόγω διερμηνείας στις οικονομικές του καταστάσεις.

- **Διερμηνεία 18** «Μεταφορές στοιχείων ενεργητικού από πελάτες»

  Ισχύει για χρήσεις με έναρξη από 1.7.2009

  Με τη διερμηνεία αυτή, η οποία εκδόθηκε στις 29 Ιανουαρίου 2009, διευκρινίζεται η λογιστική αντιμετώπιση συμφωνιών βάσει των οποίων η επιχείρηση στα πλαίσια της παροχής αγαθών ή υπηρεσιών σε πελάτες της, λαμβάνει από αυτούς κάποιο στοιχείο ενσώματων ακινητοποιήσεων που πρέπει να χρησιμοποιήσει προκειμένου να εξυπηρετήσει τις συμβατικές της υποχρεώσεις προς αυτούς. Επίσης η διερμηνεία έχει εφαρμογή σε περιπτώσεις όπου η επιχείρηση λαμβάνει μετρητά από τους πελάτες για να κατασκευάσει ή να αγοράσει κάποιο στοιχείο ενσώματων ακινητοποιήσεων που θα χρησιμοποιήσει όπως προσδιορίστηκε ανωτέρω.

  Η εν λόγω Διερμηνεία δεν έχει εφαρμογή στις δραστηριότητες του Ομίλου.

1.2 Αρχές ενοποιήσεως

Οι ενοποιημένες οικονομικές καταστάσεις περιλαμβάνουν τη μητρική εταιρία ALPHA BANK, τις θυγατρικές της, τις συγγενείς και τις κοινοπραξίες.

α. Θυγατρικές Εταιρίες

Είναι οι εταιρίες στις οποίες η Τράπεζα ασκεί έλεγχο άμεσα, ή έμμεσα μέσω άλλων θυγατρικών εταιριών. Η ύπαρξη ελέγχου εξετάζεται κυρίως με βάση το ποσοστό συμμετοχής στο μετοχικό κεφάλαιο και τη δυνατότητα ελέγχου του διοικητικού οργάνου των εταιριών. Οι θυγατρικές εταιρίες ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, από την ημερομηνία που αποκτάται ο έλεγχος και παύουν να ενοποιούνται, κατά την ημερομηνία, που ο Όμιλος δεν ασκεί πλέον τον έλεγχο.

Κατά την απόκτηση των θυγατρικών χρησιμοποιείται η μέθοδος εξαγοράς. Όταν το κόστος κτήσεως ξεπερνά την αναλογία επί της εύλογης αξίας των στοιχείων Ενεργητικού και Υποχρεώσεων της θυγατρικής που αποκτάται, τότε η διαφορά θεωρείται υπεραξία, αναγνωρίζεται ως στοιχείο του Ενεργητικού και υπόκειται σε έλεγχο απομειώσεως ετησίως. Εάν όμως είναι μικρότερο από την εύλογη αξία, η διαφορά αυτή αναγνωρίζεται άμεσα στην κατάσταση αποτελεσμάτων.

Στις περιπτώσεις που το ποσοστό συμμετοχής του Ομίλου σε θυγατρικές εταιρίες μεταβάλλεται, λόγω αγοράς πρόσθετου ποσοστού, η διαφορά που προκύπτει μεταξύ του καταβληθέντος τιμήματος και της Καθαρής Θέσεως που εξαγοράζεται, καταχωρείται απευθείας στο λογαριασμό «Αποτελέσματα εις νέον».

Οι πωλήσεις ποσοστού συμμετοχής σε θυγατρικές εταιρίες, από τις οποίες δεν προκύπτει απώλεια του ελέγχου που ασκεί ο Όμιλος στις εταιρίες αυτές, θεωρούνται ως συναλλαγές μεταξύ των μερών που συνθέτουν την Καθαρή Θέση του Ομίλου και τα τυχόν αποτελέσματα που προκύπτουν, καταχωρούνται απευθείας στο λογαριασμό «Αποτελέσματα εις νέον».

Εταιρίες ειδικού σκοπού ενοποιούνται όταν, κατά την εξέταση της σχέσεως που υφίσταται μεταξύ της Τραπέζης ή των θυγατρικών της εταιριών και της εταιρίας ειδικού σκοπού, προκύπτει ότι οι πρώτες ελέγχουν άμεσα την εταιρία

ειδικού σκοπού. Κατά την αξιολόγηση της σχέσης, εκτός από το ποσοστό συμμετοχής στο μετοχικό κεφάλαιο και τη δυνατότητα ελέγχου του διοικητικού οργάνου της εταιρίας ειδικού σκοπού, λαμβάνονται επίσης υπόψη μια σειρά παραγόντων που αποδεικνύουν σχέση ελέγχου, όπως το αν:

i. οι δραστηριότητες της εταιρίας ειδικού σκοπού εξυπηρετούν συγκεκριμένες ανάγκες του Ομίλου,

ii. υπάρχει η δυνατότητα λήψης αποφάσεων μέσω των οποίων αποκτάται η πλειοψηφία των ωφελειών που προκύπτουν από τις δραστηριότητες της εταιρίας ειδικού σκοπού,

iii. υφίσταται δικαίωμα για τη λήψη της πλειοψηφίας των ωφελειών από τις δραστηριότητες της εταιρίας ειδικού σκοπού και συνεπώς μπορεί να υφίσταται έκθεση στους κινδύνους που είναι συνυφασμένοι με τις δραστηριότητές της, και

iv. η πλειοψηφία των κινδύνων που απορρέουν από τις δραστηριότητες τις εταιρίας ειδικού σκοπού παραμένει στον Όμιλο.

Ο Όμιλος, με βάση, είτε το ποσοστό συμμετοχής, είτε τα ανωτέρω κριτήρια, ελέγχει εταιρίες ειδικού σκοπού οι οποίες χρησιμοποιούνται για την εξυπηρέτηση των διαδικασιών έκδοσης ομολογιακών δανείων, καθώς και για την τιτλοποίηση χρηματοοικονομικών στοιχείων του ενεργητικού.

Οι λογιστικές αρχές, που ακολουθούν οι θυγατρικές εταιρίες για τη σύνταξη των οικονομικών τους καταστάσεων, αναπροσαρμόζονται, όπου κρίνεται απαραίτητο, για να εξασφαλιστεί συνέπεια με τις αντίστοιχες αρχές του Ομίλου.

β. Συγγενείς εταιρίες

Είναι οι εταιρίες στις οποίες ο Όμιλος ασκεί ουσιώδη επιρροή αλλά όχι έλεγχο.

Ουσιώδης επιρροή, κατά κύριο λόγο, τεκμαίρεται ότι υφίσταται, όταν η Τράπεζα κατέχει, άμεσα ή έμμεσα μέσω θυγατρικών, ποσοστό 20% έως 50% των μετοχών της εταιρίας.

Οι επενδύσεις στις συγγενείς εταιρίες αποτιμώνται με τη μέθοδο της Καθαρής Θέσης.

Η αναλογία του Ομίλου στα κέρδη ή τις ζημίες των συγγενών εταιριών, γνωστοποιείται ως ξεχωριστό στοιχείο στην κατάσταση του λογαριασμού αποτελεσμάτων.

Οι λογιστικές αρχές, που ακολουθούν οι συγγενείς εταιρίες για την σύνταξη των οικονομικών τους καταστάσεων, αναπροσαρμόζονται, όπου κρίνεται απαραίτητο, για να εξασφαλιστεί συνέπεια με τις αντίστοιχες αρχές του Ομίλου.

γ. Κοινοπραξίες

Σύμφωνα με το Δ.Λ.Π. 31, «κοινοπραξία είναι ένας συμβατικός διακανονισμός, με τον οποίο δύο ή περισσότερα μέρη αναλαμβάνουν οικονομική δραστηριότητα που υπόκειται σε από κοινού έλεγχο».

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου οι συμμετοχές σε κοινοπραξίες απεικονίζονται με τη μέθοδο της αναλογικής ενοποιήσεως.

Οι ενδοεταιρικές συναλλαγές μεταξύ των εταιριών του Ομίλου απαλείφονται, εκτός και αν υποδηλώνουν απομείωση ενός στοιχείου του Ενεργητικού, η οποία αναγνωρίζεται στον ενοποιημένο Ισολογισμό.

Λεπτομερής καταγραφή όλων των θυγατρικών, κοινοπραξιών και συγγενών εταιριών του Ομίλου, καθώς και το ποσοστό συμμετοχής του Ομίλου σ' αυτές, γίνεται στη σημείωση 40.

1.3 Πληροφόρηση κατά τομέα

Με δεδομένη την υφιστάμενη διοικητική δομή και διάρθρωση των εργασιών του Ομίλου και το γεγονός ότι το σημαντικότερο ποσοστό εσόδων του προέρχεται από δραστηριότητες στην Ελλάδα ο Όμιλος αποφάσισε:

α. Την επιλογή των επιχειρηματικών τομέων, ως πρωτεύοντος τύπου παρουσίασης των πληροφοριών. Συγκεκριμένα αναλύονται οι εξής τομείς εργασιών:

- Λιανική Τραπεζική
- Corporate Banking
- Asset Management / Insurance
- Investment Banking / Treasury
- Ν.Α. Ευρώπη
- Λοιπά

β. Την κατανομή των εργασιών του Ομίλου σε γεωγραφικούς τομείς, που θα αποτελέσει τον δευτερεύοντα τύπο παρουσίασης, στις ακόλουθες γεωγραφικές περιοχές:

- Ελλάδα
- Λοιπές χώρες

Αναλυτικά στοιχεία για την πληροφόρηση κατά επιχειρηματικό και γεωγραφικό τομέα αναφέρονται στη σημείωση 41.

1.4 Συναλλαγές σε ξένο νόμισμα και μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

α. Συναλλαγές σε ξένο νόμισμα

Τα στοιχεία που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις παρουσιάζονται σε Ευρώ, που είναι το νόμισμα της χώρας, στην οποία έχει την έδρα της η μητρική εταιρία Alpha Bank (λειτουργικό νόμισμα).

Τα στοιχεία που περιλαμβάνονται στις ιδιαίτερες οικονομικές καταστάσεις των εταιριών του Ομίλου αποτιμώνται στο λειτουργικό νόμισμα κάθε μιας εταιρίας, το οποίο καθορίζεται με κριτήριο το νόμισμα της χώρας στην οποία αυτή δραστηριοποιείται ή με βάση το νόμισμα στο οποίο πραγματοποιούνται, κυρίως, οι συναλλαγές της.

Οι συναλλαγές που πραγματοποιούνται σε ξένα νομίσματα, μετατρέπονται στο λειτουργικό νόμισμα της κάθε εταιρίας, με την ισοτιμία κλεισίματος της ημερομηνίας των συναλλαγών.

Κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων, τα νομισματικά στοιχεία σε ξένο νόμισμα, του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές κλεισίματος της ημερομηνίας αυτής. Οι συναλλαγματικές διαφορές, κέρδη ή ζημίες, που προκύπτουν, καταχωρούνται στα αποτελέσματα.

Τα μη νομισματικά στοιχεία του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές των ξένων νομισμάτων που ίσχυαν κατά την ημερομηνία της αρχικής αναγνώρισής τους, εκτός από τις κατηγορίες των μη νομισματικών στοιχείων που αποτιμώνται σε εύλογες αξίες.

Στην περίπτωση αυτή οι συναλλαγματικές διαφορές αποτελούν μέρος των κερδών ή ζημιών από τη μεταβολή της εύλογης αξίας και καταχωρούνται στα αποτελέσματα ή απευθείας σε αποθεματικό της Καθαρής Θέσης, ανάλογα με την κατηγορία αποτίμησης του μη νομισματικού στοιχείου.

β. Μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

Η ενσωμάτωση των οικονομικών καταστάσεων των οικονομικών μονάδων εξωτερικού, που το λειτουργικό τους νόμισμα είναι διαφορετικό από το νόμισμα παρουσίασης των ενοποιημένων οικονομικών καταστάσεων του Ομίλου, πραγματοποιείται με τους ακόλουθους κανόνες:

i. Τα στοιχεία του Ενεργητικού και των Υποχρεώσεων μετατρέπονται σε Ευρώ, με βάση την ισοτιμία κλεισίματος της ημερομηνίας συντάξεως κάθε οικονομικής καταστάσεως. Τα συγκριτικά στοιχεία παρατίθενται όπως είχαν μετατραπεί σε Ευρώ κατά τις αντίστοιχες ημερομηνίες συντάξεως των οικονομικών καταστάσεων.

ii. Τα στοιχεία της κατάστασης αποτελεσμάτων (έσοδα και έξοδα), μετατρέπονται σε Ευρώ με βάση το μέσο όρο των ισοτιμιών που ίσχυσαν κατά την περίοδο αναφοράς.

Οι συναλλαγματικές διαφορές που προκύπτουν από τους ανωτέρω κανόνες μετατροπής, καθώς και εκείνες που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες εξωτερικού, καταχωρούνται απευθείας στην Καθαρή Θέση και μεταφέρονται στα αποτελέσματα με την πώληση της οικονομικής μονάδος.

1.5 Διαθέσιμα και ταμειακά ισοδύναμα

Για σκοπούς καταρτίσεως της ενοποιημένης καταστάσεως ταμειακών ροών, στην κατηγορία αυτή περιλαμβάνονται:

α. Το ταμείο

β. Οι μη δεσμευμένες καταθέσεις στις κεντρικές τράπεζες και

γ. Οι βραχυπρόθεσμες απαιτήσεις από τράπεζες.

Ως βραχυπρόθεσμες απαιτήσεις θεωρούνται αυτές που λήγουν εντός τριών μηνών από την ημερομηνία συντάξεως των ενοποιημένων οικονομικών καταστάσεων.

1.6 Αρχές ταξινόμησης και αποτίμησης των χρηματοοικονομικών στοιχείων ενεργητικού

Αρχική αναγνώριση

Ο Όμιλος, κατά την αρχική αναγνώριση, αποτιμά τα χρηματοοικονομικά στοιχεία του Ενεργητικού στην εύλογη αξία τους. Στην περίπτωση των χρηματοοικονομικών στοιχείων που δεν αποτιμώνται στην εύλογη αξία μέσω της κατάστασης των αποτελεσμάτων, η αξία κατά την αρχική αναγνώριση προσαυξάνεται με τα έξοδα συναλλαγών και μειώνεται με τα έσοδα και τις προμήθειες που σχετίζονται άμεσα με την απόκτηση ή τη δημιουργία τους.

Μεταγενέστερη αποτίμηση

Ο Όμιλος για σκοπούς αποτίμησης διακρίνει τα χρηματοοικονομικά στοιχεία του Ενεργητικού στις ακόλουθες κατηγορίες:

- Δάνεια και απαιτήσεις
- Επενδύσεις διακρατούμενες μέχρι τη λήξη
- Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω των αποτελεσμάτων
- Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Για κάθε μία από τις ανωτέρω κατηγορίες ισχύουν τα εξής:

α) Δάνεια και απαιτήσεις

Στην κατηγορία αυτή ο Όμιλος εντάσσει:

i. τις χορηγήσεις προς πελάτες του

ii. τα ποσά που καταβάλλει για την αγορά και τη μερική ή ολική κάλυψη ομολογιακών δανείων, τα οποία δεν διαπραγματεύονται σε ενεργό αγορά

iii. τις πάσης φύσεως απαιτήσεις έναντι πελατών του, Τραπεζών κ.λπ.

Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.

β) Επενδύσεις διακρατούμενες μέχρι τη λήξη

Στην κατηγορία αυτή εντάσσονται τα χρηματοοικονομικά στοιχεία του Ενεργητικού για τα οποία υπάρχει πρόθεση και δυνατότητα διακρατήσεως μέχρι τη λήξη τους.

Ο Όμιλος, στην κατηγορία αυτή, έχει εντάξει ομόλογα και άλλους χρεωστικούς τίτλους με συγκεκριμένη ημερομηνία λήξεως και καθορισμένες ή προσδιορίσιμες ταμειακές ροές.

Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.

γ) Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων.

Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία για τα οποία:

i. Υπάρχει πρόθεση για την πώλησή τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς (εμπορικό χαρτοφυλάκιο).

Στην κατηγορία αυτή ο Όμιλος έχει εντάξει τα ομόλογα και έντοκα γραμμάτια του Ελληνικού Δημοσίου με σταθερό επιτόκιο, εκτός ορισμένων εκδόσεων για τις οποίες έχει ληφθεί διαφορετική απόφαση, καθώς επίσης και περιορισμένο αριθμό μετοχών.

ii. Ο Όμιλος επιλέγει, κατά την αρχική αναγνώριση, να τα αποτιμήσει στην εύλογη αξία με μεταφορά της εκάστοτε προκύπτουσας διαφοράς στα αποτελέσματα.

Η επιλογή αυτή μπορεί να γίνει:

• όταν η Διοίκηση του Ομίλου αξιολογεί και διαχειρίζεται τα εν λόγω χρηματοοικονομικά μέσα με όρους εύλογης αξίας, είτε για σκοπούς διαχείρισης των κινδύνων, είτε ως μέρος μίας στρατηγικής επενδύσεων.

• όταν η επιλογή αυτή εξαλείφει τυχόν λογιστική ασυμμετρία που προκύπτει από την αποτίμηση αυτών των χρηματοοικονομικών μέσων με διαφορετικό τρόπο, (π.χ. στο αναπόσβεστο κόστος), σε σχέση με χρηματοοικονομικά μέσα που σχετίζονται με αυτά, (π.χ. παράγωγα, τα οποία αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων).

• όταν σε χρηματοοικονομικά μέσα, ενσωματώνονται παράγωγα τα οποία διαφοροποιούν ουσιωδώς τις ταμειακές τους ροές ή ο διαχωρισμός των παραγώγων αυτών από τα κύρια χρηματοοικονομικά μέσα δεν απαγορεύεται.

δ) Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία που δεν έχουν ενταχθεί σε κάποια από τις ανωτέρω κατηγορίες.

Ο Όμιλος έχει εντάξει στην κατηγορία αυτή:

i. Ομόλογα και χρεωστικούς τίτλους μεταβλητού επιτοκίου

ii. Ορισμένα ομόλογα σταθερού επιτοκίου εκδόσεως Ελληνικού Δημοσίου, για τα οποία έχει ληφθεί συγκεκριμένη απόφαση και ομόλογα σταθερού επιτοκίου λοιπών εκδοτών

iii. Μετοχές και

iv. Τα μερίδια αμοιβαίων κεφαλαίων.

Η κατηγορία αυτή αποτιμάται στην εύλογη αξία. Οι μεταβολές στην εύλογη αξία καταχωρούνται απευθείας στην Καθαρή Θέση μέχρι την πώληση ή απομείωση των χρηματοοικονομικών στοιχείων, οπότε το συσσωρευμένο κέρδος ή ζημία που έχει αναγνωρισθεί στην Καθαρή Θέση, μεταφέρεται σε λογαριασμό αποτελεσμάτων.

Ο έλεγχος απομείωσης των χρηματοοικονομικών μέσων που εντάσσονται σε αυτή την κατηγορία, διενεργείται σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων. Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης, τα ποσά αυτά αναγνωρίζονται ως έσοδα στα αποτελέσματα χρήσης, μόνο στην περίπτωση που αφορούν ομόλογα και λοιπούς χρεωστικούς τίτλους.

Αντιθέτως δεν αναστρέφονται ζημίες απομείωσης στην περίπτωση των μετοχών και των μεριδίων αμοιβαίων κεφαλαίων.

Σημειώνεται ότι οι κανόνες αποτίμησης που αναφέρθηκαν ανωτέρω δεν εφαρμόζονται όταν τα χρηματοοικονομικά αυτά στοιχεία υπεισέρχονται σε σχέση αντισταθμίσεως. Στις περιπτώσεις αυτές εφαρμόζονται, οι αρχές που αναφέρονται στη σημείωση 1.7.

Αναταξινόμηση χρηματοοικονομικών στοιχείων

Αναταξινόμηση χρηματοοικονομικών στοιχείων ενεργητικού, εκτός παραγώγων, σε διαφορετική κατηγορία αποτίμησης, μπορεί να γίνει με τους ακόλουθους κανόνες:

i. Μεταφορά από το εμπορικό χαρτοφυλάκιο, στις κατηγορίες «δάνεια και απαιτήσεις», «επενδύσεις διακρατούμενες μέχρι τη λήξη» ή « χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση» επιτρέπεται, εφόσον συντρέχουν σπάνιες οικονομικές συνθήκες και τα στοιχεία αυτά δεν διακρατούνται πλέον με σκοπό την πώληση ή επαναγορά τους στο άμεσο μέλλον.

ii. Μεταφορά από το εμπορικό χαρτοφυλάκιο, στις κατηγορίες «δάνεια και απαιτήσεις» ή «χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση» επιτρέπεται, εφόσον τα στοιχεία πληρούν τον ορισμό των δανείων και απαιτήσεων και υπάρχει πρόθεση διακράτησής τους στο άμεσο μέλλον ή μέχρι τη λήξη τους.

iii. Μεταφορά από την κατηγορία των διαθέσιμων προς πώληση χρηματοοικονομικών στοιχείων στην κατηγορία «δάνεια και απαιτήσεις» επιτρέπεται, εφόσον τα στοιχεία πληρούν τον ορισμό των δανείων και απαιτήσεων και υπάρχει πρόθεση διακράτησής τους στο άμεσο μέλλον ή μέχρι τη λήξη τους.

iv. Μεταφορά από την κατηγορία των διαθέσιμων προς πώληση χρηματοοικονομικών στοιχείων, στην κατηγορία «επενδύσεις διακρατούμενες μέχρι τη λήξη» επιτρέπεται, εφόσον τα στοιχεία πληρούν τα σχετικά χαρακτηριστικά και υπάρχει πρόθεση και δυνατότητα διακρατήσεώς τους μέχρι τη λήξη.

Μεταφορά από τις επενδύσεις που διακρατούνται μέχρι τη λήξη σε άλλες κατηγορίες, δεν επιτρέπεται, εκτός αν υπάρξει πώληση σημαντικού ποσοστού αξιογράφων οπότε τα αξιόγραφα που απέμειναν υποχρεωτικά μεταφέρονται στα διαθέσιμα προς πώληση αξιόγραφα. Εφόσον συντρέξει η εν λόγω περίπτωση δεν επιτρέπεται η κατάταξη αξιογράφων στην κατηγορία των διακρατούμενων μέχρι τη λήξη για τουλάχιστον δύο έτη.

Ο Όμιλος έκανε χρήση των επιτρεπόμενων αναταξινομήσεων, των περιπτώσεων ii και iv ανωτέρω όπως περαιτέρω αναλύεται στις σημειώσεις 17 και 18.

Διακοπή αναγνώρισης

Ο Όμιλος προβαίνει στη διακοπή αναγνώρισης χρηματοοικονομικών στοιχείων του Ενεργητικού όταν:

- έχουν λήξει οι ταμειακές ροές των χρηματοοικονομικών στοιχείων
- όταν μεταβιβάζει το συμβατικό δικαίωμα είσπραξης των ταμειακών ροών από τα χρηματοοικονομικά στοιχεία και ταυτόχρονα μεταβιβάζει τους κινδύνους και τα οφέλη που απορρέουν από αυτά

• όταν δάνεια ή επενδύσεις σε αξιόγραφα καθίστανται ανεπίδεκτα εισπράξεως, οπότε και τα διαγράφει.

Στην περίπτωση συναλλαγών που, παρά τη μεταβίβαση του συμβατικού δικαιώματος για την είσπραξη των ταμειακών ροών από χρηματοοικονομικά στοιχεία του ενεργητικού, οι κίνδυνοι και τα οφέλη που απορρέουν από αυτά παραμένουν στον Όμιλο, δεν διακόπτεται η αναγνώριση των στοιχείων αυτών. Το ποσό που εισπράττεται από τη μεταβίβαση αναγνωρίζεται ως χρηματοοικονομική υποχρέωση. Οι λογιστικές πρακτικές που ακολουθούνται από τον Όμιλο σε ανάλογες συναλλαγές εξειδικεύονται περαιτέρω στις σημειώσεις 1.20 και 1.21

Στην περίπτωση συναλλαγών με τις οποίες ο Όμιλος ούτε διατηρεί αλλά ούτε και μεταβιβάζει τους κινδύνους και τα οφέλη που απορρέουν από τα χρηματοοικονομικά στοιχεία, αλλά διατηρεί έλεγχο επ' αυτών, τότε αυτά εξακολουθούν να αναγνωρίζονται στο βαθμό της συνεχιζόμενης ανάμειξης του Ομίλου. Αν ο Όμιλος δεν διατηρεί τον έλεγχο των στοιχείων τότε διακόπτεται η αναγνώρισή τους και στη θέση τους αναγνωρίζονται διακριτά τα στοιχεία ενεργητικού και υποχρεώσεων που δημιουργούνται ή διατηρούνται κατά τη μεταβίβαση. Κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων δεν υπήρχαν ανάλογες συναλλαγές.

1.7 Παράγωγα χρηματοοικονομικά μέσα και λογιστική αντιστάθμισης

Παράγωγα είναι τα χρηματοοικονομικά μέσα τα οποία στην έναρξή τους έχουν συνήθως μικρή ή μηδενική αξία, η οποία στη συνέχεια μεταβάλλεται ανάλογα με τη μεταβολή που σημειώνεται σε κάποιο υποκείμενο στοιχείο με το οποίο συνδέονται (συνάλλαγμα, επιτόκια, δείκτη ή άλλη μεταβλητή).

Όταν το παράγωγο αποκτά θετική αξία, αναγνωρίζεται ως στοιχείο του Ενεργητικού, ενώ αντίθετα, όταν αποκτά αρνητική αξία, αναγνωρίζεται ως στοιχείο των υποχρεώσεων.

Τα παράγωγα χρησιμοποιούνται είτε για σκοπούς αντιστάθμισης, είτε για σκοπούς εμπορικούς.

Όλα τα παράγωγα ανεξάρτητα του σκοπού για τον οποίο προορίζονται, αποτιμώνται στην εύλογη αξία τους.

Στην περίπτωση που παράγωγα ενσωματώνονται σε άλλα χρηματοοικονομικά μέσα, π.χ. ομόλογα, δάνεια, καταθέσεις, δανειακές υποχρεώσεις κ.λπ., τα οποία δεν αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων και ταυτόχρονα τα οικονομικά χαρακτηριστικά και οι κίνδυνοι που απορρέουν από τα παράγωγα δεν είναι στενά συνδεδεμένα με τα αντίστοιχα χαρακτηριστικά των κύριων χρηματοοικονομικών μέσων στα οποία ενσωματώνονται, τότε υποχρεωτικά διαχωρίζονται, αποτιμώνται στην εύλογη αξία και συμπεριλαμβάνονται στα παράγωγα χρηματοοικονομικά μέσα ενεργητικού ή υποχρεώσεων.

Στις περιπτώσεις που παράγωγα ενσωματώνονται σε χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων, η μεταβολή της εύλογης αξίας τους περιλαμβάνεται στη συνολική μεταβολή της εύλογης αξίας των εν λόγω χρηματοοικονομικών μέσων και καταχωρείται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Τα παράγωγα προϊόντα χρησιμοποιούνται στα πλαίσια διαχειρίσεως Ενεργητικού-παθητικού και σύμφωνα πάντα με τις κατευθυντήριες οδηγίες, οι οποίες δίδονται από την Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Επιπλέον, ο Όμιλος χρησιμοποιεί τα παράγωγα για την αποκόμιση κερδών από βραχυχρόνιες μεταβολές της αγοράς και πάντα μέσα στα πλαίσια αναλήψεως κινδύνων που τίθενται από την αρμόδια Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Οι διαφορές αποτιμήσεως που προκύπτουν από τα ανωτέρω παράγωγα προϊόντα καταχωρούνται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Όταν ο Όμιλος χρησιμοποιεί παράγωγα για αντιστάθμιση, προβαίνει κατά την έναρξη σε επαρκή τεκμηρίωση της σχέσεως αντισταθμίσεως, καθώς και σε έλεγχο της αποτελεσματικότητας της αντισταθμίσεως. Ο έλεγχος επαναλαμβάνεται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Διευκρινίζονται ιδιαίτερα τα εξής:

α. Synthetic Swaps

Η μητρική εταιρία (Alpha Bank), προκειμένου να αυξήσει την απόδοση των καταθέσεων σε επιλεγμένους πελάτες της, χρησιμοποιεί τον μηχανισμό των Synthetic Swaps.

Μετατρέπει δηλαδή τις καταθέσεις από Ευρώ σε JPY ή άλλο νόμισμα και παράλληλα, για την κάλυψη του συναλλαγματικού κινδύνου, προβαίνει σε προθεσμιακή αγορά του σχετικού νομίσματος.

Το αποτέλεσμα, το οποίο παράγεται από την προθεσμιακή πράξη, διασπάται σε τόκους, οι οποίοι προστίθενται στους χρεωστικούς τόκους των καταθέσεων, συναλλαγματικές διαφορές και λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

β. Swaps συναλλάγματος (FX Swaps)

Τα Swaps αυτά χρησιμοποιούνται ως επί το πλείστον για την αντιστάθμιση του κινδύνου, ο οποίος προέρχεται από καταθέσεις και δάνεια των πελατών.

Για τα ανωτέρω Swaps δεν υπάρχει επαρκής τεκμηρίωση για την εφαρμογή λογιστικής αντισταθμίσεως και για το λόγο αυτό εντάσσονται στην κατηγορία των εμπορικών Swaps.

Το αποτέλεσμα το οποίο παράγεται από τα παράγωγα αυτά, διασπάται σε τόκους και συναλλαγματικές διαφορές, προκειμένου να υπάρξει αντιπαράθεση με τους τόκους και τις συναλλαγματικές διαφορές, που παράγονται από τις καταθέσεις και τις χορηγήσεις, καθώς και σε λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

Λογιστική αντιστάθμισης

Λογιστική αντιστάθμισης είναι ο καθορισμός ειδικών κανόνων αποτίμησης με τους οποίους επιδιώκεται η εξουδετέρωση των αποτελεσμάτων που προκύπτουν τόσο από το αντισταθμιζόμενο στοιχείο όσο και από το μέσο αντιστάθμισης, εξουδετέρωση η οποία δεν επιτυγχάνεται με τους συνήθεις κανόνες αποτίμησης.

Η τεκμηρίωση και η αποτελεσματικότητα των σχέσεων αντιστάθμισης αποτελούν απαραίτητες προϋποθέσεις προκειμένου να εφαρμοστεί λογιστική αντιστάθμισης.

Η διαδικασία τεκμηρίωσης λαμβάνει χώρα κατά την έναρξη της σχέσεως αντιστάθμισης, ενώ ο έλεγχος αποτελεσματικότητας διενεργείται κατά την έναρξη και επαναλαμβάνεται κατά τις ημερομηνίες σύνταξης των οικονομικών καταστάσεων του Ομίλου.

α. Αντιστάθμιση εύλογης αξίας

Με την λογιστική αντιστάθμισης της εύλογης αξίας ενός χρηματοοικονομικού μέσου επιτυγχάνεται η εξουδετέρωση της μεταβολής της εύλογης αξίας του αντισταθμιζόμενου στοιχείου λόγω της επίδρασης ενός ή περισσοτέρων κινδύνων που αντισταθμίζονται.

Η μεταβολή της αξίας του μέσου αντιστάθμισης και η μεταβολή της αξίας του αντισταθμιζόμενου στοιχείου που οφείλεται στους κινδύνους που αντισταθμίζονται, αναγνωρίζονται στα αποτέλεσματα χρήσεως.

Στις περιπτώσεις διακοπής της σχέσεως αντιστάθμισης, τα αντισταθμιζόμενα χρηματοοικονομικά μέσα αποτιμώνται εκ νέου, σύμφωνα με τους κανόνες που ισχύουν για την κατηγορία αποτίμησης στην οποία έχουν ταξινομηθεί, όπως αυτοί αναλύονται στις σημειώσεις 1.6 και 1.16. Ειδικότερα για τα τοκοφόρα χρηματοοικονομικά μέσα, το συνολικό ποσό της μεταβολής της αξίας τους, που αντιστοιχεί στο χρονικό διάστημα ισχύος της σχέσεως αντιστάθμισης, αποσβένεται σταδιακά στα αποτελέσματα, μέχρι τη λήξη ή την πώλησή τους. Η απόσβεση αυτή ξεκινά από το χρονικό σημείο διακοπής της σχέσης αντισταθμίσεως, βάσει του πραγματικού επιτοκίου που υπολογίζεται εκ νέου για το συγκεκριμένο χρηματοοικονομικό μέσο και καταχωρείται στα έσοδα ή έξοδα εκ τόκων.

Ο Όμιλος, με χρήση επιτοκιακών παραγώγων (IRSs), αντισταθμίζει κινδύνους που αφορούν δανειακές υποχρεώσεις, ομόλογα, δάνεια και προθεσμιακές καταθέσεις σταθερού επιτοκίου.

β. Αντιστάθμιση χρηματοροών

Με την λογιστική αντιστάθμισης των χρηματοροών ενός χρηματοοικονομικού μέσου επιτυγχάνεται η μετατροπή των χρηματοροών από κυμαινόμενες σε σταθερές.

Το αποτελεσματικό μέρος της μεταβολής της εύλογης αξίας του μέσου αντιστάθμισης αναγνωρίζεται απευθείας στην Καθαρή Θέση, ενώ το μη αποτελεσματικό μέρος αναγνωρίζεται στα αποτελέσματα. Η λογιστική μεταχείριση του αντισταθμιζόμενου στοιχείου δεν μεταβάλλεται.

Δεν συνέτρεξε περίπτωση εφαρμογής λογιστικής αντιστάθμισης χρηματοροών.

γ. Αντιστάθμιση καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού

Ο Όμιλος κάνοντας χρήση συναλλαγματικών παραγώγων ή δανεισμού, αντισταθμίζει συναλλαγματικούς κινδύνους που αφορούν καθαρή επένδυση σε οικονομικές μονάδες του εξωτερικού.

Η λογιστική αντιστάθμισης καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού είναι παρόμοια με τη λογιστική αντιστάθμισης χρηματοροών. Συσσωρευμένα κέρδη/ζημίες που αναγνωρίζονται στην Καθαρή Θέση μεταφέρονται στα αποτελέσματα με την πώληση της μονάδος.

1.8 Ενσώματα πάγια στοιχεία (ιδιοχρησιμοποιούμενα)

Στην κατηγορία αυτή περιλαμβάνονται τα οικόπεδα, τα κτήρια των κεντρικών υπηρεσιών και των Καταστημάτων, οι

δαπάνες προσθηκών και βελτιώσεων σε μισθωμένα ακίνητα, και ο κινητός εξοπλισμός, τα οποία ιδιοχρησιμοποιούνται από τις εταιρίες του Ομίλου, είτε για τις λειτουργικές εργασίες τους, είτε για διοικητικούς σκοπούς.

Τόσο τα ακίνητα, όσο και ο κινητός εξοπλισμός παρουσιάζονται στο ιστορικό κόστος μειωμένο κατά τις συσσωρευμένες αποσβέσεις.

Στο ιστορικό κόστος συμπεριλαμβάνονται και οι δαπάνες που πραγματοποιούνται για την απόκτηση των παγίων.

Μεταγενέστερες δαπάνες επαυξάνουν την αξία του παγίου ή αναγνωρίζονται ως ξεχωριστό πάγιο, μόνο όταν είναι πολύ πιθανόν να προκύψουν μελλοντικά οικονομικά οφέλη.

Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως που πραγματοποιούνται.

Οι αποσβέσεις των κτηρίων και του εξοπλισμού, διενεργούνται στο κόστος κτήσεως μείον την υπολειμματική τους αξία, και υπολογίζονται σύμφωνα με τη σταθερή μέθοδο λαμβάνοντας υπόψη τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους.

Η ωφέλιμη ζωή ανά κατηγορία παγίων έχει καθορισθεί ως εξής:

- Κτήρια ιδιόκτητα: 20 έως 33 χρόνια.
- Προσθήκες και βελτιώσεις σε μισθωμένα ακίνητα: η διάρκεια της μισθώσεως.
- Εξοπλισμός και μεταφορικά μέσα: από 4 έως 20 χρόνια.

Οι εδαφικές εκτάσεις δεν αποσβένονται. Εξετάζονται όμως για τυχόν απομείωση της αξίας τους.

Για τη θυγατρική Alpha Real Estate D.O.O. Beograd το δικαίωμα χρήσης γης επ'αόριστον καταχωρείται στα οικόπεδα και δεν υπολογίζονται αποσβέσεις.

Οι υπολειμματικές αξίες των παγίων και η ωφέλιμη ζωή τους αναπροσαρμόζονται, αν είναι απαραίτητο, κάθε φορά που συντάσσονται οικονομικές καταστάσεις. Τα πάγια του Ομίλου εξετάζονται σε ετήσια βάση για ενδείξεις απομείωσης και εάν έχουν υποστεί απομείωση προσαρμόζονται στην ανακτήσιμη αξία τους με ισόποση επιβάρυνση των αποτελεσμάτων.

Κέρδη και ζημίες από διαθέσεις παγίων αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.9 Επενδύσεις σε ακίνητα

Στην κατηγορία αυτή ο Όμιλος έχει εντάξει κτήρια ή τμήματα κτηρίων και την αναλογία τους επί του οικοπέδου, τα οποία εκμισθώνει με λειτουργική μίσθωση.

Οι επενδύσεις αυτές, αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Δαπάνες συντηρήσεων και επισκευών των επενδύσεων σε ακίνητα, αναγνωρίζονται στην κατάσταση αποτελεσμάτων.

Για τον υπολογισμό των αποσβέσεων, η ωφέλιμη ζωή τους έχει καθορισθεί ίση με αυτή των ιδιοχρησιμοποιούμενων ακινήτων και χρησιμοποιείται η σταθερή μέθοδος.

1.10 Υπεραξία και λοιπά άυλα πάγια στοιχεία

Υπεραξία

Η υπεραξία αντιπροσωπεύει τη διαφορά μεταξύ του καταβληθέντος τιμήματος και της αναλογίας επί της εύλογης αξίας των στοιχείων Ενεργητικού και Υποχρεώσεων των εξαγοραζόμενων εταιριών, κατά την ημερομηνία εξαγοράς τους.

Οι θετικές υπεραξίες, που προκύπτουν από εξαγορές εταιριών μετά την 1.1.2004, καταχωρούνται στο λογαριασμό του Ισολογισμού «Υπεραξία και λοιπά άυλα πάγια στοιχεία» αν πρόκειται για εξαγορά εταιρίας που καθίσταται θυγατρική, ή στο λογαριασμό του Ισολογισμού «συμμετοχές σε συγγενείς εταιρίες» αν πρόκειται για επένδυση σε συγγενείς εταιρίες.

Στο τέλος κάθε χρήσεως οι αναγνωρισμένες θετικές υπεραξίες εξετάζονται για τυχόν απομείωση της αξίας τους.

Οι αρνητικές υπεραξίες αναγνωρίζονται ως έσοδα στην κατάσταση αποτελεσμάτων.

Λοιπά άυλα πάγια στοιχεία

Στην κατηγορία αυτή ο Όμιλος έχει εντάξει:

α) Τα άυλα στοιχεία (καταθετική βάση, σχέση με τους πελάτες και εταιρική ταυτότητα) που προέκυψαν από τον επιμερισμό του τιμήματος της εξαγορασθείσης σερβικής Τραπέζης Jubanka A.D. Beograd (νυν Alpha Bank Srbija A.D.) σύμφωνα με τα προβλεπόμενα στο Δ.Π.Χ.Π. 3.

Τα άυλα αυτά στοιχεία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της ωφέλιμης ζωής τους. Η ωφέλιμη ζωή τους καθορίστηκε ως εξής:

- Για την καταθετική βάση και τη σχέση με τους πελάτες σε 6 έτη
- Για την εταιρική ταυτότητα σε 2 έτη.

β) Τα προγράμματα λογισμικού, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία ο Όμιλος έχει καθορίσει σε 3 έως 4 έτη. Έξοδα που αφορούν τη συντήρηση των προγραμμάτων λογισμικού αναγνωρίζονται στο λογαριασμό αποτελεσμάτων, της χρήσεως στην οποία πραγματοποιούνται.

γ) Εμπορικά σήματα και λοιπά δικαιώματα τραπεζικής ιδιοκτησίας, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία η Τράπεζα έχει καθορίσει σε 5 έτη.

Τα άυλα πάγια αποτιμώνται στο ιστορικό κόστος μειωμένο κατά τις συσσωρευμένες αποσβέσεις, με εξαίρεση αυτά που έχουν αόριστη διάρκεια οφέλιμης ζωής, τα οποία δεν αποσβένονται. Όλα τα άυλα πάγια εξετάζονται για τυχόν απομείωση της αξίας τους.

Για τα άυλα στοιχεία ο Όμιλος δεν υπολογίζει υπολειμματική αξία.

1.11 Μισθώσεις

Ο Όμιλος συνάπτει συμβάσεις επί παγίων είτε ως μισθωτής είτε ως εκμισθωτής.

Όταν οι κίνδυνοι και τα οφέλη των παγίων που εκμισθώνονται, μεταφέρονται στον μισθωτή, τότε οι αντίστοιχες συμβάσεις χαρακτηρίζονται ως χρηματοδοτικές μισθώσεις.

Όλες οι υπόλοιπες συμβάσεις μίσθωσης χαρακτηρίζονται ως λειτουργικές μισθώσεις.

Ανάλογα με τα χαρακτηριστικά που διέπουν τις συμβάσεις μίσθωσης ο λογιστικός χειρισμός τους, έχει ως εξής:

α) Όταν οι εταιρίες του Ομίλου είναι εκμισθωτές

i. Χρηματοδοτικές μισθώσεις

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες εταιρία του Ομίλου λειτουργεί ως εκμισθωτής, το συνολικό ποσό των μισθωμάτων που προβλέπει η σύμβαση μισθώσεως καταχωρείται στην κατηγορία δάνεια και απαιτήσεις κατά πελατών.

Η διαφορά, μεταξύ της παρούσας αξίας (καθαρή επένδυση) των μισθωμάτων και του συνολικού ποσού των μισθωμάτων, αναγνωρίζεται ως μη δεδουλευμένος τόκος και εμφανίζεται αφαιρετικά των απαιτήσεων.

Οι εισπράξεις των μισθωμάτων μειώνουν την συνολική απαίτηση από μισθώματα, ενώ το χρηματοοικονομικό έσοδο αναγνωρίζεται με τη μέθοδο των δεδουλευμένων.

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις εξετάζονται για απομείωση της αξίας τους, σύμφωνα με τη διαδικασία που ισχύει για τα δάνεια και τις απαιτήσεις κατά πελατών, όπως αυτή περιγράφεται στη σημείωση 1.13.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η εταιρία του Ομίλου που λειτουργεί ως εκμισθωτής, παρακολουθεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, διενεργώντας αποσβέσεις με βάση την ωφέλιμη ζωή του. Τα ποσά των μισθωμάτων, που αντιστοιχούν στη χρήση του μισθωμένου παγίου, αναγνωρίζονται ως έσοδα, στην κατηγορία λοιπά έσοδα, με τη μέθοδο των δεδουλευμένων.

β) Όταν οι εταιρίες του Ομίλου είναι μισθωτές

i. Χρηματοδοτικές μισθώσεις:

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες εταιρία του Ομίλου λειτουργεί ως μισθωτής, ο μισθωμένος εξοπλισμός περιλαμβάνεται στην ανάλογη κατηγορία παγίων, όπως και τα ιδιόκτητα πάγια, ενώ η σχε-

τική υποχρέωση προς τον εκμισθωτή, περιλαμβάνεται στις λοιπές υποχρεώσεις.

Τα μισθωμένα, με χρηματοδοτική μίσθωση, πάγια και η σχετική υποχρέωση, αναγνωρίζονται αρχικά, στη μικρότερη αξία μεταξύ της εύλογης αξίας των παγίων και της παρούσας αξίας των ελάχιστων υποχρεωτικών μισθωμάτων που έχουν συμφωνηθεί να καταβληθούν στον εκμισθωτή. Η παρούσα αξία των μισθωμάτων υπολογίζεται με επιτόκιο προεξόφλησης εκείνο που αναφέρεται στη σύμβαση μισθώσεως, ή όπου αυτό δεν αναφέρεται με βάση το επιτόκιο δανεισμού που θα επιβαρυνόταν η εταιρία του Ομίλου για αντίστοιχη χρηματοδότησή της για τον ίδιο σκοπό.

Μετά την αρχική καταχώρηση, τα πάγια αποσβένονται με βάση την ωφέλιμη ζωή τους, εκτός αν η διάρκεια της μισθώσεως είναι μικρότερη και το πάγιο δεν αναμένεται να περιέλθει στην κατοχή του Ομίλου κατά τη λήξη της σύμβασης, οπότε και οι αποσβέσεις διενεργούνται με βάση τη διάρκεια της μίσθωσης.

Τα μισθώματα που καταβάλλονται στον εκμισθωτή, κατανέμονται σε μείωση της υποχρέωσης και επιβάρυνση των αποτελεσμάτων ως έξοδα εκ τόκων, με βάση την τοκοχρεολυτική μέθοδο.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η εταιρία του Ομίλου που λειτουργεί ως μισθωτής, δεν καταχωρεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, αναγνωρίζει δε, ως έξοδα, στην κατηγορία γενικά διοικητικά έξοδα, τα ποσά των μισθωμάτων που αντιστοιχούν στη χρήση του μισθωμένου παγίου, με τη μέθοδο των δεδουλευμένων.

1.12 Ασφαλιστικές δραστηριότητες

α) Ασφαλιστικές προβλέψεις

Οι ασφαλιστικές προβλέψεις αντιπροσωπεύουν εκτιμήσεις για τις μελλοντικές εκροές που θα προκύψουν από τα ασφαλιστήρια συμβόλαια του κλάδου ζωής και των κλάδων γενικών ασφαλίσεων. Διακρίνονται τα ακόλουθα είδη:

i. Μαθηματικές προβλέψεις

Οι ασφαλιστικές προβλέψεις για τις απλές ασφαλίσεις ζωής (π.χ. απλές, μικτές ασφαλίσεις, ασφαλίσεις προσόδων) υπολογίζονται ως η διαφορά της αναλογιστικής παρούσας αξίας των υποχρεώσεων που έχει αναλάβει η εταιρία και των υποχρεώσεων του συμβαλλομένου.

Οι υπολογισμοί διεξάγονται σύμφωνα με την εγκεκριμένη από την αρμόδια αρχή τεχνική βάση (πίνακας θνησιμότητας, τεχνικό επιτόκιο) κατά την έναρξη του συμβολαίου.

Στην περίπτωση που διαπιστώνεται ζημία κατά τον έλεγχο επάρκειας σχηματίζεται επιπλέον πρόβλεψη.

ii. Προβλέψεις για μη δεδουλευμένα ασφάλιστρα

Αντιπροσωπεύουν το μέρος των καθαρών εγγεγραμμένων ασφαλίστρων που καλύπτει κατ' αναλογία την περίοδο από την ημερομηνία σύνταξης των οικονομικών καταστάσεων μέχρι τη λήξη της περιόδου για την οποία έχουν καταχωρηθεί τα ασφάλιστρα στα έσοδα της εταιρίας.

iii. Προβλέψεις για εκκρεμείς αποζημιώσεις

Αφορούν υποχρεώσεις για ζημίες που έχουν συμβεί και αναγγελθεί αλλά δεν έχουν εξοφληθεί μέχρι την ημερομηνία σύνταξης των οικονομικών καταστάσεων. Σχηματίζονται με τη μέθοδο «φάκελο προς φάκελο» κατόπιν υπολογισμού του κόστους κάθε ζημίας με βάση τα υπάρχοντα στοιχεία (πραγματογνωμοσύνες, ιατρικές εκθέσεις, δικαστικές αποφάσεις κ.λπ.) κατά την ημερομηνία σύνταξης του ισολογισμού.

Προβλέψεις έχουν επίσης σχηματισθεί για ζημίες που έχουν συμβεί σύμφωνα με τη στατιστική εμπειρία, αλλά δεν έχουν αναγγελθεί μέχρι την ημερομηνία σύνταξης των οικονομικών καταστάσεων (IBNR) με βάση το εκτιμώμενο μέσο κόστος ζημίας.

iv. Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο

Αναγνωρίζονται στις απαιτήσεις και τις υποχρεώσεις ως η τρέχουσα αξία των συνδεδεμένων επενδύσεων.

β) Αναγνώριση εσόδων

Τα έσοδα από ασφάλιστρα του κλάδου ζωής καθώς και των κλάδων γενικών ασφαλίσεων αναγνωρίζονται κατά την ημερομηνία που καθίστανται απαιτητά.

γ) Αντασφάλιση

Για τα αντασφάλιστρα καθώς και τις προβλέψεις που αναλογούν στους αντασφαλιστές ακολουθούνται όσα προβλέπονται από τις αντίστοιχες αντασφαλιστικές συμβάσεις.

δ) Διαχωρισμός προϊόντων

Σύμφωνα με το ΔΠΧΠ 4 τα συμβόλαια, τα οποία δεν περιλαμβάνουν την κάλυψη σημαντικού ασφαλιστικού κινδύνου, χαρακτηρίζονται είτε ως επενδυτικά είτε ως συμβόλαια παροχής υπηρεσιών, οπότε η λογιστική τους μεταχείριση καλύπτεται από τα ΔΛΠ 32 & 39 για τα χρηματοοικονομικά μέσα και το ΔΛΠ 18 για τα έσοδα.

Έτσι, διαχωρίσθηκαν από τις ασφαλιστικές εργασίες:

i. τα ατομικά συμβόλαια unit-linked με μηδενικό ασφαλιζόμενο κεφάλαιο

ii. τα ομαδικά συνταξιοδοτικά συμβόλαια διαχείρισης unit-linked

iii. οι συμβάσεις παροχής υπηρεσιών που αφορούν απλή διαμεσολάβηση (πχ, οδική βοήθεια και φροντίδα ατυχήματος).

ε) Έλεγχος επάρκειας προβλέψεων

Το ΔΠΧΠ 4 απαιτεί τη διενέργεια ελέγχου για το αν οι αναγνωρισμένες ασφαλιστικές προβλέψεις, μείον τα μη δεδουλευμένα έξοδα πρόσκτησης, είναι επαρκείς για την κάλυψη των υποχρεώσεων που απορρέουν από τα ασφαλιστήρια συμβόλαια.

Στην περίπτωση όπου διαπιστώνεται υστέρηση των προβλέψεων αυτών, σχηματίζεται ισόποση πρόβλεψη σε βάρος των αποτελεσμάτων χρήσεως.

Η μεθοδολογία που εφαρμόσθηκε για τα προϊόντα του κλάδου ζωής βασίσθηκε στις τρέχουσες εκτιμήσεις των μελλοντικών χρηματοροών από τα ασφαλιστήρια συμβόλαια συμπεριλαμβανομένων και των προβλεπόμενων εξόδων διαχείρισης που συνδέονται με αυτά. Οι εκτιμήσεις στηρίχθηκαν σε υποθέσεις που αντανακλούν τις τρέχουσες συνθήκες και αφορούν παραμέτρους όπως, η θνησιμότητα, η ακυρωσιμότητα, το ποσοστό μεταβολής και η κατανομή των διαχειριστικών εξόδων, ο ρυθμός μεταβολής του κόστους των νοσοκομειακών καλύψεων, καθώς επίσης και το επιτόκιο προεξόφλησης. Στον υπολογισμό των μελλοντικών ροών έχουν επίσης ληφθεί υπόψη οι εγγυημένες αποδόσεις που περιέχονται σε ορισμένα συμβόλαια.

Για την εκτίμηση της επάρκειας των αποθεμάτων των εκκρεμών ζημιών εφαρμόσθηκε η μέθοδος των τριγώνων (chain ladder/ link ratio), η οποία βασίζεται στην υπόθεση ότι οι σχέσεις αναλογίας που ίσχυσαν κατά το πρόσφατο παρελθόν, μεταξύ των ποσών των σωρευτικών ζημιών (εκκρεμών και πληρωθεισών), θα επαναληφθούν και στο μέλλον. Για τη διενέργεια του σχετικού ελέγχου χρησιμοποιήθηκαν στοιχεία της τελευταίας πενταετίας.

1.13 Απομείωση δανείων

Για τον υπολογισμό της απομείωσης των δανείων, οι εταιρίες του Ομίλου διενεργούν σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, έλεγχο απομείωσης (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.

Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α. Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)

Τα δάνεια ή οι απαιτήσεις, στις οποίες υπάρχουν καθυστερημένες οφειλές πελατών από κεφάλαιο ή και τόκους πάνω από 90 ημέρες, αποτελούν για τον Όμιλο, το μεγαλύτερο σε όγκο μέρος του χαρτοφυλακίου, στο οποίο επικεντρώνεται κυρίως ο έλεγχος απομείωσης.

Έλεγχος απομείωσης μπορεί να γίνει επίσης και για καθυστερήσεις μικρότερες από 90 ημέρες, ή ακόμα και όταν δεν υπάρχουν καθόλου καθυστερήσεις, όταν:

i. έχουν αρχίσει σε βάρος των δανειοληπτών, διαδικασίες αναγκαστικής εκτέλεσης με επισπεύδουσες τρίτες προς τον Όμιλο Τράπεζες ή άλλους πιστωτές ή έχουν ξεκινήσει διαδικασίες ρυθμίσεως των οφειλών με επαχθέστερους για τον Όμιλο όρους ή

ii. έχουν περιέλθει σε γνώση των εταιριών του Ομίλου, πληροφορίες για επιδείνωση της χρηματοοικονομικής θέσης των πιστούχων (μείωση πωλήσεων ή περιθωρίου μικτού κέρδους, μείωση κερδών κ.λπ.) ή άλλα γεγονότα (κήρυξη σε πτώχευση, τυχαία γεγονότα όπως πλημμύρα, πυρκαγιά κ.λπ. στις εγκαταστάσεις της επιχείρησης), που συνέβησαν μετά την ημερομηνία της αρχικής αναγνώρισης και τα οποία εκτιμάται ότι θα έχουν επίπτωση στην ομαλή εξυπηρέτηση των δανείων.

Τέλος, έλεγχος απομείωσης διενεργείται σε χρηματοδοτήσεις που έχουν γίνει σε κλάδους της οικονομίας ή συ-

γκεκριμένες γεωγραφικές περιοχές, που έχουν αρχίσει να εμφανίζουν προβλήματα, τα οποία ανεφύησαν μετά την ημερομηνία της αρχικής αναγνώρισης των δανείων.

β. Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου

Το ύψος του γενικού εγκεκριμένου ορίου, σε επίπεδο μεμονωμένου πελάτη ή Ομίλου συνδεδεμένων πελατών, αποτελεί για όλες τις εταιρίες του Ομίλου, το βασικό κριτήριο διαχωρισμού για το εάν ο έλεγχος της απομείωσης θα γίνει σε ατομική βάση, ή σε επίπεδο χαρτοφυλακίου.

Για τον ακριβή καθορισμό του ποσού σε κάθε εταιρία του Ομίλου λήφθηκαν υπόψη παράγοντες όπως η σύνθεση του χαρτοφυλακίου, οι συγκεκριμένες συνθήκες σε κάθε αγορά, όπως επίσης και η κτηθείσα μέχρι σήμερα εμπειρία, όσον αφορά τον έλεγχο και την εν γένει διαχείριση του χαρτοφυλακίου.

Ειδικότερα για τη μητρική του Ομίλου ALPHA BANK, το σημείο διαχωρισμού αποτελεί το ποσό των € 1 εκατ.

γ. Καθορισμός των χαρτοφυλακίων με κοινά χαρακτηριστικά κινδύνου

Στις περιπτώσεις που με βάση τα όρια των δανείων, ο έλεγχος πρέπει να γίνει σε επίπεδο χαρτοφυλακίων που εμφανίζουν κοινά χαρακτηριστικά, όσον αφορά την εκδήλωση του πιστωτικού κινδύνου, οι ομάδες χαρτοφυλακίων επιλέγονται με κριτήρια:

i. τις ζώνες καθυστερήσεων που προκύπτουν βάσει των ημερών καθυστερήσεως των δανείων και των απαιτήσεων

ii. την κατηγορία του δανείου (καταναλωτικά, δάνεια με πιστωτικές κάρτες, στεγαστικά κ.λπ.), αν πρόκειται για δάνεια σε ιδιώτη

Οι εταιρίες του Ομίλου τηρούν εσωτερικά στοιχεία με περισσότερη στατιστική ανάλυση και εφόσον από τα ιστορικά δεδομένα τεκμηριωθεί η ανάγκη, προβαίνουν σε περαιτέρω ανάλυση ή σε σύμπτυξη χαρτοφυλακίων.

δ. Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια

Ο εταιρίες του Ομίλου έχουν δημιουργήσει ισχυρή βάση με ιστορικά δεδομένα έξι ετών, που περιλαμβάνει τα ποσά που τελικά απομειώνεται η αξία των δανείων (Loss given default – LGD), μετά την ολοκλήρωση των διαδικασιών αναγκαστικής εκτέλεσης ή άλλων μέτρων που λαμβάνουν, στα πλαίσια της προσπάθειας για την ικανοποίηση των απαιτήσεών τους από δάνεια και αφού ληφθούν υπόψη οι πάσης φύσεως ενοχικές και εμπράγματες εξασφαλίσεις επί των δανείων.

Με βάση τα δεδομένα αυτά, υπολογίζεται το ύψος της απομείωσης τόσο σε ατομικό επίπεδο, όσο και σε επίπεδο χαρτοφυλακίου, αφού δοθεί σε κάθε ροή η διάσταση του χρόνου.

Η αναγωγή των ταμειακών ροών σε παρούσες αξίες γίνεται με το αρχικό επιτόκιο της πραγματικής απόδοσης.

ε. Εκτοκισμός απομειωμένων δανείων

Όλα τα απομειωμένα δάνεια εκτοκίζονται με το αρχικό επιτόκιο της πραγματικής απόδοσης (effective interest rate) υπολογιζόμενο στο κεφάλαιο που έχει απομείνει μετά την απομείωση.

στ. Χειρισμός των ποσών απομείωσης

Τα ποσά των απομειώσεων τηρούνται σε υποαντίθετους λογαριασμούς προβλέψεων (allowance accounts) μέχρι ο Όμιλος να αποφασίσει την οριστική διαγραφή των ποσών αυτών.

ζ. Ανακτήσεις / εισπράξεις ποσών σε απομειωθέντα δάνεια

Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης ή εισπραχθούν ποσά από διαγραφέντα δάνεια, τα ποσά αυτά αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.14 Αναβαλλόμενη φορολογία

Αναβαλλόμενος φόρος είναι ο φόρος που θα πληρωθεί ή θα ανακτηθεί στο μέλλον και σχετίζεται με λογιστικές πράξεις που έγιναν κατά τη διάρκεια της κλειομένης χρήσεως αλλά θεωρούνται φορολογητέα έσοδα ή εκπεστέα έξοδα μελλοντικών χρήσεων. Υπολογίζεται στις προσωρινές διαφορές μεταξύ της φορολογικής βάσης των απαιτήσεων και υποχρεώσεων και της αντίστοιχης λογιστικής τους αξίας.

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις υπολογίζονται με τους φορολογικούς συντελεστές που αναμένονται να εφαρμοστούν στην περίοδο κατά την οποία θα τακτοποιηθεί η απαίτηση ή η υποχρέωση, λαμβάνοντας υπόψη τους φορολογικούς συντελεστές (και νόμους) που έχουν θεσπιστεί μέχρι την ημερομηνία του ισολογισμού.

Αναβαλλόμενες φορολογικές απαιτήσεις αναγνωρίζονται μόνο όταν πιθανολογούνται μελλοντικά φορολογητέα κέρδη, από τα οποία παρέχεται η δυνατότητα να εκπέσουν οι αντίστοιχες προσωρινές διαφορές.

Ο αναβαλλόμενος φόρος καταχωρείται στην Κατάσταση Αποτελεσμάτων, ή απευθείας στην Καθαρή Θέση αν αφορά στοιχεία που έχουν αναγνωρισθεί απευθείας στην Καθαρή Θέση.

1.15 Στοιχεία ενεργητικού και υποχρεώσεις άμεσα συνδεδεμένες με στοιχεία ενεργητικού κατεχόμενα προς πώληση

Περιουσιακά στοιχεία ή ομάδα αυτών, μαζί με τυχόν συνδεδεμένες υποχρεώσεις, για τα οποία έχει ληφθεί απόφαση να πωληθούν, καταχωρούνται ως στοιχεία κατεχόμενα προς πώληση.

Πρόκειται για:

- ενσώματα πάγια στοιχεία που ο Όμιλος έχει αποκτήσει κυρίως μέσω πλειστηριασμών,
- στοιχεία που αφορούν την εταιρία Τουριστικά Θέρετρα Α.Ε., για την οποία την 15.1.2008 επήλθε συμφωνία μεταβίβασης ποσοστού 100% των μετοχών της, που κατέχει η επίσης θυγατρική Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.
- στοιχεία που αφορούν την Alpha Ασφαλιστική Α.Ε., το σύνολο των μετοχών της οποίας, ο Όμιλος μεταβίβασε την 23.3.2007 στην ασφαλιστική εταιρία ΑΧΑ (μόνο για τη χρήση 2006).

Πριν από την κατάταξή τους ως στοιχεία κατεχόμενα προς πώληση, τα στοιχεία της κατηγορίας αυτής αποτιμώνται με βάση τους κανόνες που επιβάλλονται από τα επιμέρους Λογιστικά Πρότυπα που τα αφορούν.

Τα κατεχόμενα προς πώληση στοιχεία, αρχικά, αναγνωρίζονται στη χαμηλότερη τιμή μεταξύ της λογιστικής και της εύλογης αξίας αφαιρουμένης της παρούσας αξίας τυχόν εξόδων που θα προκύψουν από την πώληση.

Οποιαδήποτε ζημία προκύψει από τη σύγκριση, καταχωρείται άμεσα στα αποτελέσματα. Η παραπάνω ζημία απομείωσης, η οποία δύναται να αναστραφεί στο μέλλον, κατανέμεται στα επιμέρους στοιχεία Ενεργητικού, αν η πρόθεση πώλησης αφορά ομάδα στοιχείων, με εξαίρεση ορισμένων στοιχείων αυτής της ομάδας, όπως ορίζει το Πρότυπο. Κατά τη διαδικασία κατανομής των ζημιών απομείωσης, πρώτα εξαλείφεται τυχόν υπεραξία (Goodwill), που αντιστοιχεί στην ομάδα και τυχόν υπόλοιπο, που απομένει, κατανέμεται αναλογικά στα υπόλοιπα στοιχεία.

Για τα στοιχεία Ενεργητικού που εντάσσονται στην κατηγορία αυτή δεν διενεργούνται αποσβέσεις. Εξετάζονται όμως, για τυχόν απομείωση, κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Κέρδη και ζημίες από διαθέσεις στοιχείων αυτής της κατηγορίας αναγνωρίζονται στα αποτελέσματα.

1.16 Χρηματοοικονομικές υποχρεώσεις

Αρχική αναγνώριση

Ο Όμιλος, κατά την αρχική αναγνώριση, αποτιμά τις χρηματοοικονομικές υποχρεώσεις στην εύλογη αξία τους. Στην περίπτωση των χρηματοοικονομικών υποχρεώσεων που δεν αποτιμώνται στην εύλογη αξία μέσω της κατάστασης των αποτελεσμάτων, η αξία κατά την αρχική αναγνώριση μειώνεται με τα έξοδα συναλλαγών που σχετίζονται άμεσα με την έκδοση ή δημιουργία τους.

Μεταγενέστερη αποτίμηση

Ο Όμιλος για σκοπούς αποτίμησης διακρίνει τις χρηματοοικονομικές υποχρεώσεις στις ακόλουθες κατηγορίες:

α) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στην εύλογη αξία μέσω αποτελεσμάτων

i. Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία τα οποία κατέχονται για εμπορικούς σκοπούς αν:

- Υπάρχει πρόθεση για την πώληση ή την επαναγορά τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς, ή
- Είναι παράγωγα προϊόντα που δεν αποτελούν μέσα αντιστάθμισης

ii. Στην κατηγορία αυτή εντάσσονται επίσης χρηματοοικονομικές υποχρεώσεις τις οποίες ο Όμιλος επιλέγει, κατά την αρχική αναγνώριση, να αποτιμήσει στην εύλογη αξία μέσω των αποτελεσμάτων, σύμφωνα με τα κριτήρια που αναφέρονται στη σημείωση 1.6 (σημείο yii).

Ο Όμιλος έχει εντάξει στην κατηγορία των χρηματοοικονομικών υποχρεώσεων που κατέχονται για εμπορικούς σκοπούς, τα παράγωγα προϊόντα που δεν χρησιμοποιούνται για αντιστάθμιση άλλων μέσων.

Τα παράγωγα αυτά, όπως και οι υποχρεώσεις από παράγωγα προϊόντα τα οποία αποτελούν μέσα αντιστάθμισης, εμφανίζονται στις Υποχρεώσεις ως Παράγωγα χρηματοοικονομικά μέσα και οι κανόνες αποτίμησής τους ακολουθούν όσα αναφέρονται στη σημείωση 1.7.

Ο Όμιλος δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικές υποχρεώσεις στην εύλογη αξία μέσω των αποτελεσμάτων.

β) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στο αναπόσβεστο κόστος

Οι υποχρεώσεις αυτές εκτοκίζονται με τη μέθοδο του πραγματικού επιτοκίου.

Στην κατηγορία αυτή ανήκουν οι υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες, οι Ομολογίες εκδόσεώς μας και οι λοιπές δανειακές υποχρεώσεις.

Στην περίπτωση που χρηματοοικονομικές υποχρεώσεις της εν λόγω κατηγορίας υπεισέρχονται σε σχέση αντισταθμίσεως, εφαρμόζονται επιπλέον, οι αρχές που αναφέρονται στη σημείωση 1.7.

Διακοπή αναγνώρισης

Ο Όμιλος διακόπτει την αναγνώριση μιας χρηματοοικονομικής υποχρέωσης (ή μέρους αυτής) όταν αυτή συμβατικά εκπληρώνεται, ακυρώνεται ή εκπνέει.

Η διαφορά ανάμεσα στη λογιστική αξία μιας χρηματοοικονομικής υποχρέωσης που εξοφλείται ή μεταβιβάζεται και του ανταλλάγματος που καταβάλλεται, αναγνωρίζεται στα χρηματοοικονομικά αποτελέσματα.

1.17 Προγράμματα παροχών στο προσωπικό

Στον Όμιλο λειτουργούν προγράμματα καθορισμένων παροχών καθώς και προγράμματα καθορισμένων συνεισφορών. Στα προγράμματα καθορισμένων παροχών η παροχή αποτελεί συνάρτηση των ετών υπηρεσίας και του μισθού και υπάρχει εγγύηση κάλυψής της από την Τράπεζα.

Στα προγράμματα καθορισμένων συνεισφορών ο Όμιλος καταβάλλει ένα καθορισμένο, κατά περίπτωση, ποσό εισφοράς σε έναν ανεξάρτητο φορέα. Ο Όμιλος δεν έχει περαιτέρω υποχρέωση, νομική ή τεκμαρτή, να καταβάλλει επιπλέον εισφορές, σε περίπτωση που ο φορέας αυτός δεν έχει τα απαραίτητα περιουσιακά στοιχεία για την κάλυψη των παροχών, που σχετίζονται με την υπηρεσία του προσωπικού στο τρέχον ή σε παρελθόντα έτη.

Η υποχρέωση που αναγνωρίζεται στις ενοποιημένες οικονομικές καταστάσεις για τα προγράμματα καθορισμένων παροχών, είναι η παρούσα αξία των δεδουλευμένων παροχών μείον την εύλογη αξία των περιουσιακών στοιχείων των προγραμμάτων, λαμβάνοντας υπόψη προσαρμογές για τυχόν αναλογιστικά αποτελέσματα (κέρδη/ζημίες) και κόστος για υπηρεσίες παρελθόντων ετών.

Το ύψος της υποχρέωσης προσδιορίζεται ετησίως βάσει αναλογιστικής μελέτης που εκπονείται από ανεξάρτητη αναλογιστική εταιρία, χρησιμοποιώντας τη μέθοδο της προβλεπόμενης μονάδας υποχρέωσης (projected unit credit method).

Τα συσσωρευμένα αναλογιστικά κέρδη/ζημίες, που προκύπτουν, από την απόκλιση μεταξύ εκτιμήσεων και εμπειρίας καθώς και τη μεταβολή των χρησιμοποιούμενων αναλογιστικών υποθέσεων, κατά το μέρος που υπερβαίνουν το 10% του μεγαλύτερου μεταξύ των δεδουλευμένων υποχρεώσεων και της εύλογης αξίας των περιουσιακών στοιχείων του προγράμματος, αποσβένονται σε περίοδο ίση με τη μέση εναπομένουσα εργάσιμη ζωή του προσωπικού.

Το κόστος από την υπηρεσία παρελθόντων ετών αναγνωρίζεται άμεσα στα αποτελέσματα χρήσεως, εκτός αν οι μεταβολές στη βάση υπολογισμού της παροχής εξαρτώνται από την παραμονή των εργαζομένων στην υπηρεσία για μία καθορισμένη χρονική περίοδο. Στη δεύτερη περίπτωση το κόστος υπηρεσίας παρελθόντων ετών αποσβένεται με τη γραμμική μέθοδο στη διάρκεια της περιόδου αυτής.

Για τα προγράμματα καθορισμένων συνεισφορών ο Όμιλος καταβάλλει εισφορές, σε φορείς ασφάλισης δημόσιου ή ιδιωτικού δικαίου καθώς και σε ασφαλιστικές εταιρίες και ειδικούς λογαριασμούς, σε υποχρεωτική ή προαιρετική βάση. Η υποχρέωση εξαντλείται στην καταβολή συγκεκριμένης εισφοράς κατά περίπτωση. Οι εισφορές αναγνωρίζονται στις δαπάνες προσωπικού εφαρμόζοντας την αρχή των δεδουλευμένων. Τυχόν προπληρωμένες εισφορές αναγνωρίζονται ως απαίτηση εφόσον συνοδεύονται είτε με επιστροφή μετρητών είτε με μείωση μελλοντικών εισφορών.

1.18 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό του Ομίλου

Ο Όμιλος επιβραβεύει ανώτερα στελέχη του, με κριτήριο την αποδοτικότητά τους, με την χορήγηση δικαιωμάτων προαιρέσεως επί μετοχών της Τραπέζης. Ο αριθμός των παρεχομένων δικαιωμάτων, η τιμή και ο χρόνος ενασκήσεως

τους αποφασίζονται κατα περίπτωση από το Διοικητικό Συμβούλιο εντός των πλαισίων που έχει εγκρίνει η Γενική Συνέλευση.

Η εύλογη αξία τους, που προσδιορίζεται κατά την ημερομηνία διάθεσης, αναγνωρίζεται ως αμοιβή (έξοδο) προσωπικού με αντίστοιχη αύξηση αποθεματικού της καθαρής θέσης, κατά την περίοδο μεταξύ διάθεσης και εξάσκησης των εν λόγω δικαιωμάτων. Το ποσό που καταβάλλεται από τους κατόχους των δικαιωμάτων κατά την εξάσκησή τους αυξάνει το μετοχικό κεφάλαιο και το σχηματισθέν αποθεματικό από τα εξασκηθέντα δικαιώματα μεταφέρεται στον λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

1.19 Προβλέψεις

Προβλέψεις αναγνωρίζονται όταν υπάρχει παρούσα νομική ή τεκμαιρόμενη υποχρέωση, που έχει προκληθεί από γεγονότα που έχουν ήδη συμβεί και είναι βέβαιο ότι η τακτοποίησή της θα δημιουργήσει μία εκροή, το ύψος της οποίας μπορεί να εκτιμηθεί αξιόπιστα.

Η αναγνώριση των προβλέψεων γίνεται στην παρούσα αξία των κεφαλαίων που αναμένεται να απαιτηθούν για να τακτοποιήσουν την συγκεκριμένη υποχρέωση.

Ο υπολογισμός της παρούσας αξίας στηρίζεται σε προεξοφλητικά επιτόκια που αντανακλούν τις σημερινές εκτιμήσεις για την χρονική αξία του χρήματος.

Οι σχηματισθείσες ήδη προβλέψεις μειώνονται με τα ποσά που καταβάλλονται για τον διακανονισμό των συγκεκριμένων υποχρεώσεων.

Το ποσό της σχηματισμένης προβλέψεως επανεκτιμάται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Προβλέψεις για μελλοντικές λειτουργικές ζημίες δεν αναγνωρίζονται.

Μελλοντικά γεγονότα τα οποία μπορεί να επηρεάσουν το ποσό που θα απαιτηθεί για την τακτοποίηση της υποχρεώσεως για την οποία έχει σχηματισθεί πρόβλεψη, λαμβάνονται υπόψη μόνο όταν υπάρχουν επαρκείς αντικειμενικές ενδείξεις ότι θα επισυμβούν.

Αποζημιώσεις που τυχόν λαμβάνονται από τρίτους και αφορούν μέρος ή όλο το ποσό της εκτιμώμενης εκροής, αναγνωρίζονται σαν στοιχείο του Ενεργητικού, μόνο όταν είναι βέβαια η είσπραξή τους. Στην κατάσταση αποτελεσμάτων, το έξοδο που αφορά την πρόβλεψη εμφανίζεται συμψηφισμένο με το ποσό που αναγνωρίζεται για αποζημίωση.

1.20 Συμφωνίες πώλησης και επαναγοράς και δανεισμός τίτλων

Ο Όμιλος προβαίνει σε αγορές χρεογράφων βάσει συμφωνιών επαναπώλησής των σε συγκεκριμένη ημερομηνία στο μέλλον και σε συγκεκριμένη τιμή. Τα χρεόγραφα που αγοράζονται με σκοπό να επαναπωληθούν στο μέλλον δεν αναγνωρίζονται σαν επενδύσεις.

Τα ποσά που πληρώνονται καταχωρούνται ως δάνεια και απαιτήσεις σε Τράπεζες ή πελάτες ανάλογα. Η διαφορά μεταξύ της τιμής αγοράς και της τιμής επαναπώλησης αναγνωρίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Τα χρεόγραφα που πωλούνται βάσει συμφωνιών επαναγοράς δεν διαγράφονται από τον ενοποιημένο ισολογισμό. Εμφανίζονται σαν επενδύσεις και αποτιμώνται σύμφωνα με τις αρχές αποτίμησης της κατηγορίας στην οποία έχουν ενταχθεί.

Οι εισπράξεις από την πώληση των χρεογράφων αυτών εμφανίζονται σαν υποχρεώσεις προς πελάτες ή τράπεζες ανάλογα. Η διαφορά μεταξύ της αξίας πώλησης και της τιμής επαναγοράς εμφανίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Χρεόγραφα τα οποία ο Όμιλος δανείζεται, δεν αναγνωρίζονται στον ενοποιημένο ισολογισμό, εκτός και αν αυτά πωληθούν σε τρίτους, οπότε το τίμημα της πώλησης αναγνωρίζεται ως υποχρέωση παράδοσης των τίτλων, η οποία αποτιμάται στην εύλογη αξία.

1.21 Τιτλοποιήσεις

Ο Όμιλος προβαίνει σε τιτλοποίηση χρηματοοικονομικών στοιχείων ενεργητικού , μεταβιβάζοντας τα εν λόγω στοιχεία σε εταιρίες ειδικού σκοπού, οι οποίες με τη σειρά τους εκδίδουν ομολογίες.

Σε κάθε συναλλαγή τιτλοποιήσεως χρηματοοικονομικών στοιχείων ενεργητικού εξετάζεται η ύπαρξη ελέγχου στην εταιρία ειδικού σκοπού, με βάση τα κριτήρια που αναφέρονται στη σημείωση 1.2, προκειμένου να καθοριστεί η

ανάγκη ενοποιήσεως των οικονομικών της καταστάσεων. Επιπρόσθετα και με βάση τους συμβατικούς όρους και την οικονομική ουσία των συναλλαγών, εξετάζεται το αν Όμιλος θα προβεί σε διακοπή αναγνώρισης των στοιχείων που τιτλοποιούνται, σύμφωνα με τα όσα αναφέρονται στη σημείωση 1.6.

1.22 Καθαρή Θέση

Έξοδα αυξήσεως μετοχικού κεφαλαίου

Άμεσα έξοδα για την έκδοση μετοχών, εμφανίζονται μετά την αφαίρεση του σχετικού φόρου εισοδήματος, σε μείωση του προϊόντος της έκδοσης.

Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Στις περιπτώσεις εξαγοράς επιχειρήσεων από εταιρίες του Ομίλου, με έκδοση μετοχών, οι οποίες δίδονται ως αντάλλαγμα, η διαφορά, μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της χρηματιστηριακής τους τιμής, καταχωρείται στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

Στο λογαριασμό αυτό καταχωρείται και η διαφορά μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της τιμής διαθέσεώς τους σε περίπτωση αυξήσεως μετοχικού κεφαλαίου.

Ίδιες μετοχές

Το κόστος κτήσεως ιδίων μετοχών εμφανίζεται αφαιρετικά των ιδίων κεφαλαίων. Κάθε κέρδος ή ζημία από την πώληση ιδίων μετοχών, καθαρό από άμεσα για τη συναλλαγή έξοδα και φόρους, αναγνωρίζεται απευθείας στο λογαριασμό «Αποτέλεσμα εις νέον».

Αποτελέσματα εις νέον

Τα πληρωτέα μερίσματα μειώνουν τον λογαριασμό «Αποτελέσματα εις νέον» και εγγράφονται ως υποχρέωση κατά το χρόνο εγκρίσεως από τη Γενική Συνέλευση των μετόχων.

1.23 Τόκοι έσοδα και έξοδα

Έσοδα και έξοδα τόκων αναγνωρίζονται στα αποτελέσματα για όλα τα χρηματοοικονομικά στοιχεία που αποτιμώνται στο αναπόσβεστο κόστος

Η αναγνώρισή τους γίνεται με βάση την αρχή των δεδουλευμένων και ο προσδιορισμός τους με τη μέθοδο του πραγματικού επιτοκίου.

Η μέθοδος του πραγματικού επιτοκίου είναι μια μέθοδος υπολογισμού του αναπόσβεστου κόστους ενός χρηματοοικονομικού στοιχείου και επιμερισμού των εσόδων ή εξόδων από τόκους κατά τη διάρκεια της σχετικής περιόδου.

Πραγματικό επιτόκιο είναι το επιτόκιο που προεξοφλεί ακριβώς τις αναμενόμενες ροές των μελλοντικών εισπράξεων ή πληρωμών ενός χρηματοοικονομικού μέσου μέχρι την λήξη της ζωής του ή την επόμενη ημερομηνία αναπροσαρμογής του επιτοκίου του, ώστε η αξία προεξόφλησης να ισούται με την λογιστική αξία του χρηματοοικονομικού μέσου συμπεριλαμβανομένων και τυχόν εξόδων / εσόδων συναλλαγής.

Χρηματοοικονομικά στοιχεία που έχουν απομειωθεί, εκτοκίζονται στο νέο, απομειωμένο πλέον, υπόλοιπό τους με το πραγματικό τους επιτόκιο.

Έσοδα και έξοδα εκ τόκων υπολογίζονται επίσης και για τα τοκοφόρα χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία.

1.24 Αμοιβές και έσοδα από προμήθειες

Αναγνωρίζονται στα αποτελέσματα κατά το χρόνο που παρασχέθηκαν οι σχετικές υπηρεσίες.

Έσοδα συναλλαγής κατά τη δημιουργία ενός χρηματοοικονομικού μέσου που αποτιμάται στο αναπόσβεστο κόστος, όπως είναι τα δάνεια και οι απαιτήσεις, κεφαλαιοποιούνται και αποσβένονται κατά τη διάρκεια ζωής του χρηματοοικονομικού μέσου, με τη μέθοδο του πραγματικού επιτοκίου.

1.25 Διακοπτόμενες δραστηριότητες

Διακοπτόμενη δραστηριότητα είναι ένα συστατικό μέρος μιας επιχειρηματικής οντότητας, το οποίο είτε έχει πωληθεί, είτε έχει χαρακτηρισθεί ως κατεχόμενο προς πώληση και αντιπροσωπεύει:

- μία κύρια επιχειρηματική δραστηριότητα του Ομίλου ή
- σύνολο δραστηριοτήτων σε μία γεωγραφική περιοχή λειτουργίας ή
- μία θυγατρική η οποία αποκτήθηκε με σκοπό τη μεταπώλησή της

Τα στοιχεία Ενεργητικού και Υποχρεώσεων των διακοπτόμενων δραστηριοτήτων, εμφανίζονται διακριτά (σε μία ξεχωριστή γραμμή) από τα υπόλοιπα στοιχεία του Ισολογισμού, δίχως να συμψηφίζονται μεταξύ τους.

Τυχόν αποτελέσματα που αφορούν τις διακοπτόμενες δραστηριότητες, τα οποία έχουν καταχωρηθεί απευθείας στην Καθαρή Θέση, εμφανίζονται επίσης διακριτά (ως ξεχωριστή γραμμή εντός της Καθαρής Θέσεως).

Τα κέρδη ή οι ζημίες μετά από φόρο που προέρχονται από τις διακοπτόμενες δραστηριότητες, καθώς και οι τυχόν ζημίες απομείωσης από τη συνολική αποτίμηση του κλάδου, εμφανίζονται σε ξεχωριστή γραμμή της κατάστασης αποτελεσμάτων, μετά τα καθαρά κέρδη από τις συνεχιζόμενες δραστηριότητες της επιχείρησης.

Οι οικονομικές καταστάσεις των συγκριτικών περιόδων αναμορφώνονται μόνο σε ότι αφορά την κατάσταση αποτελεσμάτων και ταμειακών ροών.

Ο Όμιλος κατέταξε κατα τη χρήση 2006 την θυγατρική του εταιρία Alpha Ασφαλιστική Α.Ε., η οποία αποτελούσε σημαντικό μέρος του επιχειρηματικού τομέα Asset Management/Insurance ως διακοπτόμενη δραστηριότητα, λόγω της πρόσφατης υπογραφής συμφωνίας για την πώληση της στην ασφαλιστική εταιρία ΑΧΑ, η οποία πραγματοποιήθηκε τον Φεβρουάριο 2008.

1.26 Συγκριτικά στοιχεία

Όπου κρίνεται απαραίτητο, τα συγκριτικά στοιχεία της προηγουμένης περιόδου, αναπροσαρμόζονται για να καλύψουν αλλαγές στην παρουσίαση της τρεχούσης περιόδου.

ΑΠΟΤΕΛΕΣΜΑΤΑ

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως	
Τόκοι και εξομοιούμενα έσοδα	**31.12.2008**	**31.12.2007**
Δανείων και απαιτήσεων κατά πιστωτικών ιδρυμάτων	201.868	286.634
Δανείων και απαιτήσεων κατά πελατών	3.289.190	2.615.855
Τιτλοποιημένων δανείων	74.635	
Χρηματοοικονομικών στοιχείων αποτιμώμενων στην εύλογη αξία μέσω αποτελεσμάτων	7.523	10.035
Αξιογράφων διαθέσιμου προς πώληση χαρτοφυλακίου	140.852	170.030
Αξιογράφων διακρατούμενου μέχρι την λήξη χαρτοφυλακίου	46.025	
Παραγώγων χρηματοοικονομικών μέσων	636.022	313.538
Λοιποί	10.820	10.633
Σύνολο	**4.406.935**	**3.406.725**
Τόκοι και εξομοιούμενα έξοδα		
Υποχρεώσεων προς πιστωτικά ιδρύματα	(255.019)	(151.580)
Υποχρεώσεων προς πελάτες	(942.971)	(563.045)
Ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων	(683.206)	(684.800)
Παραγώγων χρηματοοικονομικων μέσων	(622.881)	(310.625)
Λοιποί	(104.256)	(91.422)
Σύνολο	**(2.608.333)**	**(1.801.472)**
Καθαρό έσοδο από τόκους	**1.798.602**	**1.605.253**

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Χορηγήσεων	71.650	70.140
Εγγυητικών επιστολών	40.398	36.821
Εισαγωγών - εξαγωγών	15.588	17.071
Πιστωτικών καρτών	83.466	54.537
Συναλλαγών	88.389	89.214
Αμοιβαίων κεφαλαίων	51.757	70.204
Συμβουλευτικών Υπηρεσιών και αγοραπωλησίας χρεογράφων	4.955	4.175
Λοιπές	108.211	122.428
Σύνολο	**464.414**	**464.590**

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Αξιογράφων διαθεσίμων προς πώληση	2.591	2.254
Σύνολο	**2.591**	**2.254**

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Συναλλαγματικές διαφορές	64.378	46.732
Χρηματοοικονομικών στοιχείων στην εύλογη αξία μέσω αποτελεσμάτων:		
- Ομολόγων	(10.967)	(1.676)
- Μετοχών	(1.586)	4.414
Αξιογράφων χαρτοφυλακίου διαθέσιμου προς πώληση:		
- Ομολόγων	48.167	(38.245)
- Μετοχών	(31.154)	2.044
- Λοιπών χρεογράφων	(58)	13.129
Από πωλήσεις συμμετοχών	1.903	
Παραγώγων χρηματοοικονομικών μέσων	(79.757)	54.490
Λοιπών χρηματοοικονομικών μέσων	2.226	1.654
Σύνολο	**(6.848)**	**82.542**

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Ασφαλιστικές δραστηριότητες	6.026	2.669
Ξενοδοχειακές δραστηριότητες	41.758	47.607
Ενοίκια λειτουργικής μίσθωσης	6.133	5.773
Πωλήσεις παγίων	7.485	8.019
Λοιπά	18.542	17.364
Σύνολο	**79.944**	**81.432**

Ειδικότερα τα έσοδα από ασφαλιστικές δραστηριότητες αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Γενικές Ασφαλίσεις		
Ασφάλιστρα και άλλα συναφή έσοδα	12.726	12.911
Μείον:		
- Αντασφάλιστρα	(3.986)	(3.385)
- Προμήθειες παραγωγής	(1.107)	(873)
- Αποζημιώσεις ασφαλισμένων	(6.244)	(6.395)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	562	109
Αποτέλεσμα από γενικές ασφαλίσεις	**1.951**	**2.367**
Ασφαλίσεις Ζωής		
Ασφάλιστρα και άλλα συναφή έσοδα	10.039	9.365
Μείον:		
- Αντασφάλιστρα	(784)	(906)
- Προμήθειες παραγωγής	(1.254)	(1.147)
- Αποζημιώσεις ασφαλισμένων	(4.716)	(7.325)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	790	315
Αποτέλεσμα από ασφαλίσεις ζωής	**4.075**	**302**
Σύνολο	**6.026**	**2.669**

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Μισθοί και ημερομίσθια	432.975	387.535
Εισφορές κοινωνικής ασφάλισης	90.455	81.380
Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων	20.417	
Έξοδα προγραμμάτων καθορισμένων παροχών (σημείωση 30)	6.163	16.539
Λοιπές επιβαρύνσεις	39.478	41.481
Σύνολο	589.488	526.935

Ο αριθμός του απασχολουμένου προσωπικού στον Όμιλο κατά την 31.12.2008 ήταν 15.619 (31.12.2007: 12.907) άτομα. Εξ αυτών 8.421 (31.12.2007: 7.846) άτομα εργάζονταν στο εσωτερικό και 7.198 (31.12.2007: 5.061) άτομα εργάζονταν στο εξωτερικό.

Προγράμματα καθορισμένων συνεισφορών

Το σύνολο του προσωπικού του Ομίλου στην Ελλάδα είναι ασφαλισμένο για την κύρια σύνταξη στο Ίδρυμα Κοινωνικών Ασφαλίσεων. Επιπλέον, για το προσωπικό της Τραπέζης ισχύουν τα παρακάτω:

α) Το προσωπικό που προέρχεται από την Ιονική και Λαϊκή Τράπεζα της Ελλάδος είναι ασφαλισμένο στον πολυεργοδοτικό φορέα Τ.Α.Π.Ι.Λ.Τ.Α.Τ. για την επικουρική σύνταξη. Σύμφωνα με νομική γνωμάτευση δεν υφίσταται υποχρέωση κάλυψης τυχόν ελλειμμάτων του Ταμείου από την Τράπεζα. Ως εκ τούτου ο λογιστικός χειρισμός που ακολουθείται είναι αυτός του ταμείου καθορισμένων συνεισφορών. Η Τράπεζα έχει υποβάλει αίτηση για την ένταξη στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ.) του προσωπικού της που είναι ασφαλισμένο στο Ταμείο Αλληλοβοηθείας Προσωπικού Ιονικής - Λαϊκής Τραπέζης και άλλων Τραπεζών (Τ.Α.Π.Ι.Λ.Τ.Α.Τ.).

β) Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την υγειονομική περίθαλψη στο Ταμείο Ασφάλισης Υπαλλήλων Τραπεζών και Επιχειρήσεων Κοινής Ωφελείας (Τ.Α.Υ.Τ.Ε.Κ.Ω.), το οποίο είναι ταμείο καθορισμένων συνεισφορών.

Προγράμματα καθορισμένων παροχών

Ανάλυση των υποχρεώσεων από προγράμματα καθορισμένων παροχών, γίνεται στη σημείωση 30.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Λειτουργικές μισθώσεις κτηρίων	51.872	36.416
Ενοίκια - συντηρήσεις μηχανογραφικού εξοπλισμού	25.534	22.124
Δαπάνες μηχανογραφήσεως	45.536	39.314
Προβολή και διαφήμιση	51.652	43.736
Τηλεφωνικά - ταχυδρομικά	39.400	30.822
Αμοιβές τρίτων	57.368	42.243
Παροχή οικονομικών πληροφοριών από τρίτους	9.983	8.981
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	16.785	12.697
Ασφάλιστρα	14.823	11.219
Υλικά γραφείου	11.334	9.834
Δαπάνες ηλεκτρικής ενέργειας	11.130	8.837
Αμοιβές τρίτων για εξεύρεση πελατείας	7.443	4.713
Φόροι (Φ.Π.Α., ακίνητης περιουσίας, κ.λπ.)	53.468	41.968
Λοιπά	99.295	103.349
Σύνολο	495.623	416.253

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	601.285	206.232
Ζημίες απομειώσεως συμμετοχής	5.100	
Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(24)	(14)
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	(42.178)	30.983
Εισπράξεις από διαγραφείσες απαιτήσεις	(22.432)	(10.518)
Σύνολο	**541.751**	**226.683**

Η σοβαρή επιδείνωση της πιστωτικής κρίσης κατά το Γ΄τρίμηνο 2008 και η σταδιακή μεταφορά της στην πραγματική οικονομία, αποτελεί ισχυρή ένδειξη απομείωσης της αξίας του χαρτοφυλακίου των δανείων.

Παρά το γεγονός ότι δεν υπάρχουν ακόμα εκδηλώσεις της κρίσεως στην εξυπηρέτηση του δανειακού χαρτοφυλακίου, ο Όμιλος προέβη σε επανεκτίμηση των πιθανών ζημιών απομείωσης, οι οποίες, ως ποσοστό επί των δανείων, ανέρχονται για το 2008 σε 1,13% έναντι 0,60% για το 2007.

10. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25% για τις χρήσεις 2007 και εφεξής. Με το Ν. 3697/08 ο φορολογικός συντελεστής μειώνεται, κατά μία μονάδα κατ' έτος, από τη χρήση 2010 για να διαμορφωθεί σε 20% για τη χρήση 2014 και εφεξής.

Με το άρθρο 26 του Ν. 3634/2008 επεβλήθη από τη χρήση 2007 φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%) και στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κλπ.). Τα μόνα εισοδήματα που δεν υπόκεινται σε φορολογία για τις χρήσεις 2007 και 2008, είναι τα έσοδα από μερίσματα, γιατί έχουν ήδη φορολογηθεί στο όνομα των εταιριών από τις οποίες προέκυψαν.

Σημειώνεται ότι, σύμφωνα με το Ν. 3697/08, στα μερίσματα που εγκρίνονται από γενικές συνελεύσεις μετά την 1.1.2009 παρακρατείται φόρος με συντελεστή 10%, με εξάντληση της φορολογικής υποχρέωσης του δικαιούχου.

Για τις θυγατρικές εταιρίες και τα καταστήματα της Τραπέζης, που δραστηριοποιούνται σε άλλες χώρες, οι ισχύοντες ονομαστικοί φορολογικοί συντελεστές, για τις χρήσεις 2007 και 2008, έχουν ως εξής:

	Χρήση 2007	Χρήση 2008
	%	%
Κύπρος	10	10
Βουλγαρία	10	10
Σερβία	10	10
Ρουμανία	16	16
Jersey	20	20
Ουκρανία	25	25
Λουξεμβούργο	29,63	29,63
FYROM	12	10
Αλβανία	20	10
Ηνωμένο Βασίλειο	30	28

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Τρέχων	126.940	156.097
Αναβαλλόμενος	(14.754)	58.468
Σύνολο	**112.186**	**214.565**

Με βάση τα οριζόμενα στον Ν. 3697/2008 για την σταδιακή μείωση των φορολογικών συντελεστών στο διάστημα των ετών 2010 έως 2014, η Τράπεζα και οι θυγατρικές της εταιρίες με έδρα την Ελλάδα προέβησαν σε επανυπολογισμό των αναβαλλόμενων φόρων, με βάση τους νέους φορολογικούς συντελεστές και σε καταχώρηση της σχετικής επίδρασης από τη μείωσή τους στις οικονομικές τους καταστάσεις.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	3.185	7.882
Φορολογική αναπροσαρμογή αξίας ακινήτων	(8.236)	
Αποτίμηση δανείων	91.511	(6.844)
Διακοπή εκτοκισμού δανείων	40.108	29.108
Απομείωση δανείων	(49.360)	27.301
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	17.508	15.454
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων	11.716	
Αποτίμηση παραγώγων	(84.493)	(3.595)
Διαμόρφωση πραγματικού επιτοκίου	15.586	5.364
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων, λόγω αντιστάθμισης της εύλογης αξίας τους	(10.119)	9.886
Αποτίμηση ομολόγων	10.067	1.838
Αποτίμηση λοιπών χρεογράφων	(7.951)	
Μεταφερόμενες φορολογικές ζημίες	(434)	516
Λοιπές προσωρινές διαφορές	(43.842)	(28.442)
Σύνολο	**(14.754)**	**58.468**

Οι προσωρινές διαφορές από αποτίμηση ομολόγων και λοιπών χρεογράφων προκύπτουν λόγω της φορολογίας που επιβλήθηκε με το Ν. 3634/2008.

Παρατίθεται κατωτέρω συμφωνία μεταξύ ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως			
	31.12.2008		**31.12.2007**	
	%		**%**	
Κέρδη πριν το φόρο εισοδήματος		**625.633**		**985.263**
Φόρος εισοδήματος (φορολογικός συντελεστής)	22,01	137.727	22,06	217.315
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,09	538	(0,06)	(552)
Εισόδημα μη υπαγόμενο στο φόρο	(4,58)	(28.625)	(2,32)	(22.856)
Έξοδα μη εκπεστέα	1,71	10.708	1,00	9.804
Αναλογία των αφορολογήτων εσόδων στα κέρδη χρήσεως			0,07	670
Μέρος των αφορολογήτων κερδών που αναλογεί στα διανεμόμενα		5	(0,03)	(295)
Προσαρμογή φορολογικών συντελεστών για τον υπολογισμό του αναβαλλόμενου φόρου	(0,36)	(2.236)		
Λοιπές φορολογικές προσαρμογές	(0,93)	(5.832)	1,07	10.520
Χρησιμοποιηθείσες φορολογικές ζημιές	(0,02)	(99)	(0,01)	(41)
Φόρος Εισοδήματος (πραγματικός φορολογικός συντελεστής)	**17,93**	**112.186**	**21,78**	**214.565**

Ο φορολογικός συντελεστής 22,01% για τη χρήση 2008 και 22,06% για τη χρήση 2007, είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων, για κάθε μία από τις θυγατρικές εταιρίες του Ομίλου.

11. Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες

Την 23.3.2007 υπεγράφη σύμβαση πωλήσεως του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλι-

στικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα, για την περίοδο 1.1.2007 έως 23.3.2007 και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό "καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες" και αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως 31.12.2007
Έσοδα	
Καθαρό έσοδο από τόκους	860
Καθαρό έσοδο από αμοιβές και προμήθειες	409
Λοιπά έσοδα (Ασφάλιστρα κ.λ.π.)	3.573
Σύνολο εσόδων	**4.842**
Έξοδα	
Αμοιβές και έξοδα προσωπικού	(2.338)
Γενικά διοικητικά έξοδα	(1.583)
Αποσβέσεις	(239)
Σύνολο εξόδων	**(4.160)**
Κέρδη / (ζημίες) πριν το φόρο εισοδήματος	**682**
Φόρος εισοδήματος	(421)
Καθαρά κέρδη / (ζημίες) μετά το φόρο εισοδήματος	**261**
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	**80.127**
Καθαρά κέρδη, μετά το φόρο εισοδήματος από διακοπτόμενες δραστηριότητες	**80.388**

12. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή, προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τις εταιρίες του Ομίλου, κοινών μετοχών της Τραπέζης, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	512.067	850.035
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.624.439	405.502.633
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	1,26	2,10

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Κέρδη αναλογούντα στους μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	512.067	769.647
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.624.439	405.502.633
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	1,26	1,90

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή, προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως

(stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από την ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Κέρδη αναλογούντα στους μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	512.067	850.035
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.624.439	405.502.633
Προσαρμογή για δικαιώματα προαιρέσεως		727.195
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	405.624.439	406.229.828
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	1,26	2,09

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Κέρδη αναλογούντα στους μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	512.067	769.647
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.624.439	405.502.633
Προσαρμογή για δικαιώματα προαιρέσεως		727.195
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	405.624.439	406.229.828
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	1,26	1,89

ΕΝΕΡΓΗΤΙΚΟ

13. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	31.12.2008	31.12.2007
Ταμείο	491.410	411.539
Επιταγές εισπρακτέες	99.212	69.052
Διαθέσιμα σε Κεντρικές Τράπεζες	2.860.325	2.783.021
Σύνολο	**3.450.947**	**3.263.612**
Εκ των οποίων, δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	(2.252.477)	(1.826.958)
Υπόλοιπο	**1.198.470**	**1.436.654**

Η Τράπεζα, είναι υποχρεωμένη να τηρεί στην Τράπεζα της Ελλάδος τρεχούμενο λογαριασμό, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών με αυτή και τις άλλες Τράπεζες, μέσω του συστήματος Target (Trans European - Automated Real Time Gross Settlement Express Transfer System).

Η Τράπεζα της Ελλάδος απαιτεί επίσης, από όλα τα πιστωτικά ιδρύματα που είναι εγκατεστημένα στην Ελλάδα, να διατηρούν καταθέσεις σε αυτή, που αντιστοιχούν στο 2% των συνολικών καταθέσεων των πελατών τους.

Οι καταθέσεις αυτές είναι έντοκες, με επιτόκιο αυτό της αναχρηματοδότησης της Ευρωπαϊκής Κεντρικής Τράπεζας το οποίο ανήλθε την 31.12.2008 σε 2,50% (31.12.2007: 4,18%).

Ταμείο και ταμειακά ισοδύναμα (όπως εμφανίζονται στην κατάσταση ταμειακών ροών)

	31.12.2008	31.12.2007
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.198.470	1.436.654
Συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	523.863	47.874
Βραχυπρόθεσμες τοποθετήσεις σε άλλες τράπεζες	1.291.303	2.307.503
Ταμείο και ταμειακά ισοδύναμα	**3.013.636**	**3.792.031**

14. Απαιτήσεις κατά πιστωτικών ιδρυμάτων

	31.12.2008	31.12.2007
Τοποθετήσεις σε άλλες τράπεζες	1.878.105	2.790.362
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	523.863	47.874
Δάνεια σε πιστωτικά ιδρύματα	435.869	678.157
Μείον:		
Συσσωρευμένες απομειώσεις	(7.867)	(6.697)
Σύνολο	**2.829.970**	**3.509.696**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2007	**7.683**
Μεταβολές περιόδου 1.1 - 31.12.2007	
Μείωση ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων (σημείωση 9)	(14)
Συναλλαγματικές διαφορές	(972)
Υπόλοιπο 31.12.2007	**6.697**
Μεταβολές περιόδου 1.1 - 31.12.2008	
Μείωση ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων (σημείωση 9)	(24)
Συναλλαγματικές διαφορές	1.194
Υπόλοιπο 31.12.2008	**7.867**

15. Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων - Εμπορικό χαρτοφυλάκιο

	31.12.2008	31.12.2007
Κρατικοί τίτλοι	78.457	241.724
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	543	21.459
- Μη εισηγμένοι	457	270
Μετοχές:		
- Εισηγμένες	1.678	2.594
Σύνολο	**81.135**	**266.047**

16. Παράγωγα χρηματοοικονομικά μέσα (απαιτήσεις και υποχρεώσεις)

	31 Δεκεμβρίου 2008		
	Ονομαστική αξία συμβολαίων	**Εύλογη αξία**	
		Απαιτήσεις	**Υποχρεώσεις**
<u>Παράγωγα για εμπορικούς σκοπούς</u>			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	2.417.331	101.825	97.943
Προθεσμιακές πράξεις (fx swaps)	3.444.037	49.595	95.481
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	380.931	54.369	7.850
Δικαιώματα προαίρεσης (currency options)	151.341	2.246	2.207
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	4.083	59	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**6.397.723**	**208.094**	**203.481**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	14.983.030	208.482	263.290
Δικαιώματα προαίρεσης (caps)	810.214	4.057	3.268
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**15.793.244**	**212.539**	**266.558**
Δικαιώματα προαίρεσης (options)	20.000	30	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**20.000**	**30**	
γ. Παράγωγα επί εμπορευμάτων			
Πράξεις ανταλλαγής (commodity swaps)	5.078	2.942	2.933
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**5.078**	**2.942**	**2.933**
δ. Παράγωγα επί δεικτών			
Δικαιώματα προαίρεσης (otc options)	10.000	423	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**10.000**	**423**	
Προθεσμιακά συμβόλαια (futures)	1.536	59	19
Δικαιώματα προαίρεσης (listed options)	6.284	34	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**7.820**	**93**	**19**
ε. Πιστωτικά παράγωγα			
Πράξεις ανταλλαγής πιστωτικού κινδύνου (credit default swap) ενσωματωμένες σε χρεωστικούς τίτλους	304.445		45.521
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**304.445**		**45.521**
<u>Παράγωγα για σκοπούς αντιστάθμισης</u>			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	89.522	5.882	1.696
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	237.831	21.865	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**327.353**	**27.747**	**1.696**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	3.124.810	24.616	285.138
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**3.124.810**	**24.616**	**285.138**
γ. Παράγωγα επί δεικτών			
Πράξεις ανταλλαγής δεικτών (index swap)	30.998	8.542	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**30.998**	**8.542**	
Γενικό Σύνολο	**26.021.471**	**485.026**	**805.346**

	31 Δεκεμβρίου 2007		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία	
		Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	1.150.445	12.746	9.480
Προθεσμιακές πράξεις (fx swaps)	2.888.361	35.013	44.797
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	555.968	63.655	40.104
Δικαιώματα προαίρεσης (currency options)	175.822	3.438	3.261
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	631	1	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**4.771.227**	**114.853**	**97.642**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	8.199.341	161.842	136.593
Δικαιώματα προαίρεσης (caps)	616.963	2.233	1.388
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**8.816.304**	**164.075**	**137.981**
Προθεσμιακά συμβόλαια (futures)	354.305	99	28
Δικαιώματα προαίρεσης (options)	6.300	32	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**360.605**	**131**	**28**
γ. Παράγωγα επί εμπορευμάτων			
Πράξεις ανταλλαγής (commodity swaps)	14.410	138	124
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**14.410**	**138**	**124**
δ. Παράγωγα επί δεικτών			
Προθεσμιακά συμβόλαια (futures)	202		1
Δικαιώματα προαίρεσης (options)	383	4	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**585**	**4**	**1**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	137.380	12.114	
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	181.895		46.258
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**319.275**	**12.114**	**46.258**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	4.083.070	92.117	102.105
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**4.083.070**	**92.117**	**102.105**
Γενικό Σύνολο	**18.365.476**	**383.432**	**384.139**

17. Δάνεια και απαιτήσεις κατά πελατών

	31.12.2008	31.12.2007
Ιδιώτες		
Στεγαστικά:		
- Μη τιτλοποιημένα	10.822.806	11.186.669
- Τιτλοποιημένα	2.715.262	
Καταναλωτικά:		
- Μη τιτλοποιημένα	3.183.581	3.606.631
- Τιτλοποιημένα	1.485.843	
Πιστωτικές κάρτες	1.285.118	1.092.863
Λοιπά	119.399	146.762
Σύνολο	19.612.009	16.032.925
Εταιρίες:		
Επιχειρηματικά δάνεια [1]	29.779.390	24.771.065
Χρηματοδοτικές μισθώσεις (Leasing)	1.448.224	1.338.340
Εισπράξεις επιχειρηματικών απαιτήσεων (Factoring)	599.888	532.640
Σύνολο	31.827.502	26.642.045
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	9.950	9.494
Λοιπές απαιτήσεις	531.235	228.201
	51.980.696	**42.912.665**
Μείον:		
Συσσωρευμένες απομειώσεις [2]	(1.275.994)	(840.594)
Σύνολο	**50.704.702**	**42.072.071**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2007	**977.249**
Μεταβολές περιόδου 1.1 - 31.12.2007	
Συσσωρευμένες απομειώσεις στοιχείων Ενεργητικού προς πώληση	(57)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	41.288
Συναλλαγματικές διαφορές	(2.016)
Ζημίες απομειώσεως χρήσεως (σημείωση 9)	206.232
Ποσά που χρησιμοποιήθηκαν στην χρήση για διαγραφές	(382.102)
Υπόλοιπο 31.12.2007	**840.594**
Μεταβολές περιόδου 1.1 - 31.12.2008	
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	64.453
Συναλλαγματικές διαφορές	(8.106)
Ζημίες απομειώσεως χρήσεως (σημείωση 9)	601.285
Ποσά που χρησιμοποιήθηκαν στην χρήση για διαγραφές	(222.232)
Υπόλοιπο 31.12.2008	**1.275.994**

Η Τράπεζα έχει προβεί σε τιτλοποίηση στεγαστικών και καταναλωτικών δανείων μέσω εταιριών ειδικού σκοπού ελεγχομένων από αυτή. Έτσι, ο Όμιλος διακρατεί στην ουσία όλους τους κινδύνους που απορρέουν από αυτά, μέσω της παροχής εγγυήσεων προς τους κατόχους των ομολογιών που εκδίδονται.

[1] Σύμφωνα με τις τροποποιήσεις του ΔΛΠ 39, ο Όμιλος μετέφερε χρεόγραφα ποσού €21,8 εκατ. από το χαρτοφυλάκιο των διαθεσίμων προς πώληση αξιογράφων στο δανειακό χαρτοφυλάκιο, καθώς τα χρεόγραφα αυτά δε διαπραγματεύονται σε ενεργό αγορά και ο Όμιλος έχει την πρόθεση να τα διακρατήσει στο άμεσο μέλλον.Η αξία των ανωτέρω χρεογράφων, τα οποία περιλαμβάνονται στα επιχειρηματικά δάνεια, έχει απομειωθεί κατά €17,4 εκατ.

[2] Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη, για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία (σημείωση 32) ύψους €3.627 (31.12.2007: €45.929). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε €1.279.621 (31.12.2007: €886.523).

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	31.12.2008	31.12.2007
Έως ένα (1) έτος	456.651	398.360
Από ένα (1) έτος έως και πέντε (5) έτη	716.826	675.630
Πέραν των πέντε (5) ετών	785.959	829.707
	1.959.436	**1.903.697**
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(511.212)	(565.357)
Σύνολο	**1.448.224**	**1.338.340**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	31.12.2008	31.12.2007
Έως ένα (1) έτος	374.042	316.096
Από ένα (1) έτος έως και πέντε (5) έτη	502.288	456.249
Πέραν των πέντε (5) ετών	571.894	565.995
Σύνολο	**1.448.224**	**1.338.340**

18. Αξιόγραφα επενδυτικού χαρτοφυλακίου

α) Διαθέσιμα προς πώληση

	31.12.2008	31.12.2007
Κρατικοί τίτλοι	366.804	1.909.248
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	89.994	1.065.924
- Μη εισηγμένοι	169.328	36.983
Μετοχές:		
- Εισηγμένες	40.465	69.446
- Μη εισηγμένες	36.597	21.661
Λοιποί τίτλοι μεταβλητής αποδόσεως	49.338	53.639
Σύνολο	**752.526**	**3.156.901**

β) Διακρατούμενα μέχρι τη λήξη

	31.12.2008	
	Αναπόσβεστο κόστος	**Εύλογη αξία**
Κρατικοί τίτλοι	1.805.579	1.697.446
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	2.558.601	2.144.857
- Μη εισηγμένοι	124.529	121.637
Σύνολο	**4.488.709**	**3.963.940**

Στο χαρτοφυλάκιο των διακρατούμενων μέχρι τη λήξη ομολόγων απεικονίζονται και ομόλογα, ιδιοκτησίας της Τραπέζης, αξίας €1,1 δισ., τα οποία μέχρι την 30.6.2008 είχαν χαρακτηρισθεί ως "Διαθέσιμα προς πώληση".

Η μεταφορά των ομολόγων έγινε στην εύλογη αξία τους κατά την 30.6.2008, η οποία αποτελεί πλέον το νέο αναπόσβεστο κόστος επί του οποίου υπολογίζεται το έσοδο εκ τόκων, με τη μέθοδο του πραγματικού επιτοκίου. Κατά την ίδια ημερομηνία, η εύλογη αξία τους ήταν μικρότερη της αξίας κτήσεώς τους κατά €63,3 εκατ. Η διαφορά αυτή που είχε αναγνωρισθεί στην καθαρή θέση την 30.6.2008, αποσβένεται στα αποτελέσματα εκ τόκων κατά τη διάρκεια της εναπομένουσας ζωής των ομολόγων.

Αν τα ανωτέρω χρεόγραφα παρέμεναν στο χαρτοφυλάκιο των διαθεσίμων προς πώληση χρεογράφων η εύλογη αξία τους θα ήταν μικρότερη της αξίας κτήσεώς τους επιπλέον €217 εκατ.

19. Επενδύσεις σε συγγενείς εταιρίες

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Υπόλοιπο αρχής περιόδου	5.320	4.091
Αγορές / Αναγνώριση συμμετοχής	46.954	20
Μερίσματα εισπραχθέντα	(11)	(11)
Αναλογία στα κέρδη (ζημίες)	6.997	1.220
Υπόλοιπο τέλους περιόδου	**59.260**	**5.320**

Η αύξηση του λογαριασμού "Επενδύσεις σε συγγενείς εταιρίες", σε σχέση με την 31.12.2007, οφείλεται στην αναγνώριση της εταιρίας ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε. και την αποτίμησή της με τη μέθοδο της καθαρής θέσης.

Οι συγγενείς εταιρίες του Ομίλου είναι οι εξής:

		Ποσοστό συμμετοχής Ομίλου %	
Επωνυμία εταιρίας	**Έδρα**	**31.12.2008**	**31.12.2007**
α. Εβισάκ Α.Ε	Ελλάδα	27,00	27,00
β. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος [1]	Ελλάδα	50,00	50,00
γ. A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33
δ. ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε.	Ελλάδα	26,71	

Κατωτέρω αναλύεται η αναλογία του Ομίλου επί των κερδών / (ζημιών) εκάστης συγγενούς εταιρίας.

Επωνυμία εταιρίας	Ίδια κεφάλαια (σε χιλ. €)	Αποτέλεσμα χρήσεως μετά από φόρους	Σύνολο (σε χιλ. €)	Αναλογία κερδών/ ζημιών 31.12.2008
α. Εβισάκ Α.Ε	3.166	179	3.345	11
β. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος [1]	147		147	
γ. A.L.C. Novelle Investments Ltd	11.690	1.873	13.563	(739)
δ. ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε.	204.594		204.594	7.725
Σύνολο	**219.597**	**2.052**	**221.649**	**6.997**

[1] *Η εταιρία είναι μη κερδοσκοπικού χαρακτήρα.*

20. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2007	
Αξία κτήσεως	34.948
Συσσωρευμένες αποσβέσεις	(3.430)
Αναπόσβεστη αξία 1.1.2007	31.518
1.1.2007 - 31.12.2007	
Αναπόσβεστη αξία 1.1.2007	31.518
Συναλλαγματικές διαφορές	(35)
Προσθήκες	26.602
Διαθέσεις	(480)
Μεταφορές από "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	16.628
Αποσβέσεις περιόδου	(673)
Αναπόσβεστη αξία 31.12.2007	73.560
Υπόλοιπα την 31.12.2007	
Αξία κτήσεως	78.526
Συσσωρευμένες αποσβέσεις	(4.966)
1.1.2008 - 31.12.2008	
Αναπόσβεστη αξία 1.1.2008	73.560
Συναλλαγματικές διαφορές	(90)
Προσθήκες	466
Μεταφορές από "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(6.450)
Αποσβέσεις περιόδου	(611)
Αναπόσβεστη αξία 31.12.2008	66.875
Υπόλοιπο 31.12.2008	
Αξία κτήσεως	72.244
Συσσωρευμένες αποσβέσεις	(5.369)

Οι μεταφορές από την κατηγορία "Ιδιοχρησιμοποιούμενα ενσώματα πάγια" της χρήσεως 2007 περιλαμβάνουν ακίνητο αξίας €15,8 εκατ. ιδιοκτησίας της θυγατρικής εταιρίας Ωκεανός Α.Τ.Ο.Ε.Ε., η οποία μέχρι την 23.3.2007 εκμίσθωνε το ακίνητο στη θυγατρική εταιρία Alpha Ασφαλιστική Α.Ε. Η εύλογη αξία του ακινήτου ανήρχετο κατά την 31.12.2007 σε €22 εκατ.

Η εύλογη αξία των επενδύσεων σε ακίνητα κατά την 31.12.2008, όπως αυτή προσδιορίσθηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., ανήρχετο σε €70.080.

21. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	1.058.044	4.055	361.639	1.423.738
Συσσωρευμένες αποσβέσεις	(209.573)	(1.963)	(276.206)	(487.742)
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
1.1.2007 - 31.12.2007				
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
Συναλλαγματικές διαφορές	(1.669)	(73)	(536)	(2.278)
Προσθήκες	64.714	1.747	37.848	104.309
Διαθέσεις	(5.435)		(1.349)	(6.784)
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2007	145.909		23.346	169.255
Μεταφορές σε "Επενδύσεις σε ακίνητα"	(16.628)			(16.628)
Μεταφορές από "Στοιχεία ενεργητικού προς πώληση" [1]	42.405			42.405
Λοιπές μεταφορές			(268)	(268)
Αποσβέσεις περιόδου [2]	(24.405)	(694)	(27.633)	(52.732)
Αναπόσβεστη αξία 31.12.2007	1.053.362	3.072	116.841	1.173.275
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	1.283.906	5.414	414.199	1.703.519
Συσσωρευμένες αποσβέσεις	(230.544)	(2.342)	(297.358)	(530.244)
1.1.2008 - 31.12.2008				
Αναπόσβεστη αξία 1.1.2008	1.053.362	3.072	116.841	1.173.275
Συναλλαγματικές διαφορές	(10.174)	(400)	(3.294)	(13.868)
Προσθήκες	93.192		54.108	147.300
Διαθέσεις	(842)	(930)	(1.145)	(2.917)
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2008	1.465		1.115	2.580
Μεταφορές από "Επενδύσεις σε ακίνητα" [3]	6.450			6.450
Λοιπές μεταφορές	4.038	345	(4.383)	
Αποσβέσεις περιόδου	(26.840)	(280)	(31.460)	(58.580)
Αναπόσβεστη αξία 31.12.2008	1.120.651	1.807	131.782	1.254.240
Υπόλοιπα την 31.12.2008				
Αξία κτήσεως	1.373.990	2.814	454.795	1.831.599
Συσσωρευμένες αποσβέσεις	(253.339)	(1.007)	(323.013)	(577.359)

Η λογιστική αξία των ιδιόκτητων οικοπέδων και κτηρίων κατά την 31.12.2008 ανήρχετο σε €1.048.391. Η εύλογη αξία των παγίων αυτών κατά την ίδια ημερομηνία, όπως προσδιορίστηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., ανήρχετο σε €1.151.849.

[1] Κατά τη χρήση 2007 ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία "Στοιχεία Ενεργητικού προς πώληση", λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Οι αποσβέσεις που αντιστοιχούν στο χρονικό διάστημα που τα συγκεκριμένα ακίνητα είχαν καταταγεί στην κατηγορία "Στοιχεία Ενεργητικού προς πώληση" ανέρχονται σε 2,2 εκατ. και έχουν επιβαρύνει τα αποτελέσματα της χρήσεως 2007.

[2] Στις "Αποσβέσεις περιόδου" 1.7 - 31.12.2007 δεν περιλαμβάνεται ποσό € 1,1 εκατ. που αφορά απόσβεση του ξενοδοχείου Hilton Rhodes Resort, το οποίο χαρακτηρίστηκε σαν "Στοιχεία Ενεργητικού προς πώληση" (σημείωση 25).

[3] Οι μεταφορές από την κατηγορία "Επενδύσεις σε ακίνητα" αφορούν ακίνητα ιδιοκτησίας της Alpha Real Estate D.O.O. Beograd, τα οποία εκμισθώνει στην Alpha Bank Srbija A.D.

22. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	58.344	18.293	144.745	221.382
Συσσωρευμένες αποσβέσεις		(5.884)	(98.360)	(104.244)
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
1.1.2007 - 31.12.2007				
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
Συναλλαγματικές διαφορές	(336)	145	(233)	(424)
Προσθήκες		5.340	35.484	40.824
Διαθέσεις			(920)	(920)
Μεταφορές από "Ιδιοχρησιμοποιούμενα πάγια"			268	268
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2007		1.333		1.333
Αποσβέσεις περιόδου		(3.484)	(20.238)	(23.722)
Αναπόσβεστη αξία 31.12.2007	58.008	15.743	60.746	134.497
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	58.008	25.785	181.273	265.066
Συσσωρευμένες αποσβέσεις		(10.042)	(120.527)	(130.569)
1.1.2008 - 31.12.2008				
Αναπόσβεστη αξία 1.1.2008	58.008	15.743	60.746	134.497
Συναλλαγματικές διαφορές	(7.272)	(479)	(640)	(8.391)
Προσθήκες		17.947	44.499	62.446
Διαθέσεις			(183)	(183)
Λοιπές μεταφορές		(3.453)	3.453	
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2008 [1]	1.551	1	49	1.601
Απομειώσεις περιόδου [2]	(251)			(251)
Αποσβέσεις περιόδου		(4.669)	(25.089)	(29.758)
Αναπόσβεστη αξία 31.12.2008	52.036	25.090	82.835	159.961
Υπόλοιπα την 31.12.2008				
Αξία κτήσεως	52.036	37.983	227.612	317.631
Συσσωρευμένες αποσβέσεις		(12.893)	(144.777)	(157.670)

Ο ετήσιος έλεγχος απομειώσεως της υπεραξίας, που έχει προκύψει κατά την αρχική εξαγορά της Alpha Bank Srbija A.D., επιβεβαιώνει ότι η αξία της παραμένει ακέραια. Ειδικότερα, τόσο η αξία λόγω χρήσης, όσο και η εύλογη αξία μειωμένη κατά το κόστος της πώλησης, καταδεικνύουν αξίες υψηλότερες της αξίας της θυγατρικής εταιρίας όπως εμφανίζεται στις ενοποιημένες οικονομικές καταστάσεις με συνέπεια να μην υφίσταται λόγος απομειώσεως της αξίας της.

Τα άυλα περιουσιακά στοιχεία, τα οποία είχαν αναγνωρισθεί κατά την αρχική εξαγορά της ιδίας Τραπέζης και αφορούν την καταθετική βάση και τις σχέσεις με τους πελάτες, υφίστανται και διατηρούν κατ' ελάχιστον την αναπόσβεστη αξία τους. Μοναδική εξαίρεση αποτελούν η εταιρική ταυτότητα και το λογισμικό τα οποία έχουν οριστικά αποσβεσθεί και δεν χρησιμοποιούνται πλέον.

[1] Η υπεραξία που προέκυψε το 2008 αφορά την απόκτηση του 90% της νεοσυσταθείσης Astra Bank OJSC (σημείωση 45δ).

[2] Οι απομειώσεις περιόδου αφορούν την υπεραξία της θυγατρικής εταιρίας Ευρυμάθεια Α.Ε.

23. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	31.12.2008	31.12.2007
Αναβαλλόμενες φορολογικές απαιτήσεις	333.499	170.257
Αναβαλλόμενες φορολογικές υποχρεώσεις	(197.779)	(94.807)
Σύνολο	**135.720**	**75.450**

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις προκύπτουν ως εξής:

	1.1.2008 - 31.12.2008			
		Αναγνώριση		
	Υπόλοιπο 1.1.2008	Στην Κατάσταση Αποτελεσμάτων	Στην Καθαρή Θέση	Υπόλοιπο 31.12.2008
Αποσβέσεις παγίων	4.104	(3.185)	(175)	744
Φορολογική αναπροσαρμογή αξίας ακινήτων		8.236		8.236
Αποτίμηση δανείων	19.803	(91.511)		(71.708)
Διακοπή εκτοκισμού δανείων	(53.320)	(40.108)		(93.428)
Απομείωση δανείων	(21.978)	49.360		27.382
Αποτίμηση παραγώγων	3	84.493		84.496
Μεταφερόμενες φορολογικές ζημιές	4.329	434	954	5.717
Λοιπές προβλέψεις	28.037	43.842	1.036	72.915
Διαμόρφωση πραγματικού επιτοκίου	2.212	(15.586)		(13.374)
Υποχρεώσεις καθορισμένων παροχών στους εργαζομένους	111.770	(17.508)		94.262
Υποχρέωση στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων		(11.716)		(11.716)
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα & δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(17.672)	10.119		(7.553)
Αποτίμηση μετοχών		7.951	5.252	13.203
Αποτίμηση ομολόγων	(1.838)	(10.067)	38.449	26.544
Σύνολο	**75.450**	**14.754**	**45.516**	**135.720**

	1.1.2007 - 31.12.2007			
		Αναγνώριση		
	Υπόλοιπο 1.1.2007	Στην Κατάσταση Αποτελεσμάτων	Στην Καθαρή Θέση	Υπόλοιπο 31.12.2007
Αποσβέσεις παγίων	15.009	(7.882)	(3.023)	4.104
Αποτίμηση Δανείων	12.977	6.844	(18)	19.803
Διακοπή εκτοκισμού δανείων	(24.212)	(29.108)		(53.320)
Απομείωση Δανείων	5.323	(27.301)		(21.978)
Αποτίμηση Παραγώγων	(3.592)	3.595		3
Μεταφερόμενες φορολογικές ζημίες	4.988	(516)	(143)	4.329
Λοιπές προβλέψεις	(742)	28.442	337	28.037
Διαμόρφωση πραγματικού επιτοκίου	7.576	(5.364)		2.212
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	127.224	(15.454)		111.770
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(7.786)	(9.886)		(17.672)
Αποτίμηση ομολόγων		(1.838)		(1.838)
Σύνολο	**136.765**	**(58.468)**	**(2.847)**	**75.450**

24. Λοιπά στοιχεία Ενεργητικού

	31.12.2008	31.12.2007
Επενδύσεις για λογαριασμό ασφαλισμένων ζωής	21.486	18.109
Προπληρωθέντα έξοδα	18.344	25.759
Έσοδα εισπρακτέα	7.078	3.316
Προκαταβεβλημένοι και παρακρατημένοι φόροι	186.578	166.723
Απαιτήσεις από προγράμματα καθορισμένων παροχών στους εργαζομένους (σημείωση 30)	47.311	49.189
Επιπλέον εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	52.290	
Λοιπά	216.212	122.580
Σύνολο	**549.299**	**385.676**

Με το άρθρο 6 του Ν. 3714/7.11.2008, αυξήθηκε το ποσό των καταθέσεων, που καλύπτεται από το σύστημα εγγυήσεως καταθέσεων, από €20.000 σε €100.000 ανά καταθέτη. Αυξήθηκαν επίσης τα ποσοστά υπολογισμού της εισφοράς που καταβάλλουν οι τράπεζες στο Ταμείο Εγγυήσεως Καταθέσεων.

Έτσι, οι τράπεζες κατέβαλαν συμπληρωματικές εισφορές για το έτος 2008. Στο νόμο 3746/16.2.2009 με θέμα «Ταμείο Εγγυήσεως Καταθέσεων και Επενδύσεων (ΤΕΚΕ)» προβλέπεται ότι, το ποσό της διαφοράς της ετήσιας τακτικής εισφοράς των Πιστωτικών Ιδρυμάτων, που προκύπτει από την εφαρμογή του άρθρου 6 του Ν.3714/2008, περιέρχεται σε ειδική ομάδα περιουσίας, της οποίας τα επιμέρους στοιχεία ανήκουν εξ αδιαιρέτου, κατά το ποσοστό συμμετοχής εκάστου, στα συμμετέχοντα Πιστωτικά Ιδρύματα.

25. Στοιχεία ενεργητικού προς πώληση και υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

Στα στοιχεία ενεργητικού προς πώληση κατά την 31.12.2008 περιλαμβάνονται ακίνητα ποσού €53.574 (31.12.2007: €54.651) και μηχανολογικός εξοπλισμός ποσού €231 (31.12.2007: €570). Η εύλογη αξία των ακινήτων προς πώληση κατά την 31.12.2008, όπως προσδιορίστηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., ανήρχετο σε €64.815.

β. Λοιπά

Την 28.3.2008 η Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε μεταβίβασε τις μετοχές της θυγατρικής της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort (σημ. 45β).

Τα Στοιχεία Ενεργητικού και οι Υποχρεώσεις της εν λόγω μονάδας, κατά την 31.12.2007, είχαν καταχωρηθεί στους λογαριασμούς "Στοιχεία Ενεργητικού προς πώληση" και "Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση" και είχαν ως εξής:

	31.12.2007
Στοιχεία Ενεργητικού προς πώληση	
Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	38
Δάνεια και απαιτήσεις κατά πελατών	1.336
Υπεραξία και λοιπά άυλα πάγια	9
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	29.745
Αναβαλλόμενες φορολογικές απαιτήσεις	3.319
Λοιπά στοιχεία Ενεργητικού	277
Σύνολο	**34.724**
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	39
Αναβαλλόμενες φορολογικές υποχρεώσεις	308
Λοιπές υποχρεώσεις	970
Υποχρεώσεις καθορισμένων παροχών στους εργαζομένους	266
Σύνολο	**1.583**

ΥΠΟΧΡΕΩΣΕΙΣ

26. Υποχρεώσεις προς πιστωτικά ιδρύματα

	31.12.2008	31.12.2007
Καταθέσεις:		
- Όψεως	426.525	66.591
- Προθεσμίας		
Ευρωπαϊκής Κεντρικής Τράπεζας	5.187.133	96.314
Λοιπών πιστωτικών ιδρυμάτων	1.364.140	2.002.813
Πράξεις προσωρινής εκχωρήσεως (Repos)	934.078	1.923.548
Δανειακές υποχρεώσεις	1.051.920	348.470
Σύνολο	**8.963.796**	**4.437.736**

27. Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)

	31.12.2008	31.12.2007
Καταθέσεις:		
- Όψεως	6.340.839	6.857.487
- Ταμιευτηρίου	7.985.913	9.212.287
- Προθεσμίας	24.872.206	11.977.552
Ομολογίες εκδόσεώς μας	3.151.516	6.335.599
Πράξεις προσωρινής εκχωρήσεως (Repos)	34.742	94.078
	42.385.216	**34.477.003**
Επιταγές και εντολές πληρωτέες	161.561	188.155
Σύνολο	**42.546.777**	**34.665.158**

28. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Βραχυπρόθεσμα χρεόγραφα (ECP) [1]	
Υπόλοιπο 1.1.2008	
Μεταβολές περιόδου 1.1 – 31.12.2008	
Νέες εκδόσεις	2.605.910
(Αγορές)/Πωλήσεις εταιριών Ομίλου	(115.000)
Λήξεις/Ανακλήσεις	(2.409.223)
Δεδουλευμένοι τόκοι	20.851
Συναλλαγματικές διαφορές	27.492
Υπόλοιπο 31.12.2008	**130.030**
Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2008	**14.296.007**
Μεταβολές περιόδου 1.1 – 31.12.2008	
Νέες εκδόσεις [2]	4.972.407
(Αγορές)/Πωλήσεις εταιριών Ομίλου	(1.940.808)
Λήξεις/Ανακλήσεις	(8.083.035)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	25.887
Δεδουλευμένοι τόκοι	(10.347)
Συναλλαγματικές διαφορές	27.470
Υπόλοιπο 31.12.2008	**9.287.581**
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2008	**1.228.888**
Μεταβολές περιόδου 1.1 – 31.12.2008	
Νέες εκδόσεις [3]	100.000
(Αγορές)/Πωλήσεις εταιριών Ομίλου	(69.637)
Λήξεις/Ανακλήσεις [4]	(350.000)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	11.931
Δεδουλευμένοι τόκοι	(2.584)
Συναλλαγματικές διαφορές	56.492
Υπόλοιπο 31.12.2008	**975.090**
Σύνολο	**10.392.701**

Από τις παραπάνω ομολογίες διατέθηκε σε πελάτες της Τραπέζης και μεταφέρθηκε στο λογαριασμό "Υποχρεώσεις προς πελάτες" ποσό € 3.151.516 (31.12.2007: € 6.335.598). Έτσι, το υπόλοιπο του λογαριασμού "Ομολογίες εκδόσεως

[1] Η Τράπεζα αντλεί βραχυπρόθεσμη ρευστότητα μέσω προγράμματος εκδόσεως ευρω-εμπορικών γραμματίων (Euro Commercial Paper) συνολικού ύψους € 5 δισ. ευρώ. Οι τίτλοι του προγράμματος αυτού μπορούν να εκδίδονται υπό το άρτιο, να φέρουν κυμαινόμενο ή σταθερό επιτόκιο, ή επιτόκιο συνδεδεμένο με κάποιο δείκτη και η διάρκειά τους κυμαίνεται από 1 ημέρα έως και 364 ημέρες. Τα νομίσματα στα οποία είναι εκφρασμένες οι εκδόσεις αυτές μπορούν να διαφοροποιούνται μεταξύ του Ευρώ, του δολαρίου ΗΠΑ , της λίρας Αγγλίας, του ελβετικού φράγκου, του γιεν, του δολαρίου Αυστραλίας, του δολαρίου Καναδά και οιουδήποτε άλλου νομίσματος που θα συμφωνηθεί μεταξύ των αντισυμβαλλομένων.
Το περιθώριο των εκδόσεων σε ευρώ κυμάνθηκε κατά μέσο όρο από 9 έως 35 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.
Το περιθώριο των εκδόσεων σε δολάρια ΗΠΑ διαμορφώθηκε από 14 έως 42 μονάδες βάσης πάνω από το επιτόκιο Libor της αντίστοιχης διάρκειας.
Το περιθώριο των εκδόσεων σε Γιεν διαμορφώθηκε από 20 έως 25 μονάδες βάσης πάνω από το επιτόκιο Libor της αντίστοιχης διάρκειας.

[2] Από τις νέες κοινές ομολογιακές εκδόσεις ποσό € 4.609 εκατ. φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από 12 μέχρι και 125 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.
Επίσης νέες ομολογιακές εκδόσεις ποσού € 555 εκατ. ενσωματώνουν δικαίωμα πωλήσεως εκ μέρους του επενδυτή και φέρουν κυμαινόμενο επιτόκιο Euribor με κλιμακωτό περιθώριο, το οποίο μπορεί να λάβει μέγιστη τιμή μεταξύ 40 και 120 μονάδων βάσης σε περίπτωση μη ενασκήσεως του δικαιώματος από τον επενδυτή.

[3] Την 30.05.2008 η θυγατρική Alpha Bank Κύπρου εξέδωσε ομολογιακό δάνειο μειωμένης εξασφάλισης (Lower Tier II) ποσού € 100 εκατ. δεκαετούς διάρκειας με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 180 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 280 μονάδες βάσης για τα επόμενα έτη σε περίπτωση μη ανακλήσεως.

[4] Την 19.2.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.
Την 10.7.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.
Την 24.11.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 150 εκατ. και αρχικής διάρκειας 10 ετών.

μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις", κατά την 31.12.2008, διαμορφώθηκε σε € 7.241.185 (31.12.2007: € 9.189.297).

Την 18.7.2008 ολοκληρώθηκε η έκδοση δύο καλυμμένων ομολογιακών δανείων, μέσω της θυγατρικής εταιρίας της Τραπέζης Alpha Covered Bonds Plc, στα πλαίσια του άρθρου 91 του Ν.3601/2007 και της ΠΔ/ΤΕ 2598/2.11.2007. Οι ομολογίες που προέρχονται από τιτλοποίηση στεγαστικών δανείων, ύψους €1 δισ. έκαστη, έχουν τριετή και πενταετή διάρκεια αντιστοίχως, έχουν την εγγύηση της Τραπέζης καθώς και κάλυμμα τα παραπάνω δάνεια. Οι ομολογίες, που έχουν αξιολογηθεί ως AAA από τρεις διεθνείς οίκους (Standard & Poor's, Moody's και Fitch), κατέχονται έως σήμερα από την Τράπεζα και έχουν δοθεί ως εξασφάλιση, για πράξεις νομισματικής πολιτικής, στην Τράπεζα της Ελλάδος. Δύνανται όμως να διατεθούν και σε επενδυτές.

Η υποχρέωση από την τιτλοποίηση των στεγαστικών δανείων της Τραπέζης, δεν εμφανίζεται στο λογαριασμό "Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις" διότι οι αντίστοιχοι τίτλοι, που έχουν εκδοθεί από τη θυγατρική εταιρία της Τραπέζης Alpha Covered Bonds Plc, ιδιοκατέχονται από την Τράπεζα.

Την 9.12.2008 ολοκληρώθηκε η έκδοση δύο ομολογιακών δανείων, μέσω της θυγατρικής εταιρίας της Τραπέζης Katanalotika Plc με κάλυμμα προσωπικά και καταναλωτικά δάνεια καθώς και δάνεια αυτοκινήτων της Τραπέζης. Οι ομολογίες, που προέρχονται από τιτλοποίηση καταναλωτικών δανείων, κατέχονται από την Τράπεζα και η κοινή έκδοσή της, που έχει αξιολογηθεί ως Aa2 από τον οίκο Moody's, έχει δοθεί ως εξασφάλιση, για πράξεις αναχρηματοδότησης από την Τράπεζα της Ελλάδος.

Η υποχρέωση ποσού €1,45 δισ. από την τιτλοποίηση των καταναλωτικών δανείων δεν εμφανίζεται στο λογαριασμό "Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις" διότι οι αντίστοιχοι τίτλοι, που έχουν εκδοθεί από τη θυγατρική, ιδιοκατέχονται από την Τράπεζα.

29. Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους

	31.12.2008	**31.12.2007**
Για τρέχοντα φόρο εισοδήματος	86.849	127.360
Για λοιπούς φόρους	41.213	31.437
Σύνολο	**128.062**	**158.797**

30. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Τα συνολικά μεγέθη, που αναγνωρίσθηκαν στις οικονομικές καταστάσεις, για τις υποχρεώσεις καθορισμένων παροχών παρουσιάζονται στον κάτωθι πίνακα:

	Ισολογισμός 31.12.2008 Υποχρέωση/ (Απαίτηση)	**Αποτελέσματα χρήσεως 1.1.-31.12.2008 Έξοδα/(Έσοδα)**	**Ισολογισμός 31.12.2007 Υποχρέωση/ (Απαίτηση)**	**Αποτελέσματα χρήσεως 1.1.-31.12.2007 Έξοδα/(Έσοδα)**
ΤΑΠ - Επικουρική Σύνταξη	-	-	-	(1.199)
ΤΑΠ - Εφάπαξ Παροχή	(47.311)	3.008	(49.189)	4.203
Σύνολο	**(47.311)**	**3.008**	**(49.189)**	**3.004**
ΤΑΠΙΛΤ	-	(3.733)	3.733	8.194
Alpha Bank Cyprus Ltd	37.673	6.438	33.320	5.650
Λοιπές εταιρίες	5.089	450	4.966	(309)
Σύνολο		**6.163**		**16.539**

Τα ποσά των μεγεθών του Ισολογισμού και της καταστάσεως αποτελεσμάτων χρήσεως αναλύονται κατωτέρω ανά ταμείο και είδος παροχής ως εξής:

i. Τραπέζης

α. Ταμείο Αλληλοβοήθειας Προσωπικού (ΤΑΠ) της πρώην Alpha Τραπέζης Πίστεως

Μετά την ένταξη των μελών του ΤΑΠ για την επικουρική ασφάλιση στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (άρθρο 10, Ν.3620/2007), το ΤΑΠ χορηγεί αποκλειστικά εφάπαξ παροχές με την εγγύηση της Τραπέζης.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2008	31.12.2007
Παρούσα αξία δεδουλευμένων υποχρεώσεων	128.895	127.035
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(156.268)	(162.031)
Έλλειμμα/(Πλεόνασμα)	**(27.373)**	**(34.996)**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(19.938)	(14.193)
Απαίτηση στον ισολογισμό	**(47.311)**	**(49.189)**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Τρέχον κόστος υπηρεσίας	4.751	5.484
Κόστος επιτοκίου	6.391	5.342
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(8.134)	(6.623)
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**3.008**	**4.203**

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων προέκυψε ως εξής:

	2008	2007
Υπόλοιπο ενάρξεως χρήσεως	**127.035**	**121.463**
Τρέχον κόστος υπηρεσίας	4.751	5.484
Κόστος επιτοκίου	6.391	5.342
Εισφορές εργαζομένων	1.396	1.032
Καταβληθείσες παροχές	(6.912)	(8.466)
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.130)	(1.357)
Έξοδα	(5)	(68)
Αναλογιστικές ζημίες/(κέρδη)	(2.631)	3.605
Υπόλοιπο τέλους χρήσεως	**128.895**	**127.035**

Η μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψε ως εξής:

	2008	2007
Υπόλοιπο ενάρξεως χρήσεως	**162.031**	**165.051**
Αναμενόμενη απόδοση	8.134	6.623
Εισφορά Τραπέζης	-	-
Εισφορές εργαζομένων	1.396	1.032
Καταβληθείσες παροχές	(6.912)	(8.466)
Έξοδα	(5)	(68)
Αναλογιστικές ζημίες	(8.376)	(2.141)
Υπόλοιπο τέλους χρήσεως	**156.268**	**162.031**

Στα περιουσιακά στοιχεία του ταμείου περιλαμβάνονται καταθέσεις στην Alpha Bank ύψους € 36,7 εκατ., απαιτήσεις από την Alpha Bank ποσού € 31,1 εκατ., ομόλογα Alpha Credit Group plc αξίας € 82,6 εκατ. και μετοχές Alpha Bank αξίας € 3,2 εκατ.

Η μεταβολή στην απαίτηση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2007	**(52.035)**
Δεδουλευμένο έξοδο	4.203
Καταβληθείσες εισφορές	-
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.357)
Υπόλοιπο την 31.12.2007	**(49.189)**
Υπόλοιπο την 1.1.2008	**(49.189)**
Δεδουλευμένο έξοδο	3.008
Καταβληθείσες εισφορές	-
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.130)
Υπόλοιπο την 31.12.2008	**(47.311)**

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2008	31.12.2007
Επιτόκιο προεξόφλησης	5,8%	5,5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5,0%	5,0%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%

β. Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας)

Το Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας) χορηγεί εφάπαξ παροχές στο προσωπικό της Τραπέζης που προέρχεται από την πρώην Ιονική Τράπεζα.

Με το άρθρο 70 του Νόμου 3655/2008, που ψηφίσθηκε την 31.3.2008, αποφασίσθηκε η σύσταση Νομικού Προσώπου Δημοσίου Δικαίου, με την επωνυμία Ταμείο Ασφάλισης Υπαλλήλων Τραπεζών και Επιχειρήσεων Κοινής Ωφέλειας (ΤΑΥΤΕΚΩ), για την επικουρική ασφάλιση, τις παροχές εφάπαξ και την ασφάλιση υγείας, στο οποίο συμπεριλαμβάνεται μεταξύ άλλων ταμείων και ο Κλάδος Πρόνοιας του ΤΑΠΙΛΤ. Η Τράπεζα εφήρμοζε τη λογιστική των προγραμμάτων καθορισμένων παροχών για το εν λόγω Ταμείο επί τη βάσει της τεκμαρτής υποχρέωσης. Λόγω της ψήφισης του ανωτέρου νόμου και της ένταξης του Ταμείου στο ΤΑΥΤΕΚΩ από 1.10.2008, διαγράφηκε η σχηματισθείσα υποχρέωση.

Τα ποσά που αναγνωρίζονται στον Ισολογισμό έχουν ως εξής:

	31.12.2007
Παρούσα αξία δεδουλευμένων υποχρεώσεων	74.737
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(64.006)
Έλλειμμα/(Πλεόνασμα)	**10.731**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(6.998)
Υποχρέωση (απαίτηση) στον Ισολογισμό	**3.733**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	31.12.2007
Τρέχον κόστος υπηρεσίας	255
Κόστος επιτοκίου	2.744
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(2.508)
Αναλογιστικές ζημίες που αναγνωρίσθηκαν κατά τη διάρκεια της περιόδου	28
Κόστος προηγούμενης υπηρεσίας	7.675
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές και έξοδα προσωπικού)	**8.194**

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων κατά το έτος 2007 προέκυψε ως εξής:

	2007
Υπόλοιπο ενάρξεως χρήσεως	**63.458**
Τρέχον κόστος υπηρεσίας	255
Κόστος επιτοκίου	2.744
Εισφορές εργαζομένων	3.061
Καταβληθείσες παροχές	(3.096)
Έξοδα	(85)
Κόστος προηγούμενης υπηρεσίας	7.675
Αναλογιστικές ζημίες	725
Υπόλοιπο τέλους χρήσεως	**74.737**

Η μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου κατά το έτος 2007 προέκυψε ως εξής:

	2007
Υπόλοιπο ενάρξεως χρήσεως	**61.202**
Αναμενόμενη απόδοση	2.508
Εισφορές εργαζομένων	3.061
Καταβληθείσες παροχές	(3.096)
Έξοδα	(85)
Αναλογιστικά κέρδη(ζημίες)	416
Υπόλοιπο τέλους χρήσεως	**64.006**

Η μεταβολή στην υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2007	**(4.461)**
Δεδουλευμένο έξοδο	8.194
Υπόλοιπο την 31.12.2007	**3.733**
Υπόλοιπο την 1.1.2008	**3.733**
Δεδουλευμένο έξοδο	(66)
Έσοδο από διαγραφή υποχρέωσης	(3.667)
Υπόλοιπο την 31.12.2008	

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2007
Επιτόκιο προεξόφλησης	5,5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5,0%
Μελλοντικές αυξήσεις μισθών	3,5%

ii. Εταιρίες Ομίλου

α. Alpha Bank Κύπρου

Το προσωπικό της Τραπέζης λαμβάνει εφάπαξ παροχή η οποία εξαρτάται από τα έτη υπηρεσίας και τον τελικό συντάξιμο μισθό.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2008	31.12.2007
Παρούσα αξία δεδουλευμένων υποχρεώσεων	44.860	42.378
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(7.187)	(9.058)
Υποχρέωση στον ισολογισμό	**37.673**	**33.320**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Τρέχον κόστος υπηρεσίας	4.042	3.452
Κόστος επιτοκίου	2.186	1.870
Καθαρές αναλογιστικές ζημίες που αναγνωρίσθηκαν στη χρήση	210	125
Κόστος προηγούμενης υπηρεσίας		203
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**6.438**	**5.650**

Οι μεταβολές στην παρούσα αξία των δεδουλευμένων παροχών προέκυψαν ως εξής:

	2008	2007
Υπόλοιπο ενάρξεως χρήσεως	**33.320**	**31.281**
Τρέχον κόστος υπηρεσίας	4.042	3.452
Κόστος επιτοκίου	2.186	1.870
Αναλογιστικές ζημίες που αναγνωρίσθηκαν στη χρήση	210	125
Κόστος υπηρεσίας παρελθόντων ετών που αναγνωρίσθηκε στη χρήση	-	203
Συναλλαγματικές διαφορές	-	(389)
Καταβληθείσες παροχές	(2.085)	(3.222)
Υπόλοιπο τέλους χρήσεως	**37.673**	**33.320**

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2008	31.12.2007
Επιτόκιο προεξόφλησης	5,75%	5,25%
Μελλοντικές αυξήσεις μισθών	6,50%	6,50%

β. Λοιπές εταιρίες

Οι εργαζόμενοι, με σύμβαση αορίστου χρόνου, στις εντός Ελλάδος θυγατρικές του Ομίλου, λαμβάνουν ποσοστό της αποζημίωσης που προσδιορίζεται από το Ν. 2112/1920. Στη θυγατρική Alpha Bank Srbija A.D. οι εργαζόμενοι λαμβάνουν εφάπαξ παροχή κατά την αποχώρηση η οποία ισούται με τρεις μισθούς του σερβικού δημοσίου. Για τις υποχρεώσεις αυτές αναγνωρίσθηκαν συνολικά τα εξής:

	31.12.2008	31.12.2007
Υποχρέωση στον Ισολογισμό	**5.089**	**4.966**

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Αποτέλεσμα (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**450**	**(309)**

31. Λοιπές υποχρεώσεις

	31.12.2008	31.12.2007
Μερίσματα πληρωτέα	9.965	8.304
Κρατήσεις και εισφορές υπέρ τρίτων	233.364	241.970
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων [1]	518.400	565.263
Χρηματιστηριακές εργασίες	22.872	37.970
Έσοδα επομένων χρήσεων	59.090	59.659
Έξοδα χρήσεως δεδουλευμένα	83.143	50.807
Υποχρεώσεις από πιστωτικές κάρτες	228.789	225.127
Αντασφαλιστικές δραστηριότητες	115	1.574
Από χρηματοδοτική μίσθωση	72	407
Λοιπά	194.477	132.473
Σύνολο	**1.350.287**	**1.323.554**

[1] Με το άρθρο 10 του Ν.3620/2007, και την υποχρεωτική υπαγωγή στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ) των ασφαλισμένων και συνταξιούχων του Τ.Α.Π. από 1.1.2008 (σημείωση 30), η οικονομική επιβάρυνση για την Τράπεζα ανήλθε στο ποσό των € 543 εκατ., η οποία θα καταβληθεί εντόκως σε δέκα ισόποσες ετήσιες δόσεις. Στο υπόλοιπο της 31.12.2007 περιλαμβάνεται το ανωτέρω ποσό και οι τόκοι για το έτος 2007 ενώ το υπόλοιπο της 31.12.2008 έχει διαμορφωθεί από την πληρωμή της ετήσιας δόσης και των τόκων για το τρέχον έτος.

32. Προβλέψεις

	31.12.2008	31.12.2007
Ασφαλιστικές	39.770	41.561
Για την κάλυψη του πιστωτικού κινδύνου	3.627	45.929
Λοιπές	9.866	8.445
Σύνολο	**53.263**	**95.935**

α. Ασφαλιστικές προβλέψεις

	31.12.2008	31.12.2007
Γενικές ασφαλίσεις		
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	5.163	4.643
Προβλέψεις για εκκρεμείς αποζημιώσεις	4.109	5.780
Σύνολο	9.272	10.423
Ασφαλίσεις ζωής		
Μαθηματικές προβλέψεις	7.635	6.992
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.377	1.325
Σύνολο	9.012	8.317
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	**21.486**	**22.821**
Σύνολο	**39.770**	**41.561**

β. Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

Υπόλοιπο 1.1.2007	**14.946**
Μεταβολές περιόδου 1.1. – 31.12.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	30.983
Υπόλοιπο 31.12.2007	**45.929**
Μεταβολές περιόδου 1.1. – 31.12.2008	
Μειώσεις προβλέψεων για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	(42.178)
Συναλλαγματικές διαφορές	(124)
Υπόλοιπο την 31.12.2008	**3.627**

γ. Λοιπές προβλέψεις

Υπόλοιπο την 1.1.2007	**11.432**
Μεταβολές περιόδου 1.1. – 31.12.2007	
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(2.895)
Χρησιμοποιηθείσες προβλέψεις	(18)
Συναλλαγματικές διαφορές	(74)
Υπόλοιπο την 31.12.2007	**8.445**
Μεταβολές περιόδου 1.1. – 31.12.2008	
Προβλέψεις σε βάρος των αποτελεσμάτων	2.190
Χρησιμοποιηθείσες προβλέψεις	(443)
Συναλλαγματικές διαφορές	(326)
Υπόλοιπο την 31.12.2008	**9.866**

Το ποσό των λοιπών προβλέψεων σε βάρος των αποτελεσμάτων συμπεριλαμβάνεται στο λογαριασμό "Λοιπά έξοδα" της καταστάσεως αποτελεσμάτων.

ΚΑΘΑΡΗ ΘΕΣΗ

33. Μετοχικό κεφάλαιο

	Αριθμός Μετοχών	Καταβεβλημένο Μετοχικό Κεφάλαιο
Υπόλοιπο έναρξης 1 Ιανουαρίου 2007	408.022.002	1.591.286
Ενάσκηση δικαιωμάτων προαιρέσεως	2.954.650	11.523
Υπόλοιπο 31 Δεκεμβρίου 2007	410.976.652	1.602.809
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση του συνόλου της διαφοράς από έκδοση μετοχών υπέρ το άρτιο ποσού €184.033 και μέρους του φορολογημένου υπολοίπου κερδών εις νέον ποσού €144.748 με αύξηση της ονομαστικής αξίας των υφισταμένων μετοχών από €3,90 σε €4,70 ανά μετοχή (απόφαση Γενικής Συνέλευσης της 3.4.2008).		328.781
Υπόλοιπο 31 Δεκεμβρίου 2008	**410.976.652**	**1.931.590**

Κάθε μετοχή δίνει δικαίωμα μίας ψήφου στη Συνέλευση των Μετόχων της Τραπέζης.

34. Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Υπόλοιπο έναρξης (1 Ιανουαρίου 2007)	127.961
Διαφορά εξασκηθέντων δικαιωμάτων προαιρέσεως	56.072
Υπόλοιπο 31 Δεκεμβρίου 2007	**184.033**
Κεφαλαιοποίηση (σημείωση 33)	(184.033)
Υπόλοιπο 31 Δεκεμβρίου 2008	

35. Αποθεματικά

Τα υπόλοιπα των επιμέρους αποθεματικών έχουν ως εξής:

	31.12.2008	31.12.2007
Τακτικό αποθεματικό	460.184	412.520
Αποθεματικό αποτίμησης διαθεσίμων προς πώληση χρεογράφων	(173.773)	(1.775)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού	(98.007)	34.917
Σύνολο	**188.404**	**445.662**

Σύμφωνα με το άρθρο 26 του Καταστατικού της Τραπέζης, όπως τροποποιήθηκε τον Μάιο του 2008, από τα καθαρά κέρδη κάθε χρήσεως αφαιρείται ετησίως το 5%, τουλάχιστον, για τον σχηματισμό του τακτικού αποθεματικού. Ο σχηματισμός του τακτικού αποθεματικού παύει να είναι υποχρεωτικός, όταν το υπόλοιπό του φθάσει στο ήμισυ του μετοχικού κεφαλαίου. Σύμφωνα με το άρθρο 44 του Κ.Ν.2190/1920 το αποθεματικό αυτό χρησιμοποιείται αποκλειστικά για την κάλυψη του τυχόν χρεωστικού υπολοίπου του λογαριασμού "Αποτελέσματα είς νέον".

Οι εταιρίες με έδρα στο εξωτερικό σχηματίζουν τακτικό αποθεματικό όπως και όταν προβλέπεται από τις τοπικές νομοθεσίες.

36. Αποτελέσματα εις νέον

α. Στο λογαριασμό αυτό περιλαμβάνονται και αποθεματικά, που σχηματίσθηκαν από κέρδη εκ πωλήσεων μετοχών εισηγμένων στο Χρηματιστήριο Αθηνών ή σε αλλοδαπό χρηματιστήριο ή σε άλλο διεθνή αναγνωρισμένο χρηματιστηριακό θεσμό, καθώς και από αφορολόγητα έσοδα ή εισοδήματα φορολογούμενα με ειδικό τρόπο με εξάντληση της φορολογικής υποχρεώσεως, που δεν διανέμονται.

Από τα αποθεματικά αυτά όσα είχαν σχηματιστεί μέχρι την 31.12.2005 έχουν φορολογηθεί.

Τα σχηματιζόμενα από τη χρήση 2007 και μετά υπόκεινται σε φορολογία με τον συντελεστή φορολογίας που ισχύει κάθε φορά για την Τράπεζα (Ν. 3634/2008).

Τα αποθεματικά που έχουν φορολογηθεί δύναται, οποτεδήποτε, να διανεμηθούν ή να κεφαλαιοποιηθούν, χωρίς καμία περαιτέρω φορολογική επιβάρυνση.

β. Σύμφωνα με το άρθρο 3 παρ. 1 του Α.Ν. 148/1967, οι ανώνυμες εταιρίες υποχρεούνται, εκτός εάν η Γενική Συνέλευση των Μετόχων αποφασίσει διαφορετικά, να διανέμουν σε μετρητά, κάθε έτος, στους μετόχους ποσοστό τουλάχιστον 35% επί των καθαρών κερδών μετά την αφαίρεση του τακτικού αποθεματικού και ορισμένων κερδών από την εκποίηση μετοχών που περιγράφονται στην εν λόγω παράγραφο. Το καθαρό κέρδος που απομένει από την αποτίμηση χρηματοπιστωτικών μέσων στην εύλογη αξία τους μετά την αφαίρεση των ζημιών από την ίδια αιτία δεν λαμβάνεται υπόψην για τον υπολογισμό του υποχρεωτικού μερίσματος που προβλέπεται στον Α.Ν. 148/67.

Με την παράγραφο 3 του άρθρου 1 του Ν. 3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας για την αντιμετώπιση των επιπτώσεων της διεθνούς χρηματοπιστωτικής κρίσης, το ποσό του μερίσματος που διανέμεται προς τους μετόχους, δεν δύναται να υπερβεί το ποσοστό 35% που προβλέπεται στον Α.Ν. 148/67.

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που πραγματοποιήθηκε στις 3 Απριλίου 2008, ενέκρινε την καταβολή μερίσματος €0,90 ανά μετοχή, για τη χρήση 2007. Έτσι στην χρήση 2008, το συνολικό μέρισμα ύψους €362.199 έχει αφαιρεθεί από το λογαριασμό "Αποτελέσματα εις νέον".

37. Ίδιες μετοχές

Την 25.2.2008, πωλήθηκαν, από την κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε., 10.080 μετοχές της Τραπέζης αξίας κτήσεως €188, σε τιμή διαθέσεως ευρώ είκοσι και ογδόντα λεπτά (€20,8) ανά μετοχή. Εκ της πωλήσεως προέκυψε κέρδος €21, το οποίο καταχωρήθηκε απευθείας στο λογαριασμό της Καθαρής Θέσεως "Αποτελέσματα εις νέον".

Η Τράπεζα, δυνάμει αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη κατά το

Α' τρίμηνο 2008 σε αγορά 8.123.677 ιδίων μετοχών με αξία κτήσεως €167.551 (ήτοι €20,63 ανά μετοχή).

Η Τακτική Γενική Συνέλευση της 3.4.2008, αποφάσισε την έναρξη προγράμματος αγοράς ιδίων μετοχών για τη χρονική περίοδο Απριλίου 2008 – Απριλίου 2010. Έτσι η Τράπεζα προέβη κατά το χρονικό διάστημα 1.4 - 31.12.2008 σε αγορά 13.998.747 ιδίων μετοχών με αξία κτήσεως €242.839 (ήτοι €17,35 ανά μετοχή).

Στις 30 Ιουνίου 2008, η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 16.439.066 ιδίων μετοχών συνολικού κόστους €341.405, που αντιπροσώπευαν το 4% του μετοχικού της κεφαλαίου. Το αποτέλεσμα της παραπάνω συναλλαγής καταχωρήθηκε απευθείας στο λογαριασμό της Καθαρής Θέσεως "Αποτελέσματα εις νέον".

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 31.12.2008, ανήλθε σε 5.683.358 συνολικού κόστους κτήσεως €68.985 (ήτοι €12,14 ανά μετοχή).

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 31.12.2007	10.080	188	
Αγορές 1.1 - 31.12.2008	22.122.424	410.390	5,38%
Πωλήσεις 1.1 - 31.12.2008	(16.449.146)	(341.593)	(4,01%)
Υπόλοιπο 31.12.2008	**5.683.358**	**68.985**	**1,38%**

38. Υβριδικά κεφάλαια

Ο Όμιλος μέσω της θυγατρικής του εταιρίας Alpha Group Jersey εξέδωσε υβριδικούς τίτλους ως εξής:

- Την 5.12.2002 ποσό €200 εκατ. με ρήτρα αυξημένης αποδόσεως (καινοτόμοι τίτλοι), οι οποίοι πληρούν τις προϋποθέσεις αναγνωρίσεώς τους στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital).
- Οι τίτλοι είναι αορίστου διαρκείας, ο εκδότης έχει το δικαίωμα μη καταβολής μερίσματος αν δεν διανεμηθεί μέρισμα στους κατόχους κοινών μετοχών της Τραπέζης και υπάρχει δικαίωμα πρόωρης αποπληρωμής μετά την παρέλευση δέκα ετών.

Το μη σωρευτικό μέρισμα υπολογίζεται με βάση το τρίμηνο επιτόκιο Euribor προσαυξημένο με περιθώριο 2,65%. Εάν δεν ασκηθεί το δικαίωμα πρόωρης αποπληρωμής του εκδότη το περιθώριο επαυξάνεται κατά 1,325 ποσοστιαίες μονάδες και διαμορφώνεται πλέον σε 3,975%. Οι τίτλοι είναι εισηγμένοι στο χρηματιστήριο του Λουξεμβούργου.

- Την 5.12.2003 ποσό €100 εκατ. με ακριβώς τα ίδια χαρακτηριστικά με τους τίτλους της 5.12.2002.
- Την 18.2.2005 ποσό €600 εκατ. χωρίς ρήτρα αυξημένης αποδόσεως (μη καινοτόμοι τίτλοι), οι οποίοι επίσης συμπεριλαμβάνονται στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital) καθώς πληρούν τους όρους που αναφέρθηκαν για τους ανωτέρω καινοτόμους τίτλους. Τα έξοδα της ανωτέρω εκδόσεως ανήλθαν σε € 12 εκατ.

Το μη σωρευτικό μέρισμα των τίτλων αυτών ισούται με ετήσιο 6% για τα πρώτα 5 έτη και στη συνέχεια προσδιορίζεται βάσει του τύπου 4 x (CMS10 – CMS2) με ανώτατο όριο το 10% και κατώτατο όριο το 3,25%, όπου CMS10 και CMS2 εκφράζουν το Euribor επιτόκιο των interest rate swaps διάρκειας 10 και 2 ετών αντιστοίχως.

	31.12.2008	31.12.2007
Υβριδικά κεφάλαια		
Αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2012	300.000	300.000
Αόριστης διάρκειας με με δικαίωμα ανακλήσεως το 2015	588.000	588.000
Σύνολο	**888.000**	**888.000**
Τίτλοι κατεχόμενοι από εταιρίες του Ομίλου	(694)	(106)
Σύνολο	**887.306**	**887.894**

ΠΡΟΣΘΕΤΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

39. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη € 4,2 εκατ. για επίδικες ή υπό διαιτησία διαφορές.

β) Φορολογικά θέματα

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., ABC Factors A.E. και Καφέ Alpha A.E. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Τα καταστήματα της Τραπέζης στη Βουλγαρία και Αλβανία έχουν ελεγχθεί φορολογικά μέχρι και τη χρήση 2007 ενώ στο Λονδίνο μέχρι και τη χρήση 2005. Οι εταιρίες Alpha Bank Romania S.A. και Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2006. Στις εταιρίες Alpha Finance A.Ε.Π.Ε.Υ. και Alpha Leasing A.E. βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003-2006 και 2005-2007 αντίστοιχα. Οι εταιρίες Alpha A.E. Επενδυτικών Συμμετοχών, Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., Ωκεανός Α.Τ.Ο.Ε.Ε., Ιονική Συμμετοχών Α.Ε., Ευρυμάθεια Α.Ε. και APE Commercial Property A.E. έκαναν χρήση των διατάξεων του Ν. 3697/08 και περαίωσαν τις ανέλεγκτες φορολογικά χρήσεις 2002-2006, 2002-2005, 2003-2006, 2005-2006, 2005-2006 και 2003-2006 αντίστοιχα. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων από τον Όμιλο έχουν ως εξής:

	31.12.2008	31.12.2007
► εντός του έτους	48.624	30.894
► πέραν του έτους και μέχρι πέντε έτη	162.958	92.662
► πέραν των πέντε ετών	134.604	79.219
Σύνολο	**346.186**	**202.775**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.12.2008	31.12.2007
► εντός του έτους	6.056	6.017
► πέραν του έτους και μέχρι πέντε έτη	19.267	22.806
► πέραν των πέντε ετών	6.901	9.177
Σύνολο	**32.224**	**38.000**

δ) Εκτός Ισολογισμού υποχρεώσεις

	31.12.2008	31.12.2007
Ενέγγυες πιστώσεις	191.937	48.014
Εγγυητικές επιστολές	5.652.060	4.835.271
Μη αντληθέντα υπόλοιπα δανείων	18.040.379	17.573.361
Σύνολο	**23.884.376**	**22.456.646**

ε) Δεσμεύσεις στοιχείων ενεργητικού

	31.12.2008	31.12.2007
Δάνεια πελατών	964.490	800.490
Αξιόγραφα προερχόμενα από Reverse Repos	400.000	
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	60.964	
Αξιόγραφα επενδυτικού χαρτοφυλακίου	5.632.896	160.000
Σύνολο	**7.058.350**	**960.490**

Η Τράπεζα έχει ενεχυριάσει δάνεια πελατών της στην Τράπεζα της Ελλάδος, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίηση της με την Πράξη του ιδίου συμβουλίου αριθμ. 61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, ως εξασφαλίσεις για τη διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Από τα αξιόγραφα του επενδυτικού χαρτοφυλακίου ποσό €5 εκατ. αφορά τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ Α.Ε.).

Τα αξιόγραφα που αναφέρονται ανωτέρω ως χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων, προερχόμενα από reverse repos και επενδυτικού χαρτοφυλακίου, έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο) και τη συμμετοχή σε πράξεις κύριας αναχρηματοδοτήσεως από την Ευρωπαική Κεντρική Τράπεζα.

Από τους παραπάνω τίτλους ποσό €3,5 δισ. που έχει προέλθει από την τιτλοποίηση στεγαστικών και καταναλωτικών δανείων της Τραπέζης, ιδιοκατέχεται από την Τράπεζα. Τα ανωτέρω ομόλογα δεν εμφανίζονται στο λογαριασμό "Αξιόγραφα επενδυτικού χαρτοφυλακίου" αλλά αφαιρετικά των χρεογράφων που εξεδόθησαν από τις εταιρίες ειδικού σκοπού.

στ) Λοιπές δεσμεύσεις

Την 7.5.2008 η Τράπεζα ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπροθέσμων ομολόγων (Medium Term Notes) ύψους USD 7,5 δισ., κατά τα προβλεπόμενα στον Κανονισμό 144Α (Rule 144A) του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Εκδότης των ομολόγων θα είναι η κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Group Jersey Limited. Οι εκδιδόμενοι τίτλοι θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου. Το πρόγραμμα δεν έχει ακόμα ενεργοποιηθεί.

40. Εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις

Στις οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

Α. ΘΥΓΑΤΡΙΚΕΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.12.2008	31.12.2007
Τράπεζες			
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Cyprus Ltd	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	FYROM	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank Srbija A.D.	Σερβία	100,00	99,99
7. Astra Bank OJSC (σημείωση 45δ)	Ουκρανία	93,33	
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	100,00	100,00
2. Alpha Leasing Romania S.A.	Ρουμανία	99,99	99,99
3. ABC Factors A.E.	Ελλάδα	100,00	100,00
4. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.E.Π.Ε.Υ. (σημείωση 45α)	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
5. AEF European Capital Investments B.V. (σημείωση 45γ)	Ολλανδία		100,00
6. Alpha Ventures Capital Management (σημείωση 45η)	Ελλάδα	100,00	
Asset Management			
1. Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	100,00	100,00
2. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00	100,00
3. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
2. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	100,00
3. Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	99,91
4. ALPHALIFE Α.Α.Ε.Ζ.	Ελλάδα	100,00	100,00
Κτηματικές και ξενοδοχειακές			
1. Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	88,59	84,10
2. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	96,64	94,81
3. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
4. Alpha Real Estate D.O.O. Beograd	Σερβία	88,59	84,10
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	88,59	84,10
6. Τουριστικά Θέρετρα Α.Ε. (σημείωση 45β)	Ελλάδα		94,81
7. Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	88,59	84,10
Εταιρίες ειδικού σκοπού και συμμετοχών			
1. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Alpha Group Investment Ltd	Κύπρος	100,00	100,00
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
6. Ionian Equity Participations Ltd	Κύπρος	100,00	100,00
7. Alpha Covered Bonds Plc (σημείωση 45ιβ)	Ηνωμένο Βασίλειο	100,00	
8. ABL Holdings Jersey Ltd (σημείωση 45ιδ)	Jersey	100,00	
9. Katanalotika Plc (σημείωση 45ιε)	Ηνωμένο Βασίλειο		
Διάφορες εταιρίες			
1. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Trustees Ltd	Κύπρος	100,00	100,00
3. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
4. Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5. Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00
6. Καφέ Alpha Α.Ε.	Ελλάδα	100,00	100,00
7. Ιονική Υποστηρικτικών Εργασιών Α.Ε.	Ελλάδα	100,00	100,00

Β. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.12.2008	31.12.2007
1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	72,20	60,10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi (σημείωση 45ιγ)	Τουρκία		50,00
5. APE Investment Property S.A.	Ελλάδα	67,42	67,42
6. Alpha TANEO Α.Κ.Ε.Σ. (σημείωση 45η)	Ελλάδα	51,00	

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών του Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance US Corporation με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

Γ. ΣΥΓΓΕΝΕΙΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.12.2008	31.12.2007
1. Εβισάκ Α.Ε.	Ελλάδα	27,00	27,00
2. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	50,00	50,00
3. A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33
4. ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε. (σημείωση 45ι)	Ελλάδα	26,71	

Οι συγγενείς εταιρίες εμφανίζονται στις ενοποιημένες οικονομικές καταστάσεις αποτιμημένες με τη μέθοδο της καθαρής θέσεως.

41. Πληροφόρηση κατά τομέα

α. Ανάλυση ανά επιχειρηματικό τομέα

Ποσά σε εκατ. ευρώ

1.1 - 31.12.2008

	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά	Όμιλος
Τόκοι	1.093,8	322,9	15,3	21,8	342,6	2,2	1.798,6
Προμήθειες	185,9	86,0	65,3	43,2	85,7	(1,7)	464,4
Λοιπά έσοδα	14,2	12,0	1,6	(15,4)	68,9	1,4	82,7
Σύνολο εσόδων	**1.293,9**	**420,9**	**82,2**	**49,6**	**497,2**	**1,9**	**2.345,7**
Σύνολο εξόδων	**(595,3)**	**(129,9)**	**(51,2)**	**(40,7)**	**(295,7)**	**(65,5)**	**(1.178,3)**
Απομειώσεις	(278,9)	(172,6)	(0,3)	(0,1)	(89,9)		(541,8)
Κέρδη προ φόρων	**419,7**	**118,4**	**30,7**	**8,8**	**111,6**	**(63,6)**	**625,6**
Ενεργητικό	23.605,0	19.925,4	1.800,4	8.722,7	10.532,6	683,9	65.270,0
Υποχρεώσεις	34.267,3	2.898,1	1.935,3	13.825,5	6.880,7	1.522,4	61.329,3
Κεφαλαιακές δαπάνες	80,8	30,1	2,1	6,7	85,3	5,2	210,2
Αποσβέσεις	37,3	10,4	2,0	1,8	23,4	14,0	88,9

1.1 - 31.12.2007

	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά	Όμιλος	Διακοπτόμενη δραστηριότητα	Όμιλος (Συνεχιζόμενη δραστηριότητα)
Τόκοι	993,6	308,4	18,7	36,9	231,7	16,9	1.606,2	0,9	1.605,3
Προμήθειες	166,0	91,5	89,6	50,6	69,2	(2,0)	464,9	0,4	464,5
Λοιπά έσοδα	18,6	5,5	13,3	28,7	44,9	140,2	251,2	83,7	167,5
Σύνολο εσόδων	**1.178,2**	**405,4**	**121,6**	**116,2**	**345,8**	**155,1**	**2.322,3**	**85,0**	**2.237,3**
Σύνολο εξόδων	**(554,0)**	**(110,3)**	**(63,8)**	**(38,1)**	**(201,3)**	**(62,0)**	**(1.029,5)**	**(4,2)**	**(1.025,3)**
Απομειώσεις	(115,7)	(84,0)		1,0	(27,4)	(0,6)	(226,7)		(226,7)
Κέρδη προ φόρων	**508,5**	**211,1**	**57,8**	**79,1**	**117,1**	**92,5**	**1.066,1**	**80,8**	**985,3**
Ενεργητικό	19.877,5	17.455,1	2.284,6	7.423,5	7.104,0	539,6	54.684,3		54.684,3
Υποχρεώσεις	28.430,3	2.552,0	1.818,8	9.626,2	6.198,8	1.766,9	50.393,0		50.393,0
Κεφαλαιακές δαπάνες	72,7	41,9	2,0	2,0	55,2	9,2	183,0		183,0
Αποσβέσεις	35,9	8,6	2,3	1,2	19,8	10,7	78,5	0,2	78,3

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις, που δραστηριοποιούνται στην Ελλάδα και το εξωτερικό εκτός των χωρών της Ν.Α. Ευρώπης.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate) και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία και δραστηριοποιούνται στην Ελλάδα και το εξωτερικό εκτός των χωρών της Ν.Α. Ευρώπης. Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων. Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα χρηματοδοτικής μίσθωσης των

οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες προεξόφλησης επιχειρηματικών απαιτήσεων μέσω της θυγατρικής εταιρίας ABC Factors A.E.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Banking του Ομίλου, και της θυγατρικής εταιρίας Alpha Asset Management Α.Ε.Δ.Α.Κ. Επίσης, περιλαμβάνονται τα έσοδα από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, τα οποία παρέχονται, προς ιδιώτες και επιχειρήσεις, μέσω της ΑΧΑ Ασφαλιστικής, η οποία είναι το διάδοχο σχήμα της πρώην θυγατρικής εταιρείας Alpha Ασφαλιστική Α.Ε.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance Α.Ε.Π.Ε.Υ., Alpha Επενδυτικών Συμμετοχών Α.Ε.). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κ.λ.π.).

v. Ν.Α. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του Ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και έσοδα και έξοδα της Τραπέζης, που δεν σχετίζονται με τη λειτουργική της δραστηριότητα.

β. Ανάλυση ανά γεωγραφικό τομέα

Ποσά σε εκατ. ευρώ

	1.1 - 31.12.2008		
	Ελλάδα	**Λοιπές χώρες**	**Όμιλος**
Τόκοι	1.437,5	361,1	1.798,6
Προμήθειες	375,4	89,0	464,4
Λοιπά έσοδα	11,5	71,2	82,7
Σύνολο εσόδων	**1.824,4**	**521,3**	**2.345,7**
Σύνολο εξόδων	**(869,1)**	**(309,2)**	**(1.178,3)**
Απομειώσεις	(402,0)	(139,8)	(541,8)
Κέρδη προ φόρων	**553,3**	**72,3**	**625,6**
Ενεργητικό	**51.234,4**	**14.035,6**	**65.270,0**

	1.1 - 31.12.2007				
	Ελλάδα	**Λοιπές χώρες**	**Όμιλος**	**Διακοπτόμενη δραστηριότητα**	**Όμιλος (Συνεχιζόμενη δραστηριότητα)**
Τόκοι	1.359,8	246,4	1.606,2	0,9	1.605,3
Προμήθειες	393,5	71,4	464,9	0,4	464,5
Λοιπά έσοδα	203,4	47,8	251,2	83,7	167,5
Σύνολο εσόδων	**1.956,7**	**365,6**	**2.322,3**	**85,0**	**2.237,3**
Σύνολο εξόδων	**(816,1)**	**(213,4)**	**(1.029,5)**	**(4,2)**	**(1.025,3)**
Απομειώσεις	(199,3)	(27,4)	(226,7)		(226,7)
Κέρδη προ φόρων	**941,3**	**124,8**	**1.066,1**	**80,8**	**985,3**
Ενεργητικό	**45.524,2**	**9.160,1**	**54.684,3**		**54.684,3**

42. Διαχείριση κινδύνων

Ο Όμιλος έχει από καιρό θεσπίσει ένα συστηματικό και αυστηρό πλαίσιο διαχειρίσεως κινδύνων, όπου κεντρική θέση κατέχει η αξιόπιστη μέτρηση των χρηματοοικονομικών κινδύνων. Δεδομένης της συνέχειας και σταθερότητος των εργασιών του, ο οποίος έχει θέσει ως ύψιστο στόχο την εφαρμογή και την συνεχή βελτιστοποίηση του πλαισίου αυτού, με σκοπό την ελαχιστοποίηση των ενδεχόμενων αρνητικών συνεπειών των χρηματοοικονομικών κινδύνων στα αποτελέσματά του.

Το Διοικητικό Συμβούλιο της Τραπέζης έχει τη συνολική ευθύνη για την ανάπτυξη και την επίβλεψη του πλαισίου διαχείρισης κινδύνων. Έχει ορισθεί Επιτροπή Διαχειρίσεως Κινδύνων, η οποία συνεδριάζει σε τριμηνιαία βάση και αναφέρεται στο Διοικητικό Συμβούλιο για τις δραστηριότητές της, και η οποία έχει την ευθύνη της εποπτείας και της ορθής εφαρμογής της πολιτικής διαχειρίσεως κινδύνων. Το πλαίσιο διαχειρίσεως κινδύνων και η αποτελεσματικότητά του επανεξετάζονται σε τακτά χρονικά διαστήματα ώστε να είναι εναρμονισμένα και με τις διεθνείς βέλτιστες πρακτικές.

Στον Όμιλο λειτουργούν Διευθύνσεις Διαχειρίσεως Κινδύνων, οι οποίες έχουν την ευθύνη για την άμεση υλοποίηση του πλαισίου διαχειρίσεως κινδύνων, σύμφωνα με τις κατευθύνσεις της Επιτροπής Διαχειρίσεως Κινδύνων.

42.1 Πιστωτικός κίνδυνος

Πιστωτικός κίνδυνος ορίζεται ως ο ενδεχόμενος κίνδυνος πραγματοποίησης χρηματοοικονομικής ζημιάς για τον Όμιλο, που μπορεί να προκύψει από πιθανή αδυναμία των αντισυμβαλλομένων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις. Ο πιστωτικός κίνδυνος αποτελεί την πιο σημαντική πηγή κινδύνου για τον Όμιλο και για τον λόγο αυτό πρωταρχικό μέλημα της Διοίκησης είναι η συστηματική παρακολούθηση και διαχείρισή του.

Με στόχο την αποτελεσματική διαχείριση του πιστωτικού κινδύνου, έχει δημιουργηθεί στον Όμιλο της Alpha Bank συγκεκριμένο πλαίσιο μεθοδολογιών και συστημάτων για τη μέτρηση του πιστωτικού κινδύνου, τα οποία διαρκώς εξελίσσονται, έτσι ώστε να παρέχεται η όσο το δυνατόν πιό έγκαιρη και αποτελεσματική υποστήριξη των επιχειρηματικών μονάδων στη λήψη αποφάσεων και να προλαμβάνονται τυχόν αρνητικές συνέπειες στα αποτελέσματα του Ομίλου.

Κεντρικό άξονα στη μέτρηση του πιστωτικού κινδύνου αποτελούν τα συστήματα διαβαθμίσεως πιστωτικού κινδύνου των αντισυμβαλλομένων, τα οποία χρησιμοποιούν τόσο ποσοτικά όσο και ποιοτικά κριτήρια αξιολογήσεως , σε συνδυασμό και με κριτήρια συναλλακτικής συμπεριφοράς, ώστε να εξάγονται στατιστικά διακριτές πιθανότητες αθετήσεως των πιστούχων. Τα υποδείγματα αυτά εξελίσσονται και εξειδικεύονται διαρκώς με απώτερο στόχο την ένταξη όλων των χαρτοφυλακίων πιστοδοτήσεως του Ομίλου στη μέθοδο εσωτερικών διαβαθμίσεων του νέου πλαισίου απαιτήσεων της κεφαλαιακής επάρκειας. Η κλίμακα διαβαθμίσεως που χρησιμοποιείται αποτελείται από εννέα βασικές βαθμίδες. Συμπληρωματικά και επικουρικά γίνεται χρήση και των διαβαθμίσεων που παρέχουν οι Διεθνείς Οίκοι Πιστοληπτικής Αξιολογήσεως.

Η διαβάθμιση πιστωτικού κινδύνου αποτελεί καθοριστικό στοιχείο για την θέσπιση των πιστοδοτικών ορίων και των εξασφαλίσεων των πιστούχων και ανανεώνεται συστηματικά σε τακτά χρονικά διαστήματα, από έξι μήνες έως ένα χρόνο αναλόγως με την επικινδυνότητα των πιστούχων ή και με την έλευση νέων πληροφοριών ή γεγονότων που ενδεχομένως επιδρούν σημαντικά στην πιθανότητα αθετήσεως αυτών.

Τα συστήματα διαβαθμίσεως υπόκεινται σε διαρκή ποιοτικό έλεγχο ώστε να διασφαλίζεται ανά πάσα στιγμή η προβλεπτική ικανότητά τους.

Επίσης διενεργούνται σε συστηματική βάση ασκήσεις προσομοιώσεως καταστάσεων κρίσεως όπου διερευνάται η ενδεχόμενη επίπτωση στα χρηματοοικονομικά αποτελέσματα του Ομίλου λόγω δυσμενών εξελίξεων τόσο στη συναλλακτική συμπεριφορά των πιστούχων, όσο και στο ευρύτερο οικονομικό περιβάλλον.

Επίσης παρακολουθείται σε τακτή βάση η συγκέντρωση των κινδύνων στους μεγαλύτερους πιστούχους του Ομίλου και ενημερώνεται η Διοίκηση και το Διοικητικό Συμβούλιο.

Ο Όμιλος εξετάζει συστηματικά αν υπάρχουν βάσιμες και αντικειμενικές ενδείξεις ότι μία απαίτηση έχει υποστεί απομείωση της αξίας της. Για τον υπολογισμό της απομειώσεως των δανείων, σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, οι εταιρίες του Ομίλου διενεργούν έλεγχο απομειώσεως (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.

Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α) Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)

β) Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου

γ) Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δανεία

ε) Εκτοκισμός απομειωμένων δανείων

ζ) Ανακτήσεις / εισπράξεις ποσών σε απομειωμένα δάνεια

Στη σημείωση 1.13 "Απομείωση Δανείων" περιγράφονται αναλυτικά οι λογιστικές αρχές που αφορούν την απομείωση δανείων.

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ

	31.12.2008			31.12.2007		
	Αξία ανοιγμάτων προ απομειώσεων	**Ποσό απομειώσεων**	**Καθαρή αξία ανοιγμάτων σε πιστωτικό κίνδυνο**	**Αξία ανοιγμάτων προ απομειώσεων**	**Ποσό απομειώσεων**	**Καθαρή αξία ανοιγμάτων σε πιστωτικό κίνδυνο**
Α. Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εντός ισολογισμού στοιχεία						
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.837.837	7.867	2.829.970	3.516.393	6.697	3.509.696
Δάνεια και απαιτήσεις κατά πελατών:						
Δάνεια προς ιδιώτες:						
• Στεγαστικά	13.538.068	94.384	13.443.684	11.186.669	55.402	11.131.267
• Καταναλωτικά	4.669.423	195.228	4.474.195	3.606.631	142.221	3.464.410
• Κάρτες	1.285.118	56.154	1.228.964	1.092.863	54.123	1.038.740
• Λοιπές χορηγήσεις	119.400		119.400	146.762		146.762
Σύνολο	**19.612.009**	**345.766**	**19.266.243**	**16.032.925**	**251.746**	**15.781.179**
Δάνεια προς επιχειρήσεις:						
• Εταιρίες	29.779.390	863.259	28.916.131	24.771.065	521.921	24.249.144
• Leasing	1.448.224	29.101	1.419.123	1.338.340	24.977	1.313.363
• Factoring	599.888	3.215	596.673	532.640	3.215	529.425
• Λοιπές απαιτήσεις	541.185	34.653	506.532	237.695	38.735	198.960
Σύνολο	**32.368.687**	**930.228**	**31.438.459**	**26.879.740**	**588.848**	**26.290.892**
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων						
• Χρεωστικοί τίτλοι (κρατικοί)	78.458		78.458	241.724		241.724
• Χρεωστικοί τίτλοι (λοιποί)	2.677		2.677	21.729		21.729
• Παράγωγα χρηματοοικονομικα μέσα	485.026		485.026	383.432		383.432
Σύνολο	**566.161**		**566.161**	**646.885**		**646.885**
Αξιόγραφα επενδυτικού χαρτοφυλακίου:						
• Διαθέσιμα προς πώληση (κρατικοί)	366.804		366.804	1.925.351		1.925.351
• Διαθέσιμα προς πώληση (λοιποί)	336.384		336.384	1.086.803		1.086.803
• Διαθέσιμα προς πώληση (λοιποί τίτλοι μεταβλητής απόδοσης)	49.338		49.338	53.640		53.640
• Διακρατούμενα μέχρι τη λήξη (κρατικοί)	1.805.579		1.805.579			
• Διακρατούμενα μέχρι τη λήξη (λοιποί)	2.683.130		2.683.130			
Σύνολο	**5.241.235**		**5.241.235**	**3.065.794**		**3.065.794**
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	**60.625.929**	**1.283.861**	**59.342.068**	**50.141.737**	**847.291**	**49.294.446**
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκειται σε πιστωτικό κίνδυνο	5.927.886		5.927.886	5.280.413		5.280.413
Σύνολο Ενεργητικού	**66.553.815**	**1.283.861**	**65.269.954**	**55.422.150**	**847.291**	**54.574.859**
Β. Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:						
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	5.843.997	3.627	5.840.370	4.883.285	45.929	4.837.356
Μη αντληθέντα πιστωτικά όρια [1]	18.040.379		18.040.379	17.573.361		17.573.361
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκειται σε πιστωτικό κίνδυνο (β)	**23.884.376**	**3.627**	**23.880.749**	**22.456.646**	**45.929**	**22.410.717**
Συνολική αξία ανοιγμάτων που υπόκειται σε πιστωτικό κίνδυνο (α+β)	**84.510.305**	**1.287.488**	**83.222.817**	**72.598.383**	**893.220**	**71.705.163**

[1] Στα μη αντληθέντα πιστωτικά όρια περιλαμβάνεται την 31.12.2008 ποσό €1.051,6 εκατ. (31.12.2007: €921 εκατ.) που αφορά όρια που δεν μπορούν να ακυρωθούν (committed) σε περίπτωση που διαπιστωθεί πιθανή αδυναμία των αντισυμβαλλομένων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις.

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Ανάλυση καθυστερήσεων

	31.12.2008			
	Ενήμερα και μη απομειωμένα	Σε καθυστέρηση και μη απομειωμένα	Απομειωμένα	Σύνολο
Δάνεια και απαιτήσεις κατά ιδιωτών				
• Στεγαστικά				
Ενήμερα	11.701.254			11.701.254
Καθυστερημένα 1 - 90 ημέρες		1.410.752		1.410.752
Καθυστερημένα > 90 ημέρες			426.062	426.062
	11.701.254	**1.410.752**	**426.062**	**13.538.068**
• Κάρτες, καταναλωτικά και λοιπές χορηγήσεις				
Ενήμερα	4.969.771			4.969.771
Καθυστερημένα 1 - 90 ημέρες		781.971		781.971
Καθυστερημένα > 90 ημέρες			322.199	322.199
	4.969.771	**781.971**	**322.199**	**6.073.941**
Δάνεια και απαιτήσεις κατά επιχειρήσεων				
Ενήμερα	27.536.637		421.406	27.958.043
Καθυστερημένα 1 - 90 ημέρες		3.000.557	114.479	3.115.036
Καθυστερημένα > 90 ημέρες		230.380	1.065.228	1.295.608
	27.536.637	**3.230.937**	**1.601.113**	**32.368.687**
Σύνολο χαρτοφυλακίου				
Ενήμερα	44.207.662		421.406	44.629.068
Καθυστερημένα 1 - 90 ημέρες		5.193.280	114.479	5.307.759
Καθυστερημένα > 90 ημέρες		230.380	1.813.489	2.043.869
Σύνολο	**44.207.662**	**5.423.660**	**2.349.374**	**51.980.696**

	31.12.2007			
	Ενήμερα και μη απομειωμένα	Σε καθυστέρηση και μη απομειωμένα	Απομειωμένα	Σύνολο
Δάνεια και απαιτήσεις κατά ιδιωτών				
• Στεγαστικά				
Ενήμερα	9.833.963			9.833.963
Καθυστερημένα 1 - 90 ημέρες		1.083.852		1.083.852
Καθυστερημένα > 90 ημέρες			268.854	268.854
	9.833.963	**1.083.852**	**268.854**	**11.186.669**
• Κάρτες, καταναλωτικά και λοιπές χορηγήσεις				
Ενήμερα	4.209.177			4.209.177
Καθυστερημένα 1 - 90 ημέρες		431.590		431.590
Καθυστερημένα > 90 ημέρες			205.489	205.489
	4.209.177	**431.590**	**205.489**	**4.846.256**
Δάνεια και απαιτήσεις κατά επιχειρήσεων				
Ενήμερα	22.826.730		240.585	23.067.315
Καθυστερημένα 1 - 90 ημέρες		2.605.516	84.853	2.690.369
Καθυστερημένα > 90 ημέρες		263.823	858.233	1.122.056
	22.826.730	**2.869.339**	**1.183.671**	**26.879.740**
Σύνολο χαρτοφυλακίου				
Ενήμερα	36.869.870		240.585	37.110.455
Καθυστερημένα 1 - 90 ημέρες		4.120.958	84.853	4.205.811
Καθυστερημένα > 90 ημέρες		263.823	1.332.576	1.569.399
Σύνολο	**36.869.870**	**4.384.781**	**1.658.014**	**42.912.665**

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Ενήμερα και μη απομειωμένα

	31.12.2008			
	Στεγαστικά	**Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις**	**Επιχειρήσεις**	**Σύνολο**
Χαμηλού κινδύνου	11.701.254	4.969.771	26.577.295	43.248.320
Υπο παρακολούθηση			959.342	959.342
Σύνολο	**11.701.254**	**4.969.771**	**27.536.637**	**44.207.662**

	31.12.2007			
	Στεγαστικά	**Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις**	**Επιχειρήσεις**	**Σύνολο**
Χαμηλού κινδύνου	9.833.963	4.209.177	22.046.275	36.089.415
Υπο παρακολούθηση			780.455	780.455
Σύνολο	**9.833.963**	**4.209.177**	**22.826.730**	**36.869.870**

Στην κατηγορία αυτή περιλαμβάνονται δάνεια στα οποία είχε παρουσιασθεί αδυναμία των πιστούχων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις, έγινε ρύθμιση κατά τους τελευταίους 12 μήνες και εξυπηρετούνται πλέον κανονικά. Τα δάνεια αυτά ανέρχονται σε ποσό €167,7 εκατ. κατά την 31.12.2008 (31.12.2007: €51,6 εκατ.)

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Σε καθυστέρηση και μη απομειωμένα

	31.12.2008			
	Στεγαστικά	**Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις**	**Επιχειρήσεις**	**Σύνολο**
Καθυστερημένα 1 - 90 ημέρες	1.410.752	781.971	3.000.557	5.193.280
Καθυστερημένα > 90 ημέρες			230.380	230.380
Σύνολο	**1.410.752**	**781.971**	**3.230.937**	**5.423.660**
Εύλογη αξία εξασφαλίσεων	**1.976.438**	**51.001**	**4.481.826**	**6.509.265**

	31.12.2007			
	Στεγαστικά	**Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις**	**Επιχειρήσεις**	**Σύνολο**
Καθυστερημένα 1 - 90 ημέρες	1.083.852	431.590	2.605.516	4.120.958
Καθυστερημένα > 90 ημέρες			263.823	263.823
Σύνολο	**1.083.852**	**431.590**	**2.869.339**	**4.384.781**
Εύλογη αξία εξασφαλίσεων	**1.647.538**	**106.949**	**3.693.984**	**5.448.471**

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Απομειωμένα

	31.12.2008			
	Στεγαστικά	Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Αξία προ απομειώσεων	426.062	322.199	1.601.113	2.349.374
Συσσωρευμένες απομειώσεις	(94.384)	(251.382)	(930.228)	(1.275.994)
Τρέχουσα αξία	**331.678**	**70.817**	**670.885**	**1.073.380**
Εύλογη αξία εξασφαλίσεων	381.926	28.166	1.300.868	1.710.960

	31.12.2007			
	Στεγαστικά	Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Αξία προ απομειώσεων	268.854	205.489	1.183.671	1.658.014
Συσσωρευμένες απομειώσεις	(55.402)	(196.344)	(588.848)	(840.594)
Τρέχουσα αξία	**213.452**	**9.145**	**594.823**	**817.420**
Εύλογη αξία εξασφαλίσεων	260.899	21.582	1.000.142	1.282.623

ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ - ΠΑΡΑΓΩΓΑ ΚΑΙ ΧΡΕΩΣΤΙΚΟΙ ΤΙΤΛΟΙ

	31.12.2008					
	Απαιτήσεις κατα πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Διακρατούμενα μέχρι τη λήξη	Σύνολο
ΑΑΑ			30.310	1.359	170.391	202.060
ΑΑ- έως ΑΑ+	520.029		1.261	49.725	306.390	877.405
Α- έως Α+	1.055.286	68.462	252.091	285.250	3.059.931	4.721.020
Υποδεέστερα από Α-	1.262.522	12.673	2.786	416.192	951.997	2.646.170
Μη διαβαθμισμένα			198.578			198.578
Σύνολο	2.837.837	81.135	485.026	752.526	4.488.709	8.645.233

	31.12.2007					
	Απαιτήσεις κατα πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Διακρατούμενα μέχρι τη λήξη	Σύνολο
ΑΑΑ				81.305		81.305
ΑΑ- έως ΑΑ+	289.905		265.630	10.000		565.535
Α- έως Α+	1.664.704	244.813	54.622	2.062.609		4.026.748
Υποδεέστερα από Α-	1.561.784	18.640	347	911.880		2.492.651
Μη διαβαθμισμένα			62.833			62.833
Σύνολο	3.516.393	263.453	383.432	3.065.794		7.229.072

ΧΡΕΩΣΤΙΚΟΙ, ΚΡΑΤΙΚΟΙ ΚΑΙ ΛΟΙΠΟΙ ΤΙΤΛΟΙ - Ανάλυση καθυστερήσεων

	31.12.2008					
	Απαιτήσεις κατα πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Διακρατούμενα μέχρι τη λήξη	Σύνολο
Ενήμερα και μη απομειωμένα	2.829.970	81.135	485.026	752.526	4.488.709	8.637.366
Σε καθυστέρηση και μη απομειωμένα						
Απομειωμένα	7.867					7.867
Σύνολο	2.837.837	81.135	485.026	752.526	4.488.709	8.645.233

	31.12.2007					
	Απαιτήσεις κατα πιστωτικών ιδρυμάτων	Χρεωστικοί τίτλοι χαρτοφυλακίου συναλλαγών	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Διακρατούμενα μέχρι τη λήξη	Σύνολο
Ενήμερα και μη απομειωμένα	3.509.696	263.453	383.432	3.065.794		7.222.375
Σε καθυστέρηση και μη απομειωμένα						
Απομειωμένα	6.697					6.697
Σύνολο	3.516.393	263.453	383.432	3.065.794		7.229.072

Στους πίνακες που ακολουθούν, αναλύονται τα χρηματοοικονομικά στοιχεία που υπόκεινται σε πιστωτικό κίνδυνο, ανα κλάδο οικονομικής δραστηριότητας του αντισυμβαλλόμενου.

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ - Ανάλυση κατα κλάδο

	31.12.2008										
	Πιστωτικά ιδρύματα και λοιπές χρηματοοικονομικές υπηρεσίες	Βιομηχανία & βιοτεχνίες	Κατασκευαστικές τεχνικές & εκμετάλλευση ακίνητης περιουσίας	Χονδρικό & λιανικό εμπόριο	Δημόσιος τομέας/ κρατικοί τίτλοι	Μεταφορικές	Ναυτιλία	Τουριστικές - Ξενοδοχειακές	Λοιποί κλάδοι	Ιδιώτες	Σύνολο
Πιστωτικός κίνδυνος ανοιγμάτων με εντός ισολογισμού στοιχεία											
Απαιτήσεις κατα πιστωτικών ιδρυμάτων	2.837.837										2.837.837
Δάνεια και απαιτήσεις κατα πελατών:											
Δάνεια προς ιδιώτες:											
• Στεγαστικά										13.538.068	13.538.068
• Κάρτες και καταναλωτικά										5.954.541	5.954.541
• Λοιπές χορηγήσεις										119.400	119.400
Σύνολο										19.612.009	19.612.009
Δάνεια προς επιχειρήσεις:											
• Εταιρίες	921.906	5.958.662	5.248.953	7.135.998	238.705	2.276.743	1.635.567	2.236.160	4.667.881		30.320.575
• Leasing	13.745	252.693	410.402	384.897	264	29.612		86.505	270.106		1.448.224
• Factoring	43.571	263.141	4.229	225.176		5.194		1.965	56.612		599.888
Σύνολο	979.222	6.474.496	5.663.584	7.746.071	238.969	2.311.549	1.635.567	2.324.630	4.994.599		32.368.687
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων:											
• Χρεωστικοί τίτλοι				439	73.936				6.760		81.135
• Παράγωγα χρηματοοικονομικά μέσα	412.272								72.754		485.026
Σύνολο	412.272			439	73.936				79.514		566.161
Αξιόγραφα επενδυτικού χαρτοφυλακίου											
• Διαθέσιμα προς πώληση	209.351		26.104	42.423	336.569				138.079		752.526
• Διακρατούμενα μέχρι τη λήξη	2.297.517	119.100	123.459	72.213	1.876.420						4.488.709
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	**6.736.199**	**6.593.596**	**5.813.147**	**7.861.146**	**2.525.894**	**2.311.549**	**1.635.567**	**2.324.630**	**5.212.192**	**19.612.009**	**60.625.929**
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο									5.927.886		5.927.886
Σύνολο στοιχείων ενεργητικού	**6.736.199**	**6.593.596**	**5.813.147**	**7.861.146**	**2.525.894**	**2.311.549**	**1.635.567**	**2.324.630**	**11.140.078**	**19.612.009**	**66.553.815**
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:											
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	25.970	1.155.465	2.036.526	1.093.243	10.207	57.051	56.981	105.181	1.303.373		5.843.997
Μη αντληθέντα πιστωτικά όρια και λοιπές πιστωτικές υποχρεώσεις									18.040.379		18.040.379
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	**25.970**	**1.155.465**	**2.036.526**	**1.093.243**	**10.207**	**57.051**	**56.981**	**105.181**	**19.343.752**		**23.884.376**
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	**6.762.169**	**7.749.061**	**7.849.673**	**8.954.389**	**2.536.101**	**2.368.600**	**1.692.548**	**2.429.811**	**24.555.944**	**19.612.009**	**84.510.305**

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ - Ανάλυση κατα κλάδο

	31.12.2007										
	Πιστωτικά ιδρύματα και λοιπές χρηματοοικονομικές υπηρεσίες	Βιομηχανία & βιοτεχνίες	Κατασκευαστικές τεχνικές & εκμετάλλευση ακίνητης περιουσίας	Χονδρικό & λιανικό εμπόριο	Δημόσιος τομέας/ κρατικοί τίτλοι	Μεταφορικές	Ναυτιλία	Τουριστικές - Ξενοδοχειακές	Λοιποί κλάδοι	Ιδιώτες	Σύνολο
Πιστωτικός κίνδυνος ανοιγμάτων με εντός ισολογισμού στοιχεία											
Απαιτήσεις κατα πιστωτικών ιδρυμάτων	3.516.393										3.516.393
Δάνεια και απαιτήσεις κατα πελατών:											
Δάνεια προς ιδιώτες:											
• Στεγαστικά										11.186.669	11.186.669
• Κάρτες και καταναλωτικά										4.699.494	4.699.494
• Λοιπές χορηγήσεις										146.762	146.762
Σύνολο										16.032.925	16.032.925
Δάνεια προς επιχειρήσεις:											
• Εταιρίες	1.206.591	4.844.582	3.649.578	6.099.197	238.362	1.935.614	1.360.515	2.034.856	3.639.465		25.008.760
• Leasing	133.151	251.264	360.413	344.364	481			64.245	184.422		1.338.340
• Factoring	34.113	269.615	2.685	168.996				1.265	55.966		532.640
Σύνολο	1.373.855	5.365.461	4.012.676	6.612.557	238.843	1.935.614	1.360.515	2.100.366	3.879.853		26.879.740
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων:											
• Χρεωστικοί τίτλοι					236.340				27.113		263.453
• Παράγωγα χρηματοοικονομικά μέσα	324.929								58.503		383.432
Σύνολο	324.929				236.340				85.616		646.885
Αξιόγραφα επενδυτικού χαρτοφυλακίου											
• Διαθέσιμα προς πώληση	803.345	82.100		80.246	1.856.217				243.886		3.065.794
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	**6.018.522**	**5.447.561**	**4.012.676**	**6.692.803**	**2.331.400**	**1.935.614**	**1.360.515**	**2.100.366**	**4.209.355**	**16.032.925**	**50.141.737**
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο									5.280.413		5.280.413
Σύνολο στοιχείων ενεργητικού	**6.018.522**	**5.447.561**	**4.012.676**	**6.692.803**	**2.331.400**	**1.935.614**	**1.360.515**	**2.100.366**	**9.489.768**	**16.032.925**	**55.422.150**
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:											
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	11.009	729.337	902.888	770.334	4.534	10.203	38.701	124.063	2.292.216		4.883.285
Μη αντληθέντα πιστωτικά όρια και λοιπές πιστωτικές υποχρεώσεις									17.573.361		17.573.361
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	**11.009**	**729.337**	**902.888**	**770.334**	**4.534**	**10.203**	**38.701**	**124.063**	**19.865.577**		**22.456.646**
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	**6.029.531**	**6.176.898**	**4.915.564**	**7.463.137**	**2.335.934**	**1.945.817**	**1.339.216**	**2.224.429**	**24.074.932**	**16.032.925**	**72.598.383**

42.2. Κίνδυνος αγοράς

Κίνδυνος αγοράς είναι ο κίνδυνος ζημίας που προκύπτει από δυσμενείς εξελίξεις στην τιμή ή στη μεταβλητότητα που παρατηρούνται στις αγορές επιτοκίων, συναλλάγματος, δεικτών ομολόγων, μετοχών και αγαθών. Ζημίες είναι δυνατόν να προκύψουν και από το χαρτοφυλάκιο συναλλαγών και κατά τη διαχείριση των στοιχείων Ενεργητικού – Υποχρεώσεων.

i. Χαρτοφυλακίου συναλλαγών

Ο κίνδυνος αγοράς του χαρτοφυλακίου συναλλαγών μετράται με τον υπολογισμό της Αξίας σε Κίνδυνο (Value at Risk – VaR). Η μεθοδολογία υπολογισμού της Αξίας σε Κίνδυνο που χρησιμοποιείται είναι η μέθοδος της ιστορικής προσομοιώσεως. Η Τράπεζα χρησιμοποιεί περίοδο διακρατήσεως μίας και δέκα ημερών, ανάλογα με τον χρόνο που απαιτείται για τη ρευστοποίηση του χαρτοφυλακίου.

Αξία σε κίνδυνο 1 ημέρας, διάστημα εμπιστοσύνης 99% (ιστορικά στοιχεία 2 ετών)

	2008					2007
	Συναλλαγματικός κίνδυνος	**Επιτοκιακός κίνδυνος**	**Κίνδυνος τιμής**	**Επίδραση αλληλοσυσχέτισης**	**Σύνολο**	**Σύνολο**
31 Δεκεμβρίου	418.401	1.085.578	189.006	(17.623)	1.128.506	320.791
Μέση ημερησία Αξία (ετησίως)	246.199	2.006.198	302.964	(485.090)	2.070.271	1.019.495
Μέγιστη ημερησία Αξία (ετησίως)	57.275	3.460.779	645.807	(439.967)	3.723.894	3.027.642
Ελάχιστη ημερησία Αξία (ετησίως)	95.617	651.307	102.094	(268.428)	580.590	223.039

Τα παραπάνω στοιχεία αφορούν την Τράπεζα. Οι θυγατρικές και τα καταστήματα του Ομίλου έχουν περιορισμένες trading θέσεις οι οποίες είναι εξαιρετικά μικρές σε σχέση με αυτές της Τραπέζης. Ως εκ τούτου, η επίπτωση του κινδύνου αγοράς ο οποίος προέρχεται από τις θέσεις αυτές στα συνολικά αποτελέσματα, δεν είναι σημαντική.

Για τη μέτρηση του κινδύνου αγοράς του Χαρτοφυλακίου Συναλλαγών συμπληρωματικά με τον υπολογισμό της Αξίας σε Κίνδυνο, ελέγχεται η συμπεριφορά του σε υποθετικές μεταβολές των παραμέτρων αγοράς (σενάρια), καθώς και σε ακραίες μεταβολές τους που παρατηρήθηκαν στο παρελθόν (stress - testing).

Στα πλαίσια της πολιτικής διαχειρίσεως χρηματοοικονομικών κινδύνων από την Επιτροπή Διαχειρίσεως στοιχείων Ενεργητικού – Υποχρεώσεων (ALCO), έχουν θεσπιστεί όρια εκθέσεως και μεγίστης ζημίας (stop loss) στα διάφορα προϊόντα που απαρτίζουν το Χαρτοφυλάκιο Συναλλαγών.

Συγκεκριμένα έχουν θεσπιστεί όρια που αφορούν τους παρακάτω κινδύνους:

- Συναλλαγματικός κίνδυνος για θέσεις spot & forward
- Επιτοκιακός κίνδυνος για θέσεις ομολόγων, Interest Rate Swaps, Interest Futures, Interest Options
- Κίνδυνος τιμών για θέσεις μετοχών, index Futures και options
- Πιστωτικός κίνδυνος για διατραπεζικές πράξεις, εταιρικά ομόλογα και κρατικά ομόλογα αναπτυσσομένων χωρών.

Οι θέσεις σε αυτά τα προϊόντα παρακολουθούνται κατά τη διάρκεια της ημέρας και ελέγχονται για το ποσοστό καλύψεως και τυχόν υπερβάσεις των εκάστοτε ορίων.

ii. Λοιπών χρηματοοικονομικών στοιχείων Ενεργητικού και Υποχρεώσεων

Κίνδυνος αγοράς είναι δυνατόν να προκύψει, εκτός του χαρτοφυλακίου συναλλαγών, και από τη διάρθρωση των στοιχείων Ενεργητικού - Παθητικού του χαρτοφυλακίου χορηγήσεων και καταθέσεων του Ομίλου. Ο κίνδυνος αυτός είναι συναλλαγματικός και επιτοκιακός.

α. Συναλλαγματικός κίνδυνος

Οι εταιρίες του Ομίλου αναλαμβάνουν κίνδυνο από τη διακύμανση των συναλλαγματικών ισοτιμιών.

Η Γενική Διεύθυνση καθορίζει όρια για την ανοικτή συναλλαγματική θέση -overnight- καθώς και για την ημερήσια ανοικτή συναλλαγματική θέση -daylight- τόσο για τη συνολική θέση όσο και ανά νόμισμα.

Η συνολική θέση προκύπτει από την άθροιση της τρέχουσας θέσης από τα στοιχεία του ισολογισμού και της προθεσμιακής θέσης από τα παράγωγα προϊόντα, όπως παρατίθεται στους πίνακες που ακολουθούν.

	31.12.2008								
	USD	**GBP**	**CHF**	**JPY**	**RON**	**RSD**	**Λοιπά ΞΝ**	**Ευρώ**	**Σύνολο**
ΕΝΕΡΓΗΤΙΚΟ									
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.298.584	1.898	642	84	127.224	87.008	76.608	1.858.899	3.450.947
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	290.022	1.602	77.743	(9.697)	12.902	49.317	40.591	2.367.490	2.829.970
Χρηματοοικονομικά στοιχεία μέσω αποτελεσμάτων	39				33		7.080	73.983	81.135
Παράγωγα χρηματοοικονομικά μέσα								485.026	485.026
Δάνεια και απαιτήσεις κατά πελατών	2.293.991	633.792	2.249.582	62.355	730.419	90.514	241.391	44.402.658	50.704.702
Αξιόγραφα επενδυτικού χαρτοφυλακίου									
- Διαθέσιμα προς πώληση	61.997	586		11.406	100.077	3.134	114.869	460.457	752.526
- Διακρατούμενα μέχρι τη λήξη	523.911							3.964.798	4.488.709
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες								59.260	59.260
Επενδύσεις σε ακίνητα						1.106		65.769	66.875
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	35	2.360			59.160	58.712	48.097	1.085.876	1.254.240
Υπεραξία και λοιπά άυλα πάγια		131			2.769	59.843	8.775	88.443	159.961
Αναβαλλόμενες φορολογικές απαιτήσεις		1.485			363	3.702	208	327.741	333.499
Λοιπά στοιχεία Ενεργητικού	656	32.079	41		9.555	10.522	2.938	493.508	549.299
Στοιχεία Ενεργητικού προς πώληση							522	53.283	53.805
Σύνολο Ενεργητικού	**4.469.235**	**673.933**	**2.328.008**	**64.148**	**1.042.502**	**363.858**	**541.079**	**55.787.191**	**65.269.954**
ΥΠΟΧΡΕΩΣΕΙΣ									
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	4.659.498	448.964	3.625	1.196.546	827.727	115.966	586.608	43.671.639	51.510.573
Παράγωγα χρηματοοικονομικά μέσα								805.346	805.346
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	64.352	577	110.288	240.103	217.172		114.319	6.494.374	7.241.185
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		99			9.595	136	403	117.829	128.062
Αναβαλλόμενες φορολογικές υποχρεώσεις		12			4.726	867	170	192.004	197.779
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους						566		42.196	42.762
Λοιπές υποχρεώσεις	3.376	29.895	734	564	8.765	1.121	(6.624)	1.312.456	1.350.287
Προβλέψεις	7				37	2.144	160	50.915	53.263
Σύνολο Υποχρεώσεων	**4.727.233**	**479.547**	**114.647**	**1.437.213**	**1.068.022**	**120.800**	**695.036**	**52.686.759**	**61.329.257**
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	(257.998)	194.386	2.213.361	(1.373.065)	(25.520)	243.058	(153.957)	3.100.432	3.940.697
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	261.345	(180.386)	(2.220.769)	1.370.877	113.924	(9.820)	288.704	388.160	12.035
Συνολική Συναλλαγματική Θέση	**3.347**	**14.000**	**(7.408)**	**(2.188)**	**88.404**	**233.238**	**134.747**	**3.488.592**	**3.952.732**
Μη αντληθέντα πιστωτικά όρια	161.786	102.107	237			49.252	23.770	17.703.227	18.040.379

	31.12.2007						
	USD	GBP	CHF	JPY	Λοιπά ΞΝ	Ευρώ	Σύνολο
Σύνολο Ενεργητικού	3.258.506	852.047	1.489.756	28.942	3.679.183	45.375.855	54.684.289
Σύνολο Υποχρεώσεων	4.390.310	539.841	110.297	1.012.275	3.346.162	40.994.140	50.393.025
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	(1.131.804)	312.206	1.379.459	(983.333)	333.021	4.381.715	4.291.264
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	1.150.203	(294.136)	(1.383.736)	978.495	49.646	(320.192)	180.280
Συνολική Συναλλαγματική Θέση	**18.399**	**18.070**	**(4.277)**	**(4.838)**	**382.667**	**4.061.523**	**4.471.544**
Μη αντληθέντα πιστωτικά όρια	158.990	84.645			512.007	16.817.719	17.573.361

Η υψηλή ανοικτή συναλλαγματική θέση στα λοιπά νομίσματα οφείλεται στη συμμετοχή μας στην Ουκρανία.

Η ανοικτή συναλλαγματική θέση της 31.12.2008 παρουσιάζει την ακόλουθη ευαισθησία:

Νόμισμα	Σενάριο μεταβολής ισοτιμιών έναντι Ευρώ (%)	Επίπτωση επί των καθαρών εσόδων προ φόρων	Επίπτωση επί της Καθαρής Θέσεως
USD	Ανατίμηση USD 5%	176	
	Υποτίμηση USD 5%	(159)	
GBP	Ανατίμηση GBP 5%	737	
	Υποτίμηση GBP 5%	(667)	
CHF	Ανατίμηση CHF 5%	(390)	
	Υποτίμηση CHF 5%	353	
RON	Ανατίμηση RON 5%		5.036
	Υποτίμηση RON 5%		(4.556)
RSD	Ανατίμηση RSD 5%		12.276
	Υποτίμηση RSD 5%		(11.107)
UAH	Ανατίμηση UAH 5%		4.831
	Υποτίμηση UAH 5%		(4.371)

β. Επιτοκιακός κίνδυνος

Στα πλαίσια της ανάλυσης των στοιχείων Ενεργητικού – Υποχρεώσεων διενεργείται Ανάλυση Ληκτοτήτων (Gap Analysis) του επενδυτικού χαρτοφυλακίου ανά νόμισμα. Τα στοιχεία Ενεργητικού – Υποχρεώσεων ταξινομούνται σε χρονικές περιόδους (gaps) ανάλογα με το πότε επαναπροσδιορίζεται το επιτόκιό τους, για τα στοιχεία κυμαινομένου επιτοκίου, ή με το πότε λήγουν, για τα στοιχεία σταθερού επιτοκίου.

Στον πίνακα που ακολουθεί παρουσιάζεται η ανάλυση ληκτότητας των στοιχείων Ενεργητικού – Υποχρεώσεων.

	31.12.2008							
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	< 5 ετών	Μη επηρεαζόμενα στοιχεία	Σύνολο
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.701.103						749.844	3.450.947
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.260.624	301.609	80.983	25.677	153.613	7.464		2.829.970
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	4.253	246	67.233	3.704	275	5.424		81.135
Παράγωγα χρηματοοικονομικά μέσα	485.026							485.026
Δάνεια και απαιτήσεις κατά πελατών	27.996.110	7.494.753	4.685.497	2.419.609	7.123.900	984.833		50.704.702
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	65.624	159.788	74.904	108.048	225.729	38.795	79.638	752.526
- Διακρατούμενα μέχρι τη λήξη	667.966	1.182.592	1.682.605	139.956	354.213	461.377		4.488.709
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες							59.260	59.260
Επενδύσεις σε ακίνητα							66.875	66.875
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							1.254.240	1.254.240
Υπεραξία και λοιπά άυλα πάγια							159.961	159.961
Αναβαλλόμενες φορολογικές απαιτήσεις							333.499	333.499
Λοιπά στοιχεία Ενεργητικού							549.299	549.299
Στοιχεία Ενεργητικού προς πώληση							53.805	53.805
Σύνολο Ενεργητικού	**34.180.706**	**9.138.988**	**6.591.222**	**2.696.994**	**7.857.730**	**1.497.893**	**3.306.421**	**65.269.954**
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	7.042.377	1.761.626	112.372	38.363	6.850	2.208		8.963.796
Παράγωγα χρηματοοικονομικά μέσα	805.346							805.346
Υποχρεώσεις προς πελάτες	27.722.621	8.260.079	3.480.953	1.638.603	1.297.102	147.419		42.546.777
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	3.241.006	3.368.875	407.946	10.573	212.785			7.241.185
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους							128.062	128.062
Αναβαλλόμενες φορολογικές υποχρεώσεις							197.779	197.779
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους							42.762	42.762
Λοιπές υποχρεώσεις							1.350.287	1.350.287
Προβλέψεις							53.263	53.263
Σύνολο Υποχρεώσεων	**38.811.350**	**13.390.580**	**4.001.271**	**1.687.539**	**1.516.737**	**149.627**	**1.772.153**	**61.329.257**
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο							1.931.590	1.931.590
Διαφορά από έκδοση μετοχών υπέρ το άρτιο								
Αποθεματικά							188.404	188.404
Αποτελέσματα εις νέον							969.815	969.815
Ίδιες μετοχές							(68.985)	(68.985)
Δικαιώματα μειοψηφίας							32.567	32.567
Υβριδικά Κεφάλαια		887.306						887.306
Σύνολο Καθαρής Θέσεως		887.306					3.053.391	3.940.697
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	38.811.350	14.277.886	4.001.271	1.687.539	1.516.737	149.627	4.825.544	65.269.954
ΑΝΟΙΓΜΑ	(4.630.644)	(5.138.898)	2.589.951	1.009.455	6.340.993	1.348.266	(1.519.123)	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	(4.630.644)	(9.769.542)	(7.179.591)	(6.170.136)	170.857	1.519.123		

	31.12.2007							
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	< 5 ετών	Μη επηρεαζόμενα στοιχεία	Σύνολο
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.712.836						550.776	3.263.612
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.621.128	179.809	42.390	132.781	522.910	6.727	3.951	3.509.696
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	11.577	1.100	24.210	274	37.068	191.818		266.047
Παράγωγα χρηματοοικονομικά μέσα	383.432							383.432
Δάνεια και απαιτήσεις κατά πελατών	22.707.257	7.819.711	3.823.368	1.014.238	6.487.910	219.587		42.072.071
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	157.570	583.990	1.861.064	128.553	56.316	271.342	98.066	3.156.901
Επενδύσεις σε συγγενείς εταιρίες							5.320	5.320
Επενδύσεις σε ακίνητα							73.560	73.560
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							1.173.275	1.173.275
Υπεραξία και λοιπά άυλα πάγια							134.497	134.497
Αναβαλλόμενες φορολογικές απαιτήσεις							170.257	170.257
Λοιπά στοιχεία Ενεργητικού							385.676	385.676
Στοιχεία Ενεργητικού προς πώληση							89.945	89.945
Σύνολο Ενεργητικού	**28.593.800**	**8.584.610**	**5.751.032**	**1.275.846**	**7.104.204**	**689.474**	**2.685.323**	**54.684.289**
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	2.935.144	1.309.583	156.254	34.154	722	1.198	681	4.437.736
Παράγωγα χρηματοοικονομικά μέσα	384.139							384.139
Υποχρεώσεις προς πελάτες	28.710.388	2.747.807	1.138.970	734.091	1.267.459	7.577	58.866	34.665.158
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	2.004.290	6.548.581	612.409	20.659	3.358			9.189.297
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους							158.797	158.797
Αναβαλλόμενες φορολογικές υποχρεώσεις							94.807	94.807
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους							42.019	42.019
Λοιπές υποχρεώσεις							1.323.554	1.323.554
Προβλέψεις							95.935	95.935
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση							1.583	1.583
Σύνολο Υποχρεώσεων	**34.033.961**	**10.605.971**	**1.907.633**	**788.904**	**1.271.539**	**8.775**	**1.776.242**	**50.393.025**
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο							1.602.809	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο							184.033	184.033
Αποθεματικά							445.662	445.662
Αποτελέσματα εις νέον							1.138.195	1.138.195
Ίδιες μετοχές							(188)	(188)
Δικαιώματα τρίτων							32.859	32.859
Υβριδικά Κεφάλαια		887.894						887.894
Σύνολο Καθαρής Θέσεως		**887.894**					**3.403.370**	**4.291.264**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**34.033.961**	**11.493.865**	**1.907.633**	**788.904**	**1.271.539**	**8.775**	**5.179.612**	**54.684.289**
ΑΝΟΙΓΜΑ	(5.440.161)	(2.909.255)	3.843.399	486.942	5.832.665	680.699	(2.494.289)	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	(5.440.161)	(8.349.416)	(4.506.017)	(4.019.075)	1.813.590	2.494.289		

Από την Ανάλυση Ληκτοτήτων και με την εφαρμογή εναλλακτικών σεναρίων μεταβολών των επιτοκίων της αγοράς ή και των βασικών επιτοκίων της Τραπέζης και των εταιριών του Ομίλου, υπολογίζεται άμεσα η αντίστοιχη μεταβολή στο καθαρό έσοδο τόκων καθώς και στην καθαρή θέση για τα διαθέσιμα προς πώληση στοιχεία (available for sale).

Νόμισμα	Σενάριο μεταβολής επιτοκίων (παράλληλη μετατόπιση καμπύλης αποδόσεων)	Ευαισθησία καθαρού εσόδου τόκων (για χρονική περίοδο ενός έτους)	Ευαισθησία της Καθαρής Θέσεως
EUR	+ 50 μ.β.	3.956	(2.639)
	- 50 μ.β.	(3.956)	2.691
USD	+ 50 μ.β.	(2.917)	(269)
	- 50 μ.β.	2.917	274
GBP	+ 50 μ.β.	(33)	(7)
	- 50 μ.β.	33	8

42.3 Κίνδυνος ρευστότητας

Κίνδυνος ρευστότητας αφορά την δυνατότητα του Ομίλου να διατηρεί επαρκή ρευστότητα για την εκπλήρωση των συναλλακτικών του υποχρεώσεων είτε προγραμματισμένων είτε έκτακτων. Το μεγαλύτερο μέρος του Ενεργητικού του Ομίλου χρηματοδοτείται από πελατειακές καταθέσεις και ομόλογα εκδόσεως του Ομίλου. Η χρηματοδότηση αυτή μπορεί να διαχωριστεί σε δύο κατηγορίες:

α) Πελατειακές καταθέσεις για κάλυψη ταμειακών αναγκών

Οι καταθέσεις για σκοπούς καλύψεως ταμειακών αναγκών είναι οι καταθέσεις Ταμιευτηρίου και Όψεως. Παρόλο που οι καταθέσεις αυτές μπορούν να αποσυρθούν χωρίς προειδοποίηση εάν ζητηθεί, η διασπορά σε αριθμό και είδος καταθετών διασφαλίζει την απουσία σημαντικών απρόσμενων διακυμάνσεων. Έτσι αυτές οι καταθέσεις αποτελούν στην πλειοψηφία τους σταθερή καταθετική βάση.

β) Πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς

Οι πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς αφορούν τις προθεσμιακές πελατειακές καταθέσεις, τις πράξεις προσωρινής εκχωρήσεως με την πελατεία και την πώληση ομολόγων εκδόσεως του Ομίλου.

Σύμφωνα με την Ανάλυση των Ληκτοτήτων Ρευστότητας (Liquidity Gap Analysis), υπολογίζονται οι χρηματοροές που προκύπτουν από όλα τα στοιχεία Ενεργητικού και Υποχρεώσεων και ταξινομούνται σε χρονικές περιόδους, ανάλογα με το πότε πραγματοποιούνται, με εξαίρεση τα χαρτοφυλάκια αξιογράφων μας. Ειδικά για αυτά τα χαρτοφυλάκια, τα οποία μπορούν να ρευστοποιηθούν εύκολα, κατανέμονται στην πρώτη περίοδο λαμβάνοντας υπόψη σχετικούς συντελεστές ρευστοποιησιμότητας (haircuts).

Παρατίθενται κατωτέρω πίνακες ρευστότητας στους οποίους, σημειώνεται ότι οι καταθέσεις προθεσμίας παρουσιάζονται με τη συμβατική ημερομηνία λήξεως. Όμως, η ανάλυση της συμπεριφοράς των προθεσμιακών καταθέσεων δείχνει ότι τουλάχιστον το 80% ανανεώνεται στη λήξη τους και θεωρείται σταθερή καταθετική βάση.

	31.12.2008					
	< 1 μηνός	**1 έως 3 μήνες**	**3 έως 6 μήνες**	**6 έως 12 μήνες**	**> 1 έτους**	**Σύνολο**
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.450.947					3.450.947
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.056.270	373.224	151.816	20.725	227.935	2.829.970
Λοιπά χρηματοοικονομικά στοιχεία που αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων	77.078				4.057	81.135
Παράγωγα χρηματοοικονομικά μέσα	485.026					485.026
Δάνεια και απαιτήσεις κατά πελατών	2.268.849	2.139.717	2.351.111	3.195.773	40.749.252	50.704.702
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
- Διαθέσιμα προς πώληση	711.466				41.060	752.526
- Διακρατούμενα μέχρι τη λήξη	3.142.096				1.346.613	4.488.709
Επενδύσεις σε συγγενείς εταιρίες					59.260	59.260
Επενδύσεις σε ακίνητα					66.875	66.875
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					1.254.240	1.254.240
Υπεραξία και λοιπά άυλα πάγια					159.961	159.961
Αναβαλλόμενες φορολογικές απαιτήσεις					333.499	333.499
Λοιπά στοιχεία Ενεργητικού	180.083		23.513	9.527	336.176	549.299
Στοιχεία Ενεργητικού προς πώληση					53.805	53.805
Σύνολο Ενεργητικού	**12.371.815**	**2.512.941**	**2.526.440**	**3.226.025**	**44.632.733**	**65.269.954**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	7.000.709	855.933	141.197	411.071	554.886	8.963.796
Παράγωγα χρηματοοικονομικά μέσα	805.346					805.346
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	12.411.831	7.654.310	3.660.407	2.682.524	16.137.705	42.546.777
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	867.792	439.780	413.359	1.185.401	4.334.853	7.241.185
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	128.062					128.062
Αναβαλλόμενες φορολογικές υποχρεώσεις					197.779	197.779
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους					42.762	42.762
Λοιπές υποχρεώσεις	998.317	71.577	60.690	61.182	158.521	1.350.287
Προβλέψεις					53.263	53.263
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση						
Σύνολο Υποχρεώσεων	**22.212.057**	**9.021.600**	**4.275.653**	**4.340.178**	**21.479.769**	**61.329.257**
Σύνολο Καθαρής Θέσεως					**3.940.697**	**3.940.697**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**22.212.057**	**9.021.600**	**4.275.653**	**4.340.178**	**25.420.466**	**65.269.954**
Άνοιγμα ρευστότητας	**(9.840.242)**	**(6.508.659)**	**(1.749.213)**	**(1.114.153)**	**19.212.267**	

	31.12.2007					
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	Σύνολο
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.228.742	2.552	1.408	2.137	28.773	3.263.612
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.573.667	130.342	80.716	134.673	590.298	3.509.696
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων						
- Ομόλογα	252.745				13.302	266.047
Παράγωγα χρηματοοικονομικά μέσα	383.432					383.432
Δάνεια και απαιτήσεις κατά πελατών	944.848	2.985.886	3.950.801	6.380.285	27.810.251	42.072.071
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
- Ομόλογα διαθέσιμα προς πώληση	2.904.519				152.869	3.057.388
- Μετοχές διαθέσιμες προς πώληση	89.562				9.951	99.513
Επενδύσεις σε συγγενείς εταιρίες					5.320	5.320
Επενδύσεις σε ακίνητα					73.560	73.560
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					1.173.275	1.173.275
Υπεραξία και λοιπά άυλα πάγια					134.497	134.497
Αναβαλλόμενες φορολογικές απαιτήσεις					170.257	170.257
Λοιπά στοιχεία Ενεργητικού	7.581		14.415	158.230	205.450	385.676
Στοιχεία Ενεργητικού προς πώληση					89.945	89.945
Σύνολο Ενεργητικού	**10.385.096**	**3.118.780**	**4.047.340**	**6.675.325**	**30.457.748**	**54.684.289**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	2.938.843	849.253	140.094	32.714	476.832	4.437.736
Παράγωγα χρηματοοικονομικά μέσα	384.139					384.139
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	7.470.658	3.010.010	1.710.240	1.884.253	20.589.997	34.665.158
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	457.103	9.859	12.576	698.538	8.011.221	9.189.297
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	50.533		101.880	6.384		158.797
Αναβαλλόμενες φορολογικές υποχρεώσεις					94.807	94.807
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους					42.019	42.019
Λοιπές υποχρεώσεις	1.131.238	54.098	33.521	64.493	40.204	1.323.554
Προβλέψεις					95.935	95.935
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	1.583					1.583
Σύνολο Υποχρεώσεων	**12.434.097**	**3.923.220**	**1.998.311**	**2.686.382**	**29.351.015**	**50.393.025**
Σύνολο Καθαρής Θέσεως					**4.291.264**	**4.291.264**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**12.434.097**	**3.923.220**	**1.998.311**	**2.686.382**	**33.642.279**	**54.684.289**
Άνοιγμα ρευστότητας	**(2.049.001)**	**(804.440)**	**2.049.029**	**3.988.943**	**(3.184.531)**	

Οι χρηματορροές των χρηματοοικονομικών υποχρεώσεων περιλαμβανομένων και των παραγώγων κατανέμονται σύμφωνα με τις εναπομένουσες ημερομηνίες λήξης. Σε αυτές προστίθενται και οι εκτιμώμενες πληρωμές τόκων. Οι υποχρεώσεις σε ξένο νόμισμα έχουν μετατραπεί σε Ευρώ. Ειδικά για τα παράγωγα γίνεται ανάλυση σε εκροές και εισροές σύμφωνα με τους συμβατικούς τους όρους.

31.12.2008

		Ονομαστικές εισροές / (εκροές)					
	Σύνολο Ισολογισμού	**έως 1 μήνα**	**2 έως 3 μήνες**	**4 έως 6 μήνες**	**7 έως 12 μήνες**	**πέραν του έτους**	**ΣΥΝΟΛΟ**
Υποχρεώσεις - μη παράγωγα							
Υποχρεώσεις προς πιστωτικά ιδρύματα	8.963.796	(7.013.654)	(884.500)	(147.975)	(464.957)	(522.770)	(9.033.856)
Υποχρεώσεις προς πελάτες	42.546.777	(13.564.585)	(7.718.609)	(3.531.239)	(2.657.075)	(18.854.052)	(46.325.560)
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	7.241.185	(734.783)	(613.375)	(727.883)	(1.632.978)	(6.472.087)	(10.181.106)
Λοιπές υποχρεώσεις	1.337.970	(965.366)	(71.577)	(60.690)	(61.182)	(179.155)	(1.337.970)
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία υποχρεώσεων	47.551						
- Εκροές		(1.370)	(7.392)	(9.935)	(23.734)	(355.462)	(397.893)
- Εισροές		946	9.015	8.404	22.287	423.027	463.679
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία ενεργητικού	242.103						
- Εκροές				(47.341)	(20.198)	(1.251.662)	(1.319.201)
- Εισροές		5.266	8.971	16.381	33.500	1.209.036	1.273.154
Παράγωγα χρηματοοικονομικά μέσα για εμπορικούς σκοπούς	515.692						
- Εκροές		(2.202.465)	(1.477.314)	(148.858)	(253.383)	(1.536.747)	(5.618.767)
- Εισροές		2.113.739	1.386.812	132.291	233.112	1.573.501	5.439.455
Σύνολο	**60.895.074**	**(22.362.272)**	**(9.367.969)**	**(4.516.845)**	**(4.824.608)**	**(25.966.371)**	**(67.038.065)**

Στοιχεία εκτός Ισολογισμού							
Αχρησιμοποίητα υπόλοιπα από δεσμευτικώς δοθέντα σε πελάτες εγκεκριμένα όρια δανείων		(1.051.615)					(1.051.615)
Χρηματοοικονομικές εξασφαλίσεις		(96.144)	(40.233)	(25.747)	(60.109)	(135.479)	(357.712)
Σύνολο στοιχείων εκτός Ισολογισμού		**(1.147.759)**	**(40.233)**	**(25.747)**	**(60.109)**	**(135.479)**	**(1.409.327)**

	31.12.2007						
		Ονομαστικές εισροές / εκροές					
	Σύνολο Ισολογισμού	έως 1 μήνα	2 έως 3 μήνες	4 έως 6 μήνες	7 έως 12 μήνες	πέραν του έτους	ΣΥΝΟΛΟ
Υποχρεώσεις - μη παράγωγα							
Υποχρεώσεις προς πιστωτικά ιδρύματα	4.437.736	(2.942.944)	(860.877)	(151.698)	(47.796)	(521.779)	(4.525.094)
Υποχρεώσεις προς πελάτες	34.665.158	(7.902.917)	(2.964.211)	(1.775.079)	(2.054.059)	(20.291.945)	(34.988.211)
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	9.189.297	(445.475)	(123.272)	(118.009)	(880.748)	(11.011.239)	(12.578.743)
Λοιπές υποχρεώσεις	1.323.554	(1.131.238)	(54.098)	(33.521)	(64.493)	(40.203)	(1.323.553)
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία υποχρεώσεων	103.670						
- Εκροές		(2.618)	(14.647)	(6.575)	(19.459)	(811.865)	(855.164)
- Εισροές		2.825	13.540	4.102	14.833	707.756	743.056
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία ενεργητικού	44.160						
- Εκροές				(48.430)	(8.431)	(1.202.158)	(1.259.019)
- Εισροές		7.810	5.839	13.598	27.061	1.158.024	1.212.332
Παράγωγα χρηματοοικονομικά μέσα για εμπορικούς σκοπούς	236.309						
- Εκροές		(2.196.887)	(304.231)	(258.690)	(133.733)	(864.133)	(3.757.674)
- Εισροές		2.132.027	317.068	242.863	117.933	700.966	3.510.857
Σύνολο	49.999.884	(12.479.417)	(3.984.889)	(2.131.439)	(3.048.892)	(32.176.576)	(53.821.213)
Στοιχεία εκτός Ισολογισμού							
Αχρησιμοποίητα υπόλοιπα από συμβατικώς δοθέντα σε πελάτες εγκεκριμένα όρια δανειων		(921.273)					(921.273)
Χρηματοοικονομικές εξασφαλίσεις		(73.860)	(44.776)	(29.966)	(46.853)	(136.074)	(331.529)
Σύνολο στοιχείων εκτός Ισολογισμού		(995.133)	(44.776)	(29.966)	(46.853)	(136.074)	(1.252.802)

42.4 Εύλογες αξίες χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων

Ο παρακάτω πίνακας παρουσιάζει τη λογιστική και την εύλογη αξία χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων που είτε δεν αποτιμώνται σε εύλογες αξίες είτε δεν απεικονίζεται η εύλογη αξία τους στις σημειώσεις επί των οικονομικών καταστάσεων.

Η εύλογη αξία των δανείων υπολογίζεται με βάση την καμπύλη επιτοκίων της διατραπεζικής αγοράς και αφού προστεθεί το περιθώριο (spread) των χορηγήσεων για τον αντίστοιχο πιστωτικό κίνδυνο. Η εύλογη αξία των καταθέσεων υπολογίζεται με βάση την καμπύλη επιτοκίων της διατραπεζικής αγοράς και αφού αφαιρεθεί το περιθώριο του πελάτη (spread) ανάλογα με το είδος της κατάθεσης.

Και στις δύο παραπάνω περιπτώσεις οι μελλοντικές χρηματοροές προεξοφλούνται ανάλογα με τη διάρκειά τους με τα αντίστοιχα επιτόκια.

	31.12.2008	
	Λογιστική αξία	Εύλογη αξία
ΕΝΕΡΓΗΤΙΚΟ		
Δάνεια και απαιτήσεις κατα πελατών	50.704.702	51.589.715
ΥΠΟΧΡΕΩΣΕΙΣ		
Υποχρεώσεις προς πελάτες	42.546.777	42.696.404

Η εύλογη αξία των λοιπών χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων που αποτιμώνται στο αναπόσβεστο κόστος δεν διαφέρει ουσιωδώς από την αντίστοιχη λογιστική.

43. Διαχείριση κεφαλαίων - Κεφαλαιακή επάρκεια

Πολιτική του Ομίλου είναι η διατήρηση μίας ισχυρής κεφαλαιακής βάσης προκειμένου να εξασφαλίζεται η ανάπτυξη του Ομίλου, και να διασφαλίζεται η εμπιστοσύνη των καταθετών, των μετόχων, των αγορών και των συναλλασσόμενων μερών.

Η μερισματική πολιτική του Ομίλου εξετάζεται πάντα ώστε να επιτυγχάνεται η καλύτερη σχέση μεταξύ μίας ικανοποιητικής απόδοσης για τον μέτοχο και της ασφάλειας που προσφέρει μία ισχυρή κεφαλαιακή βάση.

Αυξήσεις μετοχικού κεφαλαίου διενεργούνται με απόφαση της Γενικής Συνελεύσεως, ή του Διοικητικού Συμβουλίου, σύμφωνα με το καταστατικό ή τις εκάστοτε ισχύουσες διατάξεις.

Ειδικότερα, η Γενική Συνέλευση, δυνάμει της από 6 Ιουνίου 2006 αποφάσεώς της, εκχώρησε στο Διοικητικό Συμβούλιο, για χρονική περίοδο τεσσάρων (4) ετών, την εξουσία αυξήσεως του μετοχικού της κεφαλαίου κατά τα οριζόμενα και με τις προϋποθέσεις του άρθρου 13 του Ν.2190/1920.

Ίδιες μετοχές είναι δυνατόν να αποκτώνται κατά τους ορισμούς και υπό τις προϋποθέσεις του νόμου.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Η κεφαλαιακή επάρκεια του Ομίλου εποπτεύεται από την Τράπεζα της Ελλάδος προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει ο Όμιλος.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία II) που ενσωματώθηκε στο Ελληνικό Δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την Τυποποιημένη Μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

	31.12.2008 Βασιλεία II	**31.12.2007 Βασιλεία I**
Δείκτης Βασικών Κεφαλαίων (Tier I)	8,3%	9,6%
Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)	**10,1%**	**12,5%**

Στοιχεία που αφορούν την δημοσιοποίηση εποπτικής φύσεως πληροφοριών σχετικά με την κεφαλαιακή επάρκεια και την διαχείριση των κινδύνων (Βασιλεία II, Πυλώνας III - Π.Δ./Τ.Ε. 2592/07) θα δημοσιοποιηθούν στον ιστοχώρο της Τραπέζης.

44. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα και οι υπόλοιπες εταιρίες του Ομίλου, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων τους, διενεργούν συναλλαγές και με συνδεδεμένα με αυτές μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα.

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων και εταιριών συνδεδεμένων με αυτά, καθώς και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	31.12.2008	31.12.2007
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	172.472	39.951
Υποχρεώσεις		
Υποχρεώσεις προς πελάτες	73.991	43.523
Ομολογίες εκδόσεώς μας	20.096	9.009
Σύνολο	**94.087**	**52.532**
Εγγυητικές επιστολές	21.392	83

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Τόκοι και εξομοιούμενα έσοδα	10.295	477
Τόκοι και εξομοιούμενα έξοδα	3.942	1.640

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	31.12.2008	31.12.2007
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών		277
Υποχρεώσεις		
Υποχρεώσεις προς πελάτες	406	26

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	16	33
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	2	
Λοιπά έξοδα	3.173	2.971

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για το έτος του 2008 ανέρχονται σε € 13.021 (31.12.2007: € 26.554).

45. Αποκτήσεις, πωλήσεις θυγατρικών και συγγενών εταιριών και λοιπά εταιρικά γεγονότα

α. Στο πλαίσιο εφαρμογής του Ν.3606/2007, ο οποίος αποτελεί ενσωμάτωση στην ελληνική νομοθεσία της οδηγίας MiFID (2004/2007) του Ευρωπαϊκού Κοινοβουλίου και κατόπιν σχετικής αποφάσεως της από 14.12.2007 εκτάκτου γενικής συνελεύσεως της εταιρίας Alpha Finance Α.Χ.Ε.Π.Ε.Υ., η επωνυμία της τροποποιήθηκε σε Alpha Finance Ανώνυμη Εταιρία Παροχής Επενδυτικών Υπηρεσιών και ο διακριτικός τίτλος της από Alpha Finance σε Alpha Finance Α.Ε.Π.Ε.Υ. Οι τροποποιήσεις αυτές εγκρίθηκαν από το Υπουργείο Αναπτύξεως την 11.2.2008.

β. Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση του συνόλου των μετοχών της θυγατρικής της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort. Οι μετοχές μεταβιβάστηκαν κατά 50% στην "Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε." και κατά 50% στην "Πλάκα Α.Ε. Ξενοδοχειακών, Τουριστικών και Εμπορικών Επιχειρήσεων". Εκ της πωλήσεως προέκυψε κέρδος για τον Όμιλο € 1,5 εκατ.

γ. Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investments B.V. Εκ της εκκαθαρίσεως δεν προέκυψε κέρδος για τον Όμιλο. .

δ. Την 4.4.2008 η Τράπεζα απέκτησε ποσοστό 90% της νεοσυσταθείσης ουκρανικής τραπέζης Astra Bank OJSC έναντι ποσού € 10,9 εκατ. Τα συμβαλλόμενα μέρη συμφώνησαν ότι οι ιδρυτικοί μέτοχοι της Astra Bank θα διατηρήσουν ποσοστό συμμετοχής έως 10% στο μετοχικό κεφάλαιο και θα εξακολουθούν να συμμετέχουν στη διοίκηση της Τραπέζης.

ε. Την 22.4.2008 πωλήθηκε από την θυγατρική εταιρία της Τραπέζης Alpha Α.Ε. Επενδυτικών Συμμετοχών, το σύνολο των κατεχομένων μετοχών της εταιρίας ΒΙΟΜΑΓΝ ΑΜΕΤΒΕ. Εκ της πωλήσεως προέκυψε κέρδος € 328 χιλ.

στ. Την 8.5.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής της εταιρίας Alpha Bank Srbija A.D. καταβάλλοντας συνολικό ποσό € 49,8 εκατ.

ζ. Την 9.5.2008 η θυγατρική εταιρία Alpha Α.Ε. Επενδυτικών Συμμετοχών, προέβη στην ίδρυση της ανώνυμης εταιρίας με την επωνυμία Alpha Ανώνυμη Εταιρία Διαχείρισης Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών – Α.Κ.Ε.Σ. και διακριτικό τίτλο Alpha Ventures Capital Management. Η εν λόγω εταιρία είναι ο διαχειριστής του αμοιβαίου κεφαλαίου Alpha - ΤΑΝΕΟ Α.Κ.Ε.Σ., το οποίο συστάθηκε την 2.6.2008 και στο οποίο η Τράπεζα συμμετέχει με ποσοστό 51,00%.

η. Την 21.5.2008 η Τράπεζα απέκτησε 847 μετοχές της εταιρίας APE Commercial Property Α.Ε. Κατόπιν της αγοράς αυτής η συμμετοχή της Τραπέζης στην εν λόγω εταιρία διαμορφώθηκε στο 72,20%.

θ. Την 21.5.2008, ο Όμιλος αναγνώρισε συμμετοχή στην συγγενή εταιρία ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε., την οποία ενσωμάτωσε στις ενοποιημένες οικονομικές καταστάσεις με την μέθοδο της καθαρής θέσεως.

ι. Την 30.6.2008, η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της τραπέζης Astra Bank OJSC καταβάλλοντας ποσό € 126,4 εκατ. πλέον εξόδων. Έτσι το ποσοστό συμμετοχής της ανήλθε σε 93,33%.

ια. Την 2.7.2008 η Τράπεζα προέβη στην ίδρυση θυγατρικής εταιρίας (ποσοστό συμμετοχής 100%), με την επωνυμία Alpha Covered Bonds Plc και έδρα το Ηνωμένο Βασίλειο, με σκοπό την έκδοση καλυμμένων ομολογιών.

ιβ. Την 15.8.2008 η Τράπεζα πώλησε τη συμμετοχή της στην εταιρία συμμετοχών "Anadolu Alpha Gayrimenkul Ticaret A.S.", ήτοι ποσοστό 50% επί του μετοχικού κεφαλαίου, στον έτερο μέτοχο Anadolu Group. Εκ της πωλήσεως δεν προέκυψε κέρδος.

ιγ. Την 29.9.2008 η Alpha Bank London Limited, 100% θυγατρική της Τραπέζης, προέβη στην ίδρυση της ABL Holdings Jersey Limited, με έδρα το Jersey, στην οποία και μεταβίβασε την συμμετοχή της στην επίσης θυγατρική εταιρία Alpha Asset Finance C.I. Limited.

ιδ. Την 10.10.2008 ιδρύθηκε η εταιρία Katanalotika Plc με έδρα το Ηνωμένο Βασίλειο και σκοπό την έκδοση χρεογράφων με εμπράγματη διασφάλιση. Η εταιρία είναι ειδικού σκοπού και ενοποιείται με τη μέθοδο της ολικής ενοποίησης, επειδή η δραστηριότητά της εξυπηρετεί αποκλειστικά συγκεκριμένες ανάγκες της Τραπέζης.

ιε. Την 8.12.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της Alpha Bank Romania S.A., καταβάλλοντας ποσό €20 εκατ.

ιστ. Την 18.12.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής εταιρίας Ευρυμάθεια Α.Ε. καταβάλλοντας συνολικό ποσό €990 χιλ.

ιζ. Την 19.12.2008 η Τράπεζα μεταβίβασε το σύνολο των μετοχών που κατείχε στις θυγατρικές της εταιρίες Alpha Αστικά Ακίνητα Α.Ε. και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. στην κατά 100% θυγατρική της εταιρία Alpha Group Investments Ltd.

ιη. Την 23.12.2008 η Alpha Leasing Α.Ε., 100% θυγατρική της Τραπέζης, προέβη στην ίδρυση της ΡΗΑΛ ΚΑΡ Α.Ε. Εμπορίας & Μισθώσεως Αυτοκινήτων, με έδρα την Αθήνα.

ιθ. Την 29.12.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της APE Commercial Property Α.Ε. καταβάλλοντας ποσό €3,8 εκατ.

κ. Την 31.12.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της APE Fixed Assets Α.Ε. καταβάλλοντας ποσό €3,0 εκατ.

46. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

1. Σε υλοποίηση του εγκριθέντος από την Τακτική Γενική Συνέλευση των Μετόχων της 3.4.2008 προγράμματος αγοράς ιδίων μετοχών, η Τράπεζα έχει προβεί στο διάστημα 1.1.2009 έως και 16.2.2009 σε αγορά 457.601 μετοχών, με αξία κτήσης €2.666 (ήτοι €5,83 ανά μετοχή).

Έτσι ο συνολικός αριθμός των κατεχομένων από την Τράπεζα ιδίων μετοχών, κατά την 16.2.2009, ανέρχεται σε 6.140.959 μετοχές συνολικής αξίας κτήσεως €71.650 ήτοι ποσοστό επί του υφισταμένου μετοχικού κεφαλαίου 1,49%.

2. Το Διοικητικό Συμβούλιο κατά τη συνεδρίαση της 16.12.2008 απεφάσισε τη συμμετοχή της Τραπέζης, κατ' αναλογίαν της, στο σύνολο των ρυθμίσεων του Ν. 3723/2008 σχετικά με την ενίσχυση της ρευστότητας της οικονομίας για την αντιμετώπιση των επιπτώσεων της διεθνούς χρηματοπιστωτικής κρίσης.

Στα πλαίσια αυτά, την 12.1.2009 πραγματοποιήθηκε Έκτακτη Γενική Συνέλευση των Μετόχων της Alpha Bank στην οποία εγκρίθηκαν:

- Η αύξηση του μετοχικού κεφαλαίου της Τραπέζης μέχρι του ποσού των €950 εκατ. σύμφωνα με τις διατάξεις του Ν.3723/2008, με κατάργηση του δικαιώματος προτιμήσεως των παλαιών Μετόχων (όπου απαιτείται), διά της εκδόσεως και διανομής νέων προνομιούχων, άνευ ψήφου, ενσώματων και εξαγοράσιμων μετοχών. Η παροχή εξουσιοδοτήσεως προς το Διοικητικό Συμβούλιο της Τραπέζης για την εξειδίκευση των όρων (εκδόσεως) των προνομιούχων μετοχών. Η τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης για τον σκοπό της αυξήσεως του μετοχικού κεφαλαίου και της προσαρμογής στις διατάξεις του Ν. 3723/2008.
- Η μεταβολή του αριθμού των μελών του Διοικητικού Συμβουλίου της Τραπέζης και η τροποποίηση του άρθρου 7 του Καταστατικού της.
- Η εκλογή εκπροσώπου του Ελληνικού Δημοσίου, ως νέου μέλους του Διοικητικού Συμβουλίου, σύμφωνα με τον Ν.3723/2008, υπό την αίρεση της συμμετοχής του Ελληνικού Δημοσίου στο μετοχικό κεφάλαιο της Τραπέζης.

3. Στις 17.2.2009 ολοκληρώθηκε επιτυχώς η συναλλαγή τιτλοποίησης τμήματος του χαρτοφυλακίου ομολόγων της Τραπέζης ύψους €1,25 δισ., μέσω της εταιρίας ειδικού σκοπού Talanto PLC. Το τμήμα των ομολογιών που έχει λάβει διαβάθμιση A1 από τον οίκο πιστοληπτικής διαβαθμίσεως Moody's, ύψους €811 εκατ., είναι αποδεκτό από την Ευρωπαϊκή Κεντρική Τράπεζα ως ενέχυρο για πράξεις αναχρηματοδοτήσεως.

4. Η αρχική πρόθεση του Διοικητικού Συμβουλίου ήταν να προτείνει τη διανομή μερίσματος σε μετρητά για τη χρήση του 2008, στα πλαίσια του Ν. 3723/2008.

Ενόψει όμως των επικείμενων νομοθετικών μεταβολών περί την καταβολή του μερίσματος, το Διοικητικό Συμβούλιο της Τραπέζης δεν δύναται, σήμερον, να διατυπώσει ακριβή πρόταση περί της διανομής ή μη μερίσματος, το οποίο, ως εκτιμά, θα πράξει προ της επικείμενης Τακτικής Γενικής Συνελεύσεως.

Αθήναι, 24 Φεβρουαρίου 2009

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

KPMG

KPMG Ορκωτοί Ελεγκτές ΑΕ
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Ελλάς
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Telephone Τηλ: +30 210 60 62 100
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Έκθεση Ελέγχου Ανεξάρτητων Ορκωτών Ελεγκτών

Προς τους Μετόχους της
ALPHA BANK A.E.

Έκθεση επί των Οικονομικών Καταστάσεων

Ελέγξαμε τις συνημμένες Οικονομικές Καταστάσεις της ALPHA BANK A.E. (η «Τράπεζα») που αποτελούνται από τον Ισολογισμό της 31 Δεκεμβρίου 2008 και τις Καταστάσεις Αποτελεσμάτων, Μεταβολών Ιδίων Κεφαλαίων και Ταμιακών Ροών για τη χρήση που έληξε την ημερομηνία αυτή, καθώς και μία περίληψη σημαντικών λογιστικών πολιτικών και λοιπών επεξηγηματικών σημειώσεων.

Ευθύνη Διοίκησης για τις Οικονομικές Καταστάσεις

Η Διοίκηση της Τράπεζας έχει την ευθύνη για τη σύνταξη και την εύλογη παρουσίαση αυτών των Οικονομικών Καταστάσεων σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση. Η ευθύνη αυτή περιλαμβάνει το σχεδιασμό, εφαρμογή και διατήρηση συστήματος εσωτερικού ελέγχου σχετικά με τη σύνταξη και εύλογη παρουσίαση οικονομικών καταστάσεων, οι οποίες είναι απαλλαγμένες από ουσιώδεις ανακρίβειες, που οφείλονται σε απάτη ή λάθος επιλέγοντας και εφαρμόζοντας κατάλληλες λογιστικές πολιτικές και πραγματοποιώντας λογιστικές εκτιμήσεις οι οποίες είναι εύλογες για την περίσταση.

Ευθύνη Ελεγκτή

Δική μας ευθύνη είναι η έκφραση γνώμης επί αυτών των Οικονομικών Καταστάσεων, με βάση τον έλεγχό μας. Διενεργήσαμε τον έλεγχό μας σύμφωνα με τα Διεθνή Πρότυπα της Ελεγκτικής. Τα Πρότυπα αυτά απαιτούν τη συμμόρφωσή μας με κανόνες ηθικής δεοντολογίας και το σχεδιασμό και διενέργεια του ελέγχου μας με σκοπό την αποκόμιση εύλογης διασφάλισης ότι οι οικονομικές καταστάσεις είναι απαλλαγμένες από ουσιώδεις ανακρίβειες.

Ο έλεγχος περιλαμβάνει τη διενέργεια διαδικασιών για τη συγκέντρωση ελεγκτικών τεκμηρίων σχετικά με τα ποσά και τις πληροφορίες που περιλαμβάνονται στις οικονομικές καταστάσεις. Οι διαδικασίες επιλέγονται κατά την κρίση του ελεγκτή και περιλαμβάνουν την εκτίμηση του κινδύνου ουσιώδους ανακρίβειας των οικονομικών καταστάσεων, που οφείλεται σε απάτη ή λάθος. Για την εκτίμηση του κινδύνου αυτού, ο ελεγκτής λαμβάνει υπόψη του το σύστημα εσωτερικού ελέγχου, σχετικά με τη σύνταξη και την εύλογη παρουσίαση των οικονομικών καταστάσεων, με σκοπό το σχεδιασμό κατάλληλων ελεγκτικών διαδικασιών για την περίσταση και όχι για την έκφραση γνώμης επί της αποτελεσματικότητας του συστήματος εσωτερικού ελέγχου της Τράπεζας. Ο έλεγχος περιλαμβάνει επίσης την αξιολόγηση της καταλληλότητας των λογιστικών πολιτικών που εφαρμόστηκαν και του εύλογου των εκτιμήσεων που έγιναν από τη Διοίκηση, καθώς και αξιολόγηση της συνολικής παρουσίασης των οικονομικών καταστάσεων.

Πιστεύουμε ότι τα ελεγκτικά τεκμήρια που έχουμε συγκεντρώσει είναι επαρκή και κατάλληλα για τη θεμελίωση της ελεγκτικής μας γνώμης.

Γνώμη

Κατά τη γνώμη μας, οι Οικονομικές Καταστάσεις απεικονίζουν ακριβοδίκαια την οικονομική κατάσταση της Τράπεζας κατά την 31 Δεκεμβρίου 2008 και τη χρηματοοικονομική της επίδοση και τις ταμιακές ροές της για τη χρήση που έληξε την ημερομηνία αυτή, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση.

Αθήνα, 24 Φεβρουαρίου 2009

KPMG Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Νικόλαος Βουνισέας
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 18701

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΡΑΠΕΖΗΣ

Κατάσταση Αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2008	Από 1 Ιανουαρίου έως 31.12.2007
Τόκοι και εξομοιούμενα έσοδα	2	4.118.961	3.106.845
Τόκοι και εξομοιούμενα έξοδα	2	(2.768.455)	(1.879.187)
Καθαρό έσοδο από τόκους	2	1.350.506	1.227.658
Έσοδα από αμοιβές και προμήθειες		346.494	349.399
Προμήθειες έξοδα		(29.418)	(27.480)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	317.076	321.919
Έσοδα από μερίσματα	4	74.937	45.462
Αποτελέσματα χρηματοοικονομικών πράξεων	5	(20.584)	(42.833)
Λοιπά έσοδα	6	21.138	34.878
		75.491	37.507
Σύνολο εσόδων		**1.743.073**	**1.587.084**
Αμοιβές και έξοδα προσωπικού	7	(429.213)	(386.694)
Γενικά διοικητικά έξοδα	8	(362.411)	(338.490)
Αποσβέσεις	19, 20, 21	(57.592)	(51.186)
Λοιπά έξοδα		(3.072)	(2.486)
Σύνολο εξόδων		**(852.288)**	**(778.856)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(495.382)	(194.587)
Κέρδη πριν το φόρο εισοδήματος		**395.403**	**613.641**
Φόρος εισοδήματος	10	(61.165)	(156.635)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**334.238**	**457.006**
Καθαρά κέρδη ανά μετοχή:	11		
Βασικά (€ ανά μετοχή)		0,82	1,13
Προσαρμοσμένα (€ ανά μετοχή)		0,82	1,12

Οι επισυναπτόμενες σημειώσεις (σελ. 110 - 180) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων της Τραπέζης.

Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.12.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	12	1.724.081	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	13	8.420.793	7.349.675
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων			
- Εμπορικό χαρτοφυλάκιο	14	86.880	264.788
Παράγωγα χρηματοοικονομικά μέσα	15	494.386	384.466
Δάνεια και απαιτήσεις κατά πελατών	16	42.189.278	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου	17		
- Διαθέσιμα προς πώληση		6.033.897	6.300.377
- Διακρατούμενα μέχρι τη λήξη		4.488.709	
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	18	1.750.902	1.626.100
Επενδύσεις σε ακίνητα	19	42.195	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	20	649.452	603.831
Υπεραξία και λοιπά άυλα πάγια	21	68.723	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις	22	316.069	158.160
Λοιπά στοιχεία Ενεργητικού	23	419.526	280.626
		66.684.891	53.984.430
Στοιχεία Ενεργητικού προς πώληση	24	53.283	54.706
Σύνολο Ενεργητικού		**66.738.174**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα	25	10.883.969	5.637.562
Παράγωγα χρηματοοικονομικά μέσα	15	804.172	383.129
Υποχρεώσεις προς πελάτες	26	33.816.094	23.334.888
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	27	17.395.646	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	28	97.855	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις	22	158.212	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	29		3.733
Λοιπές υποχρεώσεις	30	1.204.462	1.159.012
Προβλέψεις	31	8.415	47.796
Σύνολο Υποχρεώσεων		**64.368.825**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο	32	1.931.590	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	33		184.033
Αποθεματικά	34	165.848	333.892
Αποτελέσματα εις νέον	35	340.896	619.483
Ίδιες μετοχές	36	(68.985)	
Σύνολο Καθαρής Θέσεως		**2.369.349**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**66.738.174**	**54.039.136**

Οι επισυναπτόμενες σημειώσεις (σελ.110 - 180) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων της Τραπέζης.

Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2007		**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**
Μεταβολές περιόδου 1.1 - 31.12.2007							
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων				(48.196)			(48.196)
Μεταφορά στο αποτέλεσμα χρήσεως, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων				126.825			126.825
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού					200		200
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				78.629	200		78.829
Αποτέλεσμα χρήσεως μετά το φόρο εισοδήματος					457.006		457.006
Σύνολο αποτελέσματος				**78.629**	**457.206**		**535.835**
Αγορά ιδίων μετοχών						(329.189)	(329.189)
Πώληση ιδίων μετοχών					(2.999)	343.654	340.655
Διανεμηθέντα μερίσματα					(304.421)		(304.421)
Σχηματισμός τακτικού αποθεματικού				53.400	(53.400)		
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό				19.487			19.487
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό			25.477	(25.477)			
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως		11.523	30.595				42.118
Λοιπά					(104)		(104)
Υπόλοιπο 31.12.2007		**1.602.809**	**184.033**	**333.892**	**619.483**		**2.740.217**

Οι επισυναπτόμενες σημειώσεις (σελ. 110 - 180) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων της Τράπεζης.

Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2008		1.602.809	184.033	333.892	619.483		2.740.217
Μεταβολές περιόδου 1.1 - 31.12.2008							
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (μετά από φόρους)				(247.883)			(247.883)
Μεταφορά στο αποτέλεσμα χρήσεως, αποθεματικού διαθεσίμων προς πώληση αξιογράφων				33.739			33.739
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού					(130)		(130)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				(214.144)	(130)		(214.274)
Αποτέλεσμα χρήσεως μετά το φόρο εισοδήματος					334.238		334.238
Σύνολο αποτελέσματος				**(214.144)**	**334.108**		**119.964**
Αγορά ιδίων μετοχών	36					(410.390)	(410.390)
Πώληση ιδίων μετοχών	36				(54.291)	341.405	287.114
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση διαφοράς υπέρ το άρτιο και αποτελεσμάτων εις νέον	32,33,34	328.781	(184.033)		(144.748)		
Έξοδα αυξήσεως μετοχικού κεφαλαίου					(2.204)		(2.204)
Διανεμηθέντα μερίσματα	35				(362.199)		(362.199)
Σχηματισμός τακτικού αποθεματικού	34			46.100	(46.100)		
Λοιπά					(3.153)		(3.153)
Υπόλοιπο 31.12.2008		1.931.590		165.848	340.896	(68.985)	2.369.349

Οι επισυναπτόμενες σημειώσεις (σελ. 110 - 180) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων της Τραπέζης.

Κατάσταση Ταμειακών Ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2008	31.12.2007
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		395.403	613.641
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	19,20	35.393	33.355
Αποσβέσεις άυλων παγίων	21	22.199	17.831
Απομειώσεις δανείων και προβλέψεις		515.105	205.733
Λοιπές προσαρμογές			19.487
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(138.148)	57.547
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		190.159	115.678
		1.020.111	**1.063.272**
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(962.676)	(1.589.718)
Χρηματοοικονομικών στοιχείων αποτιμώμενων στην εύλογη αξία μέσω αποτελεσμάτων και παραγώγων Ενεργητικού		67.988	(48.481)
Δανείων και απαιτήσεων κατά πελατών		(7.508.784)	(7.202.283)
Λοιπών στοιχείων Ενεργητικού		(138.900)	(1.611)
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:			
Υποχρεώσεων προς πιστωτικά ιδρύματα		5.246.407	(1.584.555)
Υποχρεώσεων από παράγωγα		421.044	156.905
Υποχρεώσεων προς πελάτες		7.638.987	7.984.035
Λοιπών Υποχρεώσεων		90.179	(11.747)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		5.874.356	(1.234.183)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(101.736)	(86.412)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**5.772.620**	**(1.320.595)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες		(235.758)	(28.325)
Διάθεση συμμετοχών σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες		195.721	1.136
Εισπραχθέντα μερίσματα	4	74.937	45.462
Αγορές παγίων		(133.172)	(98.649)
Πωλήσεις παγίων		25.556	27.897
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		(4.556.655)	1.133.696
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(4.629.371)**	**1.081.217**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Αύξηση καθαρής θέσης από ενάσκηση δικαιωμάτων προαιρέσεως			42.118
Έξοδα αυξήσεως μετοχικού κεφαλαίου		(2.204)	
(Αγορές)/πωλήσεις ιδίων μετοχών		(122.140)	11.466
Πληρωθέντα μερίσματα		(360.538)	(302.474)
Εισπράξεις ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων			677.038
Αποπληρωμές ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων		(477.410)	(440.749)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(962.292)**	**(12.601)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		**1.239**	**500**
Καθαρή αύξηση/(μείωση) ταμειακών ροών		182.196	(251.479)
Ταμείο και ταμειακά ισοδύναμα στην αρχή της χρήσεως	12	**4.356.928**	**4.608.407**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της χρήσεως	12	**4.539.124**	**4.356.928**

Οι επισυναπτόμενες σημειώσεις (σελ. 110 - 180) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων της Τραπέζης.

Σημειώσεις επί των Οικονομικών Καταστάσεων

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης, όπως περιγράφεται στο άρθρο 4 του Καταστατικού της, είναι η διενέργεια, για ίδιο λογαριασμό ή για λογαριασμό τρίτων, στην Ελλάδα και στην αλλοδαπή, αυτοτελώς ή σε συνεργασία, συμπεριλαμβανομένης της κοινοπραξίας, μετά τρίτων, του συνόλου, άνευ περιορισμού ή ετέρας διακρίσεως, των (κυρίων και παρεπομένων) εργασιών, δραστηριοτήτων, συναλλαγών και υπηρεσιών, που η εκάστοτε κείμενη (ημεδαπή, κοινοτική, αλλοδαπή) νομοθεσία επιτρέπει σε πιστωτικά ιδρύματα. Για την εκπλήρωσή του η Τράπεζα δύναται να διενεργεί οποιαδήποτε πράξη, εργασία ή συναλλαγή που, αμέσως ή εμμέσως, είναι συναφής, συμπληρωματική ή επιβοηθητική των προαναφερομένων.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010.

Η Γενική Συνέλευση των Μετόχων της 3.4.2008 αποφάσισε την αύξηση των μελών του Διοικητικού Συμβουλίου από 14 σε 15, όπως προβλέπεται από το Καταστατικό της Τραπέζης, και εξέλεξε την κα Ιωάννα Ε. Παπαδοπούλου ως μη Εκτελεστικό μέλος. Όρισε επίσης, ως μη Εκτελεστικά Ανεξάρτητα Μέλη, τους κ.κ. Μηνά Γ. Τάνε και Γεώργιο Ε. Αγουρίδη. Έτσι η σύνθεση του Διοικητικού Συμβουλίου την 31.12.2008 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες ***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO) ***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας *
Νικόλαος Ι. Μάνεσης **
Ιωάννα Ε. Παπαδοπούλου

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης *
Παύλος Α. Αποστολίδης **
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */***
Ιωάννης Κ. Λύρας **

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* *Μέλος της Ελεγκτικής Επιτροπής*
** *Μέλος της Επιτροπής Αποδοχών Διοικήσεως*
*** *Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων*

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί: Μάριος Τ. Κυριάκου
Νικόλαος Ε. Βουνισέας

Αναπληρωματικοί: Χαράλαμπος Γ. Συρούνης
Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31η Δεκεμβρίου 2008 ήταν η έκτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες Ευρωπαϊκές εταιρίες. Συμμετέχει επίσης και σε άλλους σημαντικούς διεθνείς δείκτες όπως ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs) και διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31η Δεκεμβρίου 2008 ανήρχετο σε 410.976.652 τεμάχια.

Κατά το έτος 2008, η εμπορευσιμότητα της μετοχής ανήλθε σε 1.422.261 τεμάχια ανά συνεδρίαση, κατά μέσο όρο.

Η Τράπεζα αξιολογείται πιστοληπτικά από τρεις οίκους του εξωτερικού (Standard & Poor's: BBB+, Moody's: A2, Fitch Ratings: A-).

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 24ης Φεβρουαρίου 2009.

ΑΚΟΛΟΥΘΟΥΜΕΝΕΣ ΛΟΓΙΣΤΙΚΕΣ ΑΡΧΕΣ

1.1 Βάση παρουσίασης

Οι παρούσες οικονομικές καταστάσεις αφορούν τη χρήση 1.1 – 31.12.2008, και έχουν συνταχθεί:

α) σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), όπως αυτά υιοθετούνται από την Ευρωπαϊκή Ένωση, βάσει του Κανονισμού αριθ. 1606/2002 του Ευρωπαϊκού Κοινοβουλίου και του Συμβουλίου της Ευρωπαϊκής Ένωσης της 19ης Ιουλίου 2002 και

β) με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι εκτιμήσεις και τα κριτήρια που εφαρμόζονται από την Τράπεζα για τη λήψη αποφάσεων και τα οποία επηρεάζουν τη σύνταξη των οικονομικών καταστάσεων, στηρίζονται σε ιστορικά δεδομένα και σε υποθέσεις που, υπό τις παρούσες συνθήκες, κρίνονται λογικές.

Οι εκτιμήσεις και τα κριτήρια λήψης αποφάσεων επανεκτιμώνται για να λάβουν υπόψη τις τρέχουσες εξελίξεις και οι επιπτώσεις από τυχόν αλλαγές τους αναγνωρίζονται στις οικονομικές καταστάσεις κατά το χρόνο που πραγματοποιούνται.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των ετήσιων οικονομικών καταστάσεων της 31.12.2008, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των Διεθνών Λογιστικών Προτύπων και οι νέες Διερμηνείες, που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2008:

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 39** «Χρηματοοικονομικά Μέσα: Αναγνώριση και Αποτίμηση» και του **Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 7** «Χρηματοοικονομικά Μέσα: Γνωστοποιήσεις» όσον αφορά την αναταξινόμηση χρηματοοικονομικών στοιχείων ενεργητικού (Κανονισμός 1004/15.10.2008)

  Η εν λόγω τροποποίηση, που εκδόθηκε στις 13 Οκτωβρίου 2008, επιτρέπει, υπό προϋποθέσεις, την αναταξινόμηση ορισμένων χρηματοοικονομικών στοιχείων, σε κατηγορίες αποτίμησης, διαφορετικές από εκείνες που είχαν ταξινομηθεί κατά την αρχική αναγνώρισή τους. Η ανωτέρω δυνατότητα μπορεί να εφαρμοστεί αναδρομικά από την 1η Ιουλίου 2008. Η Τράπεζα έκανε χρήση της ανωτέρω δυνατότητας και η επίπτωση στις οικονομικές καταστάσεις της αναφέρεται στη σημείωση 16.

- **Διερμηνεία 11** «Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ίδιας επιχείρησης ή επιχειρήσεων του ίδιου ομίλου» (Κανονισμός 611/1.6.2007)

  Η υιοθέτησή της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

- **Διερμηνεία 14** «ΔΛΠ 19 – Το όριο σε ένα περιουσιακό στοιχείο καθορισμένων παροχών, οι ελάχιστες κεφαλαιακές υποχρεώσεις και οι αλληλεπιδράσεις τους» (Κανονισμός 1263/16.12.2008)

  Με τη διερμηνεία αυτή διευκρινίζεται πότε το πλεόνασμα ενός προγράμματος καθορισμένων παροχών στους εργαζομένους δύναται να αναγνωριστεί ως στοιχείο του ενεργητικού και σε ποιο βαθμό περιορίζεται από τυχόν υποχρεώσεις για τη χρηματοδότηση παροχών που θα καταστούν δεδουλευμένες στο μέλλον.

  Η υιοθέτηση της διερμηνείας δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Εκτός των Προτύπων και Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση έχει υιοθετήσει τα παρακάτω πρότυπα και διερμηνείες των οποίων η εφαρμογή είναι υποχρεωτική για χρήσεις με έναρξη μετά την 1.1.2008 και δεν έχουν εφαρμοστεί πρόωρα από την Τράπεζα.

- **Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8** «Λειτουργικοί Τομείς» (Κανονισμός 1358/21.11.2007)
  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 «Οικονομικές πληροφορίες κατά τομέα». Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα αναμένεται να επιφέρουν αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων της κατά τομέα λειτουργίας.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23** «Κόστος δανεισμού» (Κανονισμός 1260/10.12.2008)
  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσεως των στοιχείων του ενεργητικού.

  Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

- **Τροποποίηση του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 2** «Παροχές που εξαρτώνται από την αξία των μετοχών» (Κανονισμός 1261/16.12.2008)
  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Με την τροποποίηση αυτή, που εκδόθηκε την 17η Ιανουαρίου 2008, διευκρινίζεται ότι οι προϋποθέσεις κατοχύρωσης των εν λόγω παροχών διακρίνονται σε:

  i. Προϋποθέσεις που καθορίζουν το αν η επιχείρηση είναι αποδέκτης των υπηρεσιών που παρέχονται και οι οποίες διακρίνονται περαιτέρω σε:

  • προϋποθέσεις κατοχύρωσης που στηρίζονται αποκλειστικά στην παρέλευση του καθορισμένου χρόνου παροχής υπηρεσιών και

  • προϋποθέσεις που ταυτόχρονα επιβάλλουν την επίτευξη συγκεκριμένης απόδοσης.

  ii. Προϋποθέσεις που δεν σχετίζονται με τη λήψη υπηρεσιών από την επιχείρηση.

  Επιπλέον, για κάθε μία από τις ανωτέρω κατηγορίες, καθορίζονται διακριτοί κανόνες προσδιορισμού της εύλογης αξίας των παροχών κατά την ημερομηνία χορήγησής τους, καθώς και του λογιστικού χειρισμού στις περιπτώσεις μη επίτευξης των προϋποθέσεων που έχουν τεθεί. Η υιοθέτηση της τροποποίησης από την Ευρωπαϊκή Ένωση και η εφαρμογή της από την Τράπεζα, δεν αναμένεται να έχουν ουσιώδεις επιπτώσεις στις οικονομικές της καταστάσεις.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 1** «Παρουσίαση των Οικονομικών Καταστάσεων» (Κανονισμός 1274/17.12.2008)
  Ισχύει για χρήσεις με έναρξη από 1.1.2009

  Την 6η Σεπτεμβρίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 1, του οποίου οι σημαντικότερες αλλαγές συνοψίζονται στα εξής:

  i. Εισάγεται η έννοια του συνολικού αποτελέσματος (comprehensive income), το οποίο πρέπει να παρουσιάζεται ως μία ξεχωριστή κατάσταση που θα συγκεντρώνει τα κονδύλια που έχουν καταχωρηθεί στα αποτελέσματα της περιόδου και εκείνα που έχουν καταχωρηθεί απευθείας στην καθαρή θέση. Οι επιχειρήσεις δύνανται να συντάσσουν ξεχωριστή κατάσταση αποτελεσμάτων χρήσης, στην περίπτωση όμως αυτή, τα αποτελέσματα που καταχωρήθηκαν απευθείας στην καθαρή θέση θα παρουσιάζονται σε πρόσθετη κατάσταση.

  ii. Η κατάσταση μεταβολών της καθαρής θέσης θα περιλαμβάνει τα κονδύλια που αφορούν αποκλειστικά τις συναλλαγές των επιχειρήσεων με τους κατόχους στοιχείων της καθαρής τους θέσης.

  iii. Στις περιπτώσεις που μία νέα λογιστική αρχή εφαρμόζεται αναδρομικά, καθώς και στις περιπτώσεις αναμορφώσεως κονδυλίων, τα συγκριτικά στοιχεία θα πρέπει να περιλαμβάνουν τους ισολογισμούς του τέλους και της αρχής της προηγούμενης χρήσης.

  Η υιοθέτηση του Προτύπου από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα αναμένεται να επιφέρουν αλλαγές στον τρόπο παρουσίασης των οικονομικών της καταστάσεων.

- **Τροποποίηση των Διεθνών Λογιστικών Προτύπων 32** – «Χρηματοοικονομικά μέσα: Παρουσίαση» και **1** «Παρουσίαση των Οικονομικών Καταστάσεων» (Κανονισμός 53/21.1.2009)

Ισχύει για χρήσεις με έναρξη από 1.1.2009

Με την εφαρμογή της εν λόγω τροποποίησης, η οποία εκδόθηκε την 14η Φεβρουαρίου 2008, χρηματοοικονομικά μέσα, που περιέχουν για τον κάτοχό τους το δικαίωμα να ζητήσει από τον εκδότη την επαναγορά ή εξόφλησή τους, δύνανται υπό συγκεκριμένες προϋποθέσεις και κατ' εξαίρεση του ορισμού της χρηματοοικονομικής υποχρέωσης να κατατάσσονται στην καθαρή θέση του εκδότη. Αντίστοιχη εξαίρεση υπό προϋποθέσεις παρέχεται και στην περίπτωση χρηματοοικονομικών μέσων που ο κάτοχός τους δικαιούται αναλογικό μερίδιο από την καθαρή θέση του εκδότη, μόνο σε περίπτωση εκκαθαρίσεως.

Με την εν λόγω τροποποίηση, απαιτούνται επίσης πρόσθετες γνωστοποιήσεις επί των οικονομικών καταστάσεων.

Η Τράπεζα εξετάζει τις πιθανές επιπτώσεις που θα έχει η υιοθέτηση και η εφαρμογή της τροποποίησης στις οικονομικές της καταστάσεις.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 27** «Ενοποιημένες και Ιδιαίτερες Οικονομικές Καταστάσεις» και του **Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 1** «Πρώτη Εφαρμογή των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφόρησης» όσον αφορά το κόστος κτήσεως συμμετοχών σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες (Κανονισμός 69/23.1.2009).
Ισχύει για χρήσεις με έναρξη από την 1.1.2009.

Με την παρούσα τροποποίηση που εκδόθηκε από το Συμβούλιο την 22η Μαΐου 2008, το κόστος κτήσεως συμμετοχών σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες, στις ιδιαίτερες οικονομικές καταστάσεις του επενδύοντος, δεν θα επηρεάζεται από διανομές κερδών που σχηματίστηκαν πριν την ημερομηνία απόκτησης των συμμετοχών. Οι εν λόγω διανομές θα καταχωρούνται πλέον στα αποτελέσματα ως έσοδα από μερίσματα. Με την τροποποίηση αυτή επήλθαν επίσης αλλαγές στο ΔΛΠ 36 «Απομείωση αξίας περιουσιακών στοιχείων», στο οποίο προστέθηκαν ενδείξεις για την απομείωση συμμετοχών, με βάση την επίπτωση στην καθαρή θέση των εταιριών λόγω της διανομής μερισμάτων στις επενδύουσες σε αυτές εταιρίες.

Σε ότι αφορά τις επιχειρήσεις που για πρώτη φορά συντάσσουν οικονομικές καταστάσεις σύμφωνα με τα Δ.Π.Χ.Π., και προκειμένου να καταστεί ευχερέστερη η διαδικασία συντάξεως των εν λόγω καταστάσεων, δίδονται εναλλακτικοί τρόποι προσδιορισμού του κόστους κτήσεως συμμετοχών σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες, με βάση την εύλογη αξία των συμμετοχών ή τη λογιστική αξία που αυτές είχαν με τα προηγούμενα λογιστικά πρότυπα.

Η εφαρμογή της τροποποίησης θα επιφέρει αλλαγές στις λογιστικές αρχές αναγνώρισης του εσόδου από μερίσματα και προσδιορισμού του κόστους κτήσεως των συμμετοχών της Τραπέζης.

- **Διερμηνεία 13** «Προγράμματα επιβράβευσης πελατών» (Κανονισμός 1262/16.12.2008)
Ισχύει για χρήσεις με έναρξη από 1.7.2008

Με τη διερμηνεία αυτή, η οποία εκδόθηκε στις 28 Ιουνίου 2007, διευκρινίζεται ο λογιστικός χειρισμός των προγραμμάτων επιβραβεύσεως που προσφέρουν οι επιχειρήσεις στους πελάτες τους ως κίνητρο για την αύξηση των πωλήσεων ή του εσόδου παροχής υπηρεσιών. Ειδικότερα, ορίζεται ότι η αξία των πόντων επιβράβευσης που χορηγούνται στους πελάτες πρέπει να διακρίνεται από το τίμημα της αρχικής πώλησης και να αναγνωρίζεται στα αποτελέσματα όταν αυτοί εξαργυρώνονται. Στις περιπτώσεις που η επιχείρηση εισπράττει ποσά για λογαριασμό τρίτων οι οποίοι χορηγούν τους πόντους επιβράβευσης στους πελάτες της επιχείρησης, αυτά αναγνωρίζονται ως υποχρέωση της επιχείρησης προς τους τρίτους.

Η υιοθέτηση της διερμηνείας αυτής δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

- **Βελτιώσεις Διεθνών Λογιστικών Προτύπων** (Κανονισμός 70/23.1.2009)

Στα πλαίσια του προγράμματος ετησίων βελτιώσεων των Διεθνών Λογιστικών Προτύπων, το Συμβούλιο εξέδωσε την 22η Μαΐου 2008, μη επείγουσες, αλλά απαραίτητες τροποποιήσεις σε επιμέρους πρότυπα. Η πλειοψηφία αυτών ισχύει για χρήσεις με έναρξη από την 1.1.2009, ενώ σε ελάχιστες περιπτώσεις, ορίζεται μεταγενέστερη ημερομηνία εφαρμογής.

Η υιοθέτηση των βελτιώσεων δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Επίσης, το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και Διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση και δεν έχουν εφαρμοστεί πρόωρα από την Τράπεζα.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 27** – «Ενοποιημένες και Ιδιαίτερες Οικονομικές Καταστάσεις» και του **Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 3** «Συνενώσεις επιχειρήσεων»
Ισχύουν για χρήσεις με έναρξη από 1.7.2009

Οι σημαντικότερες αλλαγές που επιφέρουν τα τροποποιημένα πρότυπα, τα οποία εκδόθηκαν την 10η Ιανουαρίου 2008, συνοψίζονται στα εξής:

i. Στις περιπτώσεις μεταβολής του ποσοστού συμμετοχής σε μια επιχείρηση, με την οποία είτε αποκτάται είτε χάνεται ο έλεγχος, η αξία της επένδυσης, που υπήρχε πριν τη μεταβολή του ποσοστού ή αυτής που τυχόν απέμεινε αντίστοιχα, πρέπει να αποτιμάται στην εύλογη αξία, με τη διαφορά να καταχωρείται στα αποτελέσματα.

ii. Δίνεται η δυνατότητα αποτίμησης των δικαιωμάτων τρίτων, κατά την αρχική αναγνώριση στην εύλογη αξία τους. Επίσης, τα δικαιώματα τρίτων θα απορροφούν πλέον το σύνολο των ζημιών που τους αναλογεί.

iii. Ενδεχόμενο τίμημα εξαγοράς μιας επιχείρησης αναγνωρίζεται ως υποχρέωση και αποτιμάται στην εύλογη αξία.

iv. Τα έξοδα που σχετίζονται με τη διαδικασία εξαγοράς δεν αποτελούν πλέον συστατικό του συνολικού τιμήματος εξαγοράς, αλλά θα καταχωρούνται στα αποτελέσματα της χρήσης.

Επίσης, καθορίζεται, ρητά πλέον, ότι τυχόν διαφορά που προκύπτει κατά τη μεταβολή ποσοστών σε μια θυγατρική εταιρία, στην οποία εξακολουθεί να υπάρχει έλεγχος, μεταξύ του τιμήματος και της καθαρής θέσης που αντιστοιχεί στο ποσοστό μεταβολής, καταχωρείται απευθείας στην καθαρή θέση.

- **Τροποποίηση του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 1** «Πρώτη εφαρμογή των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφόρησης»
Ισχύει για χρήσεις με έναρξη από 1.7.2009

Στις 27 Νοεμβρίου 2008 δημοσιεύτηκε αναθεωρημένη έκδοση του εν λόγω προτύπου, με την οποία επήλθε αλλαγή στη δομή του. Σκοπός της αλλαγής αυτής ήταν η βελτίωση της πληροφόρησης που παρέχει το εν λόγω πρότυπο καθώς και η διευκόλυνση της εφαρμογής μελλοντικών τροποποιήσεων. Η εν λόγω αναθεώρηση δεν έχει εφαρμογή στις οικονομικές καταστάσεις της Τραπέζης.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 39** «Χρηματοοικονομικά Μέσα: Αναγνώριση και Αποτίμηση » όσον αφορά στοιχεία κατάλληλα προς αντιστάθμιση.
Ισχύει για χρήσεις με έναρξη από 1.7.2009.

Με την τροποποίηση αυτή, που εκδόθηκε την 31η Ιουλίου 2008, παρέχονται διευκρινίσεις όσον αφορά την εφαρμογή λογιστικής αντιστάθμισης. Συγκεκριμένα διευκρινίζεται ότι ως αντισταθμιζόμενα στοιχεία σε μία αντιστάθμιση μεταβολών της εύλογης αξίας ή διακύμανσης των ταμειακών ροών, μπορούν να οριστούν:

• Η μερική μεταβολή της εύλογης αξίας ή των ταμειακών ροών χρηματοοικονομικών μέσων,

• Η μεταβολή των ταμειακών ροών που συμβατικά σχετίζονται με τον πληθωρισμό (υπό προϋποθέσεις)

• Η αύξηση ή η μείωση των ταμειακών ροών ή της εύλογης αξίας σε σχέση με μία συγκεκριμένη τιμή αναφοράς (one-sided risk).

Η Τράπεζα εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση της εν λόγω τροποποίησης στις οικονομικές καταστάσεις.

- **Διερμηνεία 12** «Συμφωνίες παροχής δικαιωμάτων εκμεταλλεύσεως των υπηρεσιών που απορρέουν από την κατασκευή δημόσιων υποδομών»
Ισχύει για χρήσεις με έναρξη από 1.1.2008

Η διερμηνεία αυτή, η οποία εκδόθηκε στις 30.11.2006, διευκρινίζει θέματα που αφορούν στην αναγνώριση και αποτίμηση στοιχείων που απορρέουν από τις συμφωνίες παροχής δικαιωμάτων εκμεταλλεύσεως της εξυπηρέτησης των κατασκευών δημόσιων υποδομών. Η εν λόγω Διερμηνεία δεν έχει εφαρμογή στις δραστηριότητες της Τραπέζης.

- **Διερμηνεία 15** «Συμβάσεις κατασκευής ακίνητης περιουσίας»
Ισχύει για χρήσεις με έναρξη από 1.1.2009

Με τη διερμηνεία αυτή, η οποία εκδόθηκε στις 3 Ιουλίου 2008, αποσαφηνίζεται αν το έσοδο και τα σχετικά έξοδα επιχειρήσεων που αναλαμβάνουν την κατασκευή ακίνητης περιουσίας και συνάπτουν συμφωνίες με αγοραστές πριν την ολοκλήρωση της κατασκευής, αναγνωρίζονται σύμφωνα με το ΔΛΠ 11 (ως συμβάσεις κατασκευής έργων) ή σύμφωνα με το ΔΛΠ 18 –Έσοδα (ως συμβάσεις παροχής υπηρεσιών ή ως πώληση αγαθών).

Η υιοθέτηση της διερμηνείας αυτής δεν θα έχει επίπτωση στις οικονομικές καταστάσεις, διότι δεν έχει εφαρμογή στις δραστηριότητες της Τραπέζης.

- **Διερμηνεία 16** «Αντιστάθμιση καθαρής επένδυσης σε εκμετάλλευση στο εξωτερικό»
  Ισχύει για χρήσεις με έναρξη από 1.10.2008.

  Με τη διερμηνεία αυτή, που εκδόθηκε την 3η Ιουλίου 2008, παρέχονται διευκρινίσεις σε ότι αφορά την εφαρμογή λογιστικής αντιστάθμισης του κινδύνου από την καθαρή επένδυση σε μονάδες του εξωτερικού, οι οποίες χρησιμοποιούν λειτουργικό νόμισμα διαφορετικό από εκείνο της μητρικής.

  Η εν λόγω Διερμηνεία έχει εφαρμογή στις ενοποιημένες οικονομικές καταστάσεις.

- **Διερμηνεία 17** «Διανομή μη ταμειακών περιουσιακών στοιχείων στους μετόχους»
  Ισχύει για χρήσεις με έναρξη από 1.7.2009

  Με τη διερμηνεία αυτή, η οποία εκδόθηκε στις 27 Νοεμβρίου 2008, δίδονται οδηγίες για την αναγνώριση και τη μεταγενέστερη αποτίμηση της υποχρέωσης που προκύπτει από την απόφαση για διανομή στους μετόχους στοιχείων ενεργητικού άλλων από μετρητά. Η Τράπεζα εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση της εν λόγω διερμηνείας στις οικονομικές της καταστάσεις.

- **Διερμηνεία 18** «Μεταφορές στοιχείων ενεργητικού από πελάτες»
  Ισχύει για χρήσεις με έναρξη από 1.7.2009

  Με τη διερμηνεία αυτή, η οποία εκδόθηκε στις 29 Ιανουαρίου 2009, διευκρινίζεται η λογιστική αντιμετώπιση συμφωνιών βάσει των οποίων η επιχείρηση στα πλαίσια της παροχής αγαθών ή υπηρεσιών σε πελάτες της, λαμβάνει από αυτούς κάποιο στοιχείο ενσώματων ακινητοποιήσεων που πρέπει να χρησιμοποιήσει προκειμένου να εξυπηρετήσει τις συμβατικές της υποχρεώσεις προς αυτούς. Επίσης η διερμηνεία έχει εφαρμογή σε περιπτώσεις όπου η επιχείρηση λαμβάνει μετρητά από τους πελάτες για να κατασκευάσει ή να αγοράσει κάποιο στοιχείο ενσώματων ακινητοποιήσεων που θα χρησιμοποιήσει όπως προσδιορίστηκε ανωτέρω.

  Η εν λόγω διερμηνεία δεν έχει εφαρμογή στις δραστηριότητες της Τραπέζης.

1.2 Πληροφόρηση κατά τομέα

Με δεδομένη την υφιστάμενη διοικητική δομή και διάρθρωση των εργασιών της Τραπέζης και το γεγονός ότι το σημαντικότερο ποσοστό εσόδων της προέρχεται από δραστηριότητες στην Ελλάδα, η Τράπεζα αποφάσισε:

α. Την επιλογή των επιχειρηματικών τομέων, ως πρωτεύοντος τύπου παρουσίασης των πληροφοριών. Συγκεκριμένα αναλύονται οι εξής τομείς εργασιών:

- Λιανική Τραπεζική
- Corporate Banking
- Asset Management / Insurance
- Investment Banking / Treasury
- Ν.Α. Ευρώπη
- Λοιπά

β. Την κατανομή των εργασιών σε γεωγραφικούς τομείς, που θα αποτελέσει τον δευτερεύοντα τύπο παρουσίασης, στις ακόλουθες γεωγραφικές περιοχές:

- Ελλάδα
- Λοιπές χώρες

Αναλυτικά στοιχεία για την πληροφόρηση κατά επιχειρηματικό και γεωγραφικό τομέα αναφέρονται στη σημείωση 38.

1.3 Συναλλαγές σε ξένο νόμισμα και μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

α. Συναλλαγές σε ξένο νόμισμα

Τα στοιχεία που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε Ευρώ, που είναι το νόμισμα της χώρας, στην οποία έχει την έδρα της η Τράπεζα (λειτουργικό νόμισμα).

Τα στοιχεία των Καταστημάτων εξωτερικού αποτιμώνται στο λειτουργικό νόμισμα του κάθε Καταστήματος, το οποίο καθορίζεται με κριτήριο το νόμισμα της χώρας στην οποία αυτό δραστηριοποιείται ή με βάση το νόμισμα στο οποίο πραγματοποιούνται, κυρίως, οι συναλλαγές του.

Οι συναλλαγές που πραγματοποιούνται σε ξένα νομίσματα, μετατρέπονται στο λειτουργικό νόμισμα του κάθε καταστήματος, με την ισοτιμία κλεισίματος της ημερομηνίας των συναλλαγών.

Κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων, τα νομισματικά στοιχεία σε ξένο νόμισμα, του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές κλεισίματος της ημερομηνίας αυτής. Οι συναλλαγματικές διαφορές, κέρδη ή ζημίες, που προκύπτουν, καταχωρούνται στα αποτελέσματα.

Τα μη νομισματικά στοιχεία του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές των ξένων νομισμάτων που ίσχυαν κατά την ημερομηνία της αρχικής αναγνώρισής τους, εκτός από τις κατηγορίες των μη νομισματικών στοιχείων που αποτιμώνται σε εύλογες αξίες.

Στην περίπτωση αυτή οι συναλλαγματικές διαφορές αποτελούν μέρος των κερδών ή ζημιών από τη μεταβολή της εύλογης αξίας και καταχωρούνται στα αποτελέσματα ή απευθείας σε αποθεματικό της Καθαρής Θέσης, ανάλογα με την κατηγορία αποτίμησης του μη νομισματικού στοιχείου.

β. Μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

Η ενσωμάτωση των οικονομικών καταστάσεων των καταστημάτων εξωτερικού, που το λειτουργικό τους νόμισμα είναι διαφορετικό από το νόμισμα παρουσίασης των οικονομικών καταστάσεων της Τραπέζης, πραγματοποιείται με τους ακόλουθους κανόνες:

i. Τα στοιχεία του Ενεργητικού και των Υποχρεώσεων μετατρέπονται σε Ευρώ, με βάση την ισοτιμία κλεισίματος της ημερομηνίας συντάξεως κάθε οικονομικής καταστάσεως. Τα συγκριτικά στοιχεία παρατίθενται όπως είχαν μετατραπεί σε Ευρώ κατά τις αντίστοιχες ημερομηνίες συντάξεως των οικονομικών καταστάσεων.

ii. Τα στοιχεία της κατάστασης αποτελεσμάτων (έσοδα και έξοδα), μετατρέπονται σε Ευρώ με βάση το μέσο όρο των ισοτιμιών που ίσχυσαν κατά την περίοδο αναφοράς.

Οι συναλλαγματικές διαφορές που προκύπτουν από τους ανωτέρω κανόνες μετατροπής, καθώς και εκείνες που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες εξωτερικού, καταχωρούνται απευθείας στην Καθαρή Θέση και μεταφέρονται στα αποτελέσματα με την πώληση των μονάδων.

1.4 Διαθέσιμα και ταμειακά ισοδύναμα

Για σκοπούς καρτίσεως της καταστάσεως ταμειακών ροών, στην κατηγορία αυτή περιλαμβάνονται:

α. Το ταμείο

β. Οι μη δεσμευμένες καταθέσεις στις κεντρικές τράπεζες και

γ. Οι βραχυπρόθεσμες απαιτήσεις από τράπεζες.

Ως βραχυπρόθεσμες απαιτήσεις θεωρούνται αυτές που λήγουν εντός τριών μηνών από την ημερομηνία συντάξεως των οικονομικών καταστάσεων.

1.5 Αρχές ταξινόμησης και αποτίμησης των χρηματοοικονομικών στοιχείων ενεργητικού

Αρχική αναγνώριση

Η Τράπεζα, κατά την αρχική αναγνώριση, αποτιμά τα χρηματοοικονομικά στοιχεία του Ενεργητικού στην εύλογη αξία τους. Στην περίπτωση των χρηματοοικονομικών στοιχείων που δεν αποτιμώνται στην εύλογη αξία μέσω της κατάστασης των αποτελεσμάτων, η αξία κατά την αρχική αναγνώριση προσαυξάνεται με τα έξοδα συναλλαγών και μειώνεται με τα έσοδα και τις προμήθειες που σχετίζονται άμεσα με την απόκτηση ή τη δημιουργία τους.

Μεταγενέστερη αποτίμηση

Η Τράπεζα για σκοπούς αποτίμησης διακρίνει τα χρηματοοικονομικά στοιχεία του Ενεργητικού στις ακόλουθες κατηγορίες:

- Δάνεια και απαιτήσεις
- Επενδύσεις διακρατούμενες μέχρι τη λήξη
- Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω των αποτελεσμάτων
- Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Για κάθε μία από τις ανωτέρω κατηγορίες ισχύουν τα εξής:

α) Δάνεια και απαιτήσεις

Στην κατηγορία αυτή η Τράπεζα εντάσσει:

i. τις χορηγήσεις προς πελάτες της

ii. τα ποσά που καταβάλλει για την αγορά και τη μερική ή ολική κάλυψη ομολογιακών δανείων, τα οποία δεν διαπραγματεύονται σε ενεργό αγορά

iii. τις πάσης φύσεως απαιτήσεις έναντι πελατών της, Τραπεζών κ.λπ.

Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.

β) Επενδύσεις διακρατούμενες μέχρι τη λήξη

Στην κατηγορία αυτή εντάσσονται τα χρηματοοικονομικά στοιχεία του Ενεργητικού για τα οποία υπάρχει πρόθεση και δυνατότητα διακρατήσεως μέχρι τη λήξη τους.

Η Τράπεζα, στην κατηγορία αυτή, έχει εντάξει ομόλογα και άλλους χρεωστικούς τίτλους με συγκεκριμένη ημερομηνία λήξεως και καθορισμένες ή προσδιορίσιμες ταμειακές ροές.

Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.

γ) Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων.

Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία για τα οποία:

i. Υπάρχει πρόθεση για την πώλησή τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς (εμπορικό χαρτοφυλάκιο).

Στην κατηγορία αυτή η Τράπεζα έχει εντάξει τα ομόλογα και έντοκα γραμμάτια του Ελληνικού Δημοσίου με σταθερό επιτόκιο, εκτός ορισμένων εκδόσεων για τις οποίες έχει ληφθεί διαφορετική απόφαση, καθώς επίσης και περιορισμένο αριθμό μετοχών και εταιρικών ομολόγων.

ii. Η Τράπεζα επιλέγει, κατά την αρχική αναγνώριση, να τα αποτιμήσει στην εύλογη αξία με μεταφορά της εκάστοτε προκύπτουσας διαφοράς στα αποτελέσματα.

Η επιλογή αυτή μπορεί να γίνει:

• όταν η Διοίκηση της Τραπέζης αξιολογεί και διαχειρίζεται τα εν λόγω χρηματοοικονομικά μέσα με όρους εύλογης αξίας, είτε για σκοπούς διαχείρισης των κινδύνων, είτε ως μέρος μίας στρατηγικής επενδύσεων.

• όταν η επιλογή αυτή εξαλείφει τυχόν λογιστική ασυμμετρία που προκύπτει από την αποτίμηση αυτών των χρηματοοικονομικών μέσων με διαφορετικό τρόπο, (π.χ. στο αναπόσβεστο κόστος), σε σχέση με χρηματοοικονομικά μέσα που σχετίζονται με αυτά, (π.χ. παράγωγα, τα οποία αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων).

• όταν σε χρηματοοικονομικά μέσα ενσωματώνονται παράγωγα τα οποία διαφοροποιούν ουσιωδώς τις ταμειακές τους ροές.

Η Τράπεζα δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω των αποτελεσμάτων.

δ) Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία που δεν έχουν ενταχθεί σε κάποια από τις ανωτέρω κατηγορίες.

Η Τράπεζα έχει εντάξει στην κατηγορία αυτή:

i. Ομόλογα και χρεωστικούς τίτλους μεταβλητού επιτοκίου

ii. Ορισμένα ομόλογα σταθερού επιτοκίου εκδόσεως Ελληνικού Δημοσίου, για τα οποία έχει ληφθεί συγκεκριμένη απόφαση και ομόλογα σταθερού επιτοκίου λοιπών εκδοτών

iii. Μετοχές και

iv. Μερίδια αμοιβαίων κεφαλαίων.

Η κατηγορία αυτή αποτιμάται στην εύλογη αξία. Οι μεταβολές στην εύλογη αξία καταχωρούνται απευθείας στην Καθαρή Θέση μέχρι την πώληση ή απομείωση των χρηματοοικονομικών στοιχείων, οπότε το συσσωρευμένο κέρδος ή ζημία που έχει αναγνωρισθεί στην Καθαρή Θέση, μεταφέρεται σε λογαριασμό αποτελεσμάτων.

Ο έλεγχος απομείωσης των χρηματοοικονομικών μέσων που εντάσσονται σε αυτή την κατηγορία, διενεργείται σε

κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων. Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης, τα ποσά αυτά αναγνωρίζονται ως έσοδα στα αποτελέσματα χρήσης, μόνο στην περίπτωση που αφορούν ομόλογα και λοιπούς χρεωστικούς τίτλους.

Αντιθέτως δεν αναστρέφονται ζημίες απομείωσης στην περίπτωση των μετοχών και των μεριδίων αμοιβαίων κεφαλαίων.

Σημειώνεται ότι οι κανόνες αποτίμησης που αναφέρθηκαν ανωτέρω δεν εφαρμόζονται όταν τα χρηματοοικονομικά αυτά στοιχεία υπεισέρχονται σε σχέση αντισταθμίσεως. Στις περιπτώσεις αυτές εφαρμόζονται οι αρχές που αναφέρονται στη σημείωση 1.6.

Αναταξινόμηση χρηματοοικονομικών στοιχείων

Αναταξινόμηση χρηματοοικονομικών στοιχείων ενεργητικού, εκτός παραγώγων, σε διαφορετική κατηγορία αποτίμησης, μπορεί να γίνει με τους ακόλουθους κανόνες:

i. Μεταφορά από το εμπορικό χαρτοφυλάκιο, στις κατηγορίες «δάνεια και απαιτήσεις», «επενδύσεις διακρατούμενες μέχρι τη λήξη» ή « χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση» επιτρέπεται, εφόσον συντρέχουν σπάνιες οικονομικές συνθήκες και τα στοιχεία αυτά δεν διακρατούνται πλέον με σκοπό την πώληση ή επαναγορά τους στο άμεσο μέλλον.

ii. Μεταφορά από το εμπορικό χαρτοφυλάκιο, στις κατηγορίες «δάνεια και απαιτήσεις» ή «χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση» επιτρέπεται, εφόσον τα στοιχεία πληρούν τον ορισμό των δανείων και απαιτήσεων και υπάρχει πρόθεση διακράτησής τους στο άμεσο μέλλον ή μέχρι τη λήξη τους.

iii. Μεταφορά από την κατηγορία των διαθέσιμων προς πώληση χρηματοοικονομικών στοιχείων στην κατηγορία «δάνεια και απαιτήσεις» επιτρέπεται, εφόσον τα στοιχεία πληρούν τον ορισμό των δανείων και απαιτήσεων και υπάρχει πρόθεση διακράτησής τους στο άμεσο μέλλον ή μέχρι τη λήξη τους.

iv. Μεταφορά από την κατηγορία των διαθέσιμων προς πώληση χρηματοοικονομικών στοιχείων, στην κατηγορία «επενδύσεις διακρατούμενες μέχρι τη λήξη» επιτρέπεται, εφόσον τα στοιχεία πληρούν τα σχετικά χαρακτηριστικά και υπάρχει πρόθεση και δυνατότητα διακρατήσεώς τους μέχρι τη λήξη.

Μεταφορά από τις επενδύσεις, που διακρατούνται μέχρι τη λήξη σε άλλες κατηγορίες, δεν επιτρέπεται, εκτός αν υπάρξει πώληση σημαντικού ποσοστού αξιογράφων οπότε τα αξιόγραφα που απέμειναν υποχρεωτικά μεταφέρονται στα διαθέσιμα προς πώληση αξιόγραφα. Εφόσον συντρέξει η εν λόγω περίπτωση δεν επιτρέπεται η κατάταξη αξιογράφων στην κατηγορία των διακρατούμενων μέχρι τη λήξη για τουλάχιστον δύο έτη.

Η Τράπεζα έκανε χρήση των επιτρεπόμενων αναταξινομήσεων των περιπτώσεων ii και iv ανωτέρω όπως περαιτέρω αναλύεται στις σημειώσεις 16 και 17.

Διακοπή αναγνώρισης

Η Τράπεζα προβαίνει στη διακοπή αναγνώρισης χρηματοοικονομικών στοιχείων του Ενεργητικού της όταν:

- έχουν λήξει οι ταμειακές ροές των χρηματοοικονομικών στοιχείων
- όταν μεταβιβάζει το συμβατικό δικαίωμα είσπραξης των ταμειακών ροών από τα χρηματοοικονομικά στοιχεία και ταυτόχρονα μεταβιβάζει τους κινδύνους και τα οφέλη που απορρέουν από αυτά
- όταν δάνεια ή επενδύσεις σε αξιόγραφα καθίστανται ανεπίδεκτα εισπράξεως, οπότε και τα διαγράφει.

Στην περίπτωση συναλλαγών που, παρά τη μεταβίβαση του συμβατικού δικαιώματος για την είσπραξη των ταμειακών ροών από χρηματοοικονομικά στοιχεία του ενεργητικού, οι κίνδυνοι και τα οφέλη που απορρέουν από αυτά παραμένουν στην Τράπεζα, δεν διακόπτεται η αναγνώριση των στοιχείων αυτών. Το ποσό που εισπράττεται από τη μεταβίβαση αναγνωρίζεται ως χρηματοοικονομική υποχρέωση. Οι λογιστικές πρακτικές που ακολουθούνται από την Τράπεζα σε ανάλογες συναλλαγές εξειδικεύονται περαιτέρω στις σημειώσεις 1.19 και 1.20.

Στην περίπτωση συναλλαγών με τις οποίες η Τράπεζα ούτε διατηρεί αλλά ούτε και μεταβιβάζει τους κινδύνους και τα οφέλη που απορρέουν από τα χρηματοοικονομικά στοιχεία, αλλά διατηρεί έλεγχο επ' αυτών, τότε αυτά εξακολουθούν να αναγνωρίζονται στο βαθμό της συνεχιζόμενης ανάμειξης της Τραπέζης. Αν η Τράπεζα δεν διατηρεί τον έλεγχο των στοιχείων τότε διακόπτεται η αναγνώρισή τους και στη θέση τους αναγνωρίζονται διακριτά τα στοιχεία ενεργητικού και υποχρεώσεων που δημιουργούνται ή διατηρούνται κατά τη μεταβίβαση. Κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων δεν υπήρχαν ανάλογες συναλλαγές.

1.6 Παράγωγα χρηματοοικονομικά μέσα και λογιστική αντιστάθμισης

Παράγωγα είναι τα χρηματοοικονομικά μέσα τα οποία στην έναρξή τους έχουν συνήθως μικρή ή μηδενική αξία, η οποία στη συνέχεια μεταβάλλεται ανάλογα με τη μεταβολή που σημειώνεται σε κάποιο υποκείμενο στοιχείο με το οποίο συνδέονται (συνάλλαγμα, επιτόκια, δείκτη ή άλλη μεταβλητή).

Όταν το παράγωγο αποκτά θετική αξία, αναγνωρίζεται ως στοιχείο του Ενεργητικού, ενώ αντίθετα, όταν αποκτά αρνητική αξία, αναγνωρίζεται ως στοιχείο των Υποχρεώσεων.

Τα παράγωγα χρησιμοποιούνται είτε για σκοπούς αντιστάθμισης, είτε για σκοπούς εμπορικούς.

Όλα τα παράγωγα ανεξάρτητα του σκοπού για τον οποίο προορίζονται, αποτιμώνται στην εύλογη αξία τους.

Στην περίπτωση που παράγωγα ενσωματώνονται σε άλλα χρηματοοικονομικά μέσα, π.χ. ομόλογα, δάνεια, καταθέσεις, δανειακές υποχρεώσεις κ.λπ., τα οποία δεν αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων και ταυτόχρονα τα οικονομικά χαρακτηριστικά και οι κίνδυνοι που απορρέουν από τα παράγωγα δεν είναι στενά συνδεδεμένα με τα αντίστοιχα χαρακτηριστικά των κύριων χρηματοοικονομικών μέσων στα οποία ενσωματώνονται, τότε υποχρεωτικά διαχωρίζονται, αποτιμώνται στην εύλογη αξία και συμπεριλαμβάνονται στα παράγωγα χρηματοοικονομικά μέσα ενεργητικού ή υποχρεώσεων.

Στις περιπτώσεις που παράγωγα ενσωματώνονται σε χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων, η μεταβολή της εύλογης αξίας τους περιλαμβάνεται στη συνολική μεταβολή της εύλογης αξίας των εν λόγω χρηματοοικονομικών μέσων και καταχωρείται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Τα παράγωγα προϊόντα χρησιμοποιούνται στα πλαίσια διαχειρίσεως Ενεργητικού - Παθητικού και σύμφωνα πάντα με τις κατευθυντήριες οδηγίες, οι οποίες δίδονται από την Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Επιπλέον, η Τράπεζα χρησιμοποιεί τα παράγωγα για την αποκόμιση κερδών από βραχυχρόνιες μεταβολές της αγοράς και πάντα μέσα στα πλαίσια αναλήψεως κινδύνων που τίθενται από την αρμόδια Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Οι διαφορές αποτιμήσεως που προκύπτουν από τα ανωτέρω παράγωγα προϊόντα καταχωρούνται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Όταν η Τράπεζα χρησιμοποιεί παράγωγα για αντιστάθμιση, προβαίνει κατά την έναρξη σε επαρκή τεκμηρίωση της σχέσεως αντισταθμίσεως, καθώς και σε έλεγχο της αποτελεσματικότητας της αντισταθμίσεως. Ο έλεγχος επαναλαμβάνεται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Διευκρινίζονται ιδιαίτερα τα εξής:

α. Synthetic Swaps

Η Τράπεζα, προκειμένου να αυξήσει την απόδοση των καταθέσεων σε επιλεγμένους πελάτες της, χρησιμοποιεί τον μηχανισμό των Synthetic Swaps.

Μετατρέπει δηλαδή τις καταθέσεις από Ευρώ σε JPY ή άλλο νόμισμα και παράλληλα, για την κάλυψη του συναλλαγματικού κινδύνου, προβαίνει σε προθεσμιακή αγορά του σχετικού νομίσματος.

Το αποτέλεσμα, το οποίο παράγεται από την προθεσμιακή πράξη, διασπάται σε τόκους, οι οποίοι προστίθενται στους χρεωστικούς τόκους των καταθέσεων, συναλλαγματικές διαφορές και λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

β. Swaps συναλλάγματος (FX Swaps)

Τα Swaps αυτά χρησιμοποιούνται ως επί το πλείστον για την αντιστάθμιση του κινδύνου, ο οποίος προέρχεται από καταθέσεις και δάνεια των πελατών.

Για τα ανωτέρω Swaps δεν υπάρχει επαρκής τεκμηρίωση για την εφαρμογή λογιστικής αντισταθμίσεως και για το λόγο αυτό εντάσσονται στην κατηγορία των εμπορικών Swaps.

Το αποτέλεσμα, το οποίο παράγεται από τα παράγωγα αυτά, διασπάται σε τόκους και συναλλαγματικές διαφορές, προκειμένου να υπάρξει αντιπαράθεση με τους τόκους και τις συναλλαγματικές διαφορές, που παράγονται από τις καταθέσεις και τις χορηγήσεις, καθώς και σε λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

Λογιστική αντιστάθμισης

Λογιστική αντιστάθμισης είναι ο καθορισμός ειδικών κανόνων αποτίμησης με τους οποίους επιδιώκεται η εξουδετέρωση των αποτελεσμάτων που προκύπτουν τόσο από το αντισταθμιζόμενο στοιχείο όσο και από το μέσο αντιστάθμισης, εξουδετέρωση η οποία δεν επιτυγχάνεται με τους συνήθεις κανόνες αποτίμησης.

Η τεκμηρίωση και η αποτελεσματικότητα των σχέσεων αντιστάθμισης αποτελούν απαραίτητες προϋποθέσεις προκειμένου να εφαρμοστεί λογιστική αντιστάθμισης.

Η διαδικασία τεκμηρίωσης λαμβάνει χώρα κατά την έναρξη της σχέσεως αντιστάθμισης, ενώ ο έλεγχος αποτελεσματικότητας διενεργείται κατά την έναρξη και επαναλαμβάνεται κατά τις ημερομηνίες σύνταξης των οικονομικών καταστάσεων της Τραπέζης.

α. Αντιστάθμιση εύλογης αξίας

Με την λογιστική αντιστάθμισης της εύλογης αξίας ενός χρηματοοικονομικού μέσου επιτυγχάνεται η εξουδετέρωση της μεταβολής της εύλογης αξίας του αντισταθμιζόμενου στοιχείου λόγω της επίδρασης ενός ή περισσοτέρων κινδύνων που αντισταθμίζονται.

Η μεταβολή της αξίας του μέσου αντιστάθμισης και η μεταβολή της αξίας του αντισταθμιζόμενου στοιχείου που οφείλεται στους κινδύνους που αντισταθμίζονται, αναγνωρίζονται στα αποτελέσματα χρήσεως.

Στις περιπτώσεις διακοπής της σχέσεως αντιστάθμισης, τα αντισταθμιζόμενα χρηματοοικονομικά μέσα αποτιμώνται εκ νέου, σύμφωνα με τους κανόνες που ισχύουν για την κατηγορία αποτίμησης στην οποία έχουν ταξινομηθεί, όπως αυτοί αναλύονται στις σημειώσεις 1.5 και 1.15. Ειδικότερα για τα τοκοφόρα χρηματοοικονομικά μέσα, το συνολικό ποσό της μεταβολής της αξίας τους, που αντιστοιχεί στο χρονικό διάστημα ισχύος της σχέσεως αντιστάθμισης,αποσβένεται σταδιακά στα αποτελέσματα, μέχρι τη λήξη ή την πώλησή τους. Η απόσβεση αυτή ξεκινά από το χρονικό σημείο διακοπής της σχέσης αντισταθμίσεως, βάσει του πραγματικού επιτοκίου που υπολογίζεται εκ νέου για το συγκεκριμένο χρηματοοικονομικό μέσο και καταχωρείται στα έσοδα ή έξοδα εκ τόκων.

Η Τράπεζα, με χρήση επιτοκιακών παραγώγων (IRSs), αντισταθμίζει κινδύνους που αφορούν δανειακές υποχρεώσεις, ομόλογα, δάνεια και προθεσμιακές καταθέσεις σταθερού επιτοκίου. Επίσης με χρήση συναλλαγματικών παραγώγων αντισταθμίζει συναλλαγματικούς κινδύνους που αφορούν επενδύσεις σε θυγατρικές εταιρίες.

β. Αντιστάθμιση χρηματοροών

Με την λογιστική αντιστάθμισης των χρηματοροών ενός χρηματοοικονομικού μέσου επιτυγχάνεται η μετατροπή των χρηματοροών από κυμαινόμενες σε σταθερές.

Το αποτελεσματικό μέρος της μεταβολής της εύλογης αξίας του μέσου αντιστάθμισης αναγνωρίζεται απευθείας στην Καθαρή Θέση, ενώ το μη αποτελεσματικό μέρος αναγνωρίζεται στα αποτελέσματα. Η λογιστική μεταχείριση του αντισταθμιζόμενου στοιχείου δεν μεταβάλλεται.

Δεν συνέτρεξε περίπτωση εφαρμογής λογιστικής αντιστάθμισης χρηματοροών.

γ. Αντιστάθμιση καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού

Η λογιστική αντιστάθμισης καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού είναι παρόμοια με τη λογιστική αντιστάθμισης χρηματοροών. Στις περιπτώσεις διακοπής της σχέσεως αντιστάθμισης, τα συσσωρευμένα κέρδη/ζημίες που αναγνωρίστηκαν απευθείας στην καθαρή θέση μεταφέρονται στα αποτελέσματα, με την πώληση της μονάδος.

1.7 Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες

Στην κατηγορία αυτή εντάσσονται οι συμμετοχές της Τραπέζης σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες.

Οι συμμετοχές αυτές αποτιμώνται στο κόστος κτήσεως, στο οποίο συμπεριλαμβάνονται και τα έξοδα αποκτήσεώς τους μείον τυχόν ζημίες απομειώσεως.

Ποσά που λαμβάνει η Τράπεζα από τις συμμετοχές της λόγω διανομής συσσωρευμένων κερδών τους, που δημιουργήθηκαν μετά την ημερομηνία αποκτήσεώς τους, καταχωρούνται στα έσοδα από μερίσματα.

Η αναγνώριση των εσόδων από μερίσματα πραγματοποιείται όταν λαμβάνεται σχετική απόφαση από το αρμόδιο όργανο της εταιρίας στην οποία συμμετέχει η Τράπεζα.

Ποσά που λαμβάνονται από συσσωρευμένα κέρδη, που δημιουργήθηκαν πριν την απόκτηση της συμμετοχής, θεωρούνται επιστροφή κεφαλαίου και μειώνουν το κόστος κτήσεως της επένδυσης.

1.8 Ενσώματα πάγια στοιχεία (ιδιοχρησιμοποιούμενα)

Στην κατηγορία αυτή περιλαμβάνονται τα οικόπεδα, τα κτήρια των κεντρικών υπηρεσιών και των Καταστημάτων, οι δαπάνες προσθηκών και βελτιώσεων σε μισθωμένα ακίνητα, και ο κινητός εξοπλισμός.

Τόσο τα ακίνητα, όσο και ο κινητός εξοπλισμός, αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Μεταγενέστερες δαπάνες επαυξάνουν την αξία του παγίου ή αναγνωρίζονται ως ξεχωριστό πάγιο, μόνο όταν είναι πολύ πιθανόν να προκύψουν μελλοντικά οικονομικά οφέλη.

Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως στην οποία πραγματοποιούνται.

Οι αποσβέσεις των κτηρίων και του εξοπλισμού, διενεργούνται στο κόστος κτήσεως μείον την υπολειμματική τους αξία, και υπολογίζονται σύμφωνα με τη σταθερή μέθοδο λαμβάνοντας υπόψη τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους.

Η ωφέλιμη ζωή ανά κατηγορία παγίων έχει καθορισθεί ως εξής:

- Κτήρια ιδιόκτητα: 33 χρόνια.
- Προσθήκες και βελτιώσεις σε μισθωμένα ακίνητα: η διάρκεια της μισθώσεως.
- Εξοπλισμός και μεταφορικά μέσα: από 4 έως 20 χρόνια.

Οι εδαφικές εκτάσεις δεν αποσβένονται. Εξετάζονται όμως για τυχόν απομείωση της αξίας τους.

Οι υπολειμματικές αξίες των παγίων και η ωφέλιμη ζωή τους αναπροσαρμόζονται, αν είναι απαραίτητο, κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Τα πάγια της Τραπέζης εξετάζονται σε ετήσια βάση για ενδείξεις απομείωσης και αν έχουν υποστεί απομείωση προσαρμόζονται στην ανακτήσιμη αξία τους με ισόποση επιβάρυνση των αποτελεσμάτων.

Κέρδη και ζημίες από διαθέσεις παγίων αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.9 Επενδύσεις σε ακίνητα

Στην κατηγορία αυτή η Τράπεζα έχει εντάξει κτήρια ή τμήματα κτηρίων με αναλογία τους επί του οικοπέδου, τα οποία εκμισθώνει με λειτουργική μίσθωση.

Οι επενδύσεις αυτές, αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως στην οποία πραγματοποιούνται.

Για τον υπολογισμό των αποσβέσεων, η ωφέλιμη ζωή τους έχει καθορισθεί ίση με αυτή των ιδιοχρησιμοποιούμενων ακινήτων και χρησιμοποιείται η σταθερή μέθοδος.

1.10 Υπεραξία και λοιπά άυλα πάγια στοιχεία

Στην κατηγορία αυτή η Τράπεζα, έχει εντάξει:

α) Τα προγράμματα λογισμικού, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία η Τράπεζα έχει καθορίσει σε 3 έως 4 έτη. Έξοδα που αφορούν τη συντήρηση των προγραμμάτων λογισμικού αναγνωρίζονται στο λογαριασμό αποτελεσμάτων, της χρήσεως στην οποία πραγματοποιούνται.

β) Εμπορικά σήματα και λοιπά δικαιώματα τραπεζικής ιδιοκτησίας, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία η Τράπεζα έχει καθορίσει σε 5 έτη.

Τα αύλα πάγια αποτιμώνται στο ιστορικό κόστος μειωμένο κατά τις συσσωρευμένες αποσβέσεις, με εξαίρεση αυτά που έχουν αόριστη διάρκεια ωφέλιμης ζωής, τα οποία δεν αποσβένονται. Όλα τα άυλα πάγια εξετάζονται για τυχόν απομείωση της αξίας τους.

Για τα αύλα στοιχεία η Τράπεζα δεν υπολογίζει υπολειμματική αξία.

1.11 Μισθώσεις

Η Τράπεζα συνάπτει συμβάσεις επί παγίων είτε ως μισθωτής είτε ως εκμισθωτής.

Όταν οι κίνδυνοι και τα οφέλη των παγίων, που εκμισθώνονται, μεταφέρονται στον μισθωτή, τότε οι αντίστοιχες συμβάσεις χαρακτηρίζονται ως χρηματοδοτικές μισθώσεις.

Όλες οι υπόλοιπες συμβάσεις μίσθωσης χαρακτηρίζονται ως λειτουργικές μισθώσεις.

Ανάλογα με τα χαρακτηριστικά που διέπουν τις συμβάσεις μίσθωσης, ο λογιστικός χειρισμός τους έχει ως εξής:

α) Όταν η Τράπεζα είναι εκμισθωτής

i. Χρηματοδοτικές μισθώσεις:

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες η Τράπεζα λειτουργεί ως εκμισθωτής, το συνολικό ποσό των μισθωμάτων που προβλέπει η σύμβαση μισθώσεως καταχωρείται στην κατηγορία δάνεια και απαιτήσεις κατά πελατών.

Η διαφορά, μεταξύ της παρούσας αξίας (καθαρή επένδυση) των μισθωμάτων και του συνολικού ποσού των μισθωμάτων, αναγνωρίζεται ως μη δεδουλευμένος τόκος και εμφανίζεται αφαιρετικά των απαιτήσεων.

Οι εισπράξεις των μισθωμάτων μειώνουν τη συνολική απαίτηση από μισθώματα, ενώ το χρηματοοικονομικό έσοδο αναγνωρίζεται με τη μέθοδο των δεδουλευμένων.

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις εξετάζονται για απομείωση της αξίας τους, σύμφωνα με τη διαδικασία που ισχύει για τα δάνεια και τις απαιτήσεις κατά πελατών, όπως αυτή περιγράφεται στην σημείωση 1.12.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η Τράπεζα που λειτουργεί ως εκμισθωτής, παρακολουθεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, διενεργώντας αποσβέσεις με βάση την ωφέλιμη ζωή του. Τα ποσά των μισθωμάτων, που αντιστοιχούν στη χρήση του μισθωμένου παγίου, αναγνωρίζονται ως έσοδα, στην κατηγορία λοιπά έσοδα, με τη μέθοδο των δεδουλευμένων.

β) Όταν η Τράπεζα είναι μισθωτής

i. Χρηματοδοτικές μισθώσεις:

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες η Τράπεζα λειτουργεί ως μισθωτής, ο μισθωμένος εξοπλισμός περιλαμβάνεται στην ανάλογη κατηγορία παγίων, όπως και τα ιδιόκτητα πάγια, ενώ η σχετική υποχρέωση προς τον εκμισθωτή, περιλαμβάνεται στις λοιπές υποχρεώσεις.

Τα μισθωμένα, με χρηματοδοτική μίσθωση, πάγια και η σχετική υποχρέωση, αναγνωρίζονται αρχικά, στη μικρότερη αξία μεταξύ της εύλογης αξίας των παγίων και της παρούσας αξίας των ελάχιστων υποχρεωτικών μισθωμάτων που έχουν συμφωνηθεί να καταβληθούν στον εκμισθωτή.

Η παρούσα αξία των μισθωμάτων υπολογίζεται με επιτόκιο προεξόφλησης εκείνο που αναφέρεται στη σύμβαση μισθώσεως, ή όπου αυτό δεν αναφέρεται με βάση το επιτόκιο δανεισμού που θα επιβαρυνόταν η Τράπεζα για αντίστοιχη χρηματοδότησή της για τον ίδιο σκοπό.

Μετά την αρχική καταχώρηση, τα πάγια αποσβένονται με βάση την ωφέλιμη ζωή τους, εκτός αν η διάρκεια της μισθώσεως είναι μικρότερη και το πάγιο δεν αναμένεται να περιέλθει στην κατοχή της Τραπέζης κατά τη λήξη της σύμβασης, οπότε και οι αποσβέσεις διενεργούνται με βάση τη διάρκεια της μίσθωσης.

Τα μισθώματα που καταβάλλονται στον εκμισθωτή, κατανέμονται σε μείωση της υποχρέωσης και επιβάρυνση των αποτελεσμάτων ως έξοδα εκ τόκων, με βάση την τοκοχρεολυτική μέθοδο.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η Τράπεζα, που λειτουργεί ως μισθωτής, δεν καταχωρεί το μισθωμένο πάγιο ως στοιχείο ενεργητικού, αναγνωρίζει δε, ως έξοδα, στην κατηγορία γενικά διοικητικά έξοδα, τα ποσά των μισθωμάτων που αντιστοιχούν στη χρήση του μισθωμένου παγίου, με τη μέθοδο των δεδουλευμένων.

1.12 Απομείωση δανείων

Για τον υπολογισμό της απομείωσης των δανείων, η Τράπεζα διενεργεί σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, έλεγχο απομείωσης (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.

Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α) Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)

Τα δάνεια ή οι απαιτήσεις, στις οποίες υπάρχουν καθυστερημένες οφειλές πελατών από κεφάλαιο ή και τόκους πάνω

από 90 ημέρες, αποτελούν για την Τράπεζα, το μεγαλύτερο σε όγκο μέρος του χαρτοφυλακίου, στο οποίο επικεντρώνεται κυρίως ο έλεγχος απομείωσης.

Έλεγχος απομείωσης μπορεί να γίνει επίσης και για καθυστερήσεις μικρότερες από 90 ημέρες, ή ακόμα και όταν δεν υπάρχουν καθόλου καθυστερήσεις, όταν:

i. έχουν αρχίσει σε βάρος των δανειοληπτών, διαδικασίες αναγκαστικής εκτέλεσης με επισπεύδουσες τρίτες Τράπεζες ή άλλους πιστωτές ή έχουν ξεκινήσει διαδικασίες ρυθμίσεως των οφειλών με επαχθέστερους για την Τράπεζα όρους ή

ii. έχουν περιέλθει σε γνώση της Τραπέζης, πληροφορίες για επιδείνωση της χρηματοοικονομικής θέσης των πιστούχων (μείωση πωλήσεων ή περιθωρίου μικτού κέρδους, μείωση κερδών κ.λπ.) ή άλλα γεγονότα (κήρυξη σε πτώχευση, τυχαία γεγονότα όπως πλημμύρα, πυρκαγιά κ.λπ. στις εγκαταστάσεις της επιχείρησης), που συνέβησαν μετά την ημερομηνία της αρχικής αναγνώρισης και τα οποία εκτιμάται ότι θα έχουν επίπτωση στην ομαλή εξυπηρέτηση των δανείων.

Τέλος, έλεγχος απομείωσης διενεργείται σε χρηματοδοτήσεις που έχουν γίνει σε κλάδους της οικονομίας ή συγκεκριμένες γεωγραφικές περιοχές, που έχουν αρχίσει να εμφανίζουν προβλήματα, τα οποία ανεφύησαν μετά την ημερομηνία της αρχικής αναγνώρισης των δανείων.

β) Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου

Το ύψος του γενικού εγκεκριμένου ορίου, σε επίπεδο μεμονωμένου πελάτη ή Ομίλου συνδεδεμένων πελατών, αποτελεί για την Τράπεζα, το βασικό κριτήριο διαχωρισμού για το εάν ο έλεγχος της απομείωσης θα γίνει σε ατομική βάση, ή σε επίπεδο χαρτοφυλακίου.

Η Τράπεζα απεφάσισε το ποσό των € 1 εκατ. να αποτελέσει το σημείο διαχωρισμού.

Για τον ακριβή καθορισμό του ποσού λήφθηκαν υπόψη παράγοντες όπως η σύνθεση του χαρτοφυλακίου, οι συγκεκριμένες συνθήκες σε κάθε αγορά, όπως επίσης και η κτηθείσα μέχρι σήμερα εμπειρία, όσον αφορά τον έλεγχο και την εν γένει διαχείριση του χαρτοφυλακίου.

γ) Καθορισμός των χαρτοφυλακίων με κοινά χαρακτηριστικά κινδύνου

Στις περιπτώσεις που με βάση τα όρια των δανείων, ο έλεγχος πρέπει να γίνει σε επίπεδο χαρτοφυλακίων που εμφανίζουν κοινά χαρακτηριστικά, όσον αφορά την εκδήλωση του πιστωτικού κινδύνου, οι ομάδες χαρτοφυλακίων επιλέγονται με κριτήρια:

i. τις ζώνες καθυστερήσεων που προκύπτουν βάσει των ημερών καθυστερήσεως των δανείων και των απαιτήσεων

ii. την κατηγορία του δανείου (καταναλωτικά, δάνεια με πιστωτικές κάρτες, στεγαστικά κ.λπ.), αν πρόκειται για δάνεια σε ιδιώτη.

Η Τράπεζα τηρεί εσωτερικά στοιχεία με περισσότερη στατιστική ανάλυση και εφόσον από τα ιστορικά δεδομένα τεκμηριωθεί η ανάγκη, προβαίνει σε περαιτέρω ανάλυση ή σε σύμπτυξη χαρτοφυλακίων.

δ) Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια

Η Τράπεζα έχει δημιουργήσει ισχυρή βάση, με ιστορικά δεδομένα έξι ετών, που περιλαμβάνει τα ποσά των δανείων που τελικά απομειώνεται η αξία τους (Loss given default – LGD), μετά την ολοκλήρωση των διαδικασιών αναγκαστικής εκτέλεσης ή άλλων μέτρων που λαμβάνει, στα πλαίσια της προσπάθειας για την ικανοποίηση των απαιτήσεών της από δάνεια και αφού ληφθούν υπόψη οι πάσης φύσεως ενοχικές και εμπράγματες εξασφαλίσεις επί των δανείων.

Με βάση τα δεδομένα αυτά, υπολογίζεται το ύψος της απομείωσης τόσο σε ατομικό επίπεδο, όσο και σε επίπεδο χαρτοφυλακίου, αφού δοθεί σε κάθε ροή η διάσταση του χρόνου.

Η αναγωγή των ταμειακών ροών σε παρούσες αξίες γίνεται με το αρχικό επιτόκιο της πραγματικής απόδοσης.

ε) Εκτοκισμός απομειωμένων δανείων

Όλα τα απομειωμένα δάνεια εκτοκίζονται με το αρχικό επιτόκιο της πραγματικής απόδοσης (effective interest rate) υπολογιζόμενο στο κεφάλαιο που έχει απομείνει μετά την απομείωση.

στ) Χειρισμός των ποσών απομείωσης

Τα ποσά των απομειώσεων τηρούνται σε υποαντίθετους λογαριασμούς προβλέψεων (allowance accounts) μέχρι η Τράπεζα να αποφασίσει την οριστική διαγραφή των ποσών αυτών.

ζ. Ανακτήσεις / εισπράξεις ποσών σε απομειωθέντα δάνεια

Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μεί-

ωση των ήδη αναγνωρισθέντων ποσών απομείωσης ή εισπραχθούν ποσά από διαγραφέντα δάνεια, τα ποσά αυτά αναγνωρίζονται στο λογαριασμό ζημιές απομείωσης και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου.

1.13 Αναβαλλόμενη φορολογία

Αναβαλλόμενος φόρος είναι ο φόρος που θα πληρωθεί ή θα ανακτηθεί στο μέλλον και σχετίζεται με λογιστικές πράξεις που έγιναν κατά τη διάρκεια της κλειομένης χρήσεως αλλά θεωρούνται φορολογητέα έσοδα ή εκπεστέα έξοδα μελλοντικών χρήσεων. Υπολογίζεται στις προσωρινές διαφορές μεταξύ της φορολογικής βάσης των απαιτήσεων και υποχρεώσεων και της αντίστοιχης λογιστικής τους αξίας.

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις υπολογίζονται με τους φορολογικούς συντελεστές που αναμένεται να εφαρμοστούν στην περίοδο κατά την οποία θα τακτοποιηθεί η απαίτηση ή η υποχρέωση, λαμβάνοντας υπόψη τους φορολογικούς συντελεστές (και νόμους) που έχουν θεσπιστεί μέχρι την ημερομηνία του ισολογισμού.

Αναβαλλόμενες φορολογικές απαιτήσεις αναγνωρίζονται μόνο όταν πιθανολογούνται μελλοντικά φορολογητέα κέρδη, από τα οποία παρέχεται η δυνατότητα να εκπέσουν οι αντίστοιχες προσωρινές διαφορές.

Ο αναβαλλόμενος φόρος καταχωρείται στην Κατάσταση Αποτελεσμάτων, μαζί με τον τρέχοντα φόρο, ή απευθείας στην Καθαρή Θέση αν αφορά στοιχεία που έχουν αναγνωρισθεί απευθείας στην Καθαρή Θέση.

1.14 Στοιχεία ενεργητικού προς πώληση

Πρόκειται για ενσώματα πάγια στοιχεία που η Τράπεζα έχει αποκτήσει κυρίως μέσω πλειστηριασμών και προορίζονται για πώληση.

Πριν από την κατάταξή τους ως στοιχεία κατεχόμενα προς πώληση, τα στοιχεία της κατηγορίας αυτής αποτιμώνται με βάση τους κανόνες που επιβάλλονται από τα επιμέρους Λογιστικά Πρότυπα που τα αφορούν.

Τα κατεχόμενα προς πώληση στοιχεία, αρχικά, αναγνωρίζονται στη χαμηλότερη τιμή μεταξύ της λογιστικής και της εύλογης αξίας αφαιρουμένης της παρούσας αξίας τυχόν εξόδων που θα προκύψουν από την πώληση.

Οποιαδήποτε ζημία προκύψει από τη σύγκριση, καταχωρείται άμεσα στα αποτελέσματα. Η παραπάνω ζημία απομείωσης, η οποία δύναται να αναστραφεί στο μέλλον, κατανέμεται στα επιμέρους στοιχεία ενεργητικού, αν η πρόθεση πώλησης αφορά ομάδα στοιχείων Ενεργητικού, με εξαίρεση ορισμένων στοιχείων αυτής της ομάδας, όπως ορίζει το Πρότυπο. Κατά τη διαδικασία κατανομής των ζημιών απομείωσης, πρώτα εξαλείφεται τυχόν υπεραξία (Goodwill), που αντιστοιχεί στην ομάδα και τυχόν υπόλοιπο, που απομένει, κατανέμεται αναλογικά στα υπόλοιπα στοιχεία.

Για τα στοιχεία ενεργητικού που εντάσσονται στην κατηγορία αυτή δεν διενεργούνται αποσβέσεις. Εξετάζονται όμως για τυχόν απομείωση κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Κέρδη και ζημίες από διαθέσεις στοιχείων αυτής της κατηγορίας αναγνωρίζονται στα αποτελέσματα.

1.15 Χρηματοοικονομικές υποχρεώσεις

Αρχική αναγνώριση

Η Τράπεζα, κατά την αρχική αναγνώριση, αποτιμά τις χρηματοοικονομικές υποχρεώσεις στην εύλογη αξία τους. Στην περίπτωση των χρηματοοικονομικών υποχρεώσεων που δεν αποτιμώνται στην εύλογη αξία μέσω της κατάστασης των αποτελεσμάτων, η αξία κατά την αρχική αναγνώριση μειώνεται με τα έξοδα συναλλαγών που σχετίζονται άμεσα με την έκδοση ή δημιουργία τους.

Μεταγενέστερη αποτίμηση

Η Τράπεζα για σκοπούς αποτίμησης διακρίνει τις χρηματοοικονομικές υποχρεώσεις στις ακόλουθες κατηγορίες:

α) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στην εύλογη αξία μέσω αποτελεσμάτων

i. Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία τα οποία κατέχονται για εμπορικούς σκοπούς αν:

Υπάρχει πρόθεση για την πώληση ή την επαναγορά τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς, ή

Είναι παράγωγα προϊόντα που δεν αποτελούν μέσα αντιστάθμισης

ii. Στην κατηγορία αυτή εντάσσονται επίσης χρηματοοικονομικές υποχρεώσεις τις οποίες η Τράπεζα επιλέγει, κατά την αρχική αναγνώριση, να αποτιμήσει στην εύλογη αξία μέσω των αποτελεσμάτων, σύμφωνα με τα κριτήρια που αναφέρονται στη σημείωση 1.5 (σημείο vii).

Η Τράπεζα έχει εντάξει στην κατηγορία των χρηματοοικονομικών υποχρεώσεων που κατέχονται για εμπορικούς σκοπούς, τα παράγωγα προϊόντα που δεν χρησιμοποιούνται για αντιστάθμιση άλλων μέσων.

Τα παράγωγα αυτά, όπως και οι υποχρεώσεις από παράγωγα προϊόντα τα οποία αποτελούν μέσα αντιστάθμισης, εμφανίζονται στις Υποχρεώσεις ως Παράγωγα χρηματοοικονομικά μέσα και οι κανόνες αποτίμησής τους ακολουθούν όσα αναφέρονται στη σημείωση 1.6.

Η Τράπεζα δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικές υποχρεώσεις στην εύλογη αξία μέσω των αποτελεσμάτων.

β) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στο αναπόσβεστο κόστος

Οι υποχρεώσεις αυτές εκτοκίζονται με τη μέθοδο του πραγματικού επιτοκίου.

Στην κατηγορία αυτή ανήκουν οι υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες, οι Ομολογίες εκδόσεώς μας και οι λοιπές δανειακές υποχρεώσεις.

Στην περίπτωση που χρηματοοικονομικές υποχρεώσεις της εν λόγω κατηγορίας υπεισέρχονται σε σχέση αντισταθμίσεως, εφαρμόζονται επιπλέον, οι αρχές που αναφέρονται στη σημείωση 1.6.

Διακοπή αναγνώρισης

Η Τράπεζα διακόπτει την αναγνώριση μιας χρηματοοικονομικής υποχρέωσης (ή μέρους αυτής) όταν αυτή συμβατικά εκπληρώνεται, ακυρώνεται ή εκπνέει.

Η διαφορά ανάμεσα στη λογιστική αξία μιας χρηματοοικονομικής υποχρέωσης που εξοφλείται ή μεταβιβάζεται και του ανταλλάγματος που καταβάλλεται, αναγνωρίζεται στα χρηματοοικονομικά αποτελέσματα.

1.16 Προγράμματα παροχών στο προσωπικό

Στην Τράπεζα λειτουργούν προγράμματα καθορισμένων παροχών καθώς και προγράμματα καθορισμένων συνεισφορών. Στα προγράμματα καθορισμένων παροχών η παροχή αποτελεί συνάρτηση των ετών υπηρεσίας και του μισθού και υπάρχει εγγύηση κάλυψής της από την Τράπεζα.

Στα προγράμματα καθορισμένων συνεισφορών η Τράπεζα καταβάλλει ένα καθορισμένο, κατά περίπτωση, ποσό εισφοράς σε έναν ανεξάρτητο φορέα.

Η Τράπεζα δεν έχει περαιτέρω υποχρέωση, νομική ή τεκμαρτή, να καταβάλει επιπλέον εισφορές, σε περίπτωση που ο φορέας αυτός δεν έχει τα απαραίτητα περιουσιακά στοιχεία για την κάλυψη των παροχών, που σχετίζονται με την υπηρεσία του προσωπικού στο τρέχον ή σε παρελθόντα έτη.

Η υποχρέωση που αναγνωρίζεται στις οικονομικές καταστάσεις για τα προγράμματα καθορισμένων παροχών, είναι η παρούσα αξία των δεδουλευμένων παροχών μείον την εύλογη αξία των περιουσιακών στοιχείων των προγραμμάτων, λαμβάνοντας υπόψη προσαρμογές για τυχόν αναλογιστικά αποτελέσματα (κέρδη/ζημίες) και κόστος για υπηρεσίες παρελθόντων ετών.

Το ποσό που προκύπτει με την ως άνω μέθοδο μπορεί να είναι αρνητικό, δηλαδή απαίτηση. Το ποσό της απαίτησης αυτής δεν μπορεί να υπερβαίνει το σύνολο:

α. των συσσωρευμένων μη αναγνωρισθεισών ζημιών και του κόστους υπηρεσίας παρελθόντων ετών και

β. της παρούσας αξίας του οικονομικού οφέλους που λαμβάνει τη μορφή επιστροφής ποσών από το πρόγραμμα στην Τράπεζα ή μείωσης στα ποσά των μελλοντικών εισφορών της Τραπέζης στο πρόγραμμα.

Το ύψος της υποχρέωσης ή απαίτησης προσδιορίζεται ετησίως βάσει αναλογιστικής μελέτης που εκπονείται από ανεξάρτητη αναλογιστική εταιρία, χρησιμοποιώντας τη μέθοδο της προβλεπόμενης μονάδας υποχρέωσης (projected unit credit method).

Η παρούσα αξία της προσδιορίζεται προεξοφλώντας τις εκτιμώμενες μελλοντικές χρηματοροές με το επιτόκιο που ισχύει για εταιρικό ομόλογο υψηλής πιστωτικής διαβάθμισης, που έχει εκδοθεί σε νόμισμα κοινό με αυτό στο οποίο καταβάλλεται η καθορισμένη παροχή και έχει εναπομένουσα διάρκεια που εναρμονίζεται με τη διάρκεια της σχετικής υποχρέωσης.

Τα συσσωρευμένα αναλογιστικά κέρδη/ζημίες, που προκύπτουν, από την απόκλιση μεταξύ εκτιμήσεων και εμπειρίας καθώς και τη μεταβολή των χρησιμοποιούμενων αναλογιστικών υποθέσεων, κατά το μέρος που υπερβαίνουν το 10% του μεγαλύτερου μεταξύ των δεδουλευμένων υποχρεώσεων και της εύλογης αξίας των περιου-

σιακών στοιχείων του προγράμματος, αποσβένονται σε περίοδο ίση με τη μέση εναπομένουσα εργάσιμη ζωή του προσωπικού.

Το κόστος από την υπηρεσία παρελθόντων ετών αναγνωρίζεται άμεσα στα αποτελέσματα χρήσεως, εκτός αν οι μεταβολές στη βάση υπολογισμού της παροχής εξαρτώνται από την παραμονή των εργαζομένων στην υπηρεσία για μία καθορισμένη χρονική περίοδο. Στη δεύτερη περίπτωση το κόστος υπηρεσίας παρελθόντων ετών αποσβένεται με τη γραμμική μέθοδο στη διάρκεια της περιόδου αυτής.

Για τα προγράμματα καθορισμένων συνεισφορών η Τράπεζα καταβάλλει εισφορές, σε φορείς ασφάλισης δημόσιου ή ιδιωτικού δικαίου καθώς και σε ασφαλιστικές εταιρίες και ειδικούς λογαριασμούς, σε υποχρεωτική ή προαιρετική βάση. Η υποχρέωση εξαντλείται στην καταβολή συγκεκριμένης εισφοράς κατά περίπτωση. Οι εισφορές αναγνωρίζονται στις δαπάνες προσωπικού εφαρμόζοντας την αρχή των δεδουλευμένων. Τυχόν προπληρωμένες εισφορές αναγνωρίζονται ως απαίτηση εφόσον συνοδεύονται είτε με επιστροφή μετρητών είτε με μείωση μελλοντικών εισφορών.

1.17 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό

Η Τράπεζα επιβραβεύει ανώτερα στελέχη της, με κριτήριο την αποδοτικότητά τους, με την χορήγηση δικαιωμάτων προαιρέσεως επί μετοχών της Τραπέζης. Ο αριθμός παρεχομένων δικαιωμάτων, η τιμή και ο χρόνος ενασκήσεώς τους αποφασίζονται κατα περίπτωση από το Διοικητικό Συμβούλιο εντός των πλαισίων που έχει εγκρίνει η Γενική Συνέλευση.

Η εύλογη αξία τους, που προσδιορίζεται κατά την ημερομηνία διάθεσης, αναγνωρίζεται ως αμοιβή (έξοδο) προσωπικού με αντίστοιχη αύξηση αποθεματικού της καθαρής θέσης, κατά την περίοδο μεταξύ διάθεσης και ενάσκησης των εν λόγω δικαιωμάτων. Το ποσό που καταβάλλεται από τους κατόχους των δικαιωμάτων κατά την ενάσκησή τους αυξάνει το μετοχικό κεφάλαιο και το σχηματισθέν αποθεματικό από τα ενασκηθέντα δικαιώματα μεταφέρεται στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

1.18 Προβλέψεις

Προβλέψεις αναγνωρίζονται όταν υπάρχει παρούσα νομική ή τεκμαιρόμενη υποχρέωση, που έχει προκληθεί από γεγονότα που έχουν ήδη συμβεί και είναι βέβαιο ότι η τακτοποίησή της θα δημιουργήσει μία εκροή, το ύψος της οποίας μπορεί να εκτιμηθεί αξιόπιστα.

Η αναγνώριση των προβλέψεων γίνεται στην παρούσα αξία των κεφαλαίων που αναμένεται να απαιτηθούν για να τακτοποιήσουν την συγκεκριμένη υποχρέωση.

Ο υπολογισμός της παρούσας αξίας στηρίζεται σε προεξοφλητικά επιτόκια που αντανακλούν τις σημερινές εκτιμήσεις για την χρονική αξία του χρήματος.

Οι σχηματισθείσες ήδη προβλέψεις μειώνονται με τα ποσά που καταβάλλονται για τον διακανονισμό των συγκεκριμένων υποχρεώσεων.

Το ποσό της σχηματισμένης προβλέψεως επανεκτιμάται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Προβλέψεις για μελλοντικές λειτουργικές ζημίες δεν αναγνωρίζονται.

Μελλοντικά γεγονότα τα οποία μπορεί να επηρεάσουν το ποσό που θα απαιτηθεί για την τακτοποίηση της υποχρεώσεως για την οποία έχει σχηματισθεί πρόβλεψη, λαμβάνονται υπόψη μόνο όταν υπάρχουν επαρκείς αντικειμενικές ενδείξεις ότι θα επισυμβούν.

Αποζημιώσεις που τυχόν λαμβάνονται από τρίτους και αφορούν μέρος ή όλο το ποσό της εκτιμώμενης εκροής, αναγνωρίζονται σαν στοιχείο του Ενεργητικού, μόνο όταν είναι βέβαια η είσπραξή τους. Στην κατάσταση αποτελεσμάτων, το έξοδο που αφορά την πρόβλεψη εμφανίζεται συμψηφισμένο με το ποσό που αναγνωρίζεται για αποζημίωση.

1.19 Συμφωνίες πώλησης και επαναγοράς και δανεισμός τίτλων

Η Τράπεζα προβαίνει σε αγορές χρεογράφων βάσει συμφωνιών επαναπώλησής των σε συγκεκριμένη ημερομηνία στο μέλλον και σε συγκεκριμένη τιμή. Τα χρεόγραφα που αγοράζονται με σκοπό να επαναπωληθούν στο μέλλον δεν αναγνωρίζονται σαν επενδύσεις.

Τα ποσά που πληρώνονται καταχωρούνται ως δάνεια και απαιτήσεις σε Τράπεζες ή πελάτες ανάλογα. Η διαφορά μεταξύ της τιμής αγοράς και της τιμής επαναπώλησης αναγνωρίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Τα χρεόγραφα που πωλούνται βάσει συμφωνιών επαναγοράς δεν διαγράφονται από τον Ισολογισμό. Εμφανίζονται σαν επενδύσεις και αποτιμώνται σύμφωνα με τις αρχές αποτίμησης της κατηγορίας στην οποία έχουν ενταχθεί.

Οι εισπράξεις από την πώληση των χρεογράφων αυτών εμφανίζονται σαν υποχρεώσεις προς πελάτες ή τράπεζες ανάλογα. Η διαφορά μεταξύ της αξίας πώλησης και της τιμής επαναγοράς εμφανίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Χρεόγραφα τα οποία η Τράπεζα δανείζεται, δεν αναγνωρίζονται στον Ισολογισμό, εκτός και αν αυτά πωληθούν σε τρίτους, οπότε το τίμημα της πώλησης αναγνωρίζεται ως υποχρέωση παράδοσης των τίτλων η οποία αποτιμάται στην εύλογη αξία.

1.20 Τιτλοποιήσεις

Η Τράπεζα προβαίνει σε τιτλοποίηση χρηματοοικονομικών στοιχείων ενεργητικού, μεταβιβάζοντας τα εν λόγω στοιχεία σε εταιρίες ειδικού σκοπού, οι οποίες με τη σειρά τους εκδίδουν ομολογίες.

Σε κάθε συναλλαγή τιτλοποιήσεως χρηματοοικονομικών στοιχείων ενεργητικού εξετάζεται, με βάση τους συμβατικούς όρους και την οικονομική ουσία των συναλλαγών, το αν η Τράπεζα θα προβεί σε διακοπή αναγνώρισης των στοιχείων που τιτλοποιούνται, σύμφωνα με τα όσα αναφέρονται στη σημείωση 1.5.

1.21 Καθαρή Θέση

Έξοδα αυξήσεως μετοχικού κεφαλαίου

Άμεσα έξοδα για την έκδοση μετοχών εμφανίζονται, μετά την αφαίρεση του σχετικού φόρου εισοδήματος, σε μείωση του προϊόντος της έκδοσης.

Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Στις περιπτώσεις εξαγοράς επιχειρήσεων, με έκδοση μετοχών, οι οποίες δίδονται ως αντάλλαγμα, η διαφορά, μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της χρηματιστηριακής τους τιμής, καταχωρείται στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

Στο λογαριασμό αυτό καταχωρείται και η διαφορά μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της τιμής διαθέσεώς τους σε περίπτωση αυξήσεως μετοχικού κεφαλαίου.

Ίδιες μετοχές

Το κόστος κτήσεως ιδίων μετοχών εμφανίζεται αφαιρετικά της καθαρής θέσεως. Κάθε κέρδος ή ζημία από την πώληση ιδίων μετοχών, καθαρό από άμεσα για την συναλλαγή έξοδα και φόρους, αναγνωρίζεται απευθείας στο λογαριασμό "Αποτελέσματα εις νέον".

Αποτελέσματα εις νέον

Τα πληρωτέα μερίσματα μειώνουν τον λογαριασμό «Αποτελέσματα εις νέον» και εγγράφονται ως υποχρέωση κατά το χρόνο εγκρίσεως από τη Γενική Συνέλευση των μετόχων.

1.22 Τόκοι έσοδα και έξοδα

Έσοδα και έξοδα τόκων αναγνωρίζονται στα αποτελέσματα για όλα τα χρηματοοικονομικά στοιχεία που αποτιμώνται στο αναπόσβεστο κόστος.

Η αναγνώρισή τους γίνεται με βάση την αρχή των δεδουλευμένων και ο προσδιορισμός τους με τη μέθοδο του πραγματικού επιτοκίου.

Η μέθοδος του πραγματικού επιτοκίου είναι μια μέθοδος υπολογισμού του αναπόσβεστου κόστους ενός χρηματοοικονομικού στοιχείου και επιμερισμού των εσόδων ή εξόδων από τόκους κατά τη διάρκεια της σχετικής περιόδου.

Πραγματικό επιτόκιο είναι το επιτόκιο που προεξοφλεί ακριβώς τις αναμενόμενες ροές των μελλοντικών εισπράξεων ή πληρωμών ενός χρηματοοικονομικού μέσου μέχρι την λήξη της ζωής του ή την επόμενη ημερομηνία αναπροσαρμογής του επιτοκίου του, ώστε η αξία προεξόφλησης να ισούται με την λογιστική αξία του χρηματοοικονομικού μέσου συμπεριλαμβανομένων και τυχόν εξόδων / εσόδων συναλλαγής.

Χρηματοοικονομικά στοιχεία, που έχουν απομειωθεί, εκτοκίζονται στο νέο, απομειωμένο πλέον, υπόλοιπό τους με το πραγματικό τους επιτόκιο.

Έσοδα και έξοδα εκ τόκων υπολογίζονται επίσης και για τα τοκοφόρα χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία.

1.23 Αμοιβές και έσοδα από προμήθειες

Αναγνωρίζονται στα αποτελέσματα κατά το χρόνο που παρασχέθηκαν οι σχετικές υπηρεσίες.

Έσοδα συναλλαγής κατά τη δημιουργία ενός χρηματοοικονομικού μέσου που αποτιμάται στο αναπόσβεστο κόστος, όπως είναι τα δάνεια και οι απαιτήσεις, κεφαλαιοποιούνται και αποσβένονται κατά τη διάρκεια ζωής του χρηματοοικονομικού μέσου, με τη μέθοδο του πραγματικού επιτοκίου.

1.24 Συγκριτικά στοιχεία

Όπου κρίνεται απαραίτητο, τα συγκριτικά στοιχεία της προηγουμένης περιόδου, αναπροσαρμόζονται για να καλύψουν αλλαγές στην παρουσίαση της τρεχούσης περιόδου.

ΑΠΟΤΕΛΕΣΜΑΤΑ

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως	
Τόκοι και εξομοιούμενα έσοδα	**31.12.2008**	**31.12.2007**
Δανείων και απαιτήσεων κατά πιστωτικών ιδρυμάτων	352.575	367.698
Δανείων και απαιτήσεων κατά πελατών	2.640.178	2.194.124
Τιτλοποιημένων δανείων	74.635	
Χρηματοοικονομικών στοιχείων αποτιμώμενων στην εύλογη αξία μέσω αποτελεσμάτων	7.325	10.377
Αξιογράφων διαθεσίμων προς πώληση	360.300	220.564
Αξιογράφων διακρατουμένων μέχρι τη λήξη	46.021	
Παραγώγων χρηματοοικονομικών μέσων	636.023	313.538
Λοιποί	1.904	544
Σύνολο	**4.118.961**	**3.106.845**
Τόκοι και εξομοιούμενα έξοδα		
Υποχρεώσεων προς πιστωτικά ιδρύματα	(303.782)	(199.028)
Υποχρεώσεων προς πελάτες	(717.206)	(424.464)
Δανειακών υποχρεώσεων	(1.026.605)	(855.391)
Παραγώγων χρηματοοικονομικών μέσων	(622.728)	(310.620)
Λοιποί	(98.134)	(89.684)
Σύνολο	**(2.768.455)**	**(1.879.187)**
Καθαρό έσοδο από τόκους	**1.350.506**	**1.227.658**

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Χορηγήσεων	61.092	60.149
Εγγυητικών επιστολών	34.235	30.899
Εισαγωγών - εξαγωγών	14.591	16.033
Πιστωτικών καρτών	75.142	49.900
Συναλλαγών	55.404	58.337
Αμοιβαίων κεφαλαίων	33.484	47.141
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	6.565	6.232
Λοιπές	36.563	53.228
Σύνολο	**317.076**	**321.919**

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Συμμετοχών σε θυγατρικές και συγγενείς εταιρίες	72.908	43.924
Αξιογράφων διαθεσίμων προς πώληση	2.029	1.538
Σύνολο	**74.937**	**45.462**

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Συναλλαγματικές διαφορές	19.660	43.634
Αξιογράφων εμπορικού χαρτοφυλακίου:		
- Ομολόγων	(11.258)	(1.290)
- Μετοχών		3.030
Αξιογράφων χαρτοφυλακίου διαθεσίμων προς πώληση:		
- Ομολόγων	5.649	(135.907)
- Μετοχών	(31.150)	9.283
- Αμοιβαίων κεφαλαίων	(25.156)	9.172
Αξιογράφων χαρτοφυλακίου διακρατουμένων μέχρι τη λήξη:		
- Ομολόγων	(1.680)	
Συμμετοχών	84.059	(1.408)
Παραγώγων χρηματοοικονομικών μέσων	(68.616)	29.060
Λοιπών χρηματοοικονομικών μέσων	7.908	1.593
Σύνολο	**(20.584)**	**(42.833)**

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Ενοίκια κτηρίων	3.896	3.397
Πωλήσεις παγίων	7.360	16.770
Ασφαλιστικές αποζημιώσεις	345	238
Παροχή υπηρεσιών αποσπασμένων υπαλλήλων σε εταιρίες του ομίλου	2.110	2.445
Σύνταξη οικονομοτεχνικών μελετών	2.197	6.237
Λοιπά	5.230	5.791
Σύνολο	**21.138**	**34.878**

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Μισθοί και ημερομίσθια	289.888	277.483
Εισφορές κοινωνικής ασφάλισης	71.415	66.205
Ε.Τ.Α.Τ.	20.417	
Έξοδα προγραμμάτων καθορισμένων παροχών (σημείωση 29)	(725)	11.198
Λοιπές επιβαρύνσεις	48.218	31.808
Σύνολο	**429.213**	**386.694**

Ο αριθμός του απασχολουμένου προσωπικού στην Τράπεζα κατά την 31.12.2008 ήταν 8.903 (31.12.2007: 7.693) άτομα. Εξ αυτών 7.558 (31.12.2007: 6.960) άτομα εργάζονται στο εσωτερικό και 1.345 (31.12.2007: 733) άτομα εργάζονται στο εξωτερικό.

Προγράμματα καθορισμένων συνεισφορών

Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την κύρια σύνταξη στο Ίδρυμα Κοινωνικών Ασφαλίσεων. Επιπλέον, ισχύουν τα κατωτέρω:

α) Το προσωπικό που προέρχεται από την Ιονική και Λαϊκή Τράπεζα της Ελλάδος είναι ασφαλισμένο στον πολυεργοδοτικό φορέα Τ.Α.Π.Ι.Λ.Τ.Α.Τ. για την επικουρική σύνταξη. Σύμφωνα με νομική γνωμάτευση δεν υφίσταται υποχρέωση κάλυψης τυχόν ελλειμμάτων του Ταμείου από την Τράπεζα. Ως εκ τούτου ο λογιστικός χειρισμός που

ακολουθείται είναι αυτός του ταμείου καθορισμένων συνεισφορών. Η Τράπεζα έχει υποβάλλει αίτηση για την ένταξη στο Ενιαίο Ταμείο Ασφάλισης ΤραπεζοϋπαλλήλωνV (Ε.Τ.Α.Τ.) του προσωπικού της που είναι ασφαλισμένο στο Ταμείο Αλληλοβοηθείας Προσωπικού Ιονικής - Λαϊκής Τραπέζης και άλλων Τραπεζών (Τ.Α.Π.Ι.Λ.Τ.Α.Τ.).

β) Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την υγειονομική περίθαλψη στο Ταμείο Ασφάλισης Υπαλλήλων Τραπεζών και Επιχειρήσεων Κοινής Ωφέλειας (ΤΑΥΤΕΚΩ), το οποίο είναι ταμείο καθορισμένων συνεισφορών.

Προγράμματα καθορισμένων παροχών

Ανάλυση των υποχρεώσεων από προγράμματα καθορισμένων παροχών, γίνεται στη σημείωση 29.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Λειτουργικές μισθώσεις κτηρίων	35.208	27.407
Ενοίκια - συντηρήσεις μηχανογραφικού εξοπλισμού	19.858	17.295
Δαπάνες μηχανογραφήσεως	42.806	36.988
Προβολή και διαφήμιση	38.256	35.434
Τηλεφωνικά - ταχυδρομικά	30.466	23.963
Αμοιβές τρίτων	29.825	23.105
Παροχή οικονομικών πληροφοριών από τρίτους	8.043	7.371
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	13.482	11.193
Ασφάλιστρα	5.781	6.740
Υλικά γραφείου	7.511	6.841
Δαπάνες ηλεκτρικής ενέργειας	6.871	5.480
Φόροι (Φ.Π.Α., ακίνητης περιουσίας, κ.λπ.)	41.885	35.487
Συντηρήσεις ακινήτων και εξοπλισμού	5.643	4.245
Καθαριότητα	3.425	2.612
Χρηματαποστολές και φύλακτρα καταστημάτων	8.694	7.075
Διακινήσεις υλικών με μεταφορικά μέσα τρίτων	3.875	3.741
Αμοιβές τρίτων για εξεύρεση πελατείας	7.273	4.637
Λοιπά	53.509	78.876
Σύνολο	**362.411**	**338.490**

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	548.662	172.264
Ζημίες απομειώσεως συμμετοχής	5.100	
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	(41.729)	30.983
Εισπράξεις από διαγραφείσες απαιτήσεις	(16.651)	(8.660)
Σύνολο	**495.382**	**194.587**

Η σοβαρή επιδείνωση της πιστωτικής κρίσης κατά το Γ΄τρίμηνο 2008 και η σταδιακή μεταφορά της στην πραγματική οικονομία, αποτελεί ισχυρή ένδειξη απομείωσης της αξίας του χαρτοφυλακίου των δανείων.

Παρά το γεγονός ότι δεν υπάρχουν ακόμα εκδηλώσεις της κρίσεως στην εξυπηρέτηση του δανειακού χαρτοφυλακίου, η Τράπεζα προέβη σε επανεκτίμηση των πιθανών ζημιών απομείωσης, οι οποίες, ως ποσοστό επί των δανείων, ανέρχονται για το 2008 σε 1,24% έναντι 0,53% για το 2007.

10. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25% για τις χρήσεις 2007 και εφεξής. Με το Ν. 3697/2008 ο φορολογικός συντελεστής μειώνεται, κατά μία μονάδα κατ' έτος, από τη χρήση 2010 για να διαμορφωθεί σε 20% για τη χρήση 2014 και εφεξής.

Με το άρθρο 26 του Ν. 3634/2008 επεβλήθη από τη χρήση 2007 φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%), και στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κλπ.). Τα μόνα εισοδήματα που δεν υπόκεινται σε φορολογία για τις χρήσεις 2007 και 2008, είναι τα έσοδα από μερίσματα, γιατί έχουν ήδη φορολογηθεί στο όνομα των εταιριών από τις οποίες προέκυψαν.

Σημειώνεται ότι, σύμφωνα με το Ν 3697/2008, στα μερίσματα που εγκρίνονται από γενικές συνελεύσεις μετά την 1.1.2009 παρακρατείται φόρος με συντελεστή 10%, με εξάντληση της φορολογικής υποχρέωσης του δικαιούχου.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Τρέχων	75.727	108.373
Αναβαλλόμενος	(14.562)	48.262
Σύνολο φόρου εισοδήματος	**61.165**	**156.635**

Με βάση τα οριζόμενα στον Ν. 3697/2008 για την σταδιακή μείωση των φορολογικών συντελεστών στο διάστημα των ετών 2010 έως 2014, η Τράπεζα προέβη σε επανυπολογισμό των αναβαλλόμενων φόρων με βάση τους νέους φορολογικούς συντελεστές και σε καταχώρηση της σχετικής επίδρασης από τη μείωσή τους στις οικονομικές καταστάσεις.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	5.325	7.141
Φορολογική αναπροσαρμογή αξίας ακινήτων	(870)	
Αποτίμηση δανείων	71.142	(6.829)
Διακοπή εκτοκισμού δανείων	23.108	29.175
Απομείωση δανείων	(48.439)	12.012
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	17.352	15.310
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων	11.716	
Αποτίμηση παραγώγων	(86.335)	(5.496)
Διαμόρφωση πραγματικού επιτοκίου	14.757	4.534
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας	(10.120)	9.887
Αποτίμηση συμμετοχών λόγω αντιστάθμισης	547	(2.976)
Αποτίμηση μετοχών	(7.951)	
Αποτίμηση ομολόγων	(1.862)	1.838
Λοιπές προσωρινές διαφορές	(2.932)	(16.334)
Σύνολο	**(14.562)**	**48.262**

Οι προσωρινές διαφορές από την αποτίμηση ομολόγων και λοιπών χρεογράφων προκύπτουν λόγω της φορολογίας που επιβλήθηκε με το Ν. 3634/2008.

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή

	Από 1 Ιανουαρίου έως			
	31.12.2008		31.12.2007	
	%		%	
Κέρδη πριν το φόρο εισοδήματος		**395.403**		**613.641**
Φόρος εισοδήματος (ονομαστικός φορολογικός συντελεστής)	25	98.851	25	153.410
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,09	339	0,03	183
Εισόδημα μη υπαγόμενο στο φόρο	(9,84)	(38.881)	(1,89)	(11.572)
Έξοδα μη εκπεστέα	2,86	11.297	1,12	6.894
Προσαρμογή φορολογικών συντελεστών για τον υπολογισμό του αναβαλλόμενου φόρου	(0,53)	(2.080)		
Λοιπές φορολογικές προσαρμογές	(2,11)	(8.361)	1,27	7.720
Φόρος Εισοδήματος (πραγματικός φορολογικός συντελεστής)	**15,47**	**61.165**	**25,53**	**156.635**

11. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών, μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Κέρδη αναλογούντα στους Μετόχους	334.238	457.006
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.624.439	405.512.713
Βασικά κέρδη ανά μετοχή (σε €)	0,82	1,13

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως (stock options) σε στελέχη της, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από την ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Κέρδη αναλογούντα στους Μετόχους	334.238	457.006
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	405.624.439	405.512.713
Προσαρμογή για δικαιώματα προαιρέσεως		727.195
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	405.624.439	406.239.908
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,82	1,12

ΕΝΕΡΓΗΤΙΚΟ

12. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	31.12.2008	31.12.2007
Ταμείο	329.269	324.234
Επιταγές εισπρακτέες	88.672	52.546
Διαθέσιμα σε Κεντρικές Τράπεζες	1.306.140	1.273.547
Σύνολο	1.724.081	1.650.327
Μείον: δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	(703.202)	(564.505)
Υπόλοιπο	1.020.879	1.085.822

Η Τράπεζα, είναι υποχρεωμένη να τηρεί στην Τράπεζα της Ελλάδος τρεχούμενο λογαριασμό, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών με αυτή και τις άλλες Τράπεζες, μέσω του συστήματος Target (Trans European – Automated Real Time Gross Settlement Express Transfer System).

Η Τράπεζα της Ελλάδος απαιτεί επίσης, από όλα τα πιστωτικά ιδρύματα που είναι εγκατεστημένα στην Ελλάδα, να διατηρούν καταθέσεις σε αυτή, που αντιστοιχούν στο 2% των συνολικών καταθέσεων των πελατών τους.

Οι καταθέσεις αυτές είναι έντοκες, με επιτόκιο αυτό της αναχρηματοδότησης της Ευρωπαϊκής Κεντρικής Τράπεζας το οποίο ανήλθε την 31.12.2008 σε 2,50% (31.12.2007: 4,18%).

Ταμείο και ταμειακά ισοδύναμα (όπως εμφανίζονται στην κατάσταση ταμειακών ροών)

	31.12.2008	31.12.2007
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.020.879	1.085.822
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	483.851	
Βραχυπρόθεσμες τοποθετήσεις σε άλλες τράπεζες	3.034.394	3.271.106
Σύνολο	4.539.124	4.356.928

13. Απαιτήσεις κατά πιστωτικών ιδρυμάτων

	31.12.2008	31.12.2007
Τοποθετήσεις σε άλλες τράπεζες	7.550.750	6.679.979
Συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	483.851	
Δάνεια σε πιστωτικά ιδρύματα	386.192	669.696
Σύνολο	8.420.793	7.349.675

14. Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων - Εμπορικό χαρτοφυλάκιο

	31.12.2008	31.12.2007
Κρατικοί τίτλοι	73.936	236.340
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	12.511	28.178
- Μη εισηγμένοι	433	270
Σύνολο	86.880	264.788

15. Παράγωγα χρηματοοικονομικά μέσα (απαιτήσεις και υποχρεώσεις)

	31 Δεκεμβρίου 2008		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία	
		Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	2.419.581	101.913	97.976
Προθεσμιακές πράξεις (fx swaps)	3.755.931	56.891	92.592
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	380.931	54.369	7.850
Δικαιώματα προαίρεσης (currency options)	151.341	2.246	2.207
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	4.083	59	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**6.711.867**	**215.478**	**200.625**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	15.069.590	210.508	264.991
Δικαιώματα προαίρεσης (caps)	810.214	4.057	3.268
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**15.879.804**	**214.565**	**268.259**
Δικαιώματα προαίρεσης (options)	20.000	30	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**20.000**	**30**	
γ. Παράγωγα επί εμπορευμάτων			
Πράξεις ανταλλαγής (commodity swaps)	5.078	2.942	2.933
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**5.078**	**2.942**	**2.933**
δ. Παράγωγα επί δεικτών			
Δικαιώματα προαίρεσης (otc options)	10.000	423	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**10.000**	**423**	
Προθεσμιακά συμβόλαια (futures)	595	9	
Δικαιώματα προαίρεσης (listed options)	6.284	34	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**6.879**	**43**	
ε. Πιστωτικά παράγωγα			
Πράξεις ανταλλαγής πιστωτικού κινδύνου (credit default swaps) ενσωματωμένες σε χρεωστικούς τίτλους	304.445		45.521
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**304.445**		**45.521**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	89.522	5.882	1.696
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	237.831	21.865	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**327.353**	**27.747**	**1.696**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	3.124.810	24.616	285.138
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**3.124.810**	**24.616**	**285.138**
γ. Παράγωγα επί δεικτών			
Πράξεις ανταλλαγής δεικτών (index swaps)	30.998	8.542	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**30.998**	**8.542**	
Γενικό Σύνολο	**26.421.234**	**494.386**	**804.172**

	31 Δεκεμβρίου 2007		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία	
		Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	1.149.379	12.635	9.563
Προθεσμιακές πράξεις (fx swaps)	3.148.553	40.986	43.648
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	555.968	63.655	40.104
Δικαιώματα προαίρεσης (currency options)	175.822	3.438	3.261
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	631	1	
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**5.030.353**	**120.715**	**96.576**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	8.262.962	161.194	136.648
Δικαιώματα προαίρεσης (caps)	616.963	2.233	1.388
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**8.879.925**	**163.427**	**138.036**
Προθεσμιακά συμβόλαια (futures)	354.305	99	28
Δικαιώματα προαίρεσης (options)	6.300	32	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**360.605**	**131**	**28**
γ. Παράγωγα επί εμπορευμάτων			
Πράξεις ανταλλαγής (commodity swaps)	14.410	138	124
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**14.410**	**138**	**124**
δ. Παράγωγα επί δεικτών			
Προθεσμιακά συμβόλαια (futures)	202		1
Δικαιώματα προαίρεσης (options)	383	4	
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**585**	**4**	**1**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	95.849	7.935	
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	181.895		46.258
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**277.744**	**7.935**	**46.258**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	4.083.070	92.116	102.106
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**4.083.070**	**92.116**	**102.106**
Γενικό Σύνολο	**18.646.692**	**384.466**	**383.129**

16. Δάνεια και απαιτήσεις κατά πελατών

	31.12.2008	31.12.2007
Ιδιώτες:		
Στεγαστικά:		
- Μη τιτλοποιημένα	8.461.267	9.741.095
- Τιτλοποιημένα	2.715.262	
Καταναλωτικά:		
- Μη τιτλοποιημένα	2.109.934	2.922.529
- Τιτλοποιημένα	1.485.842	
Πιστωτικές κάρτες	1.229.778	1.046.941
Λοιπά	96.770	100.031
Σύνολο	16.098.853	13.810.596
Εταιρίες:		
Επιχειρηματικά δάνεια [1]	26.615.726	21.900.097
Λοιπές απαιτήσεις	488.845	166.342
	43.203.424	**35.877.035**
Μείον:		
Συσσωρευμένες απομειώσεις [2]	(1.014.146)	(609.161)
Σύνολο	**42.189.278**	**35.267.874**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2007	**739.327**
Συναλλαγματικές διαφορές	(163)
Ζημίες απομειώσεως χρήσεως (σημείωση 9)	172.264
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	38.700
Ποσά που χρησιμοποιήθηκαν στη χρήση για διαγραφές	(340.967)
Υπόλοιπο 31.12.2007	**609.161**
Συναλλαγματικές διαφορές	18
Ζημιές απομειώσεως χρήσεως (σημείωση 9)	548.662
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	50.241
Ποσά που χρησιμοποιήθηκαν στη χρήση για διαγραφές	(193.936)
Υπόλοιπο 31.12.2008	**1.014.146**

Η Τράπεζα έχει προβεί σε τιτλοποίηση στεγαστικών και καταναλωτικών δανείων μέσω εταιριών ειδικού σκοπού ελεγχομένων από αυτή. Η Τράπεζα διακρατεί στην ουσία όλους τους κινδύνους που απορρέουν από αυτά μέσω της παροχής εγγυήσεων προς τους κατόχους των ομολογιών που εκδίδονται.

[1] Σύμφωνα με τις τροποποιήσεις του ΔΛΠ 39, η Τράπεζα μετέφερε χρεόγραφα ποσού € 16,8 εκατ. από το χαρτοφυλάκιο των διαθεσίμων προς πώληση αξιογράφων στο δανειακό χαρτοφυλάκιο, καθώς τα χρεόγραφα αυτά δε διαπραγματεύονται σε ενεργό αγορά και η Τράπεζα έχει την πρόθεση να τα διακρατήσει στο άμεσο μέλλον. Η αξία των ανωτέρω χρεόγραφων, τα οποία περιλαμβάνονται στα επιχειρηματικά δάνεια, έχει απομειωθεί κατά €13,4 εκατ.

[2] Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία (σημείωση 31) ύψους €4.200 (31.12.2007: €45.929). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε €1.018.346 (31.12.2007: €655.090).

17. Αξιόγραφα επενδυτικού χαρτοφυλακίου

α. Διαθέσιμα προς πώληση

	31.12.2008	31.12.2007
Κρατικοί τίτλοι	239.757	1.856.217
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	5.530.410	4.310.379
- Μη εισηγμένοι	195.062	34.269
Μετοχές:		
- Εισηγμένες	37.920	62.672
- Μη εισηγμένες	4.408	6.172
Λοιποί τίτλοι μεταβλητής αποδόσεως	26.340	30.668
Σύνολο	**6.033.897**	**6.300.377**

β. Διακρατούμενα μέχρι τη λήξη

	31.12.2008	
	Αναπόσβεστο κόστος	Εύλογη αξία
Κρατικοί τίτλοι	1.805.579	1.697.446
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	2.558.601	2.144.857
- Μη εισηγμένοι	124.529	121.637
Σύνολο	**4.488.709**	**3.963.940**

Στο χαρτοφυλάκιο των διακρατουμένων μέχρι τη λήξη ομολόγων περιλαμβάνονται και ομόλογα αξίας €1,1 δισ., τα οποία μέχρι την 30.6.2008 είχαν χαρακτηρισθεί ως "Διαθέσιμα προς πώληση".

Η μεταφορά των ομολόγων έγινε στην εύλογη αξία τους κατά την 30.6.2008, η οποία αποτελεί πλέον το νέο αναπόσβεστο κόστος επί του οποίου υπολογίζεται το έσοδο εκ τόκων, με τη μέθοδο του πραγματικού επιτοκίου. Κατά την ίδια ημερομηνία, η εύλογη αξία τους ήταν μικρότερη της αξίας κτήσεώς τους κατά €63,3 εκατ. Η διαφορά αυτή έχει αναγνωρισθεί στην καθαρή θέση και αποσβένεται στα αποτελέσματα εκ τόκων κατά τη διάρκεια της εναπομένουσας ζωής των ομολόγων.

Αν τα ανωτέρω χρεόγραφα παρέμεναν στο χαρτοφυλάκιο των διαθεσίμων προς πώληση χρεογράφων η εύλογη αξία τους θα ήταν μικρότερη της αξίας κτήσεώς τους επιπλέον €217 εκατ.

18. Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Θυγατρικές		
Υπόλοιπο αρχής περιόδου	**1.625.309**	**1.587.804**
Προσθήκες [1]	231.114	52.634
Μειώσεις [2]	(116.067)	(1.117)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας [3]	(239)	(14.012)
Υπόλοιπο τέλους περιόδου	**1.740.117**	**1.625.309**
Συγγενείς		
Υπόλοιπο αρχής περιόδου	**74**	**5.624**
Προσθήκες		20
Μειώσεις		(5.570)
Υπόλοιπο τέλους περιόδου	**74**	**74**
Κοινοπραξίες		
Υπόλοιπο αρχής περιόδου	**717**	**122**
Προσθήκες [4]	10.008	615
Μειώσεις	(14)	(20)
Υπόλοιπο τέλους περιόδου	**10.711**	**717**
Σύνολο	**1.750.902**	**1.626.100**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και οι αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου, οι εκκαθαρίσεις εταιριών, οι εισφορές σε είδος και οι απομειώσεις.

[1] *Περιλαμβάνονται τα εξής ποσά που αφορούν:*
α. Αυξήσεις μετοχικού κεφαλαίου
€ 126.342 της Astra Bank OJSC.
€ 49.770 της Alpha Bank Srbija A.D.
€ 19.918 της Alpha Bank Romania S.A.
€ 7.300 της Ionian Equity Participations Ltd
β. Αγορές μετοχών
€ 13.058 της Astra Bank OJSC.
€ 4.741 της Alpha Αστικά Ακίνητα Α.Ε.
€ 3.878 της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.

[2] *Αφορά κυρίως την πώληση στην θυγατρική της Τραπέζης Alpha Group Investment Ltd των εξής συμμετοχών:*
€ 48.495 της Alpha Αστικά Ακίνητα Α.Ε.
€ 62.397 της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.

[3] *Η Τράπεζα, κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της στην Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance U.S. Corporation.*

[4] *Περιλαμβάνονται τα εξής ποσά που αφορούν:*
α. Αυξήσεις μετοχικού κεφαλαίου
€ 3.827 της APE Commercial Property A.E.
€ 3.005 της APE Fixed Assets A.E.
β. Αγορές μετοχών
€ 3.060 του Α/Κ Επιχειρηματικών Συμμετοχών Alpha - TANEO A.K.E.Σ
€ 116 της APE Commercial Property A.E.

Βασικά μεγέθη εταιριών συμμετοχής

Α. ΘΥΓΑΤΡΙΚΕΣ

		Υπόλοιπα 31.12.2008			1.1 - 31.12.2008		
Επωνυμία εταιρίας	Έδρα	Ενεργητικό	Ίδια Κεφάλαια	Υποχρεώσεις	Κύκλος εργασιών	Κέρδη / (Ζημιές) προ Φόρων	Συμμετοχή της Τραπέζης %
Τράπεζες							
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	681.008	68.729	612.279	42.732	2.031	100,00
2. Alpha Bank Cyprus Ltd	Κύπρος	6.921.357	407.925	6.513.432	369.506	102.144	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	4.340.320	262.931	4.077.389	520.960	43.068	99,44
4. Alpha Bank AD Skopje	FYROM	191.445	25.800	165.645	13.490	(1.792)	100,00
5. Alpha Bank Srbija A.D.	Σερβία	648.828	167.990	480.838	566.234	9.993	100,00
6. Astra Bank OJSC	Ουκρανία	143.840	94.589	49.251	13.650	1.743	93,33
Χρηματοδοτικές εταιρίες							
1. Alpha Leasing A.E.	Ελλάδα	1.275.915	286.083	989.832	88.537	21.080	100,00
2. Alpha Leasing Romania S.A.	Ρουμανία	138.703	12.400	126.303	36.064	249	62,94
3. ABC Factors A.E.	Ελλάδα	545.646	77.659	467.987	37.576	12.040	100,00
Investment Banking							
1. Alpha Finance A.E.Π.Ε.Υ.	Ελλάδα	80.628	55.734	24.894	43.158	15.408	99,62
2. Alpha Finance US Corporation	Η.Π.Α.	1.208	1.101	107	629	(445)	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	3.092	1.023	2.069	1.287	(396)	45,68
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	27.903	27.490	413	1.931	1.026	99,42
Asset Management							
1. Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	41.201	36.264	4.937	46.268	10.648	85,21
2. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	11.760	9.916	1.844	7.812	(1.724)	99,00
Ασφαλιστικές							
1. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	8.767	7.723	1.044	9.261	9.174	100,00
2. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	52.699	10.083	42.616	31.473	2.349	17,95
3. ALPHALIFE A.A.E.Z.	Ελλάδα	5.996	5.992	4	89	(10)	99,90
Εταιρίες ειδικού σκοπού και συμμετοχών							
1. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	17.462.851	18.834	17.444.017	1.032.386	23.733	100,00
2. Alpha Group Jersey Ltd	Jersey	1.064.379	381	1.063.998	65.572	196	100,00
3. Alpha Group Investment Ltd	Κύπρος	272.478	272.018	460	11.023	10.995	100,00
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	362.793	361.364	1.429	16.734	16.639	100,00
5. Messana Holdings S.A.	Λουξεμβούργο	68	62	6	19	3	99,00
6. Ionian Equity Participations Ltd	Κύπρος	31.003	27.612	3.391	80	56	100,00
7. Alpha Covered Bonds Plc	Ηνωμένο Βασίλειο	17	17				100,00
Διάφορες εταιρίες							
1. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	19.919	19.503	416	1.603	1.102	100,00
2. Ευρυμάθεια Α.Ε.	Ελλάδα	1.212	303	909	32	(58)	100,00
3. Καφέ Alpha A.E.	Ελλάδα	235	146	89	264	37	99,00
4. Ιονική Υποστηρικτικών Εργασιών Α.Ε.	Ελλάδα	34.462	(2.914)	37.376		(4.075)	99,00

Β. ΣΥΓΓΕΝΕΙΣ

1. ΕΒΙΣΑΚ Α.Ε.	Ελλάδα		3.345				27,00
2. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα		147				50,00

Γ. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)

1. Cardlink A.E.	Ελλάδα	500	160	340	970	(132)	50,00
2. APE Fixed Assets A.E.	Ελλάδα	45.844	311	45.532	2	(2.512)	60,10
3. APE Commercial Property A.E.	Ελλάδα	71.212	154	71.058	24	(3.501)	72,20
4. APE Investment Property S.A.	Ελλάδα	252.367	(4.804)	257.171	24.110	(8.828)	67,42
5. Alpha TANEO A.K.E.Σ.	Ελλάδα	5.410	5.396	14	149	(604)	51,00

19. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2007	
Αξία κτήσεως	48.449
Συσσωρευμένες αποσβέσεις	(6.443)
Αναπόσβεστη αξία 1.1.2007	42.006
1.1.2007 - 31.12.2007	
Αναπόσβεστη αξία 1.1.2007	42.006
Προσθήκες	770
Αποσβέσεις περιόδου	(406)
Αναπόσβεστη αξία 31.12.2007	42.370
Υπόλοιπα την 31.12.2007	
Αξία κτήσεως	49.219
Συσσωρευμένες αποσβέσεις	(6.849)
1.1.2008 - 31.12.2008	
Αναπόσβεστη αξία 1.1.2008	42.370
Προσθήκες	519
Μεταφορές σε "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(274)
α) Αξία κτήσεως	(425)
β) Αποσβεσμένα	151
Αποσβέσεις περιόδου	(420)
Αναπόσβεστη αξία 31.12.2008	42.195
Υπόλοιπα την 31.12.2008	
Αξία κτήσεως	49.313
Συσσωρευμένες αποσβέσεις	(7.118)

Η εύλογη αξία των επενδύσεων σε ακίνητα κατά την 31.12.2008, όπως αυτή προσδιορίσθηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., ανήρχετο σε €43.592.

20. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	663.951	1.142	269.300	934.393
Συσσωρευμένες αποσβέσεις	(166.618)	(942)	(222.197)	(389.757)
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
1.1.2007 - 31.12.2007				
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
Προσθήκες	32.462		21.926	54.388
Συναλλαγματικές διαφορές	42		12	54
α) Αξία κτήσεως	62		40	102
β) Αποσβεσμένα	(20)		(28)	(48)
Διαθέσεις	(4.592)		(111)	(4.703)
α) Αξία κτήσεως	(7.517)		(1.551)	(9.068)
β) Αποσβεσμένα	2.925		1.440	4.365
Μεταφορά από "Στοιχεία Ενεργητικού προς πώληση" [1]	42.405			42.405
α) Αξία κτήσεως	43.298			43.298
β) Αποσβεσμένα	(893)			(893)
Αποσβέσεις περιόδου	(15.640)	(120)	(17.189)	(32.949)
Αναπόσβεστη αξία 31.12.2007	552.010	80	51.741	603.831
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	732.256	1.142	289.715	1.023.113
Συσσωρευμένες αποσβέσεις	(180.246)	(1.062)	(237.974)	(419.282)
1.1.2008 - 31.12.2008				
Αναπόσβεστη αξία 1.1.2008	552.010	80	51.741	603.831
Προσθήκες	49.677		31.339	81.016
Συναλλαγματικές διαφορές	(49)		(23)	(72)
α) Αξία κτήσεως	(73)		(61)	(134)
β) Αποσβεσμένα	24		38	62
Διαθέσεις	(220)		(401)	(621)
α) Αξία κτήσεως	(770)		(3.282)	(4.052)
β) Αποσβεσμένα	550		2.881	3.431
Μεταφορά από "Επενδύσεις σε ακίνητα"	281			281
α) Αξία κτήσεως	433			433
β) Αποσβεσμένα	(152)			(152)
Μεταφορά		(60)	50	(10)
α) Αξία κτήσεως		(1.142)	1.132	(10)
β) Αποσβεσμένα		1.082	(1.082)	
Αποσβέσεις περιόδου	(15.163)	(20)	(19.790)	(34.973)
Αναπόσβεστη αξία 31.12.2008	586.536		62.916	649.452
Υπόλοιπα την 31.12.2008				
Αξία κτήσεως	781.523		318.843	1.100.366
Συσσωρευμένες αποσβέσεις	(194.987)		(255.927)	(450.914)

Η λογιστική αξία των ιδιόκτητων οικοπέδων και κτηρίων ανήρχετο την 31.12.2008 σε €514.276. Η εύλογη αξία των παγίων αυτών κατά την 31.12.2008, όπως προσδιορίστηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., ανήρχετο σε €546.375.

[1] Κατά τη χρήση 2007 ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία "Στοιχεία Ενεργητικού προς πώληση", λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει. Οι αποσβέσεις που αντιστοιχούν στο χρονικό διάστημα που τα συγκεκριμένα ακίνητα είχαν καταταγεί στην κατηγορία "Στοιχεία Ενεργητικού προς πώληση" ανέρχονται σε € 2,2 εκατ. και έχουν επιβαρύνει τα αποτελέσματα της χρήσεως 2007.

21. Υπεραξία και λοιπά άυλα πάγια

	Software	Δικαιώματα τραπεζικής ιδιοκτησίας	Σύνολα
Υπόλοιπα την 1.1.2007			
Αξία κτήσεως	126.671		126.671
Συσσωρευμένες αποσβέσεις	(84.567)		(84.567)
Αναπόσβεστη αξία 1.1.2007	42.104		42.104
1.1.2007 - 31.12.2007			
Αναπόσβεστη αξία 1.1.2007	42.104		42.104
Προσθήκες [1]	30.385	1.785	32.170
Συναλλαγματικές διαφορές	11		11
α) Αξία κτήσεως	11		11
β) Αποσβεσμένα			
Διαθέσεις	(618)		(618)
α) Αξία κτήσεως	(618)		(618)
β) Αποσβεσμένα			
Αποσβέσεις περιόδου	(17.801)	(30)	(17.831)
Αναπόσβεστη αξία 31.12.2007	54.081	1.755	55.836
Υπόλοιπα την 31.12.2007			
Αξία κτήσεως	156.449	1.785	158.234
Συσσωρευμένες αποσβέσεις	(102.368)	(30)	(102.398)
1.1.2008 - 31.12.2008			
Αναπόσβεστη αξία 1.1.2008	54.081	1.755	55.836
Προσθήκες	35.172		35.172
Συναλλαγματικές διαφορές	(13)		(13)
α) Αξία κτήσεως	(21)		(21)
β) Αποσβεσμένα	8		8
Διαθέσεις	(73)		(73)
α) Αξία κτήσεως	(178)		(178)
β) Αποσβεσμένα	105		105
Αποσβέσεις περιόδου	(21.842)	(357)	(22.199)
Αναπόσβεστη αξία 31.12.2008	67.325	1.398	68.723
Υπόλοιπα την 31.12.2008			
Αξία κτήσεως	191.422	1.785	193.207
Συσσωρευμένες αποσβέσεις	(124.097)	(387)	(124.484)

[1] *Το ποσό των € 1.785 αφορά αγορά εμπορικού σήματος και λοιπών δικαιωμάτων, που η Τράπεζα αποσβένει σε 5 χρόνια.*

22. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	31.12.2008	31.12.2007
Αναβαλλόμενες φορολογικές απαιτήσεις	316.069	158.160
Αναβαλλόμενες φορολογικές υποχρεώσεις	(158.212)	(82.960)
Σύνολο	**157.857**	**75.200**

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις προκύπτουν ως εξής:

	1.1.2008 - 31.12.2008			
		Αναγνώριση		
	Υπόλοιπο 1.1.2008	Στην Κατάσταση Αποτελεσμάτων	Στην Καθαρή Θέση	Υπόλοιπο 31.12.2008
Αποσβέσεις παγίων	8.555	(5.325)		3.230
Φορολογική αναπροσαρμογή αξίας ακινήτων		870		870
Αποτίμηση δανείων	18.535	(71.142)		(52.607)
Διακοπή εκτοκισμού δανείων	(53.459)	(23.108)		(76.567)
Απομείωση δανείων	(4.707)	48.439		43.732
Αποτίμηση παραγώγων	(695)	86.335		85.640
Λοιπές προβλέψεις	17.378	5.072		22.450
Λοιπές απαιτήσεις	(3.204)	(2.140)		(5.344)
Διαμόρφωση πραγματικού επιτοκίου	(1.385)	(14.757)		(16.142)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	110.716	(17.352)		93.364
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης ΤραπεζοϋπαλλήλωνN		(11.716)		(11.716)
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(17.672)	10.120		(7.552)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης	2.976	(547)		2.429
Αποτίμηση μετοχών		7.951	5.252	13.203
Αποτίμηση ομολόγων	(1.838)	1.862	62.843	62.867
Σύνολο	**75.200**	**14.562**	**68.095**	**157.857**

	1.1.2007 - 31.12.2007			
		Αναγνώριση		
	Υπόλοιπο 1.1.2007	Στην Κατάσταση Αποτελεσμάτων	Στην Καθαρή Θέση	Υπόλοιπο 31.12.2007
Αποσβέσεις παγίων	15.696	(7.141)		8.555
Αποτίμηση δανείων	11.706	6.829		18.535
Διακοπή εκτοκισμού δανείων	(24.284)	(29.175)		(53.459)
Απομείωση δανείων	7.305	(12.012)		(4.707)
Αποτίμηση παραγώγων	(6.191)	5.496		(695)
Λοιπές προβλέψεις	590	16.788		17.378
Λοιπές απαιτήσεις	(2.750)	(454)		(3.204)
Διαμόρφωση πραγματικού επιτοκίου	3.149	(4.534)		(1.385)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	126.026	(15.310)		110.716
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(7.785)	(9.887)		(17.672)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης		2.976		2.976
Αποτίμηση ομολόγων		(1.838)		(1.838)
Σύνολο	**123.462**	**(48.262)**		**75.200**

23. Λοιπά στοιχεία ενεργητικού

	31.12.2008	31.12.2007
Προπληρωθέντα έξοδα	8.441	11.669
Έσοδα εισπρακτέα	7.665	3.845
Προκαταβεβλημένοι και παρακρατημένοι φόροι	181.235	161.558
Προκαταβολές προσωπικού	7.618	7.431
Απαιτήσεις από προγράμματα καθορισμένων παροχών στους εργαζομένους (σημείωση 29)	47.311	49.189
Επιπλέον εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων (Ν.3714/2008)	52.290	
Λοιπά	114.966	46.934
Σύνολο	**419.526**	**280.626**

Με το άρθρο 6 του Ν.3714/7.11.2008, αυξήθηκε το ποσό των καταθέσεων που καλύπτεται από το σύστημα εγγυήσεως καταθέσεων από €20.000 σε €100.000, ανά καταθέτη. Αυξήθηκαν επίσης τα ποσοστά υπολογισμού της εισφοράς που καταβάλλουν οι τράπεζες στο Ταμείο Εγγυήσεως Καταθέσεων.

Έτσι, οι τράπεζες κατέβαλαν συμπληρωματικές εισφορές για το έτος 2008. Στο νόμο 3746/16.2.2009 με θέμα «Ταμείο Εγγυήσεως Καταθέσεων και Επενδύσεων (ΤΕΚΕ)» προβλέπεται ότι το ποσό της διαφοράς της ετήσιας τακτικής εισφοράς των Πιστωτικών Ιδρυμάτων, που προκύπτει από την εφαρμογή του άρθρου 6 του Ν.3714/2008, περιέρχεται σε ειδική ομάδα περιουσίας, της οποίας τα επιμέρους στοιχεία ανήκουν εξ αδιαιρέτου, κατά το ποσοστό συμμετοχής εκάστου, στα συμμετέχοντα Πιστωτικά Ιδρύματα.

24. Στοιχεία ενεργητικού προς πώληση

Τα στοιχεία ενεργητικού προς πώληση κατά την 31.12.2008 ανήρχοντο σε €53.283 (31.12.2007: €54.706) και περιελάμβαναν ακίνητα €53.077 (31.12.2007: €54.161) και μηχανολογικό εξοπλισμό €206 (31.12.2007: €545).

Η εύλογη αξία των ακινήτων προς πώληση, κατά την 31.12.2008, όπως προσδιορίστηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., ανήρχετο σε €64.319.

ΥΠΟΧΡΕΩΣΕΙΣ

25. Υποχρεώσεις προς πιστωτικά ιδρύματα

	31.12.2008	31.12.2007
Καταθέσεις:		
- Όψεως	400.433	40.090
- Προθεσμίας		
Ευρωπαϊκής Κεντρικής Τράπεζας	5.183.611	96.314
Λοιπών πιστωτικών ιδρυμάτων	3.285.691	3.308.628
Πράξεις προσωρινής εκχωρήσεως (Repos)	1.063.730	1.923.548
Δανειακές υποχρεώσεις	950.504	268.982
Σύνολο	**10.883.969**	**5.637.562**

26. Υποχρεώσεις προς πελάτες

	31.12.2008	31.12.2007
Καταθέσεις:		
- Όψεως	5.348.640	5.734.927
- Ταμιευτηρίου	7.900.871	9.122.487
- Προθεσμίας:		
Synthetic Swaps	1.103.037	724.038
Λοιπές	19.247.515	7.469.973
Πράξεις προσωρινής εκχωρήσεως (Repos)	60.742	113.174
	33.660.805	**23.164.599**
Επιταγές και εντολές πληρωτέες	155.289	170.289
Σύνολο	**33.816.094**	**23.334.888**

27. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Βραχυπρόθεσμα χρεόγραφα (ECP) [1]	
Υπόλοιπο 1.1.2008	-
Μεταβολές περιόδου 1.1 – 31.12.2008	
Νέες εκδόσεις	2.605.910
Λήξεις/Ανακλήσεις	(2.409.223)
Δεδουλευμένοι τόκοι	24.193
Συναλλαγματικές διαφορές	27.492
Υπόλοιπο 31.12.2008	**248.372**
Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2008	**18.187.633**
Μεταβολές περιόδου 1.1 – 31.12.2008	
Νέες εκδόσεις [2]	4.945.354
Λήξεις/Ανακλήσεις	(8.083.035)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	28.545
Δεδουλευμένοι τόκοι	(8.925)
Συναλλαγματικές διαφορές	27.470
Υπόλοιπο 31.12.2008	**15.097.042**
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2008	**1.412.431**
Μεταβολές περιόδου 1.1 – 31.12.2008	
Λήξεις/Ανακλήσεις [3]	(350.000)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	11.931
Δεδουλευμένοι τόκοι	(2.562)
Συναλλαγματικές διαφορές	56.492
Υπόλοιπο 31.12.2008	**1.128.292**
Υβριδικοί τίτλοι	
Υπόλοιπο 1.1.2008	**921.912**
Μεταβολές περιόδου 1.1 – 31.12.2008	
Δεδουλευμένοι τόκοι	28
Υπόλοιπο 31.12.2008	**921.940**
Σύνολο	**17.395.646**

Την 18.7.2008 ολοκληρώθηκε η έκδοση δύο καλυμμένων ομολογιακών δανείων, μέσω της θυγατρικής εταιρίας της Τραπέζης Alpha Covered Bonds Plc, στα πλαίσια του άρθρου 91 του Ν.3601/2007 και της ΠΔ/ΤΕ 2598/2.11.2007. Οι ομολογίες που προέρχονται από τιτλοποίηση στεγαστικών δανείων, ύψους €1 δισ. έκαστη, έχουν τριετή και πενταετή διάρκεια αντιστοίχως, έχουν την εγγύηση της Τραπέζης καθώς και κάλυμμα τα παραπάνω δάνεια. Οι ομολογίες, που έχουν αξιολογηθεί

[1] Η Τράπεζα αντλεί βραχυπρόθεσμη ρευστότητα μέσω προγράμματος εκδόσεως ευρω-εμπορικών γραμματίων (Euro Commercial Paper) συνολικού ύψους €5 δισ. Οι τίτλοι του προγράμματος αυτού μπορούν να εκδίδονται υπό το άρτιο, να φέρουν κυμαινόμενο ή σταθερό επιτόκιο, ή επιτόκιο συνδεδεμένο με κάποιο δείκτη και η διάρκειά τους κυμαίνεται από 1 ημέρα έως και 364 ημέρες. Τα νομίσματα στα οποία είναι εκφρασμένες οι εκδόσεις μπορούν να διαφοροποιούνται μεταξύ του Ευρώ, του δολαρίου ΗΠΑ, της λίρας Αγγλίας, του ελβετικού φράγκου, του γιεν, του δολαρίου Αυστραλίας, του δολαρίου Καναδά και οιουδήποτε άλλου νομίσματος που θα συμφωνηθεί μεταξύ των αντισυμβαλλόμενων.

Το περιθώριο των εκδόσεων σε ευρώ κυμάνθηκε κατά μέσο όρο από 9 έως 35 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.

Το περιθώριο των εκδόσεων σε δολάρια ΗΠΑ διαμορφώθηκε από 14 έως 42 μονάδες βάσης πάνω από το επιτόκιο Libor της αντίστοιχης διάρκειας.

Το περιθώριο των εκδόσεων σε Γιεν διαμορφώθηκε από 20 έως 25 μονάδες βάσης πάνω από το επιτόκιο Libor της αντίστοιχης διάρκειας.

[2] Από τις νέες κοινές ομολογιακές εκδόσεις ποσό €4.609 εκατ. φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από 12 μέχρι και 125 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.

Επίσης νέες ομολογιακές εκδόσεις ποσού €555 εκατ. ενσωματώνουν δικαίωμα πωλήσεως εκ μέρους του επενδυτή και φέρουν κυμαινόμενο επιτόκιο Euribor με κλιμακωτό περιθώριο, το οποίο μπορεί να λάβει μέγιστη τιμή μεταξύ 40 και 120 μονάδων βάσης σε περίπτωση μη ενασκήσεως του δικαιώματος από τον επενδυτή.

[3] Την 19.2.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.

Την 10.7.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.

Την 24.11.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 150 εκατ. και αρχικής διάρκειας 10 ετών.

ως ΑΑΑ από τρεις διεθνείς οίκους (Standard & Poor's, Moody's και Fitch), κατέχονται έως σήμερα από την Τράπεζα και έχουν δοθεί ως εξασφάλιση, για πράξεις νομισματικής πολιτικής, στην Τράπεζα της Ελλάδος. Δύνανται όμως να διατεθούν και σε επενδυτές.

Η υποχρέωση από την τιτλοποίηση των στεγαστικών δανείων της Τραπέζης, δεν εμφανίζεται στο λογαριασμό "Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις" διότι οι αντίστοιχοι τίτλοι, που έχουν εκδοθεί από τη θυγατρική εταιρία της Τραπέζης Alpha Covered Bonds Plc, ιδιοκατέχονται από την Τράπεζα.

Την 9.12.2008 ολοκληρώθηκε η έκδοση δύο ομολογιακών δανείων, μέσω της θυγατρικής εταιρίας της Τραπέζης Katanalotika Plc με κάλυμμα προσωπικά και καταναλωτικά δάνεια καθώς και δάνεια αυτοκινήτων της Τραπέζης. Οι ομολογίες, που προέρχονται από τιτλοποίηση καταναλωτικών δανείων, κατέχονται από την Τράπεζα και η κοινή έκδοση, που έχει αξιολογηθεί ως Aa2 από τον οίκο Moody's, έχει δοθεί ως εξασφάλιση, για πράξεις αναχρηματοδότησης από την Τράπεζα της Ελλάδος.

Η υποχρέωση ποσού €1,45 δισ. από την τιτλοποίηση των καταναλωτικών δανείων δεν εμφανίζεται στο λογαριασμό "Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις" διότι οι αντίστοιχοι τίτλοι, που έχουν εκδοθεί από τη θυγατρική, ιδιοκατέχονται από την Τράπεζα.

28. Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους

	31.12.2008	31.12.2007
Για τρέχοντα φόρο εισοδήματος	71.616	104.266
Για λοιπούς φόρους	26.239	23.597
Σύνολο	**97.855**	**127.863**

29. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Τα συνολικά μεγέθη, που αναγνωρίσθηκαν στις οικονομικές καταστάσεις, για τις υποχρεώσεις καθορισμένων παροχών παρουσιάζονται στον κάτωθι πίνακα:

	Ισολογισμός 31.12.2008 Υποχρέωση/ (Απαίτηση)	Αποτελέσματα χρήσεως 1.1.-31.12.2008 Έξοδα/(Έσοδα)	Ισολογισμός 31.12.2007 Υποχρέωση/ (Απαίτηση)	Αποτελέσματα χρήσεως 1.1.-31.12.2007 Έξοδα/(Έσοδα)
ΤΑΠ - Επικουρική Σύνταξη				(1.199)
ΤΑΠ - Εφάπαξ Παροχή	(47.311)	3.008	(49.189)	4.203
Σύνολο	**(47.311)**	**3.008**	**(49.189)**	**3.004**
ΤΑΠΙΛΤ	-	(3.733)	3.733	8.194
Σύνολο		**(725)**		**11.198**

Τα ποσά των μεγεθών του Ισολογισμού και της καταστάσεως αποτελεσμάτων χρήσεως αναλύονται κατωτέρω ανά ταμείο ως εξής:

α. Ταμείο Αλληλοβοήθειας Προσωπικού (ΤΑΠ) της πρώην Alpha Τραπέζης Πίστεως

Μετά την ένταξη των μελών του ΤΑΠ στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων για την επικουρική ασφάλιση (άρθρο 10, Ν. 3620/2007), το ΤΑΠ χορηγεί αποκλειστικά εφάπαξ παροχές με την εγγύηση της Τραπέζης.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2008	31.12.2007
Παρούσα αξία δεδουλευμένων υποχρεώσεων	128.895	127.035
Εύλογη αξία των περιουσιακών στοιχείων του ταμείου	(156.268)	(162.031)
Έλλειμμα/(Πλεόνασμα)	**(27.373)**	**(34.996)**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(19.938)	(14.193)
Απαίτηση στον ισολογισμό	**(47.311)**	**(49.189)**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2008	**31.12.2007**
Τρέχον κόστος υπηρεσίας	4.751	5.484
Κόστος επιτοκίου	6.391	5.342
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του ταμείου	(8.134)	(6.623)
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**3.008**	**4.203**

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων προέκυψε ως εξής:

	2008	**2007**
Υπόλοιπο ενάρξεως χρήσεως	**127.035**	**121.463**
Τρέχον κόστος υπηρεσίας	4.751	5.484
Κόστος επιτοκίου	6.391	5.342
Εισφορές εργαζομένων	1.396	1.032
Καταβληθείσες παροχές	(6.912)	(8.466)
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.130)	(1.357)
Έξοδα	(5)	(68)
Αναλογιστικές ζημίες/(κέρδη)	(2.631)	3.605
Υπόλοιπο τέλους χρήσεως	**128.895**	**127.035**

Η μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψε ως εξής:

	2008	**2007**
Υπόλοιπο ενάρξεως χρήσεως	**162.031**	**165.051**
Αναμενόμενη απόδοση	8.134	6.623
Εισφορά Τραπέζης	-	-
Εισφορές εργαζομένων	1.396	1.032
Καταβληθείσες παροχές	(6.912)	(8.466)
Έξοδα	(5)	(68)
Αναλογιστικές ζημίες	(8.376)	(2.141)
Υπόλοιπο τέλους χρήσεως	**156.268**	**162.031**

Στα περιουσιακά στοιχεία του ταμείου περιλαμβάνονται καταθέσεις στην Alpha Bank ύψους € 36,7 εκατ., απαιτήσεις από την Alpha Bank ποσού € 31,1 εκατ., ομόλογα Alpha Credit Group plc αξίας € 82,6 εκατ. και μετοχές Alpha Bank αξίας € 3,2 εκατ.

Η μεταβολή στην απαίτηση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2007	**(52.035)**
Δεδουλευμένο έξοδο	4.203
Καταβληθείσες εισφορές	-
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.357)
Υπόλοιπο την 31.12.2007	**(49.189)**
Υπόλοιπο την 1.1.2008	**(49.189)**
Δεδουλευμένο έξοδο	3.008
Καταβληθείσες εισφορές	-
Παροχές που καταβάλλονται απευθείας από την Τράπεζα	(1.130)
Υπόλοιπο την 31.12.2008	**(47.311)**

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2008	**31.12.2007**
Επιτόκιο προεξόφλησης	5,8%	5,5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του ταμείου	5,0%	5,0%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%

β. Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας)

Το Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας) χορηγεί εφάπαξ παροχές στο προσωπικό της Τραπέζης που προέρχεται από την πρώην Ιονική Τράπεζα.

Με το άρθρο 70 του Νόμου 3655/2008, που ψηφίσθηκε την 31.3.2008, αποφασίσθηκε η σύσταση Νομικού Προσώπου Δημοσίου Δικαίου, με την επωνυμία Ταμείο Ασφάλισης Υπαλλήλων Τραπεζών και Επιχειρήσεων Κοινής Ωφέλειας (ΤΑΥΤΕΚΩ), για την επικουρική ασφάλιση, τις παροχές εφάπαξ και την ασφάλιση υγείας, στο οποίο συμπεριλαμβάνεται μεταξύ άλλων ταμείων και ο Κλάδος Πρόνοιας του ΤΑΠΙΛΤ. Η Τράπεζα εφήρμοζε τη λογιστική των προγραμμάτων καθορισμένων παροχών για το εν λόγω Ταμείο επί τη βάσει της τεκμαρτής υποχρέωσης. Λόγω της ψήφισης του ανωτέρου νόμου και της ένταξης του Ταμείου στο ΤΑΥΤΕΚΩ από 1.10.2008, διαγράφηκε η σχηματισθείσα υποχρέωση.

Τα ποσά που αναγνωρίζονται στον Ισολογισμό έχουν ως εξής:

	31.12.2007
Παρούσα αξία δεδουλευμένων υποχρεώσεων	74.737
Εύλογη αξία των περιουσιακών στοιχείων του ταμείου	(64.006)
Έλλειμμα/(Πλεόνασμα)	**10.731**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(6.998)
Υποχρέωση (απαίτηση) στον Ισολογισμό	**3.733**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	31.12.2007
Τρέχον κόστος υπηρεσίας	255
Κόστος επιτοκίου	2.744
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του ταμείου	(2.508)
Αναλογιστικές ζημίες που αναγνωρίσθηκαν κατά τη διάρκεια της περιόδου	28
Κόστος προηγούμενης υπηρεσίας	7.675
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές και έξοδα προσωπικού)	**8.194**

Η μεταβολή στην παρούσα αξία των δεδουλευμένων υποχρεώσεων κατά το έτος 2007 προέκυψε ως εξής:

	2007
Υπόλοιπο ενάρξεως χρήσεως	**63.458**
Τρέχον κόστος υπηρεσίας	255
Κόστος επιτοκίου	2.744
Εισφορές εργαζομένων	3.061
Καταβληθείσες παροχές	(3.096)
Έξοδα	(85)
Κόστος προηγούμενης υπηρεσίας	7.675
Αναλογιστικές ζημίες	725
Υπόλοιπο τέλους χρήσεως	**74.737**

Η μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου κατά το έτος 2007 προέκυψε ως εξής:

	2007
Υπόλοιπο ενάρξεως χρήσεως	**61.202**
Αναμενόμενη απόδοση	2.508
Εισφορές εργαζομένων	3.061
Καταβληθείσες παροχές	(3.096)
Έξοδα	(85)
Αναλογιστικά κέρδη(ζημίες)	416
Υπόλοιπο τέλους χρήσεως	**64.006**

Η μεταβολή στην υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2007	**(4.461)**
Δεδουλευμένο έξοδο	8.194
Υπόλοιπο την 31.12.2007	**3.733**
Υπόλοιπο την 1.1.2008	**3.733**
Δεδουλευμένο έξοδο	(66)
Έσοδο από διαγραφή υποχρέωσης	(3.667)
Υπόλοιπο την 31.12.2008	

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2007
Επιτόκιο προεξόφλησης	5,5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5,0%
Μελλοντικές αυξήσεις μισθών	3,5%

30. Λοιπές υποχρεώσεις

	31.12.2008	**31.12.2007**
Προμηθευτές	48.717	38.234
Έσοδα επομένων χρήσεων	3.846	3.752
Δεδουλευμένα έξοδα	72.278	41.183
Κρατήσεις και εισφορές υπέρ τρίτων	225.371	237.444
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων [1]	518.400	565.263
Υποχρεώσεις από πιστωτικές κάρτες	228.789	226.982
Λοιπά	107.061	46.154
Σύνολο	**1.204.462**	**1.159.012**

31. Προβλέψεις

Υπόλοιπο 1.1.2007	**17.901**
Μεταβολές περιόδου 1.1 – 31.12.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	30.983
Αντιλογισμός προβλέψεων	(1.078)
Χρησιμοποιηθείσες προβλέψεις	(10)
Υπόλοιπο 31.12.2007	**47.796**
Μεταβολές περιόδου 1.1 – 31.12.2008	
Μειώσεις προβλέψεων για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	(41.729)
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	2.791
Χρησιμοποιηθείσες προβλέψεις	(443)
Υπόλοιπο 31.12.2008	**8.415**

Το ποσό των λοιπών προβλέψεων σε βάρος των αποτελεσμάτων συμπεριλαμβάνεται στο λογαριασμό "Λοιπά έξοδα" της καταστάσεως αποτελεσμάτων.

[1] Με το άρθρο 10 του Ν.3620/2007, και την υποχρεωτική υπαγωγή στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ) των ασφαλισμένων και συνταξιούχων του Τ.Α.Π. από 1.1.2008 (σημείωση 29), η οικονομική επιβάρυνση για την Τράπεζα ανήλθε στο ποσό των € 543 εκατ., η οποία θα καταβληθεί εντόκως σε δέκα ισόποσες ετήσιες δόσεις. Στο υπόλοιπο της 31.12.2007 περιλαμβάνεται το ανωτέρω ποσό και οι τόκοι για το έτος 2007 ενώ το υπόλοιπο της 31.12.2008 έχει διαμορφωθεί από την πληρωμή της ετήσιας δόσης και τους τόκους για το τρέχον έτος.

ΚΑΘΑΡΗ ΘΕΣΗ

32. Μετοχικό κεφάλαιο

	Αριθμός Μετοχών	Καταβεβλημένο Μετοχικό Κεφάλαιο
Υπόλοιπο έναρξης 1 Ιανουαρίου 2007	408.022.002	1.591.286
Ενάσκηση δικαιωμάτων προαιρέσεως	2.954.650	11.523
Υπόλοιπο 31 Δεκεμβρίου 2007	410.976.652	1.602.809
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση του συνόλου της διαφοράς από έκδοση μετοχών υπέρ το άρτιο ποσού €184.033 και μέρους του φορολογημένου υπολοίπου κερδών εις νέον ποσού €144.748 με αύξηση της ονομαστικής αξίας των υφισταμένων μετοχών από €3,90 σε €4,70 ανά μετοχή (απόφαση Γενικής Συνελεύσεως της 3.4.2008)		328.781
Υπόλοιπο 31 Δεκεμβρίου 2008	**410.976.652**	**1.931.590**

Κάθε μετοχή δίνει δικαίωμα μιας ψήφου στις συνελεύσεις των μετόχων της Τραπέζης.

33. Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Υπόλοιπο έναρξης (1 Ιανουαρίου 2007)	127.961
Διαφορά ενασκηθέντων δικαιωμάτων προαιρέσεως	56.072
Υπόλοιπο 31 Δεκεμβρίου 2007	**184.033**
Κεφαλαιοποίηση (σημείωση 32)	(184.033)
Υπόλοιπο 31 Δεκεμβρίου 2008	

34. Αποθεματικά

Τα υπόλοιπα των επιμέρους αποθεματικών έχουν ως εξής:

	31.12.2008	31.12.2007
Τακτικό αποθεματικό	382.280	336.180
Αποθεματικό διαθέσιμου προς πώληση χαρτοφυλακίου	(216.432)	(2.288)
Σύνολο	165.848	333.892

Σύμφωνα με το άρθρο 26 του Καταστατικού της Τραπέζης, όπως τροποποιήθηκε τον Μάιο του 2008, από τα καθαρά κέρδη κάθε χρήσεως αφαιρείται ετησίως το 5%, τουλάχιστον, για τον σχηματισμό του τακτικού αποθεματικού. Ο σχηματισμός του τακτικού αποθεματικού παύει να είναι υποχρεωτικός, όταν το υπόλοιπό του φθάσει στο ήμισυ του μετοχικού κεφαλαίου. Σύμφωνα με το άρθρο 44 του Κ.Ν.2190/1920 το αποθεματικό αυτό χρησιμοποιείται αποκλειστικά για την κάλυψη του τυχόν χρεωστικού υπολοίπου του λογαριασμού "Αποτελέσματα εις νέον".

35. Αποτελέσματα εις νέον

α. Στο λογαριασμό αυτό περιλαμβάνονται και αποθεματικά, που σχηματίσθηκαν από κέρδη εκ πωλήσεων μετοχών εισηγμένων στο Χρηματιστήριο Αθηνών ή σε αλλοδαπό χρηματιστήριο ή σε άλλο διεθνή αναγνωρισμένο χρηματιστηριακό θεσμό, καθώς και από αφορολόγητα έσοδα ή εισοδήματα φορολογούμενα με ειδικό τρόπο με εξάντληση της φορολογικής υποχρεώσεως, που δεν διανέμονται.

Από τα αποθεματικά αυτά όσα είχαν σχηματιστεί μέχρι την 31.12.2005 έχουν φορολογηθεί.

Τα σχηματιζόμενα από τη χρήση 2007 και μετά υπόκεινται σε φορολογία με τον συντελεστή φορολογίας που ισχύει κάθε φορά για την Τράπεζα (Ν. 3634/2008).

Τα αποθεματικά που έχουν φορολογηθεί δύναται, οποτεδήποτε, να διανεμηθούν ή να κεφαλαιοποιηθούν, χωρίς καμία περαιτέρω φορολογική επιβάρυνση.

β. Σύμφωνα με το άρθρο 3 παρ. 1 του Α.Ν. 148/1967, οι ανώνυμες εταιρίες υποχρεούνται, εκτός εάν η Γενική Συνέλευση των Μετόχων αποφασίσει διαφορετικά, να διανέμουν σε μετρητά, κάθε έτος στους μετόχους ποσοστό τουλά-

χιστον 35% επί των καθαρών κερδών μετά την αφαίρεση του τακτικού αποθεματικού και ορισμένων κερδών από την εκποίηση μετοχών που περιγράφονται στην εν λόγω παράγραφο. Το καθαρό κέρδος που απομένει από την αποτίμηση χρηματοπιστωτικών μέσων στην εύλογη αξία τους μετά την αφαίρεση των ζημιών από την ίδια αιτία δεν λαμβάνεται υπόψη για τον υπολογισμό του υποχρεωτικού μερίσματος που προβλέπεται στον Α.Ν. 148/67.

Με την παράγραφο 3 του άρθρου 1 του Ν. 3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας για την αντιμετώπιση των επιπτώσεων της διεθνούς χρηματοπιστωτικής κρίσης, το ποσό του μερίσματος που διανέμεται προς τους μετόχους, δεν δύναται να υπερβεί το ποσοστό 35% που προβλέπεται στον Α.Ν. 148/67.

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που πραγματοποιήθηκε στις 3 Απριλίου 2008, ενέκρινε την καταβολή μερίσματος €0,90 ανά μετοχή για τη χρήση 2007. Έτσι στην χρήση 2008, το συνολικό μέρισμα ύψους €362.199 έχει αφαιρεθεί από το λογαριασμό "Αποτελέσματα εις νέον".

36. Ίδιες μετοχές

Η Τράπεζα, δυνάμει αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη κατά το Α' τρίμηνο 2008 σε αγορά 8.123.677 ιδίων μετοχών με αξία κτήσεως € 167.551 (ήτοι € 20,63 ανά μετοχή).

Η Τακτική Γενική Συνέλευση της 3.4.2008, αποφάσισε την έναρξη προγράμματος αγοράς ιδίων μετοχών για τη χρονική περίοδο Απριλίου 2008 – Απριλίου 2010. Έτσι η Τράπεζα προέβη κατά το χρονικό διάστημα 1.4- 31.12.2008 σε αγορά 13.998.747 ιδίων μετοχών με αξία κτήσεως € 242.839 (ήτοι € 17,35 ανά μετοχή).

Στις 30 Ιουνίου 2008, η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 16.439.066 ιδίων μετοχών συνολικού κόστους € 341.405, που αντιπροσώπευαν το 4% του μετοχικού της κεφαλαίου. Το αποτέλεσμα της παραπάνω συναλλαγής καταχωρήθηκε απευθείας στο λογαριασμό της Καθαρής Θέσεως "Αποτελέσματα εις νέον".

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 31.12.2008, ανήλθε σε 5.683.358 συνολικού κόστους κτήσεως € 68.985 (ήτοι € 12,14 ανά μετοχή).

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 31.12.2007			
Αγορές 1.1 - 31.12.2008	22.122.424	410.390	5,38%
Πώληση 30.6.2008	(16.439.066)	(341.405)	(4,00%)
Υπόλοιπο 31.12.2008	**5.683.358**	**68.985**	**1,38%**

ΠΡΟΣΘΕΤΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

37. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2005.

Τα καταστήματα της Τραπέζης στην Αλβανία και Βουλγαρία έχουν ελεγχθεί φορολογικά μέχρι και τη χρήση 2007 ενώ το κατάστημα στο Λονδίνο μέχρι και τη χρήση 2005.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι επιπρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Η Τράπεζα ως μισθώτρια

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.

Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανεώσεως ή παρατάσεως βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων.

Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	31.12.2008	31.12.2007
▸ εντός του έτους	28.498	25.410
▸ πέραν του έτους και μέχρι πέντε έτη	88.492	70.904
▸ πέραν των πέντε ετών	78.732	57.918
Σύνολο	**195.722**	**154.232**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το 2008 ανήλθαν σε €35.208 (2007: €27.407) και συμπεριλαμβάνονται στα "Γενικά διοικητικά έξοδα".

Η Τράπεζα ως εκμισθώτρια

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.12.2008	31.12.2007
▸ εντός του έτους	3.788	3.720
▸ πέραν του έτους και μέχρι πέντε έτη	8.767	10.307
▸ πέραν των πέντε ετών	6.054	7.218
Σύνολο	**18.609**	**21.245**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το 2008 ανήλθαν σε €3.896 (2007: €3.397) και συμπεριλαμβάνονται στα "Λοιπά έσοδα".

δ) Εκτός ισολογισμού υποχρεώσεις

	31.12.2008	31.12.2007
Εγγυητικές επιστολές	6.253.944	5.453.629
Ενέγγυες πιστώσεις	104.567	82.857
Μη αντληθέντα πιστωτικά όρια	16.912.309	16.386.205
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	17.328.137	20.485.817
Σύνολο	**40.598.957**	**42.408.508**

ε) Δεσμεύσεις στοιχείων ενεργητικού

	31.12.2008	31.12.2007
Δάνεια πελατών	964.490	800.490
Αξιόγραφα προερχόμενα από Reverse Repos	400.000	
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	60.964	
Αξιόγραφα επενδυτικού χαρτοφυλακίου	5.632.896	160.000
Σύνολο	**7.058.350**	**960.490**

Η Τράπεζα έχει ενεχυριάσει δάνεια πελατών της στην Τράπεζα της Ελλάδος, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίησή της με την Πράξη του ιδίου συμβουλίου αριθμ. 61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, ως εξασφαλίσεις για τη διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Από τα αξιόγραφα του επενδυτικού χαρτοφυλακίου ποσό €5 εκατ. αφορά τίτλους αφορά τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ Α.Ε.).

Τα αξιόγραφα που αναφέρονται ανωτέρω ως χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων, προερχόμενα από reverse repos και το επενδυτικό χαρτοφυλάκιο, έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο) και τη συμμετοχή σε πράξεις κύριας αναχρηματοδοτήσεως από την Ευρωπαϊκή Κεντρική Τράπεζα.

Από τους παραπάνω τίτλους ποσό €3,5 δισ. που έχει προέλθει από την τιτλοποίηση στεγαστικών και καταναλωτικών δανείων της Τραπέζης, ιδιοκατέχεται από την Τράπεζα. Τα ανωτέρω ομόλογα δεν εμφανίζονται στο λογαριασμό "Αξιόγραφα επενδυτικού χαρτοφυλακίου" αλλά αφαιρετικά των υποχρεώσεων της Τραπέζης προς τις εταιρίες ειδικού σκοπού που εξέδωσαν τις ομολογίες.

στ) Λοιπές δεσμεύσεις

Την 7.5.2008 η Τράπεζα ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπροθέσμων ομολόγων (Medium Term Notes) ύψους USD 7,5 δισ., κατά τα προβλεπόμενα στον Κανονισμό 144A (Rule 144A) του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Εκδότης των ομολόγων θα είναι η κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Group Jersey Limited. Οι εκδιδόμενοι τίτλοι θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου. Το πρόγραμμα δεν έχει ακόμα ενεργοποιηθεί.

38. Πληροφόρηση κατά τομέα

α. Ανάλυση ανά επιχειρηματικό τομέα

(Ποσά σε εκατ. Ευρώ)

	1.1. - 31.12.2008						
	Σύνολο	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Καθαρό έσοδο από τόκους	1.350,5	1.003,2	272,2	1,9	32,2	41,0	0,0
Καθαρό έσοδο από αμοιβές και προμήθειες	317,1	173,3	83,3	35,3	18,3	6,9	0,0
Λοιπά έσοδα	75,5	11,6	10,7	1,2	(34,2)	3,1	83,1
Σύνολο εσόδων	**1.743,1**	**1.188,1**	**366,2**	**38,4**	**16,3**	**51,0**	**83,1**
Σύνολο εξόδων	**(852,3)**	**(592,4)**	**(118,1)**	**(23,3)**	**(22,7)**	**(48,2)**	**(47,6)**
Ζημίες απομειώσεως	(495,4)	(278,9)	(203,2)			(13,3)	
Κέρδη πριν το φόρο εισοδήματος	**395,4**	**316,8**	**44,9**	**15,1**	**(6,4)**	**(10,5)**	**35,5**
Ενεργητικό	66.738,2	24.129,1	18.890,9	235,8	19.555,1	1.706,6	2.220,7
Υποχρεώσεις	64.368,8	36.750,7	2.714,2	1.757,9	20.006,8	799,3	2.339,9
Κεφαλαιακές δαπάνες	116,7	80,8	22,0	1,4	1,6	10,9	
Αποσβέσεις	57,6	39,8	10,9	0,7	0,8	5,4	0,0

	1.1. - 31.12.2007						
	Σύνολο	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Καθαρό έσοδο από τόκους	1.227,7	921,0	246,8	3,6	31,5	24,8	
Καθαρό έσοδο από αμοιβές και προμήθειες	321,9	162,7	89,7	51,8	11,9	5,8	
Λοιπά έσοδα	37,5	18,1	5,0	2,4	26,8	0,9	(15,7)
Σύνολο εσόδων	**1.587,1**	**1.101,8**	**341,5**	**57,8**	**70,2**	**31,5**	**(15,7)**
Σύνολο εξόδων	(778,9)	(551,8)	(99,3)	(31,3)	(22,6)	(22,5)	(51,4)
Ζημίες απομειώσεως	(194,6)	(115,7)	(78,9)				
Κέρδη πριν το φόρο εισοδήματος	**613,6**	**434,3**	**163,3**	**26,5**	**47,6**	**9,0**	**(67,1)**
Ενεργητικό	54.039,1	19.696,4	16.858,3	181,5	14.327,2	1.051,2	1.924,5
Υποχρεώσεις	51.298,9	29.916,7	2.078,8	1.199,8	14.805,3	697,5	2.600,8
Κεφαλαιακές δαπάνες	98,6	72,7	17,0	1,3	1,2	6,4	
Αποσβέσεις	51,2	37,6	9,1	0,8	0,6	3,1	

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τράπεζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία. Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Banking της Τραπέζης. Επίσης, παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS, Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.).

v. N.A. Ευρώπη

Εντάσσονται τα Καταστήματα της Τράπεζης που δραστηριοποιούνται στο χώρο της N.A. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

β. Ανάλυση ανά γεωγραφικό τομέα

(Ποσά σε εκατ. Ευρώ)

	31.12.2008		
	Σύνολο	**Ελλάδα**	**Λοιπές χώρες**
Καθαρό έσοδο από τόκους	1.350,5	1.303,2	47,3
Καθαρό έσοδο από αμοιβές και προμήθειες	317,1	309,0	8,1
Λοιπά έσοδα και χρηματοοικονομικά	75,5	70,3	5,2
Σύνολο εσόδων	**1.743,1**	**1.682,5**	**60,6**
Σύνολο εξόδων	**(852,3)**	**(800,9)**	**(51,4)**
Ζημίες απομειώσεως	(495,4)	(432,2)	(63,2)
Κέρδη πρίν το φόρο εισοδήματος	**395,4**	**449,4**	**(54,0)**
Ενεργητικό	**66.738,2**	**63.096,6**	**3.641,6**

	31.12.2007		
	Σύνολο	**Ελλάδα**	**Λοιπές χώρες**
Καθαρό έσοδο από τόκους	1.227,7	1.201,1	26,6
Καθαρό έσοδο από αμοιβές και προμήθειες	321,9	315,7	6,2
Λοιπά έσοδα και χρηματοοικονομικά	37,5	36,0	1,5
Σύνολο εσόδων	**1.587,1**	**1.552,8**	**34,3**
Σύνολο εξόδων	**(778,9)**	**(753,7)**	**(25,2)**
Ζημίες απομειώσεως	(194,6)	(194,6)	
Κέρδη πρίν το φόρο εισοδήματος	**613,6**	**604,5**	**9,1**
Ενεργητικό	**54.039,1**	**52.607,2**	**1.431,9**

39. Διαχείριση κινδύνων

Η Τράπεζα έχει από καιρό θεσπίσει ένα συστηματικό και αυστηρό πλαίσιο διαχειρίσεως κινδύνων, όπου κεντρική θέση κατέχει η αξιόπιστη μέτρηση των χρηματοοικονομικών κινδύνων. Δεδομένης της συνέχειας και σταθερότητος των εργασιών της, η Τράπεζα έχει θέσει ως ύψιστο στόχο την εφαρμογή και την συνεχή βελτιστοποίηση του πλαισίου αυτού, με σκοπό την ελαχιστοποίηση των ενδεχόμενων αρνητικών συνεπειών των χρηματοοικονομικών κινδύνων στα αποτελέσματά της.

Το Διοικητικό Συμβούλιο της Τραπέζης έχει τη συνολική ευθύνη για την ανάπτυξη και την επίβλεψη του πλαισίου διαχείρισης κινδύνων. Έχει ορισθεί Επιτροπή Διαχειρίσεως Κινδύνων, η οποία συνεδριάζει σε τριμηνιαία βάση και αναφέρεται στο Διοικητικό Συμβούλιο για τις δραστηριότητές της, και η οποία έχει την ευθύνη της εποπτείας και της ορθής εφαρμογής της πολιτικής διαχειρίσεως κινδύνων. Το πλαίσιο διαχειρίσεως κινδύνων και η αποτελεσματικότητά του επανεξετάζονται σε τακτά χρονικά διαστήματα ώστε να είναι εναρμονισμένα και με τις διεθνείς βέλτιστες πρακτικές και τις εποπτικές διατάξεις.

Στην Τράπεζα λειτουργούν Διευθύνσεις Διαχειρίσεως Κινδύνων, οι οποίες έχουν την ευθύνη για την άμεση υλοποίηση του πλαισίου διαχειρίσεως κινδύνων, σύμφωνα με τις κατευθύνσεις της Επιτροπής Διαχειρίσεως Κινδύνων.

39.1 Πιστωτικός κίνδυνος

Πιστωτικός κίνδυνος ορίζεται ως ο ενδεχόμενος κίνδυνος πραγματοποίησης χρηματοοικονομικής ζημιάς για την Τράπεζα, που μπορεί να προκύψει από πιθανή αδυναμία των αντισυμβαλλομένων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις. Ο πιστωτικός κίνδυνος αποτελεί την πιο σημαντική πηγή κινδύνου για την Τράπεζα και για τον λόγο αυτό πρωταρχικό μέλημα της Διοίκησης είναι η συστηματική παρακολούθηση και διαχείρισή του.

Με στόχο την αποτελεσματική διαχείριση του πιστωτικού κινδύνου έχει δημιουργηθεί στην Τράπεζα συγκεκριμένο πλαίσιο μεθοδολογιών και συστημάτων για τη μέτρηση του πιστωτικού κινδύνου, τα οποία διαρκώς εξελίσσονται, έτσι ώστε να παρέχεται η όσο το δυνατόν πιο έγκαιρη και αποτελεσματική υποστήριξη των επιχειρηματικών μονάδων στη λήψη αποφάσεων και να προλαμβάνονται τυχόν αρνητικές συνέπειες στα αποτελέσματα της Τραπέζης.

Κεντρικό άξονα στη μέτρηση του πιστωτικού κινδύνου αποτελούν τα συστήματα διαβαθμίσεως πιστωτικού κινδύνου των αντισυμβαλλομένων τα οποία χρησιμοποιούν τόσο ποσοτικά όσο και ποιοτικά κριτήρια αξιολογήσεως , σε συνδυασμό και με κριτήρια συναλλακτικής συμπεριφοράς, ώστε να εξάγονται στατιστικά διακριτές πιθανότητες αθετή-

σεως των πιστούχων. Τα υποδείγματα αυτά εξελίσσονται και εξειδικεύονται διαρκώς με απώτερο στόχο την ένταξη όλων των χαρτοφυλακίων πιστοδοτήσεως της Τραπέζης στη μέθοδο εσωτερικών διαβαθμίσεων του νέου πλαισίου απαιτήσεων της κεφαλαιακής επάρκειας. Η κλίμακα διαβαθμίσεως που χρησιμοποιείται αποτελείται από εννέα βασικές βαθμίδες. Συμπληρωματικά και επικουρικά γίνεται χρήση και των διαβαθμίσεων που παρέχουν οι Διεθνείς Οίκοι Πιστοληπτικής Αξιολογήσεως.

Παράλληλα αναπτύσσονται και υποδείγματα στατιστικού υπολογισμού της ενδεχόμενης ζημίας σε περίπτωση αθετήσεως των αντισυμβαλλομένων στις υποχρεώσεις τους προς την Τράπεζα (Loss given default), καθώς και του τελικού ποσού εκθέσεως (Exposure at default).

Η διαβάθμιση πιστωτικού κινδύνου αποτελεί καθοριστικό στοιχείο για την θέσπιση των πιστοδοτικών ορίων και των εξασφαλίσεων των πιστούχων και ανανεώνεται συστηματικά σε τακτά χρονικά διαστήματα, από έξι μήνες έως ένα χρόνο, αναλόγως με την επικινδυνότητα των πιστούχων ή και με την έλευση νέων πληροφοριών ή γεγονότων που ενδεχομένως επιδρούν σημαντικά στην πιθανότητα αθετήσεως αυτών. Τα συστήματα διαβαθμίσεως υπόκεινται σε διαρκή ποιοτικό έλεγχο, ώστε να διασφαλίζεται ανά πάσα στιγμή η προβλεπτική ικανότητά τους.

Επίσης διενεργούνται σε συστηματική βάση ασκήσεις προσομοιώσεως καταστάσεων κρίσεως, όπου διερευνάται η ενδεχόμενη επίπτωση στα χρηματοοικονομικά αποτελέσματα της Τραπέζης λόγω δυσμενών εξελίξεων, τόσο στη συναλλακτική συμπεριφορά των πιστούχων, όσο και στο ευρύτερο οικονομικό περιβάλλον. Επίσης παρακολουθείται σε τακτή βάση η συγκέντρωση των κινδύνων στους μεγαλύτερους πιστούχους της Τραπέζης και ενημερώνεται η Διοίκηση και το Διοικητικό Συμβούλιο.

Η Τράπεζα εξετάζει συστηματικά αν υπάρχουν βάσιμες και αντικειμενικές ενδείξεις ότι μία απαίτηση έχει υποστεί απομείωση της αξίας της. Για τον υπολογισμό της απομειώσεως των δανείων διενεργείται, σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, έλεγχος απομειώσεως (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.

Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α) Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)

β) Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου

γ) Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια

ε) Εκτοκισμός απομειωμένων δανείων

ζ) Ανακτήσεις / εισπράξεις ποσών σε απομειωμένα δάνεια

Στη σημείωση 1.12 "Απομείωση Δανείων" περιγράφονται αναλυτικά οι λογιστικές αρχές που αφορούν την απομείωση δανείων.

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ

	31.12.2008			31.12.2007		
	Αξία ανοιγμάτων προ απομειώσεων	**Ποσό απομειώσεων**	**Καθαρή αξία ανοιγμάτων σε πιστωτικό κίνδυνο**	**Αξία ανοιγμάτων προ απομειώσεων**	**Ποσό απομειώσεων**	**Καθαρή αξία ανοιγμάτων σε πιστωτικό κίνδυνο**
Α. Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εντός ισολογισμού στοιχεία						
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	8.420.793		8.420.793	7.349.675		7.349.675
Δάνεια και απαιτήσεις κατά πελατών:						
Δάνεια προς ιδιώτες:						
• Στεγαστικά	11.176.529	78.536	11.097.993	9.741.095	51.641	9.689.454
• Καταναλωτικά	3.595.776	118.495	3.477.281	2.922.529	72.940	2.849.589
• Κάρτες	1.229.778	52.899	1.176.879	1.046.941	53.039	993.902
• Λοιπές χορηγήσεις	96.770		96.770	100.031		100.031
Σύνολο	16.098.853	249.930	15.848.923	13.810.596	177.620	13.632.976
Δάνεια προς επιχειρήσεις:						
• Εταιρίες	26.615.726	764.216	25.851.510	21.900.097	426.321	21.473.776
• Λοιπές απαιτήσεις	488.845		488.845	166.342	5.220	161.122
	27.104.571	764.216	26.340.355	22.066.439	431.541	21.634.898
Σύνολο	43.203.424	1.014.146	42.189.278	35.877.035	609.161	35.267.874
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων:						
• Χρεωστικοί τίτλοι (κρατικοί)	73.936		73.936	236.340		236.340
• Χρεωστικοί τίτλοι (λοιποί)	12.944		12.944	28.448		28.448
• Παράγωγα χρηματοοικονομικά μέσα	494.386		494.386	384.466		384.466
Σύνολο	581.266		581.266	649.254		649.254
Αξιόγραφα επενδυτικού χαρτοφυλακίου:						
• Διαθέσιμα προς πώληση (κρατικοί)	239.757		239.757	1.856.217		1.856.217
• Διαθέσιμα προς πώληση (λοιποί)	5.767.800		5.767.800	4.344.648		4.344.648
• Διαθέσιμα προς πώληση (λοιποί τίτλοι μεταβλητής απόδοσης)	26.340		26.340	30.668		30.668
• Διακρατούμενα μέχρι τη λήξη (κρατικοί)	1.805.579		1.805.579			
• Διακρατούμενα μέχρι τη λήξη (λοιποί)	2.683.130		2.683.130			
Σύνολο	10.522.606		10.522.606	6.231.533		6.231.533
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	**62.728.089**	**1.014.146**	**61.713.943**	**50.107.497**	**609.161**	**49.498.336**
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο	5.024.231		5.024.231	4.540.800		4.540.800
Σύνολο Ενεργητικού	**67.752.320**	**1.014.146**	**66.738.174**	**54.648.297**	**609.161**	**54.039.136**
Β. Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:						
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	6.358.511	4.200	6.354.311	5.536.486	45.929	5.490.557
Μη αντληθέντα πιστωτικά όρια (1)	16.912.309		16.912.309	16.386.205		16.386.205
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τράπεζας	17.328.137		17.328.137	20.485.817		20.485.817
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	**40.598.957**	**4.200**	**40.594.757**	**42.408.508**	**45.929**	**42.362.579**
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	**103.327.046**	**1.018.346**	**102.308.700**	**92.516.005**	**655.090**	**91.860.915**

(1) Στα μη αντληθέντα πιστωτικά όρια περιλαμβάνεται την 31.12.2008 ποσό €601 εκατ. (31.12.2007: €531 εκατ.) που αφορά όρια που δεν μπορούν να ακυρωθούν (committed) σε περίπτωση που διαπιστωθεί πιθανή αδυναμία των αντισυμβαλλομένων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις.

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Ανάλυση καθυστερήσεων

	31.12.2008			
	Ενήμερα και μη απομειωμένα	Σε καθυστέρηση και μη απομειωμένα	Απομειωμένα	Σύνολο
Δάνεια και απαιτήσεις κατά ιδιωτών				
• Στεγαστικά				
Ενήμερα	9.595.938			9.595.938
Καθυστερημένα 1 - 90 ημέρες		1.201.623		1.201.623
Καθυστερημένα > 90 ημέρες			378.968	378.968
	9.595.938	**1.201.623**	**378.968**	**11.176.529**
• Κάρτες, καταναλωτικά και λοιπές χορηγήσεις				
Ενήμερα	4.019.525			4.019.525
Καθυστερημένα 1 - 90 ημέρες		641.346		641.346
Καθυστερημένα > 90 ημέρες			261.453	261.453
	4.019.525	**641.346**	**261.453**	**4.922.324**
Δάνεια και απαιτήσεις κατά επιχειρήσεων				
Ενήμερα	23.391.103		299.945	23.691.048
Καθυστερημένα 1 - 90 ημέρες		2.236.443	82.781	2.319.224
Καθυστερημένα > 90 ημέρες		218.705	875.594	1.094.299
	23.391.103	**2.455.148**	**1.258.320**	**27.104.571**
Σύνολο χαρτοφυλακίου				
Ενήμερα	37.006.566		299.945	37.306.511
Καθυστερημένα 1 - 90 ημέρες		4.079.412	82.781	4.162.193
Καθυστερημένα > 90 ημέρες		218.705	1.516.015	1.734.720
Σύνολο	**37.006.566**	**4.298.117**	**1.898.741**	**43.203.424**

	31.12.2007			
	Ενήμερα και μη απομειωμένα	Σε καθυστέρηση και μη απομειωμένα	Απομειωμένα	Σύνολο
Δάνεια και απαιτήσεις κατά ιδιωτών				
• Στεγαστικά				
Ενήμερα	8.486.531			8.486.531
Καθυστερημένα 1 - 90 ημέρες		997.867		997.867
Καθυστερημένα > 90 ημέρες			256.697	256.697
	8.486.531	**997.867**	**256.697**	**9.741.095**
• Κάρτες, καταναλωτικά και λοιπές χορηγήσεις				
Ενήμερα	3.486.190			3.486.190
Καθυστερημένα 1 - 90 ημέρες		405.368		405.368
Καθυστερημένα > 90 ημέρες			177.943	177.943
	3.486.190	**405.368**	**177.943**	**4.069.501**
Δάνεια και απαιτήσεις κατά επιχειρήσεων				
Ενήμερα	18.921.994		240.585	19.162.579
Καθυστερημένα 1 - 90 ημέρες		1.849.329	84.852	1.934.181
Καθυστερημένα > 90 ημέρες		260.267	709.412	969.679
	18.921.994	**2.109.596**	**1.034.849**	**22.066.439**
Σύνολο χαρτοφυλακίου				
Ενήμερα	30.894.715		240.585	31.135.300
Καθυστερημένα 1 - 90 ημέρες		3.252.564	84.852	3.337.416
Καθυστερημένα > 90 ημέρες		260.267	1.144.052	1.404.319
Σύνολο	**30.894.715**	**3.512.831**	**1.469.489**	**35.877.035**

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Ενήμερα και μη απομειωμένα

	31.12.2008			
	Στεγαστικά	Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Χαμηλού κινδύνου	9.595.938	4.019.525	22.621.610	36.237.073
Υπό παρακολούθηση			769.493	769.493
Σύνολο	9.595.938	4.019.525	23.391.103	37.006.566

	31.12.2007			
	Στεγαστικά	Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Χαμηλού κινδύνου	8.486.531	3.486.190	18.296.246	30.268.967
Υπό παρακολούθηση			625.748	625.748
Σύνολο	8.486.531	3.486.190	18.921.994	30.894.715

Στην κατηγορία αυτή περιλαμβάνονται δάνεια στα οποία είχε παρουσιασθεί αδυναμία των πιστούχων να εκπληρώσουν τις συμβατικές τους υποχρεώσεις, έγινε ρύθμιση κατά τους τελευταίους 12 μήνες και εξυπηρετούνται πλέον κανονικά. Τα δάνεια αυτά ανέρχονται σε ποσό €160.335 κατά την 31.12.2008 (31.12.2007: €46.665).

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Σε καθυστέρηση και μη απομειωμένα

	31.12.2008			
	Στεγαστικά	Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Καθυστερημένα 1 - 90 ημέρες	1.201.623	641.346	2.236.443	4.079.412
Καθυστερημένα > 90 ημέρες			218.705	218.705
Σύνολο	**1.201.623**	**641.346**	**2.455.148**	**4.298.117**
Εύλογη αξία εξασφαλίσεων	1.805.614	6.125	3.781.443	5.593.182

	31.12.2007			
	Στεγαστικά	Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Καθυστερημένα 1 - 90 ημέρες	997.867	405.368	1.849.329	3.252.564
Καθυστερημένα > 90 ημέρες			260.267	260.267
Σύνολο	**997.867**	**405.368**	**2.109.596**	**3.512.831**
Εύλογη αξία εξασφαλίσεων	1.527.534	89.843	2.942.557	4.559.934

ΔΑΝΕΙΑ ΚΑΙ ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ - Απομειωμένα

	31.12.2008			
	Στεγαστικά	Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Αξία προ απομειώσεων	378.968	261.453	1.258.320	1.898.741
Συσσωρευμένες απομειώσεις	(78.536)	(171.394)	(764.216)	(1.014.146)
Τρέχουσα αξία	**300.432**	**90.059**	**494.104**	**884.595**
Εύλογη αξία εξασφαλίσεων	347.965	15.000	1.144.303	1.507.268

	31.12.2007			
	Στεγαστικά	Κάρτες, Καταναλωτικά & λοιπές χορηγήσεις	Επιχειρήσεις	Σύνολο
Αξία προ απομειώσεων	256.697	177.943	1.034.849	1.469.489
Συσσωρευμένες απομειώσεις	(51.641)	(125.979)	(431.541)	(609.161)
Τρέχουσα αξία	**205.056**	**51.964**	**603.308**	**860.328**
Εύλογη αξία εξασφαλίσεων	236.794	21.206	951.098	1.209.098

ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ - ΠΑΡΑΓΩΓΑ ΚΑΙ ΧΡΕΩΣΤΙΚΟΙ ΤΙΤΛΟΙ

	31.12.2008					
	Απαιτήσεις κατά πιστωτικών ιδρυμάτων	Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Διακρατούμενα μέχρι τη λήξη	Σύνολο
AAA			34.892	1.244	170.391	206.527
AA- to AA+	520.029		1.261	13.962	306.390	841.642
A- to A+	6.838.709	79.457	258.314	5.788.336	3.077.895	16.042.711
Υποδεέστερα από Α-	1.062.055	7.423	2.786	230.355	934.033	2.236.652
Μη διαβαθμισμένα			197.133			197.133
Σύνολο	**8.420.793**	**86.880**	**494.386**	**6.033.897**	**4.488.709**	**19.524.665**

	31.12.2007					
	Απαιτήσεις κατά πιστωτικών ιδρυμάτων	Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	Παράγωγα χρηματοοικονομικά μέσα	Διαθέσιμα προς πώληση	Διακρατούμενα μέχρι τη λήξη	Σύνολο
AAA				81.305		81.305
AA- to AA+	400.905		266.664	10.000		677.569
A- to A+	5.497.986	246.148	54.622	5.274.148		11.072.904
Υποδεέστερα από Α-	1.450.784	18.640	347	866.080		2.335.851
Μη διαβαθμισμένα			62.833			62.833
Σύνολο	**7.349.675**	**264.788**	**384.466**	**6.231.533**		**14.230.462**

Τα παραπάνω στοιχεία δεν παρουσιάζουν καθυστερήσεις και δεν έχει προκύψει απομείωση της αξίας τους κατά τη διενέργεια σχετικού ελέγχου.

Στους παρακάτω πίνακες αναλύονται τα χρηματοοικονομικά στοιχεία που υπόκεινται σε πιστωτικό κίνδυνο, ανά κλάδο οικονομικής δραστηριότητας του αντισυμβαλλόμενου.

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ - Ανάλυση κατά κλάδο

31.12.2008

	Πιστωτικά ιδρύματα και λοιπές χρηματοοικονομικές υπηρεσίες	Βιομηχανία & βιοτεχνίες	Κατασκευαστικές τεχνικές & εκμετάλλευση ακίνητης περιουσίας	Χονδρικό & λιανικό εμπόριο	Δημόσιος τομέας/ κρατικοί τίτλοι	Μεταφορικές	Ναυτιλία	Τουριστικές - Ξενοδοχειακές	Λοιποί κλάδοι	Ιδιώτες	Σύνολο
Πιστωτικός κίνδυνος ανοιγμάτων με εντός ισολογισμού στοιχεία											
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	8.420.793										8.420.793
Δάνεια και απαιτήσεις κατά πελατών:											
Δάνεια προς ιδιώτες:											
• Στεγαστικά										11.176.529	11.176.529
• Κάρτες και καταναλωτικά										4.825.554	4.825.554
• Λοιπές χορηγήσεις										96.770	96.770
Σύνολο										16.098.853	16.098.853
Δάνεια προς επιχειρήσεις και λοιπές απαιτήσεις	2.506.433	5.532.747	2.927.067	6.549.900	173.721	2.283.759	1.634.610	2.095.491	3.400.843		27.104.571
Σύνολο	2.506.433	5.532.747	2.927.067	6.549.900	173.721	2.283.759	1.634.610	2.095.491	3.400.843	16.098.853	43.203.424
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων:											
• Χρεωστικοί τίτλοι	12.505			439	73.936						86.880
Παράγωγα χρηματοοικονομικά μέσα	420.228								74.158		494.386
Σύνολο	432.733			439	73.936				74.158		581.266
Αξιόγραφα επενδυτικού χαρτοφυλακίου											
• Διαθέσιμα προς πώληση	5.673.888		26.104	42.423	230.839				60.643		6.033.897
• Διακρατούμενα μέχρι τη λήξη	2.315.481	119.100	123.459	72.213	1.858.456						4.488.709
Σύνολο	7.989.369	119.100	149.563	114.636	2.089.295				60.643		10.522.606
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	**19.349.328**	**5.651.847**	**3.076.630**	**6.664.975**	**2.336.952**	**2.283.759**	**1.634.610**	**2.095.491**	**3.535.644**	**16.098.853**	**62.728.089**
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο									5.024.231		5.024.231
Σύνολο στοιχείων ενεργητικού	**19.349.328**	**5.651.847**	**3.076.630**	**6.664.975**	**2.336.952**	**2.283.759**	**1.634.610**	**2.095.491**	**8.559.875**	**16.098.853**	**67.752.320**
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:											
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	28.256	1.257.194	2.215.825	1.189.493	11.106	62.074	61.997	114.441	1.418.125		6.358.511
Μη αντληθέντα πιστωτικά όρια									16.912.309		16.912.309
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης									17.328.137		17.328.137
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	**28.256**	**1.257.194**	**2.215.825**	**1.189.493**	**11.106**	**62.074**	**61.997**	**114.441**	**35.658.571**		**40.598.957**
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	**19.377.584**	**6.909.041**	**5.292.455**	**7.854.468**	**2.348.058**	**2.345.833**	**1.696.607**	**2.209.932**	**39.194.215**	**16.098.853**	**103.327.046**

ΧΡΗΜΑΤΟΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΠΟΥ ΥΠΟΚΕΙΝΤΑΙ ΣΕ ΠΙΣΤΩΤΙΚΟ ΚΙΝΔΥΝΟ - Ανάλυση κατά κλάδο

	31.12.2007										
	Πιστωτικά ιδρύματα και λοιπές χρηματοοικονομικές υπηρεσίες	Βιομηχανία & βιοτεχνίες	Κατασκευαστικές τεχνικές & εκμετάλλευση ακίνητης περιουσίας	Χονδρικό & λιανικό εμπόριο	Δημόσιος τομέας/ κρατικοί τίτλοι	Μεταφορικές	Ναυτιλία	Τουριστικές - Ξενοδοχειακές	Λοιποί κλάδοι	Ιδιώτες	Σύνολο
Πιστωτικός κίνδυνος ανοιγμάτων με εντός ισολογισμού στοιχεία											
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	7.349.675										7.349.675
Δάνεια και απαιτήσεις κατά πελατών:											
Δάνεια προς ιδιώτες:											
• Στεγαστικά										9.741.095	9.741.095
• Κάρτες και καταναλωτικά										3.969.470	3.969.470
• Λοιπές χορηγήσεις										100.031	100.031
Σύνολο										13.810.596	13.810.596
Δάνεια προς επιχειρήσεις και λοιπές απαιτήσεις	2.490.290	4.529.146	1.901.826	5.582.347	162.472	1.935.614	1.360.515	1.943.729	2.160.500		22.066.439
Σύνολο δανείων και απαιτήσεων κατά πελατών	2.490.290	4.529.146	1.901.826	5.582.347	162.472	1.935.614	1.360.515	1.943.729	2.160.500	13.810.596	35.877.035
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων:											
• Χρεωστικοί τίτλοι					236.340				28.448		264.788
Παράγωγα χρηματοοικονομικά μέσα	324.929								59.537		384.466
Σύνολο	324.929				236.340				87.985		649.254
Αξιόγραφα επενδυτικού χαρτοφυλακίου											
• Διαθέσιμα προς πώληση	3.946.821	82.100		80.246	1.856.217				266.149		6.231.533
Συνολική αξία εντός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (α)	**14.111.715**	**4.611.246**	**1.901.826**	**5.662.593**	**2.255.029**	**1.935.614**	**1.360.515**	**1.943.729**	**2.514.634**	**13.810.596**	**50.107.497**
Λοιπά εντός ισολογισμού στοιχεία που δεν υπόκεινται σε πιστωτικό κίνδυνο									4.540.800		4.540.800
Σύνολο στοιχείων ενεργητικού	**14.111.715**	**4.611.246**	**1.901.826**	**5.662.593**	**2.255.029**	**1.935.614**	**1.360.515**	**1.943.729**	**7.055.434**	**13.810.596**	**54.648.297**
Πιστωτικός κίνδυνος ανοιγμάτων συσχετιζόμενος με εκτός ισολογισμού στοιχεία:											
Εγγυητικές επιστολές και ενέγγυες πιστώσεις	6.188	676.299	887.606	750.258	2.414	10.203	38.700	123.970	3.040.848		5.536.486
Μη αντληθέντα πιστωτικά όρια									16.386.205		16.386.205
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης									20.485.817		20.485.817
Συνολική αξία εκτός ισολογισμού στοιχείων που υπόκεινται σε πιστωτικό κίνδυνο (β)	**6.188**	**676.299**	**887.606**	**750.258**	**2.414**	**10.203**	**38.700**	**123.970**	**39.912.870**		**42.408.508**
Συνολική αξία ανοιγμάτων που υπόκεινται σε πιστωτικό κίνδυνο (α+β)	**14.117.903**	**5.287.545**	**2.789.432**	**6.412.851**	**2.257.443**	**1.945.817**	**1.399.215**	**2.067.699**	**42.427.504**	**13.810.596**	**92.516.005**

39.2. Κίνδυνος αγοράς

Κίνδυνος αγοράς είναι ο κίνδυνος ζημίας που προκύπτει από δυσμενείς εξελίξεις στην τιμή ή στη μεταβλητότητα που παρατηρούνται στις αγορές επιτοκίων, συναλλάγματος, δεικτών, ομολόγων, μετοχών και αγαθών. Ζημίες είναι δυνατόν να προκύψουν και από το χαρτοφυλάκιο συναλλαγών και κατά τη διαχείριση των στοιχείων Ενεργητικού – Υποχρεώσεων.

i. Εμπορικού χαρτοφυλακίου

Ο κίνδυνος αγοράς του εμπορικού χαρτοφυλακίου μετράται με τον υπολογισμό της Αξίας σε Κίνδυνο (Value at Risk – VaR). Η μεθοδολογία υπολογισμού της Αξίας σε Κίνδυνο που χρησιμοποιείται είναι η μέθοδος της ιστορικής προσομοιώσεως. Η Τράπεζα χρησιμοποιεί περίοδο διακρατήσεως μίας και δέκα ημερών, ανάλογα με τον χρόνο που απαιτείται για τη ρευστοποίηση του χαρτοφυλακίου.

Αξία σε κίνδυνο 1 ημέρας, διάστημα εμπιστοσύνης 99% (ιστορικά στοιχεία 2 ετών)

	2008					2007
	Συναλλαγματικός κίνδυνος	**Επιτοκιακός κίνδυνος**	**Κίνδυνος τιμής**	**Επίδραση αλληλοσυσχέτισης**	**Σύνολο**	**Σύνολο**
31 Δεκεμβρίου	418.401	1.085.578	189.006	(17.623)	1.675.362	320.791
Μέση ημερήσια Αξία (ετησίως)	246.199	2.006.198	302.964	(485.090)	2.070.271	1.019.495
Μέγιστη ημερήσια Αξία (ετησίως)	57.275	3.460.779	645.807	(439.967)	3.723.894	3.027.642
Ελάχιστη ημερήσια Αξία (ετησίως)	95.617	651.307	102.094	(268.428)	580.590	223.039

Για τη μέτρηση του κινδύνου αγοράς του εμπορικού χαρτοφυλακίου συμπληρωματικά με τον υπολογισμό της Αξίας σε Κίνδυνο, ελέγχεται η συμπεριφορά του σε υποθετικές μεταβολές των παραμέτρων αγοράς (σενάρια), καθώς και σε ακραίες μεταβολές τους που παρατηρήθηκαν στο παρελθόν (stress - testing).

Στα πλαίσια της πολιτικής διαχειρίσεως χρηματοοικονομικών κινδύνων από την Επιτροπή Διαχειρίσεως στοιχείων Ενεργητικού – Παθητικού (ALCO), έχουν θεσπιστεί όρια εκθέσεως και μεγίστης ζημίας (stop loss) στα διάφορα προϊόντα που απαρτίζουν το εμπορικό χαρτοφυλάκιο.

Συγκεκριμένα έχουν θεσπιστεί όρια που αφορούν τους παρακάτω κινδύνους:

- Συναλλαγματικός κίνδυνος για θέσεις spot & forward
- Επιτοκιακός κίνδυνος για θέσεις ομολόγων, Interest Rate Swaps, Interest Futures, Interest Options
- Κίνδυνος τιμών για θέσεις μετοχών, index Futures και options
- Πιστωτικός κίνδυνος για διατραπεζικές πράξεις, εταιρικά ομόλογα και κρατικά ομόλογα αναπτυσσομένων χωρών.

Οι θέσεις σε αυτά τα προϊόντα παρακολουθούνται κατά τη διάρκεια της ημέρας και ελέγχονται για το ποσοστό καλύψεως και τυχόν υπερβάσεις των εκάστοτε ορίων.

ii. Λοιπών χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων

Κίνδυνος αγοράς είναι δυνατόν να προκύψει, εκτός του εμπορικού χαρτοφυλακίου, και από τη διάρθρωση των στοιχείων ενεργητικού - υποχρεώσεων του χαρτοφυλακίου χορηγήσεων και καταθέσεων της Τραπέζης. Ο κίνδυνος αυτός είναι συναλλαγματικός και επιτοκιακός.

α. Συναλλαγματικός κίνδυνος

Η Τράπεζα αναλαμβάνει κίνδυνο από τη διακύμανση των συναλλαγματικών ισοτιμιών.

Η Γενική Διεύθυνση καθορίζει όρια για την ανοικτή συναλλαγματική θέση -overnight- καθώς και για την ημερήσια ανοικτή συναλλαγματική θέση -daylight- τόσο για τη συνολική θέση όσο και ανά νόμισμα. Η συνολική θέση προκύπτει από την άθροιση της τρέχουσας θέσης από τα στοιχεία του ισολογισμού και της προθεσμιακής θέσης από τα παράγωγα προϊόντα, όπως παρατίθεται στους πίνακες που ακολουθούν.

	31.12.2008								
	USD	GBP	CHF	JPY	RON	RSD	Λοιπά ΞΝ	Ευρώ	Σύνολο
ΕΝΕΡΓΗΤΙΚΟ									
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	8.719	946	308	84			59.053	1.654.971	1.724.081
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	1.611.240	84.710	1.791.341	5.402	210.018	2	15.729	4.702.351	8.420.793
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	2.747						6.985	77.148	86.880
Παράγωγα χρηματοοικονομικά μέσα								494.386	494.386
Δάνεια και απαιτήσεις κατά πελατών	2.126.648	300.188	452.703	41.891	65.376		165.862	39.036.610	42.189.278
Αξιόγραφα επενδυτικού χαρτοφυλακίου									
- Διαθέσιμα προς πώληση	39.361	472	16.635	11.406			91.493	5.874.530	6.033.897
- Διακρατούμενα μέχρι τη λήξη	523.911							3.964.798	4.488.709
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	3.028	54.135			133.417	247.687	139.400	1.173.235	1.750.902
Επενδύσεις σε ακίνητα								42.195	42.195
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							38.609	610.843	649.452
Υπεραξία και λοιπά άυλα πάγια							5.915	62.808	68.723
Αναβαλλόμενες φορολογικές απαιτήσεις								316.069	316.069
Λοιπά στοιχεία Ενεργητικού	609	29.206	41		942		(139)	388.867	419.526
Στοιχεία Ενεργητικού προς πώληση								53.283	53.283
Σύνολο Ενεργητικού	**4.316.263**	**469.657**	**2.261.028**	**58.783**	**409.753**	**247.689**	**522.907**	**58.452.094**	**66.738.174**
ΥΠΟΧΡΕΩΣΕΙΣ									
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	4.456.064	271.251	25.108	1.191.367	83		526.115	38.230.075	44.700.063
Παράγωγα χρηματοοικονομικά μέσα								804.172	804.172
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	71.743	1.051	102.390	240.196	217.313		139.411	16.623.542	17.395.646
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους								97.855	97.855
Αναβαλλόμενες φορολογικές υποχρεώσεις								158.212	158.212
Λοιπές υποχρεώσεις	2.358	28.453	220	537	549		(6.991)	1.179.336	1.204.462
Προβλέψεις								8.415	8.415
Σύνολο Υποχρεώσεων	**4.530.165**	**300.755**	**127.718**	**1.432.100**	**217.945**		**658.535**	**57.101.607**	**64.368.825**
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	(213.902)	168.902	2.133.310	(1.373.317)	191.808	247.689	(135.628)	1.350.487	2.369.349
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	217.065	(182.761)	(2.138.687)	1.370.877	(230.859)		288.157	696.936	20.728
Συνολική Συναλλαγματική Θέση	**3.163**	**(13.859)**	**(5.377)**	**(2.440)**	**(39.051)**	**247.689**	**152.529**	**2.047.423**	**2.390.077**
Μη αντληθέντα πιστωτικά όρια	61.966	80.190					17.244	16.752.909	16.912.309

	31.12.2007						
	USD	GBP	CHF	JPY	Λοιπά ΞΝ	Ευρώ	Σύνολο
ΕΝΕΡΓΗΤΙΚΟ							
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	7.463	1.129	325	35	49.814	1.591.561	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	541.625	164.192	1.097.502	(4.112)	478.149	5.072.319	7.349.675
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	2.362				9.704	252.722	264.788
Παράγωγα χρηματοοικονομικά μέσα						384.466	384.466
Δάνεια και απαιτήσεις κατά πελατών	2.053.940	380.546	374.790	26.385	110.339	32.321.874	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου							
- Διαθέσιμα προς πώληση	691.101				96.516	5.512.760	6.300.377
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	2.953	57.403			290.662	1.275.082	1.626.100
Επενδύσεις σε ακίνητα						42.370	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					18.925	584.906	603.831
Υπεραξία και λοιπά άυλα πάγια		365			1.024	54.447	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις						158.160	158.160
Λοιπά στοιχεία Ενεργητικού	5.299	763	250	1	3.275	271.038	280.626
Στοιχεία Ενεργητικού προς πώληση						54.706	54.706
Σύνολο Ενεργητικού	**3.304.743**	**604.398**	**1.472.867**	**22.309**	**1.058.408**	**47.576.411**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ							
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	4.136.488	344.069	14.184	822.950	602.655	23.052.104	28.972.450
Παράγωγα χρηματοοικονομικά μέσα						383.129	383.129
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	264.010		91.723	183.704	379.613	19.602.926	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους						127.863	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις						82.960	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους						3.733	3.733
Λοιπές υποχρεώσεις	5.694	393	396	411	1.251	1.150.867	1.159.012
Προβλέψεις						47.796	47.796
Σύνολο Υποχρεώσεων	**4.406.192**	**344.462**	**106.303**	**1.007.065**	**983.519**	**44.451.378**	**51.298.919**
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	(1.101.449)	259.936	1.366.564	(984.756)	74.889	3.125.033	2.740.217
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	1.123.294	(291.357)	(1.371.230)	979.824	(168.244)	(89.267)	183.020
Συνολική Συναλλαγματική Θέση	**21.845**	**(31.421)**	**(4.666)**	**(4.932)**	**(93.355)**	**3.035.766**	**2.923.237**
Μη αντληθέντα πιστωτικά όρια	95.061	25.667			10.668	16.254.809	16.386.205

Η υψηλή ανοικτή συναλλαγματική θέση στα λοιπά Νομίσματα οφείλεται κυρίως στην συναλλαγματική θέση UAH/EUR.

Η ανοικτή συναλλαγματική θέση της 31.12.2008 παρουσιάζει την ακόλουθη ευαισθησία:

Νόμισμα	Σενάριο μεταβολής ισοτιμιών έναντι Ευρώ (%)	Επίπτωση επί των καθαρών εσόδων προ φόρων
USD	Ανατίμηση USD 5%	166
	Υποτίμηση USD 5%	(151)
GBP	Ανατίμηση GBP 5%	(729)
	Υποτίμηση GBP 5%	660
RON	Ανατίμηση RON 5%	(2.055)
	Υποτίμηση RON 5%	1.860
RSD	Ανατίμηση RSD 5%	13.036
	Υποτίμηση RSD 5%	(11.795)
UAH	Ανατίμηση UAH 5%	7.337
	Υποτίμηση UAH 5%	(6.638)

β. Επιτοκιακός κίνδυνος

Στα πλαίσια της ανάλυσης των στοιχείων ενεργητικού και υποχρεώσεων διενεργείται ανάλυση ληκτοτήτων (Gap Analysis). Τα στοιχεία αυτά ταξινομούνται σε χρονικές περιόδους (gaps) ανάλογα με το πότε επαναπροσδιορίζεται το επιτόκιό τους, για τα στοιχεία κυμαινομένου επιτοκίου, ή με το πότε λήγουν, για τα στοιχεία σταθερού επιτοκίου.

Στον παρακάτω πίνακα παρουσιάζεται η ανάλυση ληκτότητας των στοιχείων ενεργητικού και υποχρεώσεων.

	31.12.2008							
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	< 5 ετών	Μη επηρεαζό-μενα στοιχεία	Σύνολο
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.183.095						540.986	1.724.081
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	5.004.463	1.988.461	298.011	337.239	785.503	7.116		8.420.793
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	4.682		68.225	3.639	4.759	5.575		86.880
Παράγωγα χρηματοοικονομικά μέσα	494.386							494.386
Δάνεια και απαιτήσεις κατά πελατών	22.885.207	5.617.721	4.047.395	2.285.263	6.453.809	899.883		42.189.278
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	4.765.406	592.072	273.942	96.316	210.324	40.173	55.664	6.033.897
- Διακρατούμενα μέχρι τη λήξη	667.966	1.182.592	1.682.605	139.956	354.213	461.377		4.488.709
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες							1.750.902	1.750.902
Επενδύσεις σε ακίνητα							42.195	42.195
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							649.452	649.452
Υπεραξία και λοιπά άυλα πάγια							68.723	68.723
Αναβαλλόμενες φορολογικές απαιτήσεις							316.069	316.069
Λοιπά στοιχεία Ενεργητικού							419.526	419.526
Στοιχεία Ενεργητικού προς πώληση							53.283	53.283
Σύνολο Ενεργητικού	**35.005.205**	**9.380.846**	**6.370.178**	**2.862.413**	**7.808.608**	**1.414.124**	**3.896.800**	**66.738.174**
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	8.086.854	2.633.867	115.583	47.665				10.883.969
Παράγωγα χρηματοοικονομικά μέσα	804.172							804.172
Υποχρεώσεις προς πελάτες	22.936.232	6.557.914	2.448.552	1.036.960	696.545	139.891		33.816.094
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	9.158.844	7.606.613	619.634	10.555				17.395.646
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους							97.855	97.855
Αναβαλλόμενες φορολογικές υποχρεώσεις							158.212	158.212
Λοιπές υποχρεώσεις							1.204.462	1.204.462
Προβλέψεις							8.415	8.415
Σύνολο Υποχρεώσεων	**40.986.102**	**16.798.394**	**3.183.769**	**1.095.180**	**696.545**	**139.891**	**1.468.944**	**64.368.825**
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο							1.931.590	1.931.590
Διαφορά από έκδοση μετοχών υπέρ το άρτιο								
Αποθεματικά							165.848	165.848
Αποτελέσματα εις νέον							340.896	340.896
Ίδιες μετοχές							(68.985)	(68.985)
Σύνολο Καθαρής Θέσεως							**2.369.349**	**2.369.349**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**40.986.102**	**16.798.394**	**3.183.769**	**1.095.180**	**696.545**	**139.891**	**3.838.293**	**66.738.174**
ΑΝΟΙΓΜΑ	**(5.980.897)**	**(7.417.548)**	**3.186.409**	**1.767.233**	**7.112.063**	**1.274.233**	**58.707**	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	**(5.980.897)**	**(13.398.445)**	**(10.212.036)**	**(8.444.803)**	**(1.332.740)**	**(58.707)**		

	31.12.2007							
	< 1 μηνός	**1 έως 3 μήνες**	**3 έως 6 μήνες**	**6 έως 12 μήνες**	**1 έως 5 έτη**	**< 5 ετών**	**Μη επηρεαζό-μενα στοιχεία**	**Σύνολο**
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.273.667						376.660	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.278.703	1.619.996	500.885	364.180	579.007	6.904		7.349.675
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	2.147	1.296	24.326	1.114	44.081	191.824		264.788
Παράγωγα χρηματοοικονομικά μέσα	384.466							384.466
Δάνεια και απαιτήσεις κατά πελατών	20.098.772	4.919.167	3.089.640	951.173	6.028.332	180.790		35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	3.021.988	955.633	1.775.414	116.317	101.335	260.718	68.972	6.300.377
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες							1.626.100	1.626.100
Επενδύσεις σε ακίνητα							42.370	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια							603.831	603.831
Υπεραξία και λοιπά άυλα πάγια							55.836	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις							158.160	158.160
Λοιπά στοιχεία Ενεργητικού							280.626	280.626
Στοιχεία Ενεργητικού προς πώληση							54.706	54.706
Σύνολο Ενεργητικού	**29.059.743**	**7.496.092**	**5.390.265**	**1.432.784**	**6.752.755**	**640.236**	**3.267.261**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	3.531.555	1.520.321	557.671	27.884	131			5.637.562
Παράγωγα χρηματοοικονομικά μέσα	383.129							383.129
Υποχρεώσεις προς πελάτες	19.384.594	1.986.757	802.867	337.192	823.478			23.334.888
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	12.237.861	7.727.744	532.051	20.920	3.400			20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους							127.863	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις							82.960	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους							3.733	3.733
Λοιπές υποχρεώσεις							1.159.012	1.159.012
Προβλέψεις							47.796	47.796
Σύνολο Υποχρεώσεων	**35.537.139**	**11.234.822**	**1.892.589**	**385.996**	**827.009**		**1.421.364**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο							1.602.809	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο							184.033	184.033
Αποθεματικά							333.892	333.892
Αποτελέσματα εις νέον							619.483	619.483
Ίδιες μετοχές								
Σύνολο Καθαρής Θέσεως							**2.740.217**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**35.537.139**	**11.234.822**	**1.892.589**	**385.996**	**827.009**		**4.161.581**	**54.039.136**
ΑΝΟΙΓΜΑ	**(6.477.396)**	**(3.738.730)**	**3.497.676**	**1.046.788**	**5.925.746**	**640.236**	**(894.320)**	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	**(6.477.396)**	**(10.216.126)**	**(6.718.450)**	**(5.671.662)**	**254.084**	**894.320**		

Από την Ανάλυση ληκτοτήτων και με την εφαρμογή εναλλακτικών σεναρίων μεταβολών των επιτοκίων της αγοράς ή και των βασικών επιτοκίων της Τραπέζης, υπολογίζεται άμεσα η αντίστοιχη μεταβολή στο καθαρό έσοδο τόκων καθώς και στην καθαρή θέση για τα διαθέσιμα προς πώληση στοιχεία (Available for sale).

Νόμισμα	Σενάριο μεταβολής επιτοκίων (παράλληλη μετατόπιση καμπύλης αποδόσεων)	Ευαισθησία καθαρού εσόδου τόκων (για χρονική περίοδο ενός έτους)	Ευαισθησία της Καθαρής Θέσεως
EUR	+ 50 μ.β.	(3.879)	(6.361)
	- 50 μ.β.	3.879	6.442
USD	+ 50 μ.β.	(2.863)	(273)
	- 50 μ.β.	2.863	278
GBP	+ 50 μ.β.	(345)	(1)
	- 50 μ.β.	345	1

39.3 Κίνδυνος ρευστότητας

Η παρακολούθηση του κινδύνου ρευστότητας επικεντρώνεται στην ικανότητα της Τραπέζης να διατηρεί επαρκή ρευστότητα για την εκπλήρωση των συναλλακτικών της υποχρεώσεων, είτε προγραμματισμένων είτε εκτάκτων. Το μεγαλύτερο μέρος του Ενεργητικού της Τραπέζης χρηματοδοτείται από πελατειακές καταθέσεις και ομόλογα εκδόσεως του Ομίλου. Η χρηματοδότηση αυτή μπορεί να διαχωριστεί σε δύο κατηγορίες:

α) Πελατειακές καταθέσεις για κάλυψη ταμειακών αναγκών.

Οι καταθέσεις για σκοπούς καλύψεως ταμειακών αναγκών είναι οι καταθέσεις Ταμιευτηρίου και Όψεως. Παρόλο που οι καταθέσεις αυτές μπορούν να αποσυρθούν χωρίς προειδοποίηση εάν ζητηθεί, η διασπορά σε αριθμό και είδος καταθετών διασφαλίζει την απουσία σημαντικών απρόσμενων διακυμάνσεων. Έτσι αυτές οι καταθέσεις αποτελούν στην πλειοψηφία τους σταθερή καταθετική βάση.

β) Πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς

Οι πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς αφορούν τις προθεσμιακές πελατειακές καταθέσεις, τις πράξεις προσωρινής εκχωρήσεως με την πελατεία και την πώληση ομολόγων εκδόσεως εταιριών του Ομίλου.

Σύμφωνα με την Ανάλυση των ληκτοτήτων ρευστότητας (Liquidity Gap Analysis), υπολογίζονται οι χρηματοροές που προκύπτουν από όλα τα στοιχεία Ενεργητικού και Παθητικού και ταξινομούνται σε χρονικές περιόδους, ανάλογα με το πότε πραγματοποιούνται, με εξαίρεση τα αξιόγραφα του εμπορικού χαρτοφυλακίου και του διαθεσίμου προς πώληση. Ειδικά για αυτά τα χαρτοφυλάκια, τα οποία μπορούν να ρευστοποιηθούν εύκολα, κατανέμονται στην πρώτη περίοδο λαμβάνοντας υπόψη σχετικούς συντελεστές ρευστοποιησιμότητας (haircuts).

Παρατίθενται κατωτέρω πίνακες ρευστότητας στους οποίους, σημειώνεται ότι οι καταθέσεις προθεσμίας παρουσιάζονται με τη συμβατική ημερομηνία λήξεως. Όμως, η ανάλυση της συμπεριφοράς των προθεσμιακών καταθέσεων δείχνει ότι τουλάχιστον το 80% ανανεώνεται στη λήξη τους και θεωρείται σταθερή καταθετική βάση.

	31.12.2008					
	< 1 μηνός	**1 έως 3 μήνες**	**3 έως 6 μήνες**	**6 έως 12 μήνες**	**> 1 έτους**	**Σύνολο**
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.724.081					1.724.081
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.812.374	1.225.127	226.845	419.363	3.737.084	8.420.793
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	82.536				4.344	86.880
Παράγωγα χρηματοοικονομικά μέσα	494.386					494.386
Δάνεια και απαιτήσεις κατά πελατών	1.797.686	1.578.429	1.786.873	2.416.257	34.610.033	42.189.278
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
- Διαθέσιμα προς πώληση	5.728.769				305.128	6.033.897
- Διακρατούμενα μέχρι τη λήξη	3.142.096				1.346.613	4.488.709
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες					1.750.902	1.750.902
Επενδύσεις σε ακίνητα					42.195	42.195
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					649.452	649.452
Υπεραξία και λοιπά άυλα πάγια					68.723	68.723
Αναβαλλόμενες φορολογικές απαιτήσεις					316.069	316.069
Λοιπά στοιχεία Ενεργητικού	176.678		23.513	9.527	209.808	419.526
Στοιχεία Ενεργητικού προς πώληση					53.283	53.283
Σύνολο Ενεργητικού	**15.958.606**	**2.803.556**	**2.037.231**	**2.845.147**	**43.093.634**	**66.738.174**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	8.080.204	1.729.910	108.834	420.432	544.589	10.883.969
Παράγωγα χρηματοοικονομικά μέσα	804.172					804.172
Υποχρεώσεις προς πελάτες	10.691.788	6.830.772	2.920.617	2.019.209	11.353.708	33.816.094
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	878.677	511.840	603.633	1.291.771	14.109.725	17.395.646
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	97.855					97.855
Αναβαλλόμενες φορολογικές υποχρεώσεις					158.212	158.212
Λοιπές υποχρεώσεις	898.795	71.577	60.690	61.182	112.218	1.204.462
Προβλέψεις					8.415	8.415
Σύνολο Υποχρεώσεων	**21.451.491**	**9.144.099**	**3.693.774**	**3.792.594**	**26.286.867**	**64.368.825**
ΚΑΘΑΡΗ ΘΕΣΗ						
Σύνολο Καθαρής Θέσεως					**2.369.349**	**2.369.349**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**21.451.491**	**9.144.099**	**3.693.774**	**3.792.594**	**28.656.216**	**66.738.174**
Άνοιγμα ρευστότητας	(5.492.885)	(6.340.543)	(1.656.543)	(947.447)	14.437.418	

	31.12.2007					
	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	Σύνολο
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.650.327					1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.168.792	450.145	443.267	560.924	2.726.547	7.349.675
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων						
- Ομόλογα	251.549				13.239	264.788
Παράγωγα χρηματοοικονομικά μέσα	384.466					384.466
Δάνεια και απαιτήσεις κατά πελατών	806.986	2.554.329	3.423.359	5.499.579	22.983.621	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
- Ομόλογα διαθέσιμα προς πώληση	5.890.821				310.043	6.200.864
- Μετοχές διαθέσιμες προς πώληση	89.562				9.951	99.513
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες					1.626.100	1.626.100
Επενδύσεις σε ακίνητα					42.370	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια					603.831	603.831
Υπεραξία και λοιπά άυλα πάγια					55.836	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις					158.160	158.160
Λοιπά στοιχεία Ενεργητικού	4.503		14.414	157.593	104.116	280.626
Στοιχεία Ενεργητικού προς πώληση					54.706	54.706
Σύνολο Ενεργητικού	**12.247.006**	**3.004.474**	**3.881.040**	**6.218.096**	**28.688.520**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	3.526.414	1.051.730	551.096	32.385	475.937	5.637.562
Παράγωγα χρηματοοικονομικά μέσα	383.129					383.129
Υποχρεώσεις προς πελάτες	5.369.299	2.372.011	1.354.136	1.439.499	12.799.943	23.334.888
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	457.103	42.707	12.576	698.538	19.311.052	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	19.599		101.880	6.384		127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις					82.960	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους					3.733	3.733
Λοιπές υποχρεώσεις	983.091	53.830	33.521	64.493	24.077	1.159.012
Προβλέψεις					47.796	47.796
Σύνολο Υποχρεώσεων	**10.738.635**	**3.520.278**	**2.053.209**	**2.241.299**	**32.745.498**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ						
Σύνολο Καθαρής Θέσεως					**2.740.217**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**10.738.635**	**3.520.278**	**2.053.209**	**2.241.299**	**35.485.715**	**54.039.136**
Άνοιγμα ρευστότητας	**1.508.371**	**(515.804)**	**1.827.831**	**3.976.797**	**(6.797.195)**	

Οι χρηματοροές των χρηματοοικονομικών υποχρεώσεων περιλαμβανομένων και των παραγώγων κατανέμονται σύμφωνα με τις εναπομένουσες ημερομηνίες λήξης. Σε αυτές προστίθενται και οι εκτιμώμενες πληρωμές τόκων. Οι υποχρεώσεις σε ξένο νόμισμα έχουν μετατραπεί σε ευρώ. Ειδικά για τα παράγωγα γίνεται ανάλυση σε εκροές και εισροές σύμφωνα με τους συμβατικούς τους όρους.

	31.12.2008						
		Ονομαστικές εισροές / (εκροές)					
	Σύνολο Ισολογισμού	**έως 1 μήνα**	**2 έως 3 μήνες**	**4 έως 6 μήνες**	**7 έως 12 μήνες**	**πέραν του έτους**	**ΣΥΝΟΛΟ**
Υποχρεώσεις - μη παράγωγα							
Υποχρεώσεις προς πιστωτικά ιδρύματα	10.883.969	(8.112.793)	(1.726.252)	(151.038)	(474.440)	(522.207)	(10.986.730)
Υποχρεώσεις προς πελάτες	33.816.094	(10.682.346)	(6.899.492)	(3.057.899)	(2.150.793)	(11.536.005)	(34.326.535)
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	17.395.646	(772.548)	(715.458)	(967.054)	(1.812.461)	(16.595.546)	(20.863.067)
Λοιπές υποχρεώσεις	1.204.462	(898.795)	(71.577)	(60.690)	(61.182)	(112.218)	(1.204.462)
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία παθητικού	47.551						
- Εκροές		(1.370)	(7.392)	(9.935)	(23.734)	(355.462)	(397.893)
- Εισροές		946	9.015	8.404	22.287	423.027	463.679
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία ενεργητικού	242.103						
- Εκροές				(47.341)	(20.198)	(1.251.662)	(1.319.201)
- Εισροές		5.266	8.971	16.381	33.500	1.209.035	1.273.153
Παράγωγα χρηματοοικονομικά μέσα για εμπορικούς σκοπούς	514.518						
- Εκροές		(2.042.892)	(1.477.314)	(148.858)	(253.383)	(1.536.746)	(5.459.193)
- Εισροές		1.953.548	1.386.812	132.291	233.112	1.573.500	5.279.263
Σύνολο	64.104.343	(20.550.984)	(9.492.687)	(4.285.739)	(4.507.292)	(28.704.284)	(67.540.986)
Στοιχεία εκτός Ισολογισμού							
Αχρησιμοποίητα υπόλοιπα από δεσμευτικώς δοθέντα σε πελάτες εγκεκριμένα όρια δανείων		(601.320)					(601.320)
Χρηματοοικονομικές εξασφαλίσεις		(84.104)	(26.682)	(11.986)	(11.651)	(95.223)	(229.646)
Σύνολο στοιχείων εκτός Ισολογισμού		(685.424)	(26.682)	(11.986)	(11.651)	(95.223)	(830.966)

	31.12.2007						
		Ονομαστικές εισροές / (εκροές)					
	Σύνολο Ισολογισμού	έως 1 μήνα	2 έως 3 μήνες	4 έως 6 μήνες	7 έως 12 μήνες	πέραν του έτους	ΣΥΝΟΛΟ
Υποχρεώσεις - μη παράγωγα							
Υποχρεώσεις προς πιστωτικά ιδρύματα	5.637.562	(3.529.678)	(1.063.807)	(569.914)	(47.470)	(521.350)	(5.732.219)
Υποχρεώσεις προς πελάτες	23.334.888	(5.307.148)	(2.390.802)	(1.498.454)	(1.564.664)	(12.794.445)	(23.555.513)
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	20.521.976	(484.301)	(213.314)	(218.814)	(1.063.621)	(23.435.353)	(25.415.403)
Λοιπές υποχρεώσεις	1.159.012	(983.089)	(53.830)	(33.521)	(64.493)	(24.079)	(1.159.012)
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία παθητικού	103.670						
- Εκροές		(2.618)	(14.647)	(6.575)	(19.459)	(811.865)	(855.164)
- Εισροές		2.825	13.540	4.102	14.833	707.756	743.056
Παράγωγα χρηματοοικονομικά μέσα που αντισταθμίζουν στοιχεία ενεργητικού	44.160						
- Εκροές				(48.430)	(8.431)	(1.202.158)	(1.259.019)
- Εισροές		7.810	5.839	13.598	27.061	1.158.024	1.212.332
Παράγωγα χρηματοοικονομικά μέσα για εμπορικούς σκοπούς	235.299						
- Εκροές		(1.952.215)	(220.187)	(258.722)	(134.078)	(865.372)	(3.430.574)
- Εισροές		1.884.358	233.443	242.887	118.263	702.219	3.181.170
Σύνολο	**51.036.567**	**(10.364.056)**	**(3.703.765)**	**(2.373.843)**	**(2.742.059)**	**(37.086.623)**	**(56.270.346)**
Στοιχεία εκτός Ισολογισμού							
Αχρησιμοποίητα υπόλοιπα από δεσμευτικώς δοθέντα σε πελάτες εγκεκριμένα όρια δανείων		(531.063)					(531.063)
Χρηματοοικονομικές εξασφαλίσεις		(57.532)	(32.597)	(12.626)	(14.166)	(75.203)	(192.124)
Σύνολο στοιχείων εκτός Ισολογισμού		**(588.595)**	**(32.597)**	**(12.626)**	**(14.166)**	**(75.203)**	**(723.187)**

39.4 Εύλογες αξίες χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων

Ο παρακάτω πίνακας παρουσιάζει τη λογιστική και την εύλογη αξία χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων που είτε δεν αποτιμώνται σε εύλογες αξίες είτε δεν απεικονίζεται η εύλογη αξία τους στις σημειώσεις επί των οικονομικών καταστάσεων.

Η εύλογη αξία των δανείων υπολογίζεται με βάση την καμπύλη επιτοκίων της διατραπεζικής αγοράς και αφού προστεθεί το περιθώριο (spread) των χορηγήσεων για τον αντίστοιχο πιστωτικό κίνδυνο. Η εύλογη αξία των καταθέσεων υπολογίζεται με βάση την καμπύλη επιτοκίων της διατραπεζικής αγοράς και αφού αφαιρεθεί το περιθώριο του πελάτη (spread) ανάλογα με το είδος της κατάθεσης

Και στις δύο παραπάνω περιπτώσεις οι μελλοντικές χρηματοροές προεξοφλούνται ανάλογα με τη διάρκειά τους με τα αντίστοιχα επιτόκια.

	31.12.2008	
	Λογιστική αξία	Εύλογη αξία
ΕΝΕΡΓΗΤΙΚΟ		
Δάνεια και απαιτήσεις κατά πελατών	42.189.278	43.010.559
ΥΠΟΧΡΕΩΣΕΙΣ		
Υποχρεώσεις προς πελάτες	33.816.094	33.903.163

Η εύλογη αξία των λοιπών χρηματοοικονομικών στοιχείων ενεργητικού και υποχρεώσεων που αποτιμώνται στο αναπόσβεστο κόστος δεν διαφέρει ουσιωδώς από την αντίστοιχη λογιστική.

40. Διαχείριση κεφαλαίων - Κεφαλαιακή επάρκεια

Πολιτική της Τραπέζης είναι η διατήρηση μίας ισχυρής κεφαλαιακής βάσης προκειμένου να διασφαλίζεται η ανάπτυξή της, και να διασφαλίζεται η εμπιστοσύνη των καταθετών, των μετόχων, των αγορών και των συναλλασσόμενων μερών.

Η μερισματική πολιτική εξετάζεται πάντα ώστε να επιτυγχάνεται η καλύτερη σχέση μεταξύ μίας ικανοποιητικής απόδοσης για τον μέτοχο και της ασφάλειας που προσφέρει μία ισχυρή κεφαλαιακή βάση.

Αυξήσεις μετοχικού κεφαλαίου διενεργούνται με απόφαση της Γενικής Συνελεύσεως, ή του Διοικητικού Συμβουλίου, σύμφωνα με το καταστατικό ή τις εκάστοτε ισχύουσες διατάξεις.

Ειδικότερα, η Γενική Συνέλευση, δυνάμει της από 6 Ιουνίου 2006 αποφάσεώς της, εκχώρησε στο Διοικητικό Συμβούλιο, για χρονική περίοδο τεσσάρων (4) ετών, την εξουσία αυξήσεως του μετοχικού της κεφαλαίου κατά τα οριζόμενα και με τις προϋποθέσεις του άρθρου 13 του Ν.2190/1920.

Ίδιες μετοχές μπορεί να αποκτά κατά τους ορισμούς και υπό τις προϋποθέσεις του νόμου.

Η Τράπεζα αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Η κεφαλαιακή της επάρκεια εποπτεύεται από την Τράπεζα της Ελλάδος, προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει η Τράπεζα.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία II) που ενσωματώθηκε στο Ελληνικό Δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την Τυποποιημένη Μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

	31.12.2008 Βασιλεία II	**31.12.2007 Βασιλεία I**
Δείκτης Βασικών Κεφαλαίων (Tier I)	7,8%	6,5%
Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)	**9,6%**	**12,0%**

41. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της, διενεργεί συναλλαγές και με συνδεδεμένα με αυτή μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης με μέλη του Διοικητικού της Συμβουλίου, των πλησιεστέρων συγγενικών τους προσώπων και εταιριών συνδεδεμένων με αυτά, καθώς και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα έχουν ως εξής:

	31.12.2008	31.12.2007
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	166.137	38.649
Υποχρεώσεις		
Υποχρεώσεις προς πελάτες	71.915	43.123
Εγγυητικές επιστολές	21.392	83

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Τόκοι και εξομοιούμενα έσοδα	10.142	432
Τόκοι και εξομοιούμενα έξοδα	2.760	1.131

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

Ι. Θυγατρικές εταιρίες

	31.12.2008	31.12.2007
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	5.803.055	4.114.320
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων	12.486	8.075
Παράγωγα χρηματοοικονομικά μέσα	10.330	2.003
Δάνεια και απαιτήσεις κατά πελατών [1]	1.933.878	1.527.856
Αξιόγραφα διαθέσιμα προς πώληση	5.555.443	3.368.618
Λοιπά στοιχεία ενεργητικού	511	
Σύνολο	**13.315.703**	**9.020.872**
Υποχρεώσεις		
Υποχρεώσεις προς πιστωτικά ιδρύματα	2.183.803	1.574.301
Υποχρεώσεις προς πελάτες	132.323	101.128
Παράγωγα χρηματοοικονομικά μέσα	778	87
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	17.395.646	20.521.976
Λοιπές υποχρεώσεις	2.260	1.196
Σύνολο	**19.714.810**	**22.198.688**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	**1.010.387**	**1.001.394**

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	515.650	247.092
Έσοδα από μερίσματα	72.897	43.915
Έσοδα από αμοιβές και προμήθειες	36.712	51.356
Αποτελέσματα χρηματοοικονομικών πράξεων	84.297	
Λοιπά έσοδα	2.558	3.006
Σύνολο	**712.114**	**345.369**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	1.098.889	923.556
Προμήθειες έξοδα	821	1.374
Γενικά διοικητικά έξοδα	12.664	13.169
Σύνολο	**1.112.374**	**938.099**

[1] Στη θέση «Δάνεια και απαιτήσεις κατά πελατών» συμπεριλαμβάνεται ποσό € 131.382 που προέρχεται από τον συμψηφισμό των ιδιοκατεχόμενων ομολογιακών εκδόσεων των εταιριών «Alpha Covered Bond PLC» και «Katanalotika PLC», των απαιτήσεων και υποχρεώσεων από την τιτλοποίηση στεγαστικών και καταναλωτικών δανείων, καθώς επίσης και το υπόλοιπο των δανείων που χορήγησε η Τράπεζα στις ανωτέρω εταιρίες.

II. Συγγενείς εταιρίες

	31.12.2008	31.12.2007
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών		277
Υποχρεώσεις		
Υποχρεώσεις προς πελάτες	406	26

	Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	16	33
Έσοδα από μερίσματα	11	9
Σύνολο	**27**	**42**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	2	
Σύνολο	**2**	

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα της χρήσεως 2008, ανέρχονται σε € 4.962 (31.12.2007: € 19.590).

42. Αποκτήσεις, πωλήσεις θυγατρικών και συγγενών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 4.4.2008 η Τράπεζα απέκτησε ποσοστό 90% της νεοσυσταθείσης ουκρανικής τραπέζης Astra Bank OJSC έναντι ποσού €10,9 εκατ. Τα συμβαλλόμενα μέρη συμφώνησαν ότι οι ιδρυτικοί μέτοχοι της Astra Bank θα διατηρήσουν ποσοστό συμμετοχής έως 10% στο μετοχικό κεφάλαιο και θα εξακολουθούν να συμμετέχουν στη διοίκηση της Τραπέζης.

β. Την 8.5.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής της Alpha Bank Srbija A.D., καταβάλλοντας συνολικό ποσό € 49,8 εκατ.

γ. Την 21.5.2008 η Τράπεζα απέκτησε 847 μετοχές της εταιρίας APE Commercial Property. Κατόπιν της αγοράς αυτής η συμμετοχή της Τραπέζης στην εν λόγω εταιρία διαμορφώθηκε στο 72,20%.

δ. Την 2.6.2008 ολοκληρώθηκε η σύσταση του αμοιβαίου κεφαλαίου Alpha - TANEO Α.Κ.Ε.Σ., στο οποίο η Τράπεζα συμμετέχει με ποσοστό 51%.

ε. Την 30.6.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής της Astra Bank OJSC, καταβάλλοντας ποσό € 126,4 εκατ. πλέον εξόδων, με αποτέλεσμα το ποσοστό συμμετοχής της να διαμορφώνεται πλέον σε 93,33%.

στ. Την 2.7.2008 η Τράπεζα προέβη στην ίδρυση θυγατρικής εταιρίας (ποσοστό συμμετοχής 100%), με την επωνυμία Alpha Covered Bonds Plc και έδρα το Ηνωμένο Βασίλειο, με σκοπό την έκδοση καλυμμένων ομολογιών.

ζ. Την 15.8.2008 η Τράπεζα πώλησε τη συμμετοχή της στην εταιρία συμμετοχών "Anadolu Alpha Gayrimenkul Ticaret A.S.", ήτοι ποσοστό 50% επί του μετοχικού κεφαλαίου, στον έτερο μέτοχο Anadolu Group. Εκ της πωλήσεως δεν προέκυψε κέρδος.

η. Την 8.12.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της Alpha Bank Romania καταβάλλοντας ποσό €20 εκατ.

θ. Την 18.12.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής εταιρίας Ευρυμάθεια Α.Ε. καταβάλλοντας συνολικό ποσό € 990 χιλ.

ι. Την 19.12.2008 η Τράπεζα μεταβίβασε το σύνολο των μετοχών που κατείχε στις θυγατρικές της εταιρίες Alpha Αστικά Ακίνητα Α.Ε. και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. στην κατά 100% θυγατρική της εταιρία Alpha Group Investments Ltd.

ια. Την 29.12.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της APE Commercial Property A.E. καταβάλλοντας ποσό € 3,8 εκατ.

ιβ. Την 31.12.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της APE Fixed Assets A.E. καταβάλλοντας ποσό € 3,0 εκατ.

43. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

1. Σε υλοποίηση του εγκριθέντος από την Τακτική Γενική Συνέλευση των Μετόχων της 3.4.2008 προγράμματος αγοράς ιδίων μετοχών, η Τράπεζα έχει προβεί στο διάστημα 1.1.2009 έως και 16.2.2009 σε αγορά 457.601 μετοχών, με αξία κτήσης €2.666 (ήτοι €5,83 ανά μετοχή).

Έτσι ο συνολικός αριθμός των κατεχομένων από την Τράπεζα ιδίων μετοχών, κατά την 16.2.2009, ανέρχεται σε 6.140.959 μετοχές συνολικής αξίας κτήσεως €71.650 ήτοι ποσοστό επί του υφισταμένου μετοχικού κεφαλαίου 1,49%.

2. Το Διοικητικό Συμβούλιο κατά τη συνεδρίαση της 16.12.2008 αποφάσισε τη συμμετοχή της Τραπέζης, κατ' αναλογίαν της, στο σύνολο των ρυθμίσεων του Ν. 3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας για την αντιμετώπιση των επιπτώσεων της διεθνούς χρηματοπιστωτικής κρίσης.

Στα πλαίσια αυτά, την 12.1.2009 πραγματοποιήθηκε Έκτακτη Γενική Συνέλευση των Μετόχων της Alpha Bank στην οποία εγκρίθηκαν:

- Η αύξηση του μετοχικού κεφαλαίου της Τραπέζης μέχρι του ποσού των €950 εκατ. σύμφωνα με τις διατάξεις του Ν.3723/2008, με κατάργηση του δικαιώματος προτιμήσεως των παλαιών Μετόχων (όπου απαιτείται), δια της εκδόσεως και διανομής νέων προνομιούχων, άνευ ψήφου, ενσώματων και εξαγοράσιμων μετοχών. Η παροχή εξουσιοδοτήσεως προς το Διοικητικό Συμβούλιο της Τραπέζης για την εξειδίκευση των όρων (εκδόσεως) των προνομιούχων μετοχών. Η τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης για τον σκοπό της αυξήσεως του μετοχικού κεφαλαίου και της προσαρμογής στις διατάξεις του Ν. 3723/2008.
- Η μεταβολή του αριθμού των μελών του Διοικητικού Συμβουλίου της Τραπέζης και η τροποποίηση του άρθρου 7 του Καταστατικού της.
- Η εκλογή εκπροσώπου του Ελληνικού Δημοσίου, ως νέου μέλους του Διοικητικού Συμβουλίου σύμφωνα με τον Ν.3723/2008 υπό την αίρεση της συμμετοχής του Ελληνικού Δημοσίου στο μετοχικό κεφάλαιο της Τραπέζης.

3. Στις 17.2.2009 ολοκληρώθηκε επιτυχώς η συναλλαγή τιτλοποίησης τμήματος του χαρτοφυλακίου ομολόγων της Τραπέζης ύψους €1,25 δισ., μέσω της εταιρίας ειδικού σκοπού Talanto PLC. Το τμήμα των ομολογιών που έχει λάβει διαβάθμιση A1 από τον οίκο πιστοληπτικής διαβαθμίσεως Moody's, ύψους €811 εκατ., είναι αποδεκτό από την Ευρωπαϊκή Κεντρική Τράπεζα ως ενέχυρο για πράξεις αναχρηματοδοτήσεως.

4. Η αρχική πρόθεση του Διοικητικού Συμβουλίου ήταν να προτείνει τη διανομή μερίσματος σε μετρητά για τη χρήση του 2008, στα πλαίσια του Ν. 3723/2008.

Ενόψει όμως των επικείμενων νομοθετικών μεταβολών περί την καταβολή του μερίσματος, το Διοικητικό Συμβούλιο της Τραπέζης δεν δύναται, σήμερον, να διατυπώσει ακριβή πρόταση περί της διανομής ή μη μερίσματος, το οποίο, ως εκτιμά, θα πράξει προ της επικείμενης Τακτικής Γενικής Συνελεύσεως.

Αθήναι, 24 Φεβρουαρίου 2009

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

χρήσεως από 1η Ιανουαρίου 2008 έως 31η Δεκεμβρίου 2008

(δημοσιευόμενα βάσει του Κ.Ν.2190/20, άρθρο 135 για επιχειρήσεις που συντάσσουν ετήσιες οικονομικές καταστάσεις, ενοποιημένες και μη, κατά τα ΔΛΠ)

(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)

Τα παρακάτω στοιχεία και πληροφορίες, που προκύπτουν από τις οικονομικές καταστάσεις, αποσκοπούν σε μία γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση διαδικτύου της Τραπέζης, όπου αναρτώνται οι οικονομικές καταστάσεις, καθώς και η έκθεση ελέγχου του ορκωτού ελεγκτή λογιστή.

ΣΤΟΙΧΕΙΑ ΤΗΣ ALPHA BANK

Έδρα	Σταδίου 40 - 102 52, Αθήναι
ΑΡ.Μ.Α.Ε.:	6066/06/Β/86/05
Αρμόδια εποπτική αρχή:	Τράπεζα της Ελλάδος, Υπουργείο Ανάπτυξης
Ημερομηνία εγκρίσεως από το Διοικητικό Συμβούλιο των Ετήσιων Οικονομικών Καταστάσεων (από τις οποίες αντλήθηκαν τα στοιχεία και πληροφορίες):	24 Φεβρουαρίου 2009
Ορκωτοί Ελεγκτές Λογιστές:	Μάριος Τ. Κυριάκου (Α.Μ. ΣΟΕΛ 11121) Νικόλαος Ε. Βουνισέας (Α.Μ. ΣΟΕΛ 18701)
Ελεγκτική Εταιρία:	KPMG Ορκωτοί Ελεγκτές Α.Ε.
Τύπος έκθεσης ελέγχου ελεγκτών:	Με σύμφωνη γνώμη
Διεύθυνση Διαδικτύου Εταιρίας:	www.alpha.gr

ΣΥΝΘΕΣΗ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος
ΑΝΤΙΠΡΟΕΔΡΟΣ
(Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες
ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
(Εκτελεστικό Μέλος)
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
(Εκτελεστικά Μέλη)
Μαρίνος Σ. Γιαννόπουλος (CFO)
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καροκώστας
Νικόλαος Ι. Μάνεσης
Ιωάννα Ε. Παπαδοπούλου

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης
Παύλος Α. Αποστολίδης
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης
Ιωάννης Κ. Λύρας

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.450.947	3.263.612	1.724.081	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.829.970	3.509.696	8.420.793	7.349.675
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων				
- Εμπορικό χαρτοφυλάκιο	81.135	266.047	86.880	264.788
Παράγωγα χρηματοοικονομικά μέσα	485.026	383.432	494.386	384.466
Δάνεια και απαιτήσεις κατά πελατών	50.704.702	42.072.071	42.189.278	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου				
- Διαθέσιμα προς πώληση	752.526	3.156.901	6.033.897	6.300.377
- Διακρατούμενα μέχρι τη λήξη	4.488.709	-	4.488.709	-
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	-	-	1.750.902	1.626.100
Επενδύσεις σε συγγενείς εταιρίες	59.260	5.320	-	-
Επενδύσεις σε ακίνητα	66.875	73.560	42.195	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	1.254.240	1.173.275	649.452	603.831
Υπεραξία και λοιπά άυλα πάγια	159.961	134.497	68.723	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις	333.499	170.257	316.069	158.160
Λοιπά στοιχεία ενεργητικού	549.299	385.676	419.526	280.626
	65.216.149	54.594.344	66.684.891	53.984.430
Στοιχεία ενεργητικού προς πώληση	53.805	89.945	53.283	54.706
Σύνολο Ενεργητικού	**65.269.954**	**54.684.289**	**66.738.174**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	8.963.796	4.437.736	10.883.969	5.637.562
Παράγωγα χρηματοοικονομικά μέσα	805.346	384.139	804.172	383.129
Υποχρεώσεις προς πελάτες	-	-	33.816.094	23.334.888
(συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	42.546.777	34.665.158	-	-
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	7.241.185	9.189.297	17.395.646	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	128.062	158.797	97.855	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις	197.779	94.807	158.212	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	42.762	42.019	-	3.733
Λοιπές υποχρεώσεις	1.350.287	1.323.554	1.204.462	1.159.012
Προβλέψεις	53.263	95.935	8.415	47.796
	61.329.257	50.391.442	64.368.825	51.298.919
Υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση	-	1.583	-	-
Σύνολο Υποχρεώσεων (α)	**61.329.257**	**50.393.025**	**64.368.825**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.931.590	1.602.809	1.931.590	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-	184.033	-	184.033
Αποθεματικά	188.404	445.662	165.848	333.892
Αποτελέσματα εις νέον	969.815	1.138.195	340.896	619.483
Ίδιες μετοχές	(68.985)	(188)	(68.985)	-
Καθαρή θέση μετόχων της Τραπέζης	3.020.824	3.370.511	2.369.349	2.740.217
Δικαιώματα τρίτων	32.567	32.859	-	-
Υβριδικά κεφάλαια	887.306	887.894	-	-
Σύνολο Καθαρής Θέσεως (β)	**3.940.697**	**4.291.264**	**2.369.349**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως (α) + (β)	**65.269.954**	**54.684.289**	**66.738.174**	**54.039.136**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Σύνολο εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες	2.888.383	(5.104.982)	5.772.620	(1.320.595)
Σύνολο εισροών / (εκροών) από διακοπείσες λειτουργικές δραστηριότητες	-	-	-	-
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	**2.888.383**	**(5.104.982)**	**5.772.620**	**(1.320.595)**
Σύνολο εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες	(2.728.334)	4.270.234	(4.629.371)	1.081.217
Σύνολο εισροών / (εκροών) από διακοπείσες επενδυτικές δραστηριότητες	-	160.700	-	-
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	**(2.728.334)**	**4.430.934**	**(4.629.371)**	**1.081.217**
Σύνολο εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες	(855.188)	(109.819)	(962.292)	(12.601)
Σύνολο εισροών / (εκροών) από διακοπείσες χρηματοδοτικές δραστηριότητες	-	-	-	-
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	**(855.188)**	**(109.819)**	**(962.292)**	**(12.601)**
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της χρήσεως (α) + (β) + (γ)	**(695.139)**	**(783.867)**	**180.957**	**(251.979)**
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(83.256)	67	1.239	500
Σύνολο εισροών / (εκροών) χρήσεως	**(778.395)**	**(783.800)**	**182.196**	**(251.479)**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως χρήσεως	**3.792.031**	**4.575.831**	**4.356.928**	**4.608.407**
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως χρήσεως	**3.013.636**	**3.792.031**	**4.539.124**	**4.356.928**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Καθαρή θέση ενάρξεως χρήσεως (1.1.2008 και 1.1.2007 αντίστοιχα)	4.291.264	3.613.667	2.740.217	2.435.836
Μεταφορά στο αποτέλεσμα χρήσεως, αποθεματικού των διαθεσίμων προς πώληση αξιογράφων (α)	33.655	123.054	33.739	126.825
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (β)	(205.653)	(38.613)	(247.883)	(48.196)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών και καταστημάτων εξωτερικού (γ)	(132.924)	68	(130)	200
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση (α) + (β) + (γ)	**(304.922)**	**84.509**	**(214.274)**	**78.829**
Καθαρά κέρδη χρήσεως, μετά το φόρο εισοδήματος	513.447	851.086	334.238	457.006
Αύξηση μετοχικού κεφαλαίου	-	61.605	-	61.605
Έξοδα αυξήσεως μετοχικού κεφαλαίου	(2.204)	-	(2.204)	-
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	(6.410)	(15.008)	-	-
Διανεμηθέντα μερίσματα	(362.731)	(305.498)	(362.199)	(304.421)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(58.575)	(52.996)	-	-
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(127.174)	54.508	(123.276)	11.466
Λοιπά	(1.998)	(609)	(3.153)	(104)
Καθαρή θέση λήξεως χρήσεως (31.12.2008 και 31.12.2007 αντίστοιχα)	**3.940.697**	**4.291.264**	**2.369.349**	**2.740.217**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

	Ενοποιημένα Στοιχεία				Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως				Από 1 Ιανουαρίου έως	
	31.12.2008	31.12.2007			31.12.2008	31.12.2007
		Συνεχιζόμενες δραστηριότητες	Διακοπείσες δραστηριότητες	Σύνολο		
Τόκοι και εξομοιούμενα έσοδα	4.406.935	3.406.725	860	3.407.585	4.118.961	3.106.845
Τόκοι και εξομοιούμενα έξοδα	(2.608.333)	(1.801.472)	-	(1.801.472)	(2.768.455)	(1.879.187)
Καθαρό έσοδο από τόκους	1.798.602	1.605.253	860	1.606.113	1.350.506	1.227.658
Έσοδα από αμοιβές και προμήθειες	505.039	507.651	409	508.060	346.494	349.399
Προμήθειες έξοδα	(40.625)	(43.061)	-	(43.061)	(29.418)	(27.480)
Καθαρό έσοδο από αμοιβές και προμήθειες	464.414	464.590	409	464.999	317.076	321.919
Έσοδα από μερίσματα	2.591	2.254	-	2.254	74.937	45.462
Αποτελέσματα χρηματοοικονομικών πράξεων	(6.848)	82.542	-	82.542	(20.584)	(42.833)
Λοιπά έσοδα	79.944	81.432	3.573	85.005	21.138	34.878
	75.687	166.228	3.573	169.801	75.491	37.507
Σύνολο εσόδων	**2.338.703**	**2.236.071**	**4.842**	**2.240.913**	**1.743.073**	**1.587.084**
Αμοιβές και έξοδα προσωπικού	(589.488)	(526.935)	(2.338)	(529.273)	(429.213)	(386.694)
Γενικά διοικητικά έξοδα	(495.623)	(416.253)	(1.583)	(417.836)	(362.411)	(338.490)
Αποσβέσεις	(88.949)	(78.254)	(239)	(78.493)	(57.592)	(51.186)
Λοιπά έξοδα	(4.256)	(3.903)	-	(3.903)	(3.072)	(2.486)
Σύνολο εξόδων	***(1.178.316)***	***(1.025.345)***	***(4.160)***	***(1.029.505)***	***(852.288)***	***(778.856)***
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(541.751)	(226.683)	-	(226.683)	(495.382)	(194.587)
Αναλογία κερδών / (ζημιών) από συγγενείς εταιρίες	6.997	1.220	-	1.220	-	-
	(534.754)	(225.463)	-	(225.463)	(495.382)	(194.587)
Κέρδη πριν το φόρο εισοδήματος	**625.633**	**985.263**	**682**	**985.945**	**395.403**	**613.641**
Φόρος εισοδήματος	(112.186)	(214.565)	(421)	(214.986)	(61.165)	(156.635)
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	-	-	80.127	80.127	-	-
Καθαρά κέρδη, μετά το φόρο εισοδήματος	**513.447**	**770.698**	**80.388**	**851.086**	**334.238**	**457.006**
Καθαρά κέρδη που αναλογούν σε:						
Μετόχους της Τραπέζης	**512.067**	**769.647**	**80.388**	**850.035**	-	-
Τρίτους	1.380	1.051	-	1.051	-	-
Καθαρά κέρδη ανά μετοχή:						
Βασικά (€ ανά μετοχή)	1,2624	1,8980	0,1983	2,0963	0,8240	1,1270
Προσαρμοσμένα (€ ανά μετοχή)	1,2624	1,8946	0,1979	2,0925	0,8240	1,1250
Προτεινόμενο μέρισμα χρήσεως 2008 (€ ανά μετοχή)						
Μέρισμα χρήσεως 2007 (€ ανά μετοχή)						0,9000

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της «ALPHA BANK» (μητρική εταιρία), το ποσοστό συμμετοχής του Ομίλου σε αυτές κατά την 31.12.2008, καθώς και η μέθοδος ενσωμάτωσης που εφαρμόστηκε, παρατίθενται αναλυτικά στη σημείωση 40 επί των Οικονομικών Καταστάσεων Ομίλου της 31.12.2008.
2. Κατά το χρονικό διάστημα 1.1.2008 έως 31.12.2008 επήλθαν οι παρακάτω μεταβολές στις εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις:
   α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:
   - Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Astra Bank OJSC που αποκτήθηκε από την Τράπεζα και Alpha Ανώνυμη Εταιρεία Διαχείρισης Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών - ΑΚΕΣ και διακριτικό τίτλο Alpha Ventures Capital Management που ιδρύθηκε από την Alpha A.E. Επενδυτικών Συμμετοχών. Την 30.9.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Alpha Covered Bonds Plc, η οποία ιδρύθηκε από την Τράπεζα και ABL Holdings Jersey Ltd, με έδρα το Jersey, η οποία ιδρύθηκε από την Alpha Bank London Ltd. Την 31.12.2008 ενοποιήθηκε για πρώτη φορά η εταιρία Katanalotika Plc.
   - Μεταβίβαση εντός του Ομίλου: Την 29.9.2008 μεταβιβάστηκε από την Alpha Bank London Ltd στην ABL Holdings Jersey Ltd, η Alpha Asset Finance C.I. Ltd. Την 19.12.2008 η Τράπεζα μεταβίβασε το σύνολο των μετοχών που κατείχε στις θυγατρικές εταιρείες Alpha Αστικά Ακίνητα Α.Ε. και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. στην κατά 100% θυγατρική της εταιρία Alpha Group Investments Ltd.
   - Αλλαγή ονομασίας: Την 11.2.2008 η Alpha Finance Α.Χ.Ε.Π.Ε.Υ. μετονομάσθηκε σε Alpha Finance Α.Ε.Π.Ε.Υ.
   - *Πωλήσεις/Εκκαθαρίσεις: Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση ποσοστού 100% των μετοχών της εταιρίας Τουριστικό Θέρετρο Α.Ε.*, ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort, κατά 50% στην «Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε.» και κατά 50% στην «Πλάκα Α.Ε. Ξενοδοχειακών, Τουριστικών και Εμπορικών Επιχειρήσεων». Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investment B.V.

   β. Στις εταιρίες που ενοποιούνται με την αναλογική μέθοδο:
   - Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha - ΤΑΝΕΟ Α.Κ.Ε.Σ., στην οποία η Τράπεζα συμμετέχει με ποσοστό 51%.
   - Πωλήσεις: Την 15.8.2008 η Τράπεζα πώλησε τη συμμετοχή της στην εταιρία συμμετοχών «Anadolu Alpha Gayrimenkul Ticaret A.S.», ήτοι ποσοστό 50% επί του μετοχικού κεφαλαίου, στον έτερο μέτοχο Anadolu Group.

   γ. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:
   - Νέες εταιρίες: Την 21.5.2008 ο Όμιλος αναγνώρισε συμμετοχή στη συγγενή εταιρία ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε.
3. Στις ενοποιημένες οικονομικές καταστάσεις δεν περιλαμβάνονται οι εταιρίες Commercial Bank of London Ltd και ΡΗΛΑ ΚΑΡ Α.Ε., οι οποίες δεν έχουν δραστηριότητα και Singular Hospitality Solutions (SHS AE), HSO Europe BV και Prismatech Hellas A.E., οι οποίες έχουν πλήρως απομειωθεί και βρίσκονται υπό εκκαθάριση.
4. Αναλυτική περιγραφή της διακοπείσης δραστηριότητος παρατίθεται στη σημείωση 11 επί των Οικονομικών Καταστάσεων Ομίλου της 31.12.2008.
5. Τα αποτελέσματα που καταχωρήθηκαν απ' ευθείας στην καθαρή θέση αναφέρονται αναλυτικά στα «Στοιχεία καταστάσεως μεταβολών καθαρής θέσεως», που παρατίθενται ανωτέρω.
6. Οι ανέλεγκτες φορολογικά χρήσεις της Τραπέζης και των εταιριών του Ομίλου αναφέρονται στις σημειώσεις 37β και 39β αντίστοιχα επί των Οικονομικών Καταστάσεων της 31.12.2008 της Τραπέζης και του Ομίλου αντίστοιχα.
7. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη έναντι αυτών ύψους €4,2 εκατ. Ο Όμιλος και η Τράπεζα έχουν σχηματίσει επίσης λοιπές προβλέψεις ύψους €49,1 εκατ. και €8,4 εκατ. αντίστοιχα.
8. Η Τράπεζα, την 31.12.2008, κατείχε 5.683.358 ίδιες μετοχές, αξίας κτήσεως €68.985 χιλ. Οι λοιπές εταιρίες του Ομίλου δεν κατείχαν ίδιες μετοχές.
9. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 31.12.2008, ήταν 15.619 άτομα (31.12.2007: άτομα 12.907) και στην Τράπεζα 8.903 άτομα (31.12.2007: άτομα 7.693).
10. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2008 έως 31.12.2008, προέκυψαν τα εξής αποτελέσματα:
    - Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: α) Ομίλου: έσοδα €10.295 χιλ., έξοδα € 16.963 χιλ. β) Τραπέζης: έσοδα €10.142 χιλ., έξοδα €7.722 χιλ.
    - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: έσοδα €16 χιλ., έξοδα €3.175 χιλ. β) Τραπέζης: έσοδα €712.141 χιλ., έξοδα €1.112.376 χιλ.

    Τα υπόλοιπα, κατά την 31.12.2008, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές έχουν ως εξής:
    - Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: α) Ομίλου: απαιτήσεις €172.472 χιλ., υποχρεώσεις €94.087 χιλ., εγγυητικές επιστολές €21.392 χιλ. β) Τραπέζης: απαιτήσεις €166.137 χιλ., υποχρεώσεις €71.915 χιλ., εγγυητικές επιστολές €21.392 χιλ.
    - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: υποχρεώσεις €406 χιλ. β) Τραπέζης: απαιτήσεις €13.315.703 χιλ., υποχρεώσεις €19.715.216 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις €1.010.387 χιλ.
11. Το Διοικητικό Συμβούλιο, στη συνεδρίασή του της 16.12.2008, αποφάσισε τη συμμετοχή της Τραπέζης στο σύνολο των ρυθμίσεων του Ν.3723/2008 για την ενίσχυση της ρευστότητος της οικονομίας.
12. Η αρχική πρόθεση του Διοικητικού Συμβουλίου ήταν να προτείνει τη διανομή μερίσματος σε μετρητά για τη χρήση του 2008, στα πλαίσια του Ν. 3723/2008. Ενόψει όμως των επικείμενων νομοθετικών μεταβολών περί την καταβολή του μερίσματος, το Διοικητικό Συμβούλιο της Τραπέζης δεν δύναται, σήμερον, να διατυπώσει ακριβή πρόταση περί της διανομής ή μη μερίσματος, το οποίο, ως εκτιμά, θα πράξει προ της επικείμενης Τακτικής Γενικής Συνελεύσεως.

Αθήναι, 24 Φεβρουαρίου 2009

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ΠΛΗΡΟΦΟΡΙΕΣ ΑΡΘΡΟΥ 10 Ν.3401/2005

Οι εταιρικές ανακοινώσεις του έτους 2008 έχουν αναρτηθεί στην ιστοσελίδα της Τραπέζης www.alpha.gr/page/default.asp?la=1&id=5695.

Θέμα	Ημερομηνία
Πρόσκληση σε Έκτακτη Γενική Συνέλευση των Μετόχων	30.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 17.12.2008	18.12.2008
Συμμετοχή στις ρυθμίσεις του Νόμου 3723/2008	17.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 16.12.2008	17.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 10.12.2008	11.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 08.12.2008	09.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 05.12.2008	08.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 04.12.2008	05.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 03.12.2008	04.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 28.11.2008	01.12.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 27.11.2008	28.11.2008
Αποτελέσματα Εννεαμήνου 2008	25.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 20.11.2008	21.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 19.11.2008	20.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 17.11.2008	18.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 14.11.2008	17.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 13.11.2008	14.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 12.11.2008	13.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 11.11.2008	12.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 31.10.2008	03.11.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 30.10.2008	31.10.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 29.10.2008	30.10.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 27.10.2008	29.10.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 24.10.2008	27.10.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 22.10.2008	23.10.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 20.10.2008	21.10.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 17.10.2008	20.10.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 16.10.2008	17.10.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 3.9.2008	04.09.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 29.8.2008	01.09.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 26.8.2008	27.08.2008
Αποτελέσματα Α' Εξαμήνου 2008	26.08.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 25.8.2008	26.08.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 20.8.2008	21.08.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών την 14.8.2008	18.08.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών	13.08.2008
Ανακοίνωση Αποτελεσμάτων α' εξαμήνου 2008 την 26 Αυγούστου 2008	13.08.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών	11.08.2008
Γνωστοποίηση Αγοράς Ιδίων Μετοχών	08.08.2008
Νέα Επιτόκια από την Alpha Bank	25.07.2008
Αγορά ιδίων μετοχών	01.07.2008

Θέμα	Ημερομηνία
Απολογισμός επιμέρους διαστήματος αγοράς ιδίων μετοχών	30.06.2008
Ολοκλήρωση διαθέσεως ιδιοκατεχόμενων μετοχών	30.06.2008
Διάθεση ιδίων μετοχών	27.06.2008
Λήξη επιμέρους χρονικού διαστήματος αγοράς ιδίων μετοχών	27.06.2008
Αποτελέσματα Α' Τριμήνου 2008.	27.05.2008
Γνωστοποίηση σημαντικής μεταβολής στα δικαιώματα ψήφου σύμφωνα με το Ν.3556/2007 [27.5.2008]	27.05.2008
Αποφάσεις και Αποτελέσματα της Δεύτερης Επαναληπτικής Γενικής Συνελεύσεως των Μετόχων της Alpha Bank της 13.5.2008 (άρθρο 278 του Κανονισμού του Χ.Α.)	13.05.2008
Δεύτερη Επαναληπτική Γενική Συνελεύση των Μετόχων της Alpha Bank, της 13 Μαϊου 2008	13.05.2008
Ανακοίνωση Αποτελεσμάτων Α' Τριμήνου 2008 την 27 Μαΐου 2008	13.05.2008
Γνωστοποίηση σημαντικών αλλαγών στα δικαιώματα ψήφου που απορρέουν από μετοχές σύμφωνα με τον Ν.3556/2007	12.05.2008
Αύξηση μετοχικού Κεφαλαίου με μεταβολή της Ονομαστικής Αξίας των Μετοχών	07.05.2008
Πρόσκληση σε Δεύτερη Επαναληπτική Γενική Συνέλευση των Μετόχων	24.04.2008
Αποφάσεις και Αποτελέσματα της Πρώτης Επαναληπτικής Γενικής Συνελεύσεως των Μετόχων της Alpha Bank της 23.4.2008 (άρθρο 278 του Κανονισμού του Χ.Α.)	23.04.2008
Πρώτη Επαναληπτική Γενική Συνέλευση των Μετόχων της Alpha Bank	23.04.2008
Γνωστοποίηση σημαντικών αλλαγών στα δικαιώματα ψήφου που απορρέουν από μετοχές σύμφωνα με τον Ν.3556/2007	21.04.2008
Αγορά ιδίων μετοχών	04.04.2008
Ολοκλήρωση αποκτήσεως ποσοστού 90% του μετοχικού κεφαλαίου της OJSC Astra Bank	04.04.2008
Ορισμός δύο ανεξαρτήτων μελών του Διοικητικού Συμβουλίου, εκ των υφισταμένων μη εκτελεστικών και εκλογή νέου μέλους του Διοικητικού Συμβουλίου	04.04.2008
Αποφάσεις και Αποτελέσματα της Τακτικής Γενικής Συνελεύσεως των Μετόχων της Alpha Bank της 3.4.2008 (άρθρο 278 του Κανονισμού του Χ.Α.)	04.04.2008
Πρόσκληση σε Πρώτη Επαναληπτική Γενική Συνέλευση των Μετόχων	04.04.2008
Αγορά ιδίων μετοχών	03.04.2008
Πληρωμή μερίσματος	03.04.2008
Τακτική Γενική Συνέλευση των Μετόχων της Alpha Bank της 3 Απριλίου 2008. Μέρισμα Ευρώ 0,90 ανά μετοχή πληρωτέο την 15 Απριλίου 2008	03.04.2008
Γνωστοποίηση σημαντικών αλλαγών στα δικαιώματα ψήφου που απορρέουν απο μετοχές σύμφωνα με τον Ν.3556/2007	01.04.2008
Η είσοδος της Alpha Bank στην ουκρανική αγορά	27.03.2008
Πρόσκληση σε Τακτική Γενική Συνέλευση των Μετόχων	11.03.2008
Οικονομικό Ημερολόγιο	27.02.2008
Αποτελέσματα έτους 2007.	26.02.2008
Νέα επιτόκια από την Alpha Bank	22.02.2008
Ανακοίνωση Αποτελεσμάτων έτους 2007 την 26 Φεβρουαρίου 2008	13.02.2008
Αγορά ιδίων μετοχών	04.01.2008

ΔΙΑΘΕΣΙΜΟΤΗΤΑ ΕΤΗΣΙΑΣ ΟΙΚΟΝΟΜΙΚΗΣ ΕΚΘΕΣΗΣ

Η Ετήσια Οικονομική Έκθεση, στην οποία περιλαμβάνονται:

- Οι Δηλώσεις Μελών του Διοικητικού Συμβουλίου
- Η Έκθεση του Διοικητικού Συμβουλίου
- Η Επεξηγηματική Έκθεση του Διοικητικού Συμβουλίου
- Οι Εκθέσεις Ελέγχου των Ανεξάρτητων Ορκωτών Ελεγκτών Τραπέζης και Ομίλου
- Οι Ετήσιες Οικονομικές Καταστάσεις Τραπέζης και Ομίλου
- Τα Στοιχεία και πληροφορίες της Τραπέζης και του Ομίλου της,

είναι αναρτημένη στο διαδίκτυο στη διεύθυνση www.alpha.gr/page/default.asp?la=1&id=6081

Οι Ετήσιες Οικονομικές Καταστάσεις, οι Εκθέσεις ελέγχου των Ανεξάρτητων Ορκωτών Ελεγκτών και οι Εκθέσεις του Διοικητικού Συμβουλίου των εταιριών που ενσωματώνονται στις Ενοποιημένες Οικονομικές Καταστάσεις, αναρτώνται στο διαδίκτυο, στη διεύθυνση www.alpha.gr/page/default.asp?la=1&id=6628

FINANCIAL STATEMENTS AND INFORMATION OF ALPHA BANK A.E. AND THE GROUP

for the period from January 1, 2008 to December 31, 2008

(In accordance with Codified Law 2190/20 article 135, concerning businesses that prepare annual financial statements, consolidated or not, in accordance with International Accounting Standards, I.A.S.)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank, where the financial statements as well as the auditor's report are available.

INFORMATION OF ALPHA BANK

Registered office:	40 Stadiou Street, 102 52 Athens
R.N.S.A.:	6066/06/B/86/05
Supervising authority:	Bank of Greece, Ministry of Development
Date of approval of the Financial Statements by the Board of Directors: (from which the financial statements and information were derived):	February 24, 2009
Certified Auditors:	Marios T. Kyriacou (A.M. SOEL 11121) Nick E. Vouniseas (A.M. SOEL 18701)
Audit company:	KPMG Certified Auditors S.A.
Type of Auditor's Report:	Unqualified opinion
Web site address:	www.alpha.gr

MEMBERS OF THE BOARD OF DIRECTORS:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos
VICE CHAIRMAN
(Non-Executive Independent Member)
Minas G. Tanes
MANAGING DIRECTOR
(Executive Member)
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
(Executive Members)
Marinos S. Yannopoulos (CFO)
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas
Nicholaos I. Manessis
Ioanna E. Papadopoulou

NON-EXECUT
INDEPENDEN
George E. Ag
Pavlos A. Apo
Thanos M. V
Evangelos J. ·
Ioannis K. Ly

BALANCE SHEET

	Consolidated 31.12.2008	Consolidated 31.12.2007	Alpha Bank 31.12.2008	Alpha Bank 31.12.2007
ASSETS				
Cash and balances with Central Banks	3,450,947	3,263,612	1,724,081	1,650,327
Due from banks	2,829,970	3,509,696	8,420,793	7,349,675
Financial assets at fair value through profit or loss				
- Held for trading	81,135	266,047	86,880	264,788
Derivative financial assets	485,026	383,432	494,386	384,466
Loans and advances to customers	50,704,702	42,072,071	42,189,270	35,267,874
Investment securities				
- Available for sale	752,526	3,154,901	6,033,897	6,300,377
- Held to maturity	4,488,709	-	4,488,709	-
Investments in subsidiaries, associates and joint ventures	-	-	1,750,902	1,626,100
Investments in associates	59,260	5,320	-	-
Investment property	66,875	73,560	42,195	42,370
Property, plant and equipment	1,254,240	1,173,275	649,452	603,831
Goodwill and other intangible assets	159,961	134,497	68,723	55,836
Deferred tax assets	333,490	170,257	316,069	158,160
Other assets	549,299	385,676	419,526	280,626
	65,216,149	54,594,344	66,684,891	53,984,430
Non-current assets held for sale	53,805	89,945	53,283	54,706
Total Assets	65,269,954	54,684,289	66,738,174	54,039,136
LIABILITIES				
Due to banks	8,963,796	4,437,736	10,883,969	5,637,562
Derivative financial liabilities	805,346	384,139	804,172	383,129
Due to customers	-	-	33,816,094	23,334,888
(including debt securities in issue)	42,546,777	34,645,158	-	-
Debt securities in issue held by institutional investors and other borrowed funds	7,241,185	9,189,287	17,395,644	20,521,976
Liabilities for current income tax and other taxes	128,062	158,797	97,855	127,863
Deferred tax liabilities	197,779	94,807	158,212	82,960
Employee defined benefit obligations	42,762	42,019	-	3,733
Other liabilities	1,350,287	1,323,554	1,204,462	1,159,012
Provisions	53,263	95,035	8,415	47,796
	61,329,257	50,391,442	64,368,825	51,298,919
Liabilities related to non-current assets held for sale	-	1,583	-	-
Total Liabilities (a)	61,329,257	50,393,025	64,368,825	51,298,919
EQUITY				
Share Capital	1,931,590	1,602,809	1,931,590	1,602,809
Share premium	-	184,033	-	184,033
Reserves	188,404	445,662	165,848	333,892
Retained earnings	969,815	1,138,195	340,896	619,483
Treasury shares	(68,985)	(188)	(68,985)	-
Equity attributable to equity holders of the Bank	3,020,824	3,370,511	2,369,349	2,740,217
Minority interest	32,567	32,859	-	-
Hybrid securities	887,306	887,894	-	-
Total Equity (b)	3,940,697	4,291,264	2,369,349	2,740,217
Total Liabilities and Equity (a) + (b)	65,269,954	54,684,289	66,738,174	54,039,136

CASH FLOW STATEMENT

	Consolidated From 1 January to 31.12.2008	Consolidated From 1 January to 31.12.2007	Alpha Ban[k] From 1 Januar[y to] 31.12.2008	31.
Net cash flows from continuing operating activities	2,888,383	(5,104,982)	5,772,620	(
Net cash flows from discontinued operating activities	-	-	-	
Net cash flows from operating activities (a)	2,888,383	(5,104,982)	5,772,620	(1
Net cash flows from continuing investing activities	(2,728,334)	4,270,234	(4,629,371)	
Net cash flows from discontinued investing activities	-	160,700	-	
Net cash flows from investing activities (b)	(2,728,334)	4,430,934	(4,629,371)	1
Net cash flows from continuing financing activities	(855,188)	(109,819)	(962,292)	
Net cash flows from discontinued financing activities	-	-	-	
Net cash flows from financing activities (c)	(855,188)	(109,819)	(962,292)	
Net increase / (decrease) in cash and cash equivalents of the period (a) + (b) + (c)	(695,139)	(783,867)	180,957	
Effect of exchange rate fluctuations on cash and cash equivalents	(83,256)	67	1,239	
Total cash flows for the period	(778,395)	(783,800)	182,196	
Cash and cash equivalents at the beginning of the fiscal year	3,792,031	4,575,831	4,336,928	4
Cash and cash equivalents at the end of the fiscal year	3,013,636	3,792,031	4,519,124	4

STATEMENT OF CHANGES IN EQUITY

	Consolidated From 1 January to 31.12.2008	Consolidated From 1 January to 31.12.2007	Alpha Ba[nk] From 1 Janua[ry to] 31.12.2008	31.
Equity at the beginning of the fiscal year (1.1.2008 and 1.1.2007 respectively)	4,291,264	3,613,667	2,740,217	
Net change in fair value of available for sale securities transferred to income statement (a)	33,655	123,054	33,739	
Net change in fair value of available for sale securities (b)	(205,653)	(38,613)	(247,883)	
Exchange differences on translating foreign operations (c)	(132,924)	68	(130)	
Net income recognized directly in equity (a) + (b) + (c)	(304,922)	84,509	(214,274)	
Net income for the fiscal year after income tax	513,447	851,086	334,238	
Share capital increase	-	61,605	-	
Expenses for share capital increase	(2,204)	-	(2,204)	
Change of ownership interests in subsidiaries	(6,410)	(15,008)	-	
Dividends distributed	(362,731)	(305,498)	(362,199)	
Dividends paid to hybrid securities holders	(58,575)	(52,996)	-	
Purchases / sales of treasury shares and hybrid securities	(127,174)	54,508	(123,278)	
Other	(1,998)	(609)	(3,153)	
Equity at the end of the fiscal year (31.12.2008 and 31.12.2007 respectively)	3,940,697	4,291,264	2,369,349	

INCOME STATEMENT

	Consolidated From 1 January to 31.12.2008	Consolidated 31.12.2007 Continued operations	Consolidated 31.12.2007 Discontinued operations	Consolidated 31.12.2007 Total	Alpha Bank From 1 January to 31.12.2008	Alpha Bank 31.12.2007
Interest and similar income	4,406,935	3,406,725	860	3,407,585	4,118,961	3,106,845
Interest expense and similar charges	(2,608,333)	(1,801,472)	-	(1,801,472)	(2,768,455)	(1,879,187)
Net interest income	1,798,602	1,605,253	860	1,606,113	1,350,506	1,227,658
Fee and commission income	505,039	507,651	409	508,060	346,494	349,399
Commission expense	(40,625)	(43,061)	-	(43,061)	(29,418)	(27,480)
Net fee and commission income	464,414	464,590	409	464,999	317,076	321,919
Dividend income	2,591	2,254	-	2,254	74,937	45,462
Gains less losses from financial transactions	(6,848)	82,542	-	82,542	(20,584)	(42,833)
Other income	79,944	81,432	3,573	85,005	21,138	34,878
	75,687	166,228	3,573	169,801	75,491	37,507
Total income	2,338,703	2,236,071	4,842	2,240,913	1,743,073	1,587,084
Staff costs	(589,488)	(526,935)	(2,338)	(529,273)	(429,213)	(386,694)
General administrative expenses	(495,623)	(416,253)	(1,583)	(417,836)	(362,411)	(338,490)
Depreciation and amortization expenses	(88,949)	(78,254)	(239)	(78,493)	(57,592)	(51,186)
Other expenses	(4,256)	(3,903)	-	(3,903)	(3,072)	(2,486)
Total expenses	(1,178,316)	(1,025,345)	(4,160)	(1,029,505)	(852,288)	(778,856)
Impairment losses and provisions for credit risk	(541,751)	(226,683)	-	(226,683)	(495,382)	(194,587)
Share of profit / (loss) of associates	6,997	1,220	-	1,220	-	-
	(534,754)	(225,463)	-	(225,463)	(495,382)	(194,587)
Profit before income tax	625,633	985,263	682	985,945	395,403	613,641
Income tax	(112,186)	(214,565)	(421)	(214,986)	(61,165)	(156,635)
Profit from the sale of Alpha Insurance A.E.	-	-	80,127	80,127	-	-
Profit after income tax	513,447	770,698	80,388	851,086	334,238	457,006
Profit attributable to:						
Equity holders of the Bank	512,067	769,647	80,388	850,035	-	-
Minority interest	1,380	1,051	-	1,051	-	-
Earnings per share:						
Basic (€ per share)	1.2624	1.8980	0.1983	2.0963	0.8240	1.1270
Diluted (€ per share)	1.2624	1.8946	0.1979	2.0925	0.8240	1.1250
Proposed dividend for the year 2008 (€ per share)						
Dividend for the year 2007 (€ per share)						0.9000

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "Alpha Bank", the Group's participation in them as at 31.12.2008, as well as the method of consolidation which was applied, is presented in note 40 of the Group Financial Statements as at 31.12.2008.
2. During the period 1.1.2008 until 31.12.2008 the following changes took place in the companies included in the consolidated financial statements:
   a. Concerning companies which are fully consolidated:
      - New companies: The company Astra Bank OJSC which was acquired by the Bank and the subsidiary Alpha Ventures Capital Management, established by Alpha Ventures A.E. were consolidated for the first time on 30.6.2008.
        The company Alpha Covered Bonds Plc, founded by the Bank and ABL Holdings Jersey Ltd, established in Jersey by Alpha Bank London Ltd, were consolidated for the first time on 30.9.2008. The company Katanalotika Plc. was consolidated for the first time on 31.12.2008.
      - Transfer within the Group: On 29.9.2008 Alpha Bank London Ltd transferred its participation in Alpha Asset Finance C.I. Ltd to ABL Holdings Jersey Ltd. On 19.12.2008 Alpha Bank transferred its participation in Alpha Astika Akinita A.E. and in Ionian Hotel Enterprises A.E. to its 100% subsidiary Alpha Group Investments L
      - Renamed companies: Alpha Finance A.X.E.P.E.Y was renamed to Alpha Finance A.E.P.E.Y on 11.2.2008.
      - Sales/Liquidations: On 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resorts A.E., owner of Hilton Rhodes Resort to the Greek Hotel Company Lampsa S.A. and to Plaka S.A. by 50% respectively.
        On 31.3.2008 the subsidiary AEF European Capital Investments B.V. was liquidated.
   b. Concerning companies consolidated under the proportionate method:
      - New companies: The company Alpha - TANEO A.K.E.S., in which the Bank holds a 51% ownership interest was consolidated for the first time on 30.6.2008.
      - Sales: On 15.8.2008 the Bank sold its participation in "Anadolu Alpha Gayrimenkul Ticaret A.S.", or 50% of the share capital, to the other shareholder of Anadolu Group.
   c. Concerning companies accounted for under the equity method:
      - New companies: On 21.5.2008, the Group recognized its participation to the associate EL.P.ET. Balkaniki S.A.
3. In the consolidated financial statements are not included the companies Commercial Bank of London Ltd and Real Car Rental A.E., which do not have any activity, as well as the companies Singular Hospitality Solutions (SHS AE), HSO Europe BV and Prismatech Hellas A.E., which are fully impaired and are under liquidation.
4. A description of the discontinued operations is presented in note 11 of the Group Financial Statements as at 31.12.2008.
5. The net income recognized directly in equity is extensively referred at the "Statement of changes in equity", as described above.
6. The unaudited tax years of the Bank and the Group companies are mentioned in notes 37b and 39b of the Financial Statements as at 31.12.2008 of the Bank and the Group respectively.
7. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank. The Group has raised a provision for them which amounts to € 4.2 million. Other provisions raised by the Group and the Bank amount to € 49.1 million and € 8.4 million respectiv
8. The number of treasury shares held by the Bank as at 31.12.2008 is 5,683,359 at a cost of € 68,985 thousand. The other companies of the Group do not hold any treasury shares.
9. The total number of employees of the Group as at 31.12.2008 was 15,619 (31.12.2007: 12,907) and of the Bank as at 31.12.2008 was 8,903 (31.12.2007: 7,893).
10. The results arising from the related party transactions during the period 1.1.2008 until 31.12.2008 are as follows:
    - With members of the Board of Directors and other key management personnel: a) of the Group: income € 10,295 thousand, expenses € 16,963 thousand b) of the Bank: income € 10,142 thousand, expenses € 7,723 thousand.
    - With other related parties: a) of the Group: income € 16 thousand, expenses € 3,175 thousand b) of the Bank: income € 712,141 thousand, expenses € 1,112,376 thousand.

    The balances as at 31.12.2008 of the receivables and liabilities arising from the above transactions are as follows:
    - With members of the Board of Directors and other key management personnel: a) of the Group: receivables € 172,472 thousand, liabilities € 94,087 thousand, letters of guarantee € 21,392 thousand b) of the Bank: receivables € 166,137 thousand, liabilities € 71,915 thousand, letters of guarantee € 21,392 thousand.
    - With other related parties: a) of the Group: liabilities € 406 thousand b) of the Bank: receivables € 13,315,703 thousand, liabilities € 19,715,216 thousand, letters of guarantee € 1,010,387 thousand.
11. The Board of Directors, at its meeting held on 16.12.2008, decided the Bank's participation in the regulations of Law 3723/2008 enhancing economy's liquidity.
12. The Board of Directors' intention was to propose a cash dividend for the year 2008, as per the provisions of Law 3723/2008. However, in light of the forthcoming legislative amendments regarding the distribution of dividend, the Board of Directors will suspend any decision on the distribution of dividend until the Annual Gene of Shareholders, by which time it expects to be in a position to formulate its final proposal.

Athens, 24 February 2009

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No. I 166870	MARINOS S. YANNOPOULOS I.D. No. N 308548	GEORGE N. KONTOS I.D. No. AB 522299

ALPHA BANK
STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	DECEMBER 31, 2008	DECEMBER 31, 2007
TURNOVER *	4.540.946	3.493.751
PROFIT OR LOSS BEFORE TAXATION	395.403	613.641
PROFIT OR LOSS AFTER TAXATION	334.238	457.006
DIVIDEND PROPOSED		
DIVIDEND PAID		362.199

* In accordance with IFRS

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

χρήσεως από 1η Ιανουαρίου 2008 έως 31η Δεκεμβρίου 2008

(δημοσιευόμενα βάσει του Κ.Ν.2190/20, άρθρο 135 για επιχειρήσεις που συντάσσουν ετήσιες οικονομικές καταστάσεις, ενοποιημένες και μη, κατά τα ΔΛΠ)

(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)

Τα παρακάτω στοιχεία και πληροφορίες, που προκύπτουν από τις οικονομικές καταστάσεις, αποσκοπούν σε μία γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση διαδικτύου της Τράπεζας, όπου αναρτώνται οι οικονομικές καταστάσεις, καθώς και η έκθεση ελέγχου του ορκωτού ελεγκτή λογιστή.

ΣΤΟΙΧΕΙΑ ΤΗΣ ALPHA BANK

Έδρα	Σταδίου 40 - 102 52, Αθήνα
ΑΡ.Μ.Α.Ε.:	6066/06/Β/86/05
Αρμόδια εποπτική αρχή:	Τράπεζα της Ελλάδος, Υπουργείο Ανάπτυξης
Ημερομηνία εγκρίσεως από το Διοικητικό Συμβούλιο των Ετήσιων Οικονομικών Καταστάσεων (από τις οποίες αντλήθηκαν τα στοιχεία και πληροφορίες):	24 Φεβρουαρίου 2009
Ορκωτοί Ελεγκτές Λογιστές:	Μάριος Τ. Κυριάκου (Α.Μ. ΣΟΕΛ 11121) Νικόλαος Ε. Βουνισέας (Α.Μ. ΣΟΕΛ 18701)
Ελεγκτική Εταιρία:	KPMG Ορκωτοί Ελεγκτές Α.Ε.
Τύπος έκθεσης ελέγχου ελεγκτών:	Με σύμφωνη γνώμη
Διεύθυνση Διαδικτύου Εταιρίας:	www.alpha.gr

ΣΥΝΘΕΣΗ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος
ΑΝΤΙΠΡΟΕΔΡΟΣ
(Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες
ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
(Εκτελεστικό Μέλος)
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ
ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
(Εκτελεστικά Μέλη)
Μαρίνος Σ. Γιαννόπουλος (CFO)
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καραμάνος
Νικόλαος Ι. Μάνεσης
Ιωάννα Ε. Παπαδοπούλου

ΜΗ ΕΚΤΕΛΕ[illegible]
ΑΝΕΞΑΡΤΗΤ[illegible]
Γεώργιος Ε. [illegible]
Παύλος Α. [illegible]
Θάνος Μ. [illegible]
Ευάγγελος Ι. [illegible]
Ιωάννης Κ. [illegible]

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία 31.12.2008	Ενοποιημένα Στοιχεία 31.12.2007	Στοιχεία Τραπέζης 31.12.2008	Στοιχεία Τραπέζης 31.12.2007
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.450.947	3.263.612	1.724.081	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.829.970	3.509.696	8.420.793	7.349.675
Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων				
- Εμπορικό χαρτοφυλάκιο	81.135	266.047	86.880	264.788
Παράγωγα χρηματοοικονομικά μέσα	485.026	383.432	494.386	384.466
Δάνεια και απαιτήσεις κατά πελατών	50.704.702	42.072.071	42.189.278	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου				
- Διαθέσιμα προς πώληση	752.526	3.156.901	6.033.897	6.300.377
- Διακρατούμενα μέχρι τη λήξη	4.488.709	-	4.488.709	-
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	-	-	1.750.902	1.626.100
Επενδύσεις σε συγγενείς εταιρίες	59.260	5.320	-	-
Επενδύσεις σε ακίνητα	66.875	73.560	42.195	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	1.254.240	1.173.275	649.452	603.831
Υπεραξία και λοιπά άυλα πάγια	159.961	134.497	68.723	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις	333.499	170.257	316.069	158.160
Λοιπά στοιχεία ενεργητικού	549.299	385.676	419.526	280.626
	65.216.149	54.594.344	66.684.891	53.984.430
Στοιχεία ενεργητικού προς πώληση	53.805	89.945	53.283	54.706
Σύνολο Ενεργητικού	**65.269.954**	**54.684.289**	**66.738.174**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	8.963.796	4.437.736	10.883.969	5.637.562
Παράγωγα χρηματοοικονομικά μέσα	805.346	384.139	804.172	383.129
Υποχρεώσεις προς πελάτες	-	-	33.816.094	23.334.888
(συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	42.546.777	34.665.158	-	-
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	7.241.185	9.189.297	17.395.646	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	128.062	158.797	97.855	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις	197.779	94.807	158.212	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	42.762	42.019	-	3.733
Λοιπές υποχρεώσεις	1.350.287	1.323.554	1.204.462	1.159.012
Προβλέψεις	53.263	95.935	8.415	47.796
	61.329.257	50.391.442	64.368.825	51.298.919
Υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση	-	1.583	-	-
Σύνολο Υποχρεώσεων (α)	**61.329.257**	**50.393.025**	**64.368.825**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.931.590	1.602.809	1.931.590	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-	184.033	-	184.033
Αποθεματικά	188.404	445.662	165.848	333.892
Αποτελέσματα εις νέον	969.815	1.138.195	340.896	619.483
Ίδιες μετοχές	(68.985)	(188)	(68.985)	-
Καθαρή θέση μετόχων της Τραπέζης	3.020.824	3.370.511	2.369.349	2.740.217
Δικαιώματα τρίτων	32.567	32.859	-	-
Υβριδικά κεφάλαια	887.306	887.894	-	-
Σύνολο Καθαρής Θέσεως (β)	**3.940.697**	**4.291.264**	**2.369.349**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως (α) + (β)	**65.269.954**	**54.684.289**	**66.738.174**	**54.039.136**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2008	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2007	Στοιχεία Τραπ[έζης] Από 1 Ιανουαρίο[υ έως] 31.12.2008	31.[12.2007]
Σύνολο εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες	2.888.383	(5.104.982)	5.772.620	[illegible]
Σύνολο εισροών / (εκροών) από διακοπείσες λειτουργικές δραστηριότητες	-	-	-	
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	**2.888.383**	**(5.104.982)**	**5.772.620**	[illegible]
Σύνολο εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες	(2.728.334)	4.270.234	(4.629.371)	
Σύνολο εισροών / (εκροών) από διακοπείσες επενδυτικές δραστηριότητες	-	160.700	-	
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	**(2.728.334)**	**4.430.934**	**(4.629.371)**	[illegible]
Σύνολο εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες	(855.188)	(109.819)	(962.292)	
Σύνολο εισροών / (εκροών) από διακοπείσες χρηματοδοτικές δραστηριότητες	-	-	-	
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	**(855.188)**	**(109.819)**	**(962.292)**	
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της χρήσεως (α) + (β) + (γ)	(695.139)	(783.867)	180.957	[illegible]
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(83.256)	67	1.239	
Σύνολο εισροών / (εκροών) χρήσεως	(778.395)	(783.800)	182.196	[illegible]
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως χρήσεως	**3.792.031**	**4.575.831**	**4.356.928**	[illegible]
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως χρήσεως	**3.013.636**	**3.792.031**	**4.539.124**	[illegible]

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2008	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2007	Στοιχεία Τραπ[έζης] Από 1 Ιανουαρίο[υ έως] 31.12.2008	31.[12.2007]
Καθαρή θέση ενάρξεως χρήσεως (1.1.2008 και 1.1.2007 αντίστοιχα)	4.291.264	3.613.667	2.740.217	
Μεταφορά στο αποτέλεσμα χρήσεως, αποθεματικού των διαθεσίμων προς πώληση αξιογράφων (α)	33.655	123.054	33.739	
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (β)	(205.653)	(38.613)	(247.883)	
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών και καταστημάτων εξωτερικού (γ)	(132.924)	68	(130)	
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση (α) + (β) + (γ)	(304.922)	84.509	(214.274)	
Καθαρά κέρδη χρήσεως, μετά το φόρο εισοδήματος	513.447	851.086	334.238	
Αύξηση μετοχικού κεφαλαίου	-	61.605	-	
Έξοδα αυξήσεως μετοχικού κεφαλαίου	(2.204)	-	(2.204)	
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	(6.410)	(15.008)	-	
Διανεμηθέντα μερίσματα	(362.731)	(305.498)	(362.199)	
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(58.575)	(52.986)	-	
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(127.174)	54.508	(123.276)	
Λοιπά	(1.998)	(609)	(3.153)	
Καθαρή θέση λήξεως χρήσεως (31.12.2008 και 31.12.2007 αντίστοιχα)	**3.940.697**	**4.291.264**	**2.369.349**	2[illegible]

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2008	31.12.2007 Συνεχιζόμενες δραστηριότητες	31.12.2007 Διακοπείσες δραστηριότητες	31.12.2007 Σύνολο	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.12.2008	Στοιχεία Τραπέζης 31.12.2007
Τόκοι και εξομοιούμενα έσοδα	4.406.935	3.406.725	860	3.407.585	4.118.961	3.106.845
Τόκοι και εξομοιούμενα έξοδα	(2.608.333)	(1.801.472)	-	(1.801.472)	(2.768.455)	(1.879.187)
Καθαρό έσοδο από τόκους	1.798.602	1.605.253	860	1.606.113	1.350.506	1.227.658
Έσοδα από αμοιβές και προμήθειες	505.039	507.651	409	508.060	346.494	349.399
Προμήθειες έξοδα	(40.625)	(43.061)	-	(43.061)	(29.418)	(27.480)
Καθαρό έσοδο από αμοιβές και προμήθειες	464.414	464.590	409	464.999	317.076	321.919
Έσοδα από μερίσματα	2.591	2.254	-	2.254	74.937	45.462
Αποτελέσματα χρηματοοικονομικών πράξεων	(6.848)	82.542	-	82.542	(20.584)	(42.833)
Λοιπά έσοδα	79.944	81.432	3.573	85.005	21.138	34.878
	75.687	166.228	3.573	169.801	75.491	37.507
Σύνολο εσόδων	2.338.703	2.236.071	4.842	2.240.913	1.743.073	1.587.084
Αμοιβές και έξοδα προσωπικού	(589.488)	(526.935)	(2.338)	(529.273)	(429.213)	(386.694)
Γενικά διοικητικά έξοδα	(495.623)	(416.253)	(1.583)	(417.836)	(362.411)	(338.490)
Αποσβέσεις	(88.949)	(78.254)	(239)	(78.493)	(57.592)	(51.186)
Λοιπά έξοδα	(4.256)	(3.903)	-	(3.903)	(3.072)	(2.486)
Σύνολο εξόδων	(1.178.316)	(1.025.345)	(4.160)	(1.029.505)	(852.288)	(778.856)
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(541.751)	(226.683)	-	(226.683)	(495.382)	(194.587)
Αναλογία κερδών / (ζημιών) από συγγενείς εταιρίες	6.997	1.220	-	1.220	-	-
	(534.754)	(225.463)	-	(225.463)	(495.382)	(194.587)
Κέρδη πριν το φόρο εισοδήματος	625.633	985.263	682	985.945	395.403	613.641
Φόρος εισοδήματος	(112.186)	(214.565)	(421)	(214.986)	(61.165)	(156.635)
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	-	-	80.127	80.127	-	-
Καθαρά κέρδη, μετά το φόρο εισοδήματος	**513.447**	**770.698**	**80.388**	**851.086**	**334.238**	**457.006**
Καθαρά κέρδη που αναλογούν σε:						
Μετόχους της Τραπέζης	512.067	769.647	80.388	850.035	-	-
Τρίτους	1.380	1.051	-	1.051	-	-
Καθαρά κέρδη ανά μετοχή:						
Βασικά (€ ανά μετοχή)	1,2624	1,8980	0,1983	2,0963	0,8240	1,1270
Προσαρμοσμένα (€ ανά μετοχή)	1,2624	1,8946	0,1979	2,0925	0,8240	1,1250
Προτεινόμενο μέρισμα χρήσεως 2008 (€ ανά μετοχή)						
Μέρισμα χρήσεως 2007 (€ ανά μετοχή)						0,9000

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της «ALPHA BANK» (μητρική εταιρία), το ποσοστό συμμετοχής του Ομίλου σε αυτές κατά την 31.12.2008, καθώς και η μέθοδος ενοποίησης που εφαρμόστηκε, περιγράφονται αναλυτικά στη σημείωση 40 επί των Οικονομικών Καταστάσεων Ομίλου της 31.1[illegible]
2. Κατά το χρονικό διάστημα 1.1.2008 έως 31.12.2008 επήλθαν οι παρακάτω μεταβολές στις εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις:
   α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποίησης:
   - Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Astra Bank OJSC που αποκτήθηκε από την Τράπεζα και Alpha Ανώνυμη Εταιρία Διαχείρισης Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών - ΑΚΕΣ [illegible] Την 30.9.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Alpha Covered Bonds Plc, η οποία ιδρύθηκε από την Τράπεζα και ABL Holdings Jersey Ltd, με έδρα το Jersey, η οποία ιδρύθηκε από την Alp[illegible]
   - Μεταβίβαση εντός του Ομίλου: Την 29.9.2008 μεταβιβάστηκαν από την Alpha Bank London Ltd στην ABL Holdings Jersey Ltd, η Alpha Asset Finance C.I. Ltd. Την 19.12.2008 η Τράπεζα μεταβίβασε το σύνολο των μετοχών [illegible] κατά 100% θυγατρική της εταιρία Alpha Group Investments Ltd.
   - Αλλαγή ονομασίας: Την 11.2.2008 η Alpha Finance Α.Χ.Ε.Π.Ε.Υ. μετονομάσθηκε σε Alpha Finance Α.Ε.Π.Ε.Υ.
   - Πωλήσεις/Εκκαθαρίσεις: Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση ποσοστού 100% των μετοχών της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort, κατά 50% στην «Πλάζα Α.Ε. Ξενοδοχειακών, Τουριστικών και Ευρωπαϊκών Επιχειρήσεων». Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investment B.V.

   β. Στις εταιρίες που ενοποιούνται με την αναλογική μέθοδο:
   - Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha - TANEO Α.Κ.Ε.Σ., στην οποία η Τράπεζα συμμετέχει με ποσοστό 51%.
   - Πωλήσεις: Την 15.8.2008 η Τράπεζα πώλησε τη συμμετοχή της στην εταιρία συμμετοχών «Anadolu Alpha Gayrimenkul Ticaret A.S.», ήτοι ποσοστό 50% επί του μετοχικού κεφαλαίου, στον έτερο μέτοχο Anadolu Group.

   γ. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:
   - Νέες εταιρίες: Την 21.5.2008 ο Όμιλος απέκτησε συμμετοχή στη συγγενή εταιρία ΕΛ.ΠΕΤ. Βαλκανική Α.Ε.
3. Στις ενοποιημένες οικονομικές καταστάσεις δεν περιλαμβάνονται οι εταιρίες Commercial Bank of London Ltd και PHAA KAP Α.Ε., οι οποίες δεν έχουν δραστηριότητα και Singular Hospitality Solutions (SHS AE), HSO Europe BV και Prismatech Hellas Α.Ε., οι οποίες έχουν λήξεις [illegible]
4. Αναλυτική περιγραφή της διακοπείσας δραστηριότητας παρατίθεται στη σημείωση 11 επί των Οικονομικών Καταστάσεων Ομίλου της 31.12.2008.
5. Τα αποτελέσματα που καταχωρήθηκαν απ' ευθείας στην καθαρή θέση αναφέρονται αναλυτικά στα «Στοιχεία καταστάσεως μεταβολών καθαρής θέσεως», που παρατίθενται ανωτέρω.
6. Οι ανέλεγκτες φορολογικά χρήσεις της Τραπέζης και των εταιριών του Ομίλου αναφέρονται στις σημειώσεις 37β και 39β αντίστοιχα επί των Οικονομικών Καταστάσεων της 31.12.2008 της Τραπέζης και του Ομίλου αντίστοιχα.
7. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη έναντι αυτών ύψους €4,2 εκατ. Ο Όμιλος και η Τ[ράπεζα] σχηματίσει επίσης λοιπές προβλέψεις ύψους €49,1 εκατ. και €8,4 εκατ. αντίστοιχα.
8. Η Τράπεζα, την 31.12.2008, κατείχε 5.683.358 ίδιες μετοχές, αξίας κτήσεως €68.985 χιλ. Οι λοιπές εταιρίες του Ομίλου δεν κατείχαν ίδιες μετοχές.
9. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 31.12.2008, ήταν 15.619 άτομα (31.12.2007: άτομα 12.907) και στην Τράπεζα 8.903 άτομα (31.12.2007: άτομα 7.693).
10. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2008 έως 31.12.2008, προέκυψαν τα εξής αποτελέσματα:
    - Με μέλη της διοικήσεως και διευθυντικά στελέχη: α) Ομίλου: έσοδα €10.295 χιλ., έξοδα €16.963 χιλ. β) Τραπέζης: έσοδα €10.142 χιλ., έξοδα €7.722 χιλ.
    - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: έσοδα €16 χιλ., έξοδα €3.175 χιλ. β) Τραπέζης: έσοδα €712.141 χιλ., έξοδα €1.112.376 χιλ.

    Τα υπόλοιπα, κατά την 31.12.2008, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές έχουν ως εξής:
    - Με μέλη της διοικήσεως και διευθυντικά στελέχη: α) Ομίλου: απαιτήσεις €172.472 χιλ., υποχρεώσεις €94.087 χιλ., εγγυητικές επιστολές €21.392 χιλ. β) Τραπέζης: απαιτήσεις €166.137 χιλ., υποχρεώσεις €71.915 χιλ., εγγυητικές επιστολές €21.392 χιλ.
    - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: υποχρεώσεις €406 χιλ. β) Τραπέζης: απαιτήσεις €13.315.703 χιλ., υποχρεώσεις €19.715.216 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις €1.010.387 χιλ.
11. Το Διοικητικό Συμβούλιο, στη συνεδρίασή του της 16.12.2008, αποφάσισε τη συμμετοχή της Τραπέζης στο σύνολο των ρυθμίσεων του Ν.3723/2008 για την ενίσχυση της ρευστότητας της οικονομίας.
12. Η αρχική πρόθεση του Διοικητικού Συμβουλίου ήταν να προτείνει τη διανομή μερίσματος σε μετρητά για τη χρήση του 2008, στα πλαίσια του Ν. 3723/2008. Ενόψει όμως των επικείμενων νομοθετικών μεταβολών περί την καταβολή του μερίσματος, το Διοικητικό Συμβούλιο της Τραπέζης δεν δύναται, σήμερον, να διατυπώσει [illegible] πρόταση περί της διανομής ή μη μερίσματος, το οποίο, ως εικός, θα πράξει προ της επικείμενης Τακτικής Γενικής Συνελεύσεως.

Αθήνα, 24 Φεβρουαρίου 2009

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. I 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308548	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522298

ALPHA BANK

Press Release

Full Year 2008 Results

Material strengthening of our Balance Sheet by increasing Tier I capital to Euro 5 billion[1]

and taking pre-emptive provisions of Euro 542 million

Net Profit at Euro 512 million

Sound balance sheet

- **Robust capital adequacy with Tier I ratio at 8.3%, reaches pro-forma Euro 5 billion or 10.2% following the placement of preference shares by the Greek State.**
- **Adding Euro 542 million in 2008 in pre-emptive provisions vs. Euro 448 million increase in NPLs, of which we recover normally more than 70%.**
- **Total coverage increases significantly to 140%, of which 61% refers to on-balance sheet provisions.**
- **Channeled Euro 5.2 billion of loans to the Greek economy and Euro 3.6 billion to SEE, reaching Euro 52 billion at the end of 2008. Despite difficult conditions, new loans amounted to Euro 1.4 billion in the fourth quarter.**
- **Ample liquidity with Euro 1.5 billion of un-utilised pool at the European Central Bank.**
- **Significant capacity to create Euro 4.3 billion of additional ECB eligible paper and Euro 5.5 billion of liquidity through the government scheme in 2009.**
- **Added Euro 7.9 billion of deposits in 2008, reaching Euro 42.5 billion; customer assets exceeded Euro 48 billion.**
- **Loan to deposit ratio at 119%.**

Solid financial performance

- **Earnings per share at Euro 1.26 with return on equity at 16%.**
- **Pre-provision income, adjusted for trading income, up 4% to Euro 1.2 billion.**
- **Net interest income grew by 12% to Euro 1.8 billion.**
- **Cost to income ratio at 50.2%, including one-off costs of Branch openings.**

"In a year of unprecedented turmoil for financial services Alpha Bank has managed to emerge comfortably profitable confirming the strength of its balanced business model. For 2009 our focus is to demonstrate responsible corporate citizenship by gearing our business towards servicing the Greek economy and by contributing to the stabilisation of the Southeastern European region".

Yannis S. Costopoulos, Chairman

"In this tough operating environment our primary focus is on the health of our balance sheet. As we are well-funded and profitable and have a strong capital base with a Tier I ratio at 10.2% we are building pre-emptively additional loan loss reserves in anticipation of weakening credit conditions. For 2009, given the ongoing uncertainty in the capital markets and the economy overall, we are taking concrete steps to adapt to this challenging situation: we will tighten our conservative underwriting criteria, reduce the growth of our risk weighted assets and take steps to stabilise our cost base".

Demetrios P. Mantzounis, Managing Director

[1] Pro-forma for the placement of Euro 940 million of preference shares with the Greek State.

ALPHA BANK

KEY DEVELOPMENTS

- **Unprecedented deepening of the crisis required tactical adjustments**
  The fourth quarter was marked by an extraordinary market dislocation coupled with a drying up of liquidity, a very sharp rise in the cost of risk and a rapidly accelerating decline in equity markets. In Southeastern European countries we witnessed extreme volatility in their currencies and a sharp downward revision of the growth forecasts for their relevant economies. In response to this deteriorating outlook Alpha Bank's already conservative loan underwriting criteria have been tightened further.

- **Responsible corporate citizenship**
  The Greek government has introduced specific measures (Law 3723/2008) to address the impact of the financial crisis by facilitating the Greek banks in terms of liquidity and capital enhancement for a total of Euro 28 billion. Alpha Bank, recognises that it must co-operate with the authorities to deal with this crisis, and was the first bank to announce its participation in the scheme by utilising Euro 4.6 billion in terms of liquidity and Euro 940 million in preference shares. We are committed to putting this money to work in the market in a way that respects the Central Bank's guidelines, while maintaining our prudent lending practices. Furthermore, we are promoting actively initiatives for financing small and medium enterprises through co-operating with the European Investment Bank (EIB), an important sponsor for SME investment projects across the EU region, and with the state-backed Credit Guarantee Fund for small and very small businesses (TEMPME). We are committed to keeping borrowers in their homes, and to that end we will make properly underwritten loan modifications, which we believe is the right approach for our customers and for the stability of the system.

- **Strong capital and balance sheet management**
  Our robust Tier I ratio of 8.3% is of excellent quality, as it contains effectively no minorities or goodwill. Taking into account the Euro 940 million of preference shares, which will be placed in the next few weeks with the Greek State, our Tier I ratio reaches a pro-forma 10.2%. This strong position will enable Alpha Bank to grow its loan book at a sufficient level to support its customers while maintaining confidence that we are well prepared to weather the challenges going forward. In this tough operating environment our focus will be on the health of the balance sheet, namely, liquidity, capital and provisioning adequacy. In terms of liquidity, we intend to expand in 2009 the stock of our ECB eligible securities pool by Euro 4.3 billion, primarily through securitisations, and in addition we will utilise Euro 4.6 billion of liquidity from the government scheme. This liquidity should complement our deposit gathering efforts through our more than 1,000 high quality Branches in Greece and Southeastern Europe.

- **Proactive approach to risk management**
  Alpha Bank has a well-balanced loan portfolio with limited exposure to emerging economies (exposure to the Balkans represents only 13% of the book, or Euro 6.7 billion, of which only Euro 824 million is consumer lending). So far only marginal asset quality issues have surfaced, significantly lower than the average in the market. However, as that region experiences an unprecedented deterioration in the macroeconomic environment we have taken decisive action to proactively bolster risk provisions across the geographies and the businesses we operate with the expectation of a rise in non-performing loans. Given the very low visibility, we have increased pre-emptively the impairment charge for 2008 to 114 bps, which offers us significant leeway to absorb risks in the future. Managing our risks in this unfolding crisis will be an ongoing priority for 2009.

- **Maintained strong profit generation, despite market uncertainty**
  Excluding the result from trading, our pre-provision income in 2008 exceeded the record performance of 2007 by 4%, underpinning the resilience of our balanced approach to growth in Greece and Southeastern Europe. This result was achieved on the back of our nationwide coverage in Greece and Southeastern Europe reaching 1,069 Branches.

- **Operational priorities for 2009**
  Our priority is to benefit from our infrastructure set-up and the enhanced awareness of our brand to expand our deposit-gathering proposition in local markets. We have sufficient penetration to do this with the existing Branch network, so further expansion is

deemed unnecessary. Despite continuing weakness in demand in early 2009, lending in Greece for the full year should grow broadly in line with our commitment to the Government support package. In Southeastern Europe, where our deposits should benefit from the maturity of our Network, our loans should level with our deposits, adapting to the new liquidity and risk environment. Furthermore, we will aim to maintain the positive dynamics of our top line by continuing the reduction of our funding cost and the repricing of our assets. We will also reinforce our cost control culture with a view to stabilising the cost base. In terms of managing credit risk, we are strengthening significantly our loan collection and restructuring efforts across the region.

- **2008 Dividend**
The Board of Directors' intention was to propose a cash dividend for the year 2008, as per the provisions of Law 3723/2008. However, in light of the forthcoming legislative amendments regarding the distribution of dividend, the Board of Directors will suspend any decision on the distribution of dividend until the Annual General Meeting of Shareholders, by which time it expects to be in a position to formulate its final proposal.

SUMMARY PROFIT AND LOSS

(in Euro million)	FY 2008	FY 2007	% change
Operating Income	**2,345.7**	**2,237.3**	**4.8%**
of which:			
Greece	1,824.5	1,871.6	(2.5%)
Southeastern Europe	497.3	345.8	43.8%
Operating Expenses	**1,178.3**	**1,025.3**	**14.9%**
of which:			
Greece	869.1	811.9	7.0%
Southeastern Europe	295.7	201.4	46.8%
Impairment losses	**541.8**	**226.7**	**139.0%**
of which:			
Greece	402.0	199.3	101.7%
Southeastern Europe	89.9	27.4	228.4%
Profit before Tax	**625.6**	**985.3**	**(36.5%)**
of which:			
Greece	553.4	860.5	(35.7%)
Southeastern Europe	111.7	117.1	(4.6%)
Net Profit*	**512.1**	**769.6**	**(33.5%)**

* Recurring profit adjusted for extraordinary profit from discontinued operations (sale of Alpha Insurance to AXA in Q1 2007)

BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(in Euro million)	31.12.2008	31.12.2007	% change
Assets	**65,270**	**54,684**	**19.4%**
Equity	**3,021**	**3,371**	**(10.4%)**
Loans (gross)	**51,981**	**42,913**	**21.1%**
of which:			
Greece	39,140	33,962	15.2%
Southeastern Europe	11,200	7,573	47.9%
Customer assets	**48,330**	**46,682**	**3.5%**
Deposits	**42,547**	**34,665**	**22.7%**
of which:			
Greece	35,859	28,781	24.6%
Southeastern Europe	6,103	5,303	15.1%
Private Banking	**2,952**	**5,584**	**(47.1%)**
Mutual Funds	**1,793**	**5,456**	**(67.1%)**

ALPHA BANK

Enquiries:

Alpha Bank

Marinos S. Yannopoulos, General Manager and C.F.O.	Tel.: +30 210 326 2366
Michael Massourakis, Group Chief Economist	Tel.: +30 210 326 2828
Vassilios Psaltis, Group Investor Relations and Corporate Development	Tel.: +30 210 326 4009

www.alpha.gr

Finsbury Group

Edward Simpkins/Matthew Newton	Tel.: +44 207 251 3801

Athens, February 24, 2009

ALPHA BANK

FULL YEAR 2008 PERFORMANCE OVERVIEW

Net profit attributable to Shareholders amounted to Euro 512.1 million, a 33.5% y-o-y decline, adjusting for the non-recurring net income of Euro 80.4 million derived from the sale of Alpha Insurance to AXA in March 2007. This performance reflects the shift of our focus to more conservative balance sheet management and is affected significantly by market dislocation and the downturn in the economy. **Net interest income** reached Euro 1,798.6 million, an increase of 12%, translating into a resilient **net interest margin** of 3% (3.1% in 2007). This result was adversely impacted by the significant increase in our funding cost, especially in the second half of the year, which, however, shows signs of receding to normalised levels in the outset of 2009. **Net fee and commission income** remained broadly stable underpinned by the continued growth in credit card commissions (+17.7%), counterbalanced by the sharp decline in asset management and capital markets related fees (-27.9%). **Income from financial operations** stood at a negative Euro 6.8 million as volatility has risen to extreme levels, while **other income** stood at Euro 89.5 million.

Operating costs increased by 14.9% to Euro 1,178.3 million, which corresponds to a cost-to-income ratio of 50.2%. Adjusting for the set-up costs of Astra Bank in Ukraine, the growth rate is reduced to 14.1%. Staff costs increased by 11.9%, while general expenses went up by 19%. Our cost base in Southeastern Europe expanded by 46.8%, mainly attributable to the opening of 218 new Branches and approximately 2,100 of new Staff since the end of 2007. The increase in our operating costs in Greece (+ 7%) continued to be affected by production-related expenses for the support of our retail business franchise.

Loans and advances to customers (gross) grew by 21.1%, reaching Euro 51.9 billion, recording a deceleration of their growth rate of 25.4% in the nine-month period to September 2008. This development was primarily driven by a 15.2% volume expansion in Greece, and an increase of 47.9% in our Southeastern European loan portfolio, moderated compared to previous quarters. In the last quarter, new loan additions in Greece amounted to Euro 1.25 billion, and in Southeastern Europe to Euro 0.4 billion.

Cost of credit as a percentage of average loans rose to 114 bps for the full year, which translates to 215 bps in the fourth quarter. This proactive measure was taken in anticipation of deteriorating credit conditions both in Greece and in Southeastern Europe. Our Non-Performing Loans (NPL) ratio, under IFRS 7, stood at 3.9% at the end of December 2008, slightly rising from 3.7% a year earlier. **Allowances for impairment** were enhanced significantly to Euro 1.3 billion representing 2.5% of loans. The **coverage ratio** increased sizeably to 61% of NPLs and when **collaterals** are taken into account this ratio stands at 140%, which is very comfortable taking into account the conservative structure of our portfolio.

Customer assets reached Euro 48.3 billion. At end December 2008, **total deposits** stood at Euro 42.5 billion (+22.7%), having added Euro 7.9 billion of deposits within the year, reflecting the strength of our franchise. **Deposits in Greece** advanced to Euro 35.9 billion (+24.6%). In **Southeastern Europe**, our **deposit base** has grown to reach Euro 6.1 billion at the end of December 2008 (+15.1%), even though we recorded some marginal drain of customer deposits in the fourth quarter due to the financial crisis. We have reached nation-wide coverage in all the countries where we operate and we see benefits from enhanced trust of our customers in our brand and the diversification of our business. **Private banking** assets declined to Euro 3 billion, and **mutual funds** balances contracted to Euro 1.8 billion, primarily reflecting rapidly accelerating declines in the capital markets.

ALPHA BANK

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Retail Banking (in Euro million)	FY 2008	FY 2007	% change
Total Income	1,293.7	1,178.2	9.8%
Total Expenses	595.3	554.0	7.5%
Impairment Losses	278.8	115.7	141.0%
Profit Before Tax	419.5	508.4	(17.5%)
Return on Regulatory Capital	39.6%	57.4%	....
Risk Weighted Assets	13,232	11,065	19.6%
Cost / Income Ratio	46.0%	47.0%	....
Customer Financing (end-period)	21,123	18,444	14.5%

In 2008, profit before tax reached Euro 419.5 million, compared to Euro 508.4 million last year. **Mortgage credit** reached Euro 11.2 billion, up by 13.3%, reflecting weak demand in the second half of the year. We decelerated the pace of growing our **consumer loan** balances which stood at Euro 3.6 billion as a result of a noticeable tightening in our underwriting policy. **Credit cards** balances advanced by 14.6% reaching Euro 1.4 billion, benefiting from the increased usage of our "Bonus Card" by our loyalty scheme customers. In the last quarter, **Alpha Bank and American Express** renewed their exclusive co-operation on issuing and acquiring American Express products in Greece for another ten years. Moreover, **small business loans** (extended to companies with turnover below Euro 2.5 million or credit limits up to Euro 1 million) rose by 14%, while loans to **very small businesses** (defined as those with credit limits up to Euro 90,000) increased by 20.2%. In the area of small businesses we are actively promoting our co-operation with the Credit Guarantee Fund for small and very small businesses (TEMPME) and we are preparing the rollout of our newly established EIB-sponsored facility for SME investment financing.

OPERATIONS IN SOUTHEASTERN EUROPE

Operations in Southeastern Europe (in Euro million)	FY 2008	FY 2007	% change
Total Income	497.3	345.8	43.8%
Total Expenses	295.7	201.4	46.8%
Impairment Losses	89.9	27.4	228.4%
Profit Before Tax	111.7	117.1	(4.6%)
Return on Regulatory Capital	15.9%	26.1%	...
Risk Weighted Assets	8,794	5,605	56.9%
Cost / Income Ratio	59.0%	58.2%	....
Customer Financing (end-period)	11,200	7,573	47.9%
Customer Deposits (end-period)	6,103	5,303	15.1%

Profit before tax stood at Euro 111.7 million, a decrease of 4.6%.

In **Cyprus**, our Network numbered 38 Branches at the end of 2008. Our franchise delivered for the full year a remarkable Euro 86.6 million pre-tax profit, up 12.7% from last year. Alpha Bank is the third largest player in terms of lending with a market share of 13.1% as our loan balances reached Euro 4.5 billion. Our deposits amounted to Euro 3.5 billion at the end of 2008, only marginally affected by repatriation of offshore funds.

In **Romania**, our Network reached 200 Branches. Our loan book amounted to Euro 4.2 billion, increasing by less than Euro 150 million in the last quarter. Our decision to grow organically over the past 15 years is reflected in the good quality of our loans, as NPLs are at only Euro 20 million, or 0.5%. Profit before tax reached Euro 45.8 million, 20.8% up from 2007, mainly affected by our proactive provisioning of Euro 33.2 million.

In **Bulgaria**, our Network numbered 120 Branches at the end of December 2008, with nation-wide coverage. Our market recognition continues to grow as our retail deposit accounts almost tripled in 2008 and our loans exceeded the one billion Euro mark. The significant increase in operating expenses, relates to the more than doubling of our Branch network in the last two years and the intensified promotion to increase our visibility, and our pre-emptive increase in risk reserves have weighted heavily on our bottom-line, which recorded a loss for the full year.

In **Serbia**, we have a network of 167 Branches, with operating income picking up to Euro 62.5 million, up 52.3% for the year. Our loan portfolio stands at Euro 826 million and our NPLs increased to Euro 26 million.

In **Albania**, we have recently celebrated ten years of operating in the country with a network of 47 Branches by the end of 2008. Our retail banking proposition delivered Euro 11.2 million of pre-tax profits for the period, whereby loans grew by 87% at Euro 478 million and deposits amounted to Euro 456 million (+25%).

In **F.Y.R.O.M.**, our Network reached 25 Branches, as we added ten more Units during the year. Retail deposits accounts tripled to 77,000 while our loan book reached Euro 156 million.

MEDIUM AND LARGE CORPORATES

Medium and Large Corporates (in Euro million)	**FY 2008**	**FY 2007**	**% change**
Total Income	420.9	405.4	3.8%
Total Expenses	129.9	110.3	17.7%
Impairment Losses	172.6	84.0	105.4%
Profit Before Tax	118.4	211.0	(43.9%)
Return on Regulatory Capital	8.7%	18.6%	...
Risk Weighted Assets	17,035	14,207	19.9%
Cost / Income Ratio	30.9%	27.2%	...
Customer Financing (end-period)	18,017	15,518	16.1%

Profit before tax amounted to Euro 118.4 million from Euro 211 million in 2007, mainly due to Euro 172.6 million of impairment charges, as a precautionary measure to safeguard the quality of the most important part of our loan book. This was a milestone year for this business as we transferred the custodian relationships from the Branches to ten dedicated Corporate Centers. The transition has been smooth and the customer experience is expected to be enhanced significantly. The result is a robust increase in loans (+16.1%), while at the same time repricing efforts continue on a client-by-client basis.

ASSET MANAGEMENT

Asset Management (in Euro million)	**FY 2008**	**FY 2007**	**% change**
Total Income	82.3	115.9	(29.1%)
Total Expenses	51.2	59.6	(14.1%)
Profit Before Tax	30.7	56.3	(45.5%)
Return on Regulatory Capital	45.8%	116.8%	...
Risk Weighted Assets	839	603	39.1%
Cost / Income Ratio	62.3%	51.4%	....
Customer Funds (end-period)	4,966	11,300	(56.1%)

Profit before tax fell to Euro 30.7 million, on the back of extremely negative market sentiment. Funds under management stood at Euro 5 billion, despite prolonged investment inertia. The redesign of our asset gathering distribution function targeting mass affluent customers together with our leading product proposition in mutual funds and bancassurance products is expected to offset the negative impact from the unfavorable fundamentals.

INVESTMENT BANKING AND TREASURY

Investment Banking and Treasury (in Euro million)	FY 2008	FY 2007	% change
Total Income	49.7	116.1	(57.2%)
Total Expenses	40.7	38.1	7.0%
Profit Before Tax	8.8	79.1	(88.9%)
Return on Regulatory Capital	2.2%	21.1%	...
Risk Weighted Assets	4,990	4,689	6.4%
Cost / Income Ratio	82.0%	32.8%	...

Profit before tax for the period amounted to Euro 8.8 million was materially affected by on-going capital markets volatility and the substantial spread widening on all bond classes.

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS

in Euro million	Dec. 2008	Sep. 2008	Jun. 2008	Mar. 2008	Dec. 2007	% Dec. 2008 / Dec. 2007
Assets	65,270	64,266	57,618	56,415	54,684	*19.4%*
Loans (net)	50,705	49,557	46,759	44,373	42,072	*20.5%*
Securities	5,322	5,179	1,938	3,428	3,423	*55.5%*
Deposits	42,547	42,158	37,520	35,986	34,665	*22.7%*
Private Banking	2,952	3,720	4,451	4,951	5,584	*(47.1%)*
Mutual Funds	1,793	3,012	4,907	4,989	5,456	*(67.1%)*
Senior Debt	6,342	7,888	7,617	7,591	7,960	*(20.3%)*
Subordinated Debt	900	1,069	1,203	1,161	1,229	*(26.8%)*
Hybrid Capital	887	888	887	888	888	*(0.1%)*
Shareholders Equity	3,021	3,364	3,269	3,312	3,371	*(10.4%)*

INCOME STATEMENT

in Euro million	2008	2007	% change	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Operating Income	2,345.7	2,237.3	4.8%	523.2	607.4	624.2	591.0
Net Interest Income	1,798.6	1,605.3	12.0%	436.2	464.5	455.9	442.0
Net fee and commission income	464.4	464.6	0.0%	111.1	119.4	118.5	115.3
Income from financial operations	(6.8)	82.5	(108.3%)	(45.0)	(2.2)	23.2	17.1
Other income	89.5	84.9	5.4%	20.8	25.6	26.5	16.7
Operating Expenses	(1,178.3)	(1,025.3)	14.9%	(333.5)	(294.5)	(286.7)	(263.5)
Staff costs	(589.5)	(526.9)	11.9%	(153.0)	(151.3)	(146.0)	(139.3)
General expenses	(499.9)	(420.2)	19.0%	(156.4)	(120.7)	(118.9)	(104.0)
Depreciation and amortization expenses	(88.9)	(78.3)	13.7%	(24.2)	(22.6)	(21.9)	(20.3)
Impairment losses	(541.8)	(226.7)	139.0%	(275.7)	(124.1)	(74.4)	(67.6)
Profit before tax	625.6	985.3	(36.5%)	(86.1)	188.8	263.1	259.9
Income Tax	(112.2)	(214.6)	(47.7%)	30.0	(34.1)	(53.3)	(54.7)
Net Profit from continuing operations	513.4	770.7	(33.4%)	(56.1)	154.7	209.7	205.1
Profit from discontinued operations	0.0	80.4	...	0.0	0.0	0.0	0.0
Net Profit	512.1	850.0	(39.8%)	(55.8)	153.7	209.1	205.0
Recurring Profit (*)	512.1	769.6	(33.5%)	(55.8)	153.7	209.1	205.0

RATIOS

	2008	2007	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Net Interest Income / Average Assets - MARGIN	3.0%	3.1%	2.7%	3.0%	3.2%	3.2%
Cost to Income Ratio	50.2%	45.8%	63.8%	48.5%	45.9%	44.6%
Return on Equity after tax and minorities - ROE (*)	15.7%	25.4%	(7.0%)	18.5%	25.4%	24.5%
Capital Adequacy Ratio (Total) (**)	10.1%	12.3%	10.1%	10.8%	11.4%	11.2%
Capital Adequacy Ratio (Tier I) (**)	8.3%	9.5%	8.3%	8.7%	8.9%	8.8%

(*) Net Profit excluding income from sale of Alpha Insurance to AXA in 2007 (profit from discontinued operations)

(**) For comparability purposes, 2007 ratios are an estimate under Basle II.

BUSINESS VOLUMES

in Euro million	Dec. 2008	Dec. 2007	% change
Customer Financing	*51,981*	*42,913*	*21.1%*
of which:			
Greece	*39,140*	*33,962*	*15.2%*
Mortgages	11,156	9,850	*13.3%*
Consumer Loans	3,567	2,985	*19.5%*
Credit Cards	1,378	1,202	*14.6%*
Small Business Loans	5,022	4,407	*14.0%*
of which:< €90,000 in limits	*1,398*	*1,163*	*20.2%*
Medium and Large Business Loans	18,017	15,518	*16.1%*
Southeastern Europe	*11,200*	*7,573*	*47.9%*
Mortgages	2,695	1,665	*61.9%*
Consumer Credit	1,226	789	*55.4%*
Business Loans	7,279	5,119	*42.2%*
Customer Assets	48,330	46,682	3.5%
of which:			
Deposits	42,547	34,665	*22.7%*
Greece	35,859	28,781	*24.6%*
Sight & Savings	12,741	14,439	*(11.8%)*
Time deposits & Alpha Bank Bonds	23,118	14,342	*61.2%*
Southeastern Europe	6,103	5,303	*15.1%*
Bond Sales	1,881	2,280	*(17.5%)*
Mutual Funds	1,793	5,456	*(67.1%)*
Portfolio Management	3,173	5,844	*(45.7%)*
of which: Private Banking	2,952	5,584	*(47.1%)*

END